

11007326

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Received SEC

JUL 13 2011

Washington, DC 20549

ActivCare at Bressi Ranch, LLC

(Exact name of issuer as specified in its charter)

California

(State or other jurisdiction of incorporation or organization)

Income Property Group
c/o Health Care Group
9619 Chesapeake Drive
Suite 103
San Diego, California 92123
858-565-4424

(Name, address, including zip code, and telephone number, including area code, of issuer's principal executive office)

D. Kevin Moriarty
c/o Health Care Group
9619 Chesapeake Drive
Suite 103
San Diego, California 92123
858-565-4424

(Name, address, including zip code, and telephone number, including area code, of agent for service)

8050	45-2636068
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I
NOTIFICATION

Item 1. **Significant Parties**

(a) As a limited liability company, the issuer has a manager rather than directors. The issuer's manager is:

Name		Address
Income Property Group, a California corporation	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	N/A

(b) The issuer has no officers.

(c) N/A

(d) The record owners of 5% or more of the membership interests of the issuer are:

Name		Address
Income Property Group, a California corporation (Sole member)	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	N/A

(e) The beneficial owners of greater than 5% of the membership interests of the issuer are:

Same as record owner.

(f) The promoters of the issuer are:

Name		Address
Income Property Group, a California corporation	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	N/A

Health Care Group, a California corporation	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	N/A

(g) The affiliates of the issuer are:

Name		**Address**
Income Property Group, a California corporation	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	N/A
Health Care Group, a California corporation	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	N/A
Bressi Development LLC a California limited liability company	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	N/A
R.A.C. Bressi, LP a California limited partnership	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	N/A
Bressi Holding, LLC a California limited liability company	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	N/A
Principal Investors, LP a California limited partnership	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123

	Residential:	N/A
J-C La Jolla, Ltd. a California limited partnership	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	N/A
HCG Lending, LLC a California limited liability company	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	N/A
HCG Properties, LLC a California limited liability company	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	N/A
Major Grand Development, LLC a California limited liability company	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	N/A
Briercrest Development, L.P. a California limited partnership	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	N/A
Brittany House, LLC a California limited liability company	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	N/A
Urban Financial Corporation, a California corporation	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	N/A

Chance Invest-Co LLC a California limited liability company	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	N/A
C-R Invest-Co LLC a California limited liability company	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	N/A
Coachella Desert Land Partners, LLC a California limited liability company	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	N/A

(h) Counsel to the issuer with respect to the proposed offering is:

Name		**Address**
Kaplan & Frank, PLC	Business:	7 East 2nd Street Richmond, Virginia 23224
	Residential:	N/A

(i) The underwriter with respect to the proposed offering is:

Name		**Address**
Courtlandt Securities Corporation, a California corporation	Business:	3991 MacArthur Blvd., Suite 320 Newport Beach, California 92660
	Residential:	N/A

(j) The underwriter's directors are:

Name		**Address**
Michael L. Cruz	Business:	3991 MacArthur Blvd., Suite 320

		Newport Beach, California 92660
	Residential:	N/A

(k) The underwriter's officers are:

Name		**Address**
Michael L. Cruz Chief Executive Officer	Business:	3991 MacArthur Blvd., Suite 320 Newport Beach, California 92660
	Residential:	N/A
Steve M. Moore Chief Operating Officer	Business:	3991 MacArthur Blvd., Suite 320 Newport Beach, California 92660
	Residential:	N/A
Elizabeth Tractenberg FINRA Operations Officer	Business:	3991 MacArthur Blvd., Suite 320 Newport Beach, California 92660
	Residential:	N/A

(l) The underwriter has no general partners.

(m) Counsel to the underwriter is:

Name		**Address**
Jeffer, Mangels, Butler & Mitchell LLP	Business:	1900 Avenue of the Stars, Seventh Floor Los Angeles, California 90067
	Residential:	N/A

Item 2. Application of Rule 262

(a) None of the persons indentified in Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) N/A

Item 3. Affiliate Sales

N/A

Item 4. Jurisdictions in Which Securities are to be Offered

(a) The securities will be offered by the underwriter in the following states: California, Colorado, Illinois, and Minnesota.

(b) N/A

Item 5. Unregistered Securities Issued or Sold Within One Year

On June 8, 2011, the issuer was formed and issued a single Series B-3 Unit to Income Property Group as the issuer's initial member for no consideration. Income Property Group will be redeemed as of the closing date of this offering for no consideration.

Item 6. Other Present or Proposed Offering

Neither the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

Item 7. Marketing Arrangements

(a) N/A

(b) N/A

Item 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the Offering Statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issue or any of its parents or subsidiaries as a promoter, underwriter, voting trustee, director, officer, or employee.

Item 9. Use of a Solicitation of Interest Document

N/A

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

Preliminary Offering Circular
Subject to Completion, Dated July 11, 2011

ActivCare at Bressi Ranch, LLC
9619 Chesapeake Dr., Ste. 103
San Diego, CA 92123

Class A Units of Membership Interest
$5,000,000 Maximum Aggregate Offering Amount (5,000 Units)

ActivCare at Bressi Ranch, LLC, a California limited liability company is offering up to an aggregate of $5,000,000 of Class A units of its membership interests, or the Offered Units, in accordance with the terms described in this Offering Circular. The purchase price per Offered Unit is $1,000 and the minimum purchase requirement is twenty (20) Offered Units ($20,000). We must sell the total offering amount of 5,000 Offered Units ($5,000,000) before we may receive any proceeds from this offering. The Offered Units are being offered only in the states of California, Colorado, Illinois, and Minnesota and solely to persons who meet the suitability standards set forth herein. *See* "**WHO MAY INVEST.**" This offering shall terminate on January 31, 2012. Purchasers of the Offered Units may be referred to herein as "Class A Members of our company" or "Class A Members."

The economic, voting and other rights of purchasers of Offered Units are set forth in our operating agreement, in the form attached this Offering Circular as Appendix B2 and to which investors will become party upon the acceptance of their subscriptions and the release of the proceeds from this offering to us. Purchasers of Offered Units are entitled to a minimum, cumulative preferred return from operating cash flow of eight percent (8%) per annum on their unreturned capital contributions to us. Our operating cash flow will initially be distributed such that our Class A Members receive the greater of (a) their accrued preferred return or (b) 50% of the total operating cash flow. Our other members, the Class B Members, who are further subdivided into several series of Class B Member, will receive and split the remaining operating cash flow as further described herein. Once our Class A Members have received an aggregate internal rate of return (calculated in accordance with the formula set forth in our operating agreement) of 12% on their aggregate capital contributions to us (whether from operating cash flow or proceeds of a capital transaction), all subsequent operating cash flow shall be split 25% to the Class A Members and 75% to the Class B Members. If we engage in a capital transaction (such as a sale of its assets or a refinancing), the net proceeds of such a transaction will first be distributed to the Class A Members to return their capital contributions, then to the Class A Members until the Class A Members have received aggregate distributions (including prior distributions from operating cash flow and from prior capital transactions) resulting in a 12% internal rate of return on their aggregate capital contributions, and, finally, the remainder will be split 25% to the Class A Members and 75% to the Class B Members. However, neither the Class A Members preferred return, nor the return of the Class A Members' invested capital is guaranteed by our company or any of our other members or affiliates. *See* "**DESCRIPTION OF OFFERED SECURITIES.**"

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

Preliminary Offering Circular
Subject to Completion, Dated July 11, 2011

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company
Per Offered Unit:	$1,000	$100	$900
Total:	$5,000,000	$500,000	$4,500,000

The Offered Units will be offered to prospective investors on a best efforts basis by **Courtlandt Securities Corporation,** or our dealer manager, a member firm of the Financial Industry Regulatory Authority, or FINRA. Our dealer manager may engage other FINRA member firms as participating broker-dealers who will receive commissions on the sale of the Offered Units. Our dealer manager will receive selling commissions of 5.83% of the offering proceeds, which it will re-allow and pay to participating broker-dealers, who sell Offered Units, and our dealer manager will also receive a non-accountable due diligence, marketing and expense reimbursement fee of 3.00% of the offering proceeds, which it may also re-allow and pay to the participating broker-dealers. In addition, our dealer manager will receive a dealer manager fee equal to 1.17% of the gross proceeds of the offering.

No dealer, broker, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Offering Circular and, if given or made, such other information should not be relied upon as having been authorized by our company or our dealer manager. This Offering Circular constitutes an offer to sell or a solicitation of an offer to buy the Offered Units solely in the states of California, Colorado, Illinois, and Minnesota. If you are a resident of a state other than the foregoing and have received this Offering Circular, please return the Offering Circular to our company or our dealer manager, keeping no copies thereof. Neither the delivery of this Offering Circular, any sale made hereunder, nor the filing or other use of this Offering Circular shall create an implication that there has been no change in the affairs of the Company since the date hereof or imply that any information herein is accurate or complete as of any later date.

An investment in the Offered Units is subject to several risks. Prospective investors should carefully review the **RISK FACTORS** beginning on page 12.

WHO MAY INVEST

General

An investment in the Offered Units involves significant risk and is only suitable for persons who have adequate financial means, desire a relatively long-term investment and who will not need immediate liquidity from their investment. There is no public market for our Offered Units and we cannot assure you that one will develop, which means that it may be difficult for you to sell your Offered Units. This investment is not suitable for persons who require immediate liquidity or guaranteed income, who seek a short-term investment, or who cannot bear the loss of their entire investment.

In consideration of these factors, we have established suitability standards for purchasers of the Offered Units in this offering and subsequent purchasers of our Offered Units from third parties. These suitability standards require that a purchaser of our Offered Units have, excluding the value of a purchaser's home, furnishings and automobiles, either:

a net worth of at least $250,000; or

a gross annual income of at least $70,000 and a net worth of at least $70,000.

In the case of sales to fiduciary accounts (such as an IRA, Keogh Plan, or pension or profit sharing plan), these suitability standards must be met by the beneficiary, the fiduciary account or by the person who directly or indirectly supplied the funds for the purchase of our Offered Units if that person is the fiduciary. In the case of gifts to minors, the suitability standards must be met by the custodian account or by the donor.

These suitability standards are intended to help ensure that, given the long-term nature of an investment in our Offered Units, our investment objectives and the relative illiquidity of the Offered Units, an investment in the Offered Units is an appropriate investment for those who become Class A Members.

California

We intend to qualify for an exemption from registration of the Offered Units in California pursuant to Section 25102(n) of the California Corporations Code. In connection with such exemption, all persons to whom we sell the Offered Units must be "qualified purchasers" as defined in Section 25102(n)(2) of the California Corporations Code. According to Section 25102(n)(2) of the California Corporations Code, "qualified purchasers" include the following.

(a) The trustee of an issuer which is a trust and the general partner of an issuer which is a partnership, who exercise managerial functions with respect to such entities, and any officer, director or general partner of a general partner of an issuer which is a partnership.

(b) Any person who occupies a position with the issuer, or with a general partner of an issuer which is a partnership, with duties and authority substantially similar to those of an executive officer of a corporation.

(c)

(1) Any relative, spouse or relative of the spouse of an otherwise qualified purchaser who has the same principal residence as the purchaser;

(2) any trust or estate in which an otherwise qualified purchaser and any of the persons related to such purchaser as specified in clause (1) or clause (3) collectively have more than 50% of the beneficial interest (excluding contingent interests); and

(3) any corporation or other organization of which an otherwise qualified purchaser and any of the persons related to such purchaser as specified in clause (1) or clause (2) collectively are beneficial owners of more than 50% of the equity securities (excluding director's qualifying shares) or equity interests. "Relative" means a person related by blood, marriage or adoption.

(d) Any individual who is a "promoter" of the issuer, as defined in Subsection (f) of Section 260.102.12 of the California Code of Regulations.

(e) Any person who purchases $150,000 or more of the securities offered in the transaction, provided each such purchaser meets either one of the following, or who the issuer reasonably believes comes within either of the following:

(1) Such person, or such person's professional advisor, has the capacity to protect such person's own interests in connection with the transaction, as provided in Section 25102(f)(2) of the California Corporations Code.

(2) The investment (including mandatory assessments) does not exceed 10% of such person's net worth or joint net worth with that person's spouse.

(f) A small business investment company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Company Act of 1958, and a business development company as defined in Section 2(a)(48) of the Investment Company Act of 1940, and a private business development company as defined in Section 202(a)(22) of the Investment Advisors Act of 1940.

(g) A person who comes within one of the categories of an "accredited investor" in Rule 501(a) of Regulation D adopted by the Securities and Exchange Commission, or SEC, under the Securities Act of 1933, or Securities Act.

(h) Any entity in which all of the equity owners are persons specified in Section 25102(i) of the California Corporations Code; Rule 260.102.10 of the California Code of Regulations; or subsections (a), (b), (c), (d), (f) and (g) above; or who are "officers, directors or affiliates of the issuer" as that term is used in Section 25102(f) of the Code.

(i) Any (1) bank, savings and loan association, trust company, insurance company, investment company registered under the Investment Company Act of 1940, pension or profit-sharing trust (other than a pension or profit-sharing trust of the issuer, a self-employed individual retirement plan, or individual retirement account), or other institutional investor or governmental agency or instrumentality that the commissioner may designate by rule, whether the purchaser is acting for itself or as trustee, or (2) any corporation with outstanding securities registered under Section 12 of the Securities Exchange Act of 1934 or any wholly owned subsidiary of the corporation that after the offer and sale will own directly or indirectly 100 percent of the outstanding capital stock of the issuer, provided the purchaser represents that it is purchasing for its own account (or for the trust account) for investment and not with a view to or for sale in connection with any distribution of the security.

(j) A pension or profit-sharing trust of the issuer, a self-employed individual retirement plan, or an individual retirement account, if the investment decisions made on behalf of the trust, plan, or account are made solely by persons who are qualified purchasers.

(k) An organization described in Section 501(c)(3) of the Internal Revenue Code, or the Code, corporation, Massachusetts or similar business trust, or partnership, each with total assets in excess of five million dollars ($5,000,000) according to its most recent audited financial statements.

(l) a natural person who, either individually or jointly with the person's spouse, (i) has a minimum net worth of two hundred fifty thousand dollars ($250,000) and had, during the immediately preceding tax year, gross income in excess of one hundred thousand dollars ($100,000) and reasonably expects gross income in excess of one hundred thousand dollars ($100,000) during the current tax year or (ii) has a minimum net worth of five hundred thousand dollars ($500,000). "Net worth" shall be determined exclusive of home, home furnishings, and automobiles. Other assets included in the computation of net worth may be valued at fair market value. Further, the amount of investment by any natural person may not exceed 10% of the net worth, as determined in accordance with the above, of such natural person.

If you are a resident of the state of California, you must be a qualified purchaser meeting the terms of at least one of (a) through (l) set forth above in order to purchase Offered Units in this offering. If you are a resident of the state of California, have received this Offering Circular and do not meet the terms of any of (a) through (l) above, then you may not purchase Offered Units in this offering and you must return this Offering Circular to us, keeping no copies thereof.

Broker-Dealer Requirements

Each of the participating broker-dealers, authorized registered representatives or any other person selling Offered Units on our behalf is required to:

- make every reasonable effort to determine that the purchase of Offered Units is a suitable and appropriate investment for each investor based on information provided by such investor to the broker-dealer, including such investor's age, investment objectives, income, net worth, financial situation and other investments held by such investor; and

- maintain, for at least six years, records of the information used to determine that an investment in our Offered Units is suitable and appropriate for each investor, and, with respect to investors hailing from the state of California, that such investors meet the definition of "qualified purchaser" as described above.

In making this determination, your participating broker-dealer, authorized registered representative or other person selling Offered Units on our behalf will, based on a review of the information provided by you, consider whether you:

- meet the minimum income and net worth standards established in your state, including without limitation, whether residents of the state of California meet the minimum income and net worth standards, or other applicable standards, necessary to meet the definition of "qualified purchaser" as set forth above;

- can reasonably benefit from an investment in our Offered Units based on your overall investment objectives and portfolio structure;

- are able to bear the economic risk of the investment based on your overall financial situation; and

- have an apparent understanding of:

  - the fundamental risks of an investment in the Offered Units;

  - the risk that you may lose your entire investment;

  - the lack of liquidity of the Offered Units;

  - the restrictions on transferability of the Offered Units;

  - the background and qualifications of our management; and

  - our business.

In addition, by signing your Purchaser Questionnaire and Subscription Agreement, you represent and warrant to us that you have received a copy of this Offering Circular and that you meet the net worth and annual gross income requirements described above and applicable in your state. These representations and warranties help us to ensure that you are fully informed about an investment in us and that we adhere to our suitability standards and meet the requirements of the exemption we are seeking from registration of the Offered Units under the California Corporations Code. In the event you or another Class A Member or a regulatory authority attempted to hold us liable because Class A Members did not receive copies of this Offering Circular or because we failed to adhere to each state's investor suitability requirements, we will assert these representations and warranties made by you in any proceeding in which such potential liability is disputed in an attempt to avoid any such liability. If you are a resident of the state of California, we further intend to rely on the representations made by you in your Subscription Agreement in determining whether you are a qualified purchaser for the purpose of meeting the requirement of the exemption from registration we are seeking under the California Corporations Code. By making these representations, you will not waive any rights that you may have under federal or state securities laws.

Restrictions Imposed by the USA PATRIOT Act and Related Acts

In accordance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, the securities offered hereby may not be offered, sold, transferred or delivered, directly or indirectly, to any "unacceptable investor," which means anyone who is:

- a "designated national," "specially designated national," "specially designated terrorist," "specially designated global terrorist," "foreign terrorist organization," or "blocked person" within the definitions set forth in the Foreign Assets Control Regulations of the United States, or U.S., Treasury Department;
- acting on behalf of, or an entity owned or controlled by, any government against whom the U.S. maintains economic sanctions or embargoes under the Regulations of the U.S. Treasury Department;
- within the scope of Executive Order 13224 — Blocking Property and Prohibiting Transactions with Persons who Commit, Threaten to Commit, or Support Terrorism, effective September 24, 2001;
- a person or entity subject to additional restrictions imposed by any of the following statutes or regulations and executive orders issued thereunder: the Trading with the Enemy Act, the National Emergencies Act, the Antiterrorism and Effective Death Penalty Act of 1996, the International Emergency Economic Powers Act, the United Nations Participation Act, the International Security and Development Cooperation Act, the Nuclear Proliferation Prevention Act of 1994, the Foreign Narcotics Kingpin Designation Act, the Iran and Libya Sanctions Act of 1996, the Cuban Democracy Act, the Cuban Liberty and Democratic Solidarity Act and the Foreign Operations, Export Financing and Related Programs Appropriations Act or any other law of similar import as to any non-U.S. country, as each such act or law has been or may be amended, adjusted, modified or reviewed from time to time; or
- designated or blocked, associated or involved in terrorism, or subject to restrictions under laws, regulations, or executive orders as may apply in the future similar to those set forth above.

HOW TO SUBSCRIBE

Prospective investors who meet the suitability standards described above (and, if residing in California, are qualified purchasers) herein may subscribe for Offered Units as follows:

- Review this entire Offering Circular and any appendices, exhibits and supplements accompanying this Offering Circular.
- Complete the execution copy of the Purchaser Questionnaire and Subscription Agreement, or Subscription Agreement. A specimen copy of the Subscription Agreement is included in this Offering Circular as Appendix C.
- Deliver your completed and executed Subscription Agreement to our dealer manager at the address set forth in the Subscription Agreement.
- Deliver your check or wire transfer for the full purchase price of the Offered Units being subscribed for to Comerica Bank, our escrow agent.
- Your check should be made payable to "Comerica Bank, as Escrow Agent for ActivCare at Bressi Ranch, LLC." You may also deliver the purchase price of the Offered Units directly to Comerica Bank, our escrow agent, pursuant to wiring instructions included in the Subscription Agreement

By executing the Subscription Agreement and paying the total purchase price for the Offered Units subscribed for, each investor attests that he or she meets the minimum income and net worth standards we have established, and, in the case of an investor residing in the state of California, is a qualified purchaser as defined in Section 25102(n)(2) of the California Corporations Code.

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription, in whole or in part. An approved custodian or trustee must process and forward to us subscriptions made through IRAs, Keogh plans, 401(k) plans and other tax-deferred plans. If we do not accept your subscription, our escrow agent promptly return your check without interest, or promptly refund any purchase price transferred via wire transfer. Any subscription application not accepted within thirty (30) days of receipt shall be deemed rejected. Accepted subscription amounts will be placed in an interest-bearing escrow account with Comerica Bank, as escrow agent, until subscriptions for the full offering amount have been received and accepted by us, at which time the escrow agent will release the proceeds, and any interest earned thereon, to our company which will use the proceeds for the purposes described in this Offering Circular.

If we do not receive and accept subscriptions for the full offering amount prior to the offering termination date, January 31, 2012, the escrow agent will promptly refund subscribers' purchase prices, together with any interest accrued thereon, following the termination of the offering.

See the "**WHO MAY INVEST**" and the "**PLAN OF DISTRIBUTION**" sections of this Offering Circular for additional details on how you can subscribe for Offered Units.

TABLE OF CONTENTS

Appendices – Please note that other than Appendix C all of the Appendices listed below are contained on CD-ROM enclosed with this Offering Circular. All Appendices have been filed with the SEC as exhibits to the Offering Statement of which this Offering Circular is a part.

Appendix A – Managing Broker-Dealer Agreement by and between Courtlandt Securities Corporation and us
Appendix B1 – Our Articles of Organization
Appendix B2 – Our Operating Agreement
Appendix C – Form of Purchaser Questionnaire and Subscription Agreement
Appendix D1 – Management Agreement by and between R.A.C .Bressi, LP and Health Care Group
Appendix D2 – Agreement between Bressi Development LLC and Bycor General Contractors, Inc.
Appendix D3A – Loan Agreement (Non-Revolving Construction Loan Converting to Mini-Perm Loan) by and between Bressi Development LLC and Mutual of Omaha Bank
Appendix D3B – Construction Deed of Trust with Assignment of Rents, Security Agreement and Fixture Filing by and among Bressi Development LLC, Chicago Title Company and Mutual of Omaha Bank.
Appendix D4 – Lease by and between Bressi Development LLC and R.A.C. Bressi, LP
Appendix D5 – Form of Fully Amended and Restated Operating Agreement of Bressi Development LLC
Appendix D6 – Form of Fully Amended and Restated Agreement of Limited Partnership of R.A.C. Bressi, LP
Appendix D7 – Reorganization Agreement between all the current members of Bressi Development LLC, all the current limited partners of R.A.C. Bressi, LP and us
Appendix E – Escrow Agreement by and between Comerica Bank and us
Appendix F – Opinion of Kaplan & Frank, PLC regarding legality of the Offered Units

SUMMARY OF THE OFFERING CIRCULAR

This summary of the Offering Circular highlights material information contained elsewhere in this Offering Circular. Because it is a summary, it may not contain all of the information that is important to your decision whether to invest in the Offered Units. To understand this offering fully, you should read the entire Offering Circular carefully, including the "Risk Factors" section. The use of the words "we," "us," "the Company," or "our" refers to ActivCare at Bressi Ranch, LLC and our two prospective subsidiaries, Bressi Development LLC, or Bressi Development and R.A.C. Bressi LP, or RAC Bressi, which we will acquire as of the closing of this offering, except where the context otherwise requires.

General

We were formed as a California limited liability company on June 8, 2011. We intend to provide investors in the Offered Units the potential for income and growth through the construction and operation of a 50-unit, 80-bed memory-care facility on a 2.5 acre parcel of land located at 6255 Nygaard Street, Carlsbad, California, as a part of the Bressi Ranch master-planned community. Our facility will be known as ActivCare at Bressi Ranch. We intend to own and operate ActivCare at Bressi Ranch through our prospective two subsidiaries, Bressi Development and RAC Bressi. We will acquire all of the membership interests in Bressi Development and all of the limited partnership interests in RAC Bressi contemporaneously with, or immediately prior to, the closing of this offering. Income Property Group, our company's manager, will be the general partner of RAC Bressi and the manager of Bressi Development with control over each of their operations (subject to the right of our members to consent to major decisions as contained in our operating agreement). *See* "**REORGANIZATION TRANSACTIONS.**"

Bressi Development owns the land and improvements which will form our facility when completed, and RAC Bressi will own and control the operations of ActivCare at Bressi Ranch. ActivCare at Bressi Ranch is currently under construction using the proceeds of a construction loan, or our senior loan, made to Bressi Development by Mutual of Omaha Bank, or our senior lender, and is expected to be completed on or about October 1, 2011. *See* "**DESCRIPTION OF OUR BUSINESS**" and "**DESCRIPTION OF OUR PROPERTIES.**"

Our manager is Income Property Group, a California corporation formed in 1982. Income Property Group is responsible for the day-to-day management of our business and affairs. Our members, including Class A Members, have the right to vote on only certain major decisions. *See* "**MANAGEMENT – Income Property Group**" and "**DESCRIPTION OF OUR OPERATING AGREEMENT.**"

RAC Bressi has entered into a management agreement with Health Care Group, a California corporation and an affiliate of our company and Income Property Group, to manage the day-to-day operations of our ActivCare at Bressi Ranch facility. Under the terms of our management agreement, Health Care Group shall be solely responsible for managing the operations of our ActivCare at Bressi Ranch facility. As the manager of our ActivCare at Bressi Ranch facility, Health Care Group will pay all operating expenses of the facility on our behalf from the income generated by the facility, but we will be responsible for any shortfalls. Health Care Group will be paid a management fee for its services, which will be equal to the greater of (a) $18,000 per month, or (b) 5% of monthly gross revenues from operations. *See* "**DESCRIPTION OF OUR MANAGEMENT AGREEMENT.**" Health Care Group is a California corporation and was formed in 1979 and currently manages nine (9) senior housing and care facilities offering approximately 1,946 accommodations. Of these nine facilities, seven offer ActivCare®, Health Care Group's trademarked 24-hour care program for Alzheimer's patients. Seven of the facilities currently managed by Health Care Group were sold by affiliates of Health Care Group and are managed under a management agreement between Health Care Group and the third party purchaser which expires in September 2011. Following this agreement's expiration, Health Care Group will manage two facilities (exclusive of ActivCare at Bressi Ranch), each including ActivCare® programs, which facilities will have accommodations for approximately 656 residents. *See* "**MANAGEMENT – Health Care Group**" and "**DESCRIPTION OF OUR BUSINESS**" and "**DESCRIPTION OF OUR PROPERTY – ActivCare at Bressi Ranch.**"

Our Company

Our company is a California limited liability company formed on June 8, 2011 pursuant to Articles of Organization filed with the California Secretary of State. Our Articles of Organization are enclosed on CD-ROM with this Offering Circular as Appendix B1. Purchasers of our Offered Units will become Class A Members in us. Investors' executed signature pages to their subscription agreements will also constitute their signatures to our Operating Agreement attached to this Offering Circular as Appendix B2. Our Operating Agreement governs the various rights and obligations of our members, including the Class A Members.

Purchasers of Offered Units will become Class A Members in us. Our remaining members are called Class B Members. Our Class B Members are further divided into Series B-1A, Series B-1B, Series B-2 and Series B-3 Members. As of the date of this Offering Circular, all of our Class B Members are persons who formerly had ownership interests in Bressi Development and RAC Bressi, our subsidiaries. Concurrently with the closing of this offering, we will acquire our Class B Members' membership interests in Bressi Development and their limited partnership interests in RAC Bressi pursuant to the issuance of the various Class B membership interests in us to the Class B Members. Our Class B Members have irrevocably committed to exchanging their membership interests in Bressi Development and limited partnership interests in RAC Bressi for Class B membership interests in us, contingent upon only our achievement of the total offering and the closing of this offering. We will refer to these equity exchange transactions in this Offering Circular as our "reorganization transactions." *See* **"REORGANIZATION TRANSACTIONS."**

The following is a structure chart summarizing our company's structure as it will appear following our reorganization transactions:


Income Property Group
"our manager"
Class A Members
Class B Members
ActivCare at Bressi Ranch, LLC
"our company"
Bressi Development, LLC
"Bressi Development"
Real Property
RAC Bressi, LP
"RAC Bressi"
Operations
Health Care Group
"Health Care Group"
Management
ActivCare at Bressi Ranch
Facility

Securities Offered

The Offered Units are Class A units of membership interests in our company. The Offered Units are entitled to a preference in the distribution of both our operating cash flow and distributable net proceeds from capital transactions, and the Offered Units will continue to receive distributions from our operating cash flow after having reached their preferred return threshold. Class A Members will have the right to consent, via the vote of Class A Members holding a majority of our Offered Units in the aggregate, to certain major decisions, and will also have the right to remove Income Property Group as our manager for "cause" pursuant to a supermajority consent (75% of our our Offered Units in the aggregate). Every purchaser of Offered Units will be required to become a member of our company and party to our company's operating agreement. *See* **"DESCRIPTION OF SECURITIES OFFERED**

– **Description of Our Operating Agreement.**" Our operating agreement is attached as Appendix B2 to this Offering Circular.

Purchasers of Offered Units are entitled to a minimum, cumulative preferred return from operating cash flow of eight percent (8%) per annum on their unreturned capital contributions to us. Our operating cash flow will initially be distributed such that our Class A Members receive the greater of (a) their accrued preferred return or (b) 50% of the total operating cash flow. Our other members, the Class B Members, who are further subdivided into several series of Class B Member, will receive and split the remaining operating cash flow as further described herein. Once our Class A Members have received an aggregate internal rate of return (calculated in accordance with the formula set forth in our operating agreement) equal to 12% on their aggregate capital contributions to us (whether from operating cash flow or proceeds of a capital transaction), all subsequent operating cash flow shall be split 25% to the Class A Members and 75% to the Class B Members. If we engage in a capital transaction (such as a sale of assets or a refinancing), the net proceeds of such a transaction will first be distributed to the Class A Members to return their capital contributions, then to the Class A Members until the Class A Members have received aggregate distributions resulting in a 12% internal rate of return on their aggregate capital contributions, and, finally, the remainder will be split 25% to the Class A Members and 75% to the Class B Members. However, neither the Class A Members preferred return, nor the return of the Class A Members' invested capital is guaranteed by the Company or any of its other members or affiliates. *See* "**DESCRIPTION OF SECURITIES OFFERED.**"

Plan of Distribution

We are offering 5,000 Offered Units in this offering for $1,000.00 per Offered Unit. The minimum purchase in this offering is 20 Offered Units, for a minimum purchase price of $20,000; however, we can waive the minimum purchase requirement at our sole discretion. **Accepted subscriptions for the full offering amount must be received, accepted by us and deposited with Comerica Bank, our escrow agent before the proceeds of this offering will be released to us. If we have not received and accepted subscriptions for the full offering amount by January 31, 2012 then this offering will terminate and the escrow agent will promptly refund all purchase prices paid for Offered Units together with any interest accrued thereon.**

The offers and sales of our Offered Units will be made on a "best efforts" basis by broker-dealers who are members of FINRA. Courtlandt Securities Corporation, our dealer-manager, will receive selling commissions equal to 5.83% of the gross proceeds of the offering which it will re-allow and pay to participating broker-dealers, and a non-accountable due diligence ,marketing and expense reimbursement fee of 3.00% of the gross proceeds of the offering each of which it may re-allow and pay to participating broker-dealers who are members of the selling group. For acting as managing broker-dealer, our dealer-manager will receive a non-accountable dealer-manager fee of 1.17% of the gross proceeds of the offering and, each of which it may re-allow and pay any portion of thereof to the selling group members. Our dealer-manager will not be required to account for the spending of amounts comprising the dealer-manager fee and the non-accountable due diligence fee. Our dealer-manager may also sell Offered Units as part of the selling group, thereby becoming entitled to selling commissions. The total aggregate amount of commissions and expense reimbursements will not exceed 10.0% of the gross proceeds. *See* "**ESTIMATED USE OF PROCEEDS**."

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "outlook," "seek," "anticipate," "estimate," "approximately," "believe," "could," "project," "predict," or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to the factors referenced in this Offering Circular, including those set forth under the section captioned "**RISK FACTORS.**"

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Offering Circular. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Offering Circular. The matters summarized under "**RISK FACTORS.**" and elsewhere in this Offering Circular could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this Offering Circular, whether as a result of new information, future events or otherwise.

RISK FACTORS

An investment in our Offered Units is highly speculative and is suitable only for persons who are able to evaluate the risks of the investment. An investment in our Offered Units should be made only by persons able to bear the risk of and to withstand the total loss of their investment. In addition to the factors set forth elsewhere in this Offering Circular and general investment risks, prospective purchasers should consider the following risks before making a decision to purchase our Offered Units.

General Risks of an Investment in Us

We have a limited operating history. Therefore, you may not be able to adequately evaluate our ability to achieve our investment objectives.

We were formed on June 8, 2011 and have no prior operating history. Bressi Development and RAC Bressi, which we will acquire concurrently with the closing of this offering, were formed in May 2010, and have only a limited operating history. ActivCare at Bressi Ranch is under construction and has not yet begun operations. For the foregoing reasons, we have no financial history upon which you may base an investment in us. As a result, an investment in our Offered Units may entail more risks than the securities of a company with a substantial operating history. You should consider our prospects in light of the risks, uncertainties and difficulties frequently encountered by companies like ours that do not have a substantial operating history, of which many may be beyond our control.

To be successful in this market, we, Income Property Group, our manager, and Health Care Group, who will manage our ActivCare at Bressi Ranch facility following its completion must, among other things:

- Successfully complete construction of ActivCare at Bressi Ranch in a timely and cost-efficient manner;
- Stabilize the occupancy of ActivCare at Bressi Ranch following its completion;
- attract, integrate, motivate and retain qualified personnel to manage our day-to-day operations, whether corporately, through Income Property Group, or through Health Care Group at our ActivCare at Bressi Ranch facility; and
- respond to competition both with respect to our ActivCare at Bressi Ranch facility and potential investors' investment in us.

We cannot guarantee that we will succeed in achieving these goals, and our failure to do so could cause you to lose all or a portion of your investment in our Offered Units

We are dependent on our management to achieve our objective, and our manager's, or Health Care Group's, loss of, or inability to obtain, key personnel could delay or hinder implementation of our investment strategies, which could adversely affect the value of your investment and our ability to make distributions.

Our success depends on the diligence, experience and skill of our manager and Health Care Group for the construction, financing and operation of our ActivCare at Bressi Ranch facility. In particular, we are dependent on the executive officers of our manager and Health Care Group, including without limitation W. Major Chance, the Chief Executive Officer and President of our manager and the Chief Executive Officer of Health Care Group, B. Renee Bernard, an Executive Vice President of our manager and President and Chief Financial Officer of Health Care Group, D. Kevin Moriarty, Executive Vice President – Construction, Secretary and Treasurer of our manager and Vice President-Development of Health Care Group, and Todd A. Shetter, Executive Vice President – Marketing of our manager and Chief Operating Officer of Health Care Group to perform their respective duties. Neither we, nor either of our manager or Health Care Group, have entered into an employment or other agreement with any of Mr. Chance, Ms. Bernard, Mr. Moriarty, Mr. Shetter, or other key personnel. The loss of Mr. Chance, Ms. Bernard, Mr. Moriarty, Mr. Shetter or any other key person could harm our business, financial condition, cash flow and results of operations. Furthermore, the loss of Mr. Chance or Mr. Moriarty will be an event of default under our senior loan following the execution of the anticipated loan modification agreement in respect of our senior lender's consent to our reorganization transactions. Any such event would likely result in a material adverse effect on your investment.

You will have only limited "major decision" rights regarding our management.

Our manager, Income Property Group, has sole power and authority over the management of our company, subject only to certain rights of our Class A Members and our membership as a whole to consent on certain major decisions. Therefore, you will not have an active role in our company's management which may increase the risks and uncertainty of an investment in us.

The removal or resignation of Income Property Group as our manager will result in an event of default under our senior loan.

As a condition to granting its consent to our reorganization transactions, our senior lender is requiring us and our prospective subsidiaries to enter into a loan modification agreement, that, among other conditions, will include an event of default if Income Property Group resigns or is removed as our manager. This event of default will likely make it more difficult for us to change management while our senior loan is outstanding.

An investment in our Offered Units is not a diversified investment.

An investment in our Offered Units represents an investment in us, and through our prospective subsidiaries we will own only one asset, ActivCare at Bressi Ranch. Therefore, an investment in our Offered Units is not a diversified investment. Should ActivCare at Bressi Ranch perform poorly, this will adversely affect our revenue which, in turn, will adversely affect the our ability to make distributions to you and may cause the loss of your investment in us.

There are limitations regarding pro forma financial statements and projections.

The pro forma financial statements found in Part F/S and other projections included in this Offering Circular have been prepared by our management and have not been reviewed by our independent accountants. Because both the pro forma financial statements and the other projections contained in this Offering Circular are based on a number of assumptions and are subject to significant uncertainties and contingencies, many of which are beyond our control, there are no assurances that the projections set forth on the pro forma financial statements and other projections contained within this Offering Circular will be realized and, as such, actual results may vary significantly from the projections. Our pro forma financial statements and other projections contained within this Offering Circular should not be regarded as a guarantee or representation that the projections described thereon will be achieved, nor should such projections be relied upon in purchasing the Offered Units.

Because ActivCare at Bressi Ranch is still under construction and we anticipate it will take between eighteen to twenty-four months to complete stabilization of the facility and to begin to generate cash flow, investors will likely not receive distributions for approximately the first two years after the closing of this offering.

While the preferred return payable to purchasers of our Offered Units will accrue and will retain their payment preference when we generate enough cash to make distributions, it is unlikely that we will generate sufficient cash flow from operations to make distributions during the first two years following the closing of this offering. Therefore, you must view this as a long-term investment that will likely not generate immediate returns.

An investment in our Offered Units is a speculative investment.

No assurance can be given that investors will realize their investment objectives. No assurance can be given that the investors will realize a return on their investment or that they will not lose their entire investment in our Offered Units. For this reason, each prospective subscriber for our Offered Units should carefully read this Offering Circular and all Appendices to this Offering Circular. **ALL SUCH PERSONS OR ENTITIES SHOULD CONSULT WITH THEIR ATTORNEY OR FINANCIAL ADVISOR PRIOR TO MAKING AN INVESTMENT.**

Risks Related to Our Financing

We are subject to additional costs from rising interests rates.

The interest rate for our senior loan during the construction period is the greater of (a) 5.25% and (b) the prime rate plus 2.25%, and the interest rate for the senior loan during the period after construction is completed is equal to the greater of (a) 5.75% and (b) the three-year Treasury Bond rate plus 4%. Accordingly, the interest rate for both loans could increase if interest rates increase overall, and could require that we pay more during the construction period or the post-construction period, or both. Such an increase could affect our cash flow and our ability to make distributions to you.

We will be forced to seek a sale or refinance of ActivCare at Bressi Ranch within six years after the commencement of the mini-perm period.

During the construction period, we will pay only the interest accrued on our senior loan, which sums will be paid from a reserve funded by proceeds from the senior loan. Only after the commencement of the mini-perm period will we be required to make payments from cash receipts from operations. Further, we will be required to make payments of principal and interest during the mini-perm period. However, the length of the mini-perm period (three years, with a three-year extension right) is less than the amortization period for the principal payments (25 years); accordingly, there will be a substantial principal payment due on the maturity date of the senior loan. Accordingly, we will be required to refinance or sell ActivCare at Bressi Ranch at or prior to the maturity date of the senior loan in order to make that payment. If we elect to prepay the senior loan prior to the maturity date, we will be subject to a prepayment fee equal to one percent of the prepayment amount. If we cannot refinance or sell ActivCare at Bressi Ranch prior to the maturity date of the senior loan, we will be in default and the senior lender would be entitled to foreclose on the property, or exercise the other remedies available to it under the terms of the senior loan, any of which would result in the company suffering a loss and may result in a total loss on your investment.

Ongoing disruptions of global financial markets may adversely affect our ability to refinance our senior loan.

The global financial markets have been undergoing pervasive and fundamental disruptions. The continuation or intensification of any such volatility may have an adverse impact on the availability of credit to businesses generally and could lead to a further weakening of the U.S. and global economies. The disruptions have caused the restriction of credit, including for real estate loan, which could adversely affect our ability to refinance our senior loan on or before it becomes due. If we are unable to refinance our senior loan on or before its maturity date, we may be forced to sell ActivCare at Bressi Ranch, and if we are unable to do so, our senior lender may foreclose on the property, or exercise its other remedies upon a default under our senior loan, any of which would have a material adverse effect on your investment in us and may cause the loss of your entire investment.

If we fail to comply with the covenants and restrictions in the senior loan, we may default under our obligations.

Under the terms of the senior loan, we have covenanted to perform certain actions; specifically, we must construct ActivCare at Bressi Ranch in compliance with the plans and specifications approved by the senior lender, we must maintain a debt service coverage ratio of 1.25 to 1 from and after the first anniversary of the commencement of the mini-perm period, and we may not incur two consecutive quarterly losses during the same period. Under the terms of our management agreement, we will rely on Health Care Group to operate and manage ActivCare at Bressi Ranch on our behalf. If we fail to comply with these or any of the other requirements of the senior loan, the senior lender may be entitled to withhold construction funding, (or if Health Care Group fails to operate ActivCare at Bressi Ranch in a manner that produces sufficient income) foreclose on the property, or exercise the other remedies available to it under the terms of the senior loan, any of which would result in the company suffering a loss and may result in a total loss on your investment.

The senior loan precludes the making of distributions to members without the consent of the senior lender if we fail to maintain a debt service coverage ratio 1.25 to 1.

Under the terms of the senior loan documents, we may not make any distributions to members, except for distributions necessary to pay the applicable income taxes, without the prior consent of the senior lender if ActivCare at Bressi Ranch does not generate earnings before interest, taxes, depreciation and amortization, or EBITDA, equal to 125% of the monthly debt service payments under our senior loan. In such an event, we may not be able to make distributions to members as projected if the senior lender withholds their consent to the making of such distributions without risking a default under the terms of the senior loan.

If we or any of our affiliates or Class B Members default on indebtedness owed to the senior lender, it will be deemed a default under the senior loan.

In connection with the senior loan, Health Care Group, RAC Bressi, our Class B Members and certain related individuals agreed to guaranty our obligations under the senior loan. However, the senior loan documents provide that if any of the foregoing default on separate obligations owed to the senior lender, then the senior lender will be entitled to declare a default under the terms of the senior loan, which would permit them to foreclose on the property and may result in a total loss of ActivCare at Bressi Ranch. As of the date of this Offering Circular none of Health Care Group, RAC Bressi, our Class B Members or the individual guarantors have outstanding obligations to our senior lender; however, other than RAC Bressi, which will become our subsidiary upon the closing of our reorganization transactions and will be controlled by our manager as its general partner, we will not be able to control the activities of these parties in the future. We also may not receive advance notice of any defaults under obligations from such parties to our senior lender or be able to cure defaults on their behalf to avoid foreclosure.

Risks Related to Our Business

We may have underestimated the cost and amount of time associated with the construction of ActivCare at Bressi Ranch.

We believe that we have accurately estimated the construction cost and construction time associated with the construction of ActivCare at Bressi Ranch, but there can be no guarantee that our estimates are accurate. While the construction of ActivCare at Bressi Ranch is approximately 50% complete and is expected to be fully completed around October 1, 2011, if we have underestimated the remaining cost of constructing ActivCare at Bressi Ranch then additional financing may need to be found to cover such unforeseen costs. Limited availability or high interest rates on additional construction financing may adversely affect our ability to make projected distributions to Investors. Furthermore, the facility may yet experience delays from events that are outside of our control, such as weather, labor shortages or other factors. Delays in the opening of ActivCare at Bressi Ranch would adversely affect our projected revenues and would likely cause a delay in the commencement of distributions being made to you. *See* "***-Because ActivCare at Bressi Ranch is still under construction and we anticipate it will take between eighteen to twenty-four months to complete stabilization of the facility and to begin to generate cash flow, investors will likely not receive distributions for approximately the first two years after the closing of this Offering***."

We will rely on Health Care Group to manage and operate ActivCare at Bressi Ranch.

Our prospective subsidiary, RAC Bressi, has entered into a management agreement with Health Care Group to maintain and operate ActivCare at Bressi Ranch. The initial term of the management agreement is 10 years, and we will have limited recourse to terminate it during that initial term. See "**DESCRIPTION OF OUR BUSINESS – Description of the Management Agreement**". Unless Health Care Group acts in such a manner or fails to act in required manner so as to permit us to terminate the management agreement, we will be relying on them to operate ActivCare at Bressi Ranch profitably. If they fail to do so, then we may default under our financial performance obligations under the senior loan, and we may not be able to remove a poor-performing manager and hire a manager that might operate the Facility in a more profitable manner. Health Care Group receives a management fee under the terms of the management agreement whether or not they produce a profit on our behalf, which could further adversely affect our performance.

If our management agreement with Health Care Group were to terminate, our license to use the ActivCare® name and brand would also terminate and we would likely no longer be able to call our facility ActivCare at Bressi Ranch. We would likely be forced to find a new third party operator to operate our facility. Finding such a new operator could be a lengthy process and could result in regulatory problems, resident attrition and other adverse affects for our business. If the management agreement is terminated, we will be required to utilize different techniques in the management and operation of our facility as well as different marketing materials, and we will not be able to use the ActivCare® name when we market the our facility to prospective residents. The loss of this license and our ability to use these materials would likely adversely impact our ability to operate and manage our facility in a profitable manner and pay distributions to you. Further, we may be reluctant to terminate the management agreement if Health Care Group underperforms as manager due to these possible side effects. . In such a case, our ability to pay distributions to you would be materially adversely affected and you could lose your entire investment in us.

We may be required to provide additional funds to pay for operating expenses of ActivCare at Bressi Ranch.

Under the terms of the management agreement, Health Care Group is to pay all operating expenses of our ActivCare at Bressi Ranch facility from the income that the facility generates. However, if the operating expenses exceed the amount of income generated by ActivCare at Bressi Ranch, then we, as the owner of the facility, will be obligated to make up the shortfall in funds, which may affect our overall performance and our ability to pay distributions to you.

We may not obtain or maintain the applicable licenses and permits and otherwise may fail to comply with applicable law.

As a provider of health care services, we will be required to be compliant with the federal and state laws and regulations governing health care providers as a residential care facility for the elderly. If we fail to obtain or maintain the appropriate licenses and permits, we will be unable to operate, which would materially and adversely affect us. Further, if we fail to otherwise comply with applicable law we may be subject to fines and other punishment, which would also materially and adversely affect us.

The current laws concerning health care may increase our costs of compliance or affect our ability to charge our intended rates.

Changes in regulation of healthcare, and in particular regulation of health insurance providers, or a transition to a government insured health system, could adversely impact the ability of healthcare institutions and professionals to continue to realize current revenue levels as a result of, amongst other causes, government restrictions on amounts charged, increased operating costs as a result of compliance or delays in reimbursement to our residents. While we do not rely directly on government programs for income, our residents may personally rely on such programs, and any changes in government health care programs may affect our ability to charge the fees we contemplate charging or to collect our fees from residents. Were such circumstances to become a reality, our operations could be affected adversely both administratively and financially. In such an event the ability to recognize appreciation on ActivCare at Bressi Ranch may be adversely affected, or a diminution of value could occur, as a result of rental market rates for health facilities decline on a broader scale. *See* **"DESCRIPTION OF OUR BUSINESS – Description of the Assisted Living Industry –** ***California Regulatory Overview.*"**

Healthcare operations are subject to litigation risks and increasing insurance costs.

In several well publicized instances, private litigation by residents of senior living communities for negligence or alleged abuses has resulted in large damage awards against some operating companies in the senior living industry. The effect of this litigation and potential litigation has been to dramatically increase the costs of monitoring and reporting quality of care compliance incurred by companies operating facilities similar to ActivCare at Bressi Ranch. Workers compensation and employee health insurance costs have also increased in recent years. Medical liability insurance reform has become a topic of political debate and some states have enacted legislation to limit future liability awards. However, if such reforms are not generally adopted, insurance costs may continue to increase. If our insurance costs increase faster than projected it will likely adversely affect our operating cash flow and our ability to pay distributions to you.

Our primary business is the ownership and operation of ActivCare at Bressi Ranch, which subjects us to all the risks commonly associated with the ownership and operation of real property.

ActivCare at Bressi Ranch will be subject to the risks generally incident to the ownership of real property including the obligation to meet fixed and maturing obligations, changes in the national and local economic conditions, changes in the investment climate for real estate investments, changes in demand for or supply of competing property, changes in local market conditions and neighborhood characteristics, the availability and cost of mortgage funds, unanticipated holding costs, the availability and cost of necessary utilities and services, changes in real estate tax rates and other operating expenses, changes in governmental rules and fiscal policies, changes in zoning and other land use regulations, environmental controls, acts of God (which may result in uninsured losses) and other factors beyond our control. In recent years, the presence of hazardous substances or toxic waste has adversely impacted real estate values in affected areas of the country. Furthermore, there are significant risks imposed by changing governmental regulations, including but not limited to compliance with the Americans with Disabilities Act.

We will also be subject to the risks generally incident to the ownership of income-producing real property such as occupancy, operating expenses and rate schedules, which in turn may be adversely affected by general and local economic conditions, the supply of and demand for property of a similar type to ActivCare at Bressi Ranch, the financial condition of residents and potential residents, zoning laws, federal and local rent controls and real property tax rates. Certain expenditures associated with real estate equity investments are fixed (principally mortgage payments, if any, real estate taxes and maintenance costs) and are not necessarily decreased by events adversely affecting the our income. Our ability to meet its obligations will depend on factors such as these and no assurance of profitable operation of ActivCare at Bressi Ranch can be given. If we are unable to achieve profitable operations we will likely be unable to pay distributions to you and you may lose all or a part of your investment in us.

We face possible liability for environmental cleanup costs and damages for contamination related to the real property we own, which could substantially increase our costs and reduce our liquidity and cash distributions to you.

Because we intend to own and operate real estate, we are subject to various federal, state and local environmental laws, ordinances and regulations. Under these laws, ordinances and regulations, a current or previous owner or operator of real estate may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. The costs of removal or remediation could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for release of and exposure to hazardous substances, including the release of asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real estate for personal injury or property damage associated with exposure to released hazardous substances. In addition, new or more stringent laws or stricter interpretations of existing laws could change the cost of compliance or liabilities and restrictions arising out of such laws. The cost of defending against these claims, complying with environmental regulatory requirements, conducting remediation of any contaminated property, or of paying personal injury claims could be substantial, which would reduce our liquidity and cash available for distribution to you. In addition, the presence of hazardous substances at ActivCare at Bressi Ranch or the failure to meet environmental regulatory requirements may materially impair our ability to use, lease or sell ActivCare at Bressi Ranch. Any such event would have a material adverse effect on us and our ability to pay distributions to you and may cause you to lose all or a part of your investment in us.

Our business will be subject to competition for residents.

We expect there will be six primary competitors in our market for residents at assisted living facilities. *See* "**DESCRIPTION OF OUR BUSINESS – Primary Competitors.**" These competitors and other competing assisted living facilities may reduce demand for the units at ActivCare at Bressi Ranch, increase vacancy rates, decrease occupancy rates and impact the value and income of our facility. Competition from nearby assisted living facilities could make it more difficult to attract new residents and ultimately sell or refinance ActivCare at Bressi Ranch when the senior loan matures on a profitable basis. Further, the construction of future sites or redevelopment of existing elder care facilities may affect vacancy and leasing rates in the future, which may also affect our performance. There is no assurance that we will meet or exceed our intended leasing goals for ActivCare at Bressi Ranch or successfully compete in the San Diego, California market. Additionally, we anticipate that our highest rates will be higher than our competitors' highest rates and our competitors' lowest rates will be lower than our lowest rates, even though we will generally offer the same types of services to our residents. However, we intend to offer services at a flat rate, while our competitors utilize an a la carte service model. We believe that our flat rate for all services will be generally less expensive overall than the sum of our competitors' rates for similar services. However, there can be no assurances that we will be able to successfully compete with these competitors or future competitors, which may ultimately affect our overall performance. If we are unable to meet our goals with respect to leasing-up ActivCare at Bressi Ranch, or are unable to maintain occupancy once the facility is stabilized, distributions to you may be delayed or inhibited, and we may be unable to refinance our senior loan as intended, which could result in a loss of your investment.

We may become subject to uninsured losses.

There are types of losses relating to real estate, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, for which we generally do not intend to obtain insurance unless we are required to do so by a mortgage lender. If ActivCare at Bressi Ranch incurs a casualty loss that is not fully covered by insurance, the value of our assets will be reduced by any such uninsured loss. In addition, other than any reserves we may establish, we have no source of funding to repair or reconstruct

ActivCare at Bressi Ranch after a catastrophic uninsured loss and we cannot assure you that any such sources of funding will be available to us for such purposes in the future. Therefore, uninsured losses would materially adversely affect our ability to pay distributions to you and could result in the loss of your entire investment. In cases where we are required by a mortgage lender to obtain casualty loss insurance for catastrophic events or terrorism, such insurance may not be available, or may not be available at a reasonable cost, which could inhibit our ability to refinance ActivCare at Bressi Ranch. Additionally, if we obtain such insurance, the costs associated with owning ActivCare at Bressi Ranch would increase and could have a material adverse effect on the net income from the property, and, thus, our ability to make distributions to you.

International, national and local economic factors may affect our ability to attract residents and charge our intended rates.

We expect that residents will pay our fees from their personal assets and retirement funds (or have their guardians pay us from such funds), which are generally subject to investment and economic risk. In addition, the sale of a primary residence can constitute a large portion of a potential resident's personal assets and retirement funds. To the extent that the economy and the housing market in the greater San Diego area and on a national and international scale do not produce sufficient returns on behalf of our target demographic, we may not be able to attract residents and achieve our intended occupancy levels, or charge our intended rates, which would affect our overall performance.

Risks Related to the Offering and Lack of Liquidity

We do not anticipate a public market developing and the Offered Units are subject to transfer restrictions contained in our operating agreement.

We do not intend to list our Offered Units on any national securities exchange or include them for quotation through an inter-dealer quotation system of a registered national securities association. Our Offered Units constitute new issues of securities with no established trading market. Furthermore, it is not anticipated that there will be any regular secondary market following the completion of the offering of our Offered Units. Additionally, our operating agreement contains restrictions on the transfer of the Offered Units in order to ensure that we do not become a "publicly traded partnership" in the view of the IRS. Therefore, prospective investors should consider the Offered Units an illiquid investment. Accordingly, our Offered Units should be purchased for their projected returns only and not for any resale potential.

This is a fixed price offering and the fixed offering price may not accurately represent the current value of our assets at any particular time. Therefore, the purchase price you pay for Offered Units may not be supported by the value of our assets at the time of your purchase.

This is a fixed price offering, which means that the offering price for our Offered Units is fixed and will not vary based on the underlying value of our assets at any time. Our manager has arbitrarily determined the offering price in its sole discretion. The fixed offering price for our Offered Units has not been based on appraisals for any assets we own or may own nor do we intend to obtain such appraisals. Therefore, the fixed offering price established for our Offered Units may not be supported by the current value of our assets at any particular time.

If investors successfully seek rescission, we would face severe financial demands that we may not be able to meet. Our Offered Units have not been registered under the Securities Act and are being offered in reliance upon the exemption provided by Section 3(b) of the Securities Act and Regulation A promulgated thereunder. The Offered Units have been registered under the "Blue Sky" or other state securities laws, and are being offered in reliance upon such registrations as provided by the securities laws of the states in which investors reside, and upon the exemption from registration in the state of California provided by Section 25102(n) of the California Corporations Code. We represent that this Offering Circular does not contain any untrue statements of material fact or omit to state any material fact necessary to make the statements made, in light of all the circumstances under which they are made, not misleading. However, if this representation is inaccurate with respect to a material fact, if this offering fails to qualify for exemption from registration under the federal securities laws pursuant to Regulation A, or if we fail to register the Offered Units or find an exemption under the securities laws of each state in which we offer the Offered Units, each investor may have the right to rescind his, her or its purchase of the Offered Units and to receive back from the Company his, her or its purchase price with interest. Such investors, however, may be unable to collect on any judgment, and the cost of obtaining such judgment may outweigh the benefits. If investors successfully seek rescission, we would face severe financial demands we may not be able to meet and it may adversely affect any nonrescinding investors.

Tax Risks

<u>CIRCULAR 230 DISCLAIMER.</u> THE ADVICE CONTAINED IN THIS OFFERING CIRCULAR IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY YOU, TO AVOID PENALTIES AND IS WRITTEN TO SUPPORT THE MARKETING OF THE SHARES. YOU SHOULD SEEK ADVICE REGARDING THE TAX IMPLICATIONS OF AN INVESTMENT IN OUR OFFERED UNITS FROM AN INDEPENDENT ADVISOR. (THE FOREGOING LEGEND HAS BEEN AFFIXED PURSUANT TO U.S. TREASURY REGULATIONS GOVERNING TAX PRACTICE.)

The Internal Revenue Service, or IRS, may audit our tax returns and in connection therewith, the tax returns of our members including you.

There is the possibility that we will be audited by the IRS. Any audit of our company could result in an adjustment of not only the our tax returns, but also an audit and adjustment of our members' personal tax returns with respect to items related to our company and not related to our company. An audit could result in the assessment of additional taxes against the members including you.

A member's federal income tax payable based on our taxable income and gain allocable to a member may exceed cash distributions to such member.

The taxable income and gains allocable to a member, if and when our operations become profitable, may exceed cash distributions to the member. We are under no obligation to distribute sufficient cash to you to cover any tax liability you may have on our taxable income allocable to you. To the extent that a member's tax liability arising from taxable income and gains allocated by us to such member exceed cash distributions from us to such member, such excess would result in net out-of-pocket tax payment by a member to the applicable taxing authority.

The IRS may challenge the allocations of taxable income, gain, loss, deductions and credits contained in our operating agreement.

Allocations of our taxable income, gain, loss, deductions and credits, and corresponding adjustments to our members' capital accounts are intended to be made in accordance with the applicable Treasury Regulations. There can be no assurance, however, that the IRS will not challenge the our allocations of taxable income, gain, loss, deductions and credits contained in our operating agreement, or that, if it does, such challenge will not be successful. If these allocations are successfully challenged, our members may be allocated different amounts of taxable income, gain, loss, deductions or credits than initially reported to them. Prior to making a decision to invest in the our Offered Units, investors should carefully consider the potential for challenges by the IRS to any future amounts allocated to them. Any challenge of our allocations could result in the assessment of additional taxes against the members and out-of-pocket tax payments by members.

A sale or other taxable disposition of a Class Member's Offered Units may result in a taxable gain.

Upon the sale or other taxable disposition by a Class A Member of all or a portion of his or her Offered Units, such Class A Member will realize taxable income to the extent that his or her share (for federal income tax purposes) of our liabilities, together with the other consideration the member receives upon the sale of his or her Offered Units, exceeds the member's tax basis in such Offered Units. However, such sale may not result in cash proceeds sufficient to pay the tax obligations arising from such sale. As a result, Class A Members may be required to make out-of-pocket payments in connection with such a sale.

Federal tax laws are subject to change.

Investors should recognize that the present federal income tax treatment of limited liability companies may be modified by legislative, administrative or judicial action at any time and that any such action may affect investments previously made. Changes in the federal income tax laws have been proposed and made in the past. Further, the rules dealing with federal income taxation are constantly under review by the IRS, resulting in revisions of its regulations and revised interpretations of established concepts.

We will generate unrelated business taxable income, or UBTI.

We will generate UBTI from ActivCare at Bressi Ranch. Tax-exempt entities must consult their own tax counsel regarding the effect of any UBTI. **DUE TO THE LIKELY PRESENCE OF UBTI, AN INVESTMENT IN OUR OFFERED UNITS (I) SHOULD ONLY BE MADE BY AN INDIVIDUAL RETIREMENT ACCOUNT ("IRA") AFTER CAREFUL CONSIDERATION OF THE NEGATIVE TAX EFFECTS TO THE IRA AND THE REQUIREMENTS OF SUCH IRA RECOGNIZING UBTI TO PREPARE AND FILE CERTAIN TAX FORMS WITH THE IRS, AND (II) IS NOT APPROPRIATE FOR A CHARITABLE REMAINDER TRUST.** See "**MATERIAL FEDERAL INCOME TAX CONSEQUENCES - Investment By Qualified Plans and Individual Retirement Accounts.**"

PLAN OF DISTRIBUTION

Offering Amount

We are offering 5,000 Offered Units in this offering for $1,000.00 per Offered Unit. The minimum purchase in this offering is 20 Offered Units, for a minimum purchase price of $20,000; however, we can waive the minimum purchase requirement at our sole discretion. **Accepted subscriptions for the full offering amount must be received, accepted by us and deposited with Comerica Bank, our escrow agent before the proceeds of this offering will be released to us.**

Marketing of Offered Units and Compensation of our Dealer Manager and Participating Broker-Dealers

The offers and sales of our Offered Units will be made on a "best efforts" basis by broker-dealers who are members of FINRA. Courtlandt Securities Corporation, our dealer-manager, will receive selling commissions equal to 5.83% of the gross proceeds of the offering, which it will pay to participating broker-dealers who are members of the selling group. For acting as managing broker-dealer, our dealer-manager will receive a non-accountable dealer-manager fee of 1.17% of the gross proceeds of the offering and will receive a non-accountable due diligence fee, marketing and expense reimbursement fee of 3.00% of the gross proceeds of the offering, each of which it may re-allow and pay any portion of thereof to the selling group members. Our dealer-manager will not be required to account for the spending of amounts comprising the dealer-manager fee and the non-accountable due diligence fee. Our dealer-manager may also sell Offered Units as part of the selling group, thereby becoming entitled to selling commissions. The aggregate amount of commissions and expense reimbursements to be paid to our dealer manager and the selling group will not exceed 10.0% of the gross proceeds. *See* "**ESTIMATED USE OF PROCEEDS.**"

Our company and our dealer-manager have entered into a managing broker dealer agreement, enclosed on CD-ROM with this Offering Circular as Appendix A for the sale of our Offered Units. Broker-Dealers desiring to become members of the selling group will be required to execute a participating dealer agreement with our dealer manager either before or after the date of this Offering Circular. The form of participating-dealer agreement is an exhibit to the form of managing broker-dealer agreement.

Offering Materials

This offering of our Offered Units is made exclusively by this Offering Circular, the Offering Statement of which it is part, and the appendices, exhibits and supplements thereto. In addition to this Offering Circular, we may utilize certain sales material in connection with the offering of our Offered Units, although only when accompanied by or preceded by the delivery of this Offering Circular (except in the case of offers made in the state of California pursuant to Section 25102(n) of the California Corporations Code). In certain jurisdictions, some or all of our sales material may not be permitted and if so, will not be used in those jurisdictions.

The offering of Offered Units is made only by means of this Offering Circular. Although the information contained in our supplemental sales material will not conflict with any of the information contained in this Offering Circular, the supplemental materials do not purport to be complete, and should not be considered a part of this Offering Circular or the Offering Statement of which this Offering Circular is a part.

Subscription Procedures for Offered Units

Prospective investors who meet the suitability standards described above (and, if residing in California, are qualified purchasers) herein may subscribe for Offered Units as follows:

- Review this entire Offering Circular and any exhibits and supplements accompanying this Offering Circular.
- Complete the execution copy of the Subscription. A specimen copy of the Subscription Agreement is included in this Offering Circular as Appendix C.
- Deliver your completed and executed Subscription Agreement to our dealer manager at the address set forth in the Subscription Agreement.
- Deliver your check or wire transfer for the full purchase price of the Offered Units being subscribed for to Comerica Bank, our escrow agent.
- Your check should be made payable to "Comerica Bank, as escrow agent for ActivCare at Bressi Ranch, LLC." You may also deliver the purchase price of the Offered Units directly to Comerica Bank, our escrow agent, pursuant to wiring instructions included in the Subscription Agreement.

By executing the Subscription Agreement and paying the total purchase price for the Offered Units subscribed for, each investor attests that he or she meets the minimum income and net worth standards we have established, and, in the case of an investor residing in the state of California, is a qualified purchaser as defined in Section 25102(n)(2) of the California Corporations Code.

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription, in whole or in part. An approved custodian or trustee must process and forward to us subscriptions made through IRAs, Keogh plans, 401(k) plans and other tax-deferred plans. If we do not accept your subscription, we will promptly return your check without interest, or promptly refund any purchase price transferred via wire transfer. Any subscription application not accepted within thirty (30) days of receipt shall be deemed rejected.

Escrow Procedures

Accepted subscription payments will be placed in an interest-bearing escrow account with Comerica Bank, as escrow agent, until subscriptions for the full offering amount have been received and accepted, at which time the escrow agent will release the proceeds, and any interest earned thereon, to us to be used for the purposes described in this Offering. If we do not receive and accept subscriptions for the full offering amount from non-affiliates on or before January 31, 2012, this offering will be terminated and the escrow agent will promptly refund subscribers' purchase prices, together with any interest accrued thereon.

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ESTIMATED USE OF PROCEEDS

Net proceeds to our company from this offering are anticipated to be $4,365,000, following the payment of selling commissions, dealer manager fees and other offering costs. Set forth below is a table showing the estimated sources and uses of the proceeds from this offering.

	Per Offered Unit		Total Offering	
	Dollar Amount	%	Dollar Amount	%
Gross Proceeds	$1,000	100%	$5,000,000	100%
Offering Expenses[1]	$27	2.7%	$135,000	2.7%
Selling Commissions & Fees[2]	$100	10.0%	$500,000	10.0%
Net Proceeds	$873	87.3%	$4,365,000	87.3%
Subordinated Debt Payoff[3]	$333	33.3%	$1,663,000	33.3%%
Intended Contribution to Bressi Development[4]	$246	24.6%	$1,232,000	24.6%
General Working Capital[5]	$294	29.4%	$1,470,000	29.4%%
Total Use of Proceeds	$1,000	100.0%	$5,000,000	100.0%

[1] Offering expenses include legal, accounting, printing, advertising and other expenses of this offering.

[2] Our dealer manager will receive selling commissions of 5.83% of the offering proceeds, which it will re-allow and pay to participating broker-dealers, who sell Offered Units, and our dealer manager will also receive a non-accountable due diligence, marketing and expense reimbursement fee of 3.00% of the offering proceeds, which it may also re-allow and pay to the participating broker-dealers. In addition, our dealer manager will receive a dealer manager fee equal to 1.17% of the gross proceeds of the offering. Our dealer manager may re-allow and pay any portion of the dealer manager fee to participating broker-dealers who are members of the selling group.

[3] Approximately $1,663,000 of the net proceeds will be used to pay off the outstanding principal balance and accrued interest on the subordinated loan made to our prospective wholly-owned subsidiary, Bressi Development, by HCG Lending and Bressi Holding in August, 2010. The principal amount of the subordinated loan from HCG Lending and Bressi Holding, who are affiliates of our company, constitutes the purchase price paid by Bressi Development to purchase the land upon which ActivCare at Bressi Ranch is being constructed, as well as the products of certain pre-development work engaged in by Bressi Holding. The subordinated loan is secured by a second deed of trust on the real property comprising ActivCare at Bressi Ranch, and currently bears interest at the greater of (a) 5.25% or (b) the WSJ Prime Rate plus 2.25%. The payoff amount above is the approximate amount of principal and accrued interest that will be required to payoff our subordinated loan as of September 30, 2011, our targeted payoff date, however, this estimate may change based upon changing interests rates and the actual date of payoff. *See* "**INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST – Land Purchase and Subordinated Debt.**"

[4] We intend to use approximately $1,232,000 of the net proceeds to increase the net worth of Bressi Development. The desired effect of expanding the net worth of Bressi Development is to reduce the exposure that Health Care Group, RAC Bressi, the Class B members, and certain other related individuals have as personal guarantors under the senior loan from Mutual of Omaha Bank. If the amount necessary to (i) pay off our subordinated loan or (ii) pay the expenses of this offering were to change, we would increase or decrease, as applicable, the amount of proceeds available to increase the net worth of Bressi Development.

[5] Approximately $1,470,000, will be used to establish a general working capital reserve for our company. We expect to use such reserve for costs associated with the marketing and fill-up of ActivCare at Bressi Ranch, among

other items.

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DESCRIPTION OF OUR BUSINESS

General

Our company was formed in June 8, 2011 to be the parent of Bressi Development and RAC Bressi. Bressi Development was formed on May 5, 2010 to develop, construct and own ActivCare at Bressi Ranch facility on 2.5 acres of land located in the Bressi Ranch master-planned community in Carlsbad, California. *See* "**DESCRIPTION OF OUR PROPERTY**." RAC Bressi was formed on May 25, 2010 to own the operations of ActivCare at Bressi Ranch upon its completion. ActivCare at Bressi Ranch is anticipated to be a 50-unit, and 80 accommodation (beds), senior assisted living facility specializing in the care of memory-affected seniors including those with Alzheimer's disease and dementia. *See* "**-Description of ActivCare**." For a detailed description of the anticipated ActivCare at Bressi Ranch facility upon its completion see "**DESCRIPTION OF OUR PROPERTY – Description of ActivCare at Bressi Ranch**."

We are constructing ActivCare at Bressi Ranch using financing derived from a construction loan in the principal amount of $8,000,000 from Mutual of Omaha Bank. *See* "**Construction and Construction Financing–*Description of the Senior Loan.***" Following completion of ActivCare at Bressi Ranch and its stabilization, we intend to seek to refinance the loan from Mutual of Omaha Bank with more permanent financing.

Our prospective subsidiary, Bressi Development, has leased our ActivCare at Bressi Ranch facility to our other prospective subsidiary, RAC Bressi. *See* "**- Description of the Lease**." Pursuant to this Lease, upon completion of ActivCare at Bressi Ranch, RAC Bressi will operate the facility and will pay rent to Bressi Development. RAC Bressi, has entered into a management agreement with Health Care Group, whereby Health Care Group shall manage the operations of the complete ActivCare at Bressi Ranch facility on RAC Bressi's behalf, and following our reorganization transactions, our ownership and operation of ActivCare at Bressi Ranch will be subject to this management agreement. *See* "**– Description of the Management Agreement**."

Construction and Construction Financing

ActivCare at Bressi Ranch is currently under construction and is expected to be completed in October of 2011. Bressi Development purchased the land upon which ActivCare at Bressi Ranch is being built from Bressi Holding on August 1, 2010 for $1,563,000 which it paid by issuing a promissory note to Bressi Holding and HCG Lending with original principal amount of $1,563,000. *See* "**INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS – Land Purchase and Associated Loan**." An artist's rendering of the completed ActivCare at Bressi Ranch facility and a photograph of the facility as of May 28, 2011 (approximately 50% completion) are set forth below.





We estimate that construction of ActivCare at Bressi Ranch is approximately 60% complete as of the date of this Offering Circular. As of March 31, 2011, we had spent approximately $2,634,000 on construction costs (excluding the purchase price for the land). We anticipate that the aggregate costs of construction and development will be $11,713,000, which includes the acquisition cost of the land. However, construction involves a great deal of risk related to costs of materials and labor, weather, and permitting and licensing among others any of which may increase construction costs or delay completion of a facility. The project has fallen behind its initial completion timeline, due in part to the greater San Diego area suffering a rainy winter, which hampered construction efforts. However, we expect that the advent of spring and summer shall permit construction to be completed by October 2011. Bycor General Contractors, or our contractor, has entered into a construction contract with us to construct the improvements. Under the terms of the construction contract with our contractor, the building was to be completed within 46 weeks from construction commencement. Construction commenced in August of 2010 and is expected to be completed in October 2011. Construction of ActivCare at Bressi Ranch was delayed due to adverse weather conditions in the winter of 2010-2011, and therefore we intend to enter into a change order with our contractor extending the period of time our contractor has to complete ActivCare at Bressi Ranch. Our contractor shall receive a stipulated sum of approximately $5,550,000.00 for the construction of ActivCare at Bressi Ranch, plus or minus any cost increases or decreases resulting from work changes approved by us for its services in connection with constructing the improvements. Our contractor receives payments as it reaches construction milestones, and receives a lump sum payment at the project's completion.

Set forth below is the aggregate development budget for the ActivCare at Bressi Ranch facility as of June 1, 2011. This budget sets forth our company's estimate of the aggregate funds necessary to complete the development of the facility through the achievement of stabilized occupancy. We project that we will achieve stabilized occupancy (91.25% occupancy rate) within 18 to 24 months following the completion of construction (expected by October 2011); however, there can be no guarantee that we will successfully complete construction or achieve stabilized occupancy within such time frames, or that the costs set forth below will not increase. Any delay in achieving stabilized occupancy or any unexpected increase in the anticipated development costs set forth below will likely adversely affect our ability to make distributions to you and the value of your Offered Units. ***Additionally, the development budget set forth below is merely our company's best estimate of the costs of development, these costs are (i) subject to change and (ii) have not been reviewed by our independent accountants or any other independent third party.***

Date: **6/1/2001**

ACTIVCARE AT BRESSI RANCH DEVELOPMENT BUDGET

Design/Inspection/Testing/Reports		**$600,000**
Permits/Fees/Deposits		**$390,000**
General Contractor		
Site Work	**$1,081,000**	
General Conditions	**$350,000**	
Building Cost (39,500 sf @ $104 psf)	**$4,121,000**	
Subtotal General Contractor	**$5,552,000**	**$5,552,000**
Fixtures, Furnishing & Equipment		**$750,000**
Project Contingency		**$12,800**
Financing Fees - Construction/Mini -Perm		**160,000**
Construction Interest Reserve		**$230,000**
Property Taxes		**243,000**
Property Insurance/Bonds		**$44,000**
Legal/Organizational Costs		**$185,000**
Marketing		**$301,000**
Negative Carry		**$1,470,000**
Construction G&A		**$260,000**
Land Purchase		**$835,200**
Accrued Interest on Subordinated Debt		**$100,000**
Total Development Cost		**$11,133,000**

Description of the Senior Loan

On August 1, 2010, we obtained a loan from Mutual of Omaha Bank, or our senior lender, in the principal amount of $8,000,000.00, which we refer to as our senior loan. Proceeds of our senior loan are being used to pay the costs of the construction of the project. Our senior loan is intended to cover the period of time that the project is under construction as well as approximately three years afterward. This type of financing is generally referred to as a construction loan with a mini-perm component. Accordingly, there are two distinct periods of time with respect to our senior loan: the construction period and the mini-perm period. The senior lender is secured by among other things a first-position lien on the property.

Interest Rate. The interest rate on our senior loan during the construction period is equal to the greater of (a) 5.25% per year or (b) the prime rate reported by the Wall Street Journal plus 2.25%. The interest rate on our senior loan during the mini-perm period shall be equal to the greater of (a) 5.75% per year or (b) the interest rate on three-year United State Treasury Bonds plus 4.00%.

Loan Term. Our senior loan has a five-year term with one three-year extension period, which we have the option to exercise no later than 30 days prior to the maturity date but no earlier than 90 ninety days prior to the maturity date of the senior loan. The terms of the construction period runs from August 1, 2010 until the earlier of (a) August 1, 2012, and (b) the date on which we achieve a debt service coverage ratio of 1.25 to 1 or more. The term debt service coverage ratio is a ratio that compares our net income on a monthly basis to the monthly payments required under our senior loan. The term of our mini-perm period runs from the end of our construction period until August 1, 2015, subject to our extension right. We may elect to prepay our senior loan at any time in whole or in part; provided that we must also pay our senior lender a fee equal to one percent of the prepayment amount. During the construction period of our senior loan, we will only make payments of the accrued interest, but during the mini-perm period of our senior loan, we will make payments of interest and principal, based on a twenty-five year amortization schedule, with the balance of the principal amount of the senior loan due on the maturity date.

Reserves and Construction Funding. The Lender required that certain accounts be funded at the closing of the senior loan including (i) $300,000 for construction interest reserve account, which the senior lender will use to make our interest payments during the construction period, and (ii) approximately $7,620,000 for the real estate loan account, which the senior lender will use to pay certain construction costs as we reach the construction benchmarks outlined in the senior loan documents.

Guarantees. Health Care Group, Messrs. Chance, Moriarty, Shetter, Virgadamo and Ms. Barnard and Ms. Blake as well as all of our prospective Class B Members have agreed to guaranty our obligations under the senior loan. A portion of the proceeds of this offering is intended to be used to increase the net worth of Bressi Development in order to reduce the exposure of our guarantors. In addition, Health Care Group and RAC Bressi have agreed to indemnify the lender with respect to the existence or release of hazardous substances on our property in violation of state or federal environmental laws.

Events of Default. Under the terms of the senior loan documents the following actions will constitute an event of default:

- We fail to make a payment within 10 days after the due date or on the maturity date;
- We fail to comply with the requirements of the senior loan documents and such failure continues for 30 days after notice from the lender;
- We or any of the guarantors of the senior loan become insolvent, or any of the foregoing dissolve, terminate or liquidate;
- If either the trustor of Mr. Chance's or Ms. McElliott's trust dies and the successor trustor does not execute a new guaranty in favor of the senior lender;
- If any of the information provided to the senior lender or if any representation or warranty given to the senior lender is false or misleading;
- The senior lender fails to have a first priority lien on the property;
- A lawsuit in excess of any insurance coverage where the amount claimed is greater than $250,000 is filed against us or any guarantor of the senior loan, or a judgment in the amount of $250,000 or greater is entered against either of the foregoing;
- If we, Health Care Group, RAC Bressi or any guarantor default on any other indebtedness owed to the senior lender;
- If we fail to maintain a debt service coverage ratio of 1.25 to 1 (calculated as EBITDA divided by our contractual debt service) at any time after the first anniversary of the commencement of the mini-perm period;
- If we have a net quarterly loss for two consecutive quarters at any time after the first anniversary of the commencement of the mini-perm period;
- We fail to construct the building in accordance with the time constraints set forth in the senior loan documents;
- We fail to comply with the terms of a construction draw request;
- If construction of the project is discontinued for five consecutive business days or more for any reason other than acts of God, labor disputes, strikes, lockouts, fire, earthquake, war, riots or other causes beyond our reasonable control; and
- If we default under the loan from Bressi Development and HCG Lending that was provided to assist with our acquisition of the property, which we refer to as our subordinated loan.

Transfer. Under the terms of the senior loan documents we may not transfer any direct or indirect interest in ourselves without providing notice to the senior lender or obtaining the lender's prior written consent (depending on the amount of the interest being transferred), but in no event are we permitted to transfer such an interest if it would result in a change in control over our management. Any other such transfer is in violation of the terms of the senior loan and is a default. We have obtained our senior lender's consent with respect to our reorganization transactions and the sale of the Offered Units.

Insurance. Prior to the date that we obtain a certificate of occupancy, we must maintain insurance coverage in an amount not less than $1,000,000 (single limit), $2,000,000 (annual aggregate), and umbrella coverage of not less than $10,000,000, as well as builder's all-risk insurance. After the date that we obtain a certificate of occupancy, we must maintain insurance coverage in an amount not less than $1,000,000 (single limit), $3,000,000 (annual aggregate), special cause or loss in the amount of the full insurable value of the replacement cost basis of the improvements, and worker's compensation insurance in accordance with applicable law. All insurance policies must be from a company with a rating of "A" VII or better by A.M. Best Co., name the senior lender as an additional insured, provide the senior lender 30 days' prior written notice to the non-renewal or cancellation of the policy, be evidenced by a certificate of insurance, and be in form and amount satisfactory to the senior lender.

In addition to the foregoing, we are obligated to comply with certain covenants and restrictions generally applicable to commercial construction loans, which include maintaining all proper permits and licenses to construct the premises and operate our business, operate our business solely as a healthcare facility, provide routine financial reports, not incur additional indebtedness, or (if we fail to maintain the appropriate debt service coverage ratio) pay dividends.

Marketing/Fill-Up Timeline and Strategy

We anticipate that stabilization of ActivCare at Bressi Ranch will take approximately eighteen to twenty-four months from the date construction of the facility is completed. RAC Bressi, which will be our subsidiary following the completion of our reorganization transactions, has entered into the management agreement with Health Care Group; therefore, Health Care Group will be managing the lease up of ActivCare at Bressi Ranch. Health Care Group anticipates that the costs of marketing and initial leasing of our facility will be approximately $1,770,000 (collectively the "marketing" and "negative carry" line items on the development budget set forth above), of which we will pay $1,470,000 out of the proceeds of this offering reserved for working capital of our company.

Prior to our being able to make distributions to you without our senior lender's consent, we must achieve and maintain a debt service coverage ratio of 1.25 to 1. *See* "**RISK FACTORS** – ***Risks Related to Our Financing*** **– The senior loan precludes the making of distributions to members without the consent of the senior lender if we fail to maintain a debt service coverage ratio of 1.25 to 1**." We anticipate that if we charge our anticipated rates and interest rates remain relatively stable that an occupancy rate of at least 70% will allow us to comply with our debt service coverage ratio requirements.

Analysis at Stabilization

Set forth below is our company's projected operating budget as of June 1, 2011 for ActivCare at Bressi Ranch during its first full year of stabilized occupancy, which is expected to begin approximately 24 months following the closing of this offering. ***The project operating budget set forth below is merely our company's estimate of various items of revenue and cost set forth therein based on Health Care Group's historical experience in operating other ActivCare® programs, and is subject to change based on numerous factors, including those set forth above in "RISK FACTORS." Furthermore, the projected operating budget set forth below has not been reviewed by our independent accountants or any other independent third party.***

As set forth in our projected operating budget at stabilization, we project stabilized occupancy of ActivCare at Bressi Ranch to be at a 91.25% occupancy rate, or have 73 of our facility's projected 80 beds occupied. At such an occupancy rate, we expect aggregate annual revenues of $4,615,950 and aggregate annual operating expenses of $3,090,786, resulting in earnings before interest, taxes, depreciation and amortization, or EBITDA, or $1,525,164. We also expect to retain certain amounts of our income in a reserve for future capital expenditures, which reserved amount is expected to be $28,000 in the first year of stabilization of ActivCare at Bressi Ranch, resulting in EBITDA, net of capital expenditure reserves, of $1,497,164.

Projected Operating Budget at Stabilization

DATE: 6/1/11

The Proforma Operating Budget is based on Health Care Group's historical operating experience of The ActivCare Programs. There are extensive staffing patterns, wage grids, and PRD (Per Resident Day) factors that are used in creating a Proforma Budget.

	(Full Op) 1 MO.	ANNUALIZED	PRD
NO. OF DAYS IN MONTH	30.4	365	
NO. RESIDENT DAYS:			
ACTIVCARE	1,125	13,505	
ACTIVCARE PLUS	639	7,665	
THE BRESSI CLUB (MCI UNIT):	456	5,475	
TOTAL FACILITY RESIDENT DAYS	2,220	26,645	

CENSUS	TOTAL ROOMS	TOTAL UNITS	FULL OP * UNITS	FULL OP * RESIDENTS
ACTIVCARE	25	41	37	37
ACTIVCARE PLUS	14	23	21	21
THE BRESSI CLUB (MCI UNIT):	11	16	15	15
TOTAL FACILITY CENSUS	50	80	73	73
	STABILIZED OCCUPANCY:		*91.25%*	

****** ASSUMPTIONS ******

ACTIVCARE:	Total Rooms	Total Units	(% Occ.)	Full Op	
NO. OF RESIDENTS/UNITS:					
PRIVATE	9	9		8	8
SHARED SUITES (2 Priv Rooms/1 Shared bath)	12	24		22	22
SEMI PRIVATE (1 Shared Rm/1 Shared bath)	4	8		7	7
TOTAL RESIDENTS	25	41	90.24%	37	37
ROOM & BOARD RATES:					
PRIVATE					$5,500
SHARED SUITES (2 Priv Rooms/1 Shared bath)					$5,100
SEMI PRIVATE (1 Shared Rm/1 Shared bath)					$4,700

ACTIVCARE PLUS:	Total Rooms	Total Units	(% Occ.)	Full Op	
NO. OF RESIDENTS/UNITS:					
PRIVATE	5	5		5	5
SHARED SUITES (2 Priv Rooms/1 Shared bath)	7	14		12	12
SEMI PRIVATE (1 Shared Rm/1 Shared bath)	2	4		4	4
TOTAL RESIDENTS	14	23	91.30%	21	21
ROOM & BOARD DAILY RATES:					
PRIVATE					$230
SHARED SUITES (2 Priv Rooms/1 Shared bath)					$201
SEMI PRIVATE (1 Shared Rm/1 Shared bath)					$188

THE BRESSI CLUB (MCI UNIT)**:	Total Rooms	Total Units	(% Occ.)	Full Op	
NO. OF RESIDENTS/UNITS:					
PRIVATE STUDIO	6	6		6	6
SHARED SUITES (2 Priv Rooms/1 Shared bath)	5	10		9	9
TOTAL UNITS/RESIDENTS	11	16	93.75%	15	15
ROOM & BOARD RATES:					
PRIVATE STUDIO					$3,600
SHARED SUITES (2 Priv Rooms/1 Shared bath)					$3,300

REVENUE:			1 MO.	ANNUALIZED	PRD
ACTIVCARE:					
TOTAL ROOM & BOARD			189,100	2,269,200	168.03
OTHER REVENUE:					
INCONTENENCY FEE INCOME			7,600	91,200	6.75
PERSONAL SUPPLIES/BEDDING			140	1,680	0.12
TOTAL OTHER REVENUE			7,740	92,880	6.88
TOTAL ACTIVECARE REVENUE			196,840	2,362,080	174.90
ACTIVCARE PLUS:					
TOTAL ROOM & BOARD			131,218	1,574,610	287.60
OTHER REVENUE:					
INCONTENENCY FEE INCOME			4,400	52,800	9.64
PERSONAL SUPPLIES/BEDDING			105	1,260	0.23
TOTAL OTHER REVENUE			4,505	54,060	9.87
TOTAL ACTIVCARE PLUS REVENUE			135,723	1,628,670	297.47
THE BRESSI CLUB (MCI UNIT):**					
TOTAL ROOM & BOARD			51,300	615,600	112.44
OTHER REVENUE:					
INCONTENENCY FEE INCOME			800	9,600	1.75
OTHER REVENUE			0	0	0.00
TOTAL OTHER REVENUE			800	9,600	1.75
TOTAL ASSISTED LIVING REVENUE			52,100	625,200	114.19
TOTAL FACILITY REVENUE			384,663	4,615,950	173.24
EXPENSES:					
NURSING - TOTAL FACILITY			97,476	1,169,707	43.90
ACTIVCARE - ADMINISTRATION:			6,229	74,743	5.53
PLANT MAINTENANCE:			21,543	258,519	9.70
HOUSEKEEPING:			11,720	140,635	5.28
LAUNDRY & LINEN:			5,699	68,386	2.57
DIETARY:			29,970	359,639	13.50
SOCIAL SERVICES:			5,165	61,982	2.33
SALES & MARKETING:			15,997	191,959	7.20
GENERAL ADMINISTRATION:			28,822	345,860	12.98
MANAGEMENT FEE	PCT. =	5.00%	19,233	230,798	8.66
REAL PROPERTY TAX	/MO. =	10,118	10,118	121,420	4.56
PERSONAL PROPERTY TAX	/Square Ft =	0.01	395	4,740	0.18
INSURANCE	/Unit =	65	5,200	62,400	2.34
TOTAL OPERATING EXPENSE			257,566	3,090,786	116.00
EARNINGS BEFORE INT., TAXES, DEPR., & AMORT. (EBITDA)			127,097	1,525,164	57.24
CAP EX RESERVE	/Unit =	$350.00		*$28,000*	
EARNINGS BEFORE INT., TAXES, DEPR., & AMORT. (EBITDA) NET OF CAP EX				1,497,164	

*Full -Op: Stabilized Occupancy (Units and Residences)

**MCI - (Mild Cognitive Impairment). Early stage of the disease process. MCI is a condition in which a person has problems with memory, language, or other mental function. The problems do not interfere with daily activities to a level that meets the criteria for being diagnosed with dementia. But, since the progression of the disease is uncertain, a safe living environment is recommended.

Projected Investor Cash Flow

Set forth below are two tables relating to our company's projections of cash flow to the purchasers of our Offered Units. ***These tables are estimates only and are based on several assumptions. The cash flow tables set forth below in no way indicate a guarantee of the returns stated thereon, or any return, to prospective purchasers of our Offered Units. Our ability to achieve the projections reflected in these tables is subject to numerous risks, including those set forth in "RISK FACTORS," many of which are beyond our control.*** The two tables set forth below describe projected investor cash flow resulting from the projected operations and sale of ActivCare at Bressi Ranch with respect to two distinct scenarios regarding our company's debt financing.

The tables below assume that we will receive and accept subscriptions for the full offering amount by September 30, 2011, resulting in investment in us by you as of such date. The below tables further assume that we will achieve stabilized occupancy as of the 24th month of operation following the closing of this offering and your investment in us. Additional assumptions in respect to both of the following tables include (i) a sale of ActivCare at Bressi Ranch at the end of 10 years following the closing of this offering for a sale price of $18,643,304; and (ii) EBITDA at stabilization of approximately $1,525,000 (as set forth in the projected operating budget above), with a growth rate in EBITDA of 5% in the first year following stabilization and 2% thereafter. These assumptions, and the others included in the tables below, are based upon Health Care Group's historical experience operating ActivCare® facilities similar to ActivCare at Bressi Ranch; ***however, these are only projections and Health Care Group's past experience should not be looked upon as a guarantee of future performance.*** *See* "**RISK FACTORS** - ***There are limitations regarding pro forma financial statements and projections.***"

Investor Cash Flow – Achievement of Financing Goals

When our ActivCare at Bressi Ranch facility is generating earnings before interest, taxes, depreciation and amortization, or EBITDA, (net of capital expenditure reserves) resulting in a 1.5 debt service coverage ratio (the ratio of EBITDA, net of capital expenditure reserves, to the debt service on our senior loan) based on annualizing 6 months trailing EBITDA we intend to request that Mutual of Omaha Bank, our senior lender, agree to increase the amount we may borrow under our senior loan to approximately $11,763,000. ActivCare at Bressi Ranch's EBITDA equals the facility's gross revenues less its expenses, excluding its interest, tax, depreciation and amortization expenses. In connection with this requested increase in our senior loan amount, we intend to request that our senior lender permit us to disburse approximately $2,300,000 in proceeds of the increased senior loan to return a portion of the capital contributed to us by the purchasers in this offering.

Regardless of whether we are able to achieve the intended increase in our senior loan, we intend to apply to refinance our senior loan with a new loan which would be guaranteed by the Federal Housing Administration (FHA), a part of the U.S. Department of Housing and Urban Development (HUD). We may not close on a refinancing guaranteed by the FHA until 36 months following our receipt of a certificate of occupancy for ActivCare at Bressi Ranch, expected on approximately October 1, 2012. However, because the application process for an FHA guaranteed loan can take up to 24 months, we intend to begin the application process between the 24th and 36th month following our receipt of a certificate of occupancy.

We believe that refinancing our existing senior loan with an FHA guaranteed loan will enable us to gain more favorable terms on our senior debt, thereby reducing our debt service and enhancing our ability to make distributions to you.

Our objective in pursuing this financing strategy is to enable us to return the $5,000,000 of capital invested by investors in this offering in two installments, $2,300,000 in the third year following the closing of this offering and $2,700,000 in the fourth year following the closing of this offering. The first installment would be related to the increase of our senior loan, and the second installment would be related to the refinancing with an FHA guaranteed loan.

The following table sets forth the anticipated cash flows to purchasers of Offered Units based upon the assumptions set forth therein and above, and assuming we are able to achieve our financing objectives set forth in the preceding paragraphs. While these are our goals, we have not yet entered into negotiations with our senior lender related to a potential increase of our current senior loan, nor have we entered into negotiations with an FHA lender related to the ultimate refinance of our senior loan. Therefore the below table of cash flow to investors should be looked upon as illustrative only. *See* "**RISK FACTORS** - ***There are limitations regarding pro forma financial statements and projections.***"

ActivCare at Bressi Ranch - *Intended Return of Capital from Financing Transactions*

80 memory care	80	Beds
Assumptions		
Cash Invested	$5,000,000	
Sale (Year)	10	
Cap Rate	9.50%	

			0	1	2	3	4	5	6	7	8	9	10	
				12 months Lease-up**	12 months Lease-up**	STABILIZED	Growth Rate 5.0%	Growth Rate 2.0%						
Years			0	1	2	3	4	5	6	7	8	9	10	
EBITDA(5% Growth Y5, 2% Thereafter)				Capitalized	$784,647	$1,525,000	$1,601,250	$1,633,275	$1,665,941	$1,699,259	$1,733,244	$1,767,909	$1,803,268	
Cap X (2% Growth 5th YR.)	$360	*Per Unit*		$0	$0	($28,000)	($28,560)	($29,131)	($29,714)	($30,308)	($30,914)	($31,533)	($32,163)	
EBITDA (Net of Cap X)				$0	$784,647	$1,497,000	$1,572,690	$1,604,144	$1,636,227	$1,668,951	$1,702,330	$1,736,377	*$1,771,104*	
Debt service				Capitalized	($521,000)	($756,000)	($756,000)	($773,303)	($773,303)	($773,303)	($773,303)	($773,303)	($773,303)	Total
Operational Cash Flow				$0	$263,647	$741,000	$816,690	$830,840	$862,923	$895,648	$929,027	$963,073	$997,801	$7,300,650
Cumulative Cash Flow				$0	$263,647	$1,004,647	$1,821,337	$2,652,178	$3,515,101	$4,410,749	$5,339,776	$6,302,849	*$7,300,650*	Total
Investor Return Capital from Refinance		*Entry Cells*		$0	$0	$2,300,000	$2,700,000	$0	$0	$0	$0	$0	$0	$5,000,000

EBITDA	$1,771,104		
Sale price	$18,643,204		
Cost of Sales	($559,296)	3.00%	*Cost of Sale*
Debt Balance	($11,196,741)		
Sale proceeds	$6,887,167		

	0	1	2	3	4	5	6	7	8	9	10
						Outstanding Capital					
Outstanding Capital:		($5,000,000)	($5,000,000)	($5,000,000)	($2,700,000)	$0	$0	$0	$0	$0	$0
		$0	$0	$0	$0	$0	$0	$0	$0	$0	*$6,887,167*
Investment Cash Flow	($5,000,000)	$0	$263,647	$3,041,000	$3,516,690	$830,840	$862,923	$895,648	$929,027	$963,073	$7,884,968
	24.92%										
						Reserve Fund					
Maximum Reserve: $500,000			$52,729	$200,929	$364,267	$500,000	$500,000	$500,000	$500,000	$500,000	$500,000
						Post Investor IRR Hurdle Sale Proceeds					
		1	2	3	4	5	6	7	8	9	10
		$0	$0	$0	$0	$0	$0	$0	$0	$0	$6,887,167
Sale Proceeds											
INVESTORS 25%		$0	$0	$0	$0	$0	$0	$0	$0	$0	$1,721,792
CLASS B MEMBER 75%		$0	$0	$0	$0	$0	$0	$0	$0	$0	$5,165,375
		$0	$0	$0	$0	$0	$0	$0	$0	$0	$6,887,167

INVESTOR CASH FLOW

INVESTOR CASH FLOW	0	1	2	3	4	5	6	7	8	9	10		
Operating CF		$0	$210,918	$592,800	$612,282	$947,554	$431,462	$447,824	$122,382	$0	$0	$2,765,222	
Return of Capital from Refinance		$0	$0	$2,300,000	$2,700,000	$0	$0	$0	$0	$0	$0	$5,000,000	Profit
Pre Hurdle Sale Proceeds		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	
INVESTORS	($5,000,000)	$0	$210,918	$2,892,800	$3,312,282	$947,554	$431,462	$447,824	$122,382	$0	$0	$7,765,222	$2,765,222
IRR	12.00%												

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Investor Cash Flow – No Return of Capital from Financing Transactions

Set forth below is a table showing projected investor cash flows relating to a purchase of the Offered Units using the same assumptions as the immediately preceding table, except, this table reflects projected investor cash flows if (i) we are not able to achieve our intended increase in our senior loan and (ii) we are able to refinance with an FHA-guaranteed loan, but only in principal amount equal to our current senior loan, $8,000,000. This table still assumes that we will refinance our senior loan in the fourth year following the closing of this offering, resulting in better debt terms and decreased debt service payments; however, the amount of the FHA refinancing in this scenario is expected to only be in amount of our current senior loan. Therefore, in the case set forth below, purchasers of the Offered Units would not receive the return of their capital invested in the Offered Units until the sale of ActivCare at Bressi Ranch at the end of ten years. *See* "**RISK FACTORS** - ***There are limitations regarding pro forma financial statements and projections.***"

ActivCare at Bressi Ranch - No Return of Capital from Financing Transactions

80 memory care	80	Beds
Assumptions:		
Cash Invested	$5,000,000	
Sale (Year)	10	
Cap Rate	9.50%	

		0	1	2	3	4	5	6	7	8	9	10	Total
			12 months Lease-up**	12 months Lease-up**	STABILIZED	Growth Rate 5.0%	Growth Rate 2.0%						
EBITDA(5% Growth Y3, 2% Thereafter)			Capitalized	$784,647	$1,525,000	$1,601,250	$1,633,275	$1,665,941	$1,699,259	$1,733,244	$1,767,909	$1,803,268	
Cap X (2% Growth 5th YR.)	$350 Per Unit		$0	$0	($28,000)	($28,560)	($29,131)	($29,714)	($30,308)	($30,914)	($31,533)	($32,163)	
EBITDA (Net of Cap X)			$0	$784,647	$1,497,000	$1,572,690	$1,604,144	$1,636,227	$1,668,951	$1,702,330	$1,736,377	$1,771,104	
Debt service			Capitalized	($521,000)	($756,000)	($756,000)	($523,269)	($523,269)	($523,269)	($523,269)	($523,269)	($523,269)	
Operational Cash Flow			$0	$263,647	$741,000	$816,690	$1,080,875	$1,112,958	$1,145,683	$1,179,062	$1,213,108	$1,247,836	$8,800,859
Cumulative Cash Flow			$0	$263,647	$1,004,647	$1,821,337	$2,902,212	$4,015,171	$5,160,853	$6,339,915	$7,553,023	$8,800,859	
Investor Return Capital from Refinance	Entry Cells		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	Total $0

EBITDA	$1,771,104		
Sale price	$18,643,204		
Cost of Sales	($559,296)	3.00%	*Cost of Sale*
Debt Balance	($7,576,461)		
Sale proceeds	$10,507,447		

	0	1	2	3	4	5	6	7	8	9	10
Outstanding Capital											
Outstanding Capital:		($5,000,000)	($5,000,000)	($5,000,000)	($5,000,000)	($5,000,000)	($5,000,000)	($5,000,000)	($5,000,000)	($5,000,000)	($5,000,000)
		$0	$0	$0	$0	$0	$0	$0	$0	$0	$10,507,447
Investment Cash Flow	($5,000,000)	$0	$263,647	$741,000	$816,690	$1,080,875	$1,112,958	$1,145,683	$1,179,062	$1,213,108	$11,755,282
	18.44%										

		1	2	3	4	5	6	7	8	9	10
Reserve Fund											
Maximum Reserve:	$500,000		$32,729	$200,929	$364,287	$500,000	$500,000	$500,000	$500,000	$500,000	$500,000
Post Investor IRR Hurdle Sale Proceeds											
		$0	$0	$0	$0	$0	$0	$0	$0	$0	$553,651
INVESTORS	25% (Sale Proceeds)	$0	$0	$0	$0	$0	$0	$0	$0	$0	$138,413
CLASS B MEMBER	75%	$0	$0	$0	$0	$0	$0	$0	$0	$0	$415,238
		$0	$0	$0	$0	$0	$0	$0	$0	$0	$553,651

INVESTOR CASH FLOW

INVESTOR CASH FLOW	0	1	2	3	4	5	6	7	8	9	10		
Operating CF		$0	$210,918	$592,800	$653,332	$542,930	$556,479	$572,841	$589,531	$606,554	$873,918	$5,199,323	
Return of Capital from Refinance		$0	$0	$0	$0	$0	$0	$0	$0	$0	$5,000,000	$5,000,000	Profits
Pre Hurdle Sale Proceeds		$0	$0	$0	$0	$0	$0	$0	$0	$0	$2,476,898	$2,476,898	
INVESTORS	($5,000,000)	$0	$210,918	$592,800	$653,332	$542,930	$556,479	$572,841	$589,531	$606,554	$8,350,816	$12,676,221	$7,676,221
IRR	12.00%												

INVESTOR CASH FLOW POST IRR HURDLE

	0	1	2	3	4	5	6	7	8	9	10		
Operating CF 25%		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	Profits
Sale Proceeds 25%		$0	$0	$0	$0	$0	$0	$0	$0	$0	$138,413	$138,413	
Total Investor CF	($5,000,000)	$0	$210,918	$592,800	$653,332	$542,930	$556,479	$572,841	$589,531	$606,554	$8,489,229	$12,814,634	$7,814,634
IRR	12.13%												

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Description of the Lease

On or about August 1, 2010, Bressi Development entered into a lease with RAC Bressi wherein RAC Bressi leases from Bressi Development and Bressi Development leases to RAC Bressi the property and the to-be completed improvements. Below is a description of the material terms of the lease.

***Lease Landlord*:**	Bressi Development LLC
***Lease Tenant*:**	R.A.C. Bressi, LP
***Leased Premises*:**	2.5 acres of land that consists of our property and the improvements to be constructed thereon.
***Ownership of Improvements*:**	During the term of the Lease and afterwards the improvements shall remain the property o the landlord, Bressi Development
***Term*:**	25 years from the commencement date
***Rent*:**	Rent shall commence being payable when the senior loan enters the mini-perm period, and rent shall be equal to the monthly payments required under the terms of the senior loan and the subordinated loan. The tenant shall also pay as additional rent all utilities, real estate taxes, personal property assessments, all insurance required by the senior loan.
***Renewal Option*:**	The Lease contains no Renewal Option for either the Landlord or the Tenant.
Construction:	Under the Lease, the landlord is required to construct the improvements to be built on the property in order to permit the tenant to operate our business.
***Repairs and Maintenance*:**	Tenant shall be solely responsibility for cleaning, repair and maintenance of the property and the improvements, including exterior walls, load bearing walls, roof and structural elements of the improvements.
***Casualty and Eminent Domain*:**	In the event of a casualty tenant is fully responsible for repairing and rebuilding the improvements. Rent under the Lease will not change or abate during any such rebuilding period. Tenant or landlord may terminate the Lease if the casualty occurs in the last three years of the Lease term or the costs of repair exceed 25% of the full replacement value of the improvements. Further in the event that insurance proceeds do not cover at least 80% of the rebuilding costs, either party may terminate the Lease. If any portion of the Property is taken by power of eminent domain, then the Lease shall terminate, and all proceeds from such taking shall be property of the landlord.
***Estoppel Certificate*:**	Each party shall execute an Estoppel Certificate within 5 days of a request by the other party.
***Insurance*:**	Tenant is responsible for maintaining insurance in compliance with the terms of the senior loan. The landlord shall be named as an additional insured.
***Hazardous Materials*:**	The landlord is responsible for any hazardous materials that may be found on the property, to the extent that the tenant is not responsible for such materials.

Defaults: The following shall constitute a default by the tenant under the Lease:

- The failure to pay when due any sums owed to the landlord under the Lease;
- The abandonment of the premises by the tenant;
- The failure of the tenant to do any of the actions required of it under the Lease;
- The tenant making an assignment for the benefit of creditors or the filing of a bankruptcy petition naming the tenant as a debtor, which petition is not dismissed within 60 days, the appointment of a receiver, or the judicial seizure of all or substantially all of the tenant's assets.

Description of the Management Agreement

We believe that it initially will be most cost effective to outsource the management and operation of ActivCare at Bressi Ranch to Health Care Group. Accordingly, our prospective subsidiary, RAC Bressi has entered into a management agreement with Health Care Group, which agreement is enclosed on CD-ROM with this Offering Circular as Appendix D1. *See* "**INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST – Management Agreement**." Pursuant to this agreement, we will be obligated to pay Health Care Group an annual fee equal to the greater of (a) $18,000 per month, or (b) 5.0% per month of the gross revenues from operations. The management fee is payable on the first of the month in advance, and to the extent that 5.0% of gross revenues from operations exceeds $18,000 for any given month, Health Care Group is paid the difference at the end of such month. The term of the management agreement will be for 10 years from the date ActivCare at Bressi Ranch is placed in service, and the management agreement shall be extended for one-year terms prior to the end of the current terms unless either party gives the other written notice within 90 days' prior to the end of such term.

During the term of the management agreement, Health Care Group will generally be responsible for operating ActivCare at Bressi Ranch on our behalf. Health Care Group shall solely be responsible for the following duties: the hiring and firing of the personnel necessary to operate and maintain the Facility, establishing the rates and charges for the services provided by ActivCare at Bressi Ranch, negotiate with tenants and prospective tenants with respect to occupancy, the facilities, and their payment of rent. Health Care Group's operation of ActivCare at Bressi Ranch must at all times substantially conform to an annual budget that they will provide, and we will approve. Health Care Group shall provide computer services to us at ActivCare at Bressi Ranch necessary for the operation of ActivCare at Bressi Ranch and shall maintain appropriate books and records on our behalf. Health Care Group shall also negotiate with and engage contractors and suppliers if any improvements are needed to be made to ActivCare at Bressi Ranch. However, Health Care Group shall be required to seek our prior consent before purchasing capital assets in excess of $10,000 at one time, or $25,000 during any calendar year that are not provided for in the approved annual budget. Finally, Health Care Group shall maintain insurance coverage in compliance with the terms of the senior loan. Health Care Group will pay on our behalf the operating expenses incurred in connection with their operation of ActivCare at Bressi Ranch. We shall be responsible to pay the operating expenses of ActivCare at Bressi Ranch if the funds from operations are insufficient to pay for all operating expenses.

Under the terms of the management agreement, we are granted a license by Health Care Group to use the ActivCare® name, brand and materials in connection with the ownership, advertising and operation of ActivCare at Bressi Ranch. Such materials include the memory care techniques, program manuals and related trademarks associated with the ActivCare® brand. Further, we are obligated to use these materials in connection with the management and operation of ActivCare at Bressi Ranch. Accordingly, if the management agreement is terminated for any reason, so too is our license to use these materials, and we will be required to develop and employ other methods in connection with the operation of our business, or seek another third party management company who can operate the former ActivCare at Bressi Ranch in a similar manner.

Health Care Group is required by the management agreement to utilize its standard, developed management techniques to provide a high standard of resident care and operating efficiency during the term of the management agreement. If Health Care Group fails to maintain the applicable government licenses or approvals for ActivCare at Bressi Ranch, or fails to perform its obligations under the management agreement, or fails to operate ActivCare at Bressi Ranch in compliance with the approved budget, we may terminate the management agreement "for cause" without waiting for the end of the current term.

Description of Health Care Group and its Services

We have engaged Health Care Group to operate ActivCare at Bressi Ranch on our behalf. Health Care Group was formed in 1981 and currently manages nine total seniors housing and care communities, eight of which are located in California and one is located in Alabama. Health Care Group expects that it will cease managing seven of the seniors housing and care communities in the fall of 2011 and will only operate two facilities (excluding ours) at that time. Currently, the projects that Health Care Group manages contain 1,884 beds, but it will manage approximately 600 beds upon its cessation of the management activities at the seven other facilities.

In 1988, Health Care Group sponsored and began management of its first stand-alone, purpose-built, Memory Care community (which become the model for ActivCare®), where Health Care Group developed its 24-hour residential services model to combine the benefits of day-time memory care facilities with 24-hour assisted living facilities. Health Care Group has been a leader in the memory-care and the assisted living industry in California, and has sponsored legislation (SB 481 and SB 732) regarding the licensure of secured perimeter memory care facilities.

Description of the Assisted Living Industry

Our company's business, the operation of ActivCare at Bressi Ranch, is a part of an industry known as the assisted living industry. The term "assisted living facility" generally refers to a facility that provides housing, supportive services, personalized assistance with activities of daily living and healthcare to its residents, and such facilities are usually licensed, certified or registered by the state in which they operate. Seniors who choose assisted living receive assistance customized to their needs and benefits that enrich their lives and promotes independence and wellbeing. Most assisted living facilities are required to maintain available staff at all times to meet both scheduled and unscheduled needs.

Demand

Across the United States, the elderly population is rapidly increasing, which has resulted in an expansion of the senior housing and long-term care industries. The U.S. Bureau of the Census estimates that between 1990 and 2050, the number of Americans aged 65 and older will more than double (from 31 million in 1990 to more than 79 million in 2050). Over the next five years the fastest growing age group is expected to be the 65+ population. In the United States, the proportion of the population made up of persons 65 years of age or older is projected to increase from 12.4% of the population in 2000 to 20.7% by 2050 because of the aging of the baby boom generation and increased longevity. The implications of this increase on the delivery and financing of healthcare will be profound, because elderly persons use healthcare services at a greater rate than younger persons. The larger number of elderly persons will also place greater pressure on the budget for the Medicare program and other government programs, such as Medicaid, which pays for about half the total costs of nursing home care.

The total projected expenditure for all services from the age of 65 years until death is $164,505. Of this amount, $105,342 is for Medicare plus cost sharing, $34,205 is for nursing home care not covered by Medicare, $11,428 is for home health care not covered by Medicare, $9,546 is for prescription drugs and $3,984 is for vision, dental care and durable medical equipment (see following table). Total expenditures from the age of 65 years until death rise substantially with longevity, from $31,181 for persons who die at the age of 65 years to over $200,000 for those who die at the age of 90 or older.

New Construction Activity

To meet this increase in demand for senior housing there has been an increase in construction of dwellings for individuals over the age of 65. The American Seniors Housing Association and the National Investment Center for the Seniors Housing and Care Industry identified a total of 2,035,303 existing units in the 100 largest metropolitan areas of the country, and of those, 41,040 senior apartments, assisted living units, independent living units, dementia care units and nursing care units are under construction. The 2009 report identified 420 new or expanding senior housing properties under construction containing 41,040 units/beds. These numbers reflect construction activity within freestanding, combined and continuing care retirement community properties.

The senior properties tracked include a small number of HUD Section 202 properties and other types of affordable properties, in addition to market rate rental senior apartments. The number of senior housing units under construction in 2009 (420) is less than was being constructed in 2008 (461) and lower than the survey's peak year (1998) in which 614 senior housing properties were reported to be under construction. Including the units in expansions to existing properties, senior apartments account for 27% of all senior housing units under construction. There are 12,656 new independent living units under construction in the 100 largest metropolitan areas. Including the units in expansions to existing properties, independent living units account for 31% of all senior housing units under construction. There are 7,793 new assisted living units under construction in the 100 largest metropolitan areas. Including the units in expansions to existing properties, assisted living units account for 19% of all senior housing units under construction. There are 2,810 new dementia care units under construction in the 100 largest metropolitan areas. Including the units in expansions to existing properties, dementia care units account for 7% of all senior housing units under construction. Data collected in 2009 reveals that independent living units represent 31% of the total national sample of seniors housing units under construction, followed by senior apartment units (27%), assisted living units (19%) and dementia care units (7%). The balance is comprised of nursing care units (16%).

California Regulatory Overview

The following summary describes material provisions of California law related to the operation of a senior assisted living facility in the state of California, but it is not an exhaustive or complete descriptions of California's laws related to the operation of a senior assisted living facility such as ActivCare at Bressi Ranch.

Because our company's ActivCare at Bressi Ranch facility will be located in the state of California, we will be required to comply with California state laws, regulations and licensing procedures regarding the ownership and operation of an assisted living facility. The Department of Social Services, Community Care Licensing Division licenses assisted living facilities and adult day care centers in California. Senior assisted living facilities, such as the anticipated ActivCare at Bressi Ranch Facility, are licensed as Residential Care Facilities for the Elderly ("RCFE"). Two new laws enhancing resident protection took effect in 2009. The first, Health and Safety (H&S) Code Section 1569.658 requires licensees annually to disclose rate increases from the previous three years of operations to prospective residents. The second, H&S Code Section 1569.695 requires licensees to establish plans for sheltering residents for up to 72 hours in the event of an emergency or disaster.

An RCFE is a housing arrangement chosen voluntarily where 75% of the residents are 60 years of age or older and where varying levels of care and supervision are provided, as agreed to at the time of admission or as determined at subsequent times of reappraisal. Younger residents must have needs compatible with other residents. An admission agreement must be completed prior to a resident being accepted. The agreement must include available basic and optional services, service rates, payment provisions and refund conditions. Written notice must be given to a resident 60 days prior to any basic rate change. Admission agreements should also disclose:

- A comprehensive description of any items and services provided under a single fee;
- A description and schedule of all items and services not included in the single fee;
- A description of any preadmission fee (a licensee cannot require a preadmission fee from a recipient under the State Supplementary Program for the Aged, Blind and Disabled);
- An explanation for the use of third-party services;
- A comprehensive description of billing and payment policies and procedures;
- Conditions under which rates may be increased;
- Policy concerning family visits and refunds; and
- Conditions under which the agreement may be terminated.

The agreement should also include eviction policies and procedures and information about the facility's closure plan in the event of a closure.

Scope of Care

An RCFE may provide assistance with activities of daily living, observation and reassessment, postural support that can be released by the resident, and other types of care as well as other incidental medical services. These incidental medical services include administration of oxygen, catheter care, colostomy/ileostomy care, contractures, diabetes, enemas/suppositories, incontinence, injections, intermittent positive pressure breath machine, Stage I and II dermal ulcers and wound care. Health-related conditions specified in regulations can be cared for as long as the applicable RCFE regulations are followed and those procedures and services requiring a nurse or physical therapist are provided by the appropriately skilled professional. Terminally ill residents may remain in the facility and receive services from a hospice agency. The facility staff, however, is still prohibited from providing any care beyond that allowed within the parameters of the RCFE license.

There are several residential requirements that exist for the benefit of both the facility and the residents. Residents may not be admitted if they have active communicable tuberculosis; require 24-hour skilled nursing or intermediate care; have a mental disorder resulting in ongoing behavior that would upset the general resident group; would require a greater amount of care and supervision than the other residents; or cannot generally benefit from the program services available at the facility. Residents must be assessed prior to move-in, however, there is no standardized form required. Residents diagnosed by a physician as having dementia may be admitted if certain requirements are met, including an annual medical assessment, adequate supervision, enhanced physical plant safety requirements (including a secure perimeter) and an appropriate activity program. A 30-day notice may be issued by the facility for: nonpayment of the basic services within 10 days of the due date; failure to comply with the state or local law; failure to comply with general facility policies; the resident is no longer appropriate for the facility and level of care; or if there is change in the use of the facility. If evidence supports that a resident is a threat to himself or others, a three-day eviction notice may be granted.

Facility Requirements

The California regulations allow for private or semiprivate resident rooms, which must be of sufficient size to allow for easy passage of the resident and equipment. A maximum of two residents is allowed per resident room. Private and shared toilets, bathing and lavatory facilities are permitted. There must be at least one toilet and washbasin per six persons and one bathtub or shower for each 10 persons including residents, family and facility dwelling staff. Prior to being licensed, each facility must secure and maintain an appropriate facility fire clearance approved by the fire authority have jurisdiction.

For residents having dementia, use of egress alert devices, delayed egress and locked facility doors and perimeters are allowed if specified additional requirements are met. Delayed egress and locked doors/perimeters require special fire clearances, and are only allowed with approval from state regulators. Resident and/or responsible person consent is required prior to use of delayed egress devices or locked facility doors.

Staffing Requirements

In RCFEs caring for 16 or more residents, there must be awake night staff. In facilities with dementia residents, there must be an adequate number of direct care staff to support each resident's physical, social, emotional, safety and health care needs as identified at time of admission or reassessment. A site administrator must complete a 40-hour initial Certification Training Program from one of the department's approved training vendors and pass a written test. Nursing home administrators must complete 12 of the 40 hours in areas of laws and regulations, use and misuse of medication, and resident admission, retention and assessment procedures if they possess a valid Nursing Home Administrator license. Nursing home administrators with a current and valid administrator's license are exempt from taking the test administered by the department.

To administer a facility licensed for 16 or more residents, an administrator must have specified college or continuing education credits and must have at least one year's experience providing residential care to the elderly. All employees in facilities of 16 or more residents must complete 16 hours of initial training, including eight hours of shadowing training. Direct care staff must pass an exam and complete additional training per 12-month period. Facilities must retain documentation that proves a consultant pharmacist or nurse has reviewed the facility's medication program and procedures at least twice a year.

All staff who assist residents with personal activities of daily living must receive at least 10 hours of training within the first four weeks of employment and at least four hours annually thereafter. Staff providing direct care to residents must complete a first aid course by such agencies as the Red Cross and each RCFE shall provide training in recognizing and reporting elder and dependent adult abuse. Prior to admission of a resident with a restricted health condition, the licensee shall ensure that facility staff who will participate in meeting the resident's specialized care needs complete training provided by a licensed professional to meet those needs, which should include hands-on instruction in general procedures and resident-specific procedures.

Administrators must complete 40 hours of continuing education units every two years in areas related to any of the uniform core knowledge areas and must include eight hours in Alzheimer's disease and dementia training. Administrators that hold a current license are only required to complete 20 of the 40 hours of continuing education.

Regional Analysis

The following Regional Analysis is based on an Appraisal of a proposed memory care facility at Bressi Ranch prepared by a third party on behalf of our senior lender in February 2010, and upon which neither we nor you are entitled to rely. While we believe the information derived from the Appraisal to be accurate, we have not engaged in any independent verification of the same. Therefore we cannot guarantee the accuracy of the following Regional Analysis to prospective investors.

ActivCare at Bressi Ranch will be located in the city of Carlsbad in San Diego County, California. Situated in the northern portion of the county, Carlsbad is a coastal community recognized for its scenic location, low population density, city ordinances protecting sensitive wildlife habitats and for maintaining strict policies governing the amount of land within city limits available for development of any kind. Land is a premium and, thus, real estate is expensive even by southern California standards. The annual *Forbes Magazine*, which ranks the most expensive zip codes in the U.S., ranked Carlsbad zip codes as some of the most expensive in the nation. The city encompasses a total land area of 40.8 square miles with an estimated population density of 2,565 persons per square mile.

Between 2000 and 2009, the population in the U.S. grew 9.0% and is expected to grow 5.1% over the next five years. From 2000 to 2009, the population in San Diego County grew 8.9% and is expected to grow 6.0% over the next five years. During the same period, the population in Carlsbad grew 27.2% and is expected to grow 12.2% over the next five years. Over the next five years, the general population is projected to increase by 12,179 in Carlsbad and increase by 183,367 in San Diego County.

Between 2000 and 2009, the 75 and older population in the U.S. grew 13.7% and is expected to grow 7.7% over the next five years. From 2000 to 2009, the 75 and older population in San Diego County grew 13.0% and is expected to grow 2.4% over the next five years. During the same period, the 75 and older population in Carlsbad grew 33.1% and is expected to grow 5.9% over the next five years. Over the next five years, the 75 and older population is projected to increase by 426 in Carlsbad and increase by 4,223 in San Diego County.

Between 2000 and 2009, the 85 and older population in the U.S. grew 35.4% and is expected to grow 13.5% over the next five years. From 2000 to 2009, the 85 and older population in San Diego County grew 49.2% and is expected to grow 11.6% over the next five years. During the same period, the 85 and older population in Carlsbad grew 88.4% and is expected to grow 19.7% over the next five years. Over the next five years, the 85 and older population is projected to increase by 419 in Carlsbad and increase by 6,296 in San Diego County.

Between 2000 and 2009, the households in the U.S. grew 9.3% and are expected to grow 5.2% over the next five years. From 2000 to 2009, the number of households in San Diego County grew 8.4% and is expected to grow 5.9% over the next five years. During the same period, the number of households in Carlsbad grew 26.5% and is expected to grow 12.1% over the next five years. Over the next five years, the number of households is projected to increase by 4,828 in Carlsbad and increase by 63,252 in San Diego County.

Between 2000 and 2009, the household size in the U.S. declined 0.3% and is expected to decline 0.1% over the next five years. From 2000 to 2009, the household size in San Diego County grew 0.5% and is expected to grow 0.1% over the next five years. During the same period, the household size in Carlsbad grew 0.6% and is expected to grow 0.1% over the next five years.

Population is expected to increase in the city, county and nation over the next five years. The 75-plus population is expected to increase slightly in the city and county over the next five years. Average and median incomes are expected to increase in the city, county and nation over the next five years. Based upon the increase in the overall population in the city and county, the slight increase in the 75-plus population in the county, coupled with income gains, we believe demand for our assisted living services will increase.

ActivCare at Bressi Ranch is located in a newly developed, growing planned community in the well-developed suburban community of Carlsbad. Its primary competitors will be located in Carlsbad and the neighboring cities of Vista, San Marcos and Encinitas. Based on a market analysis performed on behalf of our manager by Valuation & Information Group, residents of this north county area do not generally travel to urban San Diego in search of retirement living, nor does the reverse generally occur. Areas north and east of Carlsbad are sparsely populated for many miles. The area directly north of ActivCare at Bressi Ranch, which extends to the southern border of Oceanside, is undeveloped and mountainous. Therefore, the northern border of the primary market area, or PMA, from which ActivCare at Bressi Ranch is expected to draw most of its residents is defined as the southern edge of Oceanside due to the fact that residents must travel west or east around this mountainous area in order to access our area. The southern border of the PMA is defined as the southern edge of Carlsbad. The eastern border is Highway 78 and Rancho Santa Fe Road, which run along the north side of undeveloped mountainous terrain. The western border is the Pacific Ocean. The secondary market area, which is the area from which it is expected that we will draw the remainder of our residents, is considered to be the remainder of metropolitan San Diego.

Primary Competitors

The following description of Primary Competitors is based on a Market Study of a Proposed Assisted-Living Facility at Bressi Ranch prepared by a third party dated July 10, 2009 and is not intended to be relied on by you. While we believe the information derived from the Market Study to be accurate, we have not engaged in any independent verification of the same. Therefore we cannot guarantee the accuracy of the following Primary Competitors to prospective investors.

Within the primary market area there are six operating competitors that offer assisted living/memory care services. The Market Study defines our primary market area as the area from which 70-90% of our intended residents will be drawn and describes it geographically as containing the towns of Carlsbad, Vista, San Marcos and Encinitas. The secondary market area is the area from which the remainder of the intended residents will be drawn, which the Market Study defines as the balance of the San Diego Metropolitan Area. Our primary competitors have, in the aggregate 545 beds, which as of the date of the Market Study, were 97.3% occupied. The specific memory-care beds offered by our competitors were 99.3% occupied. Our intended rates for services will generally be similar to those of our competitors; however, our highest rates will be higher than the highest rates charged by our competitors, and our lowest rates will also be higher than the lowest of our competitor's rates. However, we believe that because our rates are all-inclusive that overall our rates will be generally lower than the sum of the rates charged by our competitors for similar services.

All of our competitors provide the same basic services that will be included in our basic rate. Specifically, these services include: meals, housekeeping, linen service, transportation services, utilities, maintenance, structured activities and social services. In addition, they all also provide medication management and all but one provide secured Alzheimer's housing. Like us, each competitor expects its residents to pay individually for their services, and none rely on social security, Medicare or Medicaid for reimbursement of their services. The main difference between us and our competitors (besides the ActivCare® specific program) is that we offer an all-inclusive plan, while our competitors generally offer only an a la carte rate structure. We believe that the all-inclusive rate structure is beneficial because it allows residents and their guardians to better budget for living expenses.

The Market Study indicated that the demand for assisted living/memory care facilities would increase over the next several years because the overall population was expected to increase during that timeframe and the percentage of the population that was over the age of 65 was also expected to increase, which we expect to result in an increase demand for assisted living/memory care facilities.

DESCRIPTION OF OUR PROPERTY

General

The land upon which ActivCare at Bressi Ranch is being constructed consists of a 2.5 acre unimproved parcel of land within a master-planned community known as "Bressi Ranch" located in Carlsbad, San Diego County, California, or the Property. The Property was acquired by Bressi Holding in December of 2004. In October of 2008, Bressi Holding submitted project development plans to the City of Carlsbad, or the City, for a residential memory care facility to be constructed on the Property. The City approved a Conditional Use Permit for the project development plans in June of 2009. ActivCare at Bressi Ranch is currently under construction at the Property.

The Property is physically situated in the southwest quadrant of the intersection of Nygaard Street and Town Garden Road in Carlsbad, California. The Property is bound to the north by Town Garden Road and across from a condominium complex. To the northeast of the Property is the Bressi Village shopping center. The south of the Property is bound by Paradise Road, across which are single-family homes. The east of the Property is bound by

Nygaard Street, across which is a park. To the west of the Property is Cottage Drive, across which are single-family homes.

A Phase I environmental assessment of the Property was prepared in July of 2009, or the 2009 Phase I, with respect to a proposed mortgage loan on the Property. The 2009 Phase I was conducted in accordance with ASTM Practice E 1527-05 and with portions of the U.S. Department of Housing and Urban Development Multifamily Accelerated Processing Guide, Chapter 9. The purpose of the study was to identify if any recognized environmental conditions, or REC's, existed at the Property, which means the preparer was looking to identify the presence or likely presence of any hazardous substances or petroleum products on the Property under conditions that indicate an existing release, a past release, or a material threat of a release of any hazardous substances or petroleum products into structures on the Property or into the ground, ground water or surface water of the Property. The 2009 Phase I report concluded that no evidence of REC's were identified at the Property. The only de minimis condition identified at the Property, meaning a condition which generally does not present a threat to human health or the environment and that generally would not be the subject of an environmental enforcement action, was a trench plate located at the southwest portion of the Property that was reportedly left behind from previous residential construction activity in the area. The report also noted that no evidence of the disposal of hazardous substances or petroleum products was observed on the Property.

Bressi Ranch is located approximately four miles east of downtown Carlsbad, California, and is a master-planned, mixed-use community featuring eight residential neighborhoods and approximately two million square feet of planned commercial and industrial space in campus-style office parks. Bressi Ranch also features 187 acres of dedicated natural open space in eight distinct parks. The area is served by the Carlsbad Unified School District and the private Pacific Ridge School. Bressi Ranch has a community center known as "The Village Club", which is a Monterey-Bay design containing an Olympic-sized lap swimming pool, a spa, a wading pool, outdoor fireplaces and barbeque areas, a kitchen area and event space. The community also features various restaurants and shopping in an area known as "Bressi Village".

ActivCare at Bressi Ranch

The development project under construction on the Property will be known as ActivCare at Bressi Ranch. It will consist of a 50-unit, 80 accommodation (beds), single-story building containing 39,400 square feet, with residential accommodations for seniors requiring memory care services. The building will have four wings with unique accommodations. One wing will be designed to accommodate residents with mild cognitive impairment. These residents need a programmed environment but do not need a secured perimeter, as they do not have a propensity to wander. Two of the four wings will be dedicated to the ActivCare® program, a proprietary care and activity program designed and owned by Health Care Group, for those residents with Alzheimer's disease and other dementia related disorders. These residents' cognitive issues have progressed to a level where they have a diagnosis of dementia and are in need of an enhanced program and a secured perimeter.

The fourth wing of the building will be the ActivCare® Plus area, another proprietary care program designed by Health Care Group, which is dedicated to residents who have a diagnosis of dementia, and the progression of the disease has impacted their physical well being. These residents have become transfer and wheelchair dependent, and the ActivCare® program is modified to meet their needs based upon their diminished physical capacity. Comprehensively, ActivCare at Bressi Ranch is designed to meet the needs of residents with Alzheimer's disease and other forms of dementia throughout the disease process, and the configuration of the building will allow HCG to program each area to meet the changing needs of each resident. Services provided to all residents will include 24-hour care, three meals daily and snacks, assistance with bathing and dressing, medication supervision, housekeeping and laundry, transportation to medical appointments, planned daily activities, telephone and cable TV available in all rooms and an onsite barber/beauty salon.

The goals of the ActivCare® program are to provide its residents with comfort and a feeling of community, while providing the residents with the level of care they require, which is based on their level of cognitive functioning and impairment. The ActivCare® program is designed to provide compassionate care and promote self-esteem by providing residents with a structured, daily routine of therapeutic activity programs, which we believe (and research has demonstrated) restores feelings of usefulness and sociability to individuals that would otherwise become frustrated and withdrawn as their level of functioning deteriorates. The types of activities offered at ActivCare® include memory-exercising activities, creative workshops, and interactive indoor and outdoor pursuits. The ActivCare® program also involves social activities on a regular basis that involve family and friends of the residents.

ActivCare at Bressi Ranch will be licensed by the State of California as a Residential Care Facility for the Elderly, or RCFE, and all units in the building will be licensed to permit the delivery of non-ambulatory assisted living/memory care services along with an expanded plan of operation that addresses the level of care needed by residents with dementia that permits us to house residents with dementia. This licensure will permit residents to receive any level of memory care services, depending on their needs, without having to relocate within the building. Further, we will require of each potential resident, prior to admittance, a current physician's report as well as an assessment by a member of the manager's staff to assess the individual's level of functioning and help us tailor a program to suit that person's needs.

We generally intend to enter into resident agreements providing individuals a room or a bed, in addition to other services, on a monthly basis, which resident agreements will automatically renew for an additional month unless the resident provides 30-days' notice prior to moving out. We expect residents to pay us directly for our services, and we will not bill a third-party (i.e., an insurance provider, or Medicare) for reimbursement. However, residents will be able to seek reimbursement independently, but they shall remain solely responsible for the payment of their bill.

MANAGEMENT

Manager

Our company is a manager-managed limited liability company, therefore, we do not have a Board of Directors, or executive officers. Rather, our day-to-day affairs are controlled by our manager, Income Property Group. Income Property Group has the sole power to manage our company's day-to-day affairs and may bind our company to contracts. *See* "**DESCRIPTION OF SECURITIES OFFERING – Description of our Operating Agreement.**" Income Property Group unilaterally controls our management, subject to the rights of the Class A Members to consent, as a group, to certain major decisions, as more fully described below in "**- Major Decision Rights**." Income Property Group does not receive compensation for acting as our manager. The business address of Income Property Group's offices is 9619 Chesapeake Drive, Suite 103, San Diego, California 92123.

We will rely on the officers and directors of Income Property Group to manage our business. W. Major Chance, B. Renee Bernard, D. Kevin Moriarty and Todd A. Shetter are the executive officers of Income Property Group and each of them beneficially owns 25% of the issued and outstanding stock of Income Property Group. The executive officers and directors of Income Property Group will not be paid any salary or benefits by us; however each of the four executive officers and directors of Income Property Group received Class C membership interests and Class C limited partnership interests in Bressi Development and RAC Bressi, as applicable, in return for the services to be performed by them for such entities.

Pursuant to the reorganization agreement we have entered into, the executive officers and directors of Income Property Group have agreed to exchange such Class C interests in our prospective subsidiaries for Series B-3 Units of membership interest in us. The Series B-3 Units to be received by the executive officers and directors of Income Property Group upon the closing of this offering and our reorganization transactions will remain subject to vesting requirements set forth in our operating agreement.

Remuneration of Executive Officers and Directors of Income Property Group

Name	Capacity	Remuneration
W. Major Chance[1]	Chief Executive Officer, President, and Director	625 Series B-3 Units
B. Renee Barnard[2]	Executive Vice President and Director	625 Series B-3 Units
D. Kevin Moriarty[3]	Executive Vice President – Construction, Secretary and Treasurer, and Director	625 Series B-3 Units
Todd A. Shetter[4]	Executive Vice President – Marketing and Director	625 Series B-3 Units

[1] Mr. Chance owns his Series B-3 Units as William M. Chance, Trustee under Declaration of Trust dated February 16, 1988, Trust No. 2, as amended.
[2] Ms. Barnard owns her Series B-3 Units as B. Renee Barnard, Trustee of the Barnard Living Trust dated April 13, 2000.
[3] Mr. Moriarty owns his Series B-3 Units as D. Kevin Moriarty, Trustee of the Moriarty Cary Family Trust dated January 2, 1990, as amended.

[4] Mr. Shetter owns his Series B-3 Units as Todd A. Shetter, Trustee of the Todd A. Shetter and Kristine Shetter Trust dated October 1, 1999.

Biographical Information

Biographical information regarding the officers and directors of Income Property Group is set forth below.

Name	Age	Position
W. Major Chance	65	Chief Executive Officer, President and Director
B. Renee Barnard	60	Executive Vice President and Director
D. Kevin Moriarty	49	Executive Vice President - Construction, Secretary and Treasurer, and Director
Todd A. Shetter	45	Executive Vice President – Marketing and Director

W. Major Chance serves as the Chairman of the Board of Directors and Chief Executive Officer of Health Care Group and as President, Chief Executive Officer and director of Income Property Group. He graduated from San Diego State University in 1969 with a degree in Finance and began work with Medical Growth Industries managing lending relationships and development expansion. In 1974 Mr. Chance created a partnership whose primary business was originating commercial loans as a mortgage banker/broker, which would evolve into Income Property Group in 1982. Through the balance of the 1970s Mr. Chance structured and managed the successful development of numerous retail, multi-family, office, industrial, and recreational projects. In 1982, he developed the 552-slip and 237-space Chula Vista Marina and RV Resort, in Chula Vista, CA, and still owns and manages it to this day.

In 1979, Mr. Chance acquired his first senior housing property, a skilled nursing facility in Orange County, CA, and soon thereafter formed Health Care Group to serve as its operator/manager. Throughout the 1980's and 1990's, Mr. Chance directed the expansion of Health Care Group's senior housing portfolio through the formation of various partnerships utilized to acquire and/or develop numerous projects, to include: Las Villas de Carlsbad Retirement Community in Carlsbad, CA; Las Villas del Norte Retirement Community in Escondido, CA; Rancho Vista Retirement Community in Vista, CA; Grossmont Gardens Retirement Community and ActivCare at La Mesa in La Mesa, CA; ActivCare at Point Loma in San Diego, CA; Mount Royal Towers Retirement Community in Birmingham, AL; Mountview Retirement Community in Montrose, CA; and ActivCare at Brittany House in Long Beach, CA. Through affiliated entities, Health Care Group also developed or acquired a significant number of other senior housing projects over that time that have subsequently been sold to other operators. These projects have covered the entire range of the senior housing spectrum, including free-standing skilled nursing facilities, independent and assisted living facilities, dementia-care facilities, as well as multi-level campuses containing all of the above levels of care.

Throughout the 36-year history of Income Property Group and Health Care Group, Mr. Chance has coordinated all the finance, development, and management activities of the company, focusing on the strategic direction of the company and maximizing the efficient implementation of the firm's available assets. In the late 1980's he recognized that the traditional nursing home was not the appropriate platform for caring for residents with dementia including Alzheimer's disease. He was instrumental in securing legislative and regulatory approval to allow an RCFE to have a secured perimeter and accept and retain residents with a dementia diagnosis. Mr. Chance has established and maintained all the significant lending relationships for the firm and has coordinated all of the company's financing activities, to include construction loans, permanent financing, and refinancing of its assets. Mr. Chance served on the board of the San Diego Alzheimer's Association from June 1989 to September 2002, and was its Chairman from 1992 to 1997. He was also one of the original board members of the California Assisted Living Association (CALA) from August 1997 to December 2006. He also been a member of Young Presidents Organization/World Presidents Organization for the last 25 + years.

B. Renee Barnard serves as the President and Chief Financial Officer of Health Care Group and is a member of the Board of Directors. She is also an Executive Vice President and director of Income Property Group. Ms. Barnard graduated from Oklahoma State University in 1980 with a degree in Computer Science. She has over 20 years experience in senior housing and health care, and prior to her current role, she served as the Chief Operating Officer for Health Care Group for 10 years and is a licensed Nursing Home and Residential Care Facility Administrator. In Ms. Barnard's previous role she was one of the chief architects of the ActivCare® program development and served on the State of California Governor's Alzheimer's Advisory Board. As Past Chair she remains active in the Assisted Living Association of Alabama currently serving as Treasurer and Secretary. Ms. Barnard has been responsible for overseeing all aspects of the ongoing operation of the company's senior housing properties, including nursing, food service, resident care, marketing, maintenance, accounting, human resources, and information technologies.

D. Kevin Moriarty serves as the Vice President of Development of Health Care Group and is a member of its Board of Directors. He is also an Executive Vice President of Income Property Group and a member of its Board of Directors. Mr. Moriarty graduated from Arizona State University in 1985 with a degree in Construction Engineering and has over 25 years experience in the real estate and development industry. Since 1992, he has coordinated the development efforts for the company with the CEO, overseeing site selection, feasibility analysis, project configuration, conceptual design, governmental approvals, and construction document preparation and permitting. He is also responsible for the creation of project development budgets and schedules, selection and supervision of general contractors, and final project delivery. Mr. Moriarty also works extensively with the President and COO in the ongoing maintenance and capital improvement projects within the existing portfolio of the company, overseeing all significant remodeling, upgrades or physical plant modifications due to program changes. Mr. Moriarty is licensed in the State of California as a Real Estate Broker and a General Contractor.

Todd A. Shetter serves as the Chief Operating Officer of Health Care Group and is a member of its Board of Directors. He is also an Executive Vice President of Income Property Group and a member of its Board of Directors. Mr. Shetter graduated from Colorado State University in 1987 with a degree in Public Relations from the School of Journalism. He has over 20 years experience in the senior housing and health care industry, and prior to his current role, he served as the Vice President of Marketing for Health Care Group for over 10 years. He is a licensed Nursing Home and Residential Care Facility Administrator, and has successfully served as an Administrator/Executive Director at a number of multi-level retirement communities over the course of his career with Health Care Group. Mr. Shetter has served on the Board of Directors of Senior Community Centers of San Diego, and is a past Board Member of the George G. Glenner Alzheimer's Family Centers. Mr. Shetter is a board member of CALA and is the chair of CALA's Public Policy Committee. In his role as COO, Mr. Shetter is responsible for overseeing all aspects of the day-to-day operation of the company's senior housing communities, with a specific focus on their marketing efforts.

Major Decision Rights

Although Income Property Group, our manager, will have the sole authority to manage our business and to bind our company, the Class A Members, and our members as a whole, will have the right to consent to certain actions we term "major decisions." Approval of the Class A Members holding a majority of the Offered Units, and approval of the members holding a majority of our aggregate membership interests, will be required before we may take any of the following actions:

(i) Making any amendment to our company's operating agreement or articles of organization;
(ii) Issuing any equity securities, or any security convertible into equity securities of our company, other than in connection with the offering or the reorganization transactions described herein;
(iii) Causing any of our subsidiaries, including RAC Bressi and Bressi Development, to issue equity securities other than in connection with the reorganization transactions described herein;
(iv) Merging or consolidating our company, RAC Bressi, Bressi Development or any other subsidiary we form with another entity;
(v) Any sale of all or substantially all of our company's assets, the sale of any subsidiary of our company (including RAC Bressi or Bressi Development), or the sale of all or substantially all of the assets of one or more of our subsidiaries;
(vi) Dissolving, liquidating or terminating our company.

See "**DESCRIPTION OF SECURITIES OFFERING – Description of our Operating Agreement**."

Management of ActivCare at Bressi Ranch

Our prospective subsidiary, RAC Bressi, has contracted with Health Care Group to manage the day-to-day affairs of ActivCare at Bressi Ranch. Health Care Group will be compensated for managing ActivCare at Bressi Ranch pursuant to the terms of RAC Bressi's management agreement with Health Care Group. *See* "**DESCRIPTION OF OUR BUSINESS – Management Agreement.**" Health Care Group was founded by W. Major Chance in 1982 to serve as the operator and manager of senior assisted living facilities located primarily in southern California. Today, Health Care Group operates nine senior assisted living facilities including seven which operate Health Care Group's trademarked ActivCare®, memory-care assisted living program. Eight of Health Care Group's current operating facilities are located in southern California, with the ninth located in Alabama. It is expected that as of the end of August, 2011, Health Care Group will cease to manage seven of its nine current facilities. Our company will rely on the executive officers and directors of Health Care Group to operate our ActivCare at Bressi Ranch facility. Biographical information regarding the officers and directors of Health Care Group is set forth below.

Name	Age	Position
W. Major Chance	65	Chief Executive Officer and Chairman of the Board of Directors
B. Renee Barnard	60	President, Chief Financial Officer and Director
D. Kevin Moriarty	49	Vice President - Development, and Director
Todd A. Shetter	45	Chief Operating Officer, and Director

Employment history, education and certain other information regarding W. Major Chance, B. Renee Bernard, D. Kevin Moriarty and Todd A. Shetter is set forth above.

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REORGANIZATION TRANSACTIONS

We anticipate closing certain reorganization transactions of our company contemporaneously with the closing of this offering, and contingent upon the closing of this offering. Pursuant to these reorganization transactions, the current members of Bressi Development and the current limited partners of RAC Bressi will transfer their respective membership interests and limited partnership interests to us in exchange for Class B membership interests in our company. The table set forth under "**CAPITALIZATION**" depicts the Class B membership interests that will be owned by each of our Class B Members immediately following the closing our reorganization transactions.

Prior to our reorganization transactions we will be a single-member limited liability company owned by Income Property Group, our manager. In connection with the closing of this offering and our reorganization transactions, Income Property Group's membership interest in us will be redeemed for no consideration and Income Property Group will cease to be a member of our company. We have entered into a reorganization agreement with all the members of Bressi Development and all the limited partners in RAC Bressi whereby they will contribute all of the membership interests in Bressi Development and all of the limited partnership interests in RAC Bressi to us. The reorganization agreement is enclosed on CD-ROM with this Offering Circular as Appendix D7. The closing of the exchanges of interests contemplated by the reorganization agreement is contingent upon our raising the total offering amount in this offering and closing thereon.

Additionally, our senior lender has the right to consent to the transfer of the membership interests in Bressi Development. Our senior lender has committed to grant its consent to our reorganization transactions pursuant to a commitment letter dated July 7, 2011. Our senior lender's consent is subject to the concurrent repayment of our subordinated lenders and the release of the lien of the second deed of trust on the property and improvements forming ActivCare at Bressi Ranch. We intend to use a portion of the proceeds of this offering to pay off our subordinated debt. The consent is further contingent on the execution of additional documentation, including a loan modification agreement in form and substance satisfactory to our senior lender, by Bressi Development and the guarantors of our senior loan to, among other things, (a) ratify and affirm the indemnifications and guarantees of the existing guarantors; (b) covenant that 100% of the net proceeds of this offering will be used in connection with ActivCare at Bressi Ranch or contributed to Bressi Development to be held on its balance sheet; (c) covenant that all net proceeds from the offering will be deposited into an account with our senior lender, on which our senior lender will receive a lien; (d) execution of a control agreement with respect to the account described in (c). We also anticipate that the additional loan documentation required with respect to our senior lender's consent to our reorganization transactions will require that it be an event of default under our senior loan if (i) Income Property Group resigns or is removed as our manager or (ii) either of W. Major Chance or D. Kevin Moriarty ceases to be an officer of Income Property Group. As of the date of this Offering Circular, we have not received drafts of the additional documentation, including the loan modification agreement, from our senior lender.

In order to induce the members of Bressi Development and the limited partners of RAC Bressi to enter into the reorganization agreement, we have covenanted, in the reorganization agreement, to contribute the remaining proceeds from this offering, after the payment of the line items "Offering Expenses," "Selling Commissions & Fees," "Subordinated Debt Payoff" and "General Working Capital" set forth under "**ESTIMATED USE OF PROCEEDS**" above, to Bressi Development in order to increase Bressi Development's net worth. Our prospective Class B Members have required such contribution as an inducement to enter the reorganization agreement in order to reduce their exposure as personal guarantors under the senior loan.

Following the closing of our reorganization transactions, we will hold all of the membership interests in Bressi Development and all of the limited partnership interests in RAC Bressi. This will entitle us to receive all of the profits and losses from Bressi Development and 99.99% of the profits and losses from RAC Bressi (subject to Income Property Group's .01% general partnership interest). Income Property Group, our company's manager, will be the general partner of RAC Bressi and the manager of Bressi Development with control over each of their operations; provided, that, certain actions it may take will be subject to our consent, which actions will include those actions which would require consent of the Class A Members, or our members as a whole, under our operating agreement.

CAPITALIZATION AND SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Our company has two classes of membership interests, Class A and Class B (which is further subdivided into four series of Class B Units): (i) Class A (denominated as the Offered Units, or Class A Units), of which there are 5,000 Class A Units authorized; (ii) Series B-1A (denominated as Series B-1A Units), of which there 625 Series B-1A Units authorized; (iii) Series B-1B (denominated as Series B-1B Units), of which there are 625 Series B-1B Units authorized; (iv) Series B-2 (denominated as Series B-2 Units), of which there are 1,250 Series B-2 Units authorized; and (v) Series B-3 (denominated as Series B-3 Units), of which there are 2500 Series B-3 Units authorized.

Capitalization

A table setting forth the projected aggregate ownership of each class of our membership interests following the closing of this offering and our reorganization transactions is set forth below. Prior to the closing of the offering and our reorganization transactions Income Property Group will be our sole member, owning one Series B-3 Unit which will be redeemed as of the closing of this Offering.

	Class A		Class B										TOTAL	
			Series B-1A		Series B-1B		Series B-2		Series B-3		Total Class B			
Owner	Number of Units	Percent Of Class	Number of Units	Percent of Series	Number of Units	Percent of Series	Number of Units	Percent of Series	Number of Units	Percent of Series	Number of Units	Percent of Class	Number of Units	Percent of Total Units
Investors	5000	100%											5000	50%
WMC Trust[1]			263.31	42.13%	39.94	6.39%	208.33	16.66%	625	25%	1136.58	22.73%	1136.58	11.37%
DAM Trust[2]			263.31	42.13%	39.94	6.39%					303.27	6.07%	303.25	3.03%
DKM Trust[3]			98.38	15.74%			208.33	16.66%	625	25%	931.71	18.63%	931.705	9.32%
Bressi Holding, LLC					328.38	52.54%					328.38	6.57%	328.38	3.28%
HGC Lending, LLC					216.75	34.68%					216.75	4.34%	216.75	2.17%
Barnard Trust[4]							208.33	16.66%	625	25%	833.33	16.66%	833.33	8.33%
Shetter Trust[5]							208.33	16.66%	625	25%	833.33	16.66%	833.33	8.33%
J. Blake Trustee McElliott Trust[6]							208.33	16.66%			208.33	4.17%	208.33	2.0833%
Virgadamo Trust[7]							208.33	16.66%			208.33	4.17%	208.33	2.0833%
TOTAL	5000	100%	625	100%	625	100%	1250	100%	2500	100%	5000	100%	10000	100%

(1) William M. Chance, Trustee under Declaration of Trust dated February 16, 1988, Trust No. 2, as amended. Address: 9619 Chesapeake Drive, Suite 103, San Diego, California 92123

(2) D. Kevin Moriarty, Trustee of the Daniel A. Moriarty and Lorraine K. Moriarty Declaration of Trust dated April 26, 1988 as amended. Address: 9619 Chesapeake Drive, Suite 103, San Diego, California 92123

(3) D. Kevin Moriarty, Trustee of the Moriarty Cary Family Trust dated January 2, 1990, as amended. Address: 9619 Chesapeake Drive, Suite 103, San Diego, California 92123

(4) B. Renee Barnard, Trustee of the Barnard Living Trust dated April 13, 2000. Address: 9619 Chesapeake Drive, Suite 103, San Diego, California 92123

(5) Todd A. Shetter, Trustee of the Todd A. Shetter and Kristine Shetter Trust dated October 1, 1999. Address: 9619Chesapeake Drive, Suite 103, San Diego, California 92123

(6) Jennifer M. Blake, Trustee of Trust B under the Ronald Joseph McElliott and Karen Lee McElliott 1984 Family Trust dated August 4, 1984. Address: 9619 Chesapeake Drive, Suite 103, San Diego, California 92123

(7) Frank A. Virgadamo, Trustee of the Virgadamo Family Trust dated May 6, 1996. Address: 9619 Chesapeake Drive, Suite 103, San Diego, California 92123

Beneficial Ownership

The following table sets forth the pro forma beneficial ownership of our membership interests by the executive officers and directors of our manager as will be in place following the closing of this offering and our reorganization transactions. Our manager, Income Property Group, was issued one Series B-3 Unit of our membership interest on June 8, 2011, our date of formation, and will be our sole member until the closing of this offering and our reorganization transactions at which time its initial membership interest will be redeemed. While it is not expected that the officers and directors of Income Property Group will purchase Offered Units, and no such purchases are reflected on the table below, they are permitted to do so. Our manager will have sole control over our affairs (subject to certain major decision rights), and therefore its executive officers and directors are fulfilling the functions our own executive officers and directors would fulfill, if we had any.

	Class A		Series B-1A		Series B-1B		Series B-2		Series B-3		Series B Total	
Name	Number of Units	Percent	Number of Units	Percent	Number of Units	Percent	Number of Units	Percent	Number of Units	Percent	Number of Units	Percent
W. Major Chance[1]			263.31	42.13%	168.69	26.99%	104.13	16.66%	625	25.00%	1161.13	23.22%
B. Renee Barnard[2]					12.06	1.93%	104.13	16.66%	625	25.00%	741.19	14.82%
D. Kevin Moriarty[3]			98.38	15.74%	29.19	4.67%	104.13	16.66%	625	25.00%	856.7	17.34%
Todd A. Shetter[4]							104.13	16.66%	625	25.00%	729.13	14.58%
All directors and executive officers as a group (4 persons)			361.69	57.87%	209.94	33.59%	416.5	66.64%	2500	100.00%	3488.15	69.96

(1) Mr. Chance will beneficially own the units set forth above as of the date of the closing of this offering and our reorganization under Declaration of Trust dated February 16, 1988, Trust No. 2, as amended and through interests owned by his trust in various other entities.

(2) Ms. Barnard will beneficially own the units set forth above as of the date of the closing of this offering and our reorganization transactions under the Barnard Living Trust dated April 13, 2000 and through interests owned by her trust in various other entities.

(3) Mr. Moriarty will beneficially own the units set forth above as of the date of the closing of this offering and our reorganization transactions under the Moriarty Cary Family Trust dated January 2, 1990, as amended and through interests owned by his trust in various other entities.

(4) Mr. Shetter will beneficially own the units set forth above as of the date of the closing of this offering and our reorganization transactions under the Todd A. Shetter and Kristine Shetter Trust dated October 1, 1999.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST

Management Agreement

RAC Bressi has entered into the management agreement, which is enclosed on CD-ROM with this Offering Circular as Appendix D1, with Health Care Group. Among other terms, the management agreement provides for a monthly management fee payable to Health Care Group equal to the greater of (a) $18,000 per month, or (b) 5.0% per month of the gross revenues from operations, and an initial term of ten years. Additionally, during the initial term, or any subsequent term, we may only terminate the management agreement for cause.

W. Major Chance beneficially owns 20% of the issued and outstanding stock of Health Care Group, and D. Kevin Moriarty owns 20% of the issued and outstanding stock of Health Care Group as trustee of his parents trust. Messrs. Chance and Moriarty, are each a member of the Board of Directors of Income Property Group, our manager, and are, Income Property Group's Chief Executive Officer and Chairman of the Board of Directors , in the case of Mr. Chance, and Vice President - Development, in the case of Mr. Moriarty. Because of these relationships, the management agreement was not negotiated on an arms-length basis and may not reflect market rates. Additionally, Messrs. Chance and Moriarty each have a material financial interest in Health Care Group and will benefit from the management fees paid by us.

Land Purchase and Subordinated Debt

On or about August 1, 2010, our prospective subsidiary Bressi Development purchased the land upon which ActivCare at Bressi Ranch is being developed, along with certain site permits for development, from Bressi Holding for $1,563,000 which it paid pursuant to the issuance of a subordinated promissory note in the principal amount of $1,563,000 payable 52.53% to Bressi Holding and 47.47% to HCG Lending. This subordinated promissory note is partially payable to HCG Lending because HCG Lending had funded certain pre-development costs for Bressi Holding and in payment of such debt, Bressi Holding made HCG Lending a party to the subordinate promissory note from Bressi Development paying for the cost of the land and developments as of August 1, 2010. The current holders of our subordinated loan are: (i) Bressi Holding, 52.53%, (ii) HCG Lending, 34.67%, (iii) W. Major Chance, Trustee under Declaration of Trust dated February 16, 1988, Trust No.2, as amended, or the Chance Trust, 6.4%, and (iv) D. Kevin Moriarty, Trustee under Declaration of Trust dated April 26, 1988, as amended, or the Moriarty Trust, 6.4%. D. Kevin Moriarty's parents are the beneficiaries of the Moriarty Trust. The Chance Trust and the Moriarty Trust purchased their interests in our subordinated loan for a combined $200,000 on September 1, 2010.

Neither the sale of the property nor the terms of the subordinated loan were negotiated on an arms-length basis. Therefore, the interest rate and other terms of the subordinated loan may not have been as favorable to Bressi Development had they purchased the land and paid off Bressi Holding's debt to HCG Lending using financing from an unaffiliated third party.

We intend to pay off the outstanding principal amount and accrued interest on our subordinated loan with a portion of the proceeds of this offering. While the exact amount required to payoff our subordinated loan will vary in accordance with the date of payoff because it is currently accruing interest as described below, as of the date of this Offering Circular it is estimated our subordinated loan would cost $1,663,293 to pay in full on September 30, 2011, our targeted date of repayment. *See "-Description of our Subordinated Loan."*

Description of our Subordinated Loan

Our subordinated loan was originally intended to be in existence for the period of time that the project is under construction as well as approximately three years afterward. The following description of our subordinated loan is of the full intended term of the loan, despite our intention to pay off the subordinated loan upon the closing of this offering.

As with our senior loan, our subordinated loan has two distinct periods of time associated with it: the construction period and the mini-perm period. On September 1, 2010 HCG Lending assigned a 12.8% interest in the subordinated loan, or 6.4% each, to the Chance Trust and the Moriarty Trust. We refer to the Chance Trust, the Moriarty Trust, Bressi Holding and HCG Lending collectively as our subordinated lender. Our subordinated lender is secured by a second deed of trust encumbering the land and improvements comprising ActivCare at Bressi Ranch.

Interest Rate. The interest rate on our subordinated loan during the construction period is equal to the greater of (a) 5.25% per year or (b) the prime rate reported by the Wall Street Journal plus 2.25%. The interest rate on our subordinated loan during the mini-perm period shall be equal to the greater of (a) 5.75% per year or (b) the interest rate on three-year United State Treasury Bonds plus 4.00%.

Loan Term. Our subordinated loan has a five-year term with one three-year extension period, which we have the option to exercise no later than 30 days prior to the maturity date but no earlier than 90 ninety days prior to the maturity date of the subordinated loan. The terms of the construction period runs from August 1, 2010 until the earlier of (a) August 1, 2012, and (b) the date on which we obtain a debt service coverage ratio of 1.25 to 1 or more. The term debt service coverage ratio is a ratio that compares our net income on a monthly basis to the monthly payments required under our subordinated loan. The term of our mini-perm period runs from the end of our construction period until August 1, 2015, subject to our extension right. We may elect to prepay our subordinated loan at any time in whole or in part, and there is no prepayment penalty or fee. During the construction period of our subordinated loan, we are not obligated to make any payments, and all accrued interest will be added to the principal amount of the subordinated loan, and during the mini-perm period of our subordinated loan, we will make payments of interest only, with the principal balance due on the maturity date.

Events of Default. Under the terms of the subordinated loan documents the following actions will constitute an event of default:

We fail to make a payment within three days after the due date or on the maturity date;

We fail to comply with the requirements of the subordinated loan documents and such failure continues for 30 days after notice from the lender;

There is a default under the senior loan;

We liquidate or dissolve;

There is a bankruptcy filing made against us and such filing is not released within 60 days of the date of filing; and

If we default on any other indebtedness owed to the subordinated lender.

Insurance. We must maintain fire insurance sufficient to cover any possible losses suffered by the subordinated lender.

In addition to the foregoing, we are obligated to comply with certain covenants and restrictions generally applicable to commercial junior mortgage loans.

Reorganization Transactions

Our reorganization transactions, including the reorganization agreement, the Class B membership interests, and the various rights, both economic and otherwise, associated with the same were not negotiated on an arms-length basis. Therefore, the value of the Class B membership interests to be received by the members of Bressi Development and the limited partners of RAC Bressi may exceed the fair market value of the respective membership and limited partnership interests being exchanged. Please *see* "**DESCRIPTION OF OFFERED SECURITIES – Distributions**" for a description of the economic rights associated with our Class B membership interests, please *see* "**DESCRIPTION OF OFFERED SECURITIES – Description of our Operating Agreement**" for a description of the other rights associated with our Class B membership interests, and please *see* "**CAPITALIZATION**" for the amounts and series of Class B membership interests our Class B members will receive upon the closing of the reorganization transactions.

Reduction of Exposure on Personal Guarantees

We intend to use approximately $1,232,000 of the net proceeds to increase the net worth of Bressi Development LLC. The desired effect of expanding the net worth of Bressi Development LLC is to reduce the exposure that Health Care Group, the Class B members and the other individual guarantors named below have as personal guarantors under the senior loan from Mutual of Omaha Bank. As a requirement to obtaining our senior loan, the following individuals and entities were required to personally guaranty our senior loan by our senior lender: Health Care Group, R.A.C. Bressi, LP, William M. Chance, an individual, William M. Chance, as Trustee under Trust Agreement dtd February 16, 1988, D. Kevin Moriarty, an individual, D. Kevin Moriarty, as Trustee under Trust Agreement dtd January 2, 1990, B. Renee Barnard, an individual, B. Renee Barnard, as Trustee of the Barnard Living Trust dtd April 13, 2000, Todd A. Shetter, an individual, Todd A. Shetter, as Trustee under Trust Agreement dtd October 1, 1999, Frank A. Virgadamo, an individual, Frank A. Virgadamo, as Trustee of the Virgadamo Family Trust dtd May 6, 1996, Karen L. McElliott, an individual, Jennifer M. Blake, as Trustee of Trust

B under the Ronald J. McElliott and Karen L. McElliott 1984 Family Trust, dtd August 4, 1984 *See* "**DESCRIPTION OF OUR BUSINESS – Construction and Construction Financing –** ***Description of our Senior Loan*** – *Guarantees*." All of these individuals and entities are related parties to us, and any use of the proceeds of this offering to reduce their exposure to their personal guarantees of our senior loan would benefit them.

Obligations to Other Entities

Conflicts of interest will occur with respect to the obligations of Income Property Group, our manager, Health Care Group, the manager of ActivCare at Bressi Ranch, and their respective principals, officers, directors and affiliates, to our company and similar obligations to other entities. Moreover, our company will not have independent management, as it will rely on our manager for all management decisions and it will rely on Health Care Group to run ActivCare at Bressi Ranch on a day-to-day basis. Our manager, and its principals, officers and directors are involved in many other real property developments, both within and without the assisted-living space, which may compete for the time and resources of our manager and its principals, officers and directors. Additionally Health Care Group, the manager of ActivCare at Bressi Ranch, manages nine other senior assisted living facilities, which may compete for its time and resources and those of its principals, officers, directors and affiliates. Therefore, Income Property Group, our manager, Health Care Group, the manager of ActivCare at Bressi Ranch, and their respective principals, officers, directors and affiliates will have conflicts of interest in allocating management time, services and functions among our company and other existing companies and businesses, as well as the various companies or business entities with which they are currently engaged and others that may be organized in the future.

Under our operating agreement, Income Property Group is obligated to devote as much time as our manager as it deems to be reasonably required for the proper management of our company and its assets. Our manager believes that it has the capacity to discharge its responsibilities to our company notwithstanding participation in other present and future investment programs and projects.

DESCRIPTION OF OFFERED SECURITIES

General

The Offered Units are Class A units of membership interests in our company. As preferred units, the Offered Units are entitled to a preference, as described below and elsewhere herein, in the distribution of both our operating cash flow and distributable net proceeds from capital transactions. **While Class A Members are entitled to a preferred return, it is merely a preference as to distributions and not a guaranteed return. The receipt of this preferred return is predicated on our company having sufficient cash flow, in the sole judgment of our manager, to make distributions. There is no guarantee that the Class A Members will receive any or all of their preferred return.**

The Offered Units are also participating units because owners of the Offered Units will continue to receive distributions from our operating cash flow and distributable net proceeds from capital transactions after having reached their preferred return threshold. Class A Members will have the right to consent, via majority vote of the Class A Members in the aggregate, to certain major decisions, and will also have the right to remove Income Property Group as our manager for "good cause" pursuant to a supermajority consent (75%).

Every purchaser of Offered Units will be required to become a member of our company and party to our company's operating agreement. Your executed subscription agreement will constitute your acceptance of the terms of our operating agreement and will act as your counterpart signature page to our operating agreement. *See* "–**Description of Our Operating Agreement**" below for a detailed summary of terms of our operating agreement. Our operating agreement is attached as Appendix B2 to this Offering Circular.

Distributions

Operating Cash Flow

We define "operating cash flow" as total cash revenues generated by our company, less expenses, including debt service, management fees and other operating expenses, and less any amounts set aside as reserves by our manager, in its sole discretion. We define "capital transactions" as any sale, disposition, financing, or refinancing of all, or substantially all of our assets, or the assets of any of our subsidiaries, including RAC Bressi and Bressi Development. "Distributable net proceeds from capital transactions" are the gross proceeds from capital transactions, less the expenses of any such transaction (including without limitation the payoff of any liens on assets disposed of), and less reserves retained by us, in the sole discretion of our manager, for our use.

Our manager, in its sole discretion, may determine from time to time that we have received sufficient operating cash flow to make a distribution. If such a distribution is made, then the cash distributed shall be distributed in the following order and manner:

(A) Prior to our Class A Members receipt of aggregate distributions, whether from operating cash flow or distributable net proceeds from capital transaction, resulting in at least a 12% internal rate of return on their aggregate capital contributions to us in respect of the Offered Units, distributions of operating cash flow shall be made as follows:

(i) First, to our Class A Members, in pro rata in accordance with their percentage ownership of the Offered Units in an amount equal to the greater of (a) 50% of the operating cash flow made available for distribution by our manager or (b) an amount such that the Class A Members, in the aggregate, have received an 8% cumulative, non-compounding return per annum on their capital contributions to us; and

(ii) Then, to the Class B Members, in the aggregate, in an amount equal to the remaining distributable operating cash flow after the distributions to our Class A Members as set forth (i) above, which amount shall be further subdivided and distributed as follows:

(1) The first $70,000, annually, (a) 55.03% to the Series B-1 Members, who shall further subdivide and split such distribution between the Series B-1A Member, 44.81% and the Series B-1B Members, 55.19%, pro rata in accordance with their percentage ownership of the Series B-1B membership interests, and (b)

44.97% to the Series B-2 Members, in accordance with their percentage ownership of the Series B-2 membership interests; and

(2) The remainder to the Series B-3 Members in accordance with their percentage ownership of the Series B-3 membership interests;

(B) Following our Class A Members receipt of aggregate distributions, whether from operating cash flow or distributable net proceeds from capital transactions, resulting in a 12% internal rate of return on their aggregate capital contributions for the Offered Units, distributions of operating cash flow shall be made 25% to the Class A Members, in accordance with their percentage ownership of the Offered Units, and 75% to the Class B Members, which distributions shall be further subdivided and distributed amongst the various series of Class B Members as follows:

(i) The first $70,000, annually, (a) 55.03% to the Series B-1 Members, who shall further subdivide and split such distribution between the Series B-1A Member, 44.81% and the Series B-1B Members, 55.19%, pro rata in accordance with their percentage ownership of the Series B-1B membership interests, and (b) 44.97% to the Series B-2 Members, in accordance with their percentage ownership of the Series B-2 membership interests; and

(ii) The remainder to the Series B-3 Members in accordance with their percentage ownership of the Series B-3 membership interests.

Proceeds from Capital Transactions

Distributable net proceeds from capital transactions shall be distributed as follows:

(A) First to the Class A Members, in accordance with their percentage ownership of the Offered Units, until they have receive aggregate distributions from the net proceeds of capital transactions equal to their capital contributions to us;

(B) Second, to the Class A Members, in accordance with their percentage ownership of the Offered Units, until they have received aggregate distributions, whether from operating cash flow or distributable net proceeds from capital transaction, resulting in at least a 12% internal rate of return on their aggregate capital contributions to us;

(C) Third, following our Class A Members receipt of aggregate distributions, whether from operating cash flow or distributable net proceeds from capital transactions, resulting in a 12% IRR on their aggregate capital contributions for the Offered Units, distributions of distributable net proceeds from capital transactions shall be made 25% to the Class A Members, in accordance with their Percentage Interests in the Company's Class A Membership Interests, and 75% to the Class B Members, which distributions shall be further subdivided and distributed amongst the various series of Class B Members as follows:

(i) First, to the Series B-1 and Series B-2 Members, collectively, until they have received, in the aggregate, distributions from the net proceeds of capital transactions equaling $577,896, which distributions shall be further subdivided and distributed as follows:

(1) 55.03% to the Series B-1 Members, of which 44.81% to the Series B-1A Member and 55.91% to the Series B-1B Members, in accordance with their percentage ownership of the Series B-1B membership interests;

(2) 44.97% to the Series B-2 Members, in accordance with their percentage ownership of the Series B-2 membership interests;

(ii) Second, to the Series B-1and Series B-2 Members until they have collectively received distributions, whether from operating cash flow or distributable net proceeds from capital transactions, resulting in a 12% internal rate of return on Five Hundred Seventy-Seven Eight Hundred Ninety Six Dollars ($577,896), calculated from the date of the closing of this offering, which distributions shall be further subdivided and distributed, as follows:

(1) 55.03% to the Series B-1 Members, of which 44.81% to the Series B-1A Member and 55.91% to the Series B-1B Members, in accordance with their percentage ownership of the Series B-1B membership interests;

(2) 44.97% to the Series B-2 Members, in accordance with their percentage ownership of the Series B-2 membership interests;

(D) Fifth, the remainder to the Series B-3 Members, in accordance with their percentage ownership of the Series B-3 membership interest.

Liquidating Distributions

Upon the dissolution of our company, our manager will convert all of our property to cash, determine the final capital accounts of our members in accordance with the allocation provisions of our operating agreement, and then make the following distributions:

(A) all of our company's assets as necessary to satisfy all liabilities to creditors of our company (whether by payment or making reasonable provision for payment);

(B) all of our company's assets as necessary to satisfy all liabilities to creditors of our company who are members (whether by payment or the making of reasonable provision for payment); and

(C) pay and distribute the remainder of our company's assets among all the members in accordance with their capital accounts, as calculated after the application of the allocation provisions of our operating agreement such that the liquidating distributions are made in accordance with all the members' economic expectations pursuant to our provision for the distribution of operating cash flow and distributable net proceeds from capital transactions.

Restrictions on Transfer

Our Offered Units are subject to certain restrictions on transfer set forth in our operating agreement. Should a Class A Member desire to transfer his Offered Units, he must first give notice to our manager of his intent to do so, which notice includes the number of Offered Units proposed to be transferred and the identity of the proposed transferee (including the name and address of the proposed transferee). Our manager must then approve the transfer of the Offered Units, provided, that, our manager may not withhold its approval unless, in the opinion of the manager or its counsel, the proposed transfer of Offered Units would (i) violate any federal or state securities law, (ii) cause us to be treated as a "publicly traded partnership" by the IRS, or (iii) cause our assets to be considered "plan assets" as such term is defined in ERISA. *See* "**MATERIAL FEDERAL INCOME TAX CONSEQUENCES – Classification as a Partnership**" and "**ERISA CONSIDERATIONS.**"

Description of Our Operating Agreement

The following summary describes material provisions of our operating agreement, but it is not a complete description of our operating agreement, a copy of our operating agreement is enclosed with this Offering Circular as Appendix B2.

Purpose

The purposes of our company are to (i) acquire, finance and otherwise dispose of membership interests in Bressi Development and limited partnership interests in RAC Bressi, (ii) operate the businesses for which those entities were established, to the extent we have management rights over Bressi Development or RAC Bressi, and (iii) engage in any other activities permitted under the Beverly-Killea Limited Liability Company Act, Cal. Corp. Code Section 17000, *et seq.*, as amended.

Management

Subject to our members rights to vote to consent to certain transactions as described below, the business and affairs of our company will be managed by, and all powers shall be exercised by our manager. Income Property Group is our initial manager. Unless our manager resigns or is removed, our members have no right to elect a new manager. Our manager may only be removed for "good cause" by the vote of either (i) members owning in excess of 75% of our aggregate outstanding membership interest or (ii) Class A Members owning in excess of 75% of our aggregate outstanding Offered Units. We define "good cause" as willful misfeasance, bad faith, gross negligence or reckless disregard by our manager in the performance of its duties, our manager's criminal conviction under federal or state securities law, or any other criminal wrong-doing of our manager.

Our manager, and any of its affiliates, officers and directors, will be indemnified by us and held harmless from liability to us or any member for any action or inaction as long as (i) such person determined, in good faith, that such action or inaction was in, or not opposed to, our best interests and (ii) such action or inaction did not constitute fraud, willful misconduct or gross negligence.

Our manager is required by our operating agreement to use its commercially reasonable efforts to carry out the objectives of our company, and to devote, and cause its affiliates to devote, such amounts of their time, skill and attention during normal business hours that our manager may deem necessary. However, our operating agreement does not prevent our manager or any of its affiliates, officers, directors, members, employees or trustees from engaging in other business activities, in which our company will have no right to participate.

We will reimburse our manager for all direct costs, fees and expenses incurred by our manager in connection with its management and operation of us. We will not reimburse our manager for such items as salaries and benefits of its employees, office space, or general overhead expenses.

Members' Voting Rights

The members as a whole, and the Class A Members as a group, will have the rights to consent to the transactions described above in "**MANAGEMENT – Major Decision Rights**." In addition, our members may remove our manager for "good cause" (as defined above) by the vote of either (i) members owning in excess of 75% of our aggregate outstanding membership interest or (ii) Class A Members owning in excess of 75% of our aggregate outstanding Offered Units. In the event our manager is removed or resigns, a new manager may be elected by the members owning a majority of our aggregate outstanding membership interests.

Capital Contributions and Accounts

Capital Contributions

Our members capital contributions, number and class of units of membership interest held, and percentage interest in our company (by class and in total) will be reflected on Exhibit A to our operating agreement. If you purchase Offered Units in this offering, you will make a cash capital contribution of $1,000 per Offered Unit purchased and you will become a Class A Member of our company. Our Class B Members will contribute their interests in Bressi Development and RAC Bressi for Class B units concurrently with the closing of the purchase of Offered Units in this offering.

Capital Accounts

Each member's capital account will be maintained consistently with Section 1.704-1(b) of the regulations promulgated by the Department of the Treasury under the Code, or the regulations, and will be interpreted and applied in a manner consistent with such regulations.

Allocations

The allocation provisions in our operating agreement are designed to meet the alternative test for economic effect and contain a qualified income offset. This structure attempts to prevent any member from having a negative (debit) balance in his adjusted capital account (as defined in our operating agreement) and may result in the allocation of income to a Member under a qualified income offset. Besides these allocation and other allocations for proper maintenance of capital accounts, the allocation of profits and losses in our operating agreement are designed to target the distributions contemplated for the members in their priorities.

Distributions

For a detailed description of the distribution provisions contained in our operating agreement, *see* "-**Distributions**" above.

Restrictions on Transfer

For a detailed description of the restrictions on the transfer of our membership interests contained in our operating agreement, *see* "**- Restrictions on Transfer**" above.

Amendment

Our operating agreement may be amended only upon the [affirmative vote of the Class A Members holding a majority of the outstanding Offered Units and the affirmative vote of the Class B Members holding a majority of the outstanding Class B Units, collectively.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

THIS SECTION DISCUSSES THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES FOR AN INDIVIDUAL INVESTOR WHO IS A U.S. CITIZEN OR RESIDENT. THIS SUMMARY IS NOT EXHAUSTIVE OF ALL POSSIBLE TAX CONSIDERATIONS AND IS NOT TAX ADVICE. MOREOVER, THIS SUMMARY DOES NOT DEAL WITH ALL TAX MATTERS THAT MAY BE RELEVANT TO YOU, AS A PARTICULAR PROSPECTIVE INVESTOR, IN LIGHT OF YOUR PERSONAL CIRCUMSTANCES. THE TAX CONSEQUENCES OF INVESTING IN THE OFFERED UNITS WILL NOT BE THE SAME FOR ALL INVESTORS. A CAREFUL ANALYSIS OF YOUR PARTICULAR TAX SITUATION IS REQUIRED TO EVALUATE THIS INVESTMENT PROPERLY. THEREFORE, WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR.

CIRCULAR 230 DISCLAIMER. THE ADVICE CONTAINED IN THIS OFFERING CIRCULAR IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY YOU, TO AVOID PENALTIES AND IS WRITTEN TO SUPPORT THE MARKETING OF THE SHARES. YOU SHOULD SEEK ADVICE REGARDING THE TAX IMPLICATIONS OF AN INVESTMENT IN OUR OFFERED UNITS FROM AN INDEPENDENT ADVISOR. (THE FOREGOING LEGEND HAS BEEN AFFIXED PURSUANT TO U.S. TREASURY REGULATIONS GOVERNING TAX PRACTICE.)

The discussion contained herein is based upon the Internal Revenue Code of 1986, or the Code, as amended, rules and regulations published thereunder and published rulings and court decisions, as each exists on the date of this Offering Circular. The discussion could be significantly affected by statutory, regulatory or interpretive changes, including changes in the ruling policy of the Internal Revenue Service, or the IRS, or by future court decisions. Any of these changes may or may not be retroactively applied to transactions entered into or completed prior to the change. This discussion necessarily condenses or eliminates details that might adversely affect some prospective investors significantly as a consequence of specific factual circumstances affecting the investor.

Tax treatment for other investors–such as trusts, corporations, tax-exempt organizations and employee benefit plans –are likely to differ significantly from the principal tax consequences outlined in this section. Those other investors should consult with their tax advisors. *See* "**–Investment by Employee Benefit Plans and Other Tax-Exempt Organizations**." State and local tax consequences may differ from the federal income tax consequences described below. *See* "**–State and Local Taxes**."

Classification as a Partnership

In order to be classified as a partnership for federal income tax purposes, our company must not be classified as a corporation under the Code or elect to be classified as a corporation under the Code. Our company is organized as a California limited liability company and intends to be classified as a partnership for federal income tax purposes. Under the applicable Treasury Regulations known as the Check-the-Box-Regulations, an unincorporated entity, such as a limited liability company, with at least two members may elect to be classified either as an association taxable as a corporation or a partnership. If such entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. As stated above, we intend to be classified as a partnership for federal income tax purposes and will not elect to be treated as an association taxable as a corporation under the Check-the-Box-Regulations.

If our company is treated as a partnership for federal income tax purposes, each member of our company, including the Class A Members, will be required to include in income his or her distributive share of our income, gain, loss, deductions or credits without regard to whether he or she has received or will receive a distribution from us. See "**-Federal Income Taxation of Members.**" If for any reason we are treated as a corporation, rather than a partnership, for federal income tax purposes, then we would be required to pay federal income tax at the corporate tax rates on our taxable income, thereby reducing the amount of cash available for distribution to our members. Consequently, items of income, gain, loss, deductions or credits of us would not pass through to each of our members. In addition, each member would be treated as a stockholder for federal income tax purposes and any distribution by us to the members would be taxable to them as dividends, to the extent of current and accumulated earnings and profits, or treated as gain from the sale of their membership interests, to the extent such distributions exceed both current and accumulated earnings and profits of our company and each member's respective basis in their membership interests.

Code Section 7704 provides that a "publicly traded partnership" may be treated as a corporation for federal income tax purposes. A publicly traded partnership is one in which the interests in the partnership are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. An established securities market includes a securities exchange, as well as a regular over-the-counter market. Treasury Regulations under Code Section 7704, known as the PTP Regulations, state that interests in a partnership are readily tradable on a secondary market or the substantial equivalent thereof if (1) interests in the entity are regularly quoted by any person making a market in the interests; (2) any person regularly makes available to the public bid or offer quotes and stands ready to effect buy or sell transactions at the quoted prices for itself or on behalf of others; (3) the holder of the interest has a readily available, regular and ongoing opportunity to sell the interest through a public means of obtaining or providing information; or (4) prospective buyers and sellers otherwise have the opportunity to buy, sell or exchange interests in the partnership in a time frame and with the regularity and continuity that is comparable to the foregoing. Further, in order to be a publicly traded partnership, the partnership must participate in the market or recognize the transfers made on the market. A partnership will be considered as participating in public trading where trading in its interests is in fact taking place and the partnership's governing documents impose no limitation on the holders' ability to readily transfer their interests. A partnership's right to refuse to recognize transfers is not a limitation unless the right is actually exercised.

The PTP Regulations provide several safe-harbors which a partnership may use in order to avoid its interests being considered as readily tradable on a secondary market or the substantial equivalent thereof. One of the safe-harbors which is available is the so-called "2.0% safe-harbor," which provides that interests in a partnership are not readily tradable on a secondary market or the substantial equivalent thereof if the sum of the percentage interests in partnership capital or profits that are sold or otherwise transferred during a tax year does not exceed 2.0% of the total interests in capital or profits. Another safe-harbor applies to transfers through a "qualified matching service" that do not exceed 10.0% of the total interests in capital and profits, reduced in certain cases by the percentage transferred outside the qualified matching service. The PTP Regulations impose significant limitations on qualified matching services including the requirements that a sale cannot be closed any sooner than 45 days after the interest was first listed for sale and that interest may not be listed for more than 120 days before being delisted for a period of at least 60 days.

Whether the Offered Units will become readily tradable on a secondary market or the substantial equivalent thereof cannot be predicted with certainty. While we do not anticipate a secondary market developing for the Offered Units, we have no control over an independent third person establishing a secondary market in the our Offered Units. However, our operating agreement requires that a member obtain the consent of our manager prior to any transfer of his or her membership interest. Our manager intends to exercise its discretion by withholding its consent to transfers that do not fall within the parameters of any safe harbor. If we comply with the safe-harbor provisions of the PTP Regulations, we should not be considered a publicly traded partnership

In the event we do not qualify, or fail to continue to qualify, for one of the limited safe-harbors under the PTP Regulations then our company will be considered a publicly traded partnership for federal income tax purposes. If the our company is considered a publicly traded partnership for federal income tax purposes, we will be treated as a corporation for federal income tax purposes unless at least 90% of our gross income for each taxable year consists of "qualifying income." Qualifying income includes interest, dividends, real property rents, gain from the disposition of real property and income and gains from certain mineral and natural resource mining and production. Because we will primarily be engaged in developing, owning, operating and selling ActivCare at Bressi Ranch, whose revenues are derived from rents paid for housing at the facility, we believe that we will satisfy the "qualifying income" test set forth above and therefore will be taxed as a partnership for federal income tax purposes. Additionally, we will try to operate our company so that at least 90% of our income will qualify as rent from real property (and not personal property), interest and the sale of real property. However, it is possible that we may not meet the 90% "qualifying income" test and may be taxed as a corporation under the provisions governing publicly traded partnerships.

If our company is considered a publicly traded partnership but not taxed for federal income tax purposes as a corporation due to our satisfying the "qualifying income" test set forth above, then our company and its members will be subject to additional federal income tax rules. Specifically, the net income from publicly traded partnerships that are not taxed as corporations will not be treated as passive income for purposes of the passive loss rules. Therefore, each of our members may not offset his share of the net income from us against his net losses from any other publicly traded partnership and/or his net losses from passive activities. Additionally, each member's share of the net losses of from us may not offset his other income but are instead suspended and carried forward. Our net losses if any, can be applied against our net income in the next tax year (or the next succeeding tax year in which the member has net income us). Upon a complete disposition (within the meaning of the passive loss rules) of a member's entire membership interest in us, any remaining suspended losses are allowed.

If we do not qualify, or fail to continue to qualify, for one of the limited safe-harbors under the PTP Regulations or the "qualifying income" test, then our company will be characterized as a publicly traded partnership and treated as a corporation for federal income tax purposes. If we were treated for federal income tax purposes as a corporation in any year, (i) we would be required to pay federal income taxes upon its taxable income; (ii) state and local income taxes could be imposed on us; (iii) our losses would not be reportable by the members on their personal income tax returns; (iv) any distributions would be taxable to a member as (a) ordinary income to the extent of current or accumulated earnings and profits, and (b) gain from the sale of a member's membership interest to the extent any distribution exceeded the earnings and profits and the tax basis of the membership interest; and (v) distributions would be classified as portfolio income which would not be available to offset passive activity losses. *See* "**–Limitation on Losses and Credits from Passive Activities.**" Also, a change in status from a partnership to a corporation could result in taxable income to each member. The amount of taxable income would equal his share of our liabilities over the adjusted basis of his shares. Any of the foregoing would substantially reduce the effective yield on an investment in our Offered Units.

We have not requested, and do not intend to request, a ruling from the IRS that we will be treated as a partnership for federal income tax purposes. We believe, however, that we should be treated for federal income tax purposes as a partnership and not as an association taxable as a corporation, or as a publicly traded partnership taxable as a corporation. We can offer no assurance that the IRS will not challenge the status of our company as a partnership for federal income tax purposes. If such a challenge were sustained by a court, we would be treated as a corporation for federal income tax purposes.

The following discussion is based upon the assumption that we will be classified as a partnership for federal income tax purposes.

Partnership Allocations

In general, a partner's distributive share of partnership income, gain, deduction or loss will be determined in accordance with the partnership agreement. However, if the allocations do not have substantial economic effect, the partner's distributive share will be determined in accordance with the partners' interests in the partnership. Therefore, a member's share of any item of our income, gain, loss, deductions, or credits is determined by our operating agreement unless the allocations do not have substantial economic effect. *See* "**DESCRIPTION OF THE SECURITIES OFFERED – Description of our Operating Agreement –** ***Allocations.***"

An allocation has economic effect under the Treasury Regulations if: (i) each partner's share of partnership items is reflected by an increase or decrease in the partner's capital account; (ii) liquidation proceeds are distributed in accordance with capital account balances; and (iii) any partner with a capital account deficit following the distribution of liquidation proceeds is required to restore such deficit. Even if a partner is not required to restore a deficit in his capital account, the allocations will still have economic effect if the partnership agreement contains a qualified income offset provision. A qualified income offset provision requires allocation of income or gain to a partner when a partner unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4)-(16) in an amount and manner sufficient to eliminate such deficit balance as quickly as possible.

The economic effect of a partnership's allocations also must be "substantial." Under Section 1.704-1(b)(2)(iii) of the Treasury Regulations, the economic effect of an allocation is substantial if there is a reasonable possibility that the allocation will affect substantially the dollar amounts to be received by the partners from the partnership, independent of tax consequences. Notwithstanding the foregoing, the economic effect is not substantial if, at the time that the allocation becomes part of the partnership agreement, (i) the after-tax economic consequences of at least one partner may, in present value terms, be enhanced compared to such consequences if the allocation were not contained in the partnership agreement, and (ii) there is a strong likelihood that the after-tax economic consequences of no partner will, in present value terms, be substantially diminished compared to such consequences if the allocations were not contained in the partnership agreement. The Treasury Regulations include a presumption that the book value of depreciable partnership property is presumed to be its fair market value, and adjustments to book value will be presumed to be matched by corresponding changes in fair market value.

It cannot be determined whether the economic effect of the allocations in our operating agreement is substantial because the individual tax situations of purchasers of the Offered Units are unknown; however, because the allocations do not vary from year to year or member to member, we believe that the allocations will be deemed to be substantial. However, no assurance can be given that the IRS will not disagree. If the IRS were successful in challenging our allocations, each member' share of tax loss could decrease or their share of taxable income could increase.

Federal Taxation of Our Members

As long as our company is treated as a partnership for federal income tax purposes, it will not be subject to any federal income taxes. Nonetheless, we will file federal partnership information tax returns for each calendar year.

Each member will be required to report on his own federal income tax return his share of our company's items of income, gain, loss, deduction or credit. A member will be subject to tax on his distributive share of our income whether or not any distribution is made to him.

Initially, a Class A Member's tax basis for his Offered Units will be equal to the price paid for the Offered Units. Each member will increase the tax basis for his Offered Units by (i) his allocable share of our taxable income, and (ii) any increase in his share of our liabilities, and will decrease the tax basis for his Offered Units by:

- his allocable share of our tax loss;
- the amount of any distributions; and
- any reduction in his share of our liabilities.

If the amount of a cash distribution to a member for any year exceeds the member's share of our taxable income for the year, the excess will constitute a return of capital. A return of capital will be applied first to reduce the tax basis of a Class A Member's Offered Units. Any amounts in excess of the tax basis generally will be taxable as a gain from the sale of a capital asset if the Offered Units are held by a Class A Member as a capital asset.

THE TAXATION OF MEMBERS OF A LIMITED LIABILITY COMPANY IS HIGHLY COMPLEX AND DEPENDENT ON EACH INDIVIDUAL MEMBERS TAX SITUATION. EACH PROSPECTIVE INVESTOR MUST CONSULT ITS OWN TAX ADVISER CONCERNING HIS OR HER OWN FEDERAL INCOME TAX SITUATION AND THE TAX CONSEQUENCES OF AN INVESTMENT IN US.

Partnership Distributions

Due to potential timing differences between income recognition for federal income tax purposes and actual cash distributions, it is possible that a member may incur federal income tax liabilities in excess of actual cash distributions made prior to the date that the liability arises or that the tax is due. To the extent cash is available, the we intend to make distributions to the members (except to the extent such distributions would constitute a violation of the Beverly-Killea Limited Liability Company Act or other applicable law), and in an amount that is deemed by our manager to be sufficient, to allow the timely payment of the combined estimated federal and state income taxes of the members attributable to allocations of our income, gain, loss, and deduction to the members.

Limitation on Losses and Credits from Passive Activities

Code Section 469 limits the amount of losses that individuals and certain other taxpayers may claim from an activity in which the taxpayer does not materially participate. Under this limitation, net losses from a passive activity may only be deducted against net income from passive activities. Passive activity losses may not be used to offset compensation income or other forms of active income. Also, passive activity losses may not be used to offset interest, dividends and other forms of portfolio income. On the other hand, passive activity income may be offset by passive losses from other rental activities or activities in which such taxpayer also does not materially participate. Additionally, in the event we are characterized as a publicly traded partnership taxable as a partnership pursuant to the "qualifying income" test described above, the passive loss rules will be subject to the modification. *See* "-**Classification as a Partnership**."

Most members should only be able to deduct their share of our passive activity losses to the extent they have passive income from other sources. Any excess passive activity losses should be suspended and carried forward indefinitely. Suspended passive activity losses may be used to offset passive activity income in future years. Suspended passive activity losses also may be claimed in full against all types of income if a member disposes of his entire interest in the activity in a fully taxable transaction to an unrelated person.

We may have portfolio income to the extent that we receive interest income earned from the investment of our working capital or other investment by us. Portfolio income is not considered as income from a passive activity. Therefore, members may be required to recognize taxable portfolio income and pay tax thereon in years in which they also are allocated passive losses which cannot be used by them.

Sale or Other Disposition of Our Property

Generally, any gain realized by our company on the sale of property held for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain recognized by us upon the disposition of a property acquired by us for cash will be allocated among the members in accordance with the allocation provisions of our operating agreement.

Each member's allocable share of any gain realized by us on the sale of any property held by us as inventory or other property held primarily for sale to customers in the ordinary course of our trade or business will be treated as ordinary income. We do not currently intend to acquire or hold or allow any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our trade or business.

Transfers of Offered Units

In general, gain or loss is recognized on the sale or exchange of the Offered Units based on the difference between (i) the amount realized, which includes cash, the fair market value of other property received and the member's share of our liabilities, if any, with respect to the Offered Unit(s) transferred and (ii) the transferor's tax basis in the Offered Unit(s) transferred. The gain or loss recognized on a sale or exchange of Offered Units will generally be taxable as capital gain or loss, except that the gain may be characterized as unrecaptured Section 1250 gain or as ordinary income to the extent attributable to the transferring member's allocable share of certain ordinary income assets of our company. For tax years ending prior to 2013, with respect to individuals, gain that is taxable as long-term capital gain, and not subject to special rates, will generally be subject to a reduced maximum rate of fifteen percent (15%) for federal income tax purposes pursuant to the Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010. In 2013, the reduced maximum rate will sunset without Congressional intervention and the capital gains rates on long-term capital rates not subject to special rates will increase to a maximum rate of twenty percent (20%) for federal income tax purposes with respect to individuals. Unrecaptured Section 1250 allocated to an individual will not be affected by the sunset provision discussed above and will be subject to a rate of twenty-five (25%) for federal income tax purposes absent Congressional action.

Our manager will allocate, in conformity with our operating agreement and relevant federal income tax rules, our items of income, gain, loss, deduction, and credit for the tax year of a transfer between the transferor and transferee. Members considering transfers are urged to consult their own tax advisors regarding the federal income tax consequences of such transfer.

Liquidation of our Company

Our operating agreement provides that our assets will be sold upon our liquidation. The sale proceeds will be distributed pursuant to the terms of our operating agreement. Each member will realize his share of the gain or loss on the sale of our assets. In addition, each member will recognize gain or loss measured by the difference between the cash he receives in liquidation and the adjusted tax basis of his membership interest. The cash a member receives will include the cash constructively received as a result of relief of liabilities. Gain or loss recognized generally will constitute capital gain or loss. However, gain attributable to any property held by our company as inventory or other property held primarily for sale to customers in the ordinary course of our trade or business will be treated as ordinary income.

Investment by Employee Benefit Plans and Other Tax-Exempt Organizations; UBTI

Employee benefit plans, such as qualified pension and profit sharing plans, Keogh plans and IRAs are generally exempt from federal income tax. However, the amount of any unrelated business taxable income, or UBTI, less directly connected allowable deductions, that exceeds a specific deduction of $1,000 in any taxable year is subject to an unrelated business tax. Other charitable and tax-exempt organizations in addition to those listed above may also be subject to tax. UBTI includes gross income derived from a business not substantially related to the purpose which forms the basis for the entity's tax-exempt status, less the deductions allowed which are directly connected with the carrying on of the business. UBTI generally excludes dividends, interest and gains from the sale of property and all deductions directly connected with that income unless they are derived from debt-financed property. Our company will be engaged primarily in the business of developing, owning, operating and selling ActivCare at Bressi Ranch and any taxable income from such activities will constitute UBTI regardless of whether the facility is debt-financed.

We anticipate that a portion of the gain from the sale of ActivCare at Bressi Ranch also will be included in the unrelated business taxable income of a tax-exempt entity because we believe ActivCare at Bressi Ranch qualifies as a debt-financed property. Debt-financed property is defined as any property which is held to produce income and with respect to which there is acquisition indebtedness at any time during the taxable year. Acquisition indebtedness is defined as the unpaid amount of (i) indebtedness incurred by the organization in acquiring the property, (ii) indebtedness incurred before the acquisition of the property if the indebtedness would not have been incurred but for the acquisition, and (iii) indebtedness incurred after the acquisition of the property if the indebtedness would not have been incurred but for the acquisition and the incurrence of indebtedness was reasonably foreseeable at the time of the acquisition. A tax-exempt entity will be required to include as UBTI an amount that is equal to its share of the total gross income from the property multiplied by the average acquisition indebtedness associated with the property for the taxable year and divided by the average acquisition indebtedness associated with the property for the taxable year divided by the average adjusted basis for the property for the taxable year. Accordingly, prospective investors that are tax-exempt entities should consult their tax advisors concerning the possible federal, state and local income and other tax consequences resulting from an investment in us.

Notwithstanding the preceding, a charitable remainder trust that recognizes UBTI will be subject to an excise tax equal to 100% of that income. Any tax due should be paid directly from the tax-exempt entity. Payment of the tax by the beneficiary could have other adverse tax consequences.

ALL TAX-EXEMPT ENTITIES ARE URGED TO OBTAIN THE ADVICE OF A QUALIFIED TAX ADVISOR ON THE EFFECT OF AN INVESTMENT IN THE OFFERED UNITS.

Tax Returns

We will file an information return on IRS Form 1065 and will provide information on Schedule K-1 to each member following the close of our tax year.

Audit of Tax Returns

The IRS could audit our tax information returns. Any audit could result in the audit of a member's tax return. An audit of a member's return could result in adjustments to items related to our company as well as items not related to us.

The Code treats a partnership as a separate entity for purposes of audit, settlement and judicial review. Thus, the IRS may audit and make a single determination of the propriety of a partnership's treatment of partnership tax items at the partnership level. In general, a partnership's tax matters partner represents the partnership and its partners in the event of an audit of the partnership's tax returns. Our manager is our tax matters partner. All partners are nevertheless entitled to participate in an audit and each partner may enter into a settlement agreement on his own behalf with the IRS.

If the IRS proposes any adjustments to the tax returns filed by us or a member, substantial legal and accounting expenses and deficiency interest and penalties may be incurred. We will not bear any expense that may be incurred by a member in connection with the adjustments or audit of the member's returns.

Our manager has the authority to conduct, on our behalf and on behalf of our members, all examinations by tax authorities relating to our company at the our expense. A tax controversy could result in substantial legal and accounting expenses being charged to us, even if the outcome is favorable.

ERISA CONSIDERATIONS

General

The following section sets forth certain consequences under ERISA and the Code, which a fiduciary of an "employee benefit plan" as defined in, and subject to the fiduciary responsibility provisions of, ERISA or of a "plan" as defined in and subject to Section 4975 of the Code who has investment discretion should consider before deciding to invest the plan's assets in us (such "employee benefit plans" and "plans" being referred to herein as "Benefit Plans," and such fiduciaries with investment discretion being referred to herein as "Plan Fiduciaries"). The following summary is not intended to be complete, but only to address certain questions under ERISA and the Code which are likely to be raised by the Plan Fiduciary's own counsel.

In general, the terms "employee benefit plan" as defined in ERISA and "plan" as defined in Section 4975 of the Code together refer to any plan or account of various types that provides retirement benefits or welfare benefits to an individual or to an employer's employees and their beneficiaries. Such plans and accounts include, but are not limited to, corporate pension and profit sharing plans, "simplified employee pension plans", Keogh plans for self-employed individuals (including members), individual retirement accounts described in Section 408 of the Code and medical benefit plans.

Each Plan Fiduciary must give appropriate consideration to the facts and circumstances that are relevant to an investment in us, including the role an investment in us plays in the Benefit Plan's investment portfolio. Each Plan Fiduciary, before deciding to invest in us, must be satisfied that investment in us is a prudent investment for the Benefit Plan, that the investments of the Benefit Plan, including the investment in us, are diversified so as to minimize the risks of large losses and that an investment in us complies with the documents of the Benefit Plan and related trust.

EACH PLAN FIDUCIARY CONSIDERING ACQUIRING OFFERED UNITS MUST CONSULT ITS OWN LEGAL AND TAX ADVISERS BEFORE DOING SO.

Restrictions on Investments by Benefit Plan Investors

ERISA and a regulation issued thereunder contain rules for determining when an investment by a Benefit Plan in a partnership will result in the underlying assets of the partnership being assets of the Benefit Plan for purposes of ERISA and Section 4975 of the Code (i.e., "plan assets"). Those rules provide that assets of a partnership will not be plan assets of a Benefit Plan which purchases an interest therein if the investment by all "benefit plan investors" is not "significant" or certain other exceptions apply. The term "benefit plan investors" includes all Plans (i.e., all "employee benefit plans" as defined in and subject to the fiduciary responsibility provisions or ERISA and all "plans" as defined in and subject to Section 4975 of the Code), and all entities that hold "plan assets" (each a "Plan Assets Entity") due to investments made in such entities by already described benefit plan investors. ERISA provides that a Benefit Plan is considered to hold plan assets only to the extent of the percentage of the Benefit Plan's equity interests held by benefit plan investors. In addition, all or a portion of an investment made by an insurance company using assets from its general account may be treated as a benefit plan investor. Investments by Benefit Plan Investors will be deemed not significant if benefit plan investors own, in the aggregate, less than 25% of the total value of each class of equity interests of the partnership (determined by not including the investments of persons with discretionary authority or control over the assets of such partnership, of any person who provides investment advice for a fee (direct or indirect) with respect to such assets, and affiliates of such persons; provided, however that under no circumstances are investments by benefit plan investors excluded from such calculation).

In order to avoid causing our assets to be "plan assets," our manager intends to restrict the aggregate investment by benefit plan investors to under 25% of the total value of each class of membership interests in us, as of any given time (not including the investments of any person who provides investment advice for a fee (direct or indirect) with respect to our assets, and any entity (other than a benefit plan investor) that is directly or indirectly through one or more intermediaries controlling, controlled by or under common control with any of such entities (including a company or other entity for which our manager is the managing member, general partner, investment advisor or provides investment advice), and each of the principals, officers and employees of any of the foregoing entities who has the power to exercise a controlling influence over the management or policies of such entity or of our company). Furthermore, because the 25% test is ongoing, additional investments by benefit plan investors may be restricted.

Ineligible Purchasers

In general, Offered Units may not be purchased with the assets of a Benefit Plan if our manager, any broker-dealer, any of their respective affiliates or any of their respective employees either: (a) has investment discretion with respect to the investment of such plan assets; (b) has authority or responsibility to give or regularly gives investment advice with respect to such plan assets, for a fee, and pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions with respect to such plan assets and that such advice will be based on the particular investment needs of the Benefit Plan; or (c) is an employer maintaining or contributing to such Benefit Plan. A party that is described in clause (a) or (b) of the preceding sentence is a fiduciary under ERISA and the Code with respect to the Benefit Plan, and any such purchase might result in a "prohibited transaction" under ERISA and the Code.

Except as otherwise set forth, the foregoing statements regarding the consequences under ERISA and the Code of an investment in us are based on the provisions of the Code and ERISA as currently in effect, and the existing administrative and judicial interpretations thereunder. No assurance can be given that administrative, judicial, or legislative changes will not occur that may make the foregoing statements incorrect or incomplete.

ACCEPTANCE OF SUBSCRIPTIONS ON BEHALF OF PLANS IS IN NO RESPECT A REPRESENTATION BY OUR MANAGER OR ANY OTHER PARTY RELATED TO US THAT THIS INVESTMENT MEETS THE RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN OR THAT THIS INVESTMENT IS APPROPRIATE FOR ANY PARTICULAR PLAN. THE PERSON WITH INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF AN INVESTMENT IN US IN LIGHT OF THE CIRCUMSTANCES OF THE PARTICULAR PLAN.

REPORTS

We will furnish the following reports, statements, and tax information to each Class A Member:

No Membership Certificates. We will not issue membership certificates representing Offered Units purchased in this offering to the Class A Members. The number of Offered Units held by each Class A Member, and each Class A Member's percentage of the aggregate outstanding Offered Units, will be maintained by us as an exhibit to our operating agreement.

Notification of Closing. We will notify all investors whose subscriptions have been accepted for the purchase of the Offered Units of the closing of this offering and the release of the proceeds therefrom from escrow either (a) via email within 24-hours of the closing if you have provided us with an email address, which email will be followed by notification via United States mail or (b) via United States mail within five (5) business days if you did not provide an email address to us in your completed subscription agreement.

Operating Agreement. Within thirty (30) days of the closing of this offering and the release of its proceeds to us, we will transmit to each purchaser of Offered Units, via United States mail or other carrier, an executed copy of our operating agreement, including the completed exhibit showing the Class A Members, their number of Offered Units owned, and their percentage interest in the Offered Units. We will update such exhibit to our operating agreement to account for any Offered Units transferred or redeemed. A Class A Member may request an updated copy of the Class A Membership exhibit from us at any time.

Tax Information. Within 90 days after the end of each fiscal year, which is currently the calendar year, we will send to each Class A Member such tax information as shall be necessary for the preparation of federal income tax returns and state income and other tax returns with regard to the applicable jurisdictions.

INDEPENDENT AUDITORS

Our financial statements as of June 8, 2011, the date of our inception, and RAC Bressi's and Bressi Development's financial statements as of December 31, 2010 and for the periods from their respective inceptions and appearing in Part F/S of this Offering Circular, have been audited by Lavine, Lofgren, Morris and Engelberg, LLP, independent certified public accountants, as set forth in their report thereon in Part F/S. Lavine, Lofgren, Morris and Engelberg has also reviewed the interim financial statements as of March 31, 2011 for RAC Bressi and Bressi Development appearing in Part F/S. Our pro forma financial statements as of March 31, 2011 and set forth in Part F/S showing the effects of our reorganization transactions and the closing of this offering as if they had occurred on March 31, 2011 have not been audited or reviewed by Lavine, Lofgren, Morris and Engelberg or any other independent accountant.

ADDITIONAL INFORMATION AND DOCUMENTS

We have filed with the SEC an Offering Statement under Regulation A of the 1933 Act with respect to the Offered Units. This Offering Circular does not contain all the information set forth in the Offering Statement and the exhibits and schedules thereto. For further information with respect to our company and the Offered Units, reference is hereby made to the exhibits and schedules thereto. The Offering Statement can be inspected without charge at the office of the SEC at Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20459 and copies may be obtained at prescribed rates from the Public Reference Section of the Commission in Washington, D.C. Further, if you would like a copy of any of the documents referred to in this Offering Circular as exhibits to the Offering Statement and not already included as Appendices to this Offering Circular, please contact us at:

ActivCare at Bressi Ranch, LLC
c/o Income Property Group
c/o Health Care Group
9619 Chesapeake Dr., Ste. 103
San Diego, CA 92123
Telephone: 858-565-4424
Fax: 858-565-1508
Email: JanetK@healthcaregrp.com
Attn: Janet Kruger

PART F/S

Index to Financial Statements

ACTIVCARE AT BRESSI RANCH, LLC

BALANCE SHEET AND INDEPENDENT AUDITORS' REPORT

As of June 8, 2011



LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP | CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE SUITE 300 LA JOLLA CALIFORNIA 92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
BKR International

INDEPENDENT AUDITORS' REPORT

To the Member of
ActivCare at Bressi Ranch, LLC
San Diego, California

We have audited the accompanying balance sheet of ActivCare at Bressi Ranch, LLC as of June 8, 2011. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of ActivCare at Bressi Ranch, LLC as of June 8, 2011, in conformity with accounting principles generally accepted in the United States of America.

Lavine, Lofgren, Morris & Engelberg, LLP

June 13, 2011

ACTIVCARE AT BRESSI RANCH, LLC

Balance Sheet

June 8, 2011

There were no assets or liabilities as of the date above.

See independent auditors' report
and accompanying note to balance sheet.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

ActivCare at Bressi Ranch, LLC (the "Company") is a California limited liability company formed on June 8, 2011 for the purpose of obtaining all of the financial interest in a residential care facility for the elderly, known as ActivCare at Bressi Ranch, located in Carlsbad, California. The Company intends to file a Regulation A Offering Statement Under the Securities Act of 1933 (the "Offering") for the purpose of raising an estimated $4,365,000, net of offering costs estimated to be $635,000. Concurrent with the Offering, the Company intends to acquire all of the membership interests in Bressi Development LLC and all of the limited partnership interests in R.A.C. Bressi, LP. Bressi Development LLC is currently constructing the residential care facility, which it owns, and R.A.C. Bressi, LP intends to operate the facility once construction is complete.

To the extent permitted by the California Corporations Code, members of the Company are not personally liable for the liabilities of the Company.

The initial member and the manager of the Company is Income Property Group. Pursuant to the Offering, the Company expects to have additional members and will redeem Income Property Group at the closing of the Offering. See the Operating Agreement for a description of the allocations and distributions among the members.

Income Taxes

The Company is treated as a partnership for income tax reporting purposes, rather than as an association taxable as a corporation. Any income and expense are allocated to individual partners who are then taxed based on their own tax situations. The tax returns and amounts of distributable income or loss of the Company are subject to examination by federal and state taxing authorities. If such examination results in a change in the Company's income tax status, a provision for income taxes may need to be recorded.

Subsequent Events

The Company has evaluated subsequent events through the date of the independent auditors' report, which is the date the financial statements were available to be issued.

ACTIVCARE AT BRESSI RANCH, LLC

Pro Forma Balance Sheet

THE PRO FORMA BALANCE SHEET OF ACTIVCARE AT BRESSI RANCH, LLC WAS PREPARED BY OUR COMPANY AND WAS NEITHER AUDITED NOR REVIEWED BY LAVINE, LOFGREN, MORRIS AND ENGELBERG, LLP OR ANY OTHER INDEPENDENT ACCOUNTANT.

ActivCare at Bressi Ranch, LLC
Proforma Consolidated Balance Sheet
March 31, 2011 (Unaudited)

	ActivCare at Bressi Ranch, LLC (1)	Bressi Development LLC	R.A.C. Bressi, LP	Consolidated	Proforma Adjustments	Proforma
ASSETS						
Cash	$ -	$ 20,810	$ -	$ 20,810	$ 2,802,000	$2,822,810
Related party receivable	-	150	-	150	-	150
Construction in progress	-	4,330,156	-	4,330,156	-	4,330,156
Loan origination fees, net	-	127,098	-	127,098	-	127,098
Total assets	$ -	$ 4,478,214	$ -	$ 4,478,214	$ 2,802,000	$7,280,214
LIABILITIES AND MEMBERS'/PARTNERS' EQUITY (DEFICIT)						
Accounts payable	$ -	$ 314,933	$ -	$ 314,933	$ -	$ 314,933
Accrued interest	-	57,311	-	57,311	-	57,311
Related party notes payable	-	1,563,000	-	1,563,000	(1,563,000) (3)	-
Note payable	-	2,634,100	-	2,634,100	-	2,634,100
Total liabilities	-	4,569,344	-	4,569,344	(1,563,000)	3,006,344
Members'/Partners' equity (deficit)	-	(91,130)	-	(91,130)	4,365,000 (2)	4,273,870
Total liabilities and members'/partners' equity (deficit)	$ -	$ 4,478,214	$ -	$ 4,478,214	$ 2,802,000	$7,280,214

Note: This consolidated proforma presentation gives rise to ActivCare at Bressi Ranch, LLC's Regulation A Offering as if it had occurred on March 31, 2011 and the concurrent acquisitions of Bressi Development LLC and R.A.C. Bressi, LP. All amounts on this consolidated proforma schedule are unaudited.

(1) ActivCare at Bressi Ranch, LLC was formed on June 8, 2011, which is subsequent to the date of this proforma consolidated balance sheet.

(2) These are the estimated net proceeds from the Regulation A Offering, net of estimated costs of $635,000.

(3) The related party notes payable are expeced to be paid off with the proceeds from the Regulation A Offering.

THE PRO FORMA STATEMENT OF OPERATIONS OF ACTIVCARE AT BRESSI RANCH, LLC WAS PREPARED BY OUR COMPANY AND WAS NEITHER AUDITED NOR REVIEWED BY LAVINE, LOFGREN, MORRIS AND ENGELBERG, LLP OR ANY OTHER INDEPENDENT ACCOUNTANT.

ActivCare at Bressi Ranch, LLC
Proforma Consolidated Statement of Operations
For the Three Months Ended March 31, 2011 (Unaudited)

	ActivCare at Bressi Ranch, LLC (1)	Bressi Development LLC	R.A.C. Bressi, LP	Consolidated	Proforma Adjustments	Proforma
Expenses:						
Start-up and organization costs	$ -	$ 2,979	$ -	$ 2,979	$ -	$ 2,979
Licenses and fees	-	375	-	375	-	375
Taxes - state	-	1,600	-	1,600	-	1,600
Net loss	-	(4,954)	-	(4,954)	-	(4,954)

Note: This consolidated proforma presentation gives rise to ActivCare at Bressi Ranch, LLC's Regulation A Offering as if it had occurred on March 31, 2011 and the concurrent acquisitions of Bressi Development LLC and R.A.C. Bressi, LP. All amounts on this consolidated proforma schedule are unaudited.

(1) ActivCare at Bressi Ranch, LLC was formed on June 8, 2011, which is subsequent to the date of this proforma consolidated statement of operations.

BRESSI DEVELOPMENT LLC

FINANCIAL STATEMENTS, INDEPENDENT ACCOUNTANTS' REVIEW REPORT, AND INDEPENDENT AUDITORS' REPORT

For the Three Months Ended March 31, 2011 (Unaudited) and for the Period from Inception (May 5, 2010) to December 31, 2010



& ENGELBERG, LLP
PUBLIC ACCOUNTANTS

4180
LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE
(858) 455-1200
FAX
(858) 455-0898
WEB SITE
www.llme.com

An Independent Member of
BKR International

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members of
Bressi Development LLC
San Diego, California

We have reviewed the accompanying balance sheet of Bressi Development LLC (the "Company") as of March 31, 2011, and the related statements of operations and changes in members' deficit and cash flows for the three months then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Levine, Leffgen, Morris & Engelberg, LLP

June 13, 2011

{00040501.1 }



& ENGELBERG, LLP

PUBLIC ACCOUNTANTS

4180
LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE
(858) 455-1200
FAX
(858) 455-0898
WEB SITE
www.llme.com

An Independent Member of
BKR International

INDEPENDENT AUDITORS' REPORT

To the Members of
Bressi Development LLC
San Diego, California

We have audited the accompanying balance sheet of Bressi Development LLC (the "Company") as of December 31, 2010, and the related statements of operations and changes in members' deficit and cash flows for the period from inception (May 5, 2010) to December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bressi Development LLC as of December 31, 2010, and the results of its operations and its cash flows for the period from inception (May 5, 2010) to December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Lavine, Lofgren, Morris & Engelberg, LLP

June 13, 2011

BRESSI DEVELOPMENT LLC

Balance Sheets
March 31, 2011 (Unaudited) and December 31, 2010

	March 31, 2011 (Unaudited)	December 31, 2010 (Audited)
ASSETS		
Cash	$ 20,810	$ 2,504
Related party receivable	150	-
Construction in progress	4,330,156	3,159,013
Loan origination fees, net	127,098	134,431
Total assets	$ 4,478,214	$ 3,295,948
LIABILITIES AND MEMBERS' DEFICIT		
Accounts payable	$ 314,933	$ 119,524
Accrued interest	57,311	43,126
Related party notes payable	1,563,000	1,563,000
Note payable	2,634,100	1,656,474
Total liabilities	4,569,344	3,382,124
Members' deficit	(91,130)	(86,176)
Total liabilities and members' deficit	$ 4,478,214	$ 3,295,948

BRESSI DEVELOPMENT LLC

Statements of Operations and Changes in Members' Deficit
For the Three Months Ended March 31, 2011 (Unaudited) and for the Period from Inception (May 5, 2010) to December 31, 2010

	March 31, 2011 (Unaudited)	December 31, 2010 (Audited)
Expenses:		
Start-up and organization costs	$ 2,979	$ 86,176
Licenses and fees	375	-
Taxes - state	1,600	-
Net loss	(4,954)	(86,176)
Members deficit, beginning of period	(86,176)	-
Members deficit, end of period	$ (91,130)	$ (86,176)

{00040501.1 }

BRESSI DEVELOPMENT LLC

Statements of Cash Flows
For the Three Months Ended March 31, 2011 (Unaudited) and for the Period from Inception (May 5, 2010) to December 31, 2010

	March 31, 2011 (Unaudited)	December 31, 2010 (Audited)
Cash flows from operating activities:		
Net loss	$ (4,954)	$ (86,176)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Related party receivable	(150)	-
Accounts payable	195,409	119,524
Accrued interest	14,185	43,126
Net cash provided by operating activities	204,490	76,474
Cash flows from investing activities:		
Payments for construction in progress	(1,163,810)	(1,583,792)
Net cash used in investing activities	(1,163,810)	(1,583,792)
Cash flows from financing activities:		
Proceeds from issuance of note payable	977,626	1,656,474
Payment of loan fees	-	(146,652)
Net cash provided by financing activities	977,626	1,509,822
Net increase in cash	18,306	2,504
Cash, beginning of period	2,504	-
Cash, end of period	$ 20,810	$ 2,504
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 35,342	$ 13,765
Cash paid for income taxes	$ 1,600	$ -
Noncash investing and financing activity:		
Land acquired through issuance of related party notes payable	$ -	$ 1,563,000

NOTE 2. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Bressi Development LLC (the "Company") is a California limited liability company formed on May 5, 2010 for the purposes of acquiring, developing, constructing, and maintaining property located in Carlsbad, California for a residential care facility for the elderly.

To the extent permitted by the California Corporations Code, members of the Company are not personally liable for the liabilities of the Company.

Distributions and Allocations

The Operating Agreement (the "Agreement"), as amended, defines the allocation of income, losses, and distributions among the members:

As to income, subject to certain exceptions as defined in the Agreement:

- First, to the members, in proportion to the cumulative net losses previously allocated;
- Thereafter, to the members, so that the income of each member at the end of the taxable year is equal to the amount such member is entitled to receive under the Agreement.

As to losses:

- First, to the members, in proportion to the cumulative net income previously allocated;
- Second, to the members, in accordance with their respective positive capital account balance until all the positive capital account balances have been reduced to zero;
- Thereafter, to the members, in accordance with their respective percentage interests.

As to distributions of cash available from operations (made at discretion of managers):

- 50% to the Class A members, 25% to the Class B members, and 25% to the Class C members, in proportion to their respective percentage interests by class.

As to distribution of net proceeds from a capital transaction:

- First, to the members, in proportion to their respective capital contributions, less any amounts so distributed to them previously;
- Thereafter, 50% to the Class A members, 25% to the Class B members, and 25% to the Class C members, in proportion to their respective percentage interests by class.

Pursuant to the construction note payable (Note 3), any distributions to the members requires the prior written approval of Mutual of Omaha Bank, except for distributions related to the payment of income taxes by the members relating to the activities of the Company, provided that after giving effect to such distributions, the Company has a debt to service coverage ratio of no less than 1.25 to 1.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash

The Company maintains its cash account with a financial institution with its funds insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company's cash balances may exceed the FDIC insured limits at times. The Company has not experienced any losses in such amounts, and believes it is not exposed to any significant credit risk related to cash.

Construction in Progress

The Company follows authoritative guidance issued by the Financial Accounting Standards Board which establishes whether costs associated with acquiring, developing, constructing, selling, and renting real estate projects should be capitalized. Construction in progress is stated at cost, which includes the cost of construction and other direct costs attributable to the construction. As of March 31, 2011 (unaudited) and December 31, 2010, no provision for depreciation has been made as the related assets are not yet completed and placed in service.

Capitalized Interest

The Company capitalizes interest cost on borrowings incurred during the construction period and includes such amounts in construction in progress. As of March 31, 2011 and December 31, 2010, the Company has capitalized interest in the amount of $125,971 (unaudited) and $69,112, respectively, including amortization of loan origination fees.

Loan Origination Fees

Costs associated with the origination of loans are capitalized and amortized over the term of the related loan. During the construction period, the amortization of loan origination fees are added to construction in progress. Loan origination fees are presented net of accumulated amortization in the amount of $19,554 (unaudited) and $12,221 as of March 31, 2011 and December 31, 2010, respectively. As of December 31, 2010, the Company expects to incur loan fee amortization of approximately $29,000 per year from 2011 to 2014 and $19,000 in 2015.

Income Taxes

The Company is treated as a partnership for income tax reporting purposes, rather than as an association taxable as a corporation. Accordingly, no provision or benefit related to income taxes related to the operations of the Company is included in the accompanying financial statements. The income and expense of the Company are allocated to individual members who are then taxed based on their own individual tax situations. The tax returns and amounts of distributable income or loss of the Company are subject to examination by federal and state taxing authorities. If such examination results in a change in the Company's income tax status, a provision for income taxes may need to be recorded.

Subsequent Events

The Company has evaluated subsequent events through the date of the independent accountants' review and independent auditors' reports, which is the date the financial statements were available to be issued.

NOTE 3. CONSTRUCTION IN PROGRESS

Construction in progress consisted of the following as of:

	March 31, 2011 (Unaudited)	December 31, 2010 (Audited)
Land and site preparation	$ 1,563,000	$ 1,563,000
Development and other costs	2,767,156	1,596,013
	$ 4,330,156	$ 3,159,013

The estimated cost to complete the facility is approximately $4.9 million as of March 31, 2011, including furniture, fixtures, and equipment.

NOTE 4. CONSTRUCTION NOTE PAYABLE

On August 1, 2010, the Company entered into a non-revolving construction loan for up to $8,000,000 with Mutual of Omaha Bank to finance the construction and operation of the residential care facility. The loan is secured by the deed of trust for the property and is guaranteed by certain members of the Company as well as two related party entities. In addition, the Company has assigned all leases, rents, lease guaranties, and bankruptcy claims to Mutual of Omaha Bank.

The loan bears interest at the rate that is the greater of 5.25% or *The Wall Street Journal* Prime Rate (the "Prime Rate") plus 2.25% for the period beginning August 1, 2010 through the earlier of 24 months or the date on which the Company and R.A.C. Bressi, LP ("R.A.C."), a related party, first obtain a debt service coverage ratio of 1.25 (the "Conversion Date"). Commencing on the Conversion Date, interest shall accrue at the rate that is the greater of 5.75% or the 3-year treasury rate plus 4%. As of March 31, 2011 (unaudited) and December 31, 2010, the loan accrues interest at 5.5%. Interest only payments are due monthly commencing on the date of the note through the Conversion Date. Beginning in the month following the Conversion Date, principal and interest shall be payable in equal monthly installments based on a 25 year amortization schedule with a final payment of all remaining unpaid principal and interest due on August 1, 2015, subject to the Company's option to extend the term of the loan for an additional 3-year period.

Beginning on a date no later than 12 months following the Conversion Date, the loan requires compliance with certain financial covenants, including a minimum profit level and maintenance of a debt service coverage ratio.

Interest in the amount of $7,307 is included in accrued interest as of December 31, 2010. There was no accrued interest as of March 31, 2011 (unaudited).

NOTE 5. RELATED PARTY TRANSACTIONS/AGREEMENTS

Notes Payable

On August 1, 2010, the Company acquired property to be used for development of a residential care facility from Bressi Holding, LLC ("Holding"), a member of the Company, through a promissory note in the amount of $1,563,000, of which $821,000 is due to Holding and $742,000 is due to HCG Lending, LLC ("HCG Lending"), also a member of the Company. On August 24, 2010, HCG Lending assigned $200,000 of its interest in the promissory note to the managing members of the Company in exchange for $200,000.

The note is secured by the property (subordinate to the bank – see Note 3) and accrues interest at the greater of 5.25% or the Prime Rate plus 2.25% for the period beginning August 1, 2010 through the Conversion Date. For the period from the Conversion Date to the maturity date, which is the earlier of (i) August 1, 2015, subject to the option to extend, (ii) the sale or transfer of the property, or (iii) the repayment of the bank construction loan, interest shall accrue at the greater of 5.75% or the 3-year treasury rate plus 4%. As of March 31, 2011 (unaudited) and December 31, 2010, the note accrues interest at 5.5%. Interest-only payments are due monthly beginning in the month following the Conversion Date. All principal and accrued interest shall be payable on the maturity date.

Interest in the amount of $57,311 (unaudited) and $35,819 is accrued as of March 31, 2011 and December 31, 2010, respectively.

Lease Agreement

On August 1, 2010, the Company entered into a lease agreement with R.A.C., the prospective tenant, where the Company will lease the residential care facility to R.A.C. for a period of 25 years. No rent will be collected for the period from August 1, 2010 through the Conversion Date. Commencing on the Conversion Date through August 1, 2015, rent shall be an amount equal to the contractual debt service on the construction note payable. Thereafter, the Company and R.A.C. will renegotiate the rent amount for the remaining term of the lease agreement.

Service Agreement

On August 1, 2010, the Company entered into a service agreement with Health Care Group ("HCG") whereby HCG will provide development services in connection with the Company's construction and development of the residential care facility for the elderly. The term of the service agreement commenced on August 1, 2010 and will terminate upon completion of construction, to be evidenced by the Company's receipt of a certificate of occupancy from the City of Carlsbad, California. Total fees to HCG will be $260,000. As of March 31, 2011 and December 31, 2010, included in construction in progress are fees paid to HCG in the amount of $140,000 (unaudited) and $80,000, respectively.

Other Consideration to HCG

Pursuant to the amended operating agreement, and as consideration for certain guarantees made by HCG in connection with the construction note payable discussed in Note 3, upon the sale to a third party of the residential care facility, the Company, and/or R.A.C., agree to pay compensation to HCG in an amount to be agreed upon between the Company and HCG after good faith negotiations. In the event that the parties cannot agree upon such amount, then the Company, and/or R.A.C., shall pay 1% of the aggregate net consideration (after payment of commissions and other costs of sale) received by the Company to HCG.

R.A.C. Bressi, LP

FINANCIAL STATEMENTS, INDEPENDENT ACCOUNTANTS' REVIEW REPORT, AND INDEPENDENT AUDITORS' REPORT

For the Three Months Ended March 31, 2011 (Unaudited) and for the Period from Inception (May 25, 2010) to December 31, 2010



LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP | CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
BKR International

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Partners of
R.A.C. Bressi, LP
San Diego, California

We have reviewed the accompanying balance sheet of R.A.C. Bressi, LP (the "Partnership") as of March 31, 2011, and the related statements of operations and changes in partners' capital and cash flows for the three months then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Lavine, Lofgren, Morris & Engelberg, LLP

June 13, 2011

{00040501.1 }



LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP | CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
BKR International

INDEPENDENT AUDITORS' REPORT

To the Partners of
R.A.C. Bressi, LP
San Diego, California

We have audited the accompanying balance sheet of R.A.C. Bressi, LP (the "Partnership") as of December 31, 2010, and the related statements of operations and changes in partners' capital and cash flows for the period from inception (May 25, 2010) to December 31, 2010. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R.A.C. Bressi, LP as of December 31, 2010, and the results of its operations and its cash flows for the period from inception (May 25, 2010) to December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Lavine, Lofgren, Morris & Engelberg, LLP

June 13, 2011

{00040501.1 }

R.A.C. BRESSI, LP

Balance Sheets
March 31, 2011 (Unaudited) and December 31, 2010

There were no assets or liabilities as of the dates above.

See independent accountants' review report, independent auditors' report, and accompanying notes to financial statements.

R.A.C. BRESSI, LP

Statements of Operations and Changes in Partners' Capital
For the Three Months Ended March 31, 2011 (Unaudited) and for the Period from Inception (May 25, 2010) to December 31, 2010

There was no activity during these periods.

R.A.C. BRESSI, LP

Statements of Cash Flows

For the Three Months Ended March 31, 2011 (Unaudited) and for the Period from Inception (May 25, 2010) to December 31, 2010

There was no activity during these periods.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

R.A.C. Bressi, LP (the "Partnership" or "R.A.C.") is a California limited partnership formed on May 25, 2010 with Income Property Group, a California Corporation, as its general partner. The Partnership was formed to operate a Carlsbad, California residential care facility for the elderly. As of March 31, 2011, the Partnership has had no activity as the residential care facility is still under construction. The assets of the residential care facility are owned by Bressi Development LLC ("Development"), a related party.

The term of the Partnership shall end December 31, 2040, unless sooner dissolved, as permitted in the Partnership Agreement (the "Agreement").

To the extent permitted by the California Corporations Code, the limited partners are not personally liable for the Partnership's liabilities.

Contributions, Distributions, and Allocations

The Agreement, as amended, defines the allocation of income, losses, and distributions among the general and limited partners as follows:

As to net income:

- First, to the partners, in proportion to the cumulative net losses previously allocated;
- Thereafter, to the partners, so that the income of each partner at the end of the taxable year is equal to the amount such partner is entitled to receive under the Agreement.

As to losses:

- First, to the partners, in proportion to the cumulative net income previously allocated;
- Second, to the partners, in accordance with their respective positive capital account balances until all the positive capital account balances have been reduced to zero;
- Thereafter, to the partners, in accordance with their percentage interests.

As to distributions of cash from operations (at the discretion of the general partner):

- First, to the Class A limited partners in proportion to their respective percentage interests up to $250,000 for the fiscal year;
- Second, to the Class B limited partners in proportion to their respective percentage interests up to $125,000 for the fiscal year;
- Third, to the Class C limited partners in proportion to their respective percentage interests up to $125,000 for the fiscal year;
- Thereafter, 1% to the general partner, 50% to the Class A limited partners, 25% to the Class B limited partners, and 24% to the Class C limited partners, in proportion to their respective percentage interests by class.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

As to distributions of net proceeds from a capital transaction:

- First, to the partners, in proportion to their respective capital contributions, less any amounts so distributed to them previously;

- Thereafter, 1% to the general partner, 50% to the Class A limited partners, 25% to the Class B limited partners, and 24% to the Class C limited partners, in proportion to their respective percentage interests by class.

Additionally, pursuant to the Agreement, one of the limited partners is obligated to contribute up to $1,175,000 to the capital accounts of the Partnership at times and amounts as determined by the general partner.

Pursuant to the Partnership's guarantee of Development's bank loan (Note 2), any distributions to the partners requires the prior written approval of Mutual of Omaha Bank, except for distributions related to the payment of income taxes by the partners relating to the activities of the Partnership, provided that after giving effect to such distributions, the Partnership has a debt to service coverage ratio of no less than 1.25 to 1.

Income Taxes

The Partnership is treated as a partnership for income tax reporting purposes, rather than as an association taxable as a corporation. Any partnership income and expense are allocated to individual partners who are then taxed based on their own tax situations. The tax returns and amounts of distributable income or loss of the Partnership are subject to examination by federal and state taxing authorities. If such examination results in a change in the Partnership's income tax status, a provision for income taxes may need to be recorded.

Subsequent Events

The Partnership has evaluated subsequent events through the date of the independent accountants' review and independent auditors' reports, which is the date the financial statements were available to be issued.

NOTE 2. RELATED PARTY AGREEMENTS

Management Agreement

The Partnership entered into a management agreement to be effective October 1, 2011 with Health Care Group ("HCG"), a related party. HCG will manage and operate the residential care facility, when completed, on behalf of the Partnership. A management fee of the greater of 5% of the Partnership's gross revenue from operations or $18,000 will be paid to HCG on a monthly basis. The initial term of the agreement is 10 years from the date of the agreement, and shall be extended for successive one year terms, unless terminated by either party.

Lease Agreement

On August 1, 2010, the Partnership entered into a lease agreement with Development, the landlord, whereby R.A.C. will lease the residential care facility from Development for a period of 25 years. No rent will be due for the period from August 1, 2010 through the earlier of 24 months or the date that Development and R.A.C. first obtain a debt service coverage ratio of 1.25 (the "Conversion Date"). Commencing on the Conversion Date through August 1, 2015, rent shall be in an amount equal to the contractual debt service on the construction note payable held by Development. Thereafter, Development and R.A.C. will renegotiate the rent payable for the remaining term of the lease agreement.

Guaranty of Loan

The Partnership has guaranteed full payment of the construction note payable held by Development to the lender in the event of default by Development. As of March 31, 2011, the total amount outstanding on the loan is $2,634,100; the maximum borrowing allowed pursuant to the construction loan is $8,000,000.

Other Consideration to HCG

Pursuant to the amended operating agreement, and as consideration for certain guaranties made by HCG in connection with the construction note payable held by Development, upon the sale to a third party of the residential care facility, the Partnership, and/or Development, agree to pay compensation to HCG in an amount to be agreed upon between the Partnership and HCG after good faith negotiations. In the event that the parties cannot agree upon such amount, then the Partnership, and/or Development, shall pay 1% of the aggregate net consideration (after payment of commissions and other costs of sale) received by the Partnership to HCG.

APPENDICES

All Appendices other than Appendix C, the form of Purchaser Questionnaire and Subscription Agreement, are contained on the CD-Rom Disk enclosed with this Offering Circular.

Appendix C is set forth below.

APPENDIX C

PURCHASER QUESTIONNAIRE AND SUBSCRIPTION AGREEMENT

PURCHASER QUESTIONNAIRE AND SUBSCRIPTION AGREEMENT

Class A Units of Membership Interest
In
ActivCare at Bressi Ranch, LLC

Please read carefully the Offering Circular (the "Circular") for the sale of Class A Units of Membership Interests (the "Offered Units") in ActivCare at Bressi Ranch, LLC (the "Company") dated _____________, and all exhibits and supplements thereto, before deciding to invest.

AS A PROSPECTIVE INVESTOR IN THE OFFERED UNITS YOU SHOULD EXAMINE THE SUITABILITY OF THIS TYPE OF INVESTMENT IN THE CONTEXT OF YOUR OWN NEEDS, INVESTMENT OBJECTIVES AND FINANCIAL CAPABILITIES, AND YOU SHOULD MAKE YOUR OWN INDEPENDENT INVESTIGATION AND DECISION AS TO SUITABILITY AND AS TO THE RISK AND POTENTIAL GAIN INVOLVED. ALSO, AS A PROSPECTIVE INVESTOR IN THE OFFERED UNITS YOU ARE ENCOURAGED TO CONSULT WITH YOUR ATTORNEY, ACCOUNTANT, FINANCIAL CONSULTANT OR OTHER BUSINESS OR TAX ADVISOR REGARDING THE RISKS AND MERITS OF THE PROPOSED INVESTMENT.

This offering is limited to investors who certify that they meet all of the suitability requirements set forth in the Circular for the purchase of the Offered Units.

If you meet these qualifications and desire to purchase Offered Units, please complete, sign and deliver this Purchaser Questionnaire and Subscription Agreement ("Subscription Agreement") to Courtlandt Securities Corporation at the address set forth below, and deliver your check, payable to "Comerica Bank, as Escrow Agent for ActivCare at Bressi Ranch, LLC," in the amount of the purchase price for your Offered Units to Comerica Bank at the address below. You may also submit your purchase price to Comerica Bank via wire transfer pursuant to the wiring instructions set forth below.

Courtlandt Securities Corporation

Courtlandt Securities Corporation
3991 MacArthur Blvd.,
Suite 320
Newport Beach, California
92660
Attention: Andrew Litwin
Telephone: (800) 994-7094 x224
Facsimile: (949) 251-6911

Comerica Bank

Comerica Bank
Special Corporate Financial Services
Two Embarcadero Center, Suite 300
San Francisco, California 94111
Attention: Larry Nelson
Vice President
Telephone: (415) 477-3248
Facsimile: (415) 477-3240

Wiring Instructions

COMERICA BANK
Two Embarcadero Center, Suite 300
San Francisco, CA 94111
Attention: Special Corporate Financial Services, Br #80947

Account Name: Comerica Bank
Account No: 1893190957
Special Instructions: Escrow No. 49508-0339SUB/ActivCare

For International Wires Only: SWIFT Bank Identification Code: MNBD US 33

Upon receipt of the signed Subscription Agreement, verification of your investment qualifications, and acceptance by the Company, the Company will notify you of receipt and acceptance of your subscription. Until subscriptions for the entire offering amount of $5,000,000 are received, all subscription proceeds for Offered Units will be held in an escrow account as described in the Circular. The Company reserves the right, in its sole discretion, to accept or reject your subscription, in whole or in part, for any reason whatsoever. Any subscription application not accepted within 30 days of receipt shall be deemed rejected. If your subscription is rejected in whole, your subscription payment will be returned to you in full, with any interest accrued thereon, and this Subscription Agreement shall be terminated and of no further effect. If we accept only a portion of your subscription, we will return the balance of your subscription payment with any interest accrued thereon. Any questions about subscriptions should be directed to Andrew Litwin at the contact information shown above.

Important Note: The person or entity actually making the decision to invest in the Offered Units should complete and execute this Subscription Agreement.

PURCHASER QUESTIONNAIRE AND SUBSCRIPTION AGREEMENT

Class A Units of Membership Interest
In
ActivCare at Bressi Ranch, LLC

This Subscription Agreement relates to my agreement to purchase ____ Class A Units of Membership Interest (the "Offered Units") to be issued by ActivCare at Bressi Ranch, LLC, a California limited liability company (the "Company"), for a purchase price of $1,000.00 per Offered Unit ($20,000 (20 Offered Units) minimum purchase), for a total purchase price of $____________ ("Subscription Price"), subject to the terms, conditions, acknowledgments, representations and warranties stated herein and in the Offering Circular for the sale of the Offered Units, dated _____________, and all exhibits and supplements thereto (collectively, the "Circular"). Simultaneously with the execution and delivery hereof, I am either transmitting a check payable to the order of "Comerica Bank, as Escrow Agent for ActivCare at Bressi Ranch, LLC," or making a wire transfer (pursuant to the instructions set forth above) to Comerica Bank, as escrow agent for the Company, in the amount of the Subscription Price for the Offered Units I am purchasing. I understand that if I wish to purchase Offered Units, I must complete this Subscription Agreement and submit the applicable Subscription Price.

In order to induce the Company to accept this Subscription Agreement for the Offered Units and as further consideration for such acceptance, I hereby make, adopt, confirm and agree to all of the following covenants, acknowledgments, representations and warranties with the full knowledge that the Company and its affiliates will expressly rely thereon in making a decision to accept or reject this Subscription Agreement:

1. My primary state of residence/business is:_____________________________ .

2. My date of birth is:_______________________________ (Individuals only).

3. FOR INDIVIDUALS NOT RESIDING IN CALIFORNIA, OR ENTITIES NOT WITH THEIR PRIMARY PLACE OF BUSINESS IN CALIFORNIA, PLEASE INITIAL ANY ONE OR MORE CATEGORIES WHICH APPLY:

______ I have a net worth (excluding the value of my home, furnishings and automobiles) of at least $250,000; or

______ I have a gross annual income of at least $70,000 and a net worth of at least $70,000.

______ In the case of sales to fiduciary accounts (such as an IRA, Keogh Plan, or pension or profit sharing plan), the beneficiary, the fiduciary account or the person who directly or indirectly supplied the funds for the purchase of our Offered Units (if that person is the fiduciary) meets one of the foregoing standards.

4. IN ADDITION, SOLELY FOR RESIDENTS OF MICHIGAN, OR ENTITIES WITH THEIR PRIMARY BUSINESS IN MICHIGAN:

______ I have a net worth of at least ten (10) times the purchase price of the Offered Units subscribed for hereby.

5. FOR RESIDENTS OF CALIFORNIA, OR ENTITIES WITH THEIR PRIMARY BUSINESS IN CALIFORNIA, PLEASE INITIAL ANY ONE OR MORE CATEGORIES WHICH APPLY:

I am a "qualified purchaser" as that term is defined in Section 25102(n) of the California Corporations Code by reason of being at least one of the following:

______ The trustee of the Company, a general partner of the Company, or any officer or director of the general partner of the Company.

______ A person occupying a position with the Company, or with the general partner of the Company, with duties and authority substantially similar to those of an executive officer of a corporation.

______ One of the following:

(1) A relative, spouse or relative of the spouse of an otherwise qualified purchaser who has the same principal residence as the purchaser;

(2) A trust or estate in which an otherwise qualified purchaser and any of the persons related to such purchaser as specified in clause (1) or clause (3) collectively have more than 50% of the beneficial interest (excluding contingent interests);

(3) A corporation or other organization of which an otherwise qualified purchaser and any of the persons related to such purchaser as specified in clause (1) or clause (2) collectively are beneficial owners of more than 50% of the equity securities (excluding director's qualifying shares) or equity interests. "Relative" means a person related by blood, marriage or adoption.

______ An individual who is a "promoter" of the issuer, as defined in Subsection (f) of Section 260.102.12 of the California Code of Regulations.

______ A person purchasing $150,000 or more of the Offered Units, provided such person meets either one of the following (please circle (1) or (2) below, or both as applicable, if initialing this criterion):

(1) Such person, or such person's professional advisor, has the capacity to protect such person's own interests in connection with the transaction, as provided in Section 25102(f)(2) of the California Corporations Code.

(2) The investment (including mandatory assessments) does not exceed 10% of such person's net worth or joint net worth with that person's spouse.

______ A small business investment company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Company Act of 1958, and a business development company as defined in Section 2(a)(48) of the Investment Company Act of 1940, and a private business development company as defined in Section 202(a)(22) of the Investment Advisors Act of 1940.

______ A person who comes within one of the categories of an "accredited investor" in Rule 501(a) of Regulation D adopted by the Securities and Exchange Commission under the Securities Act of 1933.

______ An entity in which all of the equity owners are persons specified in Section 25102(i) of the California Corporations Code; Rule 260.102.10 of the California Code of Regulations; or subsections (a), (b), (c), (d), (f) and (g) above; or who are "officers, directors or affiliates of the issuer" as that term is used in Section 25102(f) of the California Corporations Code.

______ A (1) bank, savings and loan association, trust company, insurance company, investment company registered under the Investment Company Act of 1940, pension or profit-sharing trust (other than a pension or profit-sharing trust of the issuer, a self-employed individual retirement plan, or individual retirement account), or other institutional investor or governmental agency or instrumentality that the commissioner may designate by rule, whether the purchaser is acting for itself or as trustee, or (2) any corporation with outstanding securities registered under Section 12 of the Securities Exchange Act of 1934 or any wholly owned subsidiary of the corporation that after the offer and sale will own directly or indirectly 100 percent of the outstanding capital stock of the issuer, provided the purchaser represents that it is purchasing for its own account (or for the trust account) for investment and not with a view to or for sale in connection with any distribution of the security.

______ A pension or profit-sharing trust of the Company, a self-employed individual retirement plan, or an individual retirement account, if the investment decisions made on behalf of the trust, plan, or account are made solely by persons who are qualified purchasers.

______ An organization described in Section 501(c)(3) of the Internal Revenue Code, or the Code, corporation, Massachusetts or similar business trust, or partnership, each with total assets in excess of five million dollars ($5,000,000) according to its most recent audited financial statements

.

______ A natural person who, either individually or jointly with the person's spouse, (i) has a minimum net worth of two hundred fifty thousand dollars ($250,000) and had, during the immediately preceding tax year, gross income in excess of one hundred thousand dollars ($100,000) and reasonably expects gross income in excess of one hundred thousand dollars ($100,000) during the current tax year or (ii) has a minimum net worth of five hundred thousand dollars ($500,000). "Net worth" shall be determined exclusive of home, home furnishings, and automobiles.

Other assets included in the computation of net worth may be valued at fair market value. Further, the amount of investment by any natural person may not exceed 10% of the net worth, as determined in accordance with the above, of such natural person.

6. Please initial next to the appropriate statement.

_______ The Offered Units are not being purchased by or on behalf of:

(a) an employee benefit plan (as defined in Section 3(3) of the Employment Retirement Insurance Security Act of 1974 ("ERISA")), whether or not it is subject to Title I of ERISA;

(b) a plan described in Section 4975 of the Internal Revenue Code of 1986 (the "Code");

(c) an entity whose underlying assets include plan assets by reason of a plan's investment in such entity (including but not limited to an insurance company general account); or

(d) an entity that otherwise constitutes a "benefit plan investor" within the meaning of the Department of Labor Regulations Section 2510.3-101 (29 C.F.R. Section 2510.3-101) (categories (a) through (d) collectively, an "ERISA Entity").

_______ The Offered Units are being purchased by or on behalf of an ERISA Entity and I:

(a) further represent and warrant that its purchase and holding of Offered Units either does not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or is eligible for coverage under one or more statutory or administrative exemptions from the prohibited transaction rules of ERISA and the Code; and

(b) agree to provide to the Company, promptly upon request, all additional information that the Company determines to be reasonably necessary in order to determine whether the undersigned meets the suitability standards for ownership of the Offered Units.

7. Under penalties of perjury, I certify:

(a) that the number shown on this form is my correct taxpayer identification number/social security number, and

(b) that I am not subject to backup withholding because (initial one):

_______ I have not been notified that I am subject to backup withholding as a result of a failure to report all interest or dividends; or

_______ The Internal Revenue Service has notified me that I am no longer subject to backup withholding.

8. I understand that the Company reserves the right to, in its sole discretion, accept or reject this subscription, in whole or in part, for any reason whatsoever. In the event this subscription is rejected in whole by the Company, the funds transmitted herewith shall be returned to the undersigned in full, with any interest accrued thereon, and this Subscription Agreement shall be terminated and of no further effect. In the event the Company accepts only a portion of this subscription, the funds not accepted will be returned to the undersigned with any interest accrued thereon.

9. I acknowledge that I have received, read and fully understand the Circular and all exhibits and supplements thereto. I acknowledge that I am basing my decision to invest in the Offered Units on, and I have relied only on the information contained in said materials and have not relied upon any representations made by any other person. I recognize that an investment in the Offered Units involves substantial risk, and I am fully cognizant of and understand all of the risk factors related to the purchase of the Offered Units, including but not limited to those risks set forth in the section of the Circular entitled "RISK FACTORS."

10. My overall commitment to investments that are not readily marketable is not disproportionate to my individual net worth, and my investment in the Offered Units will not cause such overall commitment to become excessive. I have adequate means of providing for my financial requirements, both current and anticipated, and have no need for liquidity in this investment. I can bear and am willing to accept the economic risk of losing my entire investment in the Offered Units.

11. All information that I have provided to the Company herein concerning my suitability to invest in the Offered Units is complete, accurate and correct as of the date of my signature on the last page of this Subscription Agreement. I hereby agree to notify the Company immediately of any material change in any such information occurring prior to the acceptance of this Subscription Agreement, including any information about changes concerning my net worth and financial position.

12. I have had the opportunity to ask questions of, and receive answers from, the Company concerning the Company, the creation or operation of the Company and the terms and conditions of the offering of the Offered Units, and to obtain any additional information deemed necessary to verify the accuracy of the information contained in the Circular. I have been provided with all materials and information requested by either me or others representing me, including any request to verify any information furnished to me.

13. I am purchasing the Offered Units for my own account and for investment purposes only and have no present intention, understanding or arrangement for the distribution, transfer, assignment, resale or subdivision of the Offered Units. I understand that, due to the lack of any resale market existing or anticipated to exist for the Offered Units, my investment in the Company may be illiquid and may have to be held indefinitely

14. I have reviewed the Articles of Organization and the Operating Agreement of ActivCare at Bressi Ranch, LLC attached to the Circular (as well as all other exhibits attached thereto) and agree to be bound as a member of the Company by the terms of such agreement. I understand that if my subscription is accepted and the Offered Units are issued to me, then my executed signature page to this Subscription Agreement shall be deemed my executed signature page to the Company's Operating Agreement.

15. This Subscription Agreement shall be construed in accordance with and governed by the laws of the State of California without regard to its choice of law provisions, except as to the type of registration of ownership of Offered Units, which shall be construed in accordance with the state of principal residence of the subscribing investor.

16. I hereby covenant and agree that any dispute, claim or controversy arising out of or related to this Subscription Agreement, the breach hereof, the termination, enforcement, interpretation or validity hereof, or an investment in the Offered Units shall be settled by arbitration in San Diego, California, in accordance with the rules of The American Arbitration Association, and judgment entered upon the award rendered may be enforced by appropriate judicial action. I hereby submit to the *in personam* jurisdiction of such tribunal and waive any objection that such forum is inconvenient or otherwise improper. The arbitration panel shall consist of one member, which shall be the mediator if mediation has occurred or, if there was no mediation, shall be a person agreed to by each party to the dispute within 30 days following notice by one party that he desires that a matter be arbitrated. If there was no mediation and the parties are unable within such 30-day period to agree upon an arbitrator, then the panel shall be one arbitrator selected by the San Diego, California office of the American Arbitration Association which arbitrator shall be experienced in the area of real estate and knowledgeable with respect to the subject matter area of the dispute. The non-prevailing party shall bear any fees and expenses of the arbitrator, other tribunal fees and expenses, reasonable attorneys' fees of both parties, any costs of producing witnesses and any other reasonable costs or expenses incurred by him or the prevailing party. The arbitration panel shall render a decision within 30 days following the close of presentation by the parties of their cases and any rebuttal. The parties shall agree within 30 days following selection of the arbitrator to any prehearing procedures or further procedures necessary for the arbitration to proceed, including interrogatories or other discovery.

BY EXECUTING THIS SUBSCRIPTION AGREEMENT YOU ARE AGREEING TO HAVE

CERTAIN DISPUTES DECIDED BY NEUTRAL ARBITRATION, AND YOU ARE GIVING UP ANY RIGHTS YOU MIGHT POSSESS TO HAVE SUCH DISPUTES LITIGATED IN A COURT OR JURY TRIAL. BY EXECUTING THIS AGREEMENT YOU ARE GIVING UP YOUR JUDICIAL RIGHTS TO DISCOVERY AND APPEAL. IF YOU REFUSE TO SUBMIT TO ARBITRATION AFTER AGREEING TO THIS PROVISION, YOU MAY BE COMPELLED TO ARBITRATE. YOUR AGREEMENT TO THIS ARBITRATION PROVISION IS VOLUNTARY.

17. I hereby agree to indemnify, defend and hold harmless the Company, its affiliates and all of their directors, partners, members, managers, shareholders, officers, employees, affiliates and advisors, from any and all damages, losses, liabilities, costs and expenses (including reasonable attorneys' fees and costs) that they may incur by reason of my failure to fulfill all of the terms and conditions of this Subscription Agreement or by reason of the untruth or inaccuracy of any of the representations, warranties or agreements contained herein or in any other documents I have furnished to any of the foregoing in connection with this transaction. This indemnification includes, but is not limited to, any damages, losses, liabilities, costs and expenses (including reasonable attorneys' fees and costs) incurred by the Company, its affiliates or any of their directors, partners, members, managers, shareholders, officers, employees, affiliates or advisors, defending against any alleged violation of federal or state securities laws which is based upon or related to any untruth or inaccuracy of any of the representations, warranties or agreements contained herein or in any other documents I have furnished in connection with this transaction.

18. I hereby acknowledge and agree that: (a) I may not transfer or assign this Subscription Agreement, or an interest herein, and any purported transfer shall be void; (b) except as specifically described herein, I am not entitled to cancel, terminate or revoke this Subscription Agreement and that this Subscription Agreement will be binding on my heirs, successors and personal representatives; provided, however, that if the Company rejects this Subscription Agreement, this Subscription Agreement shall be automatically canceled, terminated and revoked; (c) this Subscription Agreement constitutes the entire agreement among the parties hereto with respect to the sale of the Offered Units and may be amended, modified or terminated only by a writing executed by all parties (except as provided herein with respect to rejection of this Subscription Agreement by the Company); (d) within two days after receipt of a written request from the Company, I agree to provide such information and to execute and deliver such documents as may be necessary to comply with any and all laws and regulations to which the Company is subject; and (e) my representations and warranties set forth herein shall survive the sale of the Offered Units pursuant to this Subscription Agreement.

19. I am not making this investment in any manner as a representative of a charitable remainder unitrust or a charitable remainder trust.

20. I (we) wish to own my (our) Offered Units as follows (initial one).

    (a) _______ Separate or individual property. (In community property states, if the Purchaser is married, his (her) spouse must submit written consent if community funds will be used to purchase the Offered Units.)

    (b) _______ Husband and Wife as community property. (Community property states only. Husband and Wife should both sign all required documents unless advised by their attorney that one signature is sufficient.)

    (c) _______ Husband and Wife as community property with right of survivorship. (Community property states only. Husband and Wife should both sign all required documents unless advised by their attorney that one signature is sufficient.)

    (d) _______ Joint Tenants with right of survivorship. (Both parties must sign all required documents unless advised by their attorney that one signature is sufficient.)

    (e) _______ Tenants in Common. (All parties must sign all required documents.)

(f) _______ Trust. (Attach copy of trust instrument and include name of trust, name of trustee, and date trust was formed.)

(g) _______ Corporation, Partnership or Limited Liability Company. (Attach copy of certificate of organization or certificate of limited partnership, if any, and partnership agreement or operating agreement and include evidence of authority for person who executes required documents.)

(h) Other (indicate):

____

____

(SPECIAL INSTRUCTIONS: In all cases, the person/entity making the investment decision to purchase the Offered Units must complete and sign this Subscription Agreement. Investors must list their principal place of residence rather than their office or other address on the signature page so that the Company can confirm compliance with appropriate securities laws. If you wish correspondence sent to some address other than your principal residence, please provide a mailing address in the blank provided below.)

REGISTRATION INFORMATION

Please print the exact title (registration) you desire on the account, in the case of a corporation, trust or other entity, you should use the full name of such entity:

____

____

____

Mailing address:

____

____

E-mail address: ______________________________

Entity (if applicable)	Federal Employer ID Number	State of Formation
Individuals (if applicable)	Social Security Number	State of Legal Residence
Joint Owner (if applicable)	Social Security Number of Joint Owner	State of Legal Residence

DISTRIBUTIONS

Distribution Address: Please indicate to whom distributions should be sent, if not to the address set forth above. **If you desire your distributions made via direct deposit, please complete the attached Authorization Agreement for Direct Deposit (ACH Credits).**

Name: ____

Address: ____

____

RETURN OF CAPITAL DISTRIBUTIONS

Do you want return of capital distributions sent to the person(s) or entity listed above under Registration Information__________ or Distributions/Dividends__________ ? (Initial one)

INVESTOR INFORMATION

Please send all Investor correspondence to the following:

Name: ____

Address: ____

____

Work: (___)______________ Home: (___)______________

Fax: (___)______________ Cell: (___)______________

Primary State of Residence: ___________________________

Federal Tax ID Number/Social Security Number. ___________________

E-Mail Address: ______________________________________

EXECUTION

THE UNDERSIGNED HAS THE AUTHORITY TO ENTER INTO THIS SUBSCRIPTION AGREEMENT ON BEHALF OF THE PERSON(S) OR ENTITY REGISTERED ABOVE.

Executed this ___ day of_____________ 20 ___.

X__ ____

Signature (Investor, or authorized signatory)

Title: ____

X__ ____

Signature (Investor, or authorized signatory)

Title: ____

SUBSCRIPTION ACCEPTED	ACTIVCARE AT BRESSI RANCH, LLC a California limited liability company

By: Income Property Group,
a California corporation
Its: Manager

By: ___________________________
Its: ___________________________

Dated: ____________________

BROKER/DEALER REPRESENTATIONS AND WARRANTIES

Standards of suitability have been established by ActivCare at Bressi Ranch, LLC and fully disclosed in the section of the Circular entitled "WHO MAY INVEST." Prior to recommending purchase of the Offered Units, we have reasonable grounds to believe, on the basis of information supplied by the investor concerning his or her investment objectives, other investments, financial situation and needs, and other pertinent information that: (i) the investor meets the suitability standards established by the Circular for the investor's state of residence; (ii) the investor resides in a state where the Offering has been registered or is exempt from registration; (iii) the investor has a net worth and income sufficient to sustain the risks inherent in the Offered Units, including loss of the entire investment and lack of liquidity; and (iv) the Offered Units are otherwise a suitable investment for the investor. We will maintain in our files documents disclosing the basis upon which the suitability of this investor was determined.

We verify that the above subscription either does not involve a discretionary account or, if so, that we have made the investor aware, prior to subscribing for the Offered Units, of the risks entailed in investing in the Offered Units.

Broker/Dealer Firm Name:____

Registered Representative:____

(Please Print)

____

Registered Representative's BRANCH ADDRESS, City, State, Zip

Branch Phone Number: (______)_____________________________

E-mail address: ____

I hereby certify that I am registered in____________________ , the state of sale.

____

Signature of Registered Representative

AUTHORIZATION AGREEMENT FOR DIRECT DEPOSIT (ACH CREDITS)

Individual/Trust/Entity Name:____
Individual/Trust/Entity Tax ID Number:____

I (we) hereby authorize ActivCare at Bressi Ranch, LLC, or its designee, hereinafter called the Company, to initiate credit entries to my ~ Checking Account/ ~ Savings Account/ ~ IRA Account (select one) at the depository financial institution named below, hereinafter called DEPOSITORY and to credit my (our) distributions to such account. I (we) acknowledge that the origination of ACH transactions to my (our) account must comply with the provisions of U.S. law.

Depository Name: ______________________________ Branch:______________________________

City:______________________________ State:_______________ Zip:__________

Routing Number:______________________________ Account Number:______________________________

This authorization is to remain in full force and effect until the Company has received written notification from me (or either of us) of its termination in such time and in such manner as to afford the Company and DEPOSITORY a reasonable opportunity to act on it.

Name:______________________________ Tax ID Number/ Social Security Number:____________________

Signature:______________________________ Date:_______________, 20____

Joint Owner (if applicable):

Name:______________________________ Tax ID Number/ Social Security Number:____________________

Signature:______________________________ Date:_______________, 20____

If you are authorizing a direct ACH credit, please attach a voided check for the account listed above.

PART III – EXHIBITS

EXHIBIT INDEX

Exhibit Number	Exhibit Description
(1)	Managing Broker-Dealer Agreement by and between Courtlandt Securities Corporation and us
(2)(a)	Articles of Organization of the issuer
2(b)	Operating Agreement of the issuer
(4)	Form of Purchaser Questionnaire and Subscription Agreement*
(6)(a)	Management Agreement by and between R.A.C. Bressi, LP and Health Care Group
6(b)	Agreement between Bressi Development LLC and Bycor General Contractors, Inc.
6(c)(i)	Loan Agreement (Non-Revolving Construction Loan Converting to Mini-Perm Loan) by and between Bressi Development LLC and Mutual of Omaha Bank
6(c)(ii)	Construction Deed of Trust with Assignment of Rents, Security Agreement and Fixture Filing by and among Bressi Development LLC, Chicago Title Company and Mutual of Omaha Bank
6(d)	Lease by and between Bressi Development LLC and R.A.C. Bressi, LP
6(e)	Form of Fully Amended and Restated Operating Agreement of Bressi Development LLC
6(f)	Form of Fully Amended and Restated Agreement of Limited Partnership of R.A.C. Bressi, LP
6(g)	Reorganization Agreement between all the current members of Bressi Development LLC, all the current limited partners of R.A.C. Bressi, LP, and us
(9)	Escrow Agreement by and between Comerica Bank and us
(10)(a)	Consent of Lavine, Lofgren, Morris and Engelberg LLP
(10)(b)	Consent of Courtlandt Securities Corporation as underwriter
(11)	Opinion of Kaplan & Frank, PLC regarding legality of the Offered Units
(12)	Sales Material

* Set forth in the Offering Circular as Appendix C

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California.

ActivCare at Bressi Ranch, LLC,
a California limited liability company

By: Income Property Group,
a California corporation
Its: Manager



By: ________________
Name: W. Major Chance
Its: Chief Executive Officer

ALL THE DIRECTORS OF INCOME PROPERTY GROUP, SOLE MANAGER OF THE ISSUER



W. Major Chance



D. Kevin Moriarty



B. Renee Barnard



Todd A. Shetter

<u>Exhibit (1)</u>

(See Attached)

ACTIVCARE AT BRESSI RANCH, LLC
MANAGING BROKER-DEALER AGREEMENT

July 11, 2011

ActivCare at Bressi Ranch, LLC
c/o Income Property Group
9619 Chesapeake Drive
Suite 103
San Diego, California 92123

Re: *Dealer Manager Agreement for Class A Units of Membership Interests Offered by Courtlandt Securities Corporation*

Ladies and Gentlemen:

ActivCare at Bressi Ranch, LLC, a California limited liability company (the "**Company**"), is qualifying for public sale a maximum of 5,000 Class A Units (the "**Units**") of its Membership Interests, pursuant to an exemption from registration under Regulation A ("**Reg A**") or, alternatively, Regulation CE ("**Reg CE**"), both promulgated by the Securities and Exchange Commission ("**SEC**") pursuant to Section 3(b) of the Securities Act of 1933 (the "**Act**"), (the "**Offering**") in an aggregate amount and at the purchase price per Unit set forth on "**Exhibit A**" attached hereto. The Company desires to appoint Courtlandt Securities Corporation as dealer manager for the Offering (the "**Dealer Manager**"), on the terms and conditions described herein. The Dealer Manager shall have the right to enter into Participating Dealer Agreements substantially in the form attached to this Agreement as Exhibit "**B**" with other broker-dealers participating in the Offering (each dealer being referred to herein as a "**Dealer**" and said dealers being collectively referred to herein as the "**Dealers**"). The Company shall have the right to approve any material modifications or addendums to the form of the Participating Dealer Agreement. Terms not defined herein shall have the same meaning as in the Offering Circular prepared by the Company for use in connection with the Offering, as it may be amended from time to time in the future by the Company. In connection with the Offering, the Company hereby agrees with the Dealer Manager, as follows:

1. Representations and Warranties of the Company

The Company represents and warrants to the Dealer Manager and each Dealer with whom the Dealer Manager enters into a Participating Dealer Agreement that:

1.1 An Offering Circular and Form 1A with respect to the Company have been prepared by the Company in accordance with the requirements of Reg A, Reg CE, the Act, Section 25102(n) of the California Corporation Code, and any other rules and regulations (as applicable) (the "**Rules and Regulations**") of the SEC and the California Department of Corporations applicable to the Offering and sale of the Units. Copies of the Offering Circular and Form 1A have been delivered to the Dealer Manager. The Offering Circular, together with all exhibits thereto, including without limitation the limited liability company operating agreement of the Company (the "**Operating Agreement**") and the subscription agreement for the Offering, and Form 1A, as finally amended and revised as of the date the Offering is qualified, and as may be revised, amended or modified from time to time thereafter by any amendments and/or supplements, are collectively hereinafter referred to as the "**Circular.**"

1.2 The Company has been duly organized and is validly existing as a limited liability company under the laws of the State of California, and has the power and authority to conduct its business as described in the Circular. Complete and correct copies of the organizational documents of the Company and all amendments thereto have been delivered to the Dealer Manager, and no changes therein will be made subsequent to the date hereof and during the period of the Offering, other than as contemplated in the Circular, or as otherwise approved in writing by the Dealer Manager, which approval shall not be unreasonably withheld, conditioned or delayed.

1.3 The Circular complies with the Act and the Rules and Regulations, and the Circular and any and all authorized printed sales literature or other sales materials prepared and authorized by the Company for use with potential investors in connection with the Offering (**"Authorized Sales Materials"**), when used in conjunction with the Circular, do not contain any untrue statements of material facts or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; provided, however, that the foregoing provisions of this Section 1.3 will not extend to such statements contained in or omitted from the Circular or Authorized Sales Materials as are primarily within the knowledge of the Dealer Manager or any of the Dealers and are based upon information either (a) furnished by a Dealer in writing to the Dealer Manager or the Company, or (b) furnished by the Dealer Manager in writing to the Company specifically for inclusion therein.

1.4 The Company intends to use the funds received from the sale of the Units as set forth in the Circular.

1.5 No consent, approval, authorization or other order of any governmental authority is required in connection with the execution or delivery by the Company of this Agreement or the issuance and sale by the Company of the Units, except such as have been or are to be obtained under the Act.

1.6 There are no actions, suits or proceedings pending or, to the knowledge of the Company, threatened against the Company at law or in equity or before or by any federal or state commission, regulatory body or administrative agency or other governmental body, domestic or foreign, and no default exists in the due performance and observance of any material obligation, term, covenant or condition of any agreement or instrument to which the Company is or may be a party, or by which it is bound and that could, if adversely determined, be reasonably expected to result in any material adverse change in the condition (financial or otherwise), earnings, affairs or business or prospects of the Company or might materially and adversely affect any of the assets of the Company. To the actual knowledge of the Company, no other party under any contract or other agreement to which the Company is a party is in default in any respect thereunder.

1.7 There are no material contracts or other agreements to which the Company is a party which have not been described in or included with the Circular. All such contracts or other agreements to which the Company is a party have been duly authorized, executed and delivered by the Company, constitute valid and binding agreements of the Company and are enforceable against the Company in accordance with the terms thereof.

1.8 The execution and delivery of this Agreement, the consummation of the transactions herein contemplated and compliance with the terms of this Agreement by the Company will not conflict with or constitute a default under any charter, bylaw, indenture, mortgage, deed of trust, lease, rule, regulation, writ, injunction or decree of any government, governmental instrumentality or court, domestic or foreign, having jurisdiction over the Company, except (i) to the extent that the enforceability of the indemnity and/or contribution provisions contained in Section 4 of this Agreement may be limited under applicable securities laws, and (ii) for such conflicts or defaults that would not reasonably be expected to have a material adverse effect on the business or property of the Company.

1.9 The Company has full legal right, power and authority to enter into this Agreement and to perform the transactions contemplated hereby, except to the extent that the enforceability of the indemnity and/or contribution provisions contained in Section 4 of this Agreement may be limited under applicable securities laws.

1.10 The Company is not in violation of its Articles of Organization or Operating Agreement.

1.11 The Company has, and at all times during the Offering will have, full power and authority to conduct all the activities conducted by it, to own or lease all the assets owned or leased by it and to conduct its business as described in the Circular. The Company is, and at all times during the Offering will be, duly licensed or qualified to do business and in good standing as a foreign business enterprise in all jurisdictions in which the nature of the activities conducted by it or the character of the assets owned or leased by it makes such licensing or qualification necessary, except to the extent that the failure to be so licensed or qualified does or will not have a material adverse effect on the business or operations of the Company and its subsidiaries. The Company has, and will have: (i) all governmental licenses, permits, consents, orders, approvals and other authorizations necessary to carry on its business as contemplated in the Circular, and (ii) complied in all material respects with all laws, regulations and orders applicable to it or its business.

1.12 Since the respective dates as of which information is given in the Circular and solely through the closing of the Offering, there has not been any material adverse change in the condition, financial or otherwise, except as set forth in or contemplated in the Circular, (a) there has not been and will not have been any change in the capitalization of the Company, or in the business, properties, business prospects, condition (financial or otherwise) or results of operations of the Company, arising for any reason whatsoever other than in the ordinary course of business and (b) the Company has not incurred and will not incur any material liabilities or obligations, direct or contingent.

1.13 The Company is not and will not be an investment company that is required to register its securities with the SEC pursuant to the Investment Company Act of 1940.

2. Covenants of the Company

The Company covenants and agrees with the Dealer Manager that:

2.1 It will prepare and file with the SEC, the California Department of Corporations, if required, and the appropriate state securities commission of any other state in which the Offering is registered or qualified, at no expense to the Dealer Manager, the Circular (or the equivalent, if a state securities commission requires a different format) , including all amendments thereto. In addition, it will furnish the Dealer Manager, at no expense to the Dealer Manager, with such number of printed copies of the Circular, including all amendments thereto, as the Dealer Manager may reasonably request. It will similarly furnish to the Dealer Manager and others designated by the Dealer Manager as many copies as the Dealer Manager may reasonably request in connection with the Offering of: (a) the Circular in preliminary and final form and every form of supplemental or amended Circular; and (b) this Agreement.

2.2 It will prepare and file with the appropriate regulatory authorities, as may be required, by law or regulation, at no expense to the Dealer Manager, the Authorized Sales Materials. In addition, it will furnish the Dealer Manager, at no expense to the Dealer Manager, with such number of printed copies of Authorized Sales Materials as the Dealer Manager may reasonably request.

2.3 It will use its reasonable best efforts to cause the Circular to become effective with the SEC and each state securities commission of any state in which the Offering is registered or qualified. It will comply with all requirements imposed upon it by the rules and regulations of the SEC and by all applicable state securities laws and regulations, to permit the continuance of offers and sales of the Units, in accordance with the provisions hereof and in the Circular, and will amend or supplement the Circular, at any time, if required to make the Circular comply with the requirements of federal and applicable state securities laws and regulations. If at any time the SEC or any state securities commission shall issue any stop order suspending the effectiveness of the Circular, and to the extent the Company determines that such action is in the best interest of its members, it will use its reasonable best efforts to obtain the lifting of such order at the earliest possible time.

2.4 It will not use any Circular or sales materials for the Offering which have not been approved by the Dealer Manager prior to use, and shall make such modifications, amendments or supplements to the Circular and Authorized Sales Materials as reasonably requested by the Dealer Manager to eliminate any materially inaccurate or misleading statement contained therein, but no failure to make any objection or to request any modification, amendment or supplement shall constitute any representation by the Dealer Manager regarding the accuracy or completeness of the Circular or sales materials prepared by the Company. If at any time when a Circular is required to be delivered under the Act any event occurs as a result of which, in the opinion of either the Company or the Dealer Manager, the Circular or Authorized Sales Materials would include an untrue statement of a material fact or, in view of the circumstances under which they were made, omit to state any material fact necessary to make the statements therein not misleading, the Company will promptly notify the Dealer Manager thereof (unless the information shall have been received from the Dealer Manager) and will affect the preparation of an amended or supplemental Circular and Authorized Sales Materials which will correct such statement or omission and file such amended or supplemental Circular and Authorized Sales Materials as required under federal and applicable state securities laws.

2.5 Upon request by the Dealer Manager, the Company will make reasonable effort to furnish the Dealer Manager information necessary in the Dealer Manager's judgment, or in the judgment of the Dealer Manager's counsel, to confirm the continued fairness, accuracy and completeness of the Circular and all Authorized Sales Material in all material respects during the Offering.

2.6 Neither the Company nor any of its affiliates shall make any written or oral representations or statements to investors that contradict or are inconsistent with the statements made in the Circular or the Authorized Sales Material, as then amended or supplemented.

2.7 The Company shall require any officer, director, employee or affiliate of the Company purchasing any Units in connection with the Offering to execute and deliver a Purchaser Questionnaire and Subscription Agreement in the form included with the Circular.

2.8 The Company will, as long as any Units placed by the Dealer Manager or any Dealer remain held by investors purchasing them in the Offering, furnish directly to the Dealer Manager one (1) copy of each report furnished to investors in the Units at the time such report is furnished to the investors.

2.9 The Company will maintain reasonable and customary records regarding the Offering and the Company for a period of at least seven (7) years.

2.10 Should the Dealer Manager reasonably need documentation or information related to any regulatory inquiry, examination or investigation, or to make any required investigation of any client complaint, the Company shall cooperate to supply such documentation or information as quickly as reasonably possible. The foregoing notwithstanding, the Company may request, in its sole discretion, appropriate judicial process or subpoena with respect to any documentation or information sought by the Dealer Manager, and may, in its sole discretion, seek a protective order regarding any of the same.

2.11 Each of the representations and warranties contained in this Agreement are true and correct and the Company will comply with each covenant and agreement contained in this Agreement.

3. Agreements and Compensation of Dealer Manager

3.1 The Company hereby appoints the Dealer Manager as its agent and principal distributor for the purpose of selling for cash, on a "**best efforts**" basis, up to a maximum of 5,000 Units through the Dealers, all of whom shall be members of the Financial Industry Regulatory Authority ("**FINRA**"). The Dealer Manager may also sell Units for cash directly to its own clients and customers at the public offering price and subject to the terms and conditions stated in the Circular. The Dealer Manager hereby accepts such agency and distributorship and agrees to use its best efforts to sell the Units on said terms and conditions. The Dealer Manager represents to the Company that it is a member of FINRA and that it and its employees and representatives have all required licenses and registrations to act under this Agreement.

3.2 Promptly after the qualification of the Units as exempt from registration pursuant to Reg A by the SEC, the Dealer Manager and the Dealers shall commence the offering of the Units for cash to the public in jurisdictions in which the Units are registered or qualified for sale or in which such offering is otherwise permitted. The foregoing notwithstanding, Company and Dealer Manager acknowledge that the commencement of the offering within the State of California pursuant to Reg CE may occur prior to qualification of Units under Reg A, and may commence prior to such time upon mutual consent of Company and Dealer Manager. The Dealer Manager and the Dealers will suspend or terminate offering of the Units upon request of the Company at any time and will resume offering the Units upon subsequent request of the Company. Subject to the Company's compliance with its obligations hereunder, the Dealer Manager will comply with all applicable federal and state securities laws, including the Act, Exchange Act, the California Corporations Code, other applicable state securities and other laws, and the applicable rules and regulations of FINRA.

3.3 Except as otherwise provided in the "**Plan of Distribution**" section of the Circular, as compensation for the services rendered by the Dealer Manager, the Company agrees that it will pay to the Dealer Manager sales commissions, allowances and reimbursements set forth on Exhibit A attached hereto. It is understood that no sale shall be regarded as effective unless and until accepted by the Company. The Company reserves the right in its sole discretion to accept or reject any subscription for Units in whole or in part for a period of thirty (30) days from the receipt of the subscription for the Units. Any subscription for Units not accepted within thirty (30) days of receipt shall be deemed rejected. The Units will be offered during a period commencing at such time as set forth in the Circular, and continuing until the earlier of (i) the date that the Offering is fully subscribed or (ii) January 31, 2012 (the "**Offering Termination Date**"). If the Offering is not fully subscribed by the Offering Termination Date, none of the Units will be sold and any funds tendered for the purchase of Units will be refunded in full to each subscriber with interest and without offset as described in the Circular. Dealer Manager further understands and agrees that the fees, commission or compensation to Dealer Manager for the sale of Units described herein is conditioned upon achieving sales sufficient to meet the raised conditions set forth in this Section and acceptance of said sales by the Company, and that the failure to do so shall relieve the Company or any other party of any obligation to pay Dealer Manager for any services rendered by Dealer Manager in connection with the sale of Units under this Agreement, other than as specified herein. The Company will not be liable or responsible to any Dealer for direct payment of commissions to any Dealer, it being the sole and exclusive responsibility of the Dealer Manager for payment of commissions to Dealers. Notwithstanding the above, at the direction of the Dealer Manager, the Company may act as agent of the Dealer Manager by making direct payment of commissions to Dealers on behalf of the Dealer Manager without incurring any liability; provided, that the Dealer Manager may direct the Company in writing to discontinue payments of commissions to any Dealer at any time, and the Company shall comply with the Dealer Manager's written instructions regarding such payments.

Notwithstanding the foregoing, no fee, compensation or expense reimbursement may be paid to the Dealer Manager or any Dealer following the termination of this Agreement in violation of FINRA Conduct Rule 5110(f)(2)(D).

3.4 The Dealer Manager represents and warrants to the Company that the information under the caption "**Plan of Distribution**" in the Circular and all other information furnished to the Company by the Dealer Manager in writing expressly for use in the Circular, or any amendment or supplement thereto, does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

3.5 The Dealer Manager represents and warrants to the Company that it will not use any sales literature not authorized and approved by the Company, use any "**broker-dealer use only**" materials with members of the public, or make any unauthorized verbal representations or verbal representations which contradict or are inconsistent with the statements made in the Circular or the Authorized Sales Material in connection with offers or sales or the Units.

3.6 The Dealer Manager is a duly organized and validly existing corporation under the laws of the State of California.

3.7 No consent, approval, authorization or other order of any governmental authority is required in connection with the execution or delivery by the Dealer Manager of this Agreement, except such as may be required under the Act or applicable state securities laws.

3.8 There are no actions, suits or proceedings pending or to the knowledge of the Dealer Manager, threatened against the Dealer Manager at law or in equity or before or by any federal or state commission, regulatory body or administrative agency or other governmental body, domestic or foreign, which could be reasonably expected to have a material adverse effect on the Dealer Manager or the ability of the Dealer Manager to perform its obligations under this Agreement or to participate in the Offering as contemplated by the Circular.

3.9 The execution and delivery of this Agreement, the consummation of the transactions herein contemplated and compliance with the terms of this Agreement by the Dealer Manager will not conflict with or constitute a default under any operating agreement or other similar agreement, indenture, mortgage, deed of trust, lease, rule, regulation, writ, injunction or decree of any government, governmental instrumentality or court, domestic or foreign, having jurisdiction over the Dealer Manager, except to the extent that the enforceability of the indemnity and/or contribution provisions contained in Section 4 of this Agreement may be limited under applicable securities laws.

3.10 The Dealer Manager has full legal right, power and authority to enter into this Agreement and to perform the transactions contemplated hereby, except to the extent that the enforceability of the indemnity and/or contribution provisions contained in Section 4 of this Agreement may be limited under applicable securities laws.

3.11 Except for Participating Dealer Agreements, no agreement will be made by the Dealer Manager with any person permitting the resale, repurchase or distribution of any Units purchased by such person.

3.12 The commissions and fees payable to the Dealer manager as set forth in this Agreement are fair, reasonable and not in excess or violation of applicable rules, regulations and other requirements of the SEC, FINRA, Act, the Exchange Act, and all applicable state securities authorities and self-regulatory organizations.

3.13 The Dealer Manager shall maintain during the entire term of this Agreement and for five years after the termination of the Agreement such errors and omissions liability insurance policies as would be reasonably required in accordance with industry standards in respect of offerings of similar type and manner to the Offering with respect to matters occurring during the term of this Agreement.

3.14 If and to the extent that the Dealer Manager directly places any of the Units sold to investors in the Offering, the Dealer Manager shall be deemed to have made the representations, warranties and covenants of a Dealer as contained in the Participating-Dealer Agreement as if it had entered into a Participating Dealer Agreement, as a Dealer, with the Company.

4. Indemnification

4.1 The Company will indemnify and hold harmless the Dealer Manager, the Dealers and each person, if any, who controls the Dealer Manager or the Dealers and each of their respective partners, directors, officers, managers, employees, agents, attorneys and accountants (collectively, the **"Dealer Manager Parties"**), from and against any and all loss, liability, claim, damage and expense whatsoever (**"losses"**) joint or several, to which any Dealer Manager Parties, may become subject, insofar as such losses (or actions in respect thereof) arise out of or are based upon (a) any untrue statement or alleged untrue statement of a material fact contained in any (i) Circular, (ii) Authorized Sales Material, or (iii) blue sky application or other document executed by the Company or on its behalf specifically for the purpose of qualifying any or all of the Units for sale under the securities laws of any jurisdiction or based upon written information furnished by the Company under the securities laws thereof (**"Blue Sky Application"**), or (b) the omission or alleged omission to state in the Circular, any Authorized Sales Material or any Blue Sky Application a material fact required to be stated therein or necessary to make the statements therein not misleading, (c) the failure of the Company to comply with any of the applicable provisions of the Act, the Securities Exchange Act of 1934, as amended, the Rules and Regulations, or any applicable state laws or regulations, other than any failure to comply which results from acts of the Dealer Manager Parties, or (d) the breach by the Company of any term, condition, representation, warranty or covenant of this Agreement.

4.2 If any action is brought against any Dealer Manager Party in respect of which indemnity may be sought hereunder, such Dealer Manager Party shall promptly notify the Company in writing of the commencement of such action, and the Company shall assume the defense of such action, at its own expense. The Company may, at its own expense, seek reimbursement of amounts already paid to any Dealer Manager Party once and to the extent the relevant liabilities are determined in a final judgment by court of competent jurisdiction (not subject to further appeal) to have resulted primarily and proximately from such Dealer Manager Party's gross negligence or willful misconduct, from a cause for which the Dealer Manager Parties are required to indemnity the Company under Section 4.8, or are otherwise determined by a court to be matters for which the Dealer Manager Parties may not legally be indemnified under applicable federal or state securities laws.

4.3 The Company further agrees to reimburse each Dealer Manager Party for any reasonable costs, expenses and/or legal fees incurred in seeking or obtaining payments for any loss including, without limitation, investigation, litigation, and enforcement and execution of a judgment, or in successfully contesting any claim by the Company for any amounts previously paid, in a manner not inconsistent with that provided below.

4.4 If any action, suit, proceeding or investigation is commenced which gives rise to a claim for indemnification and which, in any Dealer Manager Party's reasonable judgment, gives rise to a conflict of interest between the Company and one or more Dealer Manager Parties, then the Dealer Manager Parties will have the right to retain legal counsel of their own choice to represent and advise them, and the Company will pay the reasonable fees, expenses and disbursements of one (1) law firm for all Dealer Manager Parties incurred from time to time within thirty (30) days of presentation of invoice for such law firm. Such law firm will, to the extent consistent with its professional responsibilities, cooperate with the Company and any counsel designated by the Company.

4.5 The Company will be liable for any payment of any award or settlement of any actual, potential or threatened claim against any Dealer Manager Party made with the Company's (or any affiliate's) written consent. Neither the Company nor any affiliate thereof will, without the prior written consent of each Dealer Manager Party seeking indemnification, settle or compromise any actual, potential or threatened claim for which indemnification is sought hereunder, or permit a default or consent to the entry of any judgment in respect thereof, unless such settlement, compromise or consent includes, as an unconditional term thereof, the giving by the claimant to such Dealer Manager Party of an unconditional release from all liability in respect of such claim.

4.6 Neither termination nor completion of the engagement of Dealer Manager pursuant to this Agreement will affect these indemnification provisions, which will survive any such termination or completion and remain operative and in full force and effect.

4.7 The Company agrees to promptly notify the Dealer Manager of the commencement of any litigation or proceedings against the Company or any of its managers, partners, officers, employees or agents in connection with the Offering.

4.8 Subject to the conditions set forth below, the Dealer Manager and each Dealer, as applicable, agrees to indemnify and hold harmless the Company and its affiliates and their respective stockholders, partners, directors, officers, managers, employees, members and agents, each controlling person and each of their respective attorneys and accountants (**"Company Parties"**), against any and all loss, liability, claim, damage and expense whatsoever (**"losses"**) joint or several, to which any Company Parties, may become subject, insofar as such losses (or actions in respect thereof) arise out of or are based upon (a) any untrue statement of a material fact contained (i) in the Circular or any post-qualification amendment thereof, or (ii) in any Authorized Sales Materials, or (iii) in any Blue Sky Application, or (b) the omission to state in the Circular or any post-qualification amendment thereof or in the Circular or in any Authorized Sales Materials or in any Blue Sky Application a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case described in clauses (a) and (b) to the extent, but only to the extent, that such untrue statement or omission was made in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Dealer Manager or Dealer, as applicable, specifically for use with reference to the Dealer Manager or Dealer, as applicable, in the preparation of the Circular or any such post-effective amendments thereof or any Authorized Sales Materials or any such Blue Sky Application or any such amendment thereof or supplement thereto, or (c) any use of sales literature not authorized or approved by the Company or any use of **"broker-dealer use only"** materials with members of the public or unauthorized verbal representations concerning the Units by the Dealer Manager or Dealer, as applicable, or (d) the breach by the Dealer Manager of any term, condition, representation, warranty or covenant of this Agreement or the breach by the Dealer of any term, condition, representation, warranty or covenant of the Participating Dealer Agreement. or (e) any failure of the Dealer Manager or any Dealer, as applicable, to comply with applicable laws governing money laundry abatement and anti-terrorist financing efforts, including applicable FINRA Rules, SEC Rules and Regulations and the USA PATRIOT Act of 2001, or (f) any other failure of the Dealer Manager or any Dealer to comply with applicable FINRA Rules or SEC Rules and Regulations. In each case, the Dealer Manager or Dealer shall be liable solely for their own actions giving rise to the indemnification obligations set forth in this Section 4.8.

4.9 If any action is brought against any Company Party in respect of which indemnity may be sought hereunder, such Company Party shall promptly notify the Dealer Manager or Dealer, as applicable, in writing, of the commencement of such action, and the Dealer Manager or Dealer shall assume the defense of such action, at its own expense. The Dealer Manager or Dealer may, at its own expense, seek reimbursement of amounts already paid to any Company Party once and to the extent the relevant liabilities are determined in a final judgment by court of competent jurisdiction (not subject to further appeal) to have resulted primarily and proximately from Company Party's gross negligence or willful misconduct, from a cause for which the Company is required to indemnity the Dealer Manager Parties under Section 4.1, or are otherwise determined by a court to be matters for which the Company may not legally be indemnified under applicable federal or state securities laws.

4.10 The Dealer Manager and each Dealer, as applicable, further agrees to reimburse each Company Party for any reasonable costs, expenses and/or legal fees incurred in seeking or obtaining payments for any loss including, without limitation, investigation, litigation, and enforcement and execution of a judgment, or in successfully contesting any claim by the Company Party for any amounts previously paid, in a manner not inconsistent with that provided below.

4.11 If any action, suit, proceeding or investigation is commenced which gives rise to a claim for indemnification and which, in any Company Party's reasonable judgment, gives rise to a conflict of interest between the Company and one or more Dealer Manager Parties, then the Company Parties will have the right to retain legal counsel of their own choice to represent and advise them, and the Dealer Manager will pay the reasonable fees, expenses and disbursements of one (1) law firm for all Company Parties incurred from time to time within thirty (30) days of presentation of invoice for such law firm. Such law firm will, to the extent consistent with their professional responsibilities, cooperate with the Dealer Manager, the Dealer and any counsel designated by the Dealer Manager or Dealer, as applicable.

4.12 The Dealer Manager or Dealer, as applicable, will be liable for any payment of any award or settlement of any actual, potential or threatened claim against any Company Party made with the Company's (or any affiliate's) written consent. Neither the Dealer Manager nor any Dealer will, without the prior written consent of each Company Party seeking indemnification, settle or compromise any actual, potential or threatened claim for which indemnification is sought hereunder, or permit a default or consent to the entry of any judgment in respect thereof, unless such settlement, compromise or consent includes, as an unconditional term thereof, the giving by the claimant to such Company Party of an unconditional release from all liability in respect of such claim.

4.13 Neither termination nor completion of the engagement of Dealer Manager pursuant to this Agreement will affect these indemnification provisions, which will survive any such termination or completion and remain operative and in full force and effect.

4.14 The Dealer Manager agrees to promptly notify the Company of the commencement of any litigation or proceedings against the Dealer Manager or any Dealer in connection with the Offering.

4.15 To provide for just and equitable contribution in circumstances in which the indemnification provided pursuant to this Section 4 is for any reason held to be unavailable from the Company, the Dealer Manager or the Dealers, as the case may be, the Company, the Dealer Manager and the Dealers shall contribute to the aggregate losses, claims, damages or liabilities (including any amount paid in settlement of any action, suit, or proceeding or any claims asserted) in such amounts as a court of competent jurisdiction may determine (or in the case of settlement, in such amounts as may be agreed upon by the parties) in such proportion to reflect the relative fault of the Company, on the one hand, and the Dealer Manager and Dealers, on the other hand, in connection with the events which resulted in such losses, claims, damages or liabilities. The relative fault of the parties shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company, on the one hand, or Dealer Manager or Dealer, on the other, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such omission or statement.

4.16 The indemnity agreements contained in this Section 4 shall remain operative and in full force and effect regardless of (a) any investigation made by or on behalf of the Company, the Dealer Manager, any Dealer, (b) delivery of any Units and payment therefor, and (c) any termination of this Dealer Manager Agreement or any Participating Dealer Agreement. A successor of any Dealer or of any of the parties to this Dealer Manager Agreement, as the case may be, shall be entitled to the benefits of the indemnity agreements contained in this Section 4.

5. Survival of Provisions

The respective agreements, representations and warranties of the Company and the Dealer Manager set forth in this Dealer Manager Agreement shall remain operative and in full force and effect regardless of (a) any termination of this Dealer Manager Agreement, (b) any investigation made by or on behalf of the Dealer Manager or any Dealer or any person controlling the Dealer Manager or any Dealer or by or on behalf of the Company or any person controlling the Company, and (c) the acceptance of any payment for the Units.

6. Applicable Law and Venue

This Agreement was executed and delivered in, and its validity, interpretation and construction shall be governed by, the laws of the State of California; provided however, that causes of action for violations of federal or state securities laws shall not be governed by this Section. The Company, the Dealer Manager and each Dealer hereby agree that venue for any action brought in connection with this Dealer Manager Agreement shall lie exclusively in San Diego, California.

7. Counterparts

This Agreement may be executed in any number of counterparts. Each counterpart, when executed and delivered, shall be an original contract, but all counterparts, when taken together, shall constitute one and the same agreement.

8. Successors and Amendment

8.1 This Agreement shall inure to the benefit of and be binding upon the Dealer Manager and the Company and their respective successors, and to the benefit of the Dealers to the extent set forth in Sections 1 and 4 hereof. Nothing in this Agreement is intended or shall be construed to give to any other person any right, remedy or claim, except as otherwise specifically provided herein.

8.2 This Agreement may be amended by the written agreement of the Dealer Manager and the Company.

9. Term

This Agreement may be terminated by either party (a) immediately upon notice to the other party in the event that the other party shall have materially failed to comply with any of the material provisions of this Agreement on its part to be performed during the term of this Agreement or if any of the representations, warranties, covenants or agreements of such party contained herein shall not have been materially complied with or satisfied within the times specified or (b) by either party on 60 days' prior written notice.

In any case, this Agreement shall expire at the close of business on the effective date that the Offering is terminated. The provisions of Sections 4, 6, 14, 15, 18, 19 and 20 hereof shall survive such termination. In addition, the Dealer Manager, upon the expiration or termination of this Agreement, shall (1) promptly deposit any and all funds in its possession which were received from investors for the sale of Units into such account as the Company may designate; and (2) promptly deliver to the Company all records and documents in its possession which relate to the Offering which are not designated as dealer copies. The Dealer Manager, at its sole expense, may make and retain copies of all such records and documents, but shall keep all such information confidential. The Dealer Manager shall use its best efforts to cooperate with the Company to accomplish any orderly transfer of management of the Offering to a party designated by the Company. Upon expiration or termination of this Agreement, the Company shall pay to the Dealer Manager all commissions to which the Dealer Manager is or becomes entitled under Section 3 at such time as such commissions become payable.

10. Confirmations

The Company hereby agrees to prepare and send confirmations to all purchasers of Units whose subscriptions for the purchase of Units are accepted by the Company.

11. Suitability of Investors

The Dealer Manager will offer Units, and in its agreements with Dealers will require that the Dealers offer Units, only to persons who meet the suitability standards set forth in the Circular or in any suitability letter or memorandum sent to it by the Company and will only make offers to persons in the states in which it is advised in writing that the Units are qualified for sale or that such qualification is not required.

12. Submission of Orders

12.1 Those persons who purchase Units will be instructed by the Dealer Manager or the Dealer to make their checks payable to Comerica Bank as escrow agent for the Company (**"Escrow Agent"**). The Dealer Manager and any Dealer receiving a check not conforming to the foregoing instructions shall return such check directly to such subscriber not later than noon of the next business day following its receipt. Checks received by the Dealer Manager or Dealer which conform to the foregoing instructions shall be transmitted for deposit pursuant to one of the methods described in this Section 12. Transmittal of received investor funds will be made in accordance with the following procedures.

12.2 Where, pursuant to a Dealer's internal supervisory procedures, internal supervisory review is conducted at the same location at which subscription documents and checks are received from subscribers, checks will be transmitted by noon of the next business day following receipt by the Dealer to the Escrow Agent for deposit with the Escrow Agent.

12.3 Where, pursuant to a Dealer's internal supervisory procedures, final internal supervisory review is conducted at a different location, checks will be transmitted by 5:00 pm of the next business day following receipt by the Dealer to the office of the Dealer conducting such final internal supervisory review (the **"Final Review Office"**). The Final Review Office will in turn transmit by noon of the next business day following receipt at a different location by the Final Review Office such checks to the Escrow Agent for deposit directly with the Escrow Agent.

13. Notice

Any notice in this Agreement permitted to be given, made or accepted by either party to the other, must be in writing and may be given or served by (1) overnight courier, (2) depositing the same in the United States mail, postpaid, certified, return receipt requested, or (3) facsimile transmission. Notice deposited in the United States mail shall be deemed given three (3) business days after mailing. Notice given in any other manner shall be effective when received at the address of the addressee. For purposes hereof the addresses of the parties, until changed as hereafter provided, shall be as follows:

To Company:

ActivCare at Bressi Ranch, LLC
c/o Income Property Group
9619 Chesapeake Drive, Suite 103
San Diego, California 92123
Attention: W. Major Chance
Fax: (858) 565-1508

To Dealer Manager:

Courtlandt Securities Corporation
3991 MacArthur Boulevard, Suite 320
Newport Beach, CA 92660
Attention: Mike Cruz

Fax: _______________

14. Severability

In the event that any court of competent jurisdiction declares any provision of this Agreement invalid, such invalidity shall have no effect on the other provisions hereof, which shall remain valid and binding and in full force and effect, and to that end the provisions of this Agreement shall be considered severable.

15. No Waiver

Failure by either party to promptly insist upon strict compliance with any of the obligations of the other party under this Agreement shall not be deemed to constitute a waiver of the right to enforce strict compliance with respect to any obligation hereunder.

16. Recovery of Costs

If any legal action or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party shall be entitled to recover reasonable attorneys' fees and other costs incurred in that action or proceeding (and any additional proceeding for the enforcement of a judgment) in addition to any other relief to which it or they may be entitled.

17. Assignment

This Agreement may not be assigned by either party, except with the prior written consent of the other party. This Agreement shall be binding upon the parties hereto, their heirs, legal representatives, successors and permitted assigns.

18. Privacy Act

To protect Customer Information (as defined below) and to comply as may be necessary with the requirements of the Gramm-Leach-Bliley Act, the relevant state and federal regulations pursuant thereto and state privacy laws, the Dealer Manager hereby agrees to the confidentiality and non-disclosure obligations set forth herein.

18.1 **"Customer Information"** means any information contained on a customer's application or other form and all nonpublic personal information about a customer that a party receives from the other party. **"Customer Information"** shall include, but not be limited to, name, address, telephone number, social security number, health information and personal financial information (which may include consumer account number).

18.2 The Dealer Manager acknowledges that it is a financial institution subject to applicable federal and state customer and consumer privacy laws and regulations, including Title V of the Gramm-Leach-Bliley Act (15 U.S.C. 6801, et seq.) and regulations promulgated thereunder (collectively, the **"Privacy Laws"**), and any Customer Information received by the Dealer Manager is received with limitations on its use and disclosure. The Dealer Manager agrees that it is prohibited from using the Customer Information received other than (i) as required by law, regulation or rule, or (ii) to carry out the purposes for which one party discloses Customer Information to the other party pursuant to this Agreement, as permitted under the **"use in the ordinary course of business"** exception to the Privacy Laws.

18.3 The Dealer Manager shall establish and maintain safeguards against the unauthorized access, destruction, loss, or alteration of Customer Information in its control which are no less rigorous than those maintained by the Dealer Manager for its own information of a similar nature. In the event of any improper disclosure of any Customer Information, the Dealer Manager will immediately notify the Company.

19. Non-Solicitation Covenant

19.1 The Company acknowledges that Dealer Manager and Participating Dealers have devoted substantial efforts to develop their relationships with certain individuals and entities seeking to participate in investments substantially similar to that presented in the Offering (**"Clients"**), and that all Customer Information relating to the Dealer Managers' and Participating Dealer's Clients is considered proprietary information of Dealer Manager or the Participating Dealer, as applicable. To the extent the Company receives Customer Information with respect to a Client solely as a result of an introduction to such Client made by the Dealer Manager or Participating Dealer with respect to the Offering contemplated hereby, the Company agrees that it will use such Customer Information solely in connection with its consideration of subscriptions submitted for the Units and, if the Units are purchased by such Clients, in connection with communications between the Company and such Clients with respect to their ownership of the Units and voting rights under the Company's Operating Agreement.

19.2 The Company further agrees that it will not, for a period of sixty (60) months from the date of termination of this Agreement, solicit, directly or indirectly, any Clients of the Dealer Manager or a Participating Dealer for the purpose of selling any other investments substantially similar to that presented in the Offering.

19.3 Notwithstanding anything to the contrary contained in this Agreement, the Dealer Manager acknowledges and agrees that the provisions of Section 19.1 and 19.2 shall not apply to any Client of the Dealer Manager or Participating Dealer with whom the Company or any of its members, managers, officers, directors, partners, stockholders, or other affiliates, has or had a pre-existing relationship prior to the introduction of the Company to such Client or other person by the Dealer Manager or Participating Dealer.

19.4 The Company acknowledges that a breach of this provision could cause irreparable damage to Dealer Manager or Participating Dealers that would be difficult to measure, and that Dealer Manager and Participating Dealers shall be entitled to seek equitable relief, including specific performance of the terms of this Section 19.

20. Arbitration

In the event of any claim, controversy or dispute regarding any matter related to this Agreement or the matters provided for herein, including any claim of indemnification hereunder, the parties hereto agree that any such claim, controversy or dispute shall be settled pursuant to the arbitration procedures of FINRA, or, only if the FINRA procedure is unavailable, the procedures of the American Arbitration Association. It is agreed that any such proceeding shall take place only in San Diego, California. All parties agree that any award thereon may be entered into any federal or state court of competent jurisdiction in San Diego, California and hereby submit to the personal jurisdiction of the arbitration panel or court located in San Diego, California. The parties agree that the arbitrators in regard to any such claim, controversy or dispute shall have the power to award expenses, attorneys' fees and other costs in relation to any such action hereunder, except that the arbitrators shall not be empowered under any circumstances, and shall have no jurisdiction to, make any award of expenses, costs or fees not expressly provided for herein, or fail to make any award of expenses, costs or fees, as provided for by the express indemnification provisions of this Agreement. This arbitration provision shall not limit the right of any party hereto to seek and obtain equitable relief of an injunctive nature in any court of competent jurisdiction if such relief is necessary to preserve its rights hereunder.

[Signatures appear on next page]

If the foregoing correctly sets forth our understanding, please indicate your acceptance thereof in the space provided below for that purpose, whereupon this letter and your acceptance shall constitute a binding agreement between us as of the date first above written.

Very truly yours,

ActivCare at Bressi Ranch, LLC

By: Income Property Group
Its: Manager



By: ______
Name: W. Mayer Chance
Its: President

Accepted and agreed as of the date first above written.

Courtlandt Securities Corporation

By: ______
Name: ______
Its: ______

If the foregoing correctly sets forth our understanding, please indicate your acceptance thereof in the space provided below for that purpose, whereupon this letter and your acceptance shall constitute a binding agreement between us as of the date first above written.

Very truly yours,
ActivCare at Bressi Ranch, LLC

By: Income Property Group
Its: Manager

By: ______________________
Name: ____________________
Its: ______________________

Accepted and agreed as of the date first above written.

Courtlandt Securities Corporation



By: ______________________
Name: Michael L. Cruz
Its: President / CEO

7900722v1



Exhibit A

Securities to be Sold:

A maximum of 5,000 Units to be issued and sold for an aggregate purchase price of $5,000,000, and a per Unit purchase price of $1,000. The minimum subscription amount per subscriber will be 20 Units ($20,000) unless waived by the Company.

Dealer Manager Compensation:

Company agrees that it will pay to the Dealer Manager sales commissions in the amount of 5.83% of the gross proceeds of the Units sold, which it will re-allow and pay to the Participating Broker Dealers, plus a dealer manager fee in the amount of 1.17% of the gross proceeds of the Units sold to the public. The Company will also pay a non-accountable due diligence, marketing and expense reimbursement fee of 3.00% of the gross offering proceeds to the Dealer Manager, which it may also re-allow and pay to the Participating Broker-Dealers.

Exhibit B
To
Dealer Manager Agreement

ACTIVCARE AT BRESSI RANCH, LLC

PARTICIPATING DEALER AGREEMENT

Ladies and Gentlemen:

Courtlandt Securities Corporation, as the dealer manager (**"Dealer Manager"**) for ActivCare at Bressi Ranch, LLC (the **"Company"**), a California limited liability company, invites you (the **"Dealer"**) to participate in the distribution of Class A Units of the Company's Membership Interests (**"Units"**) subject to the following terms:

I. Dealer Manager Agreement

The Dealer Manager and the Company have entered into that certain Dealer Manager Agreement dated _______________, 2011 (the **"Dealer Manager Agreement"**). By your acceptance of this Participating Dealer Agreement, you will become one of the Dealers referred to in such Agreement between the Company and the Dealer Manager and will be entitled and subject to the indemnification provisions contained in the Dealer Manager Agreement, including specifically the provisions of Section 4 of the Dealer Manager Agreement. Such indemnification obligations shall survive the termination of this Participating Dealer Agreement. Except as otherwise specifically stated herein, all terms used in this Participating Dealer Agreement have the meanings provided in the Dealer Manager Agreement. The Units are offered solely through broker-dealers who are members of the Financial Industry Regulatory Authority (**"FINRA"**).

Dealer hereby agrees to use its best efforts to sell the Units for cash on the terms and conditions stated in the Circular. Nothing in this Participating Dealer Agreement shall be deemed or construed to make Dealer an employee, agent, representative or partner of the Dealer Manager or of the Company, and Dealer is not authorized to act for the Dealer Manager or the Company or to make any representations except as set forth in the Circular and Authorized Sales Materials.

II. Submission of Orders

Those persons who purchase Units will be instructed by the Dealer to make their checks payable to Comerica Bank as escrow agent for the Company, (**"Escrow Agent"**). Any Dealer receiving a check not conforming to the foregoing instructions shall return such check directly to such subscriber not later than noon of the next business day following its receipt. Checks received by the Dealer which conform to the foregoing instructions shall be transmitted for deposit pursuant to one of the methods in this Article II. Transmittal of received investor funds will be made in accordance with the following procedures:

> Where, pursuant to the Dealer's internal supervisory procedures, internal supervisory review is conducted at the same location at which subscription documents and checks are received from subscribers, checks will be transmitted by noon of the next business day following receipt by the Dealer to the Escrow Agent for deposit directly with the Escrow Agent.
>
> Where, pursuant to the Dealer's internal supervisory procedures, final and internal supervisory review is conducted at a different location, checks will be transmitted by noon of the next business day following receipt by the Dealer to the office of the Dealer conducting such final internal supervisory review (the **"Final Review Office"**). The Final Review Office will in turn transmit by 5:00 pm of the next business day following receipt at a different location by the Final Review Office such checks to the Escrow Agent for deposit directly with the Escrow Agent.

III. Pricing

Except as may be otherwise provided for in the **"Plan of Distribution"** section of the Circular, Units shall be offered to the public at the offering price of $1,000 per Unit. Except as otherwise indicated in the Circular or in any letter or memorandum sent to the Dealer by the Company or Dealer Manager, a minimum initial purchase of 20 Units is required.

IV. Representations and Warranties of Dealer

Dealer represents and warrants to the Company and the Dealer Manager and agrees that:

A. Dealer will undertake all reasonable investigation, review, and inquiry to ensure, to the best of its reasonable knowledge and belief, that the investment is suitable for such potential investor upon the basis of the information known to Dealer or disclosed by such potential investor as to his other security holdings and as to his financial situation and needs. Dealer shall keep written records supporting this representation and warranty and such records shall be made available to the Company or Dealer Manager promptly upon request.

B. Dealer shall deliver to each prospective investor, prior to any submission by such prospective investor, a written offer to buy any Units, a copy of the Circular.

C. Dealer will not deliver to any offeree any written documents pertaining to the Company or the Units, other than the Circular, and any Authorized Sales Materials that are supplied to Dealer by the Company or its affiliates. Without intending to limit the generality of the foregoing, Dealer shall not deliver to any prospective investor any material pertaining to the Company or any of its affiliates that has been furnished as **"broker/dealer information only."**

D. Dealer will make reasonable inquiry to determine whether a prospective investor is acquiring Units for his own account or on behalf of other persons and not for the purpose of resale or other distribution thereof.

E. Dealer will not give any information or make any representation or warranty in connection with the Offering, the Company or the Units other than those contained in the Circular and any Authorized Sales Materials.

F. Dealer will abide by, and will take reasonable precautions to ensure compliance by prospective investors from whom Dealer has solicited an offer to purchase, all provisions contained in the Circular regulating the terms and manner of the Offering.

G. In its solicitation of offers for the Units, Dealer will comply with all applicable requirements of the Act, the Exchange Act, applicable state securities laws, and the applicable Rules and Regulations.

H. Dealer is (and will continue to be) a member in good standing with FINRA, will abide by the rules and regulations of FINRA, is in full compliance with all applicable requirements under the Exchange Act, and is registered as a broker-dealer in all of the jurisdictions in which Dealer solicits offers to purchase the Units.

I. Dealer will not take any action in conflict with, or omit to take any action the omission of which would cause Dealer to be in violation of the requirements of the Act, the Exchange Act, or applicable state securities or blue sky laws.

J. Dealer will use reasonable efforts to ensure that all investors who are acquiring Units have and will satisfy all conditions described in the Circular and the Subscription Agreement.

K. Each of the representations and warranties made by each prospective investor to the Company in the Subscription Agreement, is, to the Dealer's best knowledge, information, and belief, after due inquiry, true and correct as of the date thereof and as of the date of purchase of the Units by such investor.

V. Dealers' Commissions

Except as otherwise provided in the "**Plan of Distribution**" section of the Circular, the Dealer's sales commission applicable to the Units sold by Dealer which it is authorized to sell hereunder is ____% of the gross proceeds of Units sold by it and accepted and confirmed by the Company, which commission will be payable by the Dealer Manager. For these purposes, Units shall be deemed to be "**sold**" if and only if a transaction has closed with a subscriber for Units pursuant to all applicable offering and subscription documents, the Company has accepted the subscription agreement of such subscriber, and such Units have been fully paid for. The Dealer affirms that the Dealer Manager's liability for commissions payable is limited solely to the proceeds of commissions receivable from the Company, and the Dealer hereby waives any and all rights to receive payment of commissions due until such time as the Dealer Manager is in receipt of the commission from the Company. In addition, as set forth in the Circular, the Dealer Manager may, in its sole discretion, re-allow a portion of its dealer manager fee to Dealers participating in the offering of Units as marketing fees, reimbursement of costs and expenses of attending educational conferences or to defray other distribution-related expenses.

The parties hereby agree that the foregoing commission is not in excess of the usual and customary distributors' or sellers' commission received in the sale of securities similar to the Units, that Dealer's interest in the Offering is limited to such commission from the Dealer Manager and Dealer's indemnity referred to in Section 4 of the Dealer Manager Agreement, and that the Company is not liable or responsible for the direct payment of such commission to the Dealer. In addition, as set forth in the Circular, the Dealer Manager may reimburse Dealer an amount of gross offering proceeds for bona fide due diligence expenses incurred by such Dealer. The Dealer Manager shall have the right to require the Dealer to provide a detailed and itemized invoice as a condition to the reimbursement of any such due diligence expenses.

VI. Applicability of Indemnification

Each of the Dealer and Dealer Manager hereby acknowledges and agrees that it will be subject to the obligations set forth in, and entitled to the benefits of all the provisions of, the Dealer Manager Agreement, including but not limited to, the representations and warranties and the indemnification obligations contained in the Dealer Manager Agreement, including specifically the indemnification provisions of Section 4 of the Dealer Manager Agreement. Such indemnification obligations shall survive the termination of this Participating Dealer Agreement and the Dealer Manager Agreement.

VII. Payment

Payments of sales commissions will be made by the Dealer Manager (or by the Company as provided in the Dealer Manager Agreement) to Dealer within 30 days of the receipt by the Dealer Manager of the gross commission payments from the Company.

VIII. Right to Reject Orders or Cancel Sales

All orders, whether initial or additional, are subject to acceptance by and shall only become effective upon confirmation by the Company, which reserves the right to reject any order. Orders not accompanied by a Subscription Agreement Signature Page and the required check in payment for the Units may be rejected. Issuance of the Units will be made only after actual receipt of payment. If any check is not paid upon presentment, or if the Company is not in actual receipt of clearinghouse funds or cash, certified or cashier's check or the equivalent in payment for the Units within 15 days of sale, the Company reserves the right to cancel the sale without notice. In the event an order is rejected, canceled or rescinded for any reason, Dealer agrees to return to the Dealer Manager any commission theretofore paid with respect to such order within 30 days thereafter and, failing to do so, the Dealer Manager shall have the right to offset amounts owed against future commissions due and otherwise payable to Dealer.

IX. Circular and Authorized Sales Materials

Dealer is not authorized or permitted to give, and will not give, any information or make any representation (written or oral) concerning the Units, except as set forth in the Circular and any Authorized Sales Materials. The Dealer Manager will supply Dealer with reasonable quantities of the Circular, any supplements thereto and any amended Circular, as well as any Authorized Sales Materials, for delivery to investors, and Dealer will deliver a copy of the Circular and all supplements thereto and any amended Circular to each investor to whom an offer is made prior to or simultaneously with the first solicitation of an offer to sell the Units to an investor. Dealer agrees that it will not send or give any Authorized Sales Materials to an investor unless it has previously sent or given a Circular to that investor or has simultaneously sent or given a Circular with such Authorized Sales Materials. Dealer agrees that it will not show or give to any investor or prospective investor or reproduce any material or writing which is supplied to it by the Dealer Manager and marked **"broker-dealer use only"** or otherwise bearing a legend denoting that it is not to be used in connection with the sale of Units to members of the public. Dealer agrees that it will not use in connection with the offer or sale of Units any material or writing supplied to it by the Company or the Dealer Manager bearing a legend which states that such material may not be used in connection with the offer or sale of the Units or any other securities. Dealer further agrees that it will not use in connection with the offer or sale of Units any materials or writings which have not been previously authorized or approved by the Dealer Manager.

Dealer agrees to furnish a copy of any revised preliminary Circular to each person to whom it has furnished a copy of any previous preliminary Circular, and further agrees that it will itself mail or otherwise deliver all preliminary and final Circulars required for compliance with the provisions of Rule 15c2-8 under the Exchange Act. Regardless of the termination of this Participating Dealer Agreement, Dealer will deliver a Circular in transactions in the Units for a period of 90 days from the effective date of the Circular and Form 1A or such longer period as may be required by the Exchange Act. On becoming a Dealer, and in offering and selling Units, Dealer agrees to comply with all the applicable requirements under the Act and the Exchange Act.

X. License and Association Membership

Dealer's acceptance of this Participating Dealer Agreement constitutes a representation to the Company and the Dealer Manager that Dealer is a properly registered broker-dealer under the Exchange Act, is duly licensed as a broker-dealer and authorized to sell Units under Federal and state securities laws and regulations and in all states where it offers or sells Units, and that it is a member in good standing of FINRA. Dealer agrees to notify the Dealer Manager immediately in writing and this Participating Dealer Agreement shall automatically terminate if Dealer ceases to be a member in good standing of FINRA, is subject to a FINRA suspension, or its registration as a broker-dealer under the Exchange Act is terminated or suspended. Dealer hereby agrees to abide by all applicable FINRA Rules, including, but not limited to, FINRA Rule 2310.

Dealer Manager represents and warrants that it is currently, and at all times while performing its functions under this Participating Dealer Agreement will be, a properly registered broker-dealer under the Exchange Act and under state securities laws to the extent necessary to perform the duties described in this Participating Dealer Agreement, and that it is a member in good standing of FINRA. The Dealer Manager agrees to notify Dealer immediately in writing if it ceases to be a member in good standing with FINRA, is subject to a FINRA suspension, or its registration as a broker-dealer under the Exchange Act is terminated or suspended. The Dealer Manager hereby agrees to abide by all applicable FINRA Rules, specifically including, but not limited to, FINRA Rule 2310.

XI. Anti-Money Laundering Compliance Programs

Dealer's acceptance of this Participating Dealer Agreement constitutes a representation to the Company and the Dealer Manager that Dealer has established and implemented an anti-money laundering compliance program (**"AML Program"**) in accordance with applicable law, including applicable FINRA Rules, SEC Rules and Section 352 of the Money Laundering Abatement Act, reasonably expected to detect and cause the reporting of suspicious transactions in connection with the sale of Units of the Company. Dealer hereby agrees to furnish, upon request, a copy of its AML Program to the Dealer Manager for review and to promptly notify the Dealer Manager of any material changes to its AML Program.

XII. Limitations of Offer and Suitability

Dealer will offer Units only to persons who meet the suitability standards set forth in the Circular or in any suitability letter or memorandum sent to it by the Company or the Dealer Manager and will only make offers to persons in the states in which it is advised in writing that the Units are qualified for sale or that such qualification is not required.

In offering Units, Dealer will comply with the provisions of the applicable FINRA Rules, as well as all other applicable rules and regulations relating to suitability of investors. Nothing contained in this Participating Dealer Agreement shall be construed to impose upon the Company or the Dealer Manager the responsibility of assuring that prospective investors meet the suitability standards set forth in the Circular, or to relieve Dealer from the responsibility of assuring that prospective investors meet the suitability standards in accordance with the terms and provisions of the Circular.

Dealer further represents, warrants and covenants that no Dealer, or person associated with Dealer, shall offer or sell Units in any jurisdiction except to investors who satisfy the investor suitability standards and minimum investment requirements under the most restrictive of the following: (1) applicable provisions of the Circular; (2) the laws of the jurisdiction of which such investor is a resident; or (3) applicable FINRA Rules including FINRA Rule 2310. Dealer agrees to ensure that, in recommending the purchase, sale or exchange of Units to an investor, each Dealer, or person associated with Dealer, shall have reasonable grounds (as required by FINRA Rule 2310) to believe, on the basis of information obtained from the investor (and thereafter maintained in the manner and for the period provided in such Rules) concerning his financial status, tax status, investment objectives and any other information known to Dealer, or person associated with Dealer, that: (A) the investor is or will be in a financial position appropriate to enable him to realize to a significant extent the benefits described in the Circular, including the tax benefits to the extent they are a significant aspect of the Company; (B) the investor has a fair market net worth sufficient to sustain the risks inherent in an investment in Units in the amount proposed, including loss, and lack of liquidity of such investment; (C) that the investor has an apparent understanding of the fundamental risks of an investment in Units, the lack of liquidity of the Units, the background and qualifications of the sponsor, the advisor to the Company and their affiliates, and the tax consequences of an investment in the Units; and (D) an investment in Units is otherwise suitable for such investor. Dealer further represents, warrants and covenants that Dealer, or a person associated with Dealer, will make every reasonable effort to determine the suitability and appropriateness of an investment in Units of each proposed investor by reviewing documents and records disclosing the basis upon which the determination as to suitability was reached as to each purchaser of Units pursuant to a subscription solicited by Dealer, whether such documents and records relate to accounts which have been closed, accounts which are currently maintained, or accounts hereafter established. Dealer agrees to retain such documents and records in Dealer's records for a period of six years from the date of the applicable sale of Units and to make such documents and records available to (i) the Dealer Manager and the Company upon request, and (ii) to representatives of the SEC, FINRA and applicable state securities administrators upon your firm's receipt of an appropriate document subpoena or other appropriate request for documents from any such agency. Dealer shall not purchase any Units for a discretionary account without obtaining the prior written approval of Dealer's customer and his or her signature on a Subscription Agreement.

XIII. Due Diligence and Adequate Disclosure

Prior to offering the Units for sale, Dealer shall have conducted an inquiry such that Dealer has reasonable grounds to believe, based on information made available to Dealer by the Company or the Dealer Manager through the Circular or other materials, that all material facts are adequately and accurately disclosed and provide a basis for evaluating a purchase of Units. In determining the adequacy of disclosed facts pursuant to the foregoing, each Dealer may obtain, upon request, information on material facts relating at a minimum to the following: (1) items of compensation; (2) physical properties; (3) tax aspects; (4) financial stability and experience of the Company and its advisor; (5) conflicts and risk factors; and (6) appraisals and other pertinent reports.

Notwithstanding the foregoing, each Dealer may rely upon the results of an inquiry conducted by an independent third party retained for that purpose or another Dealer, provided that: (1) such Dealer has reasonable grounds to believe that such inquiry was conducted with due care by said independent third party or such other

Dealer; (2) the results of the inquiry were provided to Dealer with the consent of the other Dealer conducting or directing the inquiry; and (3) no Dealer that participated in the inquiry is an affiliate of the Company.

Prior to the sale of the Units, each Dealer shall inform each prospective purchaser of Units of pertinent facts relating to the Units including specifically the lack of liquidity and lack of marketability of the Units during the term of the investment.

XIV. Compliance with Record Keeping Requirements

Dealer agrees to comply with the record keeping requirements of the Exchange Act, including but not limited to, Rules 17a-3 and 17a-4 promulgated under the Exchange Act. Dealer further agrees to keep such records with respect to each customer who purchases Units, his suitability and the amount of Units sold and to retain such records for such period of time as may be required by the SEC, any state securities commission, FINRA or the Company.

XV. Customer Complaints

Each party hereby agrees to promptly provide to the other party copies of any written or otherwise documented complaints from customers of Dealer received by such party relating in any way to the Offering (including, but not limited to, the manner in which the Units are offered by the Dealer Manager or Dealer), the Units or the Company.

XVI. Effectiveness, Termination and Amendments

This Participating Dealer Agreement shall become effective upon the execution hereof by Dealer and receipt of such executed Participating Dealer Agreement by the Dealer Manager; provided, however, that in the event of the execution of this Participating Dealer Agreement prior to the time that the Circular, as defined in the Dealer Manager Agreement, becomes effective with the SEC, this Participating Dealer Agreement shall not become effective prior to the Circular being qualified with the SEC and shall instead become effective simultaneously with the effectiveness of the Circular.

Dealer will immediately suspend or terminate its offer and sale of Units upon the request of the Company or the Dealer Manager at any time and will resume its offer and sale of Units hereunder upon subsequent request of the Company or the Dealer Manager. Any party may terminate this Participating Dealer Agreement by written notice. Such termination shall be effective 48 hours after the mailing of such notice. This Participating Dealer Agreement and the exhibits hereto are the entire agreement of the parties and supersedes all prior agreements, if any, between the parties hereto.

This Participating Dealer Agreement may be amended at any time by the Dealer Manager by written notice to the Dealer, and any such amendment shall be deemed accepted and agreed to by Dealer upon placing an order for sale of Units after receipt of such notice.

XVII. Privacy Laws

The Dealer Manager and Dealer (each referred to individually in this section as "**party**") agree as follows:

A. Each party agrees to abide by and comply with (1) the privacy standards and requirements of the Gramm-Leach-Bliley Act of 1999 ("**GLB Act**"), (2) the privacy standards and requirements of any other applicable Federal or state law, and (3) its own internal privacy policies and procedures, each as may be amended from time to time.

B. Dealer agrees to provide privacy policy notices required under the GLB Act resulting from purchases of Units made by its customers pursuant to this Participating Dealer Agreement.

C. Each party agrees to refrain from the use or disclosure of nonpublic personal information (as defined under the GLB Act) of all customers who have opted out of such disclosures except as necessary to service the customers or as otherwise necessary or required by applicable law; and

D. Each party shall be responsible for determining which customers have opted out of the disclosure of nonpublic personal information by periodically reviewing and, if necessary, retrieving a list of such customers (the "List") to identify customers that have exercised their opt-out rights. In the event either party uses or discloses nonpublic personal information of any customer for purposes other than servicing the customer, or as otherwise required by applicable law, that party will consult the List to determine whether the affected customer has exercised his or her opt-out rights. Each party understands that each is prohibited from using or disclosing any nonpublic personal information of any customer that is identified on the List as having opted out of such disclosures.

XVIII. Notice

Any notice in this Participating Dealer Agreement permitted to be given, made or accepted by either party to the other, must be in writing and may be given or served by (1) overnight courier, (2) depositing the same in the United States mail, postpaid, certified, return receipt requested, or (3) facsimile transmission. Notice deposited in the United States mail shall be deemed given three (3) business days after mailing. Notice given in any other manner shall be effective when received at the address of the addressee. For purposes hereof the addresses of the parties, until changed as hereafter provided, shall be as follows:

To Dealer Manager:	Courtlandt Securities Corporation 3991 MacArthur Boulevard, Suite 320 Newport Beach, CA 92660 Attention: Mike Cruz Fax: ________________
To Company:	Address Specified By Dealer on Dealer Signature Page

XIX. Attorney's Fees, Applicable Law and Venue; Arbitration

In any action to enforce the provisions of this Participating Dealer Agreement or to secure damages for its breach, the prevailing party shall recover its costs and reasonable attorney's fees. This Participating Dealer Agreement shall be construed under the laws of the State of California and shall take effect when signed by Dealer and countersigned by the Dealer Manager. Dealer and Dealer Manager hereby acknowledge and agree that venue for any action brought hereunder shall lie exclusively in San Diego, California. In the event of any claim, controversy or dispute regarding any matter related to this Participating Dealer Agreement or the matters provided for herein, including any claim of indemnification under the Dealer Manager Agreement, the parties hereto agree that any such claim, controversy or dispute shall be settled pursuant to the arbitration procedures of FINRA, or, only if the FINRA procedure is unavailable, the procedures of the American Arbitration Association. It is agreed that any such proceeding shall take place only in San Diego, California. All parties agree that any award thereon may be entered into any federal or state court of competent jurisdiction in San Diego, California and hereby submit to the personal jurisdiction of the arbitration panel or court located in San Diego, California. The parties agree that the arbitrators in regard to any such claim, controversy or dispute shall have the power to award expenses, attorneys' fees and other costs in relation to any such action hereunder, except that the arbitrators shall not be empowered under any circumstances, and shall have no jurisdiction to, make any award of expenses, costs or fees not expressly provided for herein, or fail to make any award of expenses, costs or fees, as provided for by the express indemnification provisions of this Agreement. This arbitration provision shall not limit the right of any party hereto to seek and obtain equitable relief of an injunctive nature in any court of competent jurisdiction if such relief is necessary to preserve its rights hereunder.

XX. Severability

In the event that any court of competent jurisdiction declares any provision of this Participating Dealer Agreement invalid, such invalidity shall have no effect on the other provisions hereof, which shall remain valid and binding and in full force and effect, and to that end the provisions of this Participating Dealer Agreement shall be considered severable.

XXI. No Waiver

Failure by either party to promptly insist upon strict compliance with any of the obligations of the other party under this Participating Dealer Agreement shall not be deemed to constitute a waiver of the right to enforce strict compliance with respect to any obligation hereunder.

XXII. Assignment

This Participating Dealer Agreement may not be assigned by Dealer, except with the prior written consent of Dealer Manager. This Participating Dealer Agreement may be assigned by Dealer Manager with 10 days prior written notice to Dealer, but such assignment shall not release Dealer Manager from any liability under this Participating Dealer Agreement subsequent to any such assignment. This Participating Dealer Agreement shall be binding upon the parties hereto, their heirs, legal representatives, successors and permitted assigns.

XXIII. Authorization

Each party represents to the other that all requisite corporate proceedings have been undertaken to authorize it to enter into and perform under this Participating Dealer Agreement as contemplated herein, and that the individual who has signed this Participating Dealer Agreement below on its behalf is a duly elected officer that has been empowered to act for and on behalf of such party with respect to the execution of this Participating Dealer Agreement.

XXIV. Counterparts

This Participating Dealer Agreement may be executed in any number of counterparts. Each counterpart, when executed and delivered, shall be an original contract, but all counterparts, when taken together, shall constitute one and the same agreement.

THE DEALER MANAGER

COURTLANDT SECURITIES CORPORATION

By: ______________________________
Name: ____________________________
Its: ______________________________

We have read the foregoing Participating Dealer Agreement and we hereby accept and agree to the terms and conditions therein set forth. We hereby represent that the list below of jurisdictions in which we are registered or licensed as a broker or dealer and are fully authorized to sell securities is true and correct, and we agree to advise you of any changes to the information listed on this signature page during the term of this Participating Dealer Agreement.

1. Identity of Dealer:

Name:____

Type of entity:____
(to be completed by Dealer) (corporation, partnership or proprietorship)

Organized in the State of:____
(to be completed by Dealer) (State)

Licensed as broker-dealer in the following States:____

____
(to be completed by Dealer)

Tax I.D. #:____

2. Person to receive notice pursuant to Section XVIII.

Name:____

Company:____

Address:____

City, State and Zip Code:____

Telephone No.:(________)____

Fax No.:(________)____

AGREED TO AND ACCEPTED BY THE DEALER:

____
(Dealer's Firm Name)

By:______________________________
Signature

Title:______________________________

Date:______________________________

Exhibit (2)(a)

(See Attached)

LLC-1	File # 201115910246



State of California
Secretary of State

Limited Liability Company Articles of Organization

A $70.00 filing fee must accompany this form.

Important – Read instructions before completing this form.

ENDORSED - FILED
in the office of the Secretary of State
of the State of California
JUN 08 2011

This Space For Filing Use Only

Entity Name (End the name with the words "Limited Liability Company," or the abbreviations "LLC" or "L.L.C." The words "Limited" and "Company" may be abbreviated to "Ltd." and "Co.," respectively.)

1. NAME OF LIMITED LIABILITY COMPANY

ActivCare at Bressi Ranch, LLC

Purpose (The following statement is required by statute and should not be altered.)

2. THE PURPOSE OF THE LIMITED LIABILITY COMPANY IS TO ENGAGE IN ANY LAWFUL ACT OR ACTIVITY FOR WHICH A LIMITED LIABILITY COMPANY MAY BE ORGANIZED UNDER THE BEVERLY-KILLEA LIMITED LIABILITY COMPANY ACT.

Initial Agent for Service of Process (If the agent is an individual, the agent must reside in California and both Items 3 and 4 must be completed. If the agent is a corporation, the agent must have on file with the California Secretary of State a certificate pursuant to California Corporations Code section 1505 and Item 3 must be completed (leave Item 4 blank).

3. NAME OF INITIAL AGENT FOR SERVICE OF PROCESS

Kevin Moriarty

4. IF AN INDIVIDUAL, ADDRESS OF INITIAL AGENT FOR SERVICE OF PROCESS IN CALIFORNIA	CITY	STATE	ZIP CODE
9619 Chesapeake Drive, Suite 103	San Diego	CA	92123

Management (Check only one)

5. THE LIMITED LIABILITY COMPANY WILL BE MANAGED BY:

- [X] ONE MANAGER
- [ ] MORE THAN ONE MANAGER
- [ ] ALL LIMITED LIABILITY COMPANY MEMBER(S)

Additional Information

6. ADDITIONAL INFORMATION SET FORTH ON THE ATTACHED PAGES, IF ANY, IS INCORPORATED HEREIN BY THIS REFERENCE AND MADE A PART OF THIS CERTIFICATE.

Execution

7. I DECLARE I AM THE PERSON WHO EXECUTED THIS INSTRUMENT, WHICH EXECUTION IS MY ACT AND DEED.

June 8, 2011
DATE

SIGNATURE OF ORGANIZER

T. Rhys James, Organizer
TYPE OR PRINT NAME OF ORGANIZER



Exhibit 2(b)

(See Attached)

OPERATING AGREEMENT
of
ACTIVCARE AT BRESSI RANCH, LLC

TABLE OF CONTENTS

Page

OPERATING AGREEMENT
of
ACTIVCARE AT BRESSI RANCH, LLC

The Operating Agreement is made and entered into effective as of June 30, 2011 (the "Effective Date"), by and among the Members set forth on Exhibit A, attached hereto and as amended from time to time.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

The following terms, as used herein, shall have the following respective meanings:

1.1 Act – The Beverly-Killea Limited Liability Company Act, Cal. Corp. Code Section 17000, et seq., as amended from time to time.

1.2 Additional Member – A member other than an Initial Member or a Substitute Member who has acquired a Membership Interest from the Company.

1.3 Affiliate – Any person or entity who directly or indirectly controls, is controlled by, or is under common control with the Company or the Manager.

1.4 Agreement – This Operating Agreement and all amendments thereto adopted in accordance with this Agreement and the Act.

1.5 Allocation Year - Unless otherwise required pursuant to the Code and Regulations, (i) the period commencing on the Effective Date and ending on the first December 31 thereafter, (ii) any subsequent Fiscal Year, or (iii) any portion of the period described in clauses (i) or (ii) for which the Company is required to allocate Profits, Losses and other items of Company income, gain, loss, deduction or other items pursuant to Section 6.1 hereof.

1.6 Articles – The Articles of Organization of the Company.

1.7 Assignee – A transferee of a Membership Interest who has not been admitted as a Substitute Member.

1.8 Assignor – A transferor of a Membership Interest.

1.9 Business Day – Any day other than Saturday, Sunday or any legal holiday observed in the State of California.

1.10 Capital Account – The account maintained for a Member or Assignee determined in accordance with Article V.

1.11 Capital Contribution – Any contribution actually made to the capital of the

Company pursuant to Section 5.1 by or on behalf of a Member or Assignee.

1.12 Capital Transaction – The sale, disposition or refinancing of all or substantially all of the Company's assets.

1.13 Cash Available from Operations – Total cash revenues generated by the Company, less cash expenditures, management fees, debt service and other operating expense and less amounts set aside for reserves.

1.14 Class A Members – The Members identified as Class A Members on the Exhibit A hereto with the rights and obligations of Class A Members set forth in this Agreement.

1.15 Class A Membership Interests – The Membership Interests of the Company owned by the Class A Members. Class A Membership Interests are denominated as units of the Company's Membership Interests termed "Class A Units." The aggregate number of authorized Class A Units of the Company is 5,000.

1.16 Class B Members – The Members identified as Class B Members on the Exhibit A hereto with the rights and obligations of Class B Members set forth in this Agreement. The Class B Members shall be further subdivided into the following series of Class B Member: "Series B-1A Members," "Series B-1B Members," "Series B-2 Members," and "Series B-3 Members" each as set forth on Exhibit A.

1.17 Class B Membership Interests – The Membership Interests of the Company owned by the Class B Members as further subdivided into the following series of Class B Membership Interest "Series B-1A Membership Interests," "Series B-1B Membership Interests," "Series B-2 Membership Interests," and "Series B-3 Membership Interests." The Class B Membership Interests are denominated as units of the Company's Membership Interests termed "Class B Units," as further subdivided into "Series B-1A Units," "Series B-1B Units," "Series B-2 Units," and "Series B-3 Units," in accordance with the class of Membership Interest represented thereby. The aggregate numbers of authorized Class B Units is 5,000, as further subdivided into 625 authorized Series B-1A Units, 625 authorized Series B-1B Units, 1,250 authorized Series B-2 Units, and 2,500 authorized Series B-3 Units.

1.18 Closing – The closing of the purchase of Class A Units pursuant to the Offering.

1.19 Closing Date – The date of the Closing of the purchase of Class A Units pursuant to the Offering.

1.20 Company – The company named in the introductory paragraph of this Operating Agreement, and any successor thereof.

1.21 Company Liability - Any enforceable debt or obligation for which the Company is liable or which is secured by any Company Property.

1.22 Company Minimum Gain – The extent to which a nonrecourse liability exceeds the adjusted tax basis of the Company Property it encumbers. The amount of Company Minimum Gain shall be determined in accordance with Regulations Section 1.704-2(d) by substituting the terms "Company" and "Holder" for the terms "partnership" and "partner," respectively, in each place they appear therein.

1.23 Company Property – Any Property owned by the Company.

1.24 Contribution – A contribution as defined by the Act.

1.25 Cumulative Return – A cumulative preferred return, without compounding, of eight percent (8%) per annum on the Unreturned Capital of the Class A Members.

1.26 Depreciation – For any Allocation Year, the cost recovery deduction with respect to an Property for such year or other period as determined for federal income tax purposes, provided that if the Gross Property Value of such Property differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, depreciation shall be determined as provided in Regulations Section 1.704-1(b)(2)(iv)(g)(3).

1.27 Disposition (Dispose) – Any sale, assignment, transfer, exchange, mortgage, pledge, grant, hypothecation, or other transfer, absolute or as security or encumbrance (including dispositions by operation of law).

1.28 Dissolution Event – An event, the occurrence of which will result in the dissolution of the Company under Article IX unless the Members agree to the contrary by vote hereunder.

1.29 Distribution – A distribution of Money or Property made pursuant to this Operating Agreement.

1.30 Economic Interest – A Person's right to share in the income, gains, losses, deductions, credits or similar items of, and to receive Distributions from, the Company, exclusive of any other rights of a Member including, without limitation, the right to vote or to participate in management, or any right to information concerning the business and affairs of the Company.

1.31 Effective Date – As defined in the pre-amble to this Agreement.

1.32 ERISA – The Employee Retirement Income Security Act of 1974, as amended.

1.33 Fiscal Year – The taxable year of the Company for federal income tax purposes as determined in Section 10.3.

1.34 Gross Property Value – With respect to any Property of the Company, the Gross Property Value means the Property's adjusted basis for federal income tax purposes, except as follows:

(a)The initial Gross Property Value of any Property contributed by a Member to the Company shall be the gross fair market value of such Property, as determined by the Manager, when such Property is contributed;

(b)The Gross Property Values of all Company Properties may be adjusted equal to their respective gross fair market values (taking Code Section 7701(g) into account), as determined by the Manager, as of the following times: (i) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis capital contribution; (ii) the distribution by the Company to a Member of more than a de minimis amount of Company property as consideration for an interest in the Company; (iii) the grant of an interest in the Company (other than a de minimis interest), as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity, or by a new Member acting in a Member capacity or in anticipation of being a Member; and (iv) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), provided that an adjustment described in clauses (i), (ii) and (iii) of this paragraph shall be made only if the Manager reasonably determines that such adjustment is necessary to reflect the relative economic interests of the Members in the Company;

(c)The Gross Property Value of any item of Company Properties distributed to any Member shall be adjusted to equal the gross fair market value (taking Code Section 7701(g) into account) of such Property on the date of distribution as determined by the Manager; and

(d)The Gross Property Values of Company Properties shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such Properties pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) and subparagraph (f) of the definition of "Profits" and "Losses" or Section 6.2.3 hereof; provided, however, that Gross Property Values shall not be adjusted pursuant to this subparagraph (d) to the extent that an adjustment pursuant to subparagraph (b) is required in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (d).

If the Gross Property Value of an Property has been determined or adjusted pursuant to subparagraph (a), (b) or (d), such Gross Property Value shall thereafter be adjusted by the Depreciation taken into account with respect to such Property, for purposes of computing Profits and Losses. For the avoidance of doubt, for purposes of this definition, fair market value shall be determined by the Manager.

1.35 Holder – A Person holding an Economic Interest, whether as a Member or as an Assignee.

1.36 Initial Member – The Initial Member is Income Property Group, a California corporation, as set forth in Section 5.1.

1.37 IRC – The Internal Revenue Code of 1986, as amended.

1.38 Internal Rate of Return or IRR – The internal rate of return for the not necessarily periodic cash distributions received by a Member under Sections 7.1 and 7.2 of this Agreement calculated in accordance with the following formula: $0=\sum_{i=1}^{N}\frac{P_i}{(1+rate)^{\frac{(d_i-d_1)}{365}}}$, as such formula is implemented by the Microsoft Office® Excel 2007® XIRR function. Unless otherwise set forth herein, IRR shall be calculated from the date of the Closing.

1.39 Majority – The affirmative vote or consent of Members holding Percentage Interests in excess of one-half of the Percentage Interests of all the Members entitled to vote on a particular matter.

1.40 Manager – A manager as defined by the Act selected to manage the affairs of the Company under Article IV hereof.

1.41 Member – A member as defined by the Act, including all Substitute Members and Additional Members (but not including any Assignee or any Member who has Dissociated).

1.42 Membership Interest – A membership interest of any class of the Company, as defined by the Act.

1.43 Money – Cash or other legal tender of the United States, or any obligation that is immediately reducible to legal tender without delay or discount. Money shall be considered to have a fair market value equal to its face amount.

1.44 Net Proceeds from Capital Transaction – Net cash proceeds from a Capital Transaction remaining after (i) payment of any indebtedness of the Company including the repayment of any secured or unsecured loans from the Members or third parties; (ii) payment of all expenses relating to the transaction, and (iii) establishing reserves to meet current or reasonably expected obligations of the Company (to the extent determined necessary by the Manager).

1.45 Nonrecourse Liability – Nonrecourse Liability has the meaning set forth in Section 1.704-2(b)(3) of the Regulations

1.46 Notice – Except as otherwise expressly provided herein, all Notices shall be in writing. Notice to the Company shall be considered given when mailed by first class mail postage prepaid addressed to any Manager in care of the Company at the address of the principal place of business of the Company. Notice to a Member shall be considered given when mailed by first class mail postage prepaid addressed to the Member at the address set forth on Exhibit A to this Agreement unless the Member has given the Company a Notice of a different address.

1.47 Offering – that certain offering of Class A Membership Interests of the Company being made pursuant to the offering statement of the Company on Form 1-A filed with the United States Securities and Exchange Commission.

1.48 Organization – A Person other than a natural person. Organization includes, without limitation, corporations (both non-profit and other corporations), partnerships (both limited and general), trusts, joint ventures, limited liability companies, and unincorporated associations, but the term does not include joint tenancies and tenancies by the entirety.

1.49 Partner Nonrecourse Debt – shall have the meaning set forth in Section 1.704-2(b)(4) of the Regulations.

1.50 Partner Nonrecourse Debt Minimum Gain – means an amount, with respect to each Partner Nonrecourse Debt, equal to the Partnership Minimum Gain that would result if such Partner Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Section 1.704-2(i)(3) of the Regulations.

1.51 Partner Nonrecourse Deductions – shall have the meaning set forth in Sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Regulations.

1.52 Partnership Minimum Gain – shall have the meaning set forth in Section 1.704-2(d) of the Regulations.

1.53 Percentage Interest – With respect to a Member or Holder, the percentage derived by dividing the number of units of the Company's Membership Interest or, in the case of a Holder, Economic Interest held by such Member or Holder by the total number of outstanding units of Membership Interest and Economic Interest held by all Members and Holders as of a given time. The Manager shall set forth each Member or Holder's Percentage Interest, with respect to the Company's Membership and Economic Interests as a whole and by class, on Exhibit A attached hereto, as amended from time to time in accordance with Section 3.3 hereof.

1.54 Person – A person as defined by the Act.

1.55 Proceeding – Any judicial or administrative trial, hearing or other activity, civil, criminal or investigative, the result of which may be that a court, arbitrator, or governmental agency may enter a judgment, order, decree, or other determination which, if not appealed and reversed, would be binding upon the Company, a Member or other person subject to the jurisdiction of such court, arbitrator, or governmental agency.

1.56 Profits and Losses - For any Allocation Year means an amount equal to the Company's taxable income or loss for such Allocation Year, determined in accordance with Code Section 703(a) for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss, with the following adjustments (without duplication):

(a)Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition of "Profits" and "Losses" shall be added to such taxable income or loss;

(b)Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this definition of "Profits" and "Losses" shall be subtracted from such taxable income or loss;

(c)In the event the Gross Property Value of any Company Property is adjusted pursuant to subparagraphs (b) or (c) of the definition of Gross Property Value, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Gross Property Value of the Property) or an item of loss (if the adjustment decreases the Gross Property Value of the Property) from the disposition of such Property and shall be taken into account for purposes of computing Profits or Losses;

(d)Gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Property Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Property Value;

(e)In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Allocation Year, computed in accordance with the definition of Depreciation;

(f)To the extent an adjustment to the adjusted tax basis of any Company Property pursuant to Code Section 734(b) or 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's Membership Interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the Property) or loss (if the adjustment decreases such basis) from the disposition of such Property and shall be taken into account for purposes of computing Profits or Losses; and

(g)Notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Section 6.2 hereof shall not be taken into account in computing Profits or Losses.

The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Section 6.2 hereof shall be determined by applying rules analogous to those set forth in subparagraphs (a) through (f) above.

1.57 Property – Any property real or personal, tangible or intangible, including money and any legal or equitable interest in such property, but excluding services and promises to perform services in the future.

1.58 Regulations – Except where the context indicates otherwise, the permanent, temporary or proposed regulations of the Department of the Treasury promulgated under the IRC as such regulations may be amended from time to time.

1.59 Reorganization – the acquisition of all membership interests in Bressi Development LLC, a California limited liability company, and all limited partnership interests in R.A.C. Bressi, LP, a California limited partnership, in exchange for Class B Membership Interests of the Company, pursuant to that certain Reorganization Agreement by and among the Company, all of the limited partners of R.A.C. Bressi, LP and all of the members of Bressi Development LLC, dated June 23, 2011.

1.60 Substitute Member – An Assignee who has been admitted to all of the rights of membership pursuant to the Operating Agreement.

1.61 Taxing Jurisdiction – Any state, local, or foreign government that collects tax, interest or penalties, however designated, on any Member's share of the income or gain attributable to the Company.

1.62 Term – As specified in Section 2.7.

1.63 Unreturned Capital – The amount of a Member's cash Capital Contribution(s) to the Company under this Agreement reduced by any distributions received under Section 7.2.1.

ARTICLE II

FORMATION

2.1 Purpose. The purposes of the Company are to (i) acquire, finance and otherwise dispose of all or any portion of the Membership Interests in Bressi Development LLC, a California limited liability company and all or any portion of the limited partnership interests in R.A.C. Bressi, LP a California limited partnership, (ii) to take or omit any actions necessary for such entities to operate the businesses for which they were established, and (iii) engage in any other activities permitted under the Act to advance the foregoing purposes.

2.2 Powers. The Company shall have all powers necessary to accomplish its purposes without the necessity of their specific enumeration herein including, without limitation, all powers described in Section 17003 of the Act.

2.3 Formation and Name. The Members hereby agree to form a limited liability company under the name of ACTIVCARE AT BRESSI RANCH, LLC, by the filing of the Articles pursuant to the provisions of Section 17050 of the Act. The Members desire to govern the affairs of the Company by entering into this Operating Agreement.

2.4 Principal Place of Business. The principal place of business of the Company shall be located at 9619 Chesapeake Drive, Suite 103, San Diego, California 92123, unless changed by the Manager.

2.5 Registered Office and Registered Agent. The Company's registered office shall be at 9619 Chesapeake Drive, Suite 103, San Diego, California 92123, and the name of its initial registered agent at such address shall be Kevin Moriarty. The Company may change the registered office and/or the registered agent at such times and from time to time as the Manager may deem advisable.

2.6 Records to be Maintained. The Company shall maintain the following records at its principal place of business:

2.6.1 A current list of the full name and last known business or residence address of each Member and Assignee set forth in alphabetical order, together with a schedule showing the Capital Contribution and Percentage Interest of each Member and Assignee;

2.6.2 A copy of the Articles and all amendments thereto, together with any powers of attorney pursuant to which the Articles or any amendments thereto were executed;

2.6.3 Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six most recent taxable years;

2.6.4 A copy of this Operating Agreement and any amendments hereto, together with any powers of attorney pursuant to which this Operating Agreement or any amendments hereto were executed;

2.6.5 Copies of the financial statements of the Company, if any, for the six most recent fiscal years;

2.6.6 The books and records of the Company as they relate to the internal affairs of the Company for at least the current and past four fiscal years; and

2.6.7 Any other records to be maintained pursuant to the Act.

2.7 Term. The Term of this Agreement shall commence upon the date the Articles are filed and shall continue until terminated pursuant to the terms of this Agreement.

ARTICLE III

MEMBERS

3.1 Initial Member. The Initial Member of the Company is Income Property Group which has been issued one Series B-3 Unit, as set forth on Exhibit A. As of the date of the Closing, the Initial Member's Series B-3 Unit shall be deemed redeemed by the Company and the Initial Member shall cease to be a Member of the Company.

3.2 Admission of Additional or Substitute Members. Additional Members may be admitted to the Company upon the consent of the Members required pursuant to Section 3.5, which such consent may be granted in their sole discretion. The foregoing notwithstanding, the Members hereby authorize the Manager to admit Additional Members pursuant to the terms of the Offering and the Reorganization. Each Additional Member shall execute a counterpart of this Agreement, agreeing thereby to be bound by all of the terms and provisions hereof. The signature pages to accepted Subscription Agreements of purchasers of Class A Units in the Offering shall be, and are hereby deemed, counterpart signature pages to this Operating Agreement. Substitute Members may be admitted to the

{00039442.1 }

Company upon the consent of the Manager. Admission of Substitute Members shall be governed by Article VIII of this Operating Agreement and, when not inconsistent, the Act. Any Substitute Member shall execute a counterpart of this Agreement, agreeing thereby to be bound by all of the terms and provisions hereof.

3.3 Amendment of Member Listing. Upon admission of an Additional Member or Substitute Member, Exhibit A hereto shall be amended accordingly by the Manager. No action or consent of the Members is necessary to make such amendment.

3.4 Limited Liability of Members. To the extent permitted by Section 17101 of the Act, Members shall not be personally liable for the liabilities of the Company.

3.5 Voting Rights. All Members shall be entitled to vote on any matter submitted to a vote of the Members. Unless otherwise specified herein, actions to be taken by Members require the consent of a Majority of the Percentage Interests represented at a duly held meeting of the Members or, if such action is taken by written consent, by a Majority of all of the Percentage Interests. Notwithstanding anything to the contrary in this Agreement, the Manager shall not take the following actions without first obtaining the consent of the Members as described below:

Action	Consent Required
Decision to dissolve the Company.	Members holding a Majority of Percentage Interests, and Class A Members holding a Majority of the Percentage Interests of the Class A Members
Decision to continue the business of the Company after a Dissolution Event.	Members holding a Majority of Percentage Interests, and Class A Members holding a Majority of the Percentage Interests of the Class A Members
Any amendment of the Articles or this Operating Agreement.	Members holding a Majority of Percentage Interests, and Class A Members holding a Majority of the Percentage Interests of the Class A Members
Issuance of any equity securities of the Company, or any security convertible into equity securities of the Company, other than in connection with the Offering or the Reorganization	Members holding a Majority of Percentage Interests, and Class A Members holding a Majority of the Percentage Interests of the Class A Members
Causing any of the Company's subsidiaries to issue any equity securities other than in connection with the Reorganization	Members holding a Majority of Percentage Interests, and Class A Members holding a Majority of the Percentage Interests of the Class A Members

Termination of the Company prior to the end of the Term.	Members holding a Majority of Percentage Interests, and Class A Members holding a Majority of the Percentage Interests of the Class A Members
Disposition by the Company of all or substantially all of the Company's assets.	Members holding a Majority of Percentage Interests, and Class A Members holding a Majority of the Percentage Interests of the Class A Members
Merger or Consolidation of the Company or any of its subsidiaries	Members holding a Majority of Percentage Interests, and Class A Members holding a Majority of the Percentage Interests of the Class A Members

3.5.1 The "Disposition by the Company of all or substantially all of the Company's assets" shall include the disposition of all or substantially all of the assets of any of the Company's subsidiaries. Income Property Group, as the manager of Bressi Development LLC and general partner of R.A.C. Bressi, LP shall cause neither of such Organizations to dispose of all or substantially all of its assets without first obtaining the consents of the Members required under this Section 3.5.

3.6 Meetings of Members.

3.6.1 Place of Meetings. Meetings of Members may be held at any place, either within or without the State of California, selected by the Person or Persons calling the meeting. If no other place is stated or fixed, all meetings shall be held at the principal place of business of the Company.

3.6.2 Calling of Meetings. A meeting of the Members may be called at any time by any Manager or by one or more Members with an aggregate Percentage Interest of more than ten percent (10%) for the purpose of addressing any matter on which the Members may vote.

3.6.3 Notice of Meetings. Whenever Members are required or permitted to take any action at a meeting, a Notice of the meeting shall be given not less than ten (10) calendar days nor more than sixty (60) calendar days before the date of the meeting to each Member entitled to vote at the meeting. The Notice shall state the place, date, and hour of the meeting and the general nature of the business to be transacted. No other business may be transacted at such a meeting.

3.6.4 Means of Providing Notice of Meetings. Any Notice of a meeting of the Members shall be given either personally or by mail or other means of written communication, including facsimile, charges prepaid, addressed to the Member at the address of the Member appearing on the books of the Company or given by the Member to the Company for the purpose of Notice, or, if no address appears or is given, at the place where the principal place of business of the Company is located or by publication at least once in a newspaper of general circulation in the county in which the principal place of business is located. The Notice shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by other means of written communication. An affidavit of mailing of any Notice in accordance with the provisions of this section, executed by a Manager or Member, shall be prima facie evidence of the giving of the Notice.

Upon written request to a Manager by any Person entitled to call a meeting of Members, the Manager shall immediately cause Notice to be given to the Members entitled to vote that a meeting will be held at a time requested by the Person calling the meeting, not less than ten (10) calendar days nor more than sixty (60) calendar days after the receipt of the request. If the Notice is not given within twenty (20) calendar days after receipt of the request, the Person entitled to call the meeting may give the Notice or, upon the application of that Person, the superior court of the county in which the principal place of business of the Company is located, or if the principal place of business is not in this state, the county in which the Company's address in this state is located, shall summarily order the giving of the Notice, after Notice to the Company affording it an opportunity to be heard. The procedure specified in subdivision (c) of Section 305 of the California Corporations Code shall apply to the application. The court may issue any order as may be appropriate, including, without limitation, an order designating the time and place of the meeting, the record date for determination of Members entitled to vote, and the form of Notice.

3.6.5 Adjourned Meetings. When a Members' meeting is adjourned to another time or place, unless the Articles or this Operating Agreement otherwise requires, and, except as provided in the Act, Notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Company may transact any business that may have been transacted at the original meeting. If the adjournment is for forty-five (45) calendar days or more, or if after the adjournment a new record date is fixed for the adjourned meeting, a Notice of the adjourned meeting shall be given to each Member entitled to vote at the meeting.

3.6.6 Validation of Meeting Held Without Proper Call or Notice. The actions taken at any meeting of Members, however called and noticed, and wherever held, have the same validity as if taken at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, [each of the Members entitled to vote, not present in person or by proxy, signs a written waiver of Notice or consents to the holding of the meeting or approves the minutes of the meeting.] All waivers, consents, and approvals shall be filed with the Company records or made a part of the minutes of the meeting. Attendance of a Member at a meeting shall constitute a waiver of Notice of the meeting, except when the Member objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Attendance at a meeting is not a waiver of any right to object to the consideration of matters required by this title to be included in the Notice but not so included, if the objection is expressly made at the meeting. Neither the business to be transacted nor the purpose of any meeting of Members need be specified in any written waiver of Notice, unless otherwise provided in the Articles or this Operating Agreement, except as provided in subsection 3.7.8.

3.6.7 Participation Through Telecommunications Equipment. Members may participate in a meeting of the Company through the use of conference telephones or similar communications equipment, as long as all Members participating in the meeting can hear one another. Participation in a meeting pursuant to this provision constitutes presence in person at that meeting.

3.6.8 Notice of General Nature of Meeting. Any action approved at a meeting, other than by unanimous approval of those entitled to vote, shall be valid only if the general nature of the proposal so approved was stated in the Notice of meeting or in any written waiver of Notice.

3.6.9 Quorum.

3.6.9.1 Members holding in excess of one-half of the Percentage Interests represented in person or by proxy shall constitute a quorum at a meeting of Members.

3.6.9.2 The Members present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the loss of a quorum, if any action taken after loss of a quorum, other than adjournment, is approved by the requisite Percentage Interests of Members specified in the Articles, this Operating Agreement, or the Act.

3.6.9.3 In the absence of a quorum, any meeting of Members may be adjourned from time to time by the vote of a majority of the Membership Interests represented either in person or by proxy at such meeting, but no other business may be transacted, except as provided in subparagraph 3.7.9.2 above.

3.6.10 Action Without a Meeting.

3.6.10.1 Any action that may be taken at any meeting of the Members may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed and delivered to the Company within sixty (60) calendar days of the record date for that action by Members having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all Members entitled to vote thereon were present and voted.

3.6.10.2 Unless the consents of all Members entitled to vote have been solicited in writing, (A) Notice of any Member approval of an amendment to the Articles or this Operating Agreement, a dissolution of the Company, or a merger of the Company, without a meeting by less than unanimous written consent shall be given at least ten (10) calendar days before the consummation of the action authorized by such approval, and (B) prompt Notice shall be given of the taking of any other action approved by Members without a meeting by less than unanimous written consent, to those Members entitled to vote who have not consented in writing.

3.6.10.3 Any Member giving a written consent, or the Member's proxyholder, may revoke the consent by a writing received by the Company prior to the time that written consents of Members having the minimum number of votes that would be required to authorize the proposed action have been received by the Company, but may not do so thereafter. This revocation is effective upon its receipt at the principal place of business of the Company.

3.6.11 Proxies. Every Member entitled to vote shall have the right to do so in person or by one (1) or more agents authorized by a written proxy executed by such Member or his duly authorized agent and filed with the Company. Any proxy executed is not revoked and continues in full force and effect until (i) a writing stating that the proxy is revoked or a duly executed proxy bearing a later date is filed with the Company prior to the vote pursuant thereto, (ii) the Member executing the proxy attends the meeting and votes in person, or (iii) written Notice of the death or incapacity of the maker of such proxy is received by the Company before the vote pursuant thereto is counted; provided that no proxy shall be valid after the expiration of eleven months from the date of its execution, unless the person executing it specifies therein the length of time for which such proxy is to continue in force.

3.6.12 Record Date. In order that the Company may determine the Members of record entitled to Notices of any meeting or to vote, or entitled to receive any Distribution or to exercise any rights in respect of any other lawful action, a Manager, or Members representing more than ten percent (10%) of the Percentage Interests, may fix, in advance, a record date, that is not more than sixty (60) calendar days nor less than ten (10) calendar days prior to the date of the meeting and not more than sixty (60) calendar days prior to any other action. If no record date is fixed:

3.6.12.1 The record date for determining Members entitled to Notice of or to vote at a meeting of Members shall be at the close of business on the business day next preceding the day on which Notice is given or, if Notice is waived, at the close of business on the business day next preceding the day on which the meeting is held.

3.6.12.2 The record date for determining Members entitled to give consent to Company action in writing without a meeting shall be the day on which the first written consent is given.

3.6.12.3 The record date for determining Members for any other purpose shall be at the close of business on the day on which the Manager adopt the resolution relating thereto, or the sixtieth day prior to the date of the other action, whichever is later.

3.6.12.4 The determination of Members entitled to Notice of or to vote at a meeting of Members shall apply to any adjournment of the meeting unless a Manager or the Members who called the meeting fix a new record date for the adjourned meeting, but the Manager or the Members who called the meeting shall fix a new record date if the meeting is adjourned for more than forty-five (45) calendar days from the date set for the original meeting.

3.7 Right of Inspection; Provision of Records to Members.

3.7.1 Right of Inspection. Each Member, Manager and Assignee has the right, upon reasonable request, for purposes reasonably related to the interest of that Person as a Member, Manager, or Assignee, to each of the following at the expense of the Company:

3.7.1.1 To inspect and copy during normal business hours any of the records required to be maintained by Section 2.6 above; and

3.7.1.2 To obtain from a Manager, promptly after becoming available, a copy of the Company's federal, state, and local income tax or information returns for each year.

3.7.2 Tax Information. The Company shall send or cause to be sent to each Holder within ninety (90) calendar days after the end of each taxable year such information as is necessary to complete their respective federal and state income tax or information returns.

3.7.3 Relationship with Act. Nothing in this Section 3.8 shall be construed as in any way limiting a Member's right of inspection as set forth in Section 17106 of the Act.

ARTICLE IV

MANAGER; OFFICERS

4.1 Management. Subject to the limitations of the Articles, the Act, and this Operating Agreement as to actions to be authorized or approved by the Members, the business and affairs of the Company shall be managed and all the Company powers shall be exercised by or under the direction of the Manager. The Manager may delegate the management of the day-to-day operation of the business of the Company to the officers of the Company or other persons provided that the business and affairs of the Company shall be managed and all powers shall be exercised under the ultimate direction of the Manager. Without prejudice to such general powers, but subject to the same limitations, the Manager shall have the following powers:

4.1.1 To institute, prosecute, and defend any Proceeding in the Company's name;

4.1.2 To purchase, receive, lease or otherwise acquire and deal with Property, wherever located;

4.1.3 To sell, convey, mortgage, pledge, lease, exchange, or otherwise Dispose of Property;

4.1.4 To invest and reinvest the Company's funds;

4.1.5 To borrow money and incur indebtedness for the purposes of the Company, and to cause to be executed and delivered therefor in the Company name promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations or other evidences of debt and securities therefor;

4.1.6 To change the principal place of business of the Company from one location to another as provided in Section 2.4 hereof, and to fix and locate from time to time one or more subsidiary offices of the Company within or without the State of California; and

4.1.7 To select and remove all of the officers, agents and employees of the Company, to prescribe such powers and duties for them as may not be inconsistent with law, with the Articles or this Operating Agreement, to fix their compensation, and to require from them security for faithful service.

4.2 Authorization of Certain Actions. By execution of this Operating Agreement, the Members, then existing, authorize the Manager to consummate the Reorganization, as well as conduct the Offering and take all actions concomitant thereto.

4.3 Number and Qualifications of Manager. Until changed by amendment of the Articles or an amendment to this section:

4.3.1 The authorized number of Managers shall be one (1). The Members hereby elect Income Property Group, a California corporation, as the initial Manager of the Company; and

4.3.2 The Manager need not be a Member of the Company.

4.4 Election of Manager.

4.4.1 Election at Meeting of Members. The Manager shall be elected by Members holding a Majority of Percentage Interests. Elections for Manager need not be by ballot unless a Member demands election by ballot at the meeting and before the voting begins.

4.4.2 Election by Written Consent. A Manager may alternatively be elected by a written consent action of Members made pursuant to Section 3.7.10 executed by Members holding a Majority of Percentage Interests.

4.5 Resignation/Removal of the Manager. The Manager may resign as a Manager at any time upon written Notice to the Company, without prejudice to the rights, if any, of the Company under any contract to which the Manager is a party. The Manager may be removed solely for "Good Cause" by an affirmative vote of either (i) Members holding in excess of 75% of the Percentage Interests, or (ii) Class A Members holding in excess of 75% of the Percentage Interests held by the Class A Members. Good Cause for this purpose shall mean willful misfeasance, bad faith, gross negligence or reckless disregard by the Manager in the performance of its duties, the criminal conviction of a federal or state securities law or any other criminal wrong-doing.

4.6 Term of Office as Manager. Each Manager shall serve until the earliest to occur of (i) the resignation of the Manager, or (ii) the removal of the Manager.

4.7 Indemnification/Exculpation.

4.7.1 The Manager, each Affiliate thereof and each officer, director, employee, Member or trustee of the Manager or an Affiliate thereof and their respective affiliates (each an "Indemnified Party" and collectively, the "Indemnified Parties") shall have no liability to the Company or to any Member for any claims, costs, expenses, damages, or losses suffered by the Company which arise out of any action or inaction of such Indemnified Party if such Indemnified Party meets the following standards (the following (i) and (ii) together, the "Indemnity Standards"): (i) such Indemnified Party, in good faith, reasonably determined that such course of conduct or omission was in, or not opposed to, the best interests of the Company, and (ii) such course of conduct did not constitute fraud, willful misconduct or gross negligence. No Indemnified Party shall have any liability to the Company or any Member for any claims or losses due to circumstances beyond its control, such as the bankruptcy or insolvency of a bank, dealer, brokerage firm or an error by a third-party service provider (to the extent that an Indemnified Party's failure to discover such error does not itself constitute gross negligence or willful misconduct). No Indemnified Party shall have any liability whatsoever in respect of valuations provided to such Indemnified Party by any reasonably qualified bank, dealer, broker or appraiser selected in good faith.

4.7.2 Each Indemnified Party shall be indemnified by the Company to the fullest extent allowed by applicable law against claims, costs, expenses, damages, losses, judgments, liabilities, and amounts paid in settlement of any claims (including, without limitation, any reasonable attorneys' fees and other costs or expenses incurred in connection with the defense of any actual or threatened action or proceeding) sustained by them in connection with the Company, provided that the same were not due to events or acts for which such Indemnified Party would not be entitled to exculpation pursuant to Section 4.7.1 above. For the avoidance of doubt, the indemnification provisions herein do not apply in the case of actions brought by any Indemnified Party against the Company. The Company shall acquire and maintain adequate liability insurance at the Company's expense with customary limits and deductibles covering the Indemnified Parties, to the extent the Manager determines that the same is available on commercially reasonable terms. The Manager shall provide evidence of insurance to the Members upon their request. The Company shall not incur the cost of that portion of any insurance, other than public liability insurance, which insures any party against any liability the indemnification of which is herein prohibited. Any person entitled to indemnification from the Company hereunder shall first use its commercially reasonable efforts to seek recovery under any other indemnity or any insurance policies by which such person is indemnified or covered, but if such recovery or advancement is not promptly forthcoming, the Company shall provide the indemnification and shall be subrogated to the right of the indemnified party to recover from such other sources.

4.8 Fiduciary Duties Owed by Manager. Manager shall owe fiduciary duties to the Company and the Members in the manner prescribed in the Act and under applicable case law. The foregoing notwithstanding, the Manager hereby agrees to use its commercially reasonable efforts to carry out the objectives and purposes of the Company and to cause its Affiliates to devote to such objectives and purposes such of their time, skill and attention during normal business hours as the Manager shall deem necessary or desirable; provided, however, that nothing contained in this Section 4.8 shall preclude the Manager or any Affiliate of the Manager or any of their respective officers, directors, employees, Members or trustees from acting, as a director, officer or employee of any corporation, a trustee of any trust, an executor or administrator of any estate, a Member of any Company or an administrative official of any other business entity, or from receiving any compensation or participating in any profits in connection with any of the foregoing, and neither the Company nor any other Member shall have any right to participate in any manner in any profits or income earned or derived by the Manager or any Affiliate thereof or any of their respective officers, directors, employees, Members or trustees, from or in connection with the conduct of any such other business venture or activity. The Manager, any Affiliate of the Manager, or any shareholder, officer, director, employee, partner, member or any person owning an interest therein, may engage in or possess an interest in any other business or venture of any nature or description, whether or not competitive with Company including, but not limited to, the acquisition, syndication, ownership, financing, leasing, operation, maintenance, management, brokerage, construction, and development of property similar to the purpose of the Company (as described in Section 2.1, as amended from time to time); and no Member or other person or entity shall have any interest in such other business or venture by reason of its interest in the Company.

4.9 Conduct of Meetings of Manager. The Manager may adopt such rules and regulations for the conduct of its meetings and the management of the Company not inconsistent with this Operating Agreement or the Act.

4.10 Actions of the Manager. Each Manager has the power to bind the Company as provided in this Article IV. If there is more than one Manager, decisions of the Managers shall be made by majority vote of the Managers if at a meeting, or by unanimous written consent. No act of a Member in contravention of such a determination shall bind the Company to Persons having knowledge of such determination.

4.11 Compensation of a Manager. The Company shall pay or reimburse a Manager or an Affiliate thereof for all direct costs, fees and expenses incurred by or on behalf of the Manager in connection with its management and operation, including but not limited to: (i) all costs, fees and expenses of the Manager directly related to the investigation, purchase, sale, preservation or retention of property or securities by the Company (including all fees and commissions of brokers and custodians, research expenses, travel costs, all fees and expenses relating to the registration and qualification for sale of such investments and all transfer taxes, and including all costs, fees and expenses incurred relating to potential investments); (ii) all federal, state and local taxes and filing fees payable by the Company; (iii) all costs, fees and expenses relating to accountings and the preparation and mailing of financial, tax and performance reports to the Company, including the allocable share of the costs, fees and expenses relating to internal accounting and tax preparation functions should the Manager determine not to use third party providers for such services; (iv) all fees and disbursements of the Company's independent attorneys, accountants and consultants; (v) all filing and recording fees;

(vi) all interest expense of the Company; and (vii) any other fees or expenses of the Manager, the Company or their Affiliates which are reasonably incurred in connection with the operation of business and maintenance of the Company. To the extent such operating expenses are incurred for the benefit of the Company and other entities affiliated with or advised by the Manager, the Manager shall make a good faith allocation of such expenses among all such entities and the Company. The Manager or an Affiliate thereof will be responsible for the salaries and benefits of employees of the Manager and its Affiliates and for providing office space, related equipment and secretarial services, and such overhead expenses will not be borne by the Company.

4.12 Authority of Members to Bind the Company. The Members hereby agree that only the Manager and authorized agents of the Company shall have the authority to bind the Company. No Member other than a Manager shall take any action as a Member to bind the Company, and each Member shall indemnify the Company for any costs or damages incurred by the Company as a result of the unauthorized action of such Member.

ARTICLE V

CAPITAL

5.1 Capital Contributions. Upon execution of this Agreement, the Initial Member shall be issued a Series B-3 Unit for no Capital Contribution. Additional Members purchasing Class A Units in the Offering shall make Capital Contributions of $1,000 per Class A Unit purchased. Additional Members acquiring Class B Units in connection with the Reorganization shall make Capital Contributions, if any, as set forth in the Reorganization Agreement. Any further Additional Members shall make Capital Contributions in the amount, at the time and on the terms determined by the Members consenting to the admission pursuant to Section 3.1 hereof.

5.2 Capital Accounts. The Company shall establish and maintain a Capital Account for each Holder in accordance with Regulations Section 1.704-1(b)(2)(iv). Accordingly, a Holder's Capital Account shall be increased by (1) the amount of money the Holder contributes to the Company, (2) the fair market value of property the Holder contributes to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under IRC Section 752, and (3) allocations to the Holder of Profit (or items thereof), including income and gain exempt from tax and gain as computed for book purposes in accordance with Regulations Section 1.704-1(b)(2)(iv)(g) but excluding any gain separately computed for tax purposes as described in Regulations Section 1.704-1(b)(4)(i). A Holder's Capital Account shall be decreased by (1) the amount of money the Company distributes to the Holder, (2) the fair market value of property the Company distributes to the Holder (net of any liabilities secured by such distributed property that the Holder is considered to assume or take subject to under IRC Section 752), (3) allocations to the Holder of the Company's nondeductible, noncapital expenditures, and (4) allocations to the Holder of Losses (or item thereof), including loss and deduction as computed for book purposes in accordance with Regulations Section 1.704-1(b)(2)(iv)(g) but excluding nondeductible, noncapital expenditures and loss and deduction separately computed for tax purposes as described in Regulations

Section 1.704- 1(b)(4)(i). A Holder's Capital Account in all events shall be adjusted in accordance with the additional rules set forth in Regulations Section 1.704-1(b)(2)(iv). In the event a Holder transfers all or any portion of his interest in the Company, the transferee shall succeed to the individual Capital Account balance of the transferor to the extent such individual Capital Account balance relates to the transferred interest.

5.3 Adjustment for Distributions in Kind. Any Property of the Company distributed to the Holders in kind shall be valued according to its fair market value. An item of Profit or Loss shall be computed as if such Property had been sold at its fair market value, such hypothetical item shall be allocated as provided in Section 6.1, and each Holder's Capital Account shall be credited or charged, as the case may be, with the Holder's share of such hypothetical item prior to any such distribution of Properties.

5.4 Interest. No Capital Contribution or Capital Account balance shall bear interest.

5.5 Deficit Capital Account. No Holder shall be obligated to restore a Capital Account having a balance of less than zero.

5.6 Return of Capital. Except as otherwise provided in this Operating Agreement, no Holder shall have any right to withdraw or make a demand for Distribution or withdrawal or return of any Capital Contribution or Capital Account balance.

5.7 Profits Interests. In order to comply with the federal income tax law as in effect on the Effective Date and to enable the Company to take such actions and make such filings on behalf of the Company as may be necessary to comply with certain regulatory changes which may become applicable to the Company after the Effective Date, each Member hereby agrees as follows:

5.7.1 Value of Profits Interest. It is understood and agreed that to the extent that any Member has received Percentage Interests under this Agreement but has not made a corresponding Capital Contribution for such Percentage Interests such Member has received a "profits interest" in this Company in connection with the performance of services, as contemplated by Revenue Procedure 93-27, 1993-2 C.B. 343, as clarified by Rev. Proc. 2001-43, 2001-2 C.B. 191. Members who receive a "profits interest" shall have the distribution rights described under Article VII and Section 9.2, the allocation rights described under Article VI and the voting rights described herein, but shall have no initial Capital Account credit with respect to such profits interest. If the Company were dissolved on the day following the date of a Member's acquisition of a "profits interest", such Member would not be entitled to any liquidating distribution under Section 9.2; accordingly, a "profits interest" has a value of zero ($0) as of the date of its acquisition by a Member.

5.7.2 Safe Harbor Election. Pursuant to Notice 2005-43, I.R.B. 2005-24 ("Notice 2005-43"), when Proposed Regulations Section 1.83-3(l) becomes effective, the fair market value of a "profits interest" can be determined by its liquidation value (as described in Section 5.8.1 above) only if the Company makes the "safe harbor" election described in Notice 2005-43. Accordingly, each Member agrees that (i) the Company and the Manager are authorized and directed to file, when appropriate, a written election to have the "safe harbor" described in Notice 2005-43 (or its successor) apply irrevocably to the issuance of all interests in the Company issued in connection with the performance of services while the "safe harbor" election is in effect, and (ii) the Company and each of its Members (including Members who have received "profits interests") shall comply with all requirements of the "safe harbor" while the "safe harbor" election is in effect.

5.8 Vesting of Series B-3 Units. In the event that a Member holding Series B-3 Units is no longer providing services directly or indirectly to the Company, and such termination of services occurs before the "Project Stabilization Date", the Series B-3 Units identified on Exhibit A held by such Member shall be forfeited and the Percentage Interests in the Company's Series B-3 Membership Interests held by the other Series B-3 Members shall be adjusted proportionately. For purposes of the foregoing, (i) the Project Stabilization Date shall be the date on which the Company's ratio of (a) earnings before interest, taxes depreciation and amortization to (b) "Debt Service" equals or exceeds 1.25 to 1, and (ii) Debt Service shall mean the aggregate interest expense of the Company, Bressi Development LLC and R.A.C. Bressi, LP plus the current portion of any long-term debt, bonds and capital leases of any of such Persons, as determined for the 12-month period ending on the last day of the calendar month during which the applicable Series B-3 Member is no longer providing services directly or indirectly to the Company.

ARTICLE VI

ALLOCATIONS

6.1 Allocations of Profits and Losses.

6.1.1 Except as otherwise provided in this ARTICLE VI Profits and Losses of the Company for any Allocation Year (including during the period in which the Company is being wound up and liquidated) shall be allocated, as of the end of such Allocation Year, as follows:

(a) Profits for any Allocation Year shall be allocated among the Members as follows:

(1) First, pro rata to the Members in accordance with the amounts of Losses previously allocated to them under Sections 6.1.1(b) and 6.1.2(b) hereof, to the extent such Losses are not previously offset by allocations of Profit under Sections 6.1.1(a) and 6.1.2(a);

(2) Second, to the Members in accordance with their distributive share under Section 7.1; but, provided, that,

(3) In the event the Class B Members receive distributions under Section 7.1, Profits shall be allocated first in accordance with subparagraph (2) above, but solely until the Class B Members have been allocated Profits in an amount equal to the distributions received by them under Section 7.1, and then in accordance with

subparagraph (1) above.

(b) Losses for any Allocation Year shall be allocated among the Members as follows:

(1) First, to the Members to the extent of, and in proportion to, their positive Capital Account balances until, to the extent possible, the balance in each of their Capital Accounts equals zero; then

(2) The balance to the Members in accordance with their Percentage Interests.

6.1.2 Notwithstanding Section 6.1.1, Profits and Losses from Capital Transactions for any Allocation Year (including during the period in which the Company is being wound up and liquidated) shall be allocated, as of the end of such Allocation Year, as follows:

(a) Profits from Capital Transactions for any Allocation Year shall be allocated among the Members as follows:

(1) First, pro rata to the Members in accordance with the amounts of Losses previously allocated to them under Sections 6.1.1(b) and 6.1.2(b) hereof, to the extent such Losses are not previously offset by allocations of Profit under Sections 6.1.1(a) and 6.1.2(a);

(2) Second, to the Members until they have received cumulative allocations of Profits under this Section 6.1.2(a)(2) and Section 6.1.1(a)(2) above, in an amount equal to the cumulative distributions made to them under Sections 7.1, 7.2.2, and 7.2.3; and

(3) The balance to the Members in accordance with their distributive share under Section 7.2.

(b) Losses from Capital Transactions for any Allocation Year shall be allocated among the Members in accordance with Section 6.1.1(b).

6.2 Special Allocations and Section 754 Adjustments.

6.2.1 Notwithstanding Section 6.1.1 and Section 6.1.2, special allocations of Profits or specific items of income or gain may be specially allocated for any Allocation Year as follows:

(a) Minimum Gain Chargeback. The Company shall allocate items of income and gain among the Members at such times and in such amounts as necessary to satisfy the minimum gain chargeback requirements of Regulations Sections 1.704-2(f) and 1.704-2(i)(4).

(b) Member Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(i)(4) of the Regulations, notwithstanding any other provision of this ARTICLE VI, if there is a net decrease in Partner Nonrecourse Debt Minimum Gain attributable to a Partner Nonrecourse Debt during any Allocation Year, each Member who has a share of the Partner Nonrecourse Debt Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(5) of the Regulations, shall be specially allocated items of Company income and gain for such Allocation Year (and, if necessary, subsequent Allocation Years) in an amount equal to such Member's share of the net decrease in Partner Nonrecourse Debt Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(i)(4) and 1.704-2(j)(2) of the Regulations. This Section 6.2.1(b) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(i)(4) of the Regulations and shall be interpreted consistently therewith.

(c) Qualified Income Offset. The Company shall specially allocate items of income and gain when and to the extent required to satisfy the "qualified income offset" requirements within the meaning of Regulations Section 1.704-1(b)(2)(ii)(d).

6.2.2 Nonrecourse Deductions. Nonrecourse Deductions for any Allocation Year (or other applicable period) shall be specially allocated pro rata among the Members in proportion to their respective Company Percentage, except to the extent that the Code and Regulations require that such deductions be allocated in some other manner. Any Partner Nonrecourse Deductions for any Allocation Year (or other applicable period) shall be specially allocated to the Member who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)(1).

6.2.3 Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company Property, pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member's interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the Property) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

6.2.4 Allocations Relating to Taxable Admission of Additional Members. Any income, gain, loss or deduction realized as a direct or indirect result of the admission of additional Members to the Company ("Issuance Items") shall be allocated among the Members so that, to the maximum extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

6.3 Other Allocation Rules.

6.3.1 For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Manager using any permissible method under Code Section 706 and the Regulations thereunder.

6.3.2 The Members are aware of the income tax consequences of the allocations made by this ARTICLE VI and hereby agree to be bound by the provisions of this ARTICLE VI in reporting their shares of Company income and loss for income tax purposes, except to the extent otherwise required by law.

6.3.3 All allocations to the Members pursuant to this ARTICLE VI shall, except as otherwise provided, be divided among them in proportion to the Percentage Interests held by each.

6.3.4 Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Regulations Section 1.752-3(a)(3), the Members' interests in Company Profits are in proportion to their Percentage Interests.

6.3.5 Tax credits and any other items other than Profits and Losses that are not otherwise expressly provided for herein shall be allocated to the Members in accordance with their Percentage Interests.

6.3.6 To the extent permitted by Section 1.704-2(h)(3) of the Regulations, the Members shall endeavor not to treat distributions of Cash Available from Operations or Net Proceeds from a Capital Transaction as having been made from the proceeds of a Nonrecourse Liability or a Partner Nonrecourse Debt.

6.4 Tax Allocations: Code Section 704(c). In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Property Value (computed in accordance with the definition of Gross Property Value) using any reasonable method permitted by the Code and the Regulations as determined by the Manager.

6.5 Purpose and Application. The purpose and the intent of the special allocations provided for in Sections 6.2.1, 6.2.2, and 6.2.3 are to comply with the provisions of Regulations Sections 1.704-1(b) and 1.704-2, and such special allocations are to be made so as to accomplish that result. However, to the extent possible, the Manager, in allocating items of income, gain, loss, or deduction among the Members, shall take into account the special allocations in such a manner that the net amount of allocations to each Member shall be the same as such Member's share of Profits and Losses would have been had the events requiring the special allocations not taken place. The Manager shall apply the provisions of Sections 6.2.1, 6.2.2, and 6.2.3 in whatever order the Manager reasonably believes will minimize the effect of the special allocations.

ARTICLE VII

DISTRIBUTIONS

7.1 Distributions of Cash Available from Operations. The Manager from time to time may determine, in its reasonable judgment, that: (i) there is sufficient Cash Available from Operations beyond the Company's current and anticipated requirements, including, without limitation, cash flow and reserve requirements, and (ii) a distribution of such excess cash on hand, if any, is permissible under Section 17254 of the Act. In that event, the Manager may, in its sole and absolute discretion, distribute some or all of such Cash Available from Operations as follows:

7.1.1 Prior to the Class A Members of the Company receiving aggregate distributions, whether under this Section 7.1 or Section 7.2, resulting in a 12% IRR on their aggregate capital contributions to the Company, distributions of Cash Available from Operations shall be made as follows:

(a) First, to the Class A Members, pro rata in accordance with their Percentage Interests in the Company's Class A Membership Interests, in an amount equal to the greater of (a) 50% of the Cash Available from Operations made available for distribution by the Manager or (b) an amount such that the Class A Members, in the aggregate, have received the Cumulative Return; and

(b) Then, to the Class B Members, in the aggregate, in an amount equal to all remaining distributable Cash Available from Operations, as determined by the Manager, after the distributions to the Class A Members as set forth in 7.1.1(a) above, which amount shall be further subdivided and distributed as follows:

(1) The first $70,000, annually, (a) 55.03% to the Series B-1 Members, which amount shall be further subdivided and split between the Series B-1A Member, 44.81%, and the Series B-1B Members, 55.19%, pro rata in accordance with their Percentage Interests in the Company's Series B-1B Membership Interests; and (b) 44.97% to the Series B-2 Members, pro rata in accordance with their Percentage Interests in the Company's Series B-2 Membership Interests; and

(2) The remainder to the Series B-3 Members in accordance with their Percentage Interests in the Company's Series B-3 Membership Interests.

7.1.2 Following the Class A Members receipt of aggregate distributions, whether under Section 7.1 or Section 7.2, resulting in a 12% IRR on their aggregate Capital Contributions, distributions of Cash Available from Operations shall be made 25% to the Class A Members, in accordance with their Percentage Interests in the Company's Class A Membership Interests, and 75% to the Class B Members, which distributions shall be further subdivided and distributed amongst the various series of Class B Members as follows:

(a) The first $70,000, annually, (a) 55.03% to the Series B-1 Members, which amount shall be further subdivided and split between the Series B-1A Member, 44.81%, and the Series B-1B Members, 55.19%, pro rata in accordance with their Percentage Interests in the Company's Series B-1B Membership Interests; and (b) 44.97% to the Series B-2 Members, pro rata in accordance with their Percentage Interests in the Company's Series B-2 Membership Interests; and

(b) The remainder to the Series B-3 Members in accordance with their Percentage Interests in the Company's Series B-3 Membership Interests.

7.2 Distributions of Net Proceeds from Capital Transaction. Distributions of Net Proceeds from a Capital Transaction shall be distributed as follows:

7.2.1 First, to the Class A Members, in proportion to and to the extent of their respective Capital Contributions, less any amounts previously distributed to them under this Section 7.2.1;

7.2.2 Second, to the Class A Members, in accordance with their Percentage Interests in the Company's Class A Membership Interests, until the Class A Members shall have received distributions resulting in an IRR of twelve percent (12%) on their aggregate Capital Contributions, which IRR calculation is inclusive of any amount previously distributed under Section 7.1.1 above and Section 7.2.1;

7.2.3 Third, following the Class A Members receipt of aggregate distributions, whether under Section 7.1 or Section 7.2, resulting in a 12% IRR on their aggregate Capital Contributions, distributions of Net Proceeds from Capital Transactions shall be made 25% to the Class A Members, in accordance with their Percentage Interests in the Company's Class A Membership Interests, and 75% to the Class B Members, which distributions shall be further subdivided and distributed amongst the various series of Class B Members as follows:

(a) First, Five Hundred Seventy-Seven Eight Hundred Ninety Six Dollars ($577,896) to certain of the Class B Members, less any amounts previously distributed to them under this Section 7.2.3, as follows:

(1) 55.03% to the Series B-1 Members, of which 44.81% to the Series B-1A Member and 55.19% Series B-1B Members, in proportion to their respective Percentage Interests in the Company's Series B-1B Membership Interests;

(2) 44.97% to the Series B-2 Members, in proportion to their respective Percentage Interests in the Company's Series B-2 Membership Interests; and

(b) Second, to the Series B-1 and Series B-2 Members in an amount equal to an

IRR of twelve percent (12%) on Five Hundred Seventy-Seven Eight Hundred Ninety Six Dollars ($577,896), less any amounts previously distributed under Section 7.1 and this Section 7.2.3 as follows:

(1) 55.03% to the Series B-1 Members, of which 44.81% to the Series B-1A Member and 55.19% Series B-1B Members, in proportion to their respective Percentage Interests in the Company's Series B-1B Membership Interests;

(2) 44.97% to the Series B-2 Members, in proportion to their respective Percentage Interests in the Company's Series B-2 Membership Interests; and

(c) Third, the remainder to the Series B-3 Members in accordance with their Percentage Interests in the Company's Series B-3 Membership Interests.

7.3 Tax Distributions. The Company may make, in the reasonable discretion of the Manager, no later than March 31st of each calendar year, a distribution to each Member of an amount which, when combined with all other such distributions to each Member in the current and preceding calendar year, equals the highest marginal federal and state individual tax rates reflecting the deductibility of state tax and the nature of income (the "Tax Obligation") multiplied by the excess, if any, of (i) the aggregate net taxable income allocated to the each Member in the current and preceding tax years of the Company, over (ii) the aggregate net taxable loss allocated to each Member in the current and preceding tax years of the Company. The foregoing distribution is referred to as the "Tax Distribution." The Company shall only make a Tax Distribution pursuant to this Section 7.3 to the extent cash is available to make the Tax Distribution without the sale of Properties or refinancing or making capital calls on the Members for purposes of making such distribution. Any Tax Distribution shall reduce each Member's right to receive future distributions in an amount equal to the Tax Distribution and shall be treated for all purposes of this Agreement as distributions to each Member pursuant to Section 7.1.

ARTICLE VIII

ASSIGNMENT OF INTERESTS

8.1 Assignment of Interests. A Membership Interest or Economic Interest is assignable in whole or in part, provided that (i) the Assignor provides the Manager not later than seventy-two (72) hours prior to the assignment with written notice of its intent to assign the Membership Interest, and (ii) the Manager has provided its consent to the assignment. The Manager's failure to object to the assignment within the notice period set forth in the preceding sentence shall be deemed to be consent to the assignment. The Manager shall not withhold its consent to the assignment unless the Manager believes in good faith that the assignment (i) will cause the assets of the Company to become "plan assets" under ERISA, (ii) cause the Company to become a "publicly traded company" within the meaning of

Section 7704 of the Code and the Treasury Regulations promulgated thereunder, (iii) will cause a termination of the Company within the meaning of Code Section 708(b)(1)(B), or (iv) will cause the Company to violate any law, rule or regulation applicable to the Company or the Membership Interest. No Assignee shall become a Substituted Member without the consent of the Manager, which shall not be unreasonably withheld, provided that, the Assignee shall express in writing that the Assignee is subject to the restrictions and liabilities of a Member under the Articles, this Operating Agreement, any subscription documents applicable to such assigned Interest, and the Act. A Substitute Member is also liable for the obligations of the Assignor to make Capital Contributions, and to return any unlawful distributions made to the Assignor under Chapter 6 (commencing with Section 17250) or Chapter 8 (commencing with Section 17350) of the Act. However, the Substitute Member is not obligated for liabilities unknown to the Substitute Member at the time the Substitute Member became a Member and that could not be ascertained from the Articles or this Operating Agreement.

8.2 No Dissolution upon Assignment. An assignment of an Economic Interest does not of itself dissolve the Company or, except as otherwise set forth herein, entitle the Assignee to vote or participate in the management and affairs of the Company or to become or exercise any rights of a Member. An assignment of an Economic Interest merely entitles the Assignee to receive, to the extent assigned, the Profit, Losses, Distributions and similar items to which the Assignor would be entitled.

8.3 Information Regarding Assignee. Upon the assignment of all or part of an Economic Interest, the Assignor shall provide the Manager or Member of the Company responsible for maintaining the books and records with the name and address of the Assignee, together with details of the interest assigned. Upon receipt of that Notice, the Company shall amend the list required by Section 2.6 accordingly. Until the Assignee becomes a Substitute Member, the Assignor continues to be a Member and to have the power to exercise any rights and powers of a Member, including the right to vote which, in the case of a Member who has assigned his or her or its entire Economic Interest in the Company, shall include the right to vote in proportion to the Percentage Interest that the assigning Member would have, had the assignment not been made.

8.4 No Release of Liability of Assignor. The Assignor is not released from liability as a Member solely as a result of the Assignment. Whether or not an Assignee becomes a Substitute Member, the Assignor is not released from the Assignor's liability to the Company under Chapter 5 (commencing with Section 17200) and Chapter 6 (commencing with Section 17250) of the Act.

8.5 Pledge of Membership Interest. The pledge of, or granting of, a security interest, lien, or other encumbrance in or against any or all of the Membership Interest of a Member shall not cause the Member to cease to be a Member or to grant to anyone else the power to exercise any rights or powers of a Member.

8.6 Exercise of Rights upon Death or Incompetency. If a Member who is a natural person dies or is adjudged by a court of competent jurisdiction to be incompetent to manage the Member's person or property, the Member's executor, administrator, guardian, conservator, or other legal representative may exercise all of the Member's rights for the purpose of settling the Member's estate or administering the Member's property, including any power the Member had under the Articles or this Operating Agreement to assign its Membership Interest.

8.7 Exercise of Rights upon Dissolution or Termination. If a Member which is an Organization is dissolved or terminated, the powers of that Member may be exercised by its legal representative or successor.

ARTICLE IX

DISSOLUTION AND WINDING UP

9.1 Dissolution. The Company shall and may only be dissolved, and its affairs wound up, upon the first to occur of the following events (which, unless the Members agree to continue the business, shall constitute Dissolution Events):

9.1.1 the vote of Members holding a Majority of Percentage Interests and the vote of Class A Members holding a Majority of the Percentage Interests in the Company's Class A Membership Interests as is required pursuant to Section 3.6; or

9.1.2 the sale of all or substantially all of the assets of the Company.

9.2 Effect of Dissolution; Liquidation. Upon dissolution, the Manager shall (i) convert to Money such of the Company's Property as the Manager deems necessary or advisable, (ii) determine the Capital Accounts of the Members pursuant to Section 5.2, and (iii) take the following actions and make the following distributions out of the Company assets in the following manner and order:

(a)satisfy liabilities to all creditors of the Company who are not Members (whether by payment or the making of reasonable provision for payment thereof);

(b)satisfy pro rata the claims of all creditors of the Company who are Members (whether by payment or the making of reasonable provision for payment thereof);

(c)pay and distribute the remainder of the Company's assets among the Members in accordance with their Capital Accounts after the application of ARTICLES V, VI and VII hereof such that distributions are made in accordance with the parties' economic expectations as expressed in ARTICLE VII;

provided however, that the Manager may reasonably delay the completion of winding up of the Company and filing the certificate of cancellation pending fulfillment of outstanding commitments and enforcement of remaining rights of the Company in connection with an orderly liquidation of Company investments.

For the avoidance of doubt, allocations of Profits and Losses, or items thereof (including items of gross income and deductions) shall continue to be made in accordance with ARTICLE VII hereof during the period in which the Company is wound up and liquidated.

With respect to any reserves set up by the Manager to cover any contingent or unforeseen liabilities or obligations of the Company, if and when a contingency shall cease to exist, the Money and other Property, if any, then in the particular reserve shall be distributed as provided in sub-section (c) of this Section 9.2.

ARTICLE X

TAX AND ACCOUNTING MATTERS

10.1 Characterization as a Partnership. The Members intend that the Company be classified as a partnership for federal and state income tax purposes. Accordingly, this Operating Agreement is written and shall be construed in a manner consistent with such intent.

10.2 No Partnership Intended for Nontax Purposes. The Members have formed the Company under the Act, and expressly do not intend hereby to form a partnership under either the California Uniform Partnership Act or the California Revised Limited Partnership Act. The Members do not intend to be partners one to another, or partners as to any third party. To the extent any Member, by word or action, represents to another person that any other Member is a partner or that the Company is a partnership, the Member making such wrongful representation shall be liable to any other Member who incurs personal liability by reason of such wrongful representation.

10.3 Fiscal Year. The Fiscal Year of the Company shall end on the last day of December of each year. The Manager may at any time change the fiscal and taxable year of the Company, subject to any applicable limitation of law or regulation.

10.4 Accounting Method. The Manager shall select the method of accounting by which the Company books of account shall be maintained and its income, gains, losses, deductions and credits shall be reported, for both financial and tax accounting purposes. The Manager may at any time change the financial and tax accounting method of the Company, subject to any applicable limitation of law or regulation.

10.5 Tax Information. As soon as reasonably practicable after the end of the Company's Fiscal Year, but no later than [ninety (90) days] following the end of a Fiscal Year, the Manager shall cause each Holder to be furnished with a Schedule K-1 for such year and any other schedule or statement required by federal income tax law.

10.6 Basis Adjustment. In the case of a Distribution of Company Property or a transfer of a Membership Interest, the Manager may cause the Company to file an election under IRC Section 754 to adjust the basis of the Company Property. As a result of this election, the Manager shall have the right to require, as a condition to the granting of consent to any transfer, the reimbursement of expenditures made by the Company for any legal and accounting fees incurred to make any such basis adjustment. The Manager shall have the right, in their sole and absolute discretion, to decline to make such an election; and further, the failure to make any election under the IRC in connection with any particular transfer of an interest in the Company shall not affect the right of the Manager to make, or refuse to make, such an election with respect to any subsequent transfer of an interest in the Company.

10.7 Other Elections. The Company shall have the right, in the sole and absolute discretion of the Manager, to make any other elections or determinations required or permitted for federal or state income tax or other tax purposes. The Manager may rely upon the advice of the Company's accountants or tax attorneys with respect to the making of any such election.

10.8 Taxes of Taxing Jurisdictions. To the extent that the laws of any Taxing Jurisdiction requires, each Holder requested to do so by the Manager will submit an agreement indicating that the Holder will make timely income tax payments to the Taxing Jurisdiction and that the Holder accepts personal jurisdiction of the Taxing Jurisdiction with regard to the collection of income taxes attributable to the Holder's income, and interest, and penalties assessed on such income. If the Holder fails to provide such agreement, the Company may withhold and pay over to such Taxing Jurisdiction the amount of tax, penalty and interest determined under the laws of the Taxing Jurisdiction with respect to such income. Any such payments with respect to the income of a Holder shall be treated as a distribution to such Holder for purposes of Article VII. The Company may, where permitted by the rules of any Taxing Jurisdiction, file a composite, combined or aggregate tax return reflecting the income of the Company and pay the tax, interest and penalties of some or all of the Holders on such income to the Taxing Jurisdiction, in which case the Company shall inform the Holders of the amount of such tax, interest and penalties so paid.

10.9 Tax Matters Partner. The Manager shall designate one of their number or, if there are no Manager eligible to act as tax matters partner any other Member, as the tax matters partner of the Company pursuant to IRC Section 6231(a)(7). Any Member designated as tax matters partner shall take such action as may be necessary to cause each other Member to become a notice partner within the meaning of IRC Section 6223. Any Member who is designated tax matter partner may not take any action contemplated by IRC Sections 6222 through 6232 without the consent of the Manager.

ARTICLE XI

MISCELLANEOUS PROVISIONS

11.1 Amendment of Operating Agreement. This Operating Agreement may be modified upon the vote of Members required pursuant to Section 3.6. No Member or Manager shall have any vested rights in the Operating Agreement which may not be modified through an amendment to the Operating Agreement.

11.2 Entire Agreement. The Operating Agreement represents the entire agreement among all the Members and between the Members and the Company.

11.3 Interpretation. To the extent any provision of this Operating Agreement is prohibited or ineffective under the Act, the Operating Agreement shall be considered amended to the smallest degree possible in order to make the agreement effective under the Act. In the event the Act is subsequently amended or interpreted in such a way to make any provision of the Operating Agreement that was formerly invalid valid, such provision shall be considered to be valid from the effective date of such interpretation or amendment.

11.4 Rights of Creditors and Third Parties under Operating Agreement. This Operating Agreement is entered into among the Company and the Members for the exclusive benefit of the Company, its Members, and their successors and assignees. This Operating Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person. Except and only to the extent provided by applicable statute, no such creditor or third party shall have any rights under this Operating Agreement or any agreement between the Company and any Member with respect to any Capital Contribution or otherwise.

11.5 Valuation of Non-Cash Consideration. For purposes of this Operating Agreement, the procedure for valuing any non-cash consideration shall be as follows: If the parties cannot otherwise agree, each party shall select a qualified appraiser and the appraisers so selected shall jointly select an appraiser, and the valuation of the appraiser so selected shall be binding on all parties. Such valuation shall be based on an arm's length cash sale of the Properties. If the non-cash consideration being valued is real property, the selected appraiser shall be an MAI appraiser.

11.6 Counterpart Execution. This Operating Agreement may be executed in any number of identical counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument when each party has signed one (1) such counterpart.

11.7 Remedies. The parties hereto recognize and agree that the breach of any term, provision, or condition of this Operating Agreement may cause irreparable damage, the amount of which is difficult to ascertain and that the award of damages may not be adequate relief to the party aggrieved; the parties therefore agree that, in addition to all other remedies available in the event of a breach of any of the terms or conditions of this Operating Agreement, the party aggrieved shall have the right, in addition to all other remedies available in the event of a breach of this Operating Agreement, to injunctive or other equitable relief (from any court or other body having appropriate jurisdiction).

11.8 Successors and Assigns. Except as herein otherwise specifically provided, this Operating Agreement shall be binding upon and inure to the benefit of the parties and their legal representatives, heirs, administrators, executors, successors and assigns.

11.9 Severability. If any provision of this Operating Agreement, or the application of such provision to any Person or circumstance, shall be held invalid, the remainder of this Operating Agreement, or the application of such provision to Persons or circumstances other than those to which it is held invalid, shall not be affected thereby.

11.10 California Law. This Operating Agreement shall be governed by and construed and enforced in accordance with the laws of the State of California without regard to the principles governing conflicts of laws.

11.11 Deemed Execution by Class A Members. Purchasers of Class A Units in the Offering shall be deemed to have executed a counterpart of this Agreement as of the Closing by executing a Purchaser Questionnaire and Subscription Agreement for the purchase of Membership Interests.

[COUNTERPART SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, this Operating Agreement is entered into as of the Effective Date.

MANAGER

Income Property Group,
a California corporation



By: ____________________
Name: W Major Chance
Its: Chief Executive Officer

INITIAL MEMBER

Income Property Group,
a California corporation



By: ____________________
Name: W Major Chance
Its: Chief Executive Officer

CLASS B MEMBER SIGNATURES

EXHIBIT A

			Class A		Class B										TOTAL	
					Series B-1A		Series B-1B		Series B-2		Series B-3		Total Class B			
Name	Address	Capital Contribution	Number of Units	Percent Of Class	Number of Units	Percent of Series	Number of Units	Percent of Series	Number of Units	Percent of Series	Number of Units	Percent of Series	Number of Units	Percent of Class	Number of Units	Percent of Total Units
Income Property Group	9619 Chesapeake Drive, Ste. 103 San Diego, CA 92123	0									1	100%	1	100%	1	100%
TOTAL											1	100%	1	100%	1	100%

Exhibit (4)

Set forth in the Offering Circular as Appendix C

Exhibit (6)(a)

(See Attached)

MANAGEMENT AGREEMENT

THIS MANAGEMENT AGREEMENT made and effective this 1st day of October, 2011, by and between HEALTH CARE GROUP, a California corporation, having its address at 9619 Chesapeake Drive, Suite 103, San Diego, California 92123 ("Manager") and R.A.C. BRESSI, LP, a California limited partnership ("Owner").

RECITALS:

A. Owner entered into that certain Lease Agreement (the "Facility Lease") dated August 1, 2010 by and between BRESSI DEVELOPMENT LLC, a California limited liability company (as "Landlord") and R.A.C. BRESSI, LTD., a California limited partnership (as "Tenant"), pursuant to which Owner acquired the rights described in the Facility Lease to a facility doing business as ActivCare at Bressi Ranch (the "Facility"); and

B. Concurrently therewith, BRESSI DEVELOPMENT LLC entered into that certain Loan Agreement (the "Loan Agreement"), dated as of August 1, 2010, by and between BRESSI DEVELOPMENT LLC, a California limited liability company (as "Borrower"), and MUTUAL OF OMAHA BANK, a federally chartered thrift (as "Lender"). Lender required Owner to subordinate the Facility Lease to the loan reflected in the Loan Agreement (the "Loan"), and required the Manager to subordinate this Management Agreement to the Loan.

C. Manager is experienced in managing and operating facilities similar to the Facility; and

D. Owner desires Manager to manage and operate the Facility and Manager is willing to do so, upon the terms and conditions hereinafter set forth.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises herein contained and intending to be legally bound hereby, the parties hereto agree as follows:

1. Retention of Manager. Owner hereby engages Manager, and Manager hereby agrees to manage and operate the Facility upon the terms and conditions hereinafter set forth during the term of this Agreement so that the Facility will be operated and maintained in a quality manner in substantial compliance with applicable rules and regulations established by any governmental authority having jurisdiction over the Facility.

2. Term. The initial term (the "Term") of this Agreement shall be for ten (10) years from the Effective Date (the "initial Term"), and shall be extended for successive one-year terms (each, a "renewal Term"), unless either party shall give written notice to the other within 90 days prior to the end of the initial term or the then-current renewal term, unless this Agreement is terminated earlier as provided herein.

3. Responsibilities and Authority of Manager. During the Term and during any renewal term, Manager shall have the following responsibilities and authority:

(a) Employees. Manager shall select, hire, discharge and replace, on behalf of Owner, all supervisory and non-supervisory personnel necessary to operate and maintain the Facility. All such persons employed at the Facility shall be hired as employees of the Manager and compensation for such persons shall be an operating expense of the facility. Manager may remove the Administrator at any time but Manager may not transfer the Administrator to another facility owned or managed by Manager without the prior consent of Owner. Manager shall at the request of Owner, provide assistance to persons negotiating on Owner's behalf, and at Owner's expense, with any labor union lawfully entitled to represent any or all employees of the Facility, provided that any collective bargaining agreement or labor contract resulting from such negotiations shall be approved in writing by Owner before it will become binding on Owner and shall so provide. Owner does hereby assume liability for and does hereby indemnify and hold Manager harmless from and against, and does hereby agree to pay, all liabilities, obligations, losses, damages, claims, actions, suits, costs, expenses and disbursements, including legal fees and expenses of whatsoever kind or nature, whether seen or unforeseen, imposed upon, incurred by or asserted against Manager in any way relating to or arising out of the employment or discharge of persons (other than the Administrator) at the Facility, except in the case of intentional misconduct on the part of the Manager.

(b) Rates and Collection of Charges. Manager shall establish rates or changes in existing rate structures for the services provided to residents of the Facility and, on behalf of Owner, shall request, demand, collect and receive any and all such charges, rents or payments as they become due. Manager shall, on behalf of and in the name of Owner, at Owner's expense, evict residents or take other legal action against residents who are delinquent in the payment of any charges, rents or other payments due Owner. Owner does hereby assume liability for, and does hereby agree to and does hereby indemnify and hold Manager harmless from and against, and does hereby agree to pay, all liabilities, obligations, losses, damages, claims, actions, suits, costs, expenses and disbursements, including legal fees and expenses, of whatsoever kind or nature, whether seen or unforeseen, imposed upon, incurred by or asserted against Manager in any way relating to or arising out of the eviction of, or legal action against residents of the Facility by Manager in connection with payment delinquencies, except in the case of intentional misconduct on the part of the Manager.

(c) Computer Services. Manager shall provide to Owner limited computer services required for the operation and management of the Facility through the use of equipment or programs located at Manager's central office. Manager shall be responsible for the design, programming and implementation of all such computer services, as well as the necessary training of employees of the Facility. The fee for such services is included as part of the Management Fee (as hereinafter defined).

(d) Improvements to Facility. Manager shall negotiate and contract with contractors and suppliers for the making of improvements, renovations and/or additions to the Facility as may be necessary or advisable for the operation and maintenance of the Facility. All costs of any such improvements, renovations or additions shall be borne solely by Owner.

(e) Books and Records; Accounting Responsibility. Manager shall maintain a system of office records and books of account for the Facility. Such books and records shall be maintained in accordance with standard accounting practices, under generally accepted accounting principles consistently applied. All such records shall be maintained at the Facility or at the Manager's office. Without limiting the scope of the foregoing, Manager shall be responsible for the following office and administrative duties:

(i) The maintenance of all records for resident billing for all accounts receivable, and collection of same;

(ii) The maintenance of all records for accounts payable and the payment of same;

(iii) The maintenance of all payroll functions, including, but not limited to, the preparation of payroll checks, establishment of depository accounts for withholding taxes, the filing of payroll reports and returns, the payment of all such taxes, and the issuance of W-2 forms to all employees;

(iv) The preparation of all third party insurance forms, if appropriate;

(v) The preparation of all reports and returns for all sales, use, and occupancy taxes, to the extent applicable; and

(vi) The maintenance of a complete general ledger recording and summarizing the transactions of the Facility.

(f) Financial Reports and Information. At the end of each month during the term of this Agreement, Manager shall prepare or cause to be prepared and shall review and submit to Owner (1) a statement of the income and expenses of the Facility, showing the results of operations during the month; (2) a statement of cash receipts and disbursements of Owner in connection with the Facility; and (3) a balance sheet. The cost of preparing the aforesaid financial reporting data shall be included within the Management Fee paid by Owner to Manager.

(g) Budget. Manager shall prepare an annual budget for the Facility. Manager shall operate the Facility in substantial accordance with such budget.

(h) Insurance. Manager shall obtain and maintain, on behalf of Owner and at the expense of Owner, such policies of insurance as Owner shall direct. Such insurance policies shall include, but shall not be limited to, the following:

(i) Policies of insurance evidencing (a) general and medical professional liability coverage (covering bodily injury and death) and (b) property damage liability coverage in amounts not less than $1,000,000 per occurrence with aggregate not less than $3,000,000 will be in effect with respect to Owner. The policies may be written on a "claims made" basis so as to provide blanket contractual liability, broad form property damage coverage, and coverage for products and completed operatios.

(ii) Builder's "all risk" insurance in non-reporting form, in an amount not less than the full insurable completed value of the Improvements on a replacement cost basis, with the normal conditions including fire, extended coverage, vandalism, malicious mischief, course of construction endorsement and a lender's loss payable endorsement naming Lender as loss payee.

(iii) "Special Cause of Loss" insurance on the Premises in an amount not less than the full insurable value on a replacement cost basis of the insured Premises and related personal property (including any special endorsements or coverage as shall be customarily obtained with respect to the operation of an assisted living/memory care facility).

(iv) Evidence of worker's compensation insurance coverage satisfactory to Lender.

(v) If all or any part of the Premises lies within a "special flood hazard area" as designated on maps prepared by the Department of Housing and Urban Development, a National Flood Insurance Association standard flood insurance policy, plus insurance from a private insurance carrier if necessary, for the duration of the Lease in the amount of the full insurable value of the Premises.

(vi) Such other insurance as Owner in its reasonable judgment may require, which may include, without limitation, (i) errors and omissions insurance with respect to the contractors, architects and engineers, and rent abatement and/or business loss; (ii) earthquake insurance, if the Premises are situated in a delineated earthquake fault zone, and (iii) insurance covering acts of terrorism.

All insurance policies will: (i) be issued by an insurance company having a rating of "A" VII or better by A.M. Best Co., in Best's Rating Guide; (ii) name Lender as an additional insured on all liability insurance and as mortgagee and loss payee on all casualty insurance; (iii) provide that Lender is to receive 30 days written notice prior to non-renewal or cancellation; (iv) be evidenced by a certificate of insurance to be held by Lender; and (v) be in form and amounts reasonably acceptable to Lender.

Subject to approval by Owner, any insurance of the character described in the foregoing provisions of this subparagraph may be effected by Manager by policies of blanket insurance which may cover other properties or locations of Manager and its subsidiaries or affiliates, the premium for which will be prorated among the various properties, including the Facility, covered by said policies, and such allocated portion of said premium cost shall be borne by Owner. All liability insurance policies shall be carried in the name of Owner and Manager and any losses payable under such policies shall be payable to Owner and Manager, as their respective interests may appear. The Administrator and the Manager shall each be named as an additional insured under the policy of professional liability insurance described in (iii) above. Any lender designated by Owner shall be named as mortgagee and additional insured on the property insurance and the comprehensive general liability insurance policies. All insurance policies shall be shown as an operating expense of the Facility. Notwithstanding the foregoing provisions of this subparagraph, Manager shall not be liable to Owner or any other person if it fails to obtain and/or maintain any of such insurance policies if such failure is (a) the result of Owner's failure to make monies available to Manager to pay the premiums on any such insurance policies in the normal course of business or (b) the failure of Owner or its lender to approve any such insurance policies obtained by Manager or (c) any other act or omission of Owner.

(i) Contracts and Purchases. Manager shall enter into such contracts and shall make such purchases, in the name of and at the expense of Owner, as Manager, in the exercise of its professional judgment, determines to be necessary or advisable for the furnishing of all utilities, services, food, beverages, concessions and/or supplies for the maintenance and operation of the Facility. Purchase of capital assets in excess of Ten Thousand Dollars ($10,000.00) or such purchases totaling in excess of $25,000 during a calendar year that are not provided for in the annual budget shall be approved by Owner. Notwithstanding the foregoing, Manager shall not enter into any contract, the term of which extends beyond two years without first obtaining the written consent of Owner, which consent shall not be unreasonably delayed or withheld.

4. Management Fee. As compensation for the services to be performed hereunder by Manager, Owner shall pay to Manager a management fee (the "Management Fee") as follows: Beginning on the date of this Agreement and continuing for the Term hereof, the Management Fee will be the greater of Eighteen Thousand Dollars ($18,000.00) per month or five percent (5%) per month of the gross revenues from operations. The Management Fee is payable in advance on or before the first day of each calendar month, without setoff or deduction and shall be paid in addition to all costs and expenses incurred by Manager in connection with the operation of the Facility. Owner shall pay to Manager a late payment charge at the rate of 1 1/2% per month (or portion thereof) on any portion of the Management Fee not paid by the first day of the month to which the payment relates.

5. Expenses. All costs and expenses incurred in the operation of the Facility shall be considered an operating expense of, and shall be paid by the Facility as hereinafter set forth. Owner shall provide sufficient working capital to meet the operating expenses of the Facility. In addition, all costs

and expenses incurred by the Administrator in meeting minimum professional educational requirements and all other costs and expenses incurred by Manager and Administrator which are attributable to the operation of the Facility shall be considered operating costs of the Facility and shall be paid or reimbursed by the Owner on or before the tenth (10th) day of the month after the month in which such costs or expenses were incurred. The portion of such costs and expenses not so reimbursed to Manager by the tenth (10th) day of such month shall bear interest at the rate of 1 1/2% per month (or portion thereof) until paid.

6. Ownership; License.

(a) Owner Materials. The following items shall constitute the property of the Owner:

(i) All books, records, files, documents, contracts and other materials specific to the residents, management, business and/or operation of the Facility or the Owner, whether prepared or obtained by Owner or prepared or obtained by Manager prior to or during the Term (including without limitation any such assets acquired by Buyers under the Purchase Agreement);

(ii) Any logos, service marks, trademarks, marketing brochures, advertising materials, rent rolls or other proprietary information specific to the Facility, whether prepared or obtained by Owner or prepared or obtained by Manager during the Term for the Facility (including without limitation any such assets acquired by Buyers under the Purchase Agreement); and

(iii) All data and databases regarding the residents, vendors, suppliers, management, employees, business, sales, marketing, billings and operation of the Facility developed by Manager prior to or during the Term, whether located at the Facility or at the corporate office of Manager.

(b) Manager Materials. The following items shall constitute the property of the Manager:

(i) All books, records, files, documents, and other materials of Manager (other than as described in Section 6(a)(i)), regardless of when prepared or obtained by Manager;

(ii) The logos, service marks, trademarks, industrial designs, copyrights, policies, programs, methods, techniques, marketing brochures, advertising materials, business names, trademarks, and all intellectual property associated therewith, together with all operating manuals, program manuals, marketing materials and other embodiments, of the ActivCare program including without limitation the trademark "Your Life, Our Promise"®, as it may exist at the Effective Date and as it may be enhanced, amended or developed thereafter (collectively, the "ActivCare Materials");

(iii) Any logos, service marks, trademarks, marketing brochures, advertising materials, rent rolls or other proprietary information (other than as described in Section 6(a)(ii)), prepared or obtained by Manager whether before or during the Term; and

(iv) Manager's information systems not located at the Facility, including without limitation hardware and software, and all data and databases developed on such information systems (other than data and databases described in Section 6(a)(iii)).

(c) Ownership.

(i) The Owner Materials shall remain the exclusive property of the Owner, and the Manager Materials shall remain the exclusive property of the Manager. Owner shall not use or otherwise employ the Manager Materials, but Manager shall be permitted to use or otherwise employ the Owner Materials. The Owner, in the case of the Owner Materials, and the Manager, in the case of the Manager Materials, shall own all right, title and interest to such materials, and, where applicable, to all applications, registrations, and other filings or notices which may be made with respect thereto in any jurisdiction. Nothing herein shall be deemed to render materials proprietary which are not otherwise proprietary under law, and either party shall be entitled to use such non-proprietary materials during or after the Term hereof.

(ii) Owner shall not do nor permit any act or thing to be done in derogation of any of the rights of Manager in connection with the Manager Materials, either during the Term or after, and shall use the Manager Materials only for the uses and in the manner licensed under, and as provided in, Section 6(c). Similarly, Manager shall not do nor permit any act or thing to be done in derogation of any of the rights of Owner in connection with the Owner Materials, either during the Term or after, and Manager shall use the Owner Materials only for the uses and in the manner licensed under, and as provided in, Section 6(d).

(iii) During or after the Term, Owner shall not in any way dispute or impugn the validity of the Manager Materials, or the rights of Manager to them, or the rights of Manager or any other licensee of Manager to use them. Similarly, during or after the Term, Manager shall not in any way dispute or impugn the validity of the Owner Materials, or the rights of Owner to them, of the rights of Owner or any other licensee of Owner to use them. Notwithstanding the foregoing, each party acknowledges that not all materials included within the Owner Materials and the Manager Materials is proprietary, and nothing herein shall be construed as imposing on a party hereto a greater obligation than would be imposed under law with respect to so much of the Owner Materials and the Manager Materials as are not proprietary.

(iv) If either party receives notice or is informed or believes that any third party, which such party believes to be unauthorized to use the other party's Materials, as the case may be, is using the same or any variant of them, such party shall promptly notify the other party of the facts relating to such alleged infringing use.

(d) License. Manager hereby grants to Owner a non-exclusive license for the Term to use the ActivCare Materials solely as necessary (1) to operate the Facility, and (2) to market the Facility including the right to use "ActivCare" in the name of Facility. Owner hereby grants to Manager a non-exclusive license to use the Owner's Materials solely as necessary to provide management services to the Facility as provided in this Management Agreement. Neither Owner nor Manager shall have the right to sublicense the rights licensed to it by the other hereunder. Manager's use of the Owner's Materials, and Owner's use of the ActivCare Materials, shall be in compliance with reasonable guidelines developed from time to time by Owner and Manager, respectively, the purpose of which is to protect the intellectual property nature of the Owner Materials and ActivCare Materials, respectively.

(e) Delivery of Materials. Upon the expiration or earlier termination of this Management Agreement, Owner shall forthwith deliver and surrender to Manager each and all of the Manager Materials, and any physical objects bearing or containing any of the ActivCare Materials or any other proprietary logo, trademark, or trade name of Manager. Similarly, Manager shall forthwith deliver and surrender to Owner each and all of the Owner Materials, and any physical objects bearing or containing any proprietary logo, trademark, or trade name of Owner. In addition, Manager will deliver a complete electronic copy, in a format reasonably requested by Owner, of any Owner Material in

Manager's possession or control, for which Manager shall receive reasonable compensation to defray the out-of-pocket cost of providing such copy.

(f) Obligation to Employ ActivCare Program. The parties agree that Owner and Manager will at all times during the Term utilize the Manager's ActivCare program in the management and operation of the Facility, including without limitation the ActivCare Materials. Owner has no right, title or interest in or to any of the ActivCare Materials, except the license expressly granted in this Management Agreement.

7. Operating Procedures. In the operation of the Facility, Manager shall utilize the procedures, systems and controls, together with associated forms, which have been developed by Manager for the purpose of providing effective management techniques and functions for the benefit of similar facilities. Manager also shall utilize such current techniques and directives which are appropriate, in the judgment of Manager, to maintain a high standard of resident care and operating efficiency at the Facility and to substantially satisfy all applicable local, state and federal regulations, procedures, systems and controls which may be developed from time to time by Manager, and shall do all other things determined by Manager in its sole judgment as reasonably necessary and proper to maintain the quality of resident care and service, the efficient operation of the Facility, and to substantially satisfy such local, state and federal laws, regulations or ordinances governing the operation of the Facility.

8. Fidelity Bonds. The Administrator and any other employee of Manager or of Owner responsible for handling any of the funds of Owner or of the Facility shall be bonded by a fidelity bond in an amount to be determined annually by Owner.

9. Rights and Duties of Owner. Owner shall provide Manager with necessary facilities, equipment, funds and resources to enable Manager to perform the management services described herein. Owner or its nominee(s) shall have the right to enter upon any part of the Facility upon reasonable notice for purposes of inspecting the Facility. Owner shall have the right to enter the Facility upon reasonable notice during normal business hours for the purposes of examining or inspecting or making extracts of the books and records of the Facility.

10. Standards of Performance. Anything in this Agreement to the contrary notwithstanding, in the performance of any of its obligations under this Agreement, Manager shall only be required to act in good faith and with reasonable diligence, providing the Facility with similar management services and techniques which it employs at similar facilities managed or operated by Manager and any such obligation and the performance thereof by Manager shall at all times be subject to and limited by (i) the availability to Manager of sufficient funds of the Facility, and (ii) budgeting and other decisions and policies made, enacted or adopted by Owner. The determination of any breach hereunder or of the existence of any default or event of default by Manager under the provisions of Paragraph 11(a) hereof shall only be made after giving full effect and consideration to these standards of performance.

11. Just Cause.

(a) Termination by Owner. Owner may, in accordance with Paragraph 3 hereof terminate this Agreement, under the following circumstances, which circumstances shall constitute "Just Cause":

(i) An order, judgment, or decree shall be entered by any court of competent jurisdiction on the application of a creditor, adjudicating Manager as bankrupt or insolvent;

(ii) Manager shall, for reasons attributable to Manager, fail or be unable, to maintain those governmental licenses or approvals of the Facility necessary to admit new residents to the Facility;

(iii) Manager shall fail to keep, observe or perform any material covenant, agreement, term or provision of this Agreement required to be kept, observed or performed by Manager and such default shall continue for a period of thirty (30) days after notice thereof by Owner;

(iv) All or a substantial part of the Facility shall be damaged or destroyed by fire or other casualty or any other cause as to make it imprudent or unreasonable to use the remaining portion of the Facility as a facility of the type existing immediately preceding such casualty or other cause;

(v) All or a substantial part of the Facility shall be condemned or taken in any eminent domain or condemnation proceeding; or

(vi) Manager shall fail to operate the Facility substantially in accordance with the approved budget for reasons attributable to intentional misconduct or negligence by Manager.

(b) Termination by Manager. In addition to any other rights or remedies of Manager under this Agreement or otherwise available to Manager at law or in equity, Manager may, in accordance with Paragraph 3 hereof, terminate this Agreement, under the following circumstances, which circumstances shall constitute "Just Cause":

(i) An order, judgment, or decree shall be entered by any court of competent jurisdiction on the application of a creditor, adjudicating Owner as bankrupt or insolvent or Owner shall file a petition or seek protection under the Federal Bankruptcy Code or any state insolvency statute;

(ii) Owner shall fail to keep, observe or perform any material covenant, agreement, term or provision of this Agreement required to be kept, observed or performed by Manager and such default shall continue for a period of thirty (30) days after notice thereof by Owner;

(iii) All or a substantial part of the Facility shall be damaged or destroyed by fire or other casualty or any other cause as to make it imprudent or unreasonable to use the remaining portion of the Facility as a facility of the type existing immediately preceding such casualty or other cause;

(iv) All or a substantial part of the Facility shall be condemned or taken in any eminent domain or condemnation proceeding;

(v) Owner shall fail to pay to Manager, when due, the Management Fee or any other fees or payments referred to in this Agreement. Provided, however, that in the event Owner should be unable to pay to Manager the Management Fee when the same shall have become due only by reason of the subordination of the Management Fee to the Loan, Manager may not terminate this Agreement as a result of such failure to pay the Management Fee until three (3) months after any portion of the Management Fee shall have first become due; provided, further, that nothing contained in this provision shall affect the rights of Manager to terminate this Agreement if Owner should fail to pay the Management Fee for any other reason or should fail to pay any other fees or should fail to make any other payments referred to in this Agreement or for any other reason set forth in this Agreement.

12. Confidentiality.

(a) Manager agrees as follows:

(i) Manager agrees to hold as confidential any proprietary information it obtains from Owner, and any information regarding the operation and maintenance of the Facility including, without limitation, identities or lists of residents, residents' family members, doctors, nurses or other providers of services, suppliers, subcontractors, as well as all costs and expenses of operation and maintenance. Manager agrees not to disclose to others (except as required by law or regulation for maintenance of licenses and certifications), or use for itself, any proprietary information obtained by Manager during the performance of services hereunder.

(ii) Upon expiration or termination of this Agreement, Manager shall return to Owner all original documents and all copies thereof, except for one copy which Manager may maintain for record purposes only, which relate in any way to the performance of services hereunder, and the operation and maintenance of the Facility, including, without limitation, personnel records, resident records, purchase orders, material receiving reports, checks, vouchers, and all bills of account however maintained whether in written form or electronic media.

(iii) The restriction on non-use and non-disclosure shall continue to apply for a period of three years after expiration or termination of this Agreement.

(b) Owner agrees as follows:

(i) Owner agrees that it shall at all times during the term of this Agreement utilize all of Manager's various forms, manuals and reporting systems.

(ii) It is specifically agreed and understood that all such forms, manuals and systems of Manager shall be and remain the exclusive property and in the ownership of Manager, and shall not at any time during or subsequent to the term of this Agreement be duplicated or distributed by Owner or subsequent to the term of this Agreement be used by Owner. It being further understood and agreed that the contents of all such manuals, forms and systems shall be considered proprietary to Manager and confidential in nature and the dissemination of same or any information contained therein to third party shall be strictly prohibited.

13. Competition. Owner and Manager acknowledge and agree that Owner and/or Manager, their respective subsidiaries, and affiliates may in the future own, lease, and/or manage other new or existing facilities in the same market as the Facility.

14. Miscellaneous.

(a) Notices. Any notice or other communication by either party to the other shall be in writing and shall be given, and be deemed to have been duly given, if either delivered personally or mailed, postage prepaid, by registered or certified mail, addressed as follows:

To Owner:

R.A.C. BRESSI, LP
9619 Chesapeake Drive, Suite 103
San Diego, CA 92123

To Manager:

Health Care Group
9619 Chesapeake Drive, Suite 103
San Diego, CA 92123

or to such other address and to the attention of such other person or officer as either party may designate in writing.

(b) Successors and Assigns. This contract shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but except as hereinafter set forth, neither Owner nor Manager may assign this Agreement or any of its rights or benefits hereunder, or delegate the performance of any of its responsibilities, duties or functions hereunder, without the specific prior written consent of the other. Notwithstanding the foregoing, Manager shall have the right to sell or assign its rights and interests under this Agreement to an entity with reasonably comparable experience in the management of nursing home and retirement facilities reasonably similar in size and operation to the Facility.

(c) Modification and Changes. This Agreement cannot be changed or modified except by another agreement in writing signed by the party sought to be charged therewith or by its duly authorized agent.

(d) Understanding and Agreement. This Agreement constitutes all of the understandings and agreements of whatsoever nature or kind existing between the parties with respect to Manager's management of the Facility.

(e) Headings. The paragraph and subparagraph headings contained herein are for convenience of reference only and are not intended to define, limit, or describe the scope or intent of any provision of this Agreement.

(f) Governing Law; Jurisdiction and Venue. This Agreement shall be deemed to be an agreement under the laws of the State of California and for all purposes shall be governed by and construed in accordance with the laws of said state. Owner and Manager agree that any suit, action or other legal proceedings under or in connection with this Agreement shall be brought in the courts of the State of California in San Diego County, and Owner and Manager waive any objection to such jurisdiction and to the laying of the venue of any suit, action or other legal proceedings in any of such courts.

(g) Severability. Should any part of this Agreement be declared invalid for any reason, such decision shall not effect or impair the validity of the remaining part or parts hereof, and this Agreement shall remain in full force and effect as to all parts not declared invalid or unenforceable as if the same had been executed with the invalid or unenforceable portion(s) thereof eliminated.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of 5/26/2011
2011.

OWNER:

R.A.C. BRESSI, LP, a California Limited Partnership
By: Income Property Group
Its: General Partner



By: ______________________
William M. Chance, President/CEO



By: ______________________
D. Kevin Moriarty, Exec. Vice President–Construction/Secretary

MANAGER:

HEALTH CARE GROUP, a California corporation



By: ______________________
William M. Chance, Chairman/CEO



By: ______________________
D. Kevin Moriarty, Vice President-Development/Secretary

Exhibit 6(b)

(See Attached)



AIA® Document A107™ – 2007

Standard Form of Agreement Between Owner and Contractor for a Project of Limited Scope

AGREEMENT made as of the Twenty-Seventh day of May in the year Two Thousand and Ten
(In words, indicate day, month and year)

BETWEEN the Owner:
(Name, address and other information)

BRESSI DEVELOPMENT LLC
9619 Chesapeake, Ste. 103
San Diego, CA 92123

and the Contractor:
(Name, address and other information)

BYCOR GENERAL CONTRACTORS, INC.
6490 Marindustry Pl., Ste. A
San Diego, CA 92121

for the following Project:
(Name, location and detailed description)

BRESSI RANCH ASSISTED LIVING
6255 Nygaard St.
Carlsbad, CA 92009

The Architect:
(Name, address and other information)

JAMES H. WHEELER, ARCHITECT, INC.
9619 Chesapeake Drive, #103
San Diego, CA 92123

The Owner and Contractor agree as follows.

ADDITIONS AND DELETIONS:
The author of this document has added information needed for its completion. The author may also have revised the text of the original AIA standard form. An *Additions and Deletions Report* that notes added information as well as revisions to the standard form text is available from the author and should be reviewed. A vertical line in the left margin of this document indicates where the author has added necessary information and where the author has added to or deleted from the original AIA text.

This document has important legal consequences. Consultation with an attorney is encouraged with respect to its completion or modification.

Init.

/

(1937189702)

TABLE OF ARTICLES

ARTICLE 1 THE WORK OF THIS CONTRACT

The Contractor shall execute the Work described in the Contract Documents, except as specifically indicated in the Contract Documents to be the responsibility of others.

ARTICLE 2 DATE OF COMMENCEMENT AND SUBSTANTIAL COMPLETION

§ 2.1 The date of commencement of the Work shall be the date of this Agreement unless a different date is stated below or provision is made for the date to be fixed in a notice to proceed issued by the Owner.
(Insert the date of commencement, if it differs from the date of this Agreement or, if applicable, state that the date will be fixed in a notice to proceed.)

Date of Commencement to be fixed in Notice to Proceed from Owner.

§ 2.2 The Contract Time shall be measured from the date of commencement.

§ 2.3 The Contractor shall achieve Substantial Completion of the entire Work not later than Forty-Six (46) weeks from the date of commencement, or as follows:
(Insert number of calendar days. Alternatively, a calendar date may be used when coordinated with the date of commencement. If appropriate, insert requirements for earlier Substantial Completion of certain portions of the Work.)

(Table deleted)

, subject to adjustments of this Contract Time as provided in the Contract Documents.
(Insert provisions, if any, for liquidated damages relating to failure to achieve Substantial Completion on time or for bonus payments for early completion of the Work.)

N/A

ARTICLE 3 CONTRACT SUM

§ 3.1 The Owner shall pay the Contractor the Contract Sum in current funds for the Contractor's performance of the Contract. The Contract Sum shall be one of the following:
(Check the appropriate box.)

[X] Stipulated Sum, in accordance with Section 3.2 below

[ ] Cost of the Work plus the Contractor's Fee, in accordance with Section 3.3 below

[ ] Cost of the Work plus the Contractor's Fee with a Guaranteed Maximum Price, in accordance with Section 3.4 below

(Based on the selection above, complete Section 3.2, 3.3 or 3.4 below.)

§ 3.2 The Stipulated Sum shall be Five Million Five Hundred Forty Thousand Three Hundred Forty Five dollars ($ 5,540,345.00), subject to additions and deletions as provided in the Contract Documents.

§ 3.2.1 The Stipulated Sum is based upon the following alternates, if any, which are described in the Contract Documents and are hereby accepted by the Owner:
(State the numbers or other identification of accepted alternates. If the bidding or proposal documents permit the Owner to accept other alternates subsequent to the execution of this Agreement, attach a schedule of such other alternates showing the amount for each and the date when that amount expires.)

See cost breakdown attached as Addendum #01.

§ 3.2.2 Unit prices, if any:
(Identify and state the unit price, and state the quantity limitations, if any, to which the unit price will be applicable.)

Item	Units and Limitations	Price Per Unit
N/A		

§ 3.2.3 Allowances included in the stipulated sum, if any:
(Identify allowance and state exclusions, if any, from the allowance price.)

Item	Allowance
Entered in Addendum #01 Cost Breakdown	

Init.

/

(Paragraphs deleted)
(Table deleted)
(Paragraphs deleted)
(Table deleted)
(Paragraphs deleted)

ARTICLE 4 PAYMENTS

§ 4.1 PROGRESS PAYMENTS

§ 4.1.1 Based upon Applications for Payment submitted to the Owner by the Contractor, the Owner shall make progress payments on account of the Contract Sum to the Contractor as provided below and elsewhere in the Contract Documents.
A 10% retention shall be withheld from each invoice. Retention for each trade shall be paid within 35 days following the completion of each category of work. Each progress invoice will include an amount equal to the retention amount withheld in a previous invoice, to the extent that 35 days has passed following the completion of the work for which retention was withheld. The following trades shall have early release of retention: grading, concrete, masonry, paving, steel and framing.

§ 4.1.2 The period covered by each Application for Payment shall be one calendar month ending on the last day of the month, or as follows:

§ 4.1.3 Provided that an Application for Payment is received by the Owner not later than the last day of a month, the Owner shall make payment of the certified amount to the Contractor not later than the last day of the following month. If an Application for Payment is received by the Owner after the date fixed above, payment shall be made by the Owner not later than 30 (thirty) days after the Owner receives the Application for Payment.
(Federal, state or local laws may require payment within a certain period of time.)

§ 4.1.4 Retainage, if any, shall be withheld as follows:

10% - See article 4.1.1.

§ 4.1.5 Payments due and unpaid under the Contract shall bear interest from the date payment is due at the rate stated below.
(Insert rate of interest agreed upon, if any.)

12% per annum

§ 4.2 FINAL PAYMENT

§ 4.2.1 Final payment, constituting the entire unpaid balance of the Contract Sum, shall be made by the Owner to the Contractor when

.1 the Contractor has fully performed the Contract except for the Contractor's responsibility to correct Work as provided in Section 18.2, and to satisfy other requirements, if any, which extend beyond final payment;

.2 the contractor has submitted a final accounting for the Cost of the Work, where payment is on the basis of the Cost of the Work with or without a guaranteed maximum price; and

§ 4.2.2 The Owner's final payment to the Contractor shall be made no later than 30 days after the recordation of notice of completion.

ARTICLE 5 DISPUTE RESOLUTION

§ 5.1 BINDING DISPUTE RESOLUTION

For any claim subject to, but not resolved by, mediation pursuant to Section 21.3, the method of binding dispute resolution shall be as follows:
(Check the appropriate box. If the Owner and Contractor do not select a method of binding dispute resolution below, or do not subsequently agree in writing to a binding dispute resolution method other than litigation, claims will be resolved in a court of competent jurisdiction.)

[X] Arbitration pursuant to Section 21.4 of this Agreement

[ ] Litigation in a court of competent jurisdiction

[ ] Other *(Specify)*

ARTICLE 6 ENUMERATION OF CONTRACT DOCUMENTS

§ 6.1 The Contract Documents are defined in Article 7 and, except for Modifications issued after execution of this Agreement, are enumerated in the sections below.

§ 6.1.1 The Agreement is this executed AIA Document A107–2007, Standard Form of Agreement Between Owner and Contractor for a Project of Limited Scope.

§ 6.1.2 The Supplementary and other Conditions of the Contract:

Document	Title	Date	Pages
SWPPP			

§ 6.1.3 The Specifications:
(Either list the Specifications here or refer to an exhibit attached to this Agreement.)
Title of Specifications exhibit: NA
(Table deleted)

§ 6.1.4 The Drawings:
(Either list the Drawings here or refer to an exhibit attached to this Agreement.)
List of Plans attached hereto as Exhibit #06.
(Table deleted)

§ 6.1.5 The Addenda, if any:

Number	Date	Pages

Portions of Addenda relating to bidding requirements are not part of the Contract Documents unless the bidding requirements are enumerated in this Article 6.

§ 6.1.6 Additional documents, if any, forming part of the Contract Documents:

.1

.2 AIA Document E201™–2007, Digital Data Protocol Exhibit, if completed, or the following:

.3 Other documents:
(List here any additional documents that are intended to form part of the Contract Documents.)

Exhibit #01 – Cost Breakdown
Exhibit #02 – List of Exclusions and/or Additions and Qualifications
Exhibit #03 – Verification of Funds
Exhibit #04 – Indemnification: Other Contractors On-Site

Exhibit #05 – Contractor's License Law Notification
Exhibit #06 – List of Plans

ARTICLE 7 GENERAL PROVISIONS

§ 7.1 THE CONTRACT DOCUMENTS

The Contract Documents are enumerated in Article 6 and consist of this Agreement (including, if applicable, Supplementary and other Conditions of the Contract), Drawings, Specifications, Addenda issued prior to the execution of this Agreement, other documents listed in this Agreement and Modifications issued after execution of this Agreement. A Modification is (1) a written amendment to the Contract signed by both parties, (2) a Change Order, (3) a Construction Change Directive or (4) a written order for a minor change in the Work issued by the Architect. The intent of the Contract Documents is to include all items necessary for the proper execution and completion of the Work by the Contractor. The Contract Documents are complementary, and what is required by one shall be as binding as if required by all; performance by the Contractor shall be required to the extent consistent with the Contract Documents and reasonably inferable from them as being necessary to produce the indicated results.

§ 7.2 THE CONTRACT

The Contract Documents form the Contract for Construction. The Contract represents the entire and integrated agreement between the parties hereto and supersedes prior negotiations, representations or agreements, either written or oral. The Contract may be amended or modified only by a Modification. The Contract Documents shall not be construed to create a contractual relationship of any kind between any persons or entities other than the Owner and the Contractor.

§ 7.3 THE WORK

The term "Work" means the construction and services required by the Contract Documents, whether completed or partially completed, and includes all other labor, materials, equipment and services provided or to be provided by the Contractor to fulfill the Contractor's obligations. The Work may constitute the whole or a part of the Project.

§ 7.4 INSTRUMENTS OF SERVICE

Instruments of Service are representations, in any medium of expression now known or later developed, of the tangible and intangible creative work performed by the Architect and the Architect's consultants under their respective professional services agreements. Instruments of Service may include, without limitation, studies, surveys, models, sketches, drawings, specifications, and other similar materials.

§ 7.5 OWNERSHIP AND USE OF DRAWINGS, SPECIFICATIONS AND OTHER INSTRUMENTS OF SERVICE

§ 7.5.1 The Architect and the Architect's consultants shall be deemed the authors and owners of their respective Instruments of Service, including the Drawings and Specifications, and will retain all common law, statutory and other reserved rights, including copyrights. The Contractor, Subcontractors, Sub-subcontractors, and material or equipment suppliers shall not own or claim a copyright in the Instruments of Service. Submittal or distribution to meet official regulatory requirements or for other purposes in connection with this Project is not to be construed as publication in derogation of the Architect's or Architect's consultants' reserved rights.

§ 7.5.2 The Contractor, Subcontractors, Sub-subcontractors and material or equipment suppliers are authorized to use and reproduce the Instruments of Service provided to them solely and exclusively for execution of the Work. All copies made under this authorization shall bear the copyright notice, if any, shown on the Instruments of Service. The Contractor, Subcontractors, Sub-subcontractors, and material or equipment suppliers may not use the Instruments of Service on other projects or for additions to this Project outside the scope of the Work without the specific written consent of the Owner, Architect and the Architect's consultants.

§ 7.6 TRANSMISSION OF DATA IN DIGITAL FORM

If the parties intend to transmit Instruments of Service or any other information or documentation in digital form, they shall endeavor to establish necessary protocols governing such transmission, unless otherwise provided in the Agreement or in the Contract Documents.

ARTICLE 8 OWNER

§ 8.1 INFORMATION AND SERVICES REQUIRED OF THE OWNER

§ 8.1.1 The Owner shall furnish all necessary surveys and a legal description of the site.

§ 8.1.2 The Contractor shall be entitled to rely on the accuracy of information furnished by the Owner but shall exercise proper precautions relating to the safe performance of the Work.

§ 8.1.3 The Owner shall secure and pay for necessary approvals, easements, assessments and charges required for the construction, use or occupancy of permanent structures or for permanent changes in existing facilities.

§ 8.2 OWNER'S RIGHT TO STOP THE WORK
If the Contractor fails to correct Work which is not in accordance with the requirements of the Contract Documents, or repeatedly fails to carry out the Work in accordance with the Contract Documents, the Owner may issue a written order to the Contractor to stop the Work, or any portion thereof, until the cause for such order is eliminated; however, the right of the Owner to stop the Work shall not give rise to a duty on the part of the Owner to exercise this right for the benefit of the Contractor or any other person or entity.

§ 8.3 OWNER'S RIGHT TO CARRY OUT THE WORK
If the Contractor defaults or neglects to carry out the Work in accordance with the Contract Documents, and fails within a ten-day period after receipt of written notice from the Owner to commence and continue correction of such default or neglect with diligence and promptness, the Owner, without prejudice to any other remedy the Owner may have, may correct such deficiencies and may deduct the reasonable cost thereof, including Owner's expenses and compensation for the Architect's services made necessary thereby, from the payment then or thereafter due the Contractor.

ARTICLE 9 CONTRACTOR
§ 9.1 REVIEW OF CONTRACT DOCUMENTS AND FIELD CONDITIONS BY CONTRACTOR
§ 9.1.1 Execution of the Contract by the Contractor is a representation that the Contractor has visited the site, become generally familiar with local conditions under which the Work is to be performed and correlated personal observations with requirements of the Contract Documents.

§ 9.1.2 Because the Contract Documents are complementary, the Contractor shall, before starting each portion of the Work, carefully study and compare the various Contract Documents relative to that portion of the Work, as well as the information furnished by the Owner pursuant to Section 8.1.1, shall take field measurements of any existing conditions related to that portion of the Work and shall observe any conditions at the site affecting it. These obligations are for the purpose of facilitating coordination and construction by the Contractor and are not for the purpose of discovering errors, omissions, or inconsistencies in the Contract Documents; however, the Contractor shall promptly report to the Owner and Architect any errors, inconsistencies, or omissions discovered by or made known to the Contractor as a request for information in such form as the Owner and Architect may require. It is recognized that the Contractor's review is made in the Contractor's capacity as a contractor and not as a licensed design professional unless otherwise specifically provided in the Contract Documents.

§ 9.1.3 The Contractor is not required to ascertain that the Contract Documents are in accordance with applicable laws, statutes, ordinances, codes, rules and regulations, or lawful orders of public authorities, but the Contractor shall promptly report to the Owner and Architect any nonconformity discovered by or made known to the Contractor as a request for information in such form as the Owner and Architect may require.

§ 9.2 SUPERVISION AND CONSTRUCTION PROCEDURES
§ 9.2.1 The Contractor shall supervise and direct the Work, using the Contractor's best skill and attention. The Contractor shall be solely responsible for and have control over construction means, methods, techniques, sequences and procedures, and for coordinating all portions of the Work under the Contract, unless the Contract Documents give other specific instructions concerning these matters.

§ 9.2.2 The Contractor shall be responsible to the Owner for acts and omissions of the Contractor's employees, Subcontractors and their agents and employees, and other persons or entities performing portions of the Work for or on behalf of the Contractor or any of its Subcontractors.

§ 9.3 LABOR AND MATERIALS
§ 9.3.1 Unless otherwise provided in the Contract Documents, the Contractor shall provide and pay for labor, materials, equipment, tools, construction equipment and machinery, water, heat, utilities, transportation, and other

facilities and services necessary for proper execution and completion of the Work whether temporary or permanent and whether or not incorporated or to be incorporated in the Work.

§ 9.3.2 The Contractor shall enforce strict discipline and good order among the Contractor's employees and other persons carrying out the Work. The Contractor shall not permit employment of unfit persons or persons not skilled in tasks assigned to them.

§ 9.3.3 The Contractor may make a substitution only with the consent of the Owner, after evaluation by the Architect and in accordance with a Modification.

§ 9.4 WARRANTY
The Contractor warrants to the Owner and Architect that materials and equipment furnished under the Contract will be of good quality and new unless the Contract Documents require or permit otherwise. The Contractor further warrants that the Work will conform to the requirements of the Contract Documents and will be free from defects, except for those inherent in the quality of the Work the Contract Documents require or permit. Work, materials, or equipment not conforming to these requirements may be considered defective. The Contractor's warranty excludes remedy for damage or defect caused by abuse, alterations to the Work not executed by the Contractor, improper or insufficient maintenance, improper operation or normal wear and tear under normal usage.

§ 9.5 TAXES
The Contractor shall pay sales, consumer, use and other similar taxes that are legally enacted when bids are received or negotiations concluded, whether or not yet effective or merely scheduled to go into effect.

§ 9.6 PERMITS, FEES, NOTICES, AND COMPLIANCE WITH LAWS
§ 9.6.1 Unless otherwise provided in the Contract Documents, the Owner shall secure and pay for the building permit as well as other permits, fees, licenses and inspections by government agencies necessary for proper execution and completion of the Work that are customarily secured after execution of the Contract and legally required at the time bids are received or negotiations concluded.

§ 9.6.2 The Contractor shall comply with and give notices required by applicable laws, statutes, ordinances, codes, rules, and regulations, and lawful orders of public authorities applicable to performance of the Work. If the Contractor performs Work knowing it to be contrary to applicable laws, statutes, ordinances, codes, rules and regulations, or lawful orders of public authorities, the Contractor shall assume appropriate responsibility for such Work and shall bear the costs attributable to correction.

§ 9.7 ALLOWANCES
The Contractor shall include in the Contract Sum all allowances stated in the Contract Documents. The Owner shall select materials and equipment under allowances with reasonable promptness. Allowance amounts shall include the costs to the Contractor of materials and equipment delivered at the site and all required taxes, less applicable trade discounts. Allowance amounts shall not include the Contractor's costs for unloading and handling at the site, labor, installation, overhead, and profit.

§ 9.8 CONTRACTOR'S CONSTRUCTION SCHEDULES
§ 9.8.1 The Contractor, promptly after being awarded the Contract, shall prepare and submit for the Owner's and Architect's information a Contractor's construction schedule for the Work. The schedule shall not exceed time limits current under the Contract Documents, shall be revised at appropriate intervals as required by the conditions of the Work and Project, shall be related to the entire Project to the extent required by the Contract Documents, and shall provide for expeditious and practicable execution of the Work.

§ 9.8.2 The Contractor shall perform the Work in general accordance with the most recent schedule submitted to the Owner and Architect.

§ 9.9 SUBMITTALS
§ 9.9.1 The Contractor shall review for compliance with the Contract Documents and submit to the Owner and Architect Shop Drawings, Product Data, Samples and similar submittals required by the Contract Documents in coordination with the Contractor's construction schedule and in such sequence as to allow the Owner and Architect reasonable time for review. By submitting Shop Drawings, Product Data, Samples and similar submittals, the

Contractor represents to the Owner and Architect that the Contractor has (1) reviewed and approved them; (2) determined and verified materials, field measurements and field construction criteria related thereto, or will do so; and (3) checked and coordinated the information contained within such submittals with the requirements of the Work and of the Contract Documents. The Work shall be in accordance with approved submittals.

§ 9.9.2 Shop Drawings, Product Data, Samples and similar submittals are not Contract Documents.

§ 9.10 USE OF SITE
The Contractor shall confine operations at the site to areas permitted by applicable laws, statutes, ordinances, codes, rules and regulations, lawful orders of public authorities, and the Contract Documents and shall not unreasonably encumber the site with materials or equipment.

§ 9.11 CUTTING AND PATCHING
The Contractor shall be responsible for cutting, fitting or patching required to complete the Work or to make its parts fit together properly.

§ 9.12 CLEANING UP
The Contractor shall keep the premises and surrounding area free from accumulation of waste materials or rubbish caused by operations under the Contract. At completion of the Work, the Contractor shall remove waste materials, rubbish, the Contractor's tools, construction equipment, machinery and surplus material from and about the Project.

§ 9.13 ROYALTIES, PATENTS AND COPYRIGHTS
The Contractor shall pay all royalties and license fees. The Contractor shall defend suits or claims for infringement of copyrights and patent rights and shall hold the Owner and Architect harmless from loss on account thereof, but shall not be responsible for such defense or loss when a particular design, process or product of a particular manufacturer or manufacturers is required by the Contract Documents or where the copyright violations are contained in Drawings, Specifications or other documents prepared by the Owner or Architect. However, if the Contractor has reason to believe that the required design, process or product is an infringement of a copyright or a patent, the Contractor shall be responsible for such loss unless such information is promptly furnished to the Architect.

§ 9.14 ACCESS TO WORK
The Contractor shall provide the Owner and Architect access to the Work in preparation and progress wherever located.

§ 9.15 INDEMNIFICATION
§ 9.15.1 To the fullest extent permitted by law, the Contractor shall indemnify and hold harmless the Owner, Architect, Architect's consultants and agents and employees of any of them from and against claims, damages, losses and expenses, including but not limited to attorneys' fees, arising out of or resulting from performance of the Work, provided that such claim, damage, loss or expense is attributable to bodily injury, sickness, disease or death, or to injury to or destruction of tangible property (other than the Work itself), but only to the extent caused by the negligent acts or omissions of the Contractor, a Subcontractor, anyone directly or indirectly employed by them or anyone for whose acts they may be liable, unless such claim, damage, loss or expense is caused wholly by a party indemnified hereunder. Such obligation shall not be construed to negate, abridge, or reduce other rights or obligations of indemnity which would otherwise exist as to a party or person described in this Section 9.15.1.

§ 9.15.2 In claims against any person or entity indemnified under this Section 9.15 by an employee of the Contractor, a Subcontractor, anyone directly or indirectly employed by them or anyone for whose acts they may be liable, the indemnification obligation under Section 9.15.1 shall not be limited by a limitation on amount or type of damages, compensation or benefits payable by or for the Contractor or Subcontractor under workers' compensation acts, disability benefit acts or other employee benefit acts.

ARTICLE 10 ARCHITECT
§ 10.1 The Architect will provide administration of the Contract and may be an Owner's representative during construction, until the date the notice of completion is recorded. The Architect will have authority to act on behalf of the Owner only to the extent provided in the Contract Documents, unless otherwise modified in writing in accordance with other provisions of the Contract.

§ 10.2 The Architect will visit the site at intervals appropriate to the stage of the construction to become generally familiar with the progress and quality of the portion of the Work completed, and to determine in general, if the Work observed is being performed in a manner indicating that the Work, when fully completed, will be in accordance with the Contract Documents. However, the Architect will not be required to make exhaustive or continuous on-site inspections to check the quality or quantity of the Work. The Architect will not have control over, charge of, or responsibility for, the construction means, methods, techniques, sequences or procedures, or for safety precautions and programs in connection with the Work, since these are solely the Contractor's rights and responsibilities under the Contract Documents.

§ 10.3 On the basis of the site visits, the Architect will keep the Owner reasonably informed about the progress and quality of the portion of the Work completed, and report to the Owner (1) known deviations from the Contract Documents and from the most recent construction schedule submitted by the Contractor, and (2) defects and deficiencies observed in the Work. The Architect will not be responsible for the Contractor's failure to perform the Work in accordance with the requirements of the Contract Documents. The Architect will not have control over or charge of and will not be responsible for acts or omissions of the Contractor, Subcontractors, or their agents or employees, or any other persons or entities performing portions of the Work.

(Paragraph deleted)
§ 10.5 The Architect has authority to reject Work that does not conform to the Contract Documents
§ 10.6 The Architect will review and approve or take other appropriate action upon the Contractor's submittals such as Shop Drawings, Product Data and Samples, but only for the limited purpose of checking for conformance with information given and the design concept expressed in the Contract Documents.

§ 10.7 The Architect will interpret and decide matters concerning performance under, and requirements of, the Contract Documents on written request of either the Owner or Contractor. The Architect will make initial decisions on all claims, disputes and other matters in question between the Owner and Contractor but will not be liable for results of any interpretations or decisions rendered in good faith.

§ 10.8 The Architect's decisions on matters relating to aesthetic effect will be final if consistent with the intent expressed in the Contract Documents.

§ 10.9 Duties, responsibilities and limitations of authority of the Architect as set forth in the Contract Documents shall not be restricted, modified or extended without written consent of the Owner, Contractor and Architect. Consent shall not be unreasonably withheld.

ARTICLE 11 SUBCONTRACTORS
§ 11.1 A Subcontractor is a person or entity who has a direct contract with the Contractor to perform a portion of the Work at the site.

§ 11.2 Unless otherwise stated in the Contract Documents or the bidding requirements, the Contractor, as soon as practicable after award of the Contract, shall furnish in writing to the Owner the names of the Subcontractors or suppliers for each of the principal portions of the Work. The Contractor shall not contract with any Subcontractor or supplier to whom the Owner has made reasonable written objection within ten days after receipt of the Contractor's list of Subcontractors and suppliers. If the proposed but rejected Subcontractor was reasonably capable of performing the Work, the Contract Sum and Contract Time shall be increased or decreased by the difference, if any, occasioned by such change, and an appropriate Change Order shall be issued before commencement of the substitute Subcontractor's Work. The Contractor shall not be required to contract with anyone to whom the Contractor has made reasonable objection.

§ 11.3 Contracts between the Contractor and Subcontractors shall (1) require each Subcontractor, to the extent of the Work to be performed by the Subcontractor, to be bound to the Contractor by the terms of the Contract Documents, and to assume toward the Contractor all the obligations and responsibilities, including the responsibility for safety of the Subcontractor's Work, which the Contractor, by the Contract Documents, assumes toward the Owner and Architect, and (2) allow the Subcontractor the benefit of all rights, remedies and redress against the Contractor that the Contractor, by these Contract Documents, has against the Owner.

ARTICLE 12 CONSTRUCTION BY OWNER OR BY SEPARATE CONTRACTORS

§ 12.1 The Owner reserves the right to perform construction or operations related to the Project with the Owner's own forces, and to award separate contracts in connection with other portions of the Project or other construction or operations on the site under conditions of the contract identical or substantially similar to these, including those portions related to insurance and waiver of subrogation. If the Contractor claims that delay or additional cost is involved because of such action by the Owner, the Contractor shall make such claim as provided in Article 21.

§ 12.2 The Contractor shall afford the Owner and separate contractor's reasonable opportunity for introduction and storage of their materials and equipment and performance of their activities, and shall connect and coordinate the Contractor's activities with theirs as required by the Contract Documents.

§ 12.3 The Owner shall be reimbursed by the Contractor for costs incurred by the Owner which are payable to a separate contractor because of delays, improperly timed activities or defective construction of the Contractor. The Owner shall be responsible to the Contractor for costs incurred by the Contractor because of delays, improperly timed activities, damage to the Work or defective construction of a separate contractor.

ARTICLE 13 CHANGES IN THE WORK

§ 13.1 By appropriate Modification, changes in the Work may be accomplished after execution of the Contract. The Owner, without invalidating the Contract, may order changes in the Work within the general scope of the Contract consisting of additions, deletions or other revisions, with the Contract Sum and Contract Time being adjusted accordingly. Such changes in the Work shall be authorized by written Change Order signed by the Owner, Contractor, or by written Construction Change Directive signed by the Owner.

§ 13.2 Adjustments in the Contract Sum and Contract Time resulting from a change in the Work shall be determined by mutual agreement of the parties or, in the case of a Construction Change Directive signed only by the Owner, by the Contractor's cost of labor, material, equipment, and reasonable overhead and profit, unless the parties agree on another method for determining the cost or credit. Pending final determination of the total cost of a Construction Change Directive, the Contractor may request payment for Work completed pursuant to the Construction Change Directive. When the Owner and Contractor agree on adjustments to the Contract Sum and Contract Time arising from a Construction Change Directive, the Contractor will prepare a Change Order.

(Paragraph deleted)

§ 13.4 If concealed or unknown physical conditions are encountered at the site that differ materially from those indicated in the Contract Documents or from those conditions ordinarily found to exist, the Contract Sum and Contract Time shall be equitably adjusted as mutually agreed between the Owner and Contractor; provided that the Contractor provides notice to the Owner and Architect promptly and before conditions are disturbed.

ARTICLE 14 TIME

§ 14.1 Time limits stated in the Contract Documents are of the essence of the Contract. By executing the Agreement the Contractor confirms that the Contract Time is a reasonable period for performing the Work.

§ 14.2 Unless otherwise provided, Contract Time is the period of time, including authorized adjustments, allotted in the Contract Documents for Substantial Completion of the Work.

§ 14.3 The term "day" as used in the Contract Documents shall mean calendar day unless otherwise specifically defined.

§ 14.4 The date of Substantial Completion is the date the project is signed off by the Building Department as approved to occupy.

§ 14.5 If the Contractor is delayed at any time in the commencement or progress of the Work by changes ordered in the Work, by labor disputes, fire, unusual delay in deliveries, abnormal adverse weather conditions not reasonably anticipatable, unavoidable casualties or any causes beyond the Contractor's control, or by other causes which the Architect determines may justify delay, then the Contract Time shall be extended by Change Order for such reasonable time as the Architect may determine, subject to the provisions of Article 21.

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ARTICLE 15 PAYMENTS AND COMPLETION

§ 15.1 APPLICATIONS FOR PAYMENT

§ 15.1.1 Where the Contract is based on a Stipulated Sum or the Cost of the Work with a Guaranteed Maximum Price, the Contractor shall submit to the Owner, before the first Application for Payment, a schedule of values, allocating the entire Contract Sum to the various portions of the Work, prepared in such form and supported by such data to substantiate its accuracy as the Owner may require. This schedule, unless objected to by the Owner, shall be used in reviewing the Contractor's Applications for Payment.

(Paragraph deleted)

§ 15.1.3 Payments shall be made on account of materials and equipment delivered and suitably stored at the site for subsequent incorporation in the Work. If approved in advance by the Owner, payment may similarly be made for materials and equipment stored, and protected from damage, off the site at a location agreed upon in writing.

§ 15.1.4 The Contractor warrants that title to all Work covered by an Application for Payment will pass to the Owner no later than the time of payment. The Contractor further warrants that upon submittal of an Application for Payment all Work for which Payments have been previously received from the Owner shall, to the best of the Contractor's knowledge, information and belief, be free and clear of liens, claims, security interests or other encumbrances adverse to the Owner's interests.

§ 15.2 PAYMENT

(Paragraphs deleted)

§ 15.2.3 The Owner may withhold a Payment in whole or in part, because of

.1 defective Work not remedied;

.2 third party claims filed or reasonable evidence indicating probable filing of such claims unless security acceptable to the Owner is provided by the Contractor;

.3 failure of the Contractor to make payments properly to Subcontractors or for labor, materials or equipment;

.4 reasonable evidence that the Work cannot be completed for the unpaid balance of the Contract Sum;

.5 damage to the Owner or a separate contractor;

.6 reasonable evidence that the Work will not be completed within the Contract Time and that the unpaid balance would not be adequate to cover actual or liquidated damages for the anticipated delay; or

.7 repeated failure to carry out the Work in accordance with the Contract Documents.

§ 15.2.4 When the above reasons for withholding payment are removed, payment will be made for amounts previously withheld.

§ 15.3 PROGRESS PAYMENTS

§ 15.3.1 The Contractor shall pay each Subcontractor, no later than seven days after receipt of payment, the amount to which the Subcontractor is entitled, reflecting percentages actually retained from payments to the Contractor on account of the Subcontractor's portion of the Work. The Contractor shall, by appropriate agreement with each Subcontractor, require each Subcontractor to make payments to sub-subcontractors in similar manner.

§ 15.3.2 Neither the Owner nor Architect shall have an obligation to pay or see to the payment of money to a Subcontractor except as may otherwise be required by law.

§ 15.3.3 A progress payment, or partial or entire use or occupancy of the Project by the Owner shall not constitute acceptance of Work not in accordance with the Contract Documents.

§ 15.4 SUBSTANTIAL COMPLETION

§ 15.4.1 Substantial Completion is the stage in the progress of the Work when the Work or designated portion thereof is sufficiently complete in accordance with the Contract Documents so that the Owner can occupy or utilize the Work for its intended use.

§ 15.4.2 When the Contractor considers that the Work, or a portion thereof which the Owner agrees to accept separately, is substantially complete, the Contractor shall prepare and submit to the Owner and Architect a comprehensive list of items to be completed or corrected prior to final payment. Failure to include an item on such list does not alter the responsibility of the Contractor to complete all Work in accordance with the Contract Documents.

§ 15.4.3 Upon receipt of the Contractor's list, the Architect will make an inspection to determine whether the Work or designated portion thereof is substantially complete. Warranties required by the Contract Documents shall commence on the date of Substantial Completion of the Work or designated portion thereof unless otherwise provided in the Certificate of Substantial Completion.

(Paragraph deleted)

§ 15.5 FINAL COMPLETION AND FINAL PAYMENT

§ 15.5.1 Upon receipt of the Contractor's written notice that the Work is ready for final inspection and acceptance and upon receipt of a final Application for Payment, the Owner and Architect will promptly make such inspection and, when they find the Work acceptable under the Contract Documents and the Contract fully performed, the Architect will promptly issue a final statement that to the best of the Architect's knowledge, information and belief, and on the basis of the Architect's on-site visits and inspections, the Work has been completed in accordance with terms and conditions of the Contract Documents and that the entire balance found to be due the Contractor and noted in the final Certificate is due and payable. The Architect's final statement will constitute a further representation that conditions stated in Section 15.5.2 as precedent to the Contractor's being entitled to final payment have been fulfilled.

§ 15.5.2 Final payment shall not become due until the Contractor has delivered to the Owner a complete release of all liens arising out of this Contract or receipts in full covering all labor, materials and equipment for which a lien could be filed, or a bond satisfactory to the Owner to indemnify the Owner against such lien. If such lien remains unsatisfied after payments are made, the Contractor shall refund to the Owner all money that the Owner may be compelled to pay in discharging such lien, including costs and reasonable attorneys' fees.

§ 15.5.3 The making of final payment shall constitute a waiver of claims by the Owner except those arising from

- **.1** liens, claims, security interests or encumbrances arising out of the Contract and unsettled;
- **.2** failure of the Work to comply with the requirements of the Contract Documents; or
- **.3** terms of special warranties required by the Contract Documents.

§ 15.5.4 Acceptance of final payment by the Contractor, a Subcontractor or material supplier shall constitute a waiver of claims by that payee except those previously made in writing and identified by that payee as unsettled at the time of final Application for Payment.

ARTICLE 16 PROTECTION OF PERSONS AND PROPERTY

§ 16.1 SAFETY PRECAUTIONS AND PROGRAMS

The Contractor shall be responsible for initiating, maintaining and supervising all safety precautions and programs in connection with the performance of the Contract. The Contractor shall take reasonable precautions for safety of, and shall provide reasonable protection to prevent damage, injury or loss to

- **.1** employees on the Work and other persons who may be affected thereby;
- **.2** the Work and materials and equipment to be incorporated therein, whether in storage on or off the site, under care, custody or control of the Contractor or the Contractor's Subcontractors or Sub-subcontractors; and
- **.3** other property at the site or adjacent thereto, such as trees, shrubs, lawns, walks, pavements, roadways, structures and utilities not designated for removal, relocation or replacement in the course of construction.

The Contractor shall comply with and give notices required by applicable laws, statutes, ordinances, codes, rules and regulations, and lawful orders of public authorities bearing on safety of persons and property and their protection from damage, injury or loss. The Contractor shall promptly remedy damage and loss to property caused in whole or in part by the Contractor, a Subcontractor, a sub-subcontractor, or anyone directly or indirectly employed by any of them, or by anyone for whose acts they may be liable and for which the Contractor is responsible under Sections 16.1.2 and 16.1.3, except for damage or loss attributable to acts or omissions of the Owner or Architect or by anyone for whose acts either of them may be liable, and not attributable to the fault or negligence of the Contractor. The foregoing obligations of the Contractor are in addition to the Contractor's obligations under Section 9.15.

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§ 16.2 HAZARDOUS MATERIALS

§ 16.2.1 The Contractor is responsible for compliance with the requirements of the Contract Documents regarding hazardous materials. If the Contractor encounters a hazardous material or substance not addressed in the Contract Documents, and if reasonable precautions will be inadequate to prevent foreseeable bodily injury or death to persons resulting from a material or substance, including but not limited to asbestos or polychlorinated biphenyl (PCB), encountered on the site by the Contractor, the Contractor shall, upon recognizing the condition, immediately stop Work in the affected area and report the condition to the Owner and Architect in writing. When the material or substance has been rendered harmless, Work in the affected area shall resume upon written agreement of the Owner and Contractor. By Change Order, the Contract Time shall be extended appropriately and the Contract Sum shall be increased in the amount of the Contractor's reasonable additional costs of shutdown, delay and start-up.

§ 16.2.2 To the fullest extent permitted by law, the Owner shall indemnify and hold harmless the Contractor, Subcontractors, Architect, Architect's consultants and agents and employees of any of them from and against claims, damages, losses and expenses, including but not limited to attorneys' fees, arising out of or resulting from performance of the Work in the affected area, if in fact, the material or substance presents the risk of bodily injury or death as described in Section 16.2.1 and has not been rendered harmless, provided that such claim, damage, loss or expense is attributable to bodily injury, sickness, disease or death, or to injury to or destruction of tangible property (other than the Work itself), provided that such damage, loss or expense is not due to the sole fault or negligence of the party seeking indemnity.

§ 16.2.3 If, without negligence on the part of the Contractor, the Contractor is held liable by a government agency for the cost of remediation of a hazardous material or substance solely by reason of performing Work as required by the Contract Documents, the Owner shall indemnify the Contractor for all cost and expense thereby incurred.

ARTICLE 17 INSURANCE AND BONDS

§ 17.1 The Contractor shall purchase from, and maintain in a company or companies lawfully authorized to do business in the jurisdiction in which the Project is located, insurance for protection from claims under workers' compensation acts and other employee benefit acts which are applicable, claims for damages because of bodily injury, including death, and claims for damages, other than to the Work itself, to property which may arise out of or result from the Contractor's operations and completed operations under the Contract, whether such operations be by the Contractor or by a Subcontractor or anyone directly or indirectly employed by any of them. This insurance shall be written for not less than limits of liability specified in the Contract Documents or required by law, whichever coverage is greater, and shall include contractual liability insurance applicable to the Contractor's obligations under Section 9.15. Certificates of Insurance acceptable to the Owner shall be filed with the Owner prior to commencement of the Work. Each policy shall contain a provision that the policy will not be canceled or allowed to expire until at least 30 days' prior written notice has been given to the Owner. The Contractor shall cause the commercial liability coverage required by the Contract Documents to include: (1) the Owner, the Architect and the Architect's Consultants as additional insureds for claims caused in whole or in part by the Contractor's negligent acts or omissions during the Contractor's operations; and (2) the Owner as an additional insured for claims caused in whole or in part by the Contractor's negligent acts or omissions during the Contractor's completed operations.

§ 17.2 OWNER'S LIABILITY INSURANCE

The Owner shall be responsible for purchasing and maintaining the Owner's usual liability insurance.

§ 17.3 PROPERTY INSURANCE

§ 17.3.1 Unless otherwise provided, the Owner shall purchase and maintain, in a company or companies lawfully authorized to do business in the jurisdiction in which the Project is located, property insurance on an "all-risk" or equivalent policy form, including builder's risk, in the amount of the initial Contract Sum, plus the value of subsequent modifications and cost of materials supplied and installed by others, comprising total value for the entire Project at the site on a replacement cost basis without optional deductibles. Such property insurance shall be maintained, unless otherwise provided in the Contract Documents or otherwise agreed in writing by all persons and entities who are beneficiaries of such insurance, until final payment has been made as provided in Section 15.5 or until no person or entity other than the Owner has an insurable interest in the property required by this Section 17.3.1 to be covered, whichever is later. This insurance shall include interests of the Owner, the Contractor, Subcontractors and sub-subcontractors in the Project.

§ 17.3.2 The Owner shall file a copy of each policy with the Contractor before an exposure to loss may occur. Each policy shall contain a provision that the policy will not be canceled or allowed to expire, and that its limits will not be reduced, until at least 30 days' prior written notice has been given to the Contractor.

§ 17.3.3 The Owner and Contractor waive all rights against (1) each other and any of their subcontractors, sub-subcontractors, agents and employees, each of the other, and (2) the Architect, Architect's consultants, separate contractors described in Article 12, if any, and any of their subcontractors, sub-subcontractors, agents and employees for damages caused by fire or other causes of loss to the extent covered by property insurance obtained pursuant to Section 17.3 or other property insurance applicable to the Work, except such rights as they have to proceeds of such insurance held by the Owner as fiduciary. The Owner or Contractor, as appropriate, shall require of the Architect, Architect's consultants, separate contractors described in Article 12, if any, and the subcontractors, sub-subcontractors, agents and employees of any of them, by appropriate agreements, written where legally required for validity, similar waivers each in favor of other parties enumerated herein. The policies shall provide such waivers of subrogation by endorsement or otherwise. A waiver of subrogation shall be effective as to a person or entity even though that person or entity would otherwise have a duty of indemnification, contractual or otherwise, did not pay the insurance premium directly or indirectly, and whether or not the person or entity had an insurable interest in the property damaged.

§ 17.3.4 A loss insured under the Owner's property insurance shall be adjusted by the Owner as fiduciary and made payable to the Owner as fiduciary for the insureds, as their interests may appear, subject to requirements of any applicable mortgagee clause. The Contractor shall pay Subcontractors their just shares of insurance proceeds received by the Contractor, and by appropriate agreements, written where legally required for validity, shall require Subcontractors to make payments to their sub-subcontractors in similar manner.

§ 17.4 PERFORMANCE BOND AND PAYMENT BOND

§ 17.4.1 The Owner shall have the right to require the Contractor to furnish bonds covering faithful performance of the Contract and payment of obligations arising thereunder as stipulated in bidding requirements or specifically required in the Contract Documents on the date of execution of the Contract. The costs of such bonds shall be listed in the Cost Breakdown, Addendum #01 if Contractor is required to make such payments (see also, Section 22.1).

§ 17.4.2 Upon the request of any person or entity appearing to be a potential beneficiary of bonds covering payment of obligations arising under the Contract, the Contractor shall promptly furnish a copy of the bonds or shall authorize a copy to be furnished.

ARTICLE 18 CORRECTION OF WORK

§ 18.1 The Contractor shall promptly correct Work rejected by the Architect or failing to conform to the requirements of the Contract Documents, whether discovered before or after Substantial Completion and whether or not fabricated, installed or completed. Costs of correcting such rejected Work, including additional testing and inspections, the cost of uncovering and replacement, and compensation for the Architect's services and expenses made necessary thereby, shall be at the Contractor's expense, unless compensable under Section A.2.7.3 in Exhibit A, Determination of the Cost of the Work.

§ 18.2 In addition to the Contractor's obligations under Section 9.4, if, within one year after the date of Substantial Completion of the Work or designated portion thereof or after the date for commencement of warranties established under Section 15.4.3, or by terms of an applicable special warranty required by the Contract Documents, any of the Work is found to be not in accordance with the requirements of the Contract Documents, the Contractor shall correct it promptly after receipt of written notice from the Owner to do so unless the Owner has previously given the Contractor a written acceptance of such condition. The Owner shall give such notice promptly after discovery of the condition. During the one-year period for correction of Work, if the Owner fails to notify the Contractor and give the Contractor an opportunity to make the correction, the Owner waives the rights to require correction by the Contractor and to make a claim for breach of warranty.

§ 18.3 If the Contractor fails to correct nonconforming Work within a reasonable time, the Owner may correct it in accordance with Section 8.3.

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§ 18.4 The one-year period for correction of Work shall be extended with respect to portions of Work first performed after Substantial Completion by the period of time between Substantial Completion and the actual completion of that portion of the Work.

§ 18.5 The one-year period for correction of Work shall not be extended by corrective Work performed by the Contractor pursuant to this Article 18.

ARTICLE 19 MISCELLANEOUS PROVISIONS

§ 19.1 ASSIGNMENT OF CONTRACT

Neither party to the Contract shall assign the Contract without written consent of the other, except that the Owner may, without consent of the Contractor, assign the Contract to a lender providing construction financing for the Project if the lender assumes the Owner's rights and obligations under the Contract Documents. The Contractor shall execute all consents reasonably required to facilitate such assignment.

§ 19.2 GOVERNING LAW

The Contract shall be governed by the law of the place where the Project is located, except, that if the parties have selected arbitration as the method of binding dispute resolution, the Federal Arbitration Act shall govern Section 21.4.

§ 19.3 TESTS AND INSPECTIONS

Tests, inspections and approvals of portions of the Work required by the Contract Documents or by applicable laws, statutes, ordinances, codes, rules and regulations or lawful orders of public authorities shall be made at an appropriate time. Unless otherwise provided, the Contractor shall make arrangements for such tests, inspections and approvals with an independent testing laboratory or entity acceptable to the Owner, or with the appropriate public authority, and shall bear all related costs of tests, inspections and approvals. The Contractor shall give the Architect timely notice of when and where tests and inspections are to be made so that the Architect may be present for such procedures. The Owner shall bear costs of (1) tests, inspections or approvals that do not become requirements until after bids are received or negotiations concluded, and (2) tests, inspections or approvals where building codes or applicable laws or regulations prohibit the Owner from delegating the costs to the Contractor.

§ 19.4 COMMENCEMENT OF STATUTORY LIMITATION PERIOD

The Owner and Contractor shall commence all claims and causes of action, whether in contract, tort, breach of warranty or otherwise, against the other arising out of or related to the Contract in accordance with the requirements of the final dispute resolution method selected in the Agreement within the period specified by applicable law, but in any case not more than 10 years after the date of Substantial Completion of the Work. The Owner and Contractor waive all claims and causes of action not commenced in accordance with this Section 19.4.

ARTICLE 20 TERMINATION OF THE CONTRACT

§ 20.1 TERMINATION BY THE CONTRACTOR

If the Owner fails to make payment as provided in Section 4.1.3 for a period of 30 days, the Contractor may, upon seven additional days' written notice to the Owner and the Architect, terminate the Contract and recover from the Owner payment for Work executed, including reasonable overhead and profit, costs incurred by reason of such termination, and damages.

§ 20.2 TERMINATION BY THE OWNER FOR CAUSE

§ 20.2.1 The Owner may terminate the Contract if the Contractor

- **.1** repeatedly refuses or fails to supply enough properly skilled workers or proper materials;
- **.2** fails to make payment to Subcontractors for materials or labor in accordance with the respective agreements between the Contractor and the Subcontractors;
- **.3** repeatedly disregards applicable laws, statutes, ordinances, codes, rules and regulations or lawful orders of a public authority; or
- **.4** otherwise is guilty of substantial breach of a provision of the Contract Documents.

§ 20.2.2 When any of the above reasons exists, the Owner, without prejudice to any other remedy the Owner may have and after giving the Contractor seven days' written notice, terminate the Contract and take possession of the site and of all materials, equipment, tools, and construction equipment and machinery thereon owned by the Contractor and may finish the Work by whatever reasonable method the Owner may deem expedient. Upon request of the Contractor, the

Owner shall furnish to the Contractor a detailed accounting of the costs incurred by the Owner in finishing the Work.

§ 20.2.3 When the Owner terminates the Contract for one of the reasons stated in Section 20.2.1, the Contractor shall not be entitled to receive further payment until the Work is finished.

§ 20.2.4 If the unpaid balance of the Contract Sum exceeds costs of finishing the Work, including compensation for the Architect's services and expenses made necessary thereby, and other damages incurred by the Owner and not expressly waived, such excess shall be paid to the Contractor. If such costs and damages exceed the unpaid balance, the Contractor shall pay the difference to the Owner. The amount to be paid to the Contractor or Owner, as the case may be, and this obligation for payment shall survive termination of the Contract.

§ 20.3 TERMINATION BY THE OWNER FOR CONVENIENCE

The Owner may, at any time, terminate the Contract for the Owner's convenience and without cause. The Contractor shall be entitled to receive payment for Work executed, and costs incurred by reason of such termination, along with reasonable overhead and profit on the Work not executed.

ARTICLE 21 CLAIMS AND DISPUTES

§ 21.1 Claims, disputes and other matters in question arising out of or relating to this Contract, including those alleging an error or omission by the Architect but excluding those arising under Section 16.2, shall be referred initially to the Architect for decision. Such matters, except those waived as provided for in Section 21.8 and Sections 15.5.3 and 15.5.4, shall, after initial decision by the Architect or 30 days after submission of the matter to the Architect, be subject to mediation as a condition precedent to binding dispute resolution.

§ 21.2 If a claim, dispute or other matter in question relates to or is the subject of a mechanic's lien, the party asserting such matter may proceed in accordance with applicable law to comply with the lien notice or filing deadlines.

§ 21.3 The parties shall endeavor to resolve their disputes by mediation which, unless the parties mutually agree otherwise, shall be administered by the American Arbitration Association in accordance with their Construction Industry Mediation Procedures in effect on the date of the Agreement. A request for mediation shall be made in writing, delivered to the other party to this Agreement, and filed with the person or entity administering the mediation. The request may be made concurrently with the binding dispute resolution but, in such event, mediation shall proceed in advance of binding dispute resolution proceedings, which shall be stayed pending mediation for a period of 60 days from the date of filing, unless stayed for a longer period by agreement of the parties or court order. If an arbitration is stayed pursuant to this Section, the parties may nonetheless proceed to the selection of the arbitrator(s) and agree upon a schedule for later proceedings.

§ 21.4 If the parties have selected arbitration as the method for binding dispute resolution in the Agreement, any claim, subject to, but not resolved by, mediation shall be subject to arbitration which, unless the parties mutually agree otherwise, shall be administered by the American Arbitration Association, in accordance with the Construction Industry Arbitration Rules in effect on the date of this Agreement. Demand for arbitration shall be made in writing, delivered to the other party to the Contract, and filed with the person or entity administering the arbitration. The award rendered by the arbitrator or arbitrators shall be final, and judgment may be entered upon it in accordance with applicable law in any court having jurisdiction thereof.

§ 21.5 Either party, at its sole discretion, may consolidate an arbitration conducted under this Agreement with any other arbitration to which it is a party provided that (1) the arbitration agreement governing the other arbitration permits consolidation; (2) the arbitrations to be consolidated substantially involve common questions of law or fact; and (3) the arbitrations employ materially similar procedural rules and methods for selecting arbitrator(s).

§ 21.6 Any party to an arbitration may include by joinder persons or entities substantially involved in a common question of law or fact whose presence is required if complete relief is to be accorded in arbitration provided that the party sought to be joined consents in writing to such joinder. Consent to arbitration involving an additional person or entity shall not constitute consent to arbitration of a Claim not described in the written Consent.

§ 21.7 The foregoing agreement to arbitrate and other agreements to arbitrate with an additional person or entity duly consented to by parties to the Agreement shall be specifically enforceable under applicable law in any court having jurisdiction thereof.

§ 21.8 CLAIMS FOR CONSEQUENTIAL DAMAGES

The Contractor and Owner waive claims against each other for consequential damages arising out of or relating to this Contract. This mutual waiver includes

.1 damages incurred by the Owner for rental expenses, for losses of use, income, profit, financing, business and reputation, and for loss of management or employee productivity or of the services of such persons; and

.2 damages incurred by the Contractor for principal office expenses including the compensation of personnel stationed there, for losses of financing, business and reputation, and for loss of profit except anticipated profit arising directly from the Work.

This mutual waiver is applicable, without limitation, to all consequential damages due to either party's termination in accordance with Article 20. Nothing contained in this Section 21.8 shall be deemed to preclude an award of liquidated damages, when applicable, in accordance with the requirements of the Contract Documents.

ARTICLE 22 OTHER CONDITIONS OR PROVISIONS

22.1 Extra Work: Should Owner's representative, Architect, construction lender, or a public body or Inspector direct any modification or addition to the work covered by this contract, the cost including additional supervision and relevant general conditions shall be added to the contract price, plus 5% for overhead and profit and 1% for insurance. Payment for extra work will be made as the extra work progresses, concurrently with payments made under the payment schedule.

22.2 By signing this contract, Owner affirms that there are sufficient funds in place to fund this project through completion.

22.3 **Neither party to the Contract shall assign the Contract as a whole without written consent of the other. If either party attempts to make such an assignment without such consent, that party shall nevertheless remain legally responsible for all obligations under the Contract.**

22.4 **The Construction Budget contains a Contingency Fund. This fund is to be used by the Contractor and Owner, at the Contractor's discretion, to cover costs necessary to complete the work that have not been otherwise included in the Construction Budget and would not qualify as a Change Order. (1) All line item cost savings (based on the Addendum #01 Cost Breakdown) shall be credited into the Contingency Fund, (2) all expenditures of Contingency Funds shall be fully accounted for, and (3) any unexpended Contingency Funds shall be credited to the project, at the end of the project, by Change Order.** Contractor shall advise owner when contingency funds are used.

This Agreement entered into as of the day and year first written above.

BRESSI DEVELOPMENT, LLC	BYCOR GENERAL CONTRACTORS, INC.
	
OWNER *(Signature)*	CONTRACTOR *(Signature)*
D. Kevin Moriarty 	
(Printed name and title) Manager	*(Printed name and title)*

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6490 MARINDUSTRY PLACE
SAN DIEGO, CA 92121
858-587-1901, F: 587-1903
LICENSE # 444203

Exhibit 1

Date: 27-May-10

Project: **Bressi Ranch, Assisted Living Facility**

No Prevailing Wage, Final Plans

6255 Nygaard St, Carlsbad, CA 92009

Contact: Kevin Moriarty
Phone: (858) 565-4424
Fax: (858) 565-1508

Prepared By: Terry Holum/Steve Smidt
Plan Date: 2/11/2010
Architect: James Wheeler
Addm: Final Set

Project Data:

Gross Land Area	**111672**	square feet	2.56 acres
Off-Site Land Area	**1150**	square feet	0.03 acres
Net Land Area	**110522**	square feet	2.54 acres
Landscaped Area	**49157**	square feet	
Paved Area	**24500**	square feet	
Building Footprint	**36865**	square feet	
Number of Floors	**2**	floors	
Basement Area	**2545**	square feet	
Building length	**653**	lineal feet	
Building Width	**85**	lineal feet	
Height to top of parapet	**25**	feet	
Elevators	**1**	ea	
Number of Suites	**1**	square feet	
Trash Enclosures	**1**	ea	
Construction Schedule	**46**	weeks	

CSI CODES	DESCRIPTION	TOTAL QTY	UNIT PRICE	UNIT TOTAL	SUB TOTAL
01000	**GENERAL CONDITIONS:**				
01001	Supervision	46	$3,200.00 wk	$147,200.00	
01005	Project Manager	46	$1,600.00 wk	$73,600.00	
01005	Project Engineer	46	$1,400.00 wk	$64,400.00	
01005	Project Accountant	46	$200.00 wk	$9,200.00	
	Mobilization & Demob	1	$5,500.00 ls	$5,500.00	
01040	Misc Job Expense	46	$125.00 wk	$5,750.00	
01500	Auto expense	46	$275.00 wk	$12,650.00	
01500	Jobsite Trailer - 12' x 40'	12	$540.00 mo	$6,210.00	
01520	Phone, fax and computers	46	$125.00 wk	$5,750.00	
	SUBTOTAL				**$330,260.00**
	SUBTOTAL			$330,260.00	**$330,260.00**
01025	Contractor's Fee	5.00%		$16,513.00	
01145	Insurance	1.00%		$3,302.60	
	TOTAL ESTIMATE			**$350,075.60**	

SITEWORK

Code	Description	Qty	Unit Price	Unit	Amount	Subtotal
01000	**JOBSITE REQUIREMENTS:**					
01120	Special Inspections & Testing				By Owner	
01030	Job site labor	1840	$29.00	hr	$53,360.00	
01080	Barricades/Protection	46	$130.00	wk	$5,980.00	
01170	Temporary Fencing	1671	$4.20	lf	$7,017.65	
01510	Chemical Toilets	46	$225.00	wk	$10,350.00	
01530	Temporary utilities	7	$700.00	mo	$4,900.00	
01535	Temporary power poles & boxes	1	$12,500.00	ls	$12,500.00	
01540	Signage (Temporary)	1	$2,000.00	allow	$2,000.00	
01600	Tools & Equipment Rental	12	$750.00	mo	$8,625.00	
01800	Dumpsters	23	$825.00	ea	$18,975.00	
01130	Surveying	1	$13,000.00	ls	$13,000.00	
01030	Punch List Labor (2-men)	3	$4,500.00	wk	$11,250.00	
01850	Clean up - Final	1	$13,500.00	ls	$13,500.00	
	SUBTOTAL					**$161,457.65**
02000	**SITE WORK:**					
02050	Demo for approaches	1	$1,260.00	ls	$1,260.00	
	SUBTOTAL					**$1,260.00**
	Grading					
02200	Grading per plans and Soils Report including, 4 mobs, clear & grub, cut/fill transitions, R&R under building slab to 5', site to 2' and walls to 3', cutback for walls, import site to balance, fine grade, backfill interior and exterior walls.	1	$93,500.00	ls	$93,500.00	
	Flatwork fine grading @ concrete	1	$3,600.00	ls	$3,600.00	
	Top soil import for BioSwale	1	$3,500.00	ls	$3,500.00	
	Erosion Control per plans	1	$7,429.00	ls	$7,429.00	
	Erosion Control maintenance	1	$7,500.00	allow	$7,500.00	
	Rattle plates @ entrance	1	$7,500.00	ls	$7,500.00	
	Construction entrance	1	$2,500.00	ls	$2,500.00	
	SUBTOTAL					**$125,529.00**
02400	**Site Drainage**					
	Storm drain per plans including, 18" rcp, 15" hdpe, 12", 10", 8" & 6" sdr-35, 6" perf pipe, 18" precast boxes, 12", 24" & 36" boxes, area drains and detention basins	1	$73,959.00	ls	$73,959.00	
	Modular wetlands	1	$52,708.00	ls	$52,708.00	
	SUBTOTAL					**$126,667.00**
02510	**Sewer System**					
	6" sewer system from bldg	1	$8,892.00	ls	$8,892.00	
	SUBTOTAL					**$8,892.00**
	Water Systems					
02520	Water system per plans including, 6" RPDA w/FDC, tamper switches, 6" C-900 CL-150, 2 1/2" sch 40 domestic sytem w/RPDA	1	$24,408.00	ls	$24,408.00	
	SUBTOTAL					**$24,408.00**

Code	Description	Qty	Unit Price	Unit	Amount	Subtotal
02580	**Gas**					
	Allowance	265	$35.00	ls	$9,275.00	
	Tie in allowance	1	$3,500.00	allow	$3,500.00	
	SUBTOTAL					**$12,775.00**
02480	**Landscaping**					
	Soil prep					
	Irrigation					
	Planting					
	Bark mulch					
	Root barrier					
	Maintenance	1	$142,935.00	ls	$142,935.00	
	2 " backflow	1	$3,500.00	allow	$3,500.00	
	Site appurtenances, (benches, tables, chairs)		NIC			
	Fine grade	1	$15,000.00	allow	$15,000.00	
	SUBTOTAL					**$161,435.00**
02500	**Paving**					
	Asphalt paving per plans including,					
	4 on 5 1/2 at parking and 4 on 7 at drives.	1	$29,878.00	ls	$29,878.00	
02640	Striping per plans	1	$2,529.00	ls	$2,529.00	
02640	Brick pavers @ upper lot including,					
	80mm Ackerstone Antique w/1" bedding sand,					
	7" CL II base and wetset perimeter edge	1	$25,653.00	ls	$25,653.00	
	Sealer for Pavers	1	$2,275.00	allow	$2,275.00	
	Handicap stalls & symbol in colored brick pavers	1	$1,500.00	ls	$1,500.00	
	SUBTOTAL					**$61,835.00**
02650	**Site Concrete**					
	Retaining wall footing	437	$49.90	lf	$21,805.00	
	Fence wall footing	300	$25.00	lf	$7,500.00	
	Gravity wall	56	$26.79	lf	$1,500.00	
	3' concrete swale	152	$17.93	lf	$2,726.00	
	4" curb	290	$15.34	lf	$4,450.00	
	G-2 curb	90	$17.42	lf	$1,568.00	
	G-1 curb	650	$18.40	sf	$11,960.00	
	1' walk off pads	1	$4,750.00	ls	$4,750.00	
	Concrete pad for fountain	1	$1,450.00	ls	$1,450.00	
	Broom finish sidewalks w/rebar	5828	$4.66	sf	$27,160.00	
	6" concrete pavement with/rebar	2788	$5.39	ea	$15,038.00	
	Provide 5" CLII base @ 6" pavement	2788	$1.17	ea	$3,258.00	
	G-14 entry drives	2	$2,160.00	ea	$4,320.00	
	Light standards	6	$700.00	ls	$4,200.00	
	Trash enclosure ftgs & slab	1	$3,400.00	ls	$3,400.00	
	SUBTOTAL					**$115,084.99**
02700	**Fencing**					
	3' high, split rail, synthetic fence	1	$7,655.00	ls	$7,655.00	
	Ornamental iron fence w/gates	1	$10,375.00	ls	$10,375.00	
	Hardware for gates	1	$3,500.00	allow	$3,500.00	
	SUBTOTAL					**$21,530.00**
04000	**Masonry**					
	Site masonry per plans including,					
	Screen wall, monument, trash enclosure,					
	Site retaining walls & planter	1	$83,875.00	ls	$83,875.00	
	Fountain @ Main entry	1	$19,500.00	ls	$19,500.00	
	SUBTOTAL					**$103,375.00**

07200	**Waterproofing**				
	Waterproofing @ site retaining walls	1	$6,340.00 ls	$6,340.00	
	Foundation drain (pipe/gravel/cloth)	350	$17.00 allow	$5,950.00	
	SUBTOTAL				**$12,290.00**
09200	**Lath/Plaster @ Site Walls**				
	Lath & plaster with sand float finish, incl scaffold	1	$12,670.00 ls	$12,670.00	
	Foam cornice @ walls and pilasters Allowance	1	$2,500.00 allow	$2,500.00	
	SUBTOTAL				**$15,170.00**
	Site Contingency	6.00%		57,102.52	
					$57,102.52
	SUBTOTAL			$1,008,811.15	$1,008,811.15
01025	Contractor's Fee	5.00%		$50,440.56	
01145	Insurance	1.00%		$10,088.11	
	TOTAL SITEWORK ESTIMATE			**$1,069,339.82**	

Square footage of Site: 111672 **$9.58 costs per sq ft**

BUILDING

03000	**BUILDING CONCRETE**				
	Concrete:				
03300	Structural concrete per plans including,				
03360	footings, slab, basement CIP ceiling and				
	CIP columns	1	$394,401.00 ls	$394,401.00	
	Rebar for same	1	$78,750.00 ls	$78,750.00	
	CreteSeal @ new slab	1	$36,865.00 allow	$36,865.00	
	Recessed slab @ tile areas, allowance	1	$5,000.00 allow	$5,000.00	
	SUBTOTAL				**$515,016.00**
04050	**MASONRY**				
	Masonry per plans including,				
	retaining walls, stone veneer & glass block	1	$165,020.00 ls	$165,020.00	
	Add for 4000 psi grout @ bldg walls	1	$2,700.00 ls	$2,700.00	
	Brace/ select backfil @ building walls, allowance	1	$15,000.00 allow	$15,000.00	
	Fireplace per plans	1	$2,500.00 allow	$2,500.00	
	GFRP @ Lobby	32	$75.00 allow	$2,400.00	
	SUBTOTAL				**$187,620.00**
05000	**METALS:**				
	Misc columns and beams @ struc steel	1	$33,570.00 ls	$33,570.00	
	SUBTOTAL				**$33,570.00**
06000	**WOOD:**				

Code	Description	Qty	Unit Price	Unit	Amount	Subtotal
06100	**Wood Framing**					
	Wood framing per plans including, Ext and int walls, shear paneling, headers and posts, glu-lam beams, roof trusses, mech wells, roof dormers, 2x starter boards, corbel tails, mansard roofs and struc roof sheathing	1	$457,931.00	ls	$457,931.00	
	Guardrail @ masonry walls	1	$6,500.00	ls	$6,500.00	
	Termite spray under slab	1	$3,686.00	allow	$3,686.00	
	2x6 ridge & hip boards for roof	1	$2,500.00	allow	$2,500.00	
	Wood framed crickets @ roof	1	$3,500.00	allow	$3,500.00	
	Dumpsters	3	$825.00	ea	$2,475.00	
	SUBTOTAL					**$476,592.00**
06400	**Millwork**					
	Millwork per plans including, plastic laminate cabinets, fireplace mantel, MDF crown molding, granite trans top, framed low wall, cultured marble countertops, solid surface countertops, wire shelfs and poles, MDF low wall cap, MDF base molding, MDF chair rail, MDF door casing, fluted door casing and plinth blocks	1	$161,875.00	ls	$161,875.00	
	SUBTOTAL					**$161,875.00**
07000	**THERMAL / MOISTURE PROTECTION:**					
07100	**Waterproofing:**					
	Waterproofing @ ret walls and elevator pit	1	$26,560.00	ls	$26,560.00	
	Foundation drain	475	$17.00	allow	$8,075.00	
	SUBTOTAL					**$34,635.00**
07200	**Insulation:**					
	Insulation per plans including, R-19 @ roof, R-19 @ ext walls and R-11 @ interior walls	1	$23,561.00	ls	$23,561.00	
	SUBTOTAL					**$23,561.00**
07500	**Roofing**					
	Roofing per plans including, Concrete "S" tile over 2 layers of 30LB felt and 4ply "Cool Roof" at mech areas, 15yr NDL	1	$122,466.00	ls	$122,466.00	
	SUBTOTAL					**$122,466.00**
07600	**Flashing/Sheet Metal**					
	Misc sheet metal and flashings per plans	1	$76,095.00	ls	$76,095.00	
	Roof jack flashings	30	$48.00	ea	$1,440.00	
	Skylights	1	$20,607.00	ls	$20,607.00	
	SUBTOTAL					**$98,142.00**
07900	**Joint Sealant - caulking allowance**	36865	$0.55	sf	$20,275.75	
	SUBTOTAL					**$20,275.75**
08000	**DOORS/WINDOWS:**					
08200	**Doors:**					
	Doors, frames and hardware per plan	1	$152,608.00	ls	$152,608.00	
	Door #001A, Main Entry, allowance	1	$2,000.00	allow	$2,000.00	
	Basement roll-up door, allowance	1	$4,500.00	allow	$4,500.00	
	Access doors in hard lids	1	$4,000.00	allow	$4,000.00	
	New doors @ added priv baths @ Wing 1	5	$1,000.00	allow	$5,000.00	
	SUBTOTAL					**$168,108.00**

Code	Description	Qty	Unit Price	Unit	Amount	Subtotal
08400	**Glazing Systems**					
	Amsco windows per plans (includes install)	1	$37,806.00	ls	$37,806.00	
	Vertical flashing @ windows, allowance	1	$10,000.00	allow	$10,000.00	
	SUBTOTAL					**$47,806.00**
09000	**FINISHES:**					
09200	**Lath/Plaster:**					
	Lath & plaster with sand float finish, incl scaffold	1	$93,972.00	ls	$93,972.00	
	Additional scaffolding time	1	$5,000.00	allow	$5,000.00	
	Clay pipe vents, allowance	1	$2,500.00	allow	$2,500.00	
	Jiffy seal @ horizontal & vert surfaces, allowance	1	$8,000.00	allow	$8,000.00	
	Dumpsters	4	$825.00	ea	$3,300.00	
	SUBTOTAL					**$112,772.00**
09250	**Drywall/Framing:**					
	Drywall per plans	1	$164,500.00	ls	$164,500.00	
	Framing and drywall soffits for ductwork	1	$22,500.00	allow	$22,500.00	
	Framing and drywall @ added priv baths @ Wing	5	$3,000.00	allow	$15,000.00	
	Dumpsters	6	$825.00	ea	$4,950.00	
	Allowance for unknown sub	10%	$16,450.00	allow	$16,450.00	
	SUBTOTAL					**$223,400.00**
09300	**Ceramic Tile**					
	Granite, quarry and ceramic tile per plans	1	$37,245.00	ls	$37,245.00	
	Backer board @ showers	1	$2,500.00	allow	$2,500.00	
	Waterproofing under showers	8	$1,000.00	allow	$8,000.00	
	Mortar bed @ Kitchen area	1	$3,448.00	ls	$3,448.00	
	Liquid applied waterproofing Kitchen	1	$3,100.00	ls	$3,100.00	
	SUBTOTAL					**$54,293.00**
09500	**T-Bar Ceilings:**					
	Armstrong Cortega 2nd Look II Common areas and					
	Vinyl faced panels @ Kitchens	1	$20,980.00	ls	$20,980.00	
	SUBTOTAL					**$20,980.00**
09680	**Floorcoverings**					
	Floorcovering per plans including,					
	Direct glue carpet @ common areas,					
	Direct glue carpet @ units,					
	VCT @ Med rm, Emp lounge, Laundry & Storage,					
	Carpet base @ common areas and units,					
	Rubber base @ vct,					
	Sheet vinyl @ bathrooms, and					
	Rubber base @ bathrooms	1	$116,810.00	ls	$116,810.00	
	Misc clean up and floor prep	36865	$0.35	allow	$12,902.75	
	SUBTOTAL					**$129,712.75**
09900	**Paint:**					
	Painting per plans including,					
	walls, ceilings, doors and frames, base, chair					
	and crown molding, wood paneling, stair rail,					
	stair stringers, rafter tails, man doors, roof metal,					
	and iron trim	1	$55,600.00	ls	$55,600.00	
	Trash gates	1	$175.00	ea	$175.00	
	Paint O'Hagen vents @ roof	178	$25.00	ea	$4,450.00	
	Install VWC	1	$2,500.00	allow	$2,500.00	
	Paint touch up	1	$3,000.00	allow	$3,000.00	
	SUBTOTAL					**$65,725.00**

Code	Description	Qty	Unit Cost	Total	Subtotal
10000	**SPECIALTIES:**				
10410	**Signage:**				
	Building Address allowance	1	$1,500.00 allow	$1,500.00	
	SUBTOTAL				**$1,500.00**
10800	**Toilet Accessories**				
	Accessories per plans including FRP	1	$23,185.00 ls	$23,185.00	
	SUBTOTAL				**$23,185.00**
11400	**Kitchen Equipment**				
	Misc cleanup/hookup/adjustment of equipment	1	$3,500.00 allow	$3,500.00	
	SUBTOTAL				**$3,500.00**
14200	**CONVEYING SYSTEMS**				
	2 stop elevator with standard cab finish	1	$52,793.00 ls	$52,793.00	
	Battery/fail safe system, allowance	1	$2,500.00 allow	$2,500.00	
	Temp generator	1	$4,500.00 allow	$4,500.00	
	SUBTOTAL				**$59,793.00**
15000	**MECHANICAL:**				
15400	**Plumbing**				
	Plumbing per plans including, Floor mounted toilets, undercounter or wall hung lavs, ADA fiberglass shower units, SS sinks, fiberglass mop sinks, trench drain @ laundry room, hose bibbs, floor drains, floor sinks, 1,500 gal grease interceptor, kitchen equip rough-in and connect, gas piping to kitchen equip, cast iron roof drains, ABS piping above and below grade	1	$285,995.00 ls	$285,995.00	
	New plumbing @ added priv baths @ Wing 1	5	$8,000.00 allow	$40,000.00	
	SUBTOTAL				**$325,995.00**
15500	**Fire Protection:**				
	Fire sprinklers system - shell and ceiling (including design and permitting)	1	$104,800.00 ls	$104,800.00	
	SUBTOTAL				**$104,800.00**
15560	**Fire Extinguishers**				
	Fire Extinguishers with cabinet	8	$325.00 ea	$2,600.00	
	SUBTOTAL				**$2,600.00**
15800	**Heating/Air Conditioning:**				
	HVAC per plans incuding, PTAC units, VTAC units, package units, split heat pumps, evaporative cooler, exhaust fans, ceiling radiation dampers, ductwork and supply and return grilles	1	$239,450.00 ls	$239,450.00	
	Allowance for unknown sub	10%	$23,945.00 allow	$23,945.00	
	SUBTOTAL				**$263,395.00**

Code	Description		Qty	Unit Cost	Amount	Total
16000	**ELECTRICAL:**					
	Electric Power and Distribution per plans including,					
	Site lighting					
	Site service, power, tele & tv					
	Fixtures, Distribution, Feeders					
	Lighting branch, Lighting devices					
	Power branch, Power devices					
	Equipment connects, Equipment branch					
	Fire alarm branch					
	Tele/data branch					
	Lighting control					
	Unit feeders, MC					
	30 KW inverter		1	$323,650.00 ls	$323,650.00	
	Generator/ATS	NIC		$0.00 ls	$0.00	
	SUBTOTAL					**$323,650.00**
16700	**Low Voltage**					
	Nurse Call system	NIC		$0.00 ls	$0.00	
	Voice/Data cable/CATV		1	$23,400.00 ls	$23,400.00	
	Delayed Egress system		1	$22,900.00 ls	$22,900.00	
	Fire, Life & Safety Systems		1	$51,275.00 ls	$51,275.00	
	SUBTOTAL					**$97,575.00**
01015	**Contingency**			5.0%	$185,127.13	
	SUBTOTAL					**$185,127.13**
	SUBTOTAL				$3,887,669.63	**$3,887,669.63**
01025	Contractor's Fee		5%		$194,383.48	
01145	Insurance		1%		$38,876.70	
	TOTAL ESTIMATE				$4,120,929.80	

General Conditions		**$350,075.60**
Site Improvements		**$1,069,339.82**
Assisted Living Facility		**$4,120,929.80**
	Project Total	**$5,540,345.22**

Square footage of Building: 39410 **$104.57 costs per sq ft**



6490 Mar Industry Pl.
San Diego, CA 92121
(858) 587-1901
Lic. #444203

Exhibit No: 02

Contract Date: 05/27/10

LIST OF EXCLUSIONS, ADDITIONS AND/OR QUALIFICATIONS
TO THE CONTRACT BETWEEN
BYCOR GENERAL CONTRACTORS
AND

BRESSI DEVELOPMENT, LLC
FOR

BRESSI RANCH ASSISTED LIVING

OUR BID IS "PER PLANS AND SPECIFICATIONS" AS MODIFIED BY THE ADDENDUM #01 "COST BREAKDOWN" WITH THE FOLLOWING EXCLUSIONS AND CLARIFICATIONS:

1. Our bid is per plans and specifications, as modified by the Cost Breakdown incorporated into this contract. Our bid does not include extra work required by governing agencies.

2. All permits, fees, water meters, utility assessments, soil's investigations, testing and inspections are to be furnished by Owner and have been excluded from our bid.

3. Architect, Civil Engineering, Designer, Engineering design fees, plans and blueprinting charges are excluded.

4. Course of construction insurance premiums are to be paid by Owner. Said insurance to include coverage for materials stored on site but not yet installed.

5. Performance and Payment Bonds have not been included unless specifically noted in the bid.

6. Furnishings, furniture systems, signage, waxing or sealing of VCT or other hard surface flooring are excluded.

7. Security, security systems, security guards, fire sprinkler monitoring system and pest control inspections or applications are excluded.

8. Water meter and water, sewer and storm drain mains are assumed to be as shown on plans and by others.

9. We have not included installing or moving any street lights, guy-wires, telephone poles, power poles, or transformers. Temporary phone service to the site is excluded if service or connection point is more than 500' away.

10. Dewatering or trucked in water for grading is excluded.

11. No rock excavation is included requiring more than standard earth moving equipment for site grading and more than a Case 580 backhoe for trenching at standard production rates. We exclude any work with contaminated or hazardous soil.

12. Mitigation of unusual or unanticipated subsurface conditions such as rock, hard pan, fill, sugar sand or ground water or unanticipated conditions such as electrical conduits or other utilities either buried underground or in walls have not been considered in this bid and work resulting from such conditions will be charged as extra work.

13. Mitigation of, or repairs for any damage caused, in whole or in part by earth movement (ie: soil expansion, subsidence etc.), hydrostatic pressure or moisture intrusion of any kind is excluded. This exclusion applies to damage caused by soil expansion, soil contraction, soil subsidence, or flooring damaged by moisture exposure or movement.

14. Mitigation of, or repairs for any damage caused, in whole or in part, by mold, mildew, fungus or similar growths is excluded..

15. Natural material (ie: marble, granite, wood, etc.) have inherent variations (ie: blotchiness, streaking, color variations, etc.) for which we cannot be responsible.

16. No drywall, concrete or stucco control or expansion joints are included unless specifically shown on the plans.

17. Asbestos reports, Phase I, Phase II reports, Hazardous materials reports, and any mitigation plan(s) are the responsibility of the Owner. Any asbestos or any other hazardous material removal is not included in our bid.

18. Due to significant fluctuations in construction material prices, most significantly but not limited to, the surge in the price of assemblies involving metals, drywall, concrete and petroleum-based products, this quote include the cost of materials at today's prices. If there is any material price increase of more than 5% per material, before or after the contract is signed, the owner shall be responsible for the payment of such increased costs.

19. Subcontractor & Contractor are not responsible for code interpretation. Contractor will rely on Architect to interpret codes.

20. Any cost for loss of production time due to interruption of power supply (brown-outs, black-outs) shall be reimbursed by Owner. BYCOR will not be responsible for any delay in completion of the project due to power interruptions.

21. All permits and/or permission by any governmental agencies (ie: property access) are to be paid for by Owner. BYCOR accepts no responsibility for same, even if BYCOR is involved in paying for, or assisting in the procurement of said permits and/or permission.

22. Owner's loss of use damages (including, but not limited to, loss profits and/or rent) have not be contemplated and shall be excluded from any losses or damages claimed by Owner.

23. Attorneys' fees -- In the event either party becomes involved in litigation or arbitration arising out of this agreement or the performance thereof, attorneys' fees shall be awarded to the prevailing party.

24. Contractor has not included any time for rain-caused delay into the Schedule, whether seasonal weather or not. Each adverse weather delay may require several days for dry-out and Contract Time shall be extended and Contract Price (relating to increased general conditions and extra work) increased accordingly.

25. Owner shall disclose to Contractor and list below all reports (including, but not limited to environmental, soils, etc.) that relate to the Property and the date each report was created:

26. Retention will be released within thirty (30) days after completion of work for the following trades: engineering, demolition, steel, drilling, shoring, grading, concrete, framing and underground utilities. No retention will be held on: deposits required to order equipment, permits, shop drawings and engineering for submittals.

THIS ADDENDUM SHALL CONTROL OVER ANY INCONSISTENT TERMS IN THE CONTRACT.

(Initials) TBM ______
(Date) 8/2/10 ______



6490 Mar Industry Pl.
San Diego, CA 92121
858-587-1901, F: 587-1903
Lic. #444203

Exhibit #: 03

Contract Date: 05/27/10

VERIFICATION OF FUNDS

THIS STATEMENT MUST BE SIGNED BEFORE COMMENCEMENT OF WORK ON THE PROJECT.

I/We, the undersigned, declare that there are sufficient funds in place to take the BRESSI RANCH ASSISTED LIVING, project to completion.

The contract amount is $ 5,540,345.00 and the total amount of funds set aside and available to pay for the complete project is $__________.

Check one or more of the following:

☐ We will request a set aside letter from lender.

The lender is: Mutual Of Omaha Bank

☐ Funds will be handled through Fund Control:

The Fund Control will be: __________

☐ Funds will be paid from corporate reserves and the funds have been set aside in a separate account for this project.

This verification of funds is a material element of the Contract (and Contractor is relying on this information) and shall not, in any way, limit Contractor's remedies against Owner/Lender in the event that Owner defaults in any of his obligations under the contract.

DATED: 8/2/10

Owner: BRESSI DEVELOPMENT, LLC

Signed by: [signature]

Name & Title: D. Kevin Moriarty Manager

M:\Jobs 2010\10075\Contract\Bressi Verification of Funds.wpd



6490 Mar Industry Pl., Ste. A
San Diego, CA 92121
858-587-1901, F: 587-1903
Lic. #444203

Site address:
BRESSI RANCH ASSISTED LIVING
6255 Nygaard St.
Carlsbad, CA 92009

Exhibit No: 04

Contract Date: 05/27/10

INDEMNITY : OTHER CONTRACTORS ON SITE

In the event Owner ** contracts or has contracted with any contractor, subcontractor, vendor or entity, other than BYCOR General Contractors, Inc. ("BYCOR") to perform work on the subject project, Owner agrees to indemnify, defend and hold harmless BYCOR and its agents, employees and subcontractors from and against any and all claims, actions, demands, losses and expenses, including but not limited to attorney fees, arising from or in any manner directly or indirectly connected with the work performed by the other contractors, subcontractors, vendors and/or other entity Owner has retained or those entities' subcontractors or vendors, whether or not such claim, damage, loss or expense is caused in part by the negligence of BYCOR or its agents, employees and subcontractors, be it active or passive (except if and to the extent caused by the sole negligence or willful misconduct of BYCOR or its agents, employees and subcontractors). This indemnity agreement shall control over any other indemnity clause or agreement in the Contract.

Further, Owner shall require all other contractors and subcontractors, with whom it contracts or has contracted (directly or indirectly), to add BYCOR General Contractors, Inc. as an additional insured under the contractor's comprehensive general liability insurance and shall furnish BYCOR with a certificate of insurance accompanied by an additional insured endorsement prior to the contractors' commencement of work on the subject project.

(Note: Owner ** shall include its agents, employees, representatives and/or tenants).

(Initials) TRM ________

(Date) 8/2/10 ________

*** END ***

(Rev.06/17/03)



6490 MARINDUSTRY PLACE
SAN DIEGO, CA 92121
858-587-1901, F: 587-1903
LICENSE #444203

CONTRACTOR'S LICENSE LAW NOTIFICATION

Owner's Name: BRESSI DEVELOPMENT, LLC — Exhibit #: 05

Name of Project: BRESSI RANCH ASSISTED LIVING — Contract Date: 05/27/10

Bus & PC 7030(a) & (b):

Contractors are required by law to be licensed and regulated by the Contractor's State License Board which has jurisdiction to investigate complaints against contractors if a complaint regarding a patent act or omission is filed within four years of the date of the alleged violation. A complaint regarding a latent act or omission pertaining to structural defects must be filed within 10 years of the date of the alleged violation. An questions concerning a contractor may be referred to the Registrar, Contractors' State License Board, P.O. Box 26000, Sacramento, CA 95826.

STATE LAW REQUIRES ANYONE WHO CONTRACTS TO DO CONSTRUCTION WORK TO BE LICENSED BY THE CONTRACTORS' STATE LICENSE BOARD IN THE LICENSE CATEGORY IN WHICH THE CONTRACTOR IS GOING TO BE WORK - IF THE TOTAL PRICE OF THE JOB IS $300 OR MORE (INCLUDING LABOR & MATERIALS).

LICENSED CONTRACTORS ARE REGULATED BY LAWS DESIGNED TO PROTECT THE PUBLIC. IF YOU CONTRACT WITH SOMEONE WHO DOES NOT HAVE A LICENSE, THE CONTRACTORS' STATE LICENSE BOARD MAY BE UNABLE TO ASSIST YOU WITH A COMPLAINT. YOUR ONLY REMEDY AGAINST AN UNLICENCED CONTRACTOR MAY BE IN CIVIL COURT, AND YOU MAY BE LIABLE FOR DAMAGES ARISING OUT OF ANY INJURIES TO THE CONTRACTOR OR HIS OR HER EMPLOYEES.

YOU MAY CONTACT THE CONTRACTORS' STATE LICENSE BOARD TO FIND OUT IF THIS CONTRACTOR HAS A VALID LICENSE. THE BOARD HAS COMPLETE INFORMATION ON THE HISTORY OF LICENSED CONTRACTORS, INCLUDING ANY POSSIBLE SUSPENSIONS, REVOCATIONS, JUDGMENTS, AND CITATIONS. THE BOARD HAS OFFICES THROUGHOUT CALIFORNIA. PLEASE CHECK THE GOVERNMENT PAGES OF THE WHITE PAGES FOR THE OFFICE NEAREST YOU OR CALL 1 800 321-CSLB FOR MORE INFORMATION.

Initials: [signature] ____________

Date: 8/2/10 ____________

BYCOR
GENERAL CONTRACTORS

May 27, 2010

EXHIBIT #06

LIST OF PLANS
for
BRESSI DEVELOPMENT, LLC
by
BYCOR GENERAL CONTRACTORS, INC.

Following is the list of plans for Bressi Ranch Assisted Living prepared by: James H. Wheeler, Architect, Inc.

Sheet #	Title	Date
TS	Title Sheet	2/11/10
SP1	Specifications	10/8/09
SP2	Specifications	10/8/09
T-24	Title 24 Energy Calculations	8/11/09
ACC-1	Accessibility Specifications and Details	2/11/10
A1.1	Site Plan	2/11/10
A2.1	Main Level Plan- Reference	2/11/10
A2.2a	Main Level Plan- Fire Protection/Life Safety	2/11/10
A2.2b	Basement Level Plan- Fire Protection/ Life Safety	2/11/10
A2.3	Main Level Plan- North	2/11/10
A2.4	Main Level Plan- South	2/11/10
A2.5	Basement Plan	2/11/10
A2.6	Reflected Ceiling- North	2/11/10
A2.7	Reflected Ceiling- South	2/11/10
A2.8	Basement- Reflected Ceiling Plan	2/11/10
A2.9	Roof Plan- North	2/11/10
A2.10	Roof Plan- South	2/11/10
A2.11	Main Level Foundation Dimensional Plan	2/11/10
A2.12	Basement Foundation Dimensional Plan	2/11/10
A3.1	Unit Floor Plan	2/11/10
A3,2	Units- Reflected Ceiling Plan	2/11/10
A3.3	Enlarged Plans	2/11/10
A3.4	Interior Elevations	2/11/10
A3.5	Millwork Sections	1/8/10
A3.6	Elevator Requirements	2/11/10
A4.1	Building Elevations	2/11/10
A4.2	Building Elevations	2/11/10
A4.3	Building Sections- A,B,C	2/11/10
A4.4	Building Sections- D,E	2/11/10
A5.1	Door and Finish Schedules	2/11/10
A5.2	Window Elevations	2/11/10
D1	Fire Protection Details	2/11/10
D2	Fire Protection Details	2/11/10
D3	Architectural Details	2/11/10
D4	Architectural Details	2/11/10
S1	General Structural Notes, Foundation Details	1/7/10
S2	Structural Details	1/7/10
S3.1	Basement Foundation Plan	1/7/10
S3.2	Main Level Foundation Plan- South	2/5/10

BYCOR
GENERAL CONTRACTORS

May 27, 2010

EXHIBIT #06

LIST OF PLANS
for
BRESSI DEVELOPMENT, LLC
by
BYCOR GENERAL CONTRACTORS, INC.

Following is the list of plans for Bressi Ranch Assisted Living prepared by: James H. Wheeler, Architect, Inc.

Sheet #	Title	Date
S3.3	Main Level Foundation Plan- North	2/5/10
S4.1	Main Level Roof Framing Plan- South	1/7/10
S4.2	Main Level Roof Framing Plan- North	1/7/10
S4.3	Truss Layout	6/10/09
S5	Foundation/ Retaining Wall Details	2/5/10
S6	Foundation/ Concrete/ Retaining Wall Details	1/7/10
S7	Framing Details	1/7/10
S8	Framing Details	1/7/10
S9	Framing Details	1/7/10
HFX1 FDN	Hardy Frame Notes, Foundation Details	1/1/09
HFX2 FRMG	Hardy Frame Notes, Framing Details	1/1/09
HFX3 FLRS	Hardy Frame Notes, Floor System Details	1/1/09
M1.0	HVAC Schedules/ Notes	2/9/10
M2.0	Main Level Plan North- HVAC	2/9/10
M2.1	Main Level Plan South- HVAC	2/9/10
M2.2	Basement HVAC Plan Kitchen HVAC Plan	2/9/10
M2.3	Roof Plan- HVAC	2/9/10
M2.4	Enlarged Unit HVAC Plans	2/9/10
M2.5	HVAC Details	2/9/10
MP1.0	Mech. Specifications	2/9/10
P1.0	Site Plan-Plumbing	2/9/10
P1.1	Site Sewer and Water Plan	1/28/10
P2.0	Plumbing Main Level Plan North- W & V/S. D./C. D.	2/9/10
P2.1	Plumbing Main Level Plan South- W & V/S. D./C. D.	2/9/10
P2.2	Plumbing Main Level Plan North- H. & C.W./ Gas	2/9/10
P2.3	Plumbing Main Level Plan South H. & C.W./ Gas	2/9/10
P2.4	Plumbing Basement Plan W. & Vent/ H. & C.W./ Gas	2/9/10
P2.5	Kitchen Plumbing Plans	9/11/09
P3.0	Plumbing Fixture, Schedule, Riser Diagrams	2/9/10
P3.1	Plumbing Details	2/9/10
E-1.1	Electrical Site Plan	1/8/10
E-2.1	Basement Electrical Lighting Plan	1/8/10
E-2.2	1st. Floor Electrical Lighting Plan North	1/8/10
E-2.3	1st Floor Electrical Lighting Plan South	1/8/10
E-2.4	Basement Electrical Power Plan	1/8/10
E-2.5	1st. Floor Electrical Power Plan North	1/8/10
E-2.6	1st. Floor Electrical Power Plan South	1/8/10
E-2.7	Electrical Roof Plan	1/8/10
E-3.1	Electrical Typ Units Floor Plan I Calcs	1/8/10

BYCOR
GENERAL CONTRACTORS

May 27, 2010

EXHIBIT #06

LIST OF PLANS
for
BRESSI DEVELOPMENT, LLC
by
BYCOR GENERAL CONTRACTORS, INC.

Following is the list of plans for Bressi Ranch Assisted Living prepared by: James H. Wheeler, Architect, Inc.

Sheet #	Title	Date
E-3.2	Enlarged Kitchen Electrical Power Plan	1/8/10
E-4.1	Electrical Schedules	1/8/10
E-4.2	Electrical Schedules	1/8/10
E-4.3	Electrical Schedules	1/8/10
KT1	Title Sheet	8/19/09
K1	Equipment List Finish Schedule Misc. Details	2/5/10
KE-1	Electrical Plan, Elevations & Misc. Details	8/19/09
KM-1	Mechanical Plan Hood Data- Calcs, Roof Plans	8/19/09
KP-1	Plumbing Plan Waste & Drains Water & Gas	8/19/09
H-1	Hood Details and Specifications	8/18/09
Sheet 1 of 8	Title Sheet	1/21/10
Sheet 2 of 8	Notes Sections and Details	1/21/10
Sheet 3 of 8	Grading Plan	1/21/10
Sheet 4 of 8	Retaining Wall Plans	1/21/10
Sheet 5 of 8	Private Storm Drain Plan	1/21/10
Sheet 6 of 8	Storm Drain Details	1/21/10
Sheet 7 of 8	Storm Drain Details/ Remedial Grading	1/21/10
Sheet 8 of 8	Sewer and Water Plan	1/21/10
Sheet 9 of 11	Notes and Details	1/21/10
Sheet 10 of 11	Notes and Details	1/21/10
Sheet 11 of 11	BMP Map	1/21/10
Sheet 1 of 13	Landscape Title Sheet	1/27/10
Sheet 2 of 13	Landscape Construction Plan/ Notes	1/27/10
Sheet 3 of 13	Landscape Construction Details	1/27/10
Sheet 4 of 13	Private (Onsite) Recycled Water System	1/27/10
Sheet 5 of 13	Irrigation Notes/ Legend	1/27/10
Sheet 6 of 13	Irrigation Plan	1/27/10
Sheet 7 of 13	Irrigation Details	1/27/10
Sheet 8 of 13	Irrigation Details	1/27/10
Sheet 9 of 13	Irrigation Details	1/27/10
Sheet 10 of 13	Planting Plan/ Notes	1/27/10
Sheet 11 of 13	Planting Legend/ Details	1/27/10
Sheet 12 of 13	Planting Notes/ Details	1/27/10
Sheet 13 of 13	Recycled Water Use Areas	1/27/10
F1	Fountain Exhibits	Unknown

Christian Wheeler- Soils Review Letter dated 10/8/04- 2 pages
Christian Wheeler- Report of Preliminary Geotechnical Investigation Dated 7/7/09- 47 Pages
Leighton and Associates- Graded Report dated 9/17/04- 36 pages

Exhibit 6(c)(i)

(See Attached)

LOAN AGREEMENT
(Non-Revolving Construction Loan Converting to Mini-Perm Loan)

This Loan Agreement (the "***Agreement***"), dated as of August 1, 2010, is between BRESSI DEVELOPMENT LLC, a California limited liability company ("***Borrower***"), and MUTUAL OF OMAHA BANK, a federal savings bank ("***Lender***").

1. LOAN TERMS

1.1 Amount and Purpose. Lender will make a loan to Borrower in the principal amount of Eight Million Dollars ($8,000,000) (the "***Loan***") to be used to construct and operate a one-story, 39,410 square foot assisted living/memory care facility consisting of 50 memory care units (80 accommodations) (the "***Improvements***") in accordance with the Plans (as defined in the Assignment of Architectural Contract and Plans and Specs (as defined below)) on the Property (as defined below) (the "***Project***").

The Loan will be evidenced by a promissory note (the "***Note***") payable to Lender in the original principal amount of the Loan and will be secured by, among other things, a Construction Deed of Trust With Assignment of Rents, Security Agreement and Fixture Filing (the "***Deed of Trust***") covering the Borrower's fee simple interest in certain real property described on attached Exhibit A (the "***Real Property***") (the Real Property together with the Improvements, and the personal property described in the Deed of Trust and defined therein and herein as "***Personalty***", being hereinafter collectively referred to as the "***Property***").

1.2 Additional Credit Support.

(a) HEALTH CARE GROUP, a California corporation ("***HCG***"), R.A.C. BRESSI, LP, a California limited partnership ("***RAC***"), WILLIAM M. CHANCE, an individual, and WILLIAM M. CHANCE, as Trustee under TRUST AGREEMENT dated February 16, 1988 (collectively, "***Chance***"), DANIEL KEVIN MORIARTY, an individual, and DANIEL KEVIN MORIARTY as Trustee under TRUST AGREEMENT dated April 13, 2000 (collectively, "***Moriarty***"), B. RENEE BARNARD, an individual, and B. RENEE BARNARD, as Trustee of the BARNARD LIVING TRUST dated April 13, 2000 (collectively, "***Barnard***"), TODD A. SHETTER, an individual, and TODD A. SHETTER, as Trustee under TRUST AGREEMENT dated October 1, 1999 (collectively, "***Shetter***"), FRANK A. VIRGADAMO, an individual, and FRANK A. VIRGADAMO, as Trustee of the VIRGADAMO FAMILY TRUST dated May 6, 1996 (collectively, "***Virgadamo***"), and KAREN L. MCELLIOTT, an individual, and JENNIFER M. BLAKE, as Trustee of TRUST B under the RONALD J. MCELLIOTT AND KAREN L. MCELLIOTT 1984 FAMILY TRUST dated August 4, 1984 (collectively, "***McElliott***") (each of Chance, Moriarty, Barnard, Shetter, Virgadamo and McElliott, an "***Individual Guarantor***" and with HCG and RAC, each a "***Guarantor***" and all together, the "***Guarantors***") will guaranty Borrower's obligations under this Agreement pursuant to a Payment Guaranty of even date herewith (each a "***Guaranty***" and collectively, the "***Guaranties***").

(b) In addition, Borrower, HCG and RAC have agreed to indemnify Lender against certain hazards pursuant to an Indemnity Agreement (the "***Indemnity Agreement***"). The term "Guaranty" shall include the Indemnity Agreement.

1.3 Documentation. At or prior to the closing of this transaction, Borrower must deliver the following documents and other items, executed and acknowledged as appropriate, all in form and substance satisfactory to Lender: (a) this Agreement; (b) the Note; (c) the Deed of Trust; (d) an Assignment of Leases and Rents executed by Borrower; (e) a UCC-1 Financing Statement perfecting a first-position lien on all personal property collateral that is perfected by filing; (f) Construction Leasehold Deed of Trust With Assignment of Rents, Security Agreement and Fixture Filing; (g) Assignment of Leases and Rents executed by RAC; (h) the Guaranties; (i) an ALTA title insurance policy insuring Lender that the Deed of Trust constitutes a valid and enforceable lien on the Property subject and subordinate only to such liens or other matters as Lender has approved in writing, with such endorsements as Lender may require; (j) an survey of the Real Property; (k) evidence of the casualty and other insurance coverage as required under this Agreement or otherwise by Lender in writing; (l) evidence of Borrower's, HCG's and RAC's due formation and good standing, as well as Borrower's and Guarantors' due authorization and execution of the Loan Documents; (m) an assignment and subordination of management agreement from Borrower and HCG (the "***Assignment and Subordination of Management Agreement***"); (n) a Subordination and Standstill Agreement (the "***Subordination and Standstill Agreement***"); (o) a copy of the construction contract entered into between Borrower and the General Contractor (the "***Construction Contract***"); (p) that certain Assignment of Contract and Plans and Specifications executed by Borrower and consented to by JAMES H. WHEELER, ARCHITECT, INC. (the "***Architect***") in favor of Lender of even date herewith (the "***Assignment of Architectural Contract and Plans and Specs***"); (q) that certain Assignment of Construction Contract executed by Borrower and consented to by BYCOR GENERAL CONTRACTORS, INC. (the "***General Contractor***") in favor of Lender of even date herewith (the "***Assignment of Construction Contract***"); (r) a construction loan fee in the amount of $80,000.00 (the "***Construction Loan Fee***"); (s) an environmental survey of the Property prepared by an environmental consultant satisfactory to Lender; (t) an MAI appraisal from an appraiser selected by Lender, reflecting a loan to stabilized market value of no more than 75%, as calculated by Lender; (u) an opinion letter from Borrower's counsel; (v) a soils test report prepared by a licensed soil engineer satisfactory to Lender; (w) the Subordination Agreement entered into by Borrower and Bressi Gardenlane, LLC (the "***Subordination Agreement***"); (x) the Management Agreement executed by RAC and HCG (the "***Management Agreement***"); (y) the Lease Agreement entered into between Borrower and RAC (the "***Lease Agreement***"); and (z) such other documents, property information and other assurances as Lender may require.

1.4 Loan Documents. This Agreement, the Note, the Deed of Trust, the Guaranties, the Security Agreements, the Indemnity Agreement, the Assignment and Subordination of Management Agreement, the Subordination and Standstill Agreement, the Assignment of Architectural Contract and Plans and Specs, the Assignment of Construction Contract and all other documents evidencing, securing or otherwise pertaining to the Loan or any other Secured Obligations (as defined in the Deed of Trust) are referred to as the "***Loan Documents.***"

1.5 Disbursements. The proceeds of the Loan, the funds in the Real Estate Loan Account (as defined below) and the Construction Interest Reserve (as defined below) shall be used only for the payment of costs of construction of the Improvements in accordance with the Plans, the payment of interest accruing on the Loan prior to the Conversion Date (as defined in the Note), and other costs related thereto, as set forth on the Disbursement Schedule attached hereto as Exhibit B (the "***Disbursement Schedule***"). Subject to the fulfillment of all applicable conditions and the terms and procedures set forth in this Agreement and the Disbursement Schedule, (a) each disbursement shall be made on the basis of a Draw Request (as defined below) submitted by Borrower to Lender, and (b) upon Lender's approval of the Draw Request, the proceeds of the disbursement shall be deposited into the commercial account identified in the Disbursement Schedule or in the case of the Initial Disbursement (as defined below), into an escrow with Chicago Title Company (the "***Title Company***"), except that (i) the proceeds of any disbursements to pay interest or other amounts owing to Lender shall be made by book entry, and (ii) at Lender's option, disbursements may otherwise be made by Lender directly to Borrower to General Contractor, or to subcontractors, laborers or material providers, or jointly to one or more of the foregoing, or in such other manner as the Lender may approve or require. All funds disbursed hereunder to Borrower shall be received by Borrower in trust and Borrower agrees that the same shall be used only for the payment of those items contemplated by the particular disbursement.

(a) Initial Disbursement. Upon recordation of the Deed of Trust, Lender is authorized to make the first disbursement of Loan proceeds in the amounts of (i) $75,340 to Borrower, and (ii) $300,000 into the Construction Interest Reserve (as defined below) (collectively, the "***Initial Disbursement***"). Prior to the Initial Disbursement, Borrower must satisfy the following conditions:

(A) The Title Company shall have issued or agreed to issue a title policy in a form and of a substance acceptable to Lender, together with such endorsements as Lender may require.

(B) Lender shall have received a draw request, substantially in the form of attached Exhibit C (each a "***Draw Request***"), and all the requirements set forth in Part I of the Disbursement Schedule shall have been satisfied.

(b) Construction Interest Reserve.

(i) Upon recordation of the Deed of Trust, Lender is authorized to deposit Loan proceeds in the amount of $300,000 into a non-interest bearing account ledger through which such Loan proceeds are accounted for and disbursed (the "***Construction Interest Reserve***") in the manner and for the purposes provided below, with interest to accrue thereon with respect to each disbursement on and after the date each such disbursement is made, in accordance with the terms of the Note. For the period commencing on the date of this Agreement and ending on the last day of the calendar month that the Conversion Date occurs during, provided that no Event of Default has occurred and provided that adequate funds are then available in the Construction Interest Reserve, Lender shall advance from the Construction Interest Reserve to itself the monthly interest installment due and payable by Borrower under the Note. Nothing contained herein, including, without limitation, the existence of the Construction Interest Reserve, shall release Borrower of any obligation to make payments under the this Agreement, the Note or the other Loan Documents strictly in accordance with the terms hereof or thereof. Upon the occurrence of an Event of Default, Lender may apply any sums then present in the Construction Interest Reserve to the payment of the Loan in any order in its sole discretion (provided, however, that no such application of the funds in the Construction Interest Reserve shall be deemed to have cured any default or Event of Default).

(ii) As additional security for the payment and performance by Borrower of all duties, responsibilities and obligations under the Note and the other Loan Documents, Borrower hereby unconditionally and irrevocably assigns, conveys, pledges, mortgages, transfers, delivers, deposits, sets over and confirms unto Lender, and hereby grants to Lender a security interest in (A) the Construction Interest Reserve, (B) the account into which the Construction Interest Reserve has been deposited, (C) all insurance of said account, (D) all accounts, contract rights and general intangibles or other rights and interests pertaining thereto, (E) all sums now or hereafter therein or represented thereby, (F) all replacements, substitutions or proceeds thereof, (G) all instruments and documents now or hereafter evidencing the Construction Interest Reserve or such accounts, (H) all powers, options, rights, privileges and immunities pertaining to the Construction Interest Reserve (including the right to make withdrawals therefrom), and (I) all proceeds of the foregoing. Borrower hereby authorizes and consents to the account into which the Construction Interest Reserve has been deposited being held in Lender's name and hereby acknowledges and agrees that Lender shall have exclusive control over said account. Lender shall have possession of all passbooks or other evidences of such accounts. Borrower hereby assumes all risk of loss with respect to amounts on deposit in the Construction Interest Reserve. Borrower hereby knowingly, voluntarily and intentionally stipulates, acknowledges and agrees that the advancement of the funds from the Construction Interest Reserve as set forth herein is at Borrower's direction and is not the exercise by Lender of any right of set-off or other remedy upon a default.

(c) Real Estate Loan Account. Upon recordation of the Deed of Trust, Lender is authorized to deposit the balance of the Loan proceeds remaining after the making of the Initial Disbursement into a non-interest bearing account ledger through which the Loan proceeds are accounted for and disbursed (the "***Real Estate Loan Account***") to be disbursed from that account in the manner and for the purposes provided below, with interest to accrue thereon with respect to each disbursement on and after the date each such disbursement is made, in accordance with the terms of the Note.

(i) Prior to making disbursements after the Initial Disbursement, except for the last disbursement, Borrower must satisfy each of the following conditions:

(A) The Initial Disbursement shall have occurred.

(B) The Deed of Trust shall have recorded.

(C) UCC-1 Financing Statements shall have been filed.

(D) No Event of Default shall exist under this Agreement, the Note or any other Loan Document.

(E) Lender shall have received a Draw Request and all the requirements for disbursement set forth in the paragraphs indicated under Part II of the Disbursement Schedule shall have been satisfied.

(F) If requested, Lender shall have received a list of the names and addresses of all material dealers and subcontractors with whom agreements have been made by the General Contractor and/or Borrower to deliver materials to and/or perform work on the Improvements.

(G) At Lender's option, concurrently with the Draw Request, Borrower shall furnish to Lender (i) copies of invoices or bills of sale from the General Contractor and/or the material dealers, laborers and/or subcontractors who have provided the labor and/or materials for which the disbursement is being requested, (ii) copies of receipts, invoices, bills or other evidence of payment or information as Lender may reasonably require with respect to any other amounts paid or payable for any Project costs shown in the Disbursement Schedule for which the disbursement is being requested, (iii) conditional partial releases of lien (on forms approved by Lender) from each material dealer, laborer and/or subcontractor who has done work or furnished materials for the construction of the portion of the Improvements covered by the current Draw Request, and (iv) unconditional partial releases of lien (on forms approved by Lender) from each material dealer, laborer and/or subcontractor who has done work or furnished materials for the construction of the portion of the Improvements covered by the immediately preceding Draw Request. Borrower shall in any event submit to Lender, no later than 30 days after the submission of any Draw Request, unconditional partial lien releases relating to all construction costs covered by such Draw Request.

(H) The Title Company shall have agreed to issue its continuation endorsement to Lender indicating that since the last preceding disbursement to Borrower or General Contractor, there has been no change in the state of title, that there are no intervening liens which may now or hereafter take priority over the disbursement to be made and that there are no survey exceptions not theretofore approved by Lender.

(I) Upon completion of the foundations, Title Company has issued its foundation endorsement insuring Lender that the foundation is constructed wholly within the boundaries of the Property and does not encroach on any easements nor violate any covenants, conditions or restrictions of record.

(J) The representation and warranties of Borrower made in Section 5 hereof shall be true and correct on and as of the date of the disbursement with the same effect as if made on such date.

(K) The Improvements shall not have been materially injured or damaged by fire or other casualty unless Lender shall have received insurance proceeds sufficient in its judgment to effect the satisfactory restoration of the Improvements and to permit the completion thereof prior to the Conversion Date.

(L) Borrower shall have deposited with Lender cash in the amount, estimated by Lender, necessary to keep the Loan "in balance" pursuant to Section 2.19.

(M) At Lender's option, concurrently with each Draw Request, a satisfactory certificate from the Architect to the effect that, to date, the Improvements have been constructed in accordance with the Plans, and that the Improvements as so constructed comply with all applicable Requirements.

(ii) The final disbursement shall be the payment of any monies retained from progress payments or draws as set forth in the Disbursement Schedule. Prior to the last disbursement, the conditions set forth in Section 1.6(c)(i) shall be satisfied, and in addition, the following conditions shall have been satisfied by Borrower by Lender's receipt of:

(A) Advice from Lender's inspector that the Improvements have been completed in accordance with the Plans.

(B) A certificate (in a form and of a substance satisfactory to Lender) from the Architect covering the completion date of the Improvements and stating that (I) the Improvements have been completed in accordance with the Plans, and (II) the Improvements as so completed comply with all applicable Requirements.

(C) A final Draw Request and all the requirements set forth in the paragraphs indicated under Part II of the Disbursement Schedule have been satisfied.

(D) Evidence that Borrower has filed the notice of completion of the Improvements necessary to establish commencement of the shortest statutory period for the filing of mechanic's and materialmen's liens.

(E) Conditional partial release of lien (on forms approved by Lender, and conditioned only upon receipt of the funds allocated in the last disbursement) from the top five material dealers, laborers, and/or subcontractors who have done work or furnished materials for the construction of the Improvements (based on contract price) and from any other material dealers, laborers and/or subcontractors at Lender's reasonable request.

(F) A certificate of occupancy, or its equivalent, issued by the appropriate Governmental Authority, as such certificate is deemed appropriate by Lender.

(G) Evidence that the Option Agreement and Escrow Instructions dated as of December 30, 2004 (the "***Option Agreement***") has been released and evidence that a termination of that certain memorandum of Option Agreement which was recorded against the

Property as Document No. 2004-1229630 in the San Diego County Recorder's Office, has been recorded in the San Diego County Recorder's Office.

(H) Payment by Borrower to Lender of a mini-perm loan fee in the amount of $40,000 (the "***Mini-Perm Loan Fee***", and collectively with the Construction Loan Fee, the "***Loan Fee***"). In the event Borrower pre-pays the Loan prior to its payment of the Mini-Perm Loan Fee, such Mini-Perm Loan Fee shall be payable by Borrower to Lender at the time of such prepayment in addition to all other required prepayment fees and penalties.

(iii) By a date no later than 30 days following the final disbursement, Borrower shall deliver to Lender (A) an ALTA/ASCM as-built survey of the Project certified to Lender, and (B) an endorsement attached to Lender's title policy, issued by the Title Company, subsequent to the expiration of the period during which any lien for labor, services or materials may be validly recorded against the Property or the Improvements, insuring that the Improvements have been completed free of all mechanics' and materialmen's liens or claims.

(d) Disbursement Limits. Notwithstanding anything to the contrary, Lender shall not be required to disburse an aggregate amount of the Loan proceeds for labor furnished to and materials incorporated into the Improvements during any stage of construction which exceeds the lesser of the value of such labor or materials or the amount allocated to that stage of construction as set forth in the Disbursement Schedule, and in any event, Lender shall not be required to disburse any amount which, in Lender's opinion, will reduce that portion of the Real Estate Loan Account designated for the cost of completion of construction of the Improvements below that needed to pay for the labor and materials necessary to complete the Improvements. Lender is authorized to make disbursements to any officer of Borrower.

(e) Payment of Project Expenses and Interest from Project Income. For purposes of this Agreement, the term (a) "***Project Income***" shall mean all rents and other payments (including deposits and expense reimbursements) payable to Borrower by tenants of the Improvements (but shall not include contributions to capital of Borrower or RAC by its members), and (b) "***Project Expenses***" shall mean the costs and expenses payable by Borrower in connection with the ownership, operation and maintenance of the Project, including without limitation, real property taxes and assessments, insurance premiums, utility costs, and maintenance, repair and operating costs and expenses, and all amounts then required to be paid under the Loan Documents (including interest). Before using or applying Project Income for any other purposes, Borrower shall first apply Project Income to pay Project Expenses to the extent Project Income is sufficient therefore and before disbursement of any Loan funds which may be allocated for such purposes. On or before the fifth (5th) day of each month, Borrower shall deliver to Lender a monthly operating statement, showing in reasonable detail all Project Income and Project Expenses for the previous calendar month.

2. COVENANTS OF THE BORROWER

Borrower promises to keep each of the following covenants:

2.1 Compliance with Law. Borrower, HCG and RAC will comply with all existing and future laws, regulations, orders, building restrictions and requirements of, and all permits and approvals from, and agreements with and commitments to, all governmental, judicial or legal authorities having jurisdiction over the Property, the Project or Borrower's, HCG's or RAC's business conducted thereon or therefrom, including quality and safety standards, accreditation standards and requirements of The State of California, Department of Social Services, Community Care Licensing Division, for a Residential Care Facility for the Elderly, with approval to care for patients with a dementia diagnosis, and, to the extent necessary, by the State of California, Department of Social Services, Continuing Care Contracts Branch, as a Continuing Care Retirement Community, and any other applicable state department of health or other applicable state regulatory agency (each a "***State Regulator***"), quality and safety standards, accreditation standards and requirements related to the quality and adequacy of medical care, distribution of pharmaceuticals, rate setting, equipment, personnel, operating policies, additions to facilities and services and fee splitting, and with all restrictive covenants and other title encumbrances encumbering the Property, including, without limitation, all permits and licenses relating to the operation of the Project (all collectively, the "***Requirements***").

2.2 Conditional Sales Contracts; Removal of Fixtures and Equipment. Without Lender's prior written consent, neither Borrower, HCG nor RAC shall (a) purchase any materials, equipment, furnishings or fixtures to be installed on the Property under any agreement where the seller reserves a lien, security interest or title thereto, or the right of removal or repossession after such items are installed on the Property where the aggregate amounts outstanding with respect thereto at any time exceeds $50,000; or (b) remove or permit to be removed from the Real Property or the Improvements any equipment, machinery or fixtures used in connection with the management, maintenance, operation or enjoyment thereof unless replaced by articles of equal suitability and value owned by Borrower or RAC free and clear of any lien or security interest.

2.3 Site Visits. Borrower and RAC each grants Lender, its agents and representatives the right to enter and visit the Property at any reasonable time, after giving reasonable notice to Borrower, for the purposes of observing, performing appraisals, inspecting the Property, taking environmental samples, and conducting tests, among other things, to investigate for the presence of Hazardous Substances, as defined in the Indemnity Agreement. Borrower shall reimburse Lender on demand for the costs of any such environmental investigation and testing. Lender will make reasonable efforts during any site visit, observation or testing conducted pursuant to this paragraph to avoid interfering with Borrower's use of the Property or the residents' use of the Project. Borrower and RAC shall also allow Lender to examine, copy and audit its books and records. Lender is under no duty to visit or observe the Property, or to examine any books or records and the Lender shall not incur any obligation or liability by reason of not making any such inspection or inquiry. Any site visit, observation or examination by Lender is solely for the purpose of protecting Lender's security and preserving Lender's rights under the Loan Documents. No site visit, observation or testing or any report or findings made as a result thereof ("***Environmental Report***") (i) will result in a waiver of any default of Borrower, HCG or RAC; (ii) impose any liability on Lender; or (iii) be a representation or warranty of any kind regarding the Property (including its condition or value or compliance with any laws) or the Environmental Report (including its accuracy or completeness). In the event Lender has a duty or obligation under applicable laws, regulations or other requirements to disclose an Environmental Report to Borrower, HCG, RAC or any other party, Borrower, HCG and RAC each authorizes Lender to make such a disclosure. Lender may also disclose an Environmental Report to any regulatory authority and to any other parties as necessary or appropriate in Lender's judgment. Borrower, HCG and RAC further understands and agrees that any Environmental Report or other information regarding a site visit, observation or testing that is disclosed to Borrower by Lender or its agents and representatives is to be evaluated (including any reporting or other disclosure obligations of Borrower, HCG or RAC) by Borrower, HCG and/or RAC, as applicable, without advice or assistance from Lender.

2.4 Insurance. Borrower or RAC, as applicable, at its expense, must maintain the following insurance:

(a) At all times prior to the Borrower obtaining a certificate of occupancy for the Project:

(i) policies of insurance evidencing bodily injury, death or property damage liability coverages in amounts not less than $1,000,000 (combined single limit), $2,000,000 annual aggregate, and an excess/umbrella liability coverage in an amount not less than $10,000,000 will be in effect with respect to Borrower. The policies must be written on an occurrence basis so as to provide blanket contractual liability, broad form property damage coverage, and coverage for products and completed operations.

(ii) Builder's "all risk" insurance in non-reporting form, in an amount not less than the full insurable completed value of the Improvements on a replacement cost basis, with the normal conditions including fire, extended coverage, vandalism, malicious mischief, course of construction endorsement and a lender's loss payable endorsement naming Lender as loss payee.

(b) At all times after Borrower obtains a certificate of occupancy for the Project:

(i) policies of insurance evidencing bodily injury, death or property damage liability coverages in amounts not less than $1,000,000 (combined single limit), and $3,000,000 aggregate will be in effect with respect to RAC. The policies must be written on a claims-made basis so as to provide blanket contractual liability, broad form property damage coverage, and coverage for products and completed operations.

(ii) "Special Cause of Loss" insurance on the Property in an amount not less than the full insurable value on a replacement cost basis of the insured Property and related personal property (including any special endorsements or coverage as shall be customarily obtained with respect to the operation of an assisted living/memory care facility).

(iii) Evidence of worker's compensation insurance coverage satisfactory to Lender.

(c) If all or any part of the Property lies within a "special flood hazard area" as designated on maps prepared by the Department of Housing and Urban Development, a National Flood Insurance Association standard flood insurance policy, plus insurance from a private insurance carrier if necessary, for the duration of the Loan in the amount of the full insurable value of the Property.

(d) Such other insurance as Lender in its reasonable judgment may require, which may include, without limitation, (i) errors and omissions insurance with respect to the contractors, architects and engineers, and rent abatement and/or business loss; (ii) earthquake insurance, if the Property is situated in a delineated earthquake fault zone, and (iii) insurance covering acts of terrorism.

All insurance policies will: (i) be issued by an insurance company having a rating of "A" VII or better by A.M. Best Co., in Best's Rating Guide; (ii) name Lender as an additional insured on all liability insurance and as mortgagee and loss payee on all casualty insurance; (iii) provide that Lender is to receive 30 days written notice prior to non-renewal or cancellation; (iv) be evidenced by a certificate of insurance to be held by Lender; and (v) be in form and amounts reasonably acceptable to Lender. If Borrower fails to keep any such coverage in effect while the Loan is outstanding, Lender may procure the coverage at Borrower's expense. Borrower must reimburse Lender, on demand, for all premiums advanced by Lender, which advances are considered to be additional loans to Borrower secured by the Deed of Trust and bearing interest at the Default Rate provided in the Note.

2.5 Preservation of Rights. Borrower and RAC, as applicable, must obtain, preserve and maintain in good standing, as applicable, all rights, privileges and franchises necessary or desirable for the operation of the Property and the conduct of Borrower's, RAC's and HCG's business thereon and therefrom. HCG shall, at all times that it is the manager of the Project, keep the ActiveCare program in place for the Project.

2.6 Maintenance and Repair. Borrower must (a) maintain the Property, including the parking and landscaping portions of the Property, in good condition and repair, (b) promptly make, or cause tenants to make all necessary structural and non-structural repairs to the Property, and (c) not demolish, alter, remove or add to any Improvements, excepting the installation or construction of tenant improvements in connection with any leases approved in accordance with this Agreement. Borrower shall pay when due all claims for labor performed and materials furnished therefor in connection with any improvements or construction activities.

2.7 Payment of Expenses. Borrower must pay all costs and expenses incurred by Lender in connection with the making, disbursement and administration of the Loan, as well as any revisions, extensions, renewals or "workouts" of the Loan, and in the exercise of any of Lender's rights or remedies under this Agreement. Such costs and expenses include title insurance, recording and escrow charges, fees for appraisal, environmental services, legal fees and expenses of Lender's counsel and any other reasonable fees and costs for services. regardless of whether such services are furnished by Lender's employees or by independent contractors. Borrower acknowledges that the Loan Fee does not include amounts payable by Borrower under this Paragraph. All such sums incurred by Lender and not immediately reimbursed by Borrower are considered additional loans to Borrower secured by the Deed of Trust and bearing interest at the Default Rate provided in the Note.

2.8 Financial and Other Information. Borrower shall provide Lender the following financial information and statements in form and substance satisfactory to Lender, without prior request or demand, and such additional information as requested by Lender from time to time:

(a) Within one hundred twenty (120) days of each calendar year end, Borrower's, RAC's and HCG's annual financial statements. Borrower's and RAC's financial statements must be compiled or audited by a Certified Public Accountant

("***CPA***") acceptable to Lender; HCG's financial statements must be audited by a CPA acceptable to Lender.

(b) Within thirty (30) days of the end of each calendar quarter, Borrower's, RAC's and HCG's quarterly financial statements. These financial statements must be compiled or audited by a CPA acceptable to Lender.

(c) Copies of Borrower's federal income tax return and K-1 filing, together with all supporting schedules, within thirty (30) days of filing. These tax returns must be prepared by a CPA acceptable to Lender.

(d) Each Individual Guarantor's annual financial statements in form satisfactory to Lender (which form may be prepared by such Guarantor) within thirty (30) days of the filing date of such Guarantor's federal income tax return.

(e) Copies of each Guarantor's federal income tax return, together with all supporting schedules, within thirty (30) days of filing. These tax returns must be prepared by a CPA acceptable to Lender.

(f) RAC's annual operating statement and/or rent roll on the Property within thirty (30) days of the end of each calendar year end.

2.9 Notices. Borrower, HCG and RAC must promptly (but in no event later than within seven days) notify Lender in writing of:

(a) Any notice that the Property or Borrower's or any Guarantor's business fails in any respect to comply with any Requirements;

(b) Any notice adversely impacting any licenses or permits necessary for the operation of the business currently conducted at the Property;

(c) Any substantial dispute between Borrower or any Guarantor and any applicable local, municipal, county, state, or federal agency, board, commission, council, department, committee, or similar governmental arm having jurisdiction over the Property, the Project, Borrower, any Guarantor or Borrower's or any Guarantor's activities (each a "***Governmental Authority***");

(d) Any material adverse change in the physical condition of the Property or other circumstance that adversely affects Borrower's riparian rights or use of the Property, or any material adverse change in Borrower's or any Guarantor's or any trustor's business condition (financial or otherwise), operations, properties or prospects, or ability to repay the Loan;

(e) Any Event of Default (as defined in Paragraph 6.1) under this Agreement, or any event which, with notice or lapse of time or both, would constitute an Event of Default; and

(f) Any change or proposed or contemplated change in Borrower's or RAC's or HCG's name, in its organization or management, legal structure, place of business, or chief executive office if Borrower has more than one place of business.

(g) All material notices pertaining to Borrower, any Guarantor or the Project received by Borrower or from Borrower, any tenant, any Guarantor, a Governmental Authority or insurance company, including any survey results or inspection reports from any Governmental Authority.

(h) Any litigation, arbitration, or other proceeding or governmental investigation pending, or, to Borrower's or any Guarantor's knowledge, threatened against or relating to Borrower, any Guarantor or the Project.

(i) Any capital or other equity contributions to Borrower, HCG or RAC, prior to the grant of such contributions.

(j) Any strike or labor controversy threatening to result in a strike affecting, or that may affect, the Project.

(k) Any cessation of labor on the Project.

(l) Any default by Borrower's Architect or the General Contractor or any material supplier or subcontractor.

2.10 Indemnity. Borrower and RAC each agrees to indemnify, defend with counsel acceptable to Lender, and hold Lender harmless from and against all liabilities, claims, actions, damages, costs and expenses (including all legal fees and expenses of Lender's counsel) arising out of or resulting from the construction of the Property (including any defective workmanship or materials), ownership, operation, or use of the Property, whether such claims are based on theories of derivative liability, comparative negligence or otherwise. Such indemnity shall include, without limitation, any violation of any law, regulation, order or industry standard based upon or in any way related to the licensing or conduct of the Project as an assisted living/memory care facility. Notwithstanding anything to the contrary in any other Loan Document, the provisions of this Section 2.10 are not secured by the Deed of Trust, and shall survive the termination of this Agreement, repayment of the Loan and foreclosure of the Deed of Trust or similar proceedings.

2.11 Performance of Acts. Upon request by Lender, Borrower and RAC must each perform all acts which may be necessary or advisable to perfect any lien or security interest provided for in the Loan Documents and Borrower, RAC and HCG must each perform all acts which may be necessary or advisable to carry out the intent of the Loan Documents.

2.12 Negative Covenants. Without Lender's prior written consent, neither Borrower, HCG nor RAC shall:

(a) Engage in any business activities other than the construction, ownership and operation of an assisted living/memory care facility at the Property (provided, however, that this subsection (a) shall not apply to HCG);

(b) Liquidate or dissolve Borrower's business;

(c) Sell, assign, lease, transfer or otherwise dispose of all or substantially all of Borrower's or RAC's business or Borrower's or RAC's assets;

(d) Permit Borrower or RAC to sell, assign, lease, transfer, or otherwise dispose of any assets other than a Permitted Transfer (as defined below);

(e) Permit an Accelerating Transfer (as defined in the Deed of Trust) to occur, provided, however that the following "***Permitted Transfers***" shall not be deemed to be an Accelerating Transfer:

(i) The transfer of 20% or less in the aggregate of the total direct and indirect interests in Borrower or RAC, provided (A) Borrower or RAC, as applicable, provides advance notice to Lender of such transfer (B) such transfer does not change the direct or indirect control or management of Borrower or RAC and the persons responsible for the day-to-day management of the Project and Borrower and RAC remain unchanged following such transfer, (C) Borrower shall pay any expenses incurred by Lender in connection with such transfer prior to the transfer taking effect, and (D) prior to such transfer taking effect, Borrower and RAC shall deliver to Lender such fully executed documents and other materials as Lender may require in connection with any such transfer, including without limitation (1) entity documents, (2) resolutions and certificates executed by the appropriate officers, managers or members, and (3) such additional loan documentation as Lender may request;

(ii) The transfer of more than 20% but less than 49% in the aggregate of the total direct and indirect interests in Borrower or RAC, provided (A) Lender approves such transfer in advance (which approval may be withheld or conditioned in Lender's sole and absolute discretion), (B) Borrower or RAC, as applicable, provides advance notice to Lender of such transfer (C) such transfer does not change the direct or indirect control or management of Borrower or RAC and the persons responsible for the day-to-day management of the Project and Borrower and RAC remain unchanged following such transfer, (D) Borrower shall pay any expenses incurred by Lender in connection with such transfer prior to the transfer taking effect, and (E) prior to such transfer taking effect, Borrower and RAC shall deliver to Lender such fully executed documents and other materials as Lender may require in connection with any such transfer, including without limitation (1) entity documents, (2) resolutions and certificates executed by the appropriate officers, managers or members, and (3) such additional loan documentation as Lender may request;

(iii) The transfers of direct or indirect interests in Borrower or RAC, provided (A) such transfer is solely for estate planning purposes, (B) Borrower or RAC, as applicable, provides advance notice to Lender of such transfer, (C) such transfer does not change the direct or indirect beneficial ownership of such interests, (D) such transfer does not change the direct or indirect control or management of Borrower or RAC and the persons responsible for the day-to-day management of the Project and Borrower and RAC remain unchanged following such transfer, (E) Borrower shall pay any expenses incurred by Lender in connection with such transfer prior to the transfer taking effect, and (F) prior to such transfer taking effect, Borrower and RAC shall deliver to Lender such fully executed documents and other materials as Lender may require in connection with any such transfer, including without limitation (1) entity documents, (2) resolutions and certificates executed by the appropriate officers, managers or members, and (3) such additional loan documentation as Lender may request.

(iv) Leasing to residents in the ordinary course of Borrower's or RAC's business as permitted by Section 3.2 hereof;

(v) with respect to Personalty that is obsolete and is replaced by Personalty of equal suitability and value;

(f) Permit or cause Borrower or RAC to enter into any consolidation, merger, or other combination, or become a partner in a partnership, a member of a joint venture, or a member of a limited liability company;

(g) Permit or cause Borrower or RAC to incur any indebtedness, secured or unsecured, direct or indirect, absolute or contingent, other than (i) the Loan, (ii) after the Conversion Date, unsecured trade payables and operational debt not evidenced by a note and in an aggregate amount not exceeding Fifty Thousand Dollars ($50,000.00) at any one time, and shall be (A) paid prior to the sixtieth (60th) day after the date incurred; (B) incurred in the ordinary course of business; and (C) not secured or evidenced by a promissory note, (iii) the Subordinate Loan (as defined in the Deed of Trust), or (iv) the indebtedness expressly permitted under Section 2.2;

(h) Permit or cause Borrower or RAC to acquire or lease (i) any real property or (ii) any other assets other than assets acquired in the ordinary course of business and required for the operation of the business currently conducted at the Property; or

(i) Permit or cause Borrower or RAC to make any payment, dividend, distribution or disbursement to its shareholders, partners, or members or to any parties owned by or related to any of its shareholders, partners or members or to any affiliate of Borrower or any Guarantor without Lender's prior written consent other than the following, provided that no Event of Default exists (i) payment of management fees to HCG as permitted under the Assignment and Subordination of Management Agreement entered into as of the date hereof, (ii) payment of general and administrative expenses as expressly provided for in the Disbursement Schedule in accordance with the terms of this Agreement, (iii) distributions in an amount equal to any income taxes imposed on such shareholders, partners or members or other affiliate which are attributable to Borrower's or RAC's income from the Property, (iv) after the Conversion Date, distributions to Borrower's or RAC's members or partners, provided that after giving effect to such distributions, Borrower and RAC maintain a minimum combined DSCR of no less than 1.25 to 1.00 (as calculated pursuant to the provisions of Section 2.15 below) (collectively, the distributions under subclauses (i), (ii), and (iii) shall be referred to as the "***Permitted Distributions***").

2.13 Keeping Guarantor Informed. Borrower must keep each Guarantor, and any third party executing the Deed of Trust or any other security instrument securing the Loan, informed of Borrower's financial condition and business operations and all other circumstances which may affect Borrower's ability to pay or perform its obligations under the Loan Documents. In addition, Borrower must deliver to each such person all of the financial information required to be furnished to Lender hereunder.

2.14 Patriot Act Compliance. Neither Borrower nor its subsidiaries, affiliates, or any Guarantor (called, collectively, the "***Credit Parties***"): (i) is in violation of any Anti-Terrorism Law (as defined herein); (ii) engages in or conspires to engage in any transaction that evades or avoids (or has the purpose of evading or avoiding) or attempts to violate any Anti-Terrorism

Law; (iii) is a Blocked Person or is controlled by a Blocked Person (as defined herein); or (iv) is providing or will provide material, financial, or technical support or other services to or in support of acts of terrorism of a Blocked Person. Further, no Credit Party or any of its agents acting in any capacity in connection with the transactions contemplated by this Agreement, conducts any business or engages in making or receiving any contribution of funds, goods, or services to or for the benefit of any Blocked Person or deals in or otherwise engages in any transaction related to any property or interest in any property blocked by any Anti-Terrorism Law.

As used above, the term "***Anti-Terrorism Laws***" means any present or future laws relating to terrorism or money laundering, including Executive Order No. 13224 (effective September 24, 2001), the US Patriot Act, the laws comprising or implementing the Bank Secrecy Act, and the laws administered by the Office of Foreign Assets Control ("***OFAC***"). The term "***Blocked Person***" means any Person: (i) listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224; (ii) owned or controlled by, or acting for or on behalf of, any Person that is listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224; (iii) with which any Lender is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law; (iv) that commits, threatens or conspires to commit or supports "terrorism" as defined in Executive Order No. 13224; or (v) that is named a "specially designated national or "blocked person" on the most current list published by OFAC or other similar list.

2.15 Minimum Debt Service Coverage Ratio. Beginning on a date no later than twelve (12) months following the Conversion Date (as defined in the Note) and at all times thereafter, Borrower and RAC shall maintain a minimum combined DSCR (as defined herein) of no less than 1.25 to 1.00, as calculated by Lender. The term "***DSCR***" means EBITDA (as defined herein) divided by Contractual Debt Service (as defined herein), calculated for each calendar quarter afterward based on an aggregate four quarter rolling basis. The term "***EBITDA***" means, for any period, the combined Net Income (as defined herein) of Borrower and RAC for the applicable period, determined in accordance with generally accepted accounting principles plus interest expense, income tax expense, amortization expense, depreciation expense, but, in each case, only to the extent considered in the determination of Net Income. The term "***Contractual Debt Service***" means all debt payment obligations (principal, interest, and other charges) on the Loan. "***Net Income***" means the combined net income of Borrower and RAC as determined under generally accepted accounting principles. "***Stabilization Date***" shall mean the date that the Borrower and RAC first obtains a combined DSCR of 1.25 or more.

2.16 Quarterly Net Loss. Beginning on a date no later than twelve (12) months following the Conversion Date and at all times thereafter, Borrower shall not permit there to be a Quarterly Net Loss (as defined herein) for any two consecutive calendar quarters. The term "***Quarterly Net Loss***" means for the quarter in question, Borrower's and RAC's combined Gross Revenue (as defined herein) is less than Borrower's and RAC's combined total expenses measured quarterly within thirty (30) days of the end of each calendar quarter. "***Gross Revenue***" means all revenue derived from the ownership and operation of the Property from whatever source, including, but not limited to, rents, but excluding (i) sales, use and occupancy or other taxes on receipts required to be accounted for by Borrower or RAC to any Governmental Authority, (ii) non recurring revenues as determined by Lender, (iii) security deposits (except to the extent determined by Lender to be properly utilized to offset a loss of rent), (iv) refunds and uncollectible accounts, (v) insurance proceeds, and (vi) condemnation awards (other than business interruption or other loss of income insurance related to business interruption or loss of income for the period in question). The determination of whether a

Quarterly Net Loss has occurred shall be determined by Lender based upon the quarterly financial statements delivered by Borrower and RAC to Lender.

2.17 Contracts, Licenses, Operating Permits. Borrower, RAC and HCG each agree and covenant that, except as listed on Schedule 2.17 (a) all contracts, licenses, permits and any other document or agreement entered into or obtained in connection with the construction of the Improvements and with respect to the underlying real property shall be entered into or obtained and owned by Borrower at all times; and (b) all contracts, licenses, permits and any other document or agreement entered into or obtained in connection with the operation of the Project as an assisted living/memory care facility shall be entered into or obtained and owned by RAC. Any contract, licenses, permits or any other document or agreement entered into or obtained by HCG in violation of this Section 2.17 shall be deemed to have been entered into by HCG as agent for RAC or Borrower (as applicable), and HCG shall have no rights with respect thereto, and on Lender's request after an Event of Default, HCG shall immediately execute any documents or take such actions as Lender may deem necessary to effectuate this Section 2.17.

2.18 Licenses and Permits. In the event Lender exercises any of its remedies with respect to the Property, Borrower, RAC and HCG each agrees, to the extent permitted by applicable law, to cooperate with Lender to assign to Lender (or its nominee) and facilitate Lender's (or its nominee's) assumption of such licenses and permits as may be currently held by Borrower, RAC, HCG or it affiliates with respect to the operation of the business currently conducted on the Property or the issuance to Lender (or its nominee) of such licenses and permits. In connection therewith, Borrower, RAC and HCG each agrees to execute and deliver such additional documents and instruments, at Borrower's, RAC's and/or HCG's (as applicable) sole cost and expense, in order to permit Lender (or its nominee) to obtain any such permits and licenses and further agrees, that during any interim period pending the assumption or issuance of any such permits and licenses, to allow Lender (or its nominee) to operate under the existing permits and licenses and will enter into such industry customary management or operating agreement as shall be required to allow Lender (or its nominee) to operate under such existing licenses and permits.

2.19 Loan "In Balance". Borrower shall at all times keep the Loan "in balance". At the time and in amounts required by Lender, Borrower shall deposit its own funds into the Real Estate Loan Account. Borrower's funds shall be disbursed from such account in the manner provided in Section 1.5(c) above. If there are any cost-overruns (whether due to change orders, uninsured losses, or otherwise), or if Borrower shall request (and Lender shall approve, which approval may be withheld in Lender's sole and absolute discretion) any changes to the Disbursement Schedule, and in Lender's reasonable judgment, it should appear at any time that the total funds then held by Lender are insufficient to provide the financing for the completion of the Improvements, Borrower, within ten (10) days following receipt of written demand by Lender for additional funds, shall pay to Lender an amount equal to such deficiency as expressed in said demand for deposit in the Real Estate Loan Account, which funds shall first be exhausted before any further disbursement of the proceeds of the Loan shall be made. In addition, should it appear at any time that the total amount of the undisbursed amount of Loan proceeds allocated to the cost category designated in the Disbursement Schedule as "contingency" is not in the same proportion to the total then-undisbursed Loan proceeds allocated to "hard" construction costs as the amount originally allocated to the "contingency" cost category in the Disbursement Schedule bore to the total amount of Loan proceeds originally allocated in the Disbursement Schedule to "hard" construction costs, then Borrower, within ten (10) days following receipt of written demand by Lender for additional funds, shall pay to Lender the amount necessary to restore the total of the undisbursed amount of Loan proceeds allocated to the "contingency" cost category to the same proportion that the amount originally allocated to the "contingency" cost category in the Disbursement Schedule bore to the total amount of Loan proceeds originally allocated in the Disbursement Schedule to "hard" construction costs. (For example, if the "contingency" cost category in the Disbursement Schedule was originally five percent (5%) of the total "hard" construction costs in the Disbursement Schedule, then Borrower shall deposit cash for application to the "contingency" cost category in the amount necessary to maintain the undisbursed "contingency" at five percent (5%) of the then-undisbursed Loan proceeds allocated to "hard" construction costs.)

2.20 Health Care Matters.

(a) Without limiting the generality of any other provision of this Agreement, Borrower, HCG and RAC and their employees and contractors (other than contracted agencies) in the exercise of their duties on behalf of Borrower, HCG or RAC (with respect to its operation of the Project) shall be in compliance with all applicable laws relating to patient healthcare and/or patient healthcare information, including without limitation the Health Insurance Portability and Accountability Act of 1996, as amended, and the rules and regulations promulgated thereunder ("***HIPAA***") (collectively, "***Healthcare Laws***")). Borrower, HCG and/or RAC have maintained and shall continue to maintain in all material respects all records required to be maintained by any Governmental Authority or otherwise under the Healthcare Laws and there are no presently existing circumstances which would result or likely would result in material violations of the Healthcare Laws. Borrower, HCG and/or RAC has and will maintain all Approvals from all Governmental Authorities necessary under applicable laws to own and/or operate the Project, as applicable (including such Approvals from all Governmental Authorities as are required under such the Healthcare Laws).

(b) If (i) Borrower, HCG or RAC is a "covered entity" within the meaning of HIPAA or (ii) Borrower, HCG and/or RAC (with respect to its operation of the Project) are subject to the "Administrative Simplification" provisions of HIPAA, Borrower, HCG and/or RAC, as applicable (x) have undertaken or will promptly undertake all necessary surveys, audits, inventories, reviews, analyses and/or assessments (including any necessary risk assessments) of all areas of its business and operations required by HIPAA and/or that could be adversely affected by the failure of Borrower, HCG and/or RAC, as applicable, to be HIPAA Compliant (as defined below); (y) has developed or will promptly develop a detailed plan and time line for becoming HIPAA Compliant (a "***HIPAA Compliance Plan***"); and (x) has implemented or will implement those provisions of such HIPAA Compliance Plan in all material respects necessary to ensure that Borrower, HCG and/or RAC, as applicable, are or become HIPAA Compliant. For purposes hereof, "***HIPAA Compliant***" shall mean that Borrower, HCG and RAC, as applicable (x) are or will be in compliance with each of the applicable requirements of the so-called "Administrative Simplification" provisions of HIPAA on and as of each date that any part thereof, or any final rule or regulation thereunder, becomes effective in accordance with its or their terms, as the case may be (each such date, a "***HIPAA Compliance Date***") and (y) are not and could not reasonably be expected to become, as of any date following any such HIPAA Compliance Date, the subject of any civil or criminal penalty, process, claim, action or proceeding, or any administrative or other regulatory review, survey, process or proceeding (other than routine surveys or reviews conducted by any government health plan or other accreditation entity) that could result in any of the foregoing or that could reasonably be expected to adversely affect Borrower's, RAC's or HCG's business, operations, assets, properties or condition (financial or otherwise), in connection with any actual or potential violation by Borrower, HCG or RAC of the then effective provisions of HIPAA.

(c) All required Government Approvals necessary for operation of the Project (including any required certificates, licenses or approvals issued for the requisite number of beds for the Project) are listed on Exhibit D hereto (collectively, the "***Licenses***"). By a date no later than six (6) months after the date of this Agreement, RAC shall deliver a completed submittal package to all appropriate governmental entities for RAC to obtain all Licenses, and shall diligently pursue obtaining such licenses and shall promptly make all responses to and provide any additional information that such governmental entities shall request. RAC shall obtain all Licenses and deliver evidence thereof to Lender prior to the Conversion Date of this Agreement. Thereafter, HCG and/or RAC shall operate the Project in a manner such that the Licenses shall remain in full force and effect at all times.

(d) The Licenses shall continue in full force and effect throughout the term of the Loan and shall be free from restrictions or known conflicts which would materially impair the use or operation of the Project for its current use, and shall not be provisional, probationary or restricted in any way. Borrower, HCG and/or RAC shall immediately and fully remedy (or obtain waivers of) any action/inaction which could result in a fine, penalty, reprimand or other enforcement remedy being assessed against Borrower's, HCG's or RAC's license to operate any healthcare facility or which could result in the suspension or revocation of any such license, or in any restriction or condition being placed on any such license. Notwithstanding the foregoing, Borrower, HCG and/or RAC, as applicable, shall not be in violation of this provision so long as, Borrower, HCG and/or RAC operation of the Project as an assisted living/memory care facility is not impeded, and within five (5) days of such party's notice of any such restriction, known conflict, or provisional, probationary or restricted license, or fine, penalty, reprimand or other enforcement remedy, Borrower, HCG and/or RAC, as applicable diligently contests such matter in good faith and by appropriate proceedings, and, to the extent required by Lender, a bond or other security with respect to such dispute in a form and amount reasonably acceptable to Lender is filed or deposited with Lender.

(e) Neither Borrower, HCG nor RAC shall do (or suffer to be done) any of the following, without Lender's prior written consent (which consent, in the cases of subsections (i) through (iv) below, shall not be unreasonably withheld, and in the cases of subsection (v) below, may be withheld in Lender's sole and absolute discretion):

(i) Rescind, withdraw, revoke, amend, modify, supplement, or otherwise alter the nature, tenor or scope of the Licenses for the Project without Lender's consent;

(ii) Amend or otherwise change the Project's authorized units/beds capacity and/or the number of units/beds approved by the State Regulator;

(iii) Replace or transfer all or any part of the Project's units or beds to another site or location;

(iv) Voluntarily transfer or encourage the transfer of any resident of the Project to any other facility, unless such transfer is at the request of the resident or is for reasons relating to the health, required level of medical care or safety of the resident to be transferred; or

(v) Participate in any Medicare or Medicaid or other third party payor program with respect to the Project.

(f) None of Borrower, HCG, RAC, or the Project is or will be the subject of any proceeding by any Governmental Authority, and no notice of any violation has been or will be issued by a Governmental Authority that would, directly or indirectly, or with the passage of time:

(i) Have a material adverse impact on Borrower's, HCG's and/or RAC's ability to accept and/or retain patients or residents or operate the Project for its current use or result in the imposition of a fine, a sanction, a lower rate certification or a lower reimbursement rate for services rendered to eligible patients or residents; or

(ii) Modify, limit or annul or result in the transfer, suspension, revocation or imposition of probationary use of any of the Licenses.

Notwithstanding the foregoing, Borrower, HCG and/or RAC, as applicable, shall not be in violation of this provision so long as Borrower, HCG and/or RAC, as applicable, within 5 days of notice of such violation or proceeding, diligently contests such matter in good faith and by appropriate proceedings, and, to the extent required by Lender, a bond or other security with respect to such dispute in a form and amount reasonably acceptable to Lender is filed or deposited with Lender.

(g) The Project has not received and shall not receive a "Level A" (or equivalent) violation, and no statement of charges or deficiencies has been made or penalty enforcement action has been undertaken against the Project, Borrower, HCG or RAC or against any officer, director, partner, member or stockholder of Borrower, HCG or RAC, by any Governmental Authority during the last five calendar years.

(h) Neither Borrower, HCG or RAC is a participant in any federal program whereby any Governmental Authority may have the right to recover funds by reason of the advance of federal funds, including those authorized under the Hill- Burton Act (42 U.S.C. 291, et seq.), as it may be amended.

(i) In the event the Management Agreement is terminated any subsequent manager need not obtain any certificate, license, or approval issued by the State Regulator for the requisite number of beds and units in the Project.

(j) From time to time, upon the request of Lender, upon the occurrence of an Event of Default hereunder or under the other Loan Documents, Borrower, HCG and RAC shall complete, execute and deliver to Lender any applications, notices, documentation, and other information necessary or desirable, in Lender's judgment, to permit Lender or its designee (including a receiver) to obtain, maintain or renew any one or more of the Licenses for the Project (or to become the owner of the existing Licenses for the Project) and to the extent permitted by applicable laws to obtain any other provider agreements or approvals from all Governmental Authorities then necessary or desirable for the operation of the Project by Lender or its designee for its current use (including, without limitation, any applications for change of ownership of the existing Licenses or change of control of the owner of the existing Licenses). To the extent permitted by applicable laws upon the occurrence of an Event of Default (i) Lender is hereby authorized (without the consent of Borrower, HCG or RAC) to submit any such applications, notices, documentation or other information which Borrower caused to be delivered to Lender in accordance with the above provisions to the applicable Governmental Authorities, or to take such other steps as Lender may deem advisable to obtain, maintain or renew any License or other approvals from all Governmental Authorities in connection with the operation of the Project for its current use, and Borrower, HCG and RAC each agrees to cooperate and to cause each other to cooperate with Lender in connection with the same and (ii) Borrower, HCG and RAC, upon demand by Lender, shall take any action and cause each other to take any action necessary or desirable, in Lender's sole judgment, to permit Lender or its designee (including a receiver) to use, operate and maintain the Project for its current use. If Borrower, HCG or RAC fails to comply with the provisions of this subsection for any reason whatsoever, Borrower, HCG and RAC each hereby irrevocably appoints Lender and its designee as such party's attorney-in-fact, with full power of substitution, to take any action and execute any documents and instruments necessary or desirable in Lender's sole judgment to permit Lender or its designee to undertake Borrower's, HCG's and RAC's obligations under this subsection, including obtaining any Licenses or approvals from all Governmental Authorities then required for the operation of the Project by Lender or its designee for its current use. The foregoing power of attorney is coupled with an interest and is irrevocable and Lender may exercise its rights thereunder in addition to any other remedies which Lender may have against Borrower, HCG, RAC or any other Guarantor as a result of Borrower's breach of the obligations contained in this subsection.

(k) Within three (3) days of the receipt by Borrower, HCG or RAC, such party shall deliver to Lender any and all notices (regardless of form) from any licensing and/or certifying agency that the Project's license or certification is being downgraded, revoked or suspended, or that action is pending or being considered to downgrade, revoke or suspend the Project's license or certification.

(l) Within five (5) days of receipt by Borrower, HCG or RAC, Borrower, HCG or RAC, as applicable, shall deliver to Lender a copy of any licensing agency survey or report and any statement of deficiencies, and within the time period required by the particular agency for furnishing a plan of correction, also furnish or cause to be furnished to Lender a copy of the plan of correction generated from such survey or report for the Project, and correct or cause to be corrected any deficiency, the curing of which is a condition of continued licensure, by the date required for cure by such agency (plus extensions granted by such agency).

(m) There are and will be no patient or resident care agreements with patients or residents of the Project or with any other persons or organizations which deviate in any material adverse respect from the standard form customarily used at a first class assisted living/memory care facility or which conflict with any requirements of any State Regulators. All patient or resident records at the Project, including patient or resident trust fund accounts, will at all times be true and correct in all material respects.

(n) Neither the execution and delivery of the Loan Documents, Borrower's, RAC's or HCG's performance thereunder, the recordation of the Deed of Trust, nor the exercise of any remedies by Lender, will adversely affect the licenses, registrations, permits, certificates, authorizations and approvals necessary for the operation of the Project (except that any purchaser from a foreclosure sale shall be required to re-license the Project, provided however, that Borrower, RAC and HCG shall cooperate and facilitate with any such re-licensing).

(o) Neither Borrower, HCG or RAC has received notice, nor is Borrower, HCG or RAC aware of any violation of applicable antitrust laws of any federal, state or local, government or quasi-governmental body, agency, board or other authority.

(p) Borrower, HCG and RAC shall operate or cause to be operated the Project in a prudent manner in compliance with applicable laws and regulations relating thereto and cause all licenses, permits, certificates of need, reimbursement contracts, and any other agreements necessary for the use and operation of the Project.

(q) RAC shall maintain or cause to be maintained all deposits, including, without limitation, deposits relating to patients or patient care agreements in accounts with Lender. If such deposits are in any other form, such deposits are to be maintained as Lender may expressly permit. Subject only to HCG's rights to payments under the Management Agreement, all rents, deposits, accounts receivable and any other income or funds derived from the Property shall at all times to be maintained in such accounts owned and controlled by RAC (and shall at no time be held in an account owned by HCG). Any such funds so received by HCG shall be an immediate Event of Default hereunder. Such funds shall be deemed to be held in trust for Lender and HCG shall immediately deliver all such funds to Lender.

2.21 Improvements Inspection. Borrower and RAC shall at all times permit Lender, or its representatives (and Lender shall have the right) to enter upon the Property, inspect the Improvements and all materials to be used in the construction thereof and to examine the Plans and all detailed plans and shop drawings which are or may be kept at the construction site and will cooperate, and cause the General Contractor or, if none, the major subcontractors, to cooperate with Lender. If Lender in its reasonable judgment determines that any work or materials fail to materially conform to the approved Plans, any Requirement, or sound building practices, or that they otherwise depart from any of the requirements of this Agreement, Lender may require the work to be stopped and withhold disbursements until the matter is corrected. In the event Lender determines that work must be stopped and disbursements withheld, Lender shall give Borrower prior telephone notice of its decision to so act (which telephonic notice shall be confirmed by a written notice); however, if Lender in good faith determines that an emergency is occurring or has occurred such that an immediate cessation of work is required, then Lender need only give notice to Borrower of such action as soon as reasonably possible under the circumstances. If this occurs, Borrower shall promptly correct the work to Lender's reasonable satisfaction, and pending completion of such corrective work shall not allow any other work to proceed. No such action by Lender shall be deemed to extend the Conversion Date and shall not otherwise affect Borrower's obligation to complete the Improvements within the time and in the manner required by this Agreement. Inspection by Lender of construction shall be for the purpose of protecting the security of Lender and preserving Lender's rights under the Loan Documents. No site inspection shall be deemed to constitute a waiver of any default of Borrower, and such inspection is in no way to be construed as a representation that there is a compliance with the Plans or Requirements or that the construction is free from faulty material or workmanship.

2.22 Construction Start. Borrower shall not commence construction of the Improvements including grading and site clearance, or otherwise undertake any act on the Property prior to recordation of the Deed of Trust which would cause any mechanics' or materialmen's lien thereafter filed to take priority over the lien of the Deed of Trust or which would prevent the Title Company from issuing the title insurance policy contemplated by this Agreement, and cause construction of the Improvements to continue to be completed after recordation of the Deed of Trust and thereafter diligently prosecute construction of the Improvements so that the same will be completed on or before the Conversion Date. By a date no later than 30 days after the date of this Agreement, Borrower shall obtain the grading permit for the Property and deliver evidence thereof to Lender. By a date no later than 90 days after the date of this Agreement, Borrower shall obtain the building permit for the Property and deliver evidence thereof to Lender.

2.23 Change Orders. Borrower shall furnish Lender with copies of all change orders, and obtain Lender's prior written consent to (i) any change order which will result in any substantial structural or design changes affecting the Improvements regardless of cost, and (ii) any change order which will result in a change in the General Contract price in excess of Twenty Thousand Dollars ($20,000.00) per change order or Fifty Thousand Dollars ($50,000.00) in the aggregate. If any proposed change order will increase the cost of the Improvements, Lender may withhold consent to such change order or to further disbursements of Loan proceeds or both until Lender deposits the additional funds necessary to pay for such change order in the Real Estate Loan Account. Lender is hereby authorized to and shall disburse said funds in accordance with the Disbursement Schedule for the payment of such change order upon completion of such changes to Lender's satisfaction. Borrower shall provide Lender with copies of all proposed change orders, together with all additional documents Lender may require in order to evaluate Borrower's request for approval of the proposed change order. These documents may include the following: (i) working drawings; (ii) a written description of the proposed change; and/or (iii) a written estimate of the cost of the proposed change and the time necessary to complete it. Lender may take a reasonable period of time to evaluate any requests for proposed change orders, and may, at Borrower's cost, obtain an update of the cost analysis to take into account the proposed change order. Lender may further require that all other approvals required from other parties (e.g., a surety) be obtained before it reviews the proposed change order. Lender may approve or disapprove the proposed change order in its reasonable judgment. Borrower acknowledges that delays may result, and agrees that so long as the delays are not unreasonable in duration, they shall not affect Borrower's obligation to complete the Improvements on or before the Conversion Date. In the event any change order would cause an increase in the total amount of "hard" construction costs above the amount of Loan proceeds originally allocated in the Disbursement Schedule to "hard" construction costs, then Borrower, within ten (10) days following receipt of written demand by Lender for additional funds, shall make the deposit to increase the total amount of the undisbursed amount of Loan proceeds and Borrower's funds allocated to the "contingency" cost category as described above.

2.24 General Contractor Covenant. Borrower shall require covenants from the General Contractor to the same effect as the covenants made by Borrower in Section 2.23, and that General Contractor will, upon request, deliver to Lender the names of all persons with whom General Contractor has contracted or intends to contract for the construction of the Improvements or for the furnishing of labor or materials therefore.

2.25 Foundation Completion. Borrower shall notify Lender immediately on completion of any foundations of the Improvements.

2.26 As Built Survey. After completion of the Improvements, Borrower shall deliver to Lender an "as-built" survey acceptable to Lender confirming that the Improvements have been completed in accordance with the Plans.

2.27 Diligent Construction. Borrower shall receive the disbursements to be made hereunder as a trust fund for the purpose of paying the costs of construction of the Improvements and apply the same first to such payment before using any part thereof for any other purpose. Borrower shall cause the construction of the Improvements to be prosecuted with diligence and continuity and completed in accordance with the Plans on or before the Conversion Date, free and clear of liens or claims for liens. Borrower shall obtain and deliver to Lender evidence of the approval by all Governmental Authority of the Improvements in their entirety for permanent occupancy, including without limitation a certificate of occupancy or its equivalent. Borrower shall not, without the prior written consent of Lender, permit any change in the Plans which would change the square foot area of the Improvements, or the design and layout of the Improvements, or adversely affect the value of the Improvements.

2.28 Taxes. Borrower shall pay and discharge all lawful claims, including taxes, assessments, and governmental charges or levies imposed upon it or its income or profits or upon any properties belonging to it prior to the date upon which penalties attach thereto.

2.29 No Conveyance or Encumbrance. Neither Borrower, RAC nor HCG shall sell, convey, transfer, dispose of or further encumber the Property or the Improvements or any part thereof or any interest therein or enter into a lease covering all or any portion thereof or an undivided interest therein, either voluntarily, involuntarily or otherwise, or enter into an agreement so to do without the prior written consent of Lender being first had and obtained. All easements, declarations of covenants, conditions and restrictions, and private or public dedications affecting the Property shall be submitted to Lender for its approval and such approval shall be obtained prior to the execution or granting of any thereof by Lender, accompanied by a drawing or survey showing the precise location of each thereof.

3. USE OR LEASING OF THE PROPERTY

3.1 Use of the Property. The Property shall be leased to RAC pursuant to the Lease Agreement and managed by HCG pursuant to the Management Agreement. Neither Borrower nor RAC shall modify or terminate the Lease Agreement in any respect without Lender's prior written approval. Neither Borrower nor HCG shall modify or terminate the Management Agreement in any respect without Lender's prior written approval.

3.2 Leasing. After the Conversion Date, RAC must use best efforts to keep all care accommodations in the Project leased. If requested by Lender, RAC must submit a pro forma lease for approval by Lender. All leases of space must be entered into with bona fide third party tenants, financially capable of performing their obligations under the leases, in arms-length transactions at the then current market rate for comparable space. The leases shall not contain any right to purchase the Property or any present or future interest in any portion of the Property other than the right to use and occupy the premises demised. RAC must perform all obligations of landlord under all leases and must not accept payment of more than one month's rent in advance from any tenant. RAC shall not enter into any leases without the prior written consent of the Lender, provided, however, Lender's consent shall not be required with respect leases, licenses or other rental agreements for an assisted living center entered into by RAC with third parties in the ordinary course of RAC's business at market rates and pursuant to the form of rental agreement previously delivered to and approved by Lender. Borrower shall not terminate any leases (other than a termination arising from a default by the tenant thereunder) or modify any leases in any manner that would decrease the rent, shorten the term or increase RAC's obligations thereunder in any material respect.

3.3 Delivery of Leasing Information and Documents. Borrower must promptly deliver to Lender such rent rolls, leasing schedules and reports, operating statements or other leasing information as Lender from time to time may request, and must promptly notify Lender of any material tenant dispute or material adverse change in leasing activity on the Property. Borrower must promptly obtain and deliver to Lender such estoppel certificates and subordination and attornment agreements from tenants (other than residents of the Project) as Lender from time to time may require. In no event is any approval by Lender of a lease a representation of any kind with regard to the lease or its enforceability, or the financial capacity of any tenant or lease guarantor.

3.4 Income from Property. Borrower must first apply all income derived from the Property, including all income from leases, to pay first (a) all amounts then required to be paid under the Loan Documents, and then (ii) costs and expenses associated with the ownership, maintenance, operation and leasing of the Property, before using or applying such income for any other purpose.

4. GRANT OF SECURITY INTEREST

4.1 Grant of Security Interest. As security for payment and performance of all indebtedness of the Borrower to Lender when and as due, the Borrower and RAC each hereby grants to Lender a security interest in all right, title and interest in and to all of each of their property and assets of any type, including without limitation the following personal property: All goods, equipment, inventory, contract rights, or rights to payment of money, leases, license agreements, franchise agreements, general intangibles, accounts (including receivables), documents, instruments (including any promissory notes), chattel paper, cash, deposit accounts, fixtures, letters of credit rights, securities and all other investment property, supporting obligations, and financial assets, whether now owned or hereafter acquired, wherever located; all any copyrights (including computer programs, blueprints and drawings), copyright applications, copyright registration and like protection in each work of authorship and derivative work thereof, whether published or unpublished, now owned or hereafter acquired; any design rights; any patents, patent applications and like protections including without limitation improvements, divisions, continuations, renewals, reissues, extensions and continuations-in-part of the same, trademarks, servicemarks and applications therefor, whether registered or not;, and all of Borrower's and RAC's books relating to the foregoing, and all substitutions for, additions, attachment, accessories, accession and improvements to and replacements, products, proceeds and insurance proceeds of any or all of the foregoing, expressly excluding therefrom the ActivCare Program™ (and all trademarks, copyrights and intellectual property interests therein) (collectively, the "***Collateral***"). In no event shall HCG have any right, title or interest in any of the foregoing personal property with respect to the Property, and any interest that HCG may obtain with respect to any such Collateral shall be deemed to be held by HCG only as an agent for RAC (and for all purposes, RAC shall be deemed to be the owner of such Collateral). Upon request by Lender, HCG shall immediately at its cost, take such actions and execute and deliver any documents requested by Lender to demonstrate that RAC owns all such Collateral.

4.2 Financing Statements. Borrower and RAC each hereby authorizes the Lender to file financing statements and other filing or recording documents with respect to the Collateral (including any amendments thereto, or continuation or termination statements thereof), without the signature of the Borrower or RAC where permitted, in such form and in such offices as the Lender reasonably determines appropriate to perfect or maintain the perfection of the security interest. Borrower and RAC each approves, authorizes and ratifies any filings or recordings made by or on behalf of the Lender in connection with the perfection of the security interest granted under this Agreement in favor of the Lender. So long as any of the Loan to the Lender has not been fully satisfied, Borrower and RAC each shall promptly at its cost, execute and deliver such assignments, notices, financing statements (including without limitation the filing of notices with the Copyright Office and the Patent and Trademark Office) or other documents, in respect of any security interest created pursuant to this Agreement which may be reasonably requested by the Lender

5. REPRESENTATIONS AND WARRANTIES

Borrower, RAC and HCG each promises that each representation and warranty set forth below is true, complete and accurate.

5.1 Formation; Authority. Borrower, RAC and HCG have each complied with all laws and regulations concerning its organization, existence and the transaction of its business, and is in good standing in each state in which it conducts its business. Borrower, RAC and HCG are each authorized to execute, deliver and perform its obligations under each of the Loan Documents.

5.2 Enforceability. The Loan Documents constitute valid, legal and binding obligations of Borrower, HCG and RAC and are fully enforceable against Borrower, HCG and RAC in accordance with their terms by Lender and its successors, transferees and assigns, subject only to bankruptcy laws and general principles of equity.

5.3 Compliance With Law. The Project and the actual use thereof by Borrower, HCG and RAC complies with all Requirements. Borrower has received no notices of violations of any Requirements. There are no claims, actions, proceedings or investigations pending or threatened against Borrower or any Guarantor or affecting the Property except for those previously disclosed by Borrower to Lender in writing. At or prior to the Conversion Date, all certifications, permits, licenses, authorizations and approvals, including, without limitation, certificates of completion and occupancy permits required for the legal use, occupancy and operation of the Project as an assisted living/memory care facility shall be obtained and shall thereafter at all times be in full force and effect (including, without limitation, any such certifications, permits, licenses, authorizations and approvals required with respect to the use of the Project by any tenants, licensee, customers, franchisors or operators) and Borrower, HCG and RAC shall take all actions necessary to file, keep and maintain all such certification, permits, licenses, authorizations and approvals current and in full force and effect at all times and to obtain any other certifications, permits, licenses, authorizations and approvals that may hereafter be required for the legal use, occupancy and operation of the Project.

5.4 No Violation. The execution and delivery of this Agreement and the other Loan Documents and the performance by Borrower of its obligations hereunder and thereunder will not result in a default under any other material agreement to which Borrower is a party, or violate any Requirements.

5.5 Financial Information. All financial information which has been and will be delivered to Lender, including all information relating to the financial condition of Borrower, and any of its partners, shareholders, members, or other principals, any Guarantor, and the Property, does and will fairly and accurately represent the financial condition (including all material contingent liabilities) being reported on. All such information with respect to HCG was and will be prepared in accordance with generally accepted accounting principles consistently applied; All such information with respect to Borrower and all Guarantors (other than HCG) and the Property was and will be prepared in accordance with tax accounting principles. Since the dates of the most recent financial information delivered to Lender, there has been no material adverse change in the business condition (financial or otherwise), operations, properties or prospects of Borrower, HCG or RAC or any other subject thereof.

5.6 Lawsuits. There is no lawsuit, tax claim or other dispute pending or threatened against Borrower, HCG or RAC, except as have been disclosed in writing to Lender.

5.7 Other Obligations. Neither Borrower, HCG nor RAC is in default on any obligation for borrowed money, any purchase money obligation or any other material lease, commitment, contract, instrument or obligation, except as have been disclosed in writing to Lender.

5.8 Not a "Foreign Person". Neither Borrower, HCG or RAC is a "foreign person" within the meaning of Section 1445(f)(3) of the Internal Revenue Code of 1986, as amended from time to time.

5.9 Disclosure to Guarantor and/or Third Parties. Before each Guarantor, and, if applicable, each third party executing the Deed of Trust or other instrument securing the Loan, became obligated in connection with the Loan, Borrower made full disclosure to that person regarding Borrower's financial condition and business operations and all other circumstances bearing upon Borrower's ability to pay and perform its obligations under the Loan Documents.

5.10 Title. Borrower has good, marketable and insurable fee title to the Real Property and the Improvements, possesses an unencumbered fee estate in the Real Property and the Improvements free and clear of all liens, encumbrances and charges whatsoever except for those exceptions shown in the title insurance policy insuring the lien of the Deed of Trust (the "***Permitted Encumbrances***"). Borrower is not a party to any outstanding contract or agreement providing for or requiring it to convey its interest in the Property to any person or entity (other than as described and subordinated to the Deed of Trust pursuant to the Subordination Agreement), and no person or entity other than Lender has any beneficial or equitable right, title or interest in the Property, or any part thereof. The possession of the Property has been peaceful and undisturbed and title thereto has not been disputed or questioned to the best of Borrower's knowledge. Borrower shall forever warrant, defend and preserve such title and the validity and priority of the lien of the Deed of Trust and shall forever warrant and defend the same to Lender against the claims of all persons whomsoever.

5.11 Ownership of Property. Borrower and RAC, collectively, own directly, and not through any affiliated entity, all of the personal property and fixtures necessary for the operation and management of the Project.

5.12 No Event of Default. There is no event which is, or with notice or lapse of time or both would be, an Event of Default under this Agreement.

5.13 ERISA. Borrower, RAC and HCG have each made and shall continue to make all required contributions to all employee benefit plans, if any, and Borrower has no knowledge of any material liability which has been incurred by Borrower which remains unsatisfied for any taxes or penalties with respect to any employee benefit plan or any multi-employer plan, and each such plan has been administered in compliance with its terms and the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("***ERISA***") and any other federal or state law.

5.14 Access/Utilities. The Property has adequate rights of access to public ways and is served by adequate water, sewer, sanitary sewer and storm drain facilities. All public utilities necessary to the continued use and enjoyment of the Property as presently used and enjoyed are located in the public right-of-way abutting the Property, and all such utilities are connected so as to serve the Property without passing over other property. All roads necessary for the full utilization of the Property for its current purpose have been completed and dedicated to public use and accepted by all Governmental Authorities or are the subject of access easements for the benefit of the Property.

5.15 Single Tax Lot; Subdivision. The Real Property consists of a single tax lot or multiple tax lots; no portion of said tax lot(s) covers property other than the Real Property and no portion of the Real Property lies in any other tax lot. The Real Property consists of one or more legally subdivided lots.

5.16 No Condemnation. No portion of the Property is subject to any condemnation or other like proceeding nor is any proceeding pending, threatened or known to be contemplated for the partial or total condemnation or taking of the Property.

5.17 Leases. The Property is not subject to any leases other than the Lease Agreement delivered to Lender, executed by Borrower, as Lessee, and RAC, as Lessor.

5.18 Intentionally Deleted.

5.19 Prior Bad Acts. None of Borrower, RAC, or HCG or, to the best of any of their knowledge, any individual Guarantor, has ever owned or operated a long-term care facility (including, without limitation, the Project) or other health care facility: (i) whose license was suspended, revoked or restricted in any material manner; (ii) which was fined (except as set forth below), penalized, reprimanded or had any sanction assessed against it; (iii) whose participation in the Medicaid or Medicare programs was suspended, revoked or restricted in any material manner; or (iv) which engaged in, or was alleged to have engaged in, any fraudulent activity in connection with billings or requests for reimbursement which were submitted.

5.20 Plans. The Plans are satisfactory to Borrower and have been approved by each Guarantor and all applicable Governmental Authority, and to the extent required by any effective restrictive covenant, by the beneficiary of any such covenant; the Plans so approved have been initialed by Borrower and General Contractor.

5.21 Draw Request. Each Draw Request shall be true and accurate and the submission of same or the receipt of the funds so requested shall constitute a reaffirmation of the representations, warranties and covenants contained herein.

5.22 Other Liens. Neither Borrower nor any Guarantor has made any contract or arrangement of any kind, the performance of which by the other party thereto would give rise to a lien on the Property, except for (a) the arrangements with Architect or the General Contractor, and (b) the Subordinate Deed of Trust (as defined in the Deed of Trust).

5.23 CC&Rs; Zoning. Borrower and RAC has examined, is familiar with, and the Improvements will in all respects conform to and comply with, all covenants, conditions, restrictions, reservations and zoning ordinances affecting the Property.

6. DEFAULT AND REMEDIES

6.1 Events of Default. The occurrence of any one or more of the following events (each an "***Event of Default***") shall be a default under this Agreement:

(a) Borrower fails to make any payment due under the Note, within ten (10) days after the date due (other than the payment due on the Maturity Date, as defined in the Note), or Borrower fails to make any payment demanded by Lender under any other Loan Document, within ten (10) days after written demand by Lender.

(b) Borrower fails to pay all sums due on the Maturity Date;

(c) Borrower, HCG or RAC fails to timely observe, perform and comply with any covenant contained in this Agreement other than those otherwise referred to in this Section 6.1; provided, however, that if, in Lender's opinion, such failure is capable of being remedied, such failure shall not be considered an Event of Default if it is cured within thirty (30) days after written notice from Lender, or, if the default cannot be cured in thirty (30) days, within a reasonable time but not to exceed ninety (90) days after written notice.

(d) Borrower or any Guarantor becomes insolvent or the subject of any bankruptcy or other voluntary or involuntary proceeding, in or out of court, for the adjustment of debtor-creditor relationships.

(e) Borrower or any Guarantor dissolves, terminates, or liquidates, or if Borrower or any Guarantor is a trust, the trust is revoked or materially modified.

(f) Chance or McElliott dies, or Chance or McElliot's trustor dies, and a Replacement Guarantor (as defined below) has not executed a replacement guaranty substantially identical in form and identical in substance to this Guaranty (a "***Replacement Guaranty***") within ninety (90) days of the occurrence of such death (so long as the parties related thereto are diligently pursuing obtaining such replacement guaranty). "***Replacement Guarantor***" shall mean (a) a replacement guarantor approved by Lender, which approval may not be unreasonably withheld if such replacement guarantor owns or controls all of the applicable Guarantor's assets (including individual and community property assets and trust and trust assets) that were in existence immediately before the occurrence of such Guarantor's death and such replacement guarantor executes and delivers any and all documents deemed necessary by Lender (in its sole and absolute discretion) to ensure that all such assets are subject in all respects to the liability of the Replacement Guaranty, and such Replacement Guaranty executed by such replacement guarantor is binding and enforceable, or (b) such other individual or entity acceptable to Lender in the exercise of its sole and absolute discretion and such Replacement Guaranty executed by such replacement guarantor is binding and enforceable; or

(g) Any representation or warranty made or given by Borrower or any Guarantor in this Agreement or any other Loan Document proves to be false or misleading in any material respect.

(h) Any Guarantor attempts to revoke its Guaranty or if any Guaranty becomes ineffective for any reason.

(i) A default is declared or occurs under any of the other Loan Documents (and, if a cure period is provided with respect to said default, said default is not fully cured within the period provided in said Loan Document for cure of said default).

(j) Lender fails to have an enforceable first lien on or security interest in any property given as security for the Loan (except for prior liens approved by Lender in writing).

(k) A lawsuit in excess of any insurance coverage where the amount claimed is Two Hundred Fifty Thousand and 00/100 Dollars ($250,000.00) or more is filed against Borrower or any Guarantor, or a judgment in an amount greater than Two Hundred Fifty Thousand and 00/100 Dollars ($250,000.00) is entered against Borrower or any Guarantor, in excess of any insurance coverage or any government authority takes action that materially adversely affects Borrower's intended use of the Property or Borrower's, RAC's, HCG's, Chance's, Barnard's, or McElliott's ability to repay the Loan.

(l) Borrower, HCG, RAC, Chance, Barnard or McElliott, or any person affiliated with any of them fails to meet the conditions of, or fails to perform any obligation under, any other agreement such person has with Lender or any affiliate of Lender. For the purposes of this Paragraph, "affiliated with" means in control of, controlled by or under common control with.

(m) Borrower, HCG, RAC, Chance, Barnard or McElliott or any person affiliated with any of them defaults in connection with any material credit such person has with any lender, if the default consists of the failure to make a payment when due or gives the other lender the right to accelerate the obligation. For the purposes of this Paragraph, "affiliated with" means in control of, controlled by or under common control with.

(n) Borrower and RAC fail to maintain the Debt Service Coverage Ratio pursuant to Section 2.15.

(o) Borrower and RAC fail to prevent a Quarterly Net Loss for two consecutive calendar quarters as required pursuant to Section 2.16.

(p) Borrower fails to obtain and deliver evidence of the grading and building permits to Lender in the time constraints set forth in Section 2.22.

(q) Borrower fails to comply with the time constrains set forth in Section 5.3.

(r) Borrower fails to deliver the title policy endorsement to Lender within the time constraints set forth in Section 1.5(c)(iii).

(s) Borrower or General Contractor does not proceed continuously with the construction of the Improvements or the construction of the Improvements is otherwise discontinued for a period of five (5) consecutive business days or more, for any reason. The foregoing notwithstanding, said five (5) day period shall be extended for a period equal to the period of any delay directly affecting the construction work which is caused by acts of God, labor disputes, strikes, lockouts, fire, earthquake, war, riots or other causes beyond Borrower's reasonable control (excluding financial inability to perform), but in no event for a period of longer than ninety (90) days, provided Borrower notifies Lender of the delay within ten (10) days of its occurrence. The notice shall specify the particular work delayed, and the cause and period of each delay. In no event, however, will the time for completion of the Improvements be extended beyond the maturity date of the Loan.

(t) Failure of Borrower, HCG or RAC to strictly comply with the provisions of Section 2.17, Section 2.20(c), Section 2.20(d), Section 2.20(e), Section 2.20(g), Section 3.1 or Section 4.

(u) If any Notice to Withhold or Bonded Notice to Withhold (Stop Notice) in connection with the Loan is served on Lender in accordance with the provisions of the California Civil Code or similar provisions of any other state if the Property is not situated in California and within five (5) days of the receipt of such notice the claim set forth therein is not discharged or, if the amount claimed is disputed in good faith by Borrower or General Contractor and the Notice to Withhold is bonded, an appropriate counter bond or equivalent acceptable to Lender is filed with Lender.

(v) The Project ceases to operate as an assisted living/memory care facility or Borrower, HCG or RAC terminates such business for any reason whatsoever (other than temporary cessation in connection with a casualty or condemnation).

(w) A default or event of default occurs under the Junior Loan Documents (as defined in the Subordination and Standstill Agreement).

6.2 Remedies. If an Event of Default occurs under this Agreement, Lender may exercise any right or remedy which it has under any of the Loan Documents, or which is otherwise available at law or in equity or by statute, and all of Lender's rights and remedies shall be cumulative. All of Borrower's obligations under the Loan Documents shall become immediately due and payable without notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor, or other notices or demands of any kind or character, all at Lender's option, exercisable in its sole discretion.

6.3 Power of Attorney. Borrower hereby constitutes and appoints Lender its true and lawful attorney in fact with the power and authority, including full power of substitution, to act, in Lender's sole discretion, but without the obligation to act, upon the occurrence of an Event of Default as follows:

(a) To take possession of the Property and complete the Improvements.

(b) To use any funds in the Real Estate Loan Account and any funds which may remain undisbursed under the Loan for the purpose of completing the Improvements and for other costs related thereto.

(c) To make such additions and changes and corrections in the Plans as may be necessary or desirable as Lender in its sole discretion deems proper to complete the Improvements.

(d) To employ such contractors, subcontractors and agents, architects and inspectors as are required to complete the Improvements.

(e) To employ watchmen to protect the Property and Improvements from injury.

(f) To pay, settle or compromise all existing bills and claims against any funds which may remain undisbursed under the Loan or as may be necessary or desirable, as Lender in its sole discretion deems proper, for the completion of the Improvements or for protection or clearance of title to the Property and Personalty or for the protection of Lender's interest with respect thereto.

(g) To prosecute and defend all actions and proceedings in connection with the construction of the Improvements.

(h) As Lender in its sole discretion deems proper, to execute, acknowledge, and deliver all instruments and documents in the name of Borrower which may be necessary or desirable to do and to do any and every act with respect to the construction of the Improvements which Borrower might do on his own behalf.

This Power of Attorney is a power coupled with an interest and cannot be revoked and any costs or expenses incurred by Lender in connection with any acts by Lender under or pursuant to this Section 6.3 shall be at the cost and expense of Borrower, repayable on demand by Borrower to Lender with interest thereon at the Default Rate, with any such advances made or costs or expenses incurred by Lender to be secured by the Deed of Trust and the Security Agreements and other security documents.

6.4 DISCLAIMER. WHETHER OR NOT LENDER ELECTS TO EMPLOY ANY OR ALL OF THE REMEDIES AVAILABLE TO IT IN THE EVENT OF DEFAULT, LENDER SHALL NOT BE LIABLE FOR THE CONSTRUCTION OF OR FAILURE TO CONSTRUCT OR COMPLETE OR PROTECT THE IMPROVEMENTS OR FOR PAYMENT OF ANY EXPENSE INCURRED IN CONNECTION WITH THE EXERCISE OF ANY REMEDY AVAILABLE TO LENDER OR FOR THE CONSTRUCTION OR COMPLETION OF THE IMPROVEMENTS OR FOR THE PERFORMANCE OR NON-PERFORMANCE OF ANY OTHER OBLIGATION OF BORROWER.

7. ARBITRATION AND WAIVER OF JURY TRIAL

7.1 Resolution of Claims. This Section concerns the resolution of any controversies or claims between the parties, whether arising in contract, tort or by statute, including but not limited to controversies or claims that arise out of or relate to: (i) this Agreement (including any renewals, extensions or modifications); or (ii) any document related to this Agreement (collectively a "*Claim*"). For the purposes of this arbitration provision only, the term "parties" shall include any parent corporation, subsidiary or affiliate of Lender involved in the servicing, management or administration of any obligation described or evidenced by this Agreement.

7.2 Binding Arbitration. At the request of any party to this Agreement, any Claim shall be resolved by binding arbitration in accordance with the Federal Arbitration Act (Title 9, U.S. Code) (the "*Act*"). The Act will apply even though this Agreement provides that it is governed by the law of a specified state. The arbitration will take place on an individual basis without resort to any form of class action.

7.3 Applicable Rules and Procedures. Arbitration proceedings will be determined in accordance with the Act, the then-current rules and procedures for the arbitration of financial services disputes of the American Arbitration Association or any successor thereof ("***AAA***"), and the terms of this Section. In the event of any inconsistency, the terms of this Section shall control. If AAA is unwilling or unable to (i) serve as the provider of arbitration or (ii) enforce any provision of this arbitration clause, Lender may designate another arbitration organization with similar procedures to serve as the provider of arbitration.

7.4 Conduct of Proceedings. The arbitration shall be administered by AAA and conducted, unless otherwise required by law, in any U.S. state where real or tangible personal property collateral for this credit is located or if there is no such collateral, in the state specified in the governing law Paragraph of this Agreement. All Claims shall be determined by one arbitrator; however, if Claims exceed Five Million Dollars ($5,000,000), upon the request of any party, the Claims shall be decided by three arbitrators. All arbitration hearings shall commence within ninety (90) days of the demand for arbitration and close within ninety (90) days of commencement and the award of the arbitrator(s) shall be issued within thirty (30) days of the close of the hearing. However, the arbitrator(s), upon a showing of good cause, may extend the commencement of the hearing for up to an additional sixty (60) days. The arbitrator(s) shall provide a concise written statement of reasons for the award. The arbitration award may be submitted to any court having jurisdiction to be confirmed, judgment entered and enforced.

7.5 Statute of Limitations. The arbitrator(s) will give effect to statutes of limitation in determining any Claim and may dismiss the arbitration on the basis that the Claim is barred. For purposes of the application of the statute of limitations, the service on AAA under applicable AAA rules of a notice of Claim is the equivalent of the filing of a lawsuit. Any dispute concerning this arbitration provision or whether a Claim is arbitrable shall be determined by the arbitrator(s). The arbitrator(s) shall have the power to award legal fees pursuant to the terms of this Agreement.

7.6 Provisional Remedies, Self-Help and Foreclosure. This Section does not limit the right of any party to: (i) exercise self-help remedies, such as but not limited to, setoff; (ii) initiate judicial or non-judicial foreclosure against any real or personal property collateral; (iii) exercise any judicial or power of sale rights; or (iv) act in a court of law to obtain an interim remedy, such as but not limited to, injunctive relief, writ of possession or appointment of a receiver, or additional or supplementary remedies.

7.7 Real Property Collateral. The procedure described above will not apply if the Claim, at the time of the proposed submission to arbitration, arises from or relates to an obligation to Lender secured by real property. In this case, all of the parties to this Agreement must consent to submission of the Claim to arbitration. If both parties do not consent to arbitration, the Claim will be resolved as follows: The parties will designate a referee (or a panel of referees) selected under the auspices of AAA in the same manner as arbitrators are selected in AAA administered proceedings. The designated referee(s) will be appointed by a court as provided in California Code of Civil Procedure Section 638 and the following related sections. The referee (or presiding referee of the panel) will be an active attorney or a retired judge. The award that results from the decision of the referee(s) will be entered as a judgment in the court that appointed the referee(s), in accordance with the provisions of California Code of Civil Procedure Sections 644 and 645.

7.8 No Waiver. The filing of a court action is not intended to constitute a waiver of the right of any party, including the suing party, thereafter to require submittal of the Claim to arbitration.

7.9 Waiver of Jury Trial. By agreeing to binding arbitration, the parties irrevocably and voluntarily waive any right they may have to a trial by jury in respect of any Claim, to the extent permitted by applicable law. Furthermore, without intending in any way to limit this agreement to arbitrate, to the extent any Claim is not arbitrated, the parties irrevocably and voluntarily waive any right they may have to a trial by jury in respect of such Claim, to the extent permitted by applicable law. This provision is a material inducement for the parties entering into this Agreement.

8. MISCELLANEOUS PROVISIONS

8.1 No Waiver; Consents. No alleged waiver by Lender is effective unless in writing, and no waiver may be construed as a continuing waiver. No waiver is implied from any delay or failure by Lender to take action on account of any default of Borrower. Consent by Lender to any act or omission by Borrower may not be construed as a consent to any other or subsequent act or omission.

8.2 No Third Parties Benefited. This Agreement is made and entered into for the sole protection and benefit of Lender and Borrower and their successors and assigns. No trust fund is created by this Agreement and no other persons or entities have any right of action under this Agreement or any right to the Loan funds.

8.3 Notices. Unless otherwise provided in this Agreement or in another agreement between Lender and Borrower, all notices required under this Agreement shall be personally delivered or by overnight courier, to the addresses on the signature page of this Agreement, or to such other addresses as Lender and Borrower may specify from time to time in writing. Notices and other communications shall be effective (i) if sent by overnight courier, two (2) days after deposit with such courier, or (ii) if hand-delivered, by courier or otherwise (including telegram, lettergram or mailgram), when delivered.

8.4 Attorneys' Fees. Borrower shall reimburse Lender for any reasonable costs and attorneys' fees incurred by Lender in connection with the enforcement or preservation of any rights or remedies under this Agreement, the Loan Documents or the Loan, and in connection with any amendment, waiver, "workout" or restructuring under this Agreement. In the event of a lawsuit or arbitration proceeding, the prevailing party is entitled to recover costs and reasonable attorneys' fees incurred in connection with the lawsuit or arbitration proceeding, as determined by the court or arbitrator. In the event that any case is commenced by or against Borrower under the Bankruptcy Code (Title 11, United States Code) or any similar or successor statute, Lender is entitled to recover costs and reasonable attorneys' fees incurred by Lender related to the preservation, protection, or enforcement of any rights of Lender in such a case. As used in this paragraph, "attorneys' fees" includes the allocated costs of Lender's in-house counsel.

8.5 Heirs, Successors and Assigns. The terms of this Agreement shall bind and benefit the heirs, legal representatives, successors and assigns of the parties; provided, however, that Borrower may not assign this Agreement without the prior written consent of Lender. Lender has the right to transfer all or a portion of the Loan to any other persons or entities without the consent of or notice to Borrower and in connection therewith, Borrower agrees that Lender and its successors and assigns may (a) sell the Loan, the Note and other Loan Documents to one or more investors as a whole loan, (b) participate the Loan secured by the Deed of Trust to one or more investors, or (c) otherwise sell all or any part of the Loan or interest therein to other co-lenders or investors. Borrower shall cooperate with Lender in effecting any of the foregoing transactions (including, if applicable, splitting the Note into one or more substitute notes in the same form as the Note and providing for the same terms in the aggregate). Without the consent of or notice to Borrower, Lender may disclose to any prospective purchaser of any securities issued by Lender, and to any prospective or actual purchaser of any interest in the Loan or any other loans made by Lender to Borrower, any financial or other information relating to Borrower, the Loan or the Property (including, without limitation, any information regarding any Hazardous Substance).

8.6 Interpretation. The language of this Agreement must be construed as a whole according to its fair meaning, and not strictly for or against any party. The word "***include(s)***" means "include(s), without limitation," and the word "***including***" means "including, but not limited to."

8.7 Miscellaneous. This Agreement may not be modified or amended except by a written agreement signed by the parties. The invalidity or unenforceability of any one or more provisions of this Agreement in no way affects any other provision. If Borrower consists of more than one person or entity, each is jointly and severally liable to Lender for the faithful performance of each and every obligation under this Agreement and the other Loan Documents. Any person who is now or hereafter a general partner of Borrower is jointly and severally liable for performance of Borrower's obligations under the Loan Documents. Time is of the essence in the performance of this Agreement and the other Loan Documents. This Agreement and any action related thereto will be governed, controlled, interpreted, and defined by and under the laws of the State of California, without giving effect to any conflicts of laws principles that require the application of the law of a different state. This Agreement may be executed in one or more counterparts, each of which is, for all purposes deemed an original and all such counterparts taken together, constitute one and the same instrument. Each party hereby submits to the exclusive jurisdiction of the state and Federal courts located in the County of San Diego, State of California.

8.8 Integration and Relation to Loan Commitment. The Loan Documents fully state all of the terms and conditions of the parties' agreement regarding the matters mentioned in or incidental to this Agreement. The Loan Documents supersede all oral negotiations and prior writings concerning the subject matter of the Loan Documents, including any loan commitment issued to Borrower.

8.9 Actions. Lender has the right, but not the obligation, to commence, appear in, and defend any action or proceeding which might affect its security or its rights, duties or liabilities relating to the Loan, the Property, or any of the Loan Documents. Borrower must pay promptly on demand all of Lender's reasonable out-of-pocket costs, expenses, and legal fees and expenses of Lender's counsel incurred in those actions or proceedings.

8.10 Loan Commission. Lender is not obligated to pay any brokerage commission or fee in connection with or arising out of the Loan. Borrower must pay any and all brokerage commissions or fees arising out of or in connection with the Loan.

[Signatures appear on the following page.]

IN WITNESS WHEREOF, Borrower and Lender have executed this Agreement as of the date first above written.

BORROWER:

BRESSI DEVELOPMENT LLC,
a California limited liability company

By: 
William M. Chance, its Manager

By: 
D. Kevin Moriarty, its Manager

Borrower's Address:

c/o Health Care Group
9619 Chesapeake Drive
Suite 103
San Diego, CA 92123

With a copy to:
Elisabeth Eisner
Attorney at Law
401 B Street, Suite 1000
San Diego CA 92101

LENDER:

MUTUAL OF OMAHA BANK,
a federal savings bank


By:
Name: JEFF BARNETT
Title: VP - Rel Mgr.

Lender's Address:

Mutual of Omaha Bank
San Diego Commercial Bank
3580 Carmel Mountain Road, Suite 160
San Diego, CA 92130
Attn: Jeff Barnett

With a copy to:
Samantha M. LaPine, Esq.
Cooley Godward Kronish LLP
4401 Eastgate Mall
San Diego, CA 92121-1909

The undersigned hereby execute this Loan Agreement for the purposes of affirming and ratifying each of the covenants and representations and warranties set forth herein with respect to the undersigned, and to confirm that the undersigned has reviewed and hereby consents to this Loan Agreement.

R.A.C. BRESSI, LP,
a California limited partnership

By: Income Property Group, a California corporation, its General Partner



By: ______________________
William M. Chance, its President

HEALTH CARE GROUP,
a California corporation



By: ______________________
Name: ______________________
Title: ______________________

670750 v8/SD

EXHIBIT A

LEGAL DESCRIPTION

Real property in the City of Carlsbad, County of San Diego, State of California, described as follows:

LOT 2 OF CARLSBAD TRACT CT 03-03, IN THE CITY OF CARLSBAD, COUNTY OF SAN DIEGO, STATE OF CALIFORNIA, ACCORDING TO MAP THEREOF NO. 14800 ON FILE IN THE OFFICE OF THE COUNTY RECORDER OF SAN DIEGO COUNTY, MAY 21, 2004.

EXCEPTING THEREFROM ALL OIL, OIL RIGHTS, MINERAL RIGHTS, NATURAL GAS RIGHTS AND OTHER HYDROCARBONS BY WHATSOEVER NAME KNOWN, GEOTHERMAL STEAM AND ALL PRODUCTS DERIVED FROM ANY OF THE FOREGOING, THAT MAY BE WITHIN OR UNDER THE LAND, TOGETHER WITH THE PERPETUAL RIGHT OF DRILLING, MINING, EXPLORING AND OPERATING THEREFOR AND STORING IN AND REMOVING THE SAME FROM SAID LAND OR ANY OTHER LAND, INCLUDING THE RIGHT TO WHIPSTOCK OR DIRECTIONALLY DRILL AND MINE FROM LANDS OTHER THAN THE LAND, OIL OR GAS WELLS, TUNNELS AND SHAFTS INTO, THROUGH OR ACROSS THE SUBSURFACE OF THE LAND, AND TO BOTTOM SUCH WHIPSTOCKED OR DIRECTIONALLY DRILLED WELLS, TUNNELS, AND SHAFTS UNDER AND BENEATH OR BEYOND THE EXTERIOR LIMITS THEREOF, AND TO REDRILL, RETUNNEL, EQUIP, MAINTAIN, REPAIR, DEEPEN AND OPERATE AND SUCH WELLS OR MINES WITHOUT, HOWEVER, THE RIGHT TO DRILL, MINE, STORE, EXPLORE OR OPERATE THROUGH OR ENTER UPON THE SURFACE OR THE UPPER 500 FEET OF THE SUBSURFACE OF THE LAND, AS EXCEPTED AND RESERVED IN DEED RECORDED DECEMBER 30, 2004, AS INSTRUMENT NO. 2004-1229629 OF OFFICIAL RECORDS.

APN: 213-190-0214

EXHIBIT B

DISBURSEMENT SCHEDULE

EXHIBIT C

DRAW REQUEST

EXHIBIT D

LICENSES

Schedule 2.17

Exhibit 6(c)(ii)

(See Attached)

PROMISSORY NOTE
(Non-Revolving Construction Loan Converting to Mini-Perm Loan)

$8,000,000.00 August 1, 2010

1. BORROWER'S PROMISE TO PAY

For value received, BRESSI DEVELOPMENT, LLC, a California limited liability company ("***Borrower***"), promises to pay EIGHT MILLION DOLLARS ($8,000,000.00), or so much of that sum as may be advanced under this promissory note (the "***Note***") plus interest, to the order of MUTUAL OF OMAHA BANK, a federal savings bank ("***Lender***"), at 3580 Carmel Mountain Road, Suite 160, San Diego, California 92130, Attention: Jeff Barnett, or at such other place as the holder of this Note may from time to time require.

This Note evidences a loan (the "***Loan***") from Lender to Borrower made pursuant to a Loan Agreement (the "***Loan Agreement***") between Lender and Borrower of even date herewith. This Note is secured by a Construction Deed of Trust with Assignment of Rents, Security Agreement and Fixture Filing (the "***Deed of Trust***") covering the Borrower's fee estate in certain real property and other collateral as described therein.

2. INTEREST RATE AND PAYMENT TERMS

(a) Interest Rate. Interest on unpaid principal shall accrue from and after the date on which such principal is disbursed pursuant to the terms of the Loan Agreement.

(i) Construction Loan. For the period commencing on the date of this Note and ending on the earlier of August 1, 2012, or the Stabilization Date (as defined in the Loan Agreement) (such earlier date shall be referred to as the "***Conversion Date***"), interest on unpaid principal shall accrue at the rate that is the greater of (a) 5.25% per year, or (b) the Prime Rate (as herein defined) plus 2.25%. As used herein, the term "***Prime Rate***" shall mean, on a particular date, a rate per annum equal to the rate of interest published in The Wall Street Journal as the "prime rate", as in effect on such day, with any change in the prime rate resulting from a change in said prime rate to be effective as of the date of the relevant change in said prime rate; provided, however, that if more than one prime rate is published in The Wall Street Journal for a day, the average of the prime rates shall be used; provided, further, however, that the Prime Rate (or the average of the prime rates) will be rounded to the nearest 1/100,000 of 1% or, if there is no nearest 1/100,000 of 1%, to the next higher 1/100,000 of 1%. In the event that The Wall Street Journal should cease or temporarily interrupt publication, then the Prime Rate shall mean the daily average prime rate published in another business newspaper, or business section of a newspaper, of national standing chosen by Lender. If The Wall Street Journal resumes publication, the substitute index will immediately be replaced by the prime rate published in The Wall Street Journal.

(ii) Mini-Perm Loan. Commencing on the Conversion Date, and at all times thereafter, interest on unpaid principal shall accrue at the rate that is the greater of (a) 5.75% per year or (b) the interest rate per year equal to the Three Year Treasury Rate (as herein defined) as of the Conversion Date, plus 4.00%. As used herein the term "**Three Year Treasury Rate**" means the Three Year Treasury Constant Maturity Rate as determined by the United States Treasury and published by the Federal Reserve Board on the Conversion Date.

(b) Monthly Payments.

(i) Construction Loan. For the period commencing on the date of this Note and ending on the last day of the calendar month that the Conversion Date occurs, accrued and unpaid interest shall be due and payable in arrears on the first day of each calendar month. Such interest payments shall be advanced by Lender from the Construction Interest Reserve (as defined in the Loan Agreement), to the extent adequate funds are then available in the Construction Interest Reserve, and provided that each of the conditions precedent set forth in the Loan Agreement for such disbursements have been satisfied in full.

(ii) Mini-Perm Loan. Beginning on the first day of the calendar month following the Conversion Date and continuing on the first day of each month thereafter, principal and interest shall be payable in equal monthly installments, based on a twenty-five (25) year amortization schedule, with a final payment of all remaining unpaid principal, interest and other sums due under this Note due and payable on August 1, 2015 (the "***Maturity Date***"), subject to the right of Borrower to extend the term of the Loan pursuant to Section 2(c) hereof. Upon Borrower's request following the Conversion Date, Lender shall deliver an amortization schedule to Borrower, which schedule shall be conclusive, absent manifest error.

(c) Extension Option. Borrower shall have the option to extend the term of the Loan for an additional three (3) year period (the "***Extension Period***"), subject to the satisfaction of the following terms and conditions: (i) Borrower shall have given Lender written notice (the "***Extension Notice***") of Borrower's request for such extension by no later than thirty (30) days prior to then scheduled Maturity Date and no earlier than ninety (90) days prior to the then scheduled Maturity Date; (ii) Borrower pays to Lender all of Lender's reasonable out-of-pocket expenses, if any, incurred in connection with the exercise by Borrower of its option to extend the Loan; (iii) no Event of Default (as defined in the Loan Agreement) shall have occurred at the time of, or any time after, the delivery of the Extension Notice to and including the date on which the Extension Period commences; and (iv) Borrower shall have delivered to Lender together with the Extension Notice a certificate which shall be deemed remade as of the Maturity Date executed by an authorized officer of Borrower and each Guarantor (as defined in the Loan Agreement) having actual knowledge sufficient to make such certification, representing and warranting to Lender that (A) the Loan Documents are in full force and effect, (B) the Loan Documents (as defined in the Loan Agreement) constitute the valid and binding obligations of Borrower and each Guarantor enforceable in accordance with their terms, (C) neither Borrower nor any Guarantor have any offsets, counterclaims or defenses with respect to the payment of the Loan or to the Loan Documents or Borrower's or Guarantor's obligations and liabilities under the Loan Documents, (D) all of the representations and warranties contained in the Loan Documents, or otherwise made with respect to the Loan, remain true and correct in all material respects and (E) there exists no Event of Default.

(d) Interest Apportionment and Allocation. The amount of each year's interest on this Note will be calculated on the basis of a 360-day year and actual days elapsed, which results in more interest than if a 365-day year were used. Each payment will be applied first to accrued but unpaid interest, then to principal.

3. PRINCIPAL PREPAYMENTS

(a) Subject to the terms and conditions of this Section 3, Borrower may prepay principal on the Note in whole or in part. Borrower shall give Lender irrevocable written notice of Borrower's intention to make the prepayment, which notice shall specify the date and amount of the prepayment. The notice must be received by Lender at least five (5) Business Days in advance of the prepayment. All prepayments of principal on the Note shall be applied to the most remote principal installment or installments then unpaid. "***Business Day***" means a day, other than a Saturday, Sunday or other day on which commercial banks are authorized to close, or are in fact closed, in California.

(b) Each prepayment of the Loan, whether voluntary, by reason of acceleration or otherwise, shall be accompanied by payment of all accrued interest on the amount of the prepayment and the prepayment fee ("***Prepayment Fee***") described below. Notwithstanding the foregoing, no Prepayment Fee shall be owed by Borrower if such prepayment is caused by reason of an insured casualty to the Improvements (as defined in the Loan Agreement).

(c) The Prepayment Fee shall equal one percent (1%) of the prepayment amount. The Prepayment Fee is the amount deemed sufficient to compensate the Lender for any loss, cost or expense incurred by it as a result of the prepayment, including any loss of anticipated profits and any loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain the Loan or from fees payable to terminate the deposits from which such funds were obtained. Borrower shall also pay any customary administrative fees charged by Lender in connection with the foregoing. For purposes of this paragraph, Lender shall be deemed to have funded the Loan by a matching deposit or other borrowing in the applicable interbank market, whether or not the Loan was in fact so funded.

4. BORROWER'S WAIVER OF PREPAYMENT RIGHT

By initialing this paragraph below, Borrower waives any right under California Civil Code Section 2954.10 or otherwise to prepay the Loan, in whole or in part, without a Prepayment Fee as described above. Borrower acknowledges that prepayment of the Loan may result in Lender's incurring additional losses, costs, expenses and liabilities, including, but not limited to, lost revenue and lost profits. Borrower therefore agrees to pay the Prepayment Fee if any principal amount is prepaid, whether voluntarily or by reason of acceleration, including, but not limited to, acceleration upon any transfer or conveyance of any right, title or interest in the Property giving Lender the right to accelerate the maturity of this Note as provided in the Deed of Trust. Borrower agrees that Lender's willingness to offer the interest rate described above to Borrower is sufficient and independent consideration, given individual weight by Lender, for this waiver. Borrower understands that Lender would not offer such an interest rate to Borrower absent this waiver.

BRESSI DEVELOPMENT LLC,
a California limited liability company

By: ______________________________
William M. Chance, its Manager

By: ______________________________
D. Kevin Moriarty, its Manager

5. LATE PAYMENTS AND OTHER DEFAULTS

(a) Late Charge for Overdue Payments. If Lender has not received the full amount of any monthly payment by the end of ten (10) calendar days after the date it is due, Borrower will pay a late charge to Lender in the amount the greater of $100.00 or five percent (5%) of the overdue payment. Borrower will pay this late charge only once on any late payment.

(b) Default Rate. Upon the occurrence of an Event of Default, at the option of Lender, shall bear interest at a rate which is five (5) percentage points above the rate at which interest would otherwise accrue under this Note (the "***Default Rate***"). This may result in compounding of interest. This will not constitute a waiver of any default. Notwithstanding anything to the contrary if the effect of any provision of this Note would act to increase the interest rate above the maximum rate permitted by applicable law, then the rate charged hereunder shall automatically be deemed to be the maximum rate permitted under applicable law.

6. MISCELLANEOUS

(a) Payments. All amounts payable under this Note are payable in lawful money of the United States. Checks constitute payment only when collected.

(b) Joint and Several. If more than one person or entity are signing this Note as Borrower, their obligations under this Note will be joint and several.

(c) Loan Agreement. This Note is subject to the terms and conditions of the Loan Agreement, which, among other things, contains provisions for acceleration of the maturity of this Note.

(d) Governing Law; Counterparts; Venue. This Note is governed by the laws of the State of California. This Note may be executed in one or more counterparts, each of which is, for all purposes deemed an original and all such counterparts taken together, constitute one and the same instrument. Borrower hereby submits to the exclusive jurisdiction of the state and Federal courts located in the County of San Diego, State of California.

(e) Waivers. If Lender delays in exercising or fails to exercise any of its rights under this Note, that delay or failure shall not constitute a waiver of any of Lender's rights, or of any breach, default or failure of condition of or under this Note. No waiver by Lender of any of its rights, or of any such breach, default or failure of condition shall be effective, unless the waiver is expressly stated in a writing signed by Lender.

(f) Assignment. This Note inures to and binds the heirs, legal representatives, successors and assigns of Borrower and Lender; provided, however, that Borrower may not assign this Note or any Loan funds, or assign or delegate any of its rights or obligations, without the prior written consent of Lender in each instance. Lender, in its sole discretion, may transfer this Note, and may sell or assign participations or other interests in all or part of the Loan, on the terms and subject to the conditions of the loan documents, all without notice to or the consent of Borrower.

(g) Cumulative Remedies. All of Lender's remedies in connection with this Note or under applicable law shall be cumulative, and Lender's exercise of any one or more of those remedies shall not constitute an election of remedies.

[Signatures appear on the following page.]

IN WITNESS WHEREOF, Borrower has duly executed and delivered this Note to Lender as of the date first above written.

BORROWER:

BRESSI DEVELOPMENT LLC,
a California limited liability company



By: ______________________
William M. Chance, its Manager

By: ______________________
D. Kevin Moriarty, its Manager

670645 v7/SD

103

RECORDED AT THE REQUEST OF CHICAGO TITLE CO.

~~RECORDING REQUESTED BY:~~

Mutual of Omaha Bank
San Diego Commercial Bank
3580 Carmel Mountain Road, Suite 160
San Diego, California 92130
Attn: Jeff Barnett

WHEN RECORDED MAIL TO:

Cooley LLP
4401 Eastgate Mall
San Diego, CA 92121-1909
Attn: Samantha M. LaPine, Esq.

DOC # 2010-0400270



AUG 05, 2010 8:00 AM

OFFICIAL RECORDS
SAN DIEGO COUNTY RECORDER'S OFFICE
DAVID L. BUTLER, COUNTY RECORDER
FEES: 130.00 WAYS: 3
DA: 1

PAGES: 28



7620

603040711 - USD

Space Above for Recorder's Use

CONSTRUCTION DEED OF TRUST WITH ASSIGNMENT OF RENTS, SECURITY AGREEMENT AND FIXTURE FILING

The parties to this Construction Deed of Trust With Assignment of Rents, Security Agreement and Fixture Filing (this "***Deed of Trust***"), made as of August 1, 2010, are BRESSI DEVELOPMENT, LLC, a California limited liability company, as trustor ("***Trustor***"), Chicago Title Company, as trustee ("***Trustee***"), and MUTUAL OF OMAHA BANK, a federal savings bank, as beneficiary and secured party ("***Beneficiary***"). Trustee is an affiliate of Beneficiary.

Capitalized terms used in this Deed of Trust without definition have the meanings given them in the Loan Agreement referred to in Section 1.2 below.

Concurrently herewith, Trustor is entering into a subordinate Deed of Trust, (the "***Subordinate Deed of Trust***")] in favor of Chicago Title Company, as trustee, for the benefit of Bressi Holding, LLC, a California limited liability company, as to an undivided fifty-three and 82/100ths percent (53.82%) interest, and HCG Lending, LLC, a California limited liability company, as to an undivided forty-six and 18/100ths percent (46.18%) interest, as beneficiary (collectively, "***Subordinate Lender***") which Subordinate Deed of Trust shall be subject and subordinate to all the terms and provisions of this Deed of Trust. The relationship between Beneficiary and Subordinate Lender shall be governed by the terms and provisions of that certain Standstill and Subordination Agreement dated as of the date hereof, between Beneficiary, as senior lender, and Subordinate Lender, as junior lender.

1. GRANT IN TRUST AND SECURED OBLIGATIONS

1.1 Grant in Trust. For the purpose of securing payment and performance of the Secured Obligations defined and described in Section 1.2, Trustor hereby irrevocably and unconditionally grants, conveys, transfers and assigns to Trustee, in trust for the benefit of Beneficiary, with power of sale and right of entry and possession, all estate, right, title and interest which Trustor now has or may later acquire in and to the following property (all or any part of such property, or any interest in all or any part of it, together with the Personalty (as hereinafter defined) being hereinafter collectively referred to as the "***Property***"):

(a) the real property located in the County of San Diego, State of California, as described in Exhibit A attached hereto (the "*Land*"), together with all existing and future easements and rights affording access to the Land; and

(b) all buildings, structures and improvements now located or later to be constructed on the Land (the "*Improvements*"); and

(c) all existing and future appurtenances, privileges, rights, easements, and tenements of the Land, including all minerals, oil, gas, other hydrocarbons and any other commercially valuable substances which may be in, under or produced from any part of the Land, all development rights and credits, air rights, water, water rights (whether riparian, appropriative or otherwise, and whether or not appurtenant), and any land lying in the streets, roads or avenues, open or proposed, in front of or adjoining the Land and Improvements; and

(d) all rents, income, revenues, issues and profits of or from the Land or the Improvements, including, without limitation, rights to payment earned under leases for space in the Improvements for the operation of ongoing retail businesses such as newsstands, barbershops, beauty shops, physicians' offices, pharmacies and specialty shops; and

(e) all Fixtures (as that term is hereinafter defined); and

(f) all goods, materials, supplies, work in process, chattels, furniture, fixtures, equipment, appliances, machinery and other personal property of any kind, now or later to be attached to, incorporated into, placed in, on or about, or used in connection with the use, enjoyment, occupancy or operation of all or any part of the Property and Improvements, whether stored on the Property or elsewhere, including all elevator, kitchen, medical, dental or rehabilitation fixtures, cleaning apparatus, beds, linens, televisions, carpeting, telephones, cash registers, computers, and medical, dental, therapeutic, paramedical, or rehabilitation equipment, supplies, lighting and communications fixtures, pumping plants, engines, pipes, ditches and flumes, and also all gas, electric, cooking, heating, cooling, air conditioning, lighting, refrigeration and plumbing fixtures and equipment, all of which shall be considered to the fullest extent of the law to be real property for purposes of this Deed of Trust; and

(g) all leases, subleases and other agreements or arrangements heretofore or hereafter entered into affecting the use, enjoyment or occupancy of, or the conduct of any activity upon or in, the Property and the Improvements, including any extensions, renewals, modifications, amendments or guaranties thereof and all rents, rent equivalents, moneys payable as damages or in lieu of rent or rent equivalents, royalties (including, without limitation, all oil and gas or other mineral royalties and bonuses), all rights to payment from patients, residents or private insurers, income, service reimbursements, fees, receivables, receipts, revenues, deposits (including, without limitation, security, utility and other deposits), accounts, cash, issues, profits, charges for services rendered, letter of credit rights, commercial tort claims, insurance receivables, and other payment and consideration of whatever form or nature received by or paid to or for the account of or benefit of Trustor or its agents or employees from any and all sources arising from or attributable to the Property and the Improvements, together with all proceeds from the sale or other disposition of the Leases (as defined below) and the right to receive and apply the Rents (as defined below) to the payment of the Secured Obligations (as defined below); and

(h) to the extent assignable, all management contracts, permits, licenses, applications, approvals, plans, specifications and drawings, contracts, purchase and sale agreements, purchase options, entitlements, soil test reports, other reports of examination or analysis of the Property or the Improvements, development rights and authorizations, however characterized, issued or in any way furnished for the acquisition, construction, development, operation and use of the Property, Improvements and/or Leases, including building permits, environmental certificates, certificates of operation, warranties and guaranties; and

(i) all accounts (including, without, limitation, any rights of Trustor arising from the operation of the specialized or assisted care facility or congregate care facility (collectively, the "***Project***") located on the Property, including rights to payment for goods sold or leased or to be sold or leased or for services rendered or to be rendered), escrows, documents, instruments, chattel paper, claims, deposits and general intangibles, as the foregoing terms are defined in the California Uniform Commercial Code, and all franchises, trade names, trademarks, symbols, service marks, books, records, plans, specifications, designs, drawings, permits, licenses (to the extent assignable, including, without limitation, business licenses, state health department licenses, food service licenses, licenses to conduct business, certificates of need and all such other permits, licenses and rights obtained from any governmental, quasi-governmental or private person or entity whatsoever concerning ownership, operation, use or occupancy of the Project), contract rights (including, without limitation, any contract with any architect or engineer or with any other provider of goods or services for or in connection with any construction, repair or other work upon the Property, and any contract for management or any other provision of service in connection with the Project), approvals, actions, refunds of real estate taxes and assessments and any other governmental impositions related to the Property or the Project, approvals, actions and causes of action that now or hereafter relate to, are derived from or are used in connection with the Property, or the use, operation, maintenance, occupancy or enjoyment thereof or the conduct of any business or activities thereon; and

(j) all books and records pertaining to any and all of the property described above, including computer-readable memory and any computer hardware or software necessary to access and process such memory; and

(k) all proceeds, including all claims to and demands for them, of the voluntary or involuntary conversion of any of the Land, the Improvements or the other property described above into cash or liquidated claims, including proceeds of any insurance policies, present and future, payable because of loss sustained to all or any part of any Property, whether or not such insurance policies are required by Beneficiary and all condemnation awards or payments now or later to be made by any public body or decree by any court of competent jurisdiction for any taking or in connection with any condemnation or eminent domain proceeding, and all causes of action and their proceeds for any damage or injury to the Land, the Improvements or the other property described above or any part of them, or breach of warranty in connection with the construction of the Improvements, including causes of action arising in tort, contract, fraud or concealment of a material fact; and

(l) all additions and accretions to, substitutions and replacements for, and changes in, any of the property described above.

1.2 Secured Obligations. Trustor makes the grant, conveyance, transfer and assignment set forth in Section 1.1, makes the irrevocable and absolute assignment set forth in Section 2 and grants the security interest set forth in Section 3, all for the purpose of securing the following obligations in any order of priority that Beneficiary may choose (collectively, the "***Secured Obligations***;" individually, a "***Secured Obligation***"):

(a) payment of all obligations at any time owing under a promissory note (the "***Note***") dated as of even date herewith, payable by Trustor as maker in the stated principal amount of Eight Million Dollars ($8,000,000) to the order of Beneficiary; and

(b) payment and performance of all obligations of Trustor under a Loan Agreement (the "***Loan Agreement***") dated as of even date herewith, between Trustor as "Borrower" and Beneficiary as "Lender", providing for extensions of credit in a principal amount not exceeding Eight Million Dollars ($8,000,000), and under any "***Loan Documents***" as defined in the Loan Agreement; provided that this Deed of Trust does not secure any provision in any Loan Document that is expressly stated to be unsecured; and

(c) payment and performance of all obligations of Trustor under this Deed of Trust; and

(d) payment and performance of all future advances and other obligations that Trustor or any successor in ownership of all or part of the Property may agree to pay and/or perform (whether as principal, surety or guarantor) for the benefit of Beneficiary, when a writing evidences the parties' agreement that the advance or obligation be secured by this Deed of Trust; and

(e) payment and performance of all modifications, amendments, extensions, and renewals, however evidenced, of any of the Secured Obligations.

All persons who may have or acquire an interest in all or any part of the Property will be considered to have notice of, and will be bound by, the terms of the Secured Obligations and each other agreement or instrument made or entered into in connection with each of the Secured Obligations. These terms include any provisions in the Loan Documents secured by this Deed of Trust which permit borrowing, repayment and reborrowing, or which provide that the interest rate on one or more of the Secured Obligations may vary from time to time.

2. ASSIGNMENT OF LESSOR'S INTEREST IN LEASES AND ASSIGNMENT OF RENTS

2.1 Absolute Assignment. Trustor hereby irrevocably, absolutely, presently and unconditionally assigns to Beneficiary:

(a) all of Trustor's right, title and interest in, to and under any and all leases, licenses and other agreements of any kind relating to the use or occupancy of all or any portion of the Property, whether now in effect or entered into in the future (collectively, the "***Leases***," individually, a "***Lease***"), including (i) all guarantees of and security for lessees' performance under any and all Leases, and (ii) all amendments, extensions, renewals or modifications to any Leases; and

(b) all rents (and payments in lieu of rents), income, profit, payments and revenue at any time payable under any and all Leases, any and all security deposits received or to be received by Trustor pursuant to any and all Leases, and all rights and benefits accrued or to accrue to Trustor under any and all Leases (collectively "***Rents***").

THIS IS AN ABSOLUTE ASSIGNMENT, NOT AN ASSIGNMENT FOR SECURITY ONLY.

2.2 Grant of License. Beneficiary hereby confers upon Trustor a license (the "***License***") to collect and retain the Rents as they become due and payable, so long as no Event of Default, as defined in Section 7.1, shall exist and be continuing. If an Event of Default has occurred, Beneficiary shall have the right, which it may choose to exercise in its sole discretion, to terminate the License without notice to or demand upon Trustor, and without regard to the adequacy of Beneficiary's security under this Deed of Trust.

2.3 Collection and Application of Rents. Subject to the License granted to Trustor under Section 2.2, Beneficiary has the right, power and authority to collect any and all Rents. Trustor hereby appoints Beneficiary its attorney-in-fact to perform any and all of the following acts, if and at the times when Beneficiary in its sole discretion may so choose:

(a) demand, receive and enforce payment of any and all Rents; or

(b) give receipts, releases and satisfactions for any and all Rents; or

(c) sue either in the name of Trustor or in the name of Beneficiary for any and all Rents.

Beneficiary's right to the Rents does not depend on whether or not Beneficiary takes possession of the Property as permitted under Section 7.2(c). In Beneficiary's sole discretion, it may choose to collect Rents either with or without taking possession of the Property. If an Event of Default occurs while Beneficiary is in possession of all or part of the Property and is collecting and applying Rents as permitted under this Deed of Trust, Beneficiary, Trustee and any receiver shall nevertheless be entitled to exercise and invoke every right and remedy afforded any of them under this Deed of Trust and at law or in equity, including the right to exercise the power of sale granted under Section 1.1 and Section 7.2(g).

2.4 Notice. All lessees under any and all Leases are hereby irrevocably authorized and notified by Trustor to rely upon and to comply with (and are fully protected in so doing) any notice or demand by Beneficiary for the payment to Beneficiary of any rental or other sums which may at any time become due under the Leases, or for the performance of any of lessees' undertakings under the Leases, and lessees shall have no right or duty to inquire as to whether any Event of Default has actually occurred or is then existing hereunder.

2.5 Proceeds. Beneficiary has the right to apply all amounts received by it pursuant to this assignment to pay any of the following in such amounts and in such order as Beneficiary deems appropriate: (a) any and all Secured Obligations, together with all costs and attorneys' fees; (b) all expenses of leasing, operating, maintaining and managing the Property, including without limitation, the salaries, fees, commissions and wages of a managing agent and such other employees, agents or independent contractors as Beneficiary deems necessary or desirable; (c) all taxes, charges, claims, assessments, any other liens, and premiums for all insurance Beneficiary deems necessary or desirable and; (d) the cost of all alterations, renovations, repairs or replacements, and all expenses incident to taking and retaining possession of the Property.

2.6 Beneficiary Not Responsible. Regardless of whether or not Beneficiary, in person or by agent, takes actual possession of the Land and Improvements, Beneficiary is not and will not be deemed to be:

(a) a "mortgagee in possession" for any purpose; or

(b) responsible for performing any of the obligations of Trustor under any lease; or

(c) responsible for any waste committed by lessees or any other parties, any dangerous or defective condition of the Property, or any negligence in the management, upkeep, repair or control of the Property; or

(d) liable in any manner for the Property or the use, occupancy, enjoyment or operation of all or any part of it.

2.7 Construction Related Covenants.

(a) Covenants, Zoning, Codes. Trustor has complied with and will continue to comply with all applicable environmental and zoning and other applicable statutes and regulations to be complied with in connection with the construction of the Improvements.

(b) Access to the Property. All roads, streets, traffic turn lanes, and accessways necessary for the full utilization of the Improvements for their intended purposes have been completed.

(c) Utilities. All utility services and facilities necessary for the construction of the Improvements and the operation of them for their intended purposes are available at the boundaries of the Property.

(d) Construction Start, and Completion. Trustor shall commence construction of the Improvements no later than 30 days after the date of this Deed of Trust and then shall diligently proceed with construction of the Improvements, in a good and workmanlike manner in accordance with the Plans (as defined in the Loan Agreement), and shall complete construction of the Improvements in accordance with the Plans on or before the Conversion Date (as defined in the Note).

(e) Protection Against Liens. Trustor shall pay and discharge all claims for labor performed and material and services furnished in connection with the construction of the Improvements and shall diligently record or procure the recordation of a valid Notice of Completion on completion of construction, to diligently record or procure for recordation of a notice of cessation in the event of a cessation on the work of improvement for a continuous period of 30 days or more, and to take all other steps necessary to forestall the assertion of claims or liens either against all or any part of the Property or the Improvements or right or interest appurtenant to the Property or the Improvements, or of claims against Beneficiary or Loan proceeds.

3. GRANT OF SECURITY INTEREST

3.1 Grant of Security Interest. Trustor grants to Beneficiary a security interest in, and pledges and assigns to Beneficiary, all of Trustor's right, title and interest now or hereafter acquired in and to all of the following described personal property, subject only to the Permitted Encumbrances (as defined in the Loan Agreement) (collectively, the "***Personalty***"):

(a) all tangible personal property of every kind and description, whether now existing or later acquired, including, without limitation, all goods, materials, inventory, supplies, tools, books, records, chattels, equipment, machinery, furniture and fixtures, and, without limiting the generality of any of the foregoing classifications, including any and all fire sprinkler, alarm, trash compaction, security, heating ventilation and air conditioning, electrical, plumbing and any other utility, operations or maintenance system and any and all components or units thereof, and in all cases whether attached to, placed in or on, or used in connection with the use, enjoyment, occupancy or operation of all or any part of, the Land and the Improvements, whether stored on the Land or elsewhere; and

(b) all rights to the payment of money, accounts, (including, without limitation, accounts receivable), reserves, deferred payments, refunds, savings, payments and deposits, whether now or later to be received from third parties (including all earnest money sales deposits) or deposited by Trustor with third parties (including all utility deposits) contract rights, general intangibles (including any insurance proceeds and condemnation awards or compensation), instruments, chattel paper, architectural and engineering plans, specifications and drawings, and as-built drawings, which arise from or relate to the Land, the Improvements or any business now or later to be conducted thereon by Trustor; and

(c) all of Trustor's interest in and to any account holding Loan funds or reserves for the payment of costs with respect to this Loan and/or the construction of the proposed Improvements on the Land; and

(d) all building materials, equipment, work in process or other personal property of any kind, whether stored on the Land or elsewhere, which have been or later will be acquired for the purpose of being delivered to, incorporated into or installed in or about the Land or Improvements; and

(e) all general intangibles and rights relating to the Property or any business now or later to be conducted thereon by Trustor, including, without limitation, all trade names, trademarks, permits, licenses and claims to or demands for the voluntary or involuntary conversion of any of the Land, the Improvements or the other property described above into cash or liquidated claims, proceeds of any insurance policies, present and future, payable because of loss sustained to all or any part of any Property, whether or not such insurance policies are required by Beneficiary and all condemnation awards or payments now or later to be made by any public body or decree by any court of competent jurisdiction for any taking or in connection with any condemnation or eminent domain proceeding, and all causes of action and their proceeds for any damage or injury to the Land, the Improvements or the other property described above or any part of them, or breach of warranty in connection with the construction of the Improvements, including causes of action arising in tort, contract, fraud or concealment of a material fact; and

(f) all of Trustor's interest in and to the Construction Interest Reserve, the Real Estate Loan Account (each as defined in the Loan Agreement) (and any other deposit accounts from which Trustor may from time to time authorize Beneficiary to debit payments due on the Loan) and all rights and interest to all other accounts, deposit accounts and general intangibles described in any Loan Document; and

(g) all substitutions, replacements, additions, accessions and proceeds for or to any of the foregoing, and all books, records and files relating to any of the foregoing, including, without limitation, computer readable memory and data and any computer software or hardware reasonably necessary to access and process such memory and data.

3.2 Financing Statements. Trustor authorizes Beneficiary to file one or more financing statements and such other documents as Beneficiary may from time to time require to perfect or continue the perfection of Beneficiary's security interest in any Personalty. Trustor must pay all fees and costs that Beneficiary may incur in filing such documents in public offices and in obtaining such record searches as Beneficiary may reasonably require. If any financing statement or other document is filed in the records normally pertaining to personal property, that filing shall not be construed as in any way derogating from or impairing this Deed of Trust or the rights or obligations of the parties under it.

3.3 Possession and Use of Collateral. Except as otherwise provided in this Deed of Trust or the Loan Documents, so long as no Event of Default exists hereunder, Trustor may possess and use any of the Personalty in the ordinary course of Trustor's business and may transfer and dispose of obsolete Personalty in the ordinary course of Trustor's business which is replaced with Personalty of similar suitability and value.

3.4 Security Agreement. This Deed of Trust constitutes a security agreement under the California Uniform Commercial Code covering all Personalty.

4. FIXTURE FILING

4.1 Fixture Filing; Description of Fixtures. This Deed of Trust constitutes a fixture filing under Section 9502(c) of the California Uniform Commercial Code, as amended or recodified from time to time, and covers property which includes goods which are or are to become fixtures on the Property. "***Fixtures***" include all articles of personal property now or hereafter attached to, placed upon for an indefinite term or used in connection with said real property, appurtenances and improvements, together with all goods and other property which are or at any time become so related to the Property that an interest in them arises under real estate law.

5. RIGHTS AND DUTIES OF THE PARTIES

5.1 Representations and Warranties. Trustor warrants that, except as previously disclosed to Beneficiary in a writing:

(a) Trustor lawfully possesses and holds the fee simple title to all of the Land and the Improvements;

(b) Trustor has or will have good title to all Property;

(c) Trustor has the full and unlimited power, right and authority to encumber the Property;

(d) this Deed of Trust creates a first and prior lien on the Property;

(e) the Property includes all property and rights which may be reasonably necessary or desirable to enable Trustor to use, enjoy and operate the Land and the Improvements for the present uses thereof;

(f) Trustor owns any Property which is personal property free and clear of any security agreements, reservations of title or conditional sales contracts, and there is no presently effective financing statement affecting such personal property on file in any public office; and

(g) Trustor's place of business, or its chief executive office, if it has more than one place of business, is located at the address specified below.

5.2 Performance of Secured Obligations. Trustor must promptly pay and perform each Secured Obligation in accordance with its terms.

5.3 Taxes and Assessments. Trustor must pay prior to delinquency all taxes, levies, charges and assessments (individually and collectively, an "***Imposition***"), imposed by any public or quasi-public authority or utility company which are (or if not paid, may become) a lien on all or part of the Property or any interest in it, or which may cause any decrease in the value of the Property or any part of it. If any such Imposition becomes delinquent, Beneficiary may require Trustor to present evidence that they have been paid in full, on ten (10) days' written notice by Beneficiary to Trustor. Notwithstanding the foregoing provisions of this Section 5.3, Trustor may, at its expense, contest the validity or application of any Imposition by appropriate legal proceedings promptly initiated and conducted in good faith and with due diligence, provided that (i) Beneficiary is reasonably satisfied that neither the Property nor any part thereof or interest therein will be in danger of being sold, forfeited, or lost as a result of such contest, and (ii) Trustor shall have posted a bond or furnished such other security as may be reasonably required from time to time by Beneficiary.

5.4 Liens, Charges and Encumbrances. Trustor must immediately discharge any lien on the Property which Beneficiary has not consented to in writing (other than the Subordinate Deed of Trust). Trustor must pay when due each obligation secured by or reducible to a lien, charge or encumbrance which now does or later may encumber or appear to encumber all or part of the Property or any interest in it, whether the lien, charge or encumbrance is or would be senior or subordinate to this Deed of Trust. This Section 5.4 is subject to any right granted to Trustor in Section 5.3 to contest in good faith claims and liens for labor done and materials and services furnished in connection with construction of the Improvements.

5.5 Damages and Insurance and Condemnation Proceeds.

(a) Trustor hereby absolutely and irrevocably assigns to Beneficiary, and authorizes the payor to pay to Beneficiary, the following claims, causes of action, awards, payments and rights to payment subject in all respects to the provisions below providing for the disposition of same:

(i) all awards of damages and all other compensation payable directly or indirectly because of a condemnation, proposed condemnation or taking for public or private use which affects all or part of the Property or any interest in it; and

(ii) all other awards, claims and causes of action, arising out of any warranty affecting all or any part of the Property, or for damage or injury to or decrease in value of all or part of the Property or any interest in it; and

(iii) all proceeds of any insurance policies payable because of loss sustained to all or part of the Property; and

(iv) all interest which may accrue on any of the foregoing.

(b) Trustor must immediately notify Beneficiary in writing if:

(i) any damage occurs or any injury or loss is sustained in the amount of $100,000 or more to all or part of the Property, or any action or proceeding relating to any such damage, injury or loss is commenced; or

(ii) any offer is made, or any action or proceeding is commenced, which relates to any actual or proposed condemnation or taking of all or part of the Property.

If Beneficiary chooses to do so, it may in its own name appear in or prosecute any action or proceeding to enforce any cause of action based on warranty, or for damage, injury or loss to all or part of the Property, and it may make any compromise or settlement of the action or proceeding. Beneficiary, if it so chooses, may participate in any action or proceeding relating to condemnation or taking of all or part of the Property, and may join Trustor in adjusting any loss covered by insurance.

(c) All proceeds of these assigned claims, other property and rights which Trustor may receive or be entitled to must be paid to Beneficiary subject in all respects to the provisions below providing for the disposition of same. In each instance, Beneficiary shall have the right to apply those proceeds first toward reimbursement of all of Beneficiary's costs and expenses of recovering the proceeds, including attorneys' fees.

If, in any instance, each and all of the following conditions are satisfied in Beneficiary's reasonable judgment, Beneficiary shall permit Trustor to use the balance of the proceeds ("***Net Claims Proceeds***") to pay costs of repairing or reconstructing the Property in the manner described below:

(i) the plans and specifications, cost breakdown, construction contract, construction schedule, contractor and payment and performance bond for the work of repair or reconstruction must all be acceptable to Beneficiary; and

(ii) Beneficiary must receive evidence satisfactory to it that after repair or reconstruction, the Property would be at least as valuable as it was immediately before the damage or condemnation occurred; and

(iii) the Net Claims Proceeds must be sufficient in Beneficiary's determination to pay for the total cost of repair or reconstruction, including all associated development costs and interest projected to be payable on the Secured Obligations until the repair or reconstruction is complete; or Trustor must provide and deposit with Beneficiary its own funds in an amount equal to the difference between the Net Claims Proceeds and a reasonable estimate, made by Trustor and found acceptable by Beneficiary, of the total cost of repair or reconstruction; and

(iv) Beneficiary must receive evidence satisfactory to it that all leases which it may find acceptable will continue after the repair or reconstruction is complete;

(v) no Event of Default shall have occurred and be continuing; and

(vi) the repair or reconstruction of the Property shall be completed not later than six (6) months prior to the Maturity Date (as defined in the Note).

(d) If Beneficiary finds that the foregoing conditions are met, Beneficiary must hold the Net Claims Proceeds and any funds which Trustor is required to provide in an interest-bearing account and must disburse them to Trustor to pay costs of repair or reconstruction upon presentation of evidence reasonably satisfactory to Beneficiary that the same disbursement conditions set forth in the Loan Agreement for disbursements of the construction loan proceeds have been satisfied with respect to the repair or reconstruction. However, if Beneficiary finds that one or more of the conditions are not satisfied, it may apply the Net Claims Proceeds to pay or prepay (without premium) some or all of the Secured Obligations in such order and proportions as it in its sole discretion may choose.

(e) Trustor hereby specifically, unconditionally and irrevocably waives all rights of a property owner granted under California Code of Civil Procedure Section 1265.225(a), which provides for allocation of condemnation proceeds between a property owner and a lienholder, and any other law or successor statute of similar import.

5.6 Maintenance and Preservation of Property.

(a) Trustor must insure the Property as required by the Loan Documents and keep the Property in good condition and repair.

(b) Trustor must not remove or demolish the Improvements, or any part thereof, or alter or add to the Improvements, or initiate or allow any change in any zoning or other land use classification which affects the Property or any part of it, except as permitted or required by the Loan Documents or with Beneficiary's express prior written consent in each instance.

(c) If all or part of the Property becomes damaged or destroyed, Trustor must promptly and completely repair and/or restore the Property in a good and workmanlike manner in accordance with sound building practices, regardless of whether or not Beneficiary agrees to disburse insurance proceeds or other sums to pay costs of the work of repair or reconstruction under Section 5.5 (unless Beneficiary is required to disburse such insurance proceeds or such other sums under Section 5.5).

(d) Trustor must not commit or allow any waste of the Property.

(e) Trustor must perform all other acts which from the character or use of the Property may be reasonably necessary to maintain and preserve its value and utility.

(f) Trustor must obtain and keep in full force and effect and renew prior to the expiration date as necessary all licenses and permits necessary for the lawful operation of the business as an assisted living facility.

5.7 Releases, Extensions, Modifications and Additional Security.

(a) From time to time, Beneficiary may perform any of the following acts without incurring any liability or giving notice to any person:

(i) release any person liable for payment of any Secured Obligation;

(ii) extend the time for payment, or otherwise alter the terms of payment, of any Secured Obligation;

(iii) accept additional real or personal property of any kind as security for any Secured Obligation, whether evidenced by deeds of trust, mortgages, security agreements or any other instruments of security; or

(iv) alter, substitute or release any property securing the Secured Obligations.

(b) From time to time when requested to do so by Beneficiary in writing, Trustee may perform any of the following acts without incurring any liability or giving notice to any person:

(i) consent to the making of any plat or map of the Property or any part of it;

(ii) join in granting any easement or creating any restriction affecting the Property;

(iii) join in any subordination or other agreement affecting this Deed of Trust or the lien of it; or

(iv) reconvey the Property or any part of it without any warranty.

5.8 Reconveyance. When all of the Secured Obligations have been paid and performed in full and all the Loan Documents secured hereunder have been terminated,

Beneficiary shall request Trustee in writing to reconvey the Property, and must surrender this Deed of Trust and all notes and instruments evidencing the Secured Obligations to Trustee. When Trustee receives Beneficiary's written request for reconveyance and all fees and other sums owing to it by Trustor under Section 5.9, Trustee must reconvey the Property, or so much of it as is then held under this Deed of Trust, without warranty to the person or persons legally entitled to it. That person or those persons must pay any costs of recordation. In the reconveyance, the grantee may be described as "the person or persons legally entitled thereto," and the recitals of any matters or facts are conclusive proof of their truthfulness. Neither Beneficiary nor Trustee have any duty to determine the rights of persons claiming to be rightful grantees of any reconveyance.

5.9 Compensation, Exculpation, Indemnification.

(a) Trustor agrees to pay fees in the maximum amounts legally permitted, or reasonable fees as may be charged by Beneficiary and Trustee when the law provides no maximum limit, for any services that Beneficiary or Trustee may render in connection with this Deed of Trust, including Beneficiary's providing a statement of the Secured Obligations or Trustee's rendering of services in connection with a reconveyance. Trustor must also pay or reimburse all of Beneficiary's and Trustee's reasonable costs and expenses which may be incurred in rendering any such services. Trustor further agrees to pay or reimburse Beneficiary for all costs, expenses and other advances which may be incurred or made by Beneficiary or Trustee in any efforts to enforce any terms of this Deed of Trust, including any rights or remedies afforded to Beneficiary or Trustee or both of them under Section 7.2, whether any lawsuit is filed or not, including any bankruptcy or other voluntary or involuntary proceeding, in or out of court, for the adjustment of debtor-creditor relationships, or in defending any action or proceeding arising under or relating to this Deed of Trust, including attorneys' fees and other legal costs, costs of any Foreclosure Sale (as defined in Section 7.2(h)) and any cost of evidence of title. If Beneficiary chooses to dispose of Property through more than one Foreclosure Sale, Trustor must pay all costs, expenses or other advances that may be incurred or made by Trustee or Beneficiary in each of those Foreclosure Sales as permitted by applicable law.

(b) Beneficiary is not directly or indirectly liable to Trustor or any other person as a consequence of any of the following:

(i) Beneficiary's exercise of or failure to exercise any rights, remedies or powers granted to it in this Deed of Trust;

(ii) Beneficiary's failure or refusal to perform or discharge any obligation or liability of Trustor under any agreement related to the Property or under this Deed of Trust; or

(iii) any loss sustained by Trustor or any third party resulting from Beneficiary's failure to lease the Property, or from any other act or omission of Beneficiary in managing the Property, after an Event of Default, unless the loss is caused by the willful misconduct and bad faith of Beneficiary.

Trustor hereby expressly waives and releases all liability of the types described above, and agrees that no such liability be asserted against or imposed upon Beneficiary.

(c) Trustor agrees to indemnify Trustee and Beneficiary against and hold them harmless from all losses, damages, liabilities, claims, causes of action, judgments, court costs, attorneys' fees and other legal expenses, cost of evidence of title, cost of evidence of value, and other costs and expenses which either may suffer or incur:

(i) in performing any act required or permitted by this Deed of Trust or any of the other Loan Documents or by law;

(ii) because of any failure of Trustor to perform any of the Secured Obligations; or

(iii) because of any alleged obligation of or undertaking by Beneficiary to perform or discharge any of the representations, warranties, conditions, covenants or other obligations in any document relating to the Property other than the Loan Documents.

This agreement by Trustor to indemnify Trustee and Beneficiary survives the release and cancellation of any or all of the Secured Obligations and the full or partial release and/or reconveyance of this Deed of Trust.

(d) Trustor must pay all obligations to pay money arising under this Section 5.9 immediately upon demand by Trustee or Beneficiary. Each such obligation shall be added to, and considered to be part of, the principal of any loan secured by this Deed of Trust, and shall bear interest from the date the obligation arises at the rate then being applied to the principal balance of such loan.

5.10 Defense and Notice of Claims and Actions. At Trustor's sole expense, Trustor must protect, preserve and defend the Property and title to and right of possession of the Property, and the security of this Deed of Trust and the rights and powers of Beneficiary and Trustee created under it, against all adverse claims. Trustor must give Beneficiary and Trustee prompt notice in writing if any claim is asserted which does or could affect any of these matters, or if any action or proceeding is commenced which alleges or relates to any such claim.

5.11 Substitution of Trustee. From time to time, Beneficiary may substitute a successor to any Trustee named in or acting under this Deed of Trust in any manner now or later to be provided at law, or by a written instrument executed and acknowledged by Beneficiary and recorded in the office(s) of the recorder(s) of the county or counties where the Land and Improvements are situated. Any such instrument is conclusive proof of the proper substitution of the successor Trustee, who will automatically upon recordation of the instrument succeed to all estate, title, rights, powers and duties of the predecessor Trustee, without conveyance from it.

5.12 Subrogation. Beneficiary is subrogated to the liens of all encumbrances, whether released of record or not, which are discharged in whole or in part by Beneficiary in accordance with this Deed of Trust or with the proceeds of any loan secured by this Deed of Trust.

5.13 Site Visits, Observation and Testing. Beneficiary and its agents and representatives have the right to enter and visit the Property at any reasonable time for the purposes of observing it, performing appraisals, taking and removing soil or groundwater samples, and conducting tests on any part of it, all to the extent and as provided in the Loan Agreement and/or the Indemnity Agreement (as defined in the Loan Agreement).

5.14 Federal Claims. Trustor shall notify Beneficiary of any portion of the Property which, to its best knowledge, constitutes a claim against the United States government or any instrumentality or agency thereof, the assignment of which claim is restricted by federal law. Upon the request of Beneficiary, Trustor shall take such steps as may be necessary to comply with any applicable federal assignment of claims laws.

6. Subordination of Option Agreement. Concurrently with the execution and delivery of this Deed of Trust, Trustor has obtained the subordination of that certain Option Agreement and Escrow Instructions dated as of December 30, 2004 (the "***Option Agreement***"), a memorandum of which was recorded against the Property as Document No. 2004-1229630 in the San Diego County Recorder's Office, to this Deed of Trust.

7. ACCELERATING TRANSFERS

7.1 Acceleration Upon Sale or Encumbrance. Trustor agrees that Trustor shall not, without the prior written consent of Beneficiary (which consent may be withheld in Beneficiary's sole and absolute discretion), make or permit, whether voluntarily or involuntarily by operation of law or otherwise, any Accelerating Transfer (as defined below). Trustor acknowledges that Beneficiary is making one or more advances under the Loan Agreement in reliance on the expertise, skill and experience of Trustor; thus, the Secured Obligations include material elements similar in nature to a personal service contract. Trustor acknowledges the materiality of the provisions of this Section 6.1 as a covenant of Trustor, given individual weight and consideration by Beneficiary in extending the Secured Obligations and that any Accelerating Transfer in violation of the permitted transfer provisions hereinabove provided shall result in a material impairment of Beneficiary's interest in the Property and be deemed a breach of the foregoing covenant. If any Accelerating Transfer occurs, Beneficiary in its sole discretion may declare all of the Secured Obligations to be immediately due and payable and invoke any rights and remedies provided in Section 7 of this Deed of Trust

7.2 Accelerating Transfers. "***Accelerating Transfer***" means (a) any voluntary or involuntary sale, contract to sell, conveyance, alienation, encumbrance, pledge, assignment, mortgage, or lease of the Property (including any riparian rights in or appurtenant to the Property) not expressly permitted under this Deed of Trust or the Loan Agreement, or other transfer of all or any part of the Property or any direct or indirect interest in it, including any transfer or exercise of any right to drill for or to extract any water (other than for Trustor's own use), oil, gas, or other hydrocarbon substances or any mineral of any kind under the surface of the Property, whether voluntary, involuntary, by operation of law or otherwise; and (b) any voluntary or involuntary sale, hypothecation, assignment, pledge, assignment, transfer, grant of a security interest in or other encumbrance or conveyance of any direct or indirect interest in Trustor or the creation or issuance of new stock or membership, partnership, limited liability, preferred or other interests in Trustor (or in any entities holding any direct or indirect interests in Trustor). Notwithstanding the foregoing, a Permitted Transfer, (as defined in the Loan Agreement), shall not be deemed to be an Accelerating Transfer.

8. EVENTS OF DEFAULT; REMEDIES

8.1 Events of Default. Upon the occurrence of any one or more of the following events, Beneficiary may, by written notice delivered to Trustor, declare Trustor to be in default, and thereupon the same shall constitute an "***Event of Default***" under this Deed of Trust:

(a) An Event of Default occurs under (and as defined in) the Loan Agreement or any other Loan Document; or

(b) A default or event of default occurs under the Subordinate Deed of Trust; or

(c) An Accelerating Transfer occurs; or

(d) Trustor fails to make any payment due under the Note, within ten (10) days after the date due (other than the payment due on the Maturity date), or Trustor fails to perform any obligation to pay money which arises under this Deed of Trust or any other Loan Document and does not cure that failure within ten (10) days after written notice from Beneficiary or Trustee; or

(e) Trustor fails to pay all sums due on the Maturity Date; or

(f) Any representation or warranty made or given by Trustor in this Deed of Trust proves to be false or misleading in any material respect; or

(g) The filing of any claim or lien against the Property or any part thereof and the failure of Trustor to remove such lien or in good faith contest as provided in Section 5.3; or

(h) Any material deviation in the work of construction from the Plans without Beneficiary's prior written approval, or the existence of defective workmanship or materials, which deviations or defects are not corrected or substantially corrected within 30 days after Trustor's becoming aware of such deviations or defects provided that if such deviations or defects are not capable of correction within such 30 day period, then such period may be extended to 45 days provided that Trustor shall have commenced correction and is diligently pursuing same to completion; or

(i) The encroachment of any of the Improvements over the Property or setback lines or on an easement, or the encroachment on the Property of any structure on an adjoining property which encroachment is not corrected within 30 days after Trustor becomes aware of such encroachment; or

(j) The delay or suspension of the work of construction for a period in excess of 20 calendar days for any reason, provided however, that such 20 calendar day period shall be extended, but only up to an aggregate maximum of 45 days not to exceed the Conversion Date (as defined in the Note) in any event, for any delays that are beyond the control of Trustor, including delays caused by strikes, acts of God, weather, inability to obtain labor or materials, inability to obtain governmental permits or approvals, governmental restrictions, civil commotion, fire or similar causes, but expressly excluding financial circumstances or any events that may be resolved by the payment of money, and provided Trustor has notified Beneficiary of such delay within 5 days of its occurrence; or

(k) The service of a bonded stop notice on Beneficiary that is not released or the Beneficiary's not receiving an acceptable counterbond within 5 days of Trustor's receipt of written notice from Beneficiary that such bonded stop notice has been served on Beneficiary; or

(l) Trustor's failure to promptly commence construction of the Improvements or to satisfy all of the conditions of the Loan Agreement with respect to disbursement of Loan proceeds for costs of construction, on or before the expiration of 30 days after the date of this Deed of Trust; or

(m) The occurrence of a default under the terms of the Construction Contract (as defined in the Loan Agreement) by either Trustor or General Contractor (as defined in the Loan Agreement) and such default is not cured within any applicable period of time for cure of same; or

(n) Failure to complete construction of the Improvements in substantial accordance with the Plans on or before the Conversion Date; or

(o) Trustor fails to perform any obligation arising under this Deed of Trust other than as provided in clauses (a) through (n) above; provided, however, that if, in Beneficiary's opinion, such failure is capable of being remedied, such failure shall not be considered an Event of Default hereunder if it is cured within thirty (30) days after written notice from Beneficiary, or, if the default cannot be cured in thirty (30) days, within a reasonable time but not to exceed ninety (90) days after written notice.

8.2 Remedies. At any time after an Event of Default, Beneficiary and Trustee shall be entitled to invoke any and all of the rights and remedies described below. All of such rights and remedies are cumulative, and the exercise of any one or more of them does not constitute an election of remedies.

(a) Acceleration. Beneficiary may declare any or all of the Secured Obligations to be due and payable immediately.

(b) Receiver. Beneficiary may apply to any court of competent jurisdiction for, and obtain appointment of, a receiver for the Property.

(c) Entry. Beneficiary, in person, by agent or by court- appointed receiver, may enter, take possession of, manage and operate all or any part of the Property, and may also do any and all other things in connection with those actions that Beneficiary may in its sole discretion consider necessary and appropriate to protect the security of this Deed of Trust. Such other things may include: taking and possessing all of Trustor's or the then owner's books and records assuming any and all licenses and permits relating to the operation of the Property and taking all actions as may be necessary to have all such permits and licenses reissued in the name of Beneficiary or its nominee; entering into, enforcing, modifying, or cancelling leases on such terms and conditions as Beneficiary may consider proper; obtaining and evicting tenants; fixing or modifying rents; collecting and receiving any payment of money owing to Trustor; completing any unfinished construction; and/or contracting for and making repairs and alterations. If Beneficiary so requests, Trustor will assemble all of the Property that has been removed from the Land and make all of it available to Beneficiary at the site of the Land. Trustor hereby irrevocably constitutes and appoints Beneficiary as Trustor's attorney-in-fact to perform such acts and execute such documents as Beneficiary in its sole discretion may consider to be appropriate in connection with taking these measures, including endorsement of Trustor's name on any instruments. Regardless of any provision of this Deed of Trust or any other Loan Document, Beneficiary shall not be considered to have accepted any property other than cash or immediately available funds in satisfaction of any obligation of Trustor to Beneficiary, unless Beneficiary has given express written consent to such acceptance in accordance with California Uniform Commercial Code Section 9620, as it may be amended or recodified from time to time.

(d) Cure; Protection of Security. Either Beneficiary or Trustee may cure any breach or default of Trustor, and if it chooses to do so in connection with any such cure, Beneficiary or Trustee may also enter the Property and/or do any and all other things which it may in its sole discretion consider necessary and appropriate to protect the security of this Deed of Trust. Such other things may include: appearing in and/or defending any action or proceeding which purports to affect the security of, or the rights or powers of Beneficiary or Trustee under, this Deed of Trust; paying, purchasing, contesting or compromising any encumbrance, charge, lien or claim of lien which in Beneficiary's or Trustee's sole judgment is or may be senior in priority to this Deed of Trust, such judgment of Beneficiary or Trustee to be conclusive as among the parties to this Deed of Trust; obtaining insurance and/or paying any premiums or charges for insurance required to be carried under the Loan Agreement; otherwise caring for and protecting any and all of the Property; and/or employing counsel, accountants, contractors and other appropriate persons to assist Beneficiary or Trustee. Beneficiary and Trustee may take any of the actions permitted under this Section 7.2 either with or without giving notice to any person.

(e) Uniform Commercial Code Remedies. Beneficiary may exercise any or all of the remedies granted to a secured party under the California Uniform Commercial Code.

(f) Judicial Action. Beneficiary may bring an action in any court of competent jurisdiction to foreclose this instrument or to obtain specific enforcement of any of the covenants or agreements of this Deed of Trust.

(g) Power of Sale. Under this power of sale, Beneficiary has the discretionary right to cause some or all of the Property, including any Property which constitutes personal property, to be sold or otherwise disposed of in any combination and in any manner permitted by applicable law.

(i) Sales of Personal Property.

For purposes of this power of sale, Beneficiary may elect to treat as personal property any Property which is intangible or which can be severed from the Land or Improvements without causing structural damage. If it chooses to do so, Beneficiary may dispose of any personal property separately from the sale of real property, in any manner permitted by Division 9 of the California Uniform Commercial Code, including any public or private sale, or in any manner permitted by any other applicable law. Any proceeds of any such disposition shall not cure any Event of Default or reinstate any Secured Obligation for purposes of Section 2924c of the California Civil Code.

In connection with any sale or other disposition of such Property, Trustor agrees that the following procedures constitute a commercially reasonable sale:

Beneficiary must mail written notice of the sale to Trustor not later than forty-five (45) days prior to such sale. Once per week during the four weeks immediately preceding such sale, Beneficiary must publish notice of the sale in a local daily newspaper of general circulation. Upon receipt of any written request, Beneficiary must make the Property available to any bona fide prospective purchaser for inspection during reasonable business hours. Notwithstanding anything herein to the contrary, Beneficiary is under no obligation to consummate a sale if, in its judgment, none of the offers received by it equals the fair value of the Property offered for sale. The foregoing procedures do not constitute the only procedures that may be commercially reasonable.

(ii) Trustee's Sales of Real Property or Mixed Collateral.

Beneficiary may choose to dispose of some or all of the Property which consists solely of real property in any manner then permitted by applicable law. In its discretion, Beneficiary may also or alternatively choose to dispose of some or all of the Property, in any combination consisting of both real and personal property, together in one sale to be held in accordance with the law and procedures applicable to real property, as permitted by Section 9604(a) of the California Uniform Commercial Code. Trustor agrees that such a sale of personal property together with real property constitutes a commercially reasonable sale of the personal property. For purposes of this power of sale, either a sale of real property alone, or a sale of both real and personal property together in accordance with California Uniform Commercial Code Section 9604(a), will sometimes be referred to as a "***Trustee's Sale***."

Before any Trustee's Sale, Beneficiary or Trustee must give such notice of default and election to sell as may then be required by law. When all time periods then legally mandated have expired, and after such notice of sale as may then be legally required has been given, Trustee must sell the property being sold at a public auction to be held at the time and place specified in the notice of sale. Neither Trustee nor Beneficiary have any obligation to make demand on Trustor before any Trustee's Sale. From time to time in accordance with then applicable law, Trustee may, and in any event at Beneficiary's request must, postpone any Trustee's Sale by public announcement at the time and place noticed for that sale.

At any Trustee's Sale, Trustee must sell to the highest bidder at public auction for cash in lawful money of the United States. Trustee must execute and deliver to the purchaser(s) a deed or deeds conveying the property being sold without any covenant or warranty whatsoever, express or implied. The recitals in any such deed of any matters or facts, including any facts bearing upon the regularity or validity of any Trustee's Sale, are conclusive proof of their truthfulness. Any such deed shall be conclusive against all persons as to the facts recited in it.

(h) Single or Multiple Foreclosure Sales. If the Property consists of more than one lot, parcel or item of property, Beneficiary may:

(i) designate the order in which the lots, parcels and/or items shall be sold or disposed of or offered for sale or disposition; and

(ii) elect to dispose of the lots, parcels and/or items through a single consolidated sale or disposition to be held or made under the power of sale granted in Section 7.2(g), or in connection with judicial proceedings, or by virtue of a judgment and decree of foreclosure and sale; or through two or more such sales or dispositions; or in any other manner Beneficiary may deem to be in its best interests (any such sale or disposition, a "***Foreclosure Sale***;" any two or more, "***Foreclosure Sales***").

If it chooses to have more than one Foreclosure Sale, Beneficiary at its option may cause the Foreclosure Sales to be held simultaneously or successively, on the same day, or on such different days and at such different times and in such order as it may deem to be in its best interests. No Foreclosure Sale will terminate or affect the liens of this Deed of Trust on any part of the Property which has not been sold, until all of the Secured Obligations have been paid in full.

8.3 Credit Bids. At any Foreclosure Sale, any person, including Trustor, Trustee or Beneficiary, may bid for and acquire the Property or any part of it to the extent permitted by then applicable law. Instead of paying cash for that property, Beneficiary may settle for the purchase price by crediting the sales price of the property against the following obligations:

(a) first, the portion of the Secured Obligations attributable to the expenses of sale, costs of any action and any other sums for which Trustor is obligated to pay or reimburse Beneficiary or Trustee under Section 5.9; and

(b) second, all other Secured Obligations in any order and proportions as Beneficiary in its sole discretion may choose.

8.4 Application of Foreclosure Sale Proceeds. Beneficiary and Trustee shall apply the proceeds of any Foreclosure Sale in the following manner:

(a) first, to pay the portion of the Secured Obligations attributable to the expenses of sale, costs of any action and any other sums for which Trustor is obligated to reimburse Beneficiary or Trustee under Section 5.9;

(b) second, to pay the portion of the Secured Obligations attributable to any sums expended or advanced by Beneficiary or Trustee under the terms of this Deed of Trust which then remain unpaid;

(c) third, to pay all other Secured Obligations in any order and proportions as Beneficiary in its sole discretion may choose; and

(d) fourth, to remit the remainder, if any, to the person or persons entitled to it.

8.5 Application of Rents and Other Sums. Beneficiary must apply any and all Rents collected by it pursuant to the assignment provided in Section 2 of this Deed of Trust, and any and all other sums, other than the proceeds of a Foreclosure Sale, received or collected by Beneficiary, in the following manner:

(a) first, to pay the portion of the Secured Obligations attributable to the costs and expenses of collection of such sums, including reasonable attorneys' fees, that may be incurred by Beneficiary, Trustee and/or any receiver appointed in accordance with this Deed of Trust;

(b) second, to pay any and all Secured Obligations in any order and proportions as Beneficiary in its sole discretion may choose, and any and all expenses of leasing, operating, maintaining and managing the Property and all other costs and charges incident to the Property as provided in Section 2.5 above, and in such order and proportions as Beneficiary in its sole discretion may choose; and

(c) third, to remit the remainder, if any, to the person or persons entitled thereto.

Beneficiary has no liability for any funds which it does not actually receive.

9. MISCELLANEOUS PROVISIONS

9.1 Additional Provisions. The Loan Documents secured by this Deed of Trust fully state all of the terms and conditions of the parties' agreement regarding the matters mentioned in or incidental to this Deed of Trust. The Loan Documents also grant further rights to Beneficiary and contain further agreements and affirmative and negative covenants by Trustor which apply to this Deed of Trust and to the Property.

9.2 No Waiver or Cure.

(a) Each waiver by Beneficiary or Trustee must be in writing, and no waiver is to be construed as a continuing waiver. No waiver is to be implied from any delay or failure by Beneficiary or Trustee to take action on account of any default of Trustor. Consent by Beneficiary or Trustee to any act or omission by Trustor must not be construed as a consent to any other or subsequent act or omission or to waive the requirement for Beneficiary's or Trustee's consent to be obtained in any future or other instance.

(b) If any of the events described below occurs, that event alone shall not: cure or waive any breach, Event of Default or notice of default under this Deed of Trust or invalidate any act performed pursuant to any such default or notice; or nullify the effect of any notice of default or sale (unless all Secured Obligations then due have been paid and performed and all other defaults under the Loan Documents have been cured); or impair the security of this Deed of Trust; or prejudice Beneficiary, Trustee or any receiver in the exercise of any right or remedy afforded any of them under this Deed of Trust; or be construed as an affirmation by Beneficiary of any tenancy, lease or option, or a subordination of the lien of this Deed of Trust.

(i) Beneficiary, its agent or a receiver takes possession of all or any part of the Property in the manner provided in Section 7.2(c).

(ii) Beneficiary collects and applies Rents as permitted under Sections 2.3 and 7.5, either with or without taking possession of all or any part of the Property.

(iii) Beneficiary receives and applies to any Secured Obligation any proceeds of any Property, including any proceeds of insurance policies, condemnation awards, or other claims, property or rights assigned to Beneficiary under Section 5.5.

(iv) Beneficiary makes a site visit, observes the Property and/or conducts tests as permitted under Section 5.13.

(v) Beneficiary receives any sums under this Deed of Trust or any proceeds of any collateral held for any of the Secured Obligations, and applies them to one or more Secured Obligations.

(vi) Beneficiary, Trustee or any receiver invokes any right or remedy provided under this Deed of Trust.

9.3 Powers of Beneficiary and Trustee.

(a) Trustee has no obligation to perform any act which it is empowered to perform under this Deed of Trust unless it is requested to do so by Beneficiary in writing and is reasonably indemnified against loss, cost, liability and expense.

(b) If either Beneficiary or Trustee performs any act which it is empowered or authorized to perform under this Deed of Trust, including any act permitted by Section 5.7 or Section 7.2(d), that act alone does not release or change the personal liability of any person for the payment and performance of the Secured Obligations then outstanding, or the lien of this Deed of Trust on all or the remainder of the Property for full payment and performance of all outstanding Secured Obligations. The liability of the original Trustor does not release or change if Beneficiary grants any successor in interest to Trustor any extension of time for payment, or modification of the terms of payment, of any Secured Obligation. Beneficiary is not required to comply with any demand by the original Trustor that Beneficiary refuse to grant such an extension or modification to, or commence proceedings against, any such successor in interest.

(c) Beneficiary may take any of the actions permitted under Sections 7.2(b) and/or 7.2(c) regardless of the adequacy of the security for the Secured Obligations, or whether any or all of the Secured Obligations have been declared to be immediately due and payable, or whether notice of default and election to sell has been given under this Deed of Trust.

9.4 Merger. No merger occurs as a result of Beneficiary's acquiring any other estate in or any other lien on the Property unless Beneficiary consents to a merger in writing.

9.5 Joint and Several Liability. If Trustor consists of more than one person, each is jointly and severally liable for the faithful performance of all of Trustor's obligations under this Deed of Trust.

9.6 Applicable Law; Counterparts; Venue. This Deed of Trust and any action related thereto will be governed, controlled, interpreted, and defined by and under the laws of the State of California, without giving effect to any conflicts of laws principles that require the application of the law of a different state. This Deed of Trust may be executed in one or more counterparts, each of which is, for all purposes deemed an original and all such counterparts taken together, constitute one and the same instrument. Each party hereby submits to the exclusive jurisdiction of the state and Federal courts located in the County of San Diego, State of California.

9.7 Successors in Interest. The terms, covenants and conditions of this Deed of Trust are binding upon and inure to the benefit of the heirs, successors and assigns of the parties. However, this Section does not waive the provisions of Section 6.1.

9.8 Arbitration and Waiver of Jury Trial.

(a) This Section concerns the resolution of any controversies or claims between the parties, whether arising in contract, tort or by statute, including but not limited to controversies or claims that arise out of or relate to: (i) this Deed of Trust (including any renewals, extensions or modifications); or (ii) any document related to this agreement (collectively a "***Claim***"). For the purposes of this arbitration provision only, the term "parties" shall include any parent corporation, subsidiary or affiliate of Beneficiary involved in the servicing, management or administration of any obligation described or evidenced by this agreement.

(b) At the request of any party to this agreement, any Claim shall be resolved by binding arbitration in accordance with the Federal Arbitration Act (Title 9, U.S. Code) (the "***Act***"). The Act will apply even though this agreement provides that it is governed by the law of a specified state. The arbitration will take place on an individual basis without resort to any form of class action.

(c) Arbitration proceedings will be determined in accordance with the Act, the then-current rules and procedures for the arbitration of financial services disputes of the American Arbitration Association or any successor thereof ("***AAA***"), and the terms of this Section. In the event of any inconsistency, the terms of this Section shall control. If AAA is unwilling or unable to (i) serve as the provider of arbitration or (ii) enforce any provision of this arbitration clause, Beneficiary may designate another arbitration organization with similar procedures to serve as the provider of arbitration.

(d) The arbitration shall be administered by AAA and conducted, unless otherwise required by law, in any U.S. state where real or tangible personal property collateral for this credit is located or if there is no such collateral, in the state specified in the governing law section of this agreement. All Claims shall be determined by one arbitrator; however, if Claims exceed Five Million Dollars ($5,000,000), upon the request of any party, the Claims shall be decided by three arbitrators. All arbitration hearings shall commence within ninety (90) days of the demand for arbitration and close within ninety (90) days of commencement and the award of the arbitrator(s) shall be issued within thirty (30) days of the close of the hearing. However, the arbitrator(s), upon a showing of good cause, may extend the commencement of the hearing for up to an additional sixty (60) days. The arbitrator(s) shall provide a concise written statement of reasons for the award. The arbitration award may be submitted to any court having jurisdiction to be confirmed, judgment entered and enforced.

(e) The arbitrator(s) will give effect to statutes of limitation in determining any Claim and may dismiss the arbitration on the basis that the Claim is barred. For purposes of the application of the statute of limitations, the service on AAA under applicable AAA rules of a notice of Claim is the equivalent of the filing of a lawsuit. Any dispute concerning this arbitration provision or whether a Claim is arbitrable shall be determined by the arbitrator(s). The arbitrator(s) shall have the power to award legal fees pursuant to the terms of this agreement.

(f) This Section does not limit the right of any party to: (i) exercise self-help remedies, such as but not limited to, setoff; (ii) initiate judicial or non-judicial foreclosure against any real or personal property collateral; (iii) exercise any judicial or power of sale rights, or (iv) act in a court of law to obtain an interim remedy, such as but not limited to, injunctive relief, writ of possession or appointment of a receiver, or additional or supplementary remedies.

(g) The procedure described above will not apply if the Claim, at the time of the proposed submission to arbitration, arises from or relates to an obligation to Beneficiary secured by real property. In this case, all of the parties to this Deed of Trust must consent to submission of the Claim to arbitration. If both parties do not consent to arbitration, the Claim will be resolved as follows: The parties will designate a referee (or a panel of referees) selected under the auspices of AAA in the same manner as arbitrators are selected in AAA administered proceedings. The designated referee(s) will be appointed by a court as provided in California Code of Civil Procedure Section 638 and the following related sections. The referee (or presiding referee of the panel) will be an active attorney or a retired judge. The award that results from the decision of the referee(s) will be entered as a judgment in the court that appointed the referee(s), in accordance with the provisions of California Code of Civil Procedure Sections 644 and 645.

(h) The filing of a court action is not intended to constitute a waiver of the right of any party, including the suing party, thereafter to require submittal of the Claim to arbitration.

(i) By agreeing to binding arbitration, the parties irrevocably and voluntarily waive any right they may have to a trial by jury in respect of any Claim, to the extent permitted by applicable law. Furthermore, without intending in any way to limit this agreement to arbitrate, to the extent any Claim is not arbitrated, the parties irrevocably and voluntarily waive any right they may have to a trial by jury in respect of such Claim, to the extent permitted by applicable law. This provision is a material inducement for the parties entering into this agreement.

9.9 Interpretation. Whenever the context requires, all words used in the singular will be construed to have been used in the plural, and vice versa, and each gender will include any other gender. The captions of the sections and Sections of this Deed of Trust are for convenience only and do not define or limit any terms or provisions. The word "***include(s)***" means "include(s), without limitation", and the word "***including***" means "including, but not limited to". The word "***obligations***" is used in its broadest and most comprehensive sense, and includes all primary, secondary, direct, indirect, fixed and contingent obligations. It further includes all principal, interest, prepayment charges, late charges, loan fees and any other fees and charges accruing or assessed at any time, as well as all obligations to perform acts or satisfy conditions. No listing of specific instances, items or matters in any way limits the scope or generality of any language of this Deed of Trust. The Exhibits to this Deed of Trust are hereby incorporated in this Deed of Trust. Any capitalized words which are defined in the Loan Agreement are used in this Deed of Trust as so defined.

9.10 In-House Counsel Fees. Whenever Trustor is obligated to pay or reimburse Beneficiary or Trustee for any attorneys' fees, those fees shall include the allocated costs for services of in-house counsel.

9.11 Waiver of Marshalling. Trustor waives all rights, legal and equitable, it may now or hereafter have to require marshalling of assets or to require upon foreclosure sales of assets in a particular order, including any rights provided by California Civil Code Sections 2899 and 3433, as such Sections may be amended from time to time. Each successor and assign of Trustor, including any holder of a lien subordinate to this Deed of Trust, by acceptance of its interest or lien agrees that it shall be bound by the above waiver, as if it had given the waiver itself.

9.12 Severability. If any provision of this Deed of Trust should be held unenforceable or void, that provision shall be deemed severable from the remaining provisions and in no way affect the validity of this Deed of Trust except that if such provision relates to the payment of any monetary sum, then Beneficiary may, at its option, declare all Secured Obligations immediately due and payable.

9.13 Notices. Trustor hereby requests that a copy of notice of default and notice of sale be mailed to it at the address set forth below. That address is also the mailing address of Trustor as debtor under the Uniform Commercial Code. Beneficiary's address given below is the address for Beneficiary as secured party under the Uniform Commercial Code.

Addresses for Notices to Trustor:	c/o Health Care Group 9619 Chesapeake Drive Suite 103 San Diego, CA 92123 With a copy to: Elisabeth Eisner Attorney at Law 401 B Street, Suite 1000 San Diego CA 92101
Address for Notices to Beneficiary:	Mutual of Omaha Bank San Diego Commercial Bank 3580 Carmel Mountain Road, Suite 160 San Diego, California 92130 Attn: Jeff Barnett With a copy to: Samantha M. LaPine Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

[Signatures appear on following page.]

IN WITNESS WHEREOF, Trustor has executed this Deed of Trust as of the date first above written.

TRUSTOR:

BRESSI DEVELOPMENT LLC,
a California limited liability company

By: 
William M. Chance, its Manager

By: 
D. Kevin Moriarty, its Manager

[All signatures must be acknowledged.]

EXHIBIT A

Legal Description

Real property in the City of Carlsbad, County of San Diego, State of California, described as follows:

LOT 2 OF CARLSBAD TRACT CT 03-03, IN THE CITY OF CARLSBAD, COUNTY OF SAN DIEGO, STATE OF CALIFORNIA, ACCORDING TO MAP THEREOF NO. 14800 ON FILE IN THE OFFICE OF THE COUNTY RECORDER OF SAN DIEGO COUNTY, MAY 21, 2004.

EXCEPTING THEREFROM ALL OIL, OIL RIGHTS, MINERAL RIGHTS, NATURAL GAS RIGHTS AND OTHER HYDROCARBONS BY WHATSOEVER NAME KNOWN, GEOTHERMAL STEAM AND ALL PRODUCTS DERIVED FROM ANY OF THE FOREGOING, THAT MAY BE WITHIN OR UNDER THE LAND, TOGETHER WITH THE PERPETUAL RIGHT OF DRILLING, MINING, EXPLORING AND OPERATING THEREFOR AND STORING IN AND REMOVING THE SAME FROM SAID LAND OR ANY OTHER LAND, INCLUDING THE RIGHT TO WHIPSTOCK OR DIRECTIONALLY DRILL AND MINE FROM LANDS OTHER THAN THE LAND, OIL OR GAS WELLS, TUNNELS AND SHAFTS INTO, THROUGH OR ACROSS THE SUBSURFACE OF THE LAND, AND TO BOTTOM SUCH WHIPSTOCKED OR DIRECTIONALLY DRILLED WELLS, TUNNELS, AND SHAFTS UNDER AND BENEATH OR BEYOND THE EXTERIOR LIMITS THEREOF, AND TO REDRILL, RETUNNEL, EQUIP, MAINTAIN, REPAIR, DEEPEN AND OPERATE AND SUCH WELLS OR MINES WITHOUT, HOWEVER, THE RIGHT TO DRILL, MINE, STORE, EXPLORE OR OPERATE THROUGH OR ENTER UPON THE SURFACE OR THE UPPER 500 FEET OF THE SUBSURFACE OF THE LAND, AS EXCEPTED AND RESERVED IN DEED RECORDED DECEMBER 30, 2004, AS INSTRUMENT NO. 2004-1229629 OF OFFICIAL RECORDS.

APN: 213-190-02

ACKNOWLEDGEMENTS

State of California)
) ss.
County of San Diego)

On August 1, 2010 before me, Rebecca L. Hudiburgh, Notary Public, personally appeared William M. Chance, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ____________________


REBECCA LYN HUDIBURGH
Commission # 1692143
Notary Public - California
San Diego County
My Comm. Expires Sep 5, 2010

State of California)
) ss.
County of San Diego)

On August 1, 2010 before me, Rebecca L. Hudiburgh, Notary Public, personally appeared D. Kevin Moriarty, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ____________________


REBECCA LYN HUDIBURGH
Commission # 1692143
Notary Public - California
San Diego County

Exhibit 6(d)

(See Attached)

LEASE AGREEMENT

THIS LEASE AGREEMENT is executed at San Diego, California on __________, 2010 (the "Effective Date"), by and between BRESSI DEVELOPMENT LLC, a California limited liability company (the "***Landlord***") and R.A.C. BRESSI, LTD., a California limited partnership (the "***Tenant***").

1. DESCRIPTION OF REAL PROPERTY AND PERSONAL PROPERTY

1.1 Premises: Landlord, for and in consideration of the rents, covenants and agreements hereinafter set forth on the part of Tenant to be paid, kept, observed and performed does hereby lease unto Tenant, and Tenant does hereby take subject to the conditions herein expressed, all that parcel of land situated in the City of Carlsbad, County of San Diego, State of California and legally described on Exhibit A attached hereto and made a part hereof (the "***Land***"), together with all improvements located and to be constructed thereon by Landlord ("***Landlord's Improvements***"). Landlord's Improvements and all improvements, machinery, building equipment, fixtures and other property of Landlord, real, personal or mixed (except Tenant's trade fixtures and any other property of Tenant), installed or located thereon, together with all additions, alterations and replacements thereof are collectively referred to herein as the "***Improvements.***" The Land and the Improvements are sometimes hereinafter collectively referred to as the " ***Premises***". The structure to be located upon and become a part of the Premises is hereinafter referred to as the "***Building***".

1.2 Description: Landlord will cause Landlord's Improvements (including the Building and other site improvements depicted on the Site Plan attached hereto and made a part hereof as Exhibit B) to be constructed in substantial accordance with the plans and specifications enumerated on Exhibit C-1 (the "***Plans***"). Landlord agrees that Landlord shall not make any modifications or changes to the Plans without Tenant's prior written consent.

1.3 Personal Property: Landlord hereby further leases to Tenant and Tenant hereby hires from Landlord, pursuant to the terms, covenants, conditions, and uses herein set forth all of that furniture, fixtures and equipment (the "Personal Property") located on the Premises as of the Effective Date and more particularly described on Exhibit D (the "Personal Property").

2. TERM

2.1 Term: The term of this Lease shall commence on the Effective Date and continue for a period of [twenty-five (25) years] thereafter, unless sooner terminated in accordance with the provisions hereof.

2.2 Occupancy: Landlord shall notify Tenant of the anticipated date on which a certificate of occupancy for the Premises will be delivered (the "Construction Completion Date". Landlord agrees to notify Tenant promptly from time to time of any changes in the anticipated Construction Completion Date. Tenant shall have the right to enter the Premises during the approximately ninety (90) day period preceding the Construction Completion Date for the purpose of installing its equipment, and Tenant does hereby agree to assume all risk of loss or damage to such equipment, and to indemnify, defend and hold harmless Landlord from and against any loss or damage to such equipment and all liability, loss or damage arising from any injury to the property of Landlord, or its contractors, subcontractors or materialmen, and any death or personal injury to any person or persons arising out of such installation. Landlord agrees to cooperate with Tenant so that Tenant's contractors and tradespeople will be permitted to reasonably perform their work without material interference. Tenant agrees to cooperate with Landlord so that Landlord's contractors and tradespeople will be permitted to reasonably perform their work without material interference.

3. CONSTRUCTION. Landlord agrees, at Landlord's sole cost and expense, to cause construction of Landlord's Improvements in accordance with the following schedule:

3.1 Landlord shall use all reasonable efforts to commence construction and diligently pursue construction to completion in accordance with the Plans and in accordance with the construction schedule attached hereto as Exhibit C-2 (the "***Construction Schedule***").

3.2 Within fifteen (15) days after the Construction Completion Date, Tenant, Landlord and Landlord's Architect shall prepare and execute a punchlist (the "***punchlist***") of incomplete and incorrect items which shall include details of construction and mechanical and electrical adjustments which are minor in character and do not materially interfere with Tenant's use or enjoyment of the Premises in accordance with the provisions of this Lease, and may also include landscaping and other items which do not materially affect Tenant's use of the Premises but which cannot be immediately completed because of weather, or any items listed on the Plans or the Construction Schedule as items to be completed after substantial completion of the Landlord's Improvements, if any (such items are sometimes hereinafter referred to as "***punchlist items***"). Landlord shall use all reasonable efforts to complete the punchlist items as soon as possible after its receipt of the punchlist, and to minimize disruption of Tenant's business and other inconveniences to Tenant, subject to excused delays. If Landlord fails to complete the punchlist items within ninety (90) days after the receipt by Landlord of the completed punchlist by Tenant, subject to excused delays, then Tenant shall have the right, but not the obligation, to complete the punchlist items and Landlord shall reimburse Tenant for its reasonable out-of-pocket expenditures in connection therewith upon presentation of invoices in sufficient detail and lien waivers covering performance of the work. Nothing herein contained shall be deemed or construed to permit Tenant to offset against Base Rent or other charges payable by Tenant hereunder. Landlord shall deliver to Tenant "as built" working drawings of the Landlord's Improvements within sixty (60) days after completion of the punchlist items.

3.3 Landlord shall at its own expense correct or repair any parts of Landlord's Improvements that fail to conform to the requirements of the Plans during the period of construction of Landlord's Improvements (unless Tenant is willing to accept such non-conforming work and so notifies Landlord thereof in writing). Landlord shall correct any defects in the construction of Landlord's Improvements not caused by Tenant which appear within a period of one (1) year from the Construction Completion Date, but not otherwise.

3.4 Neither party shall have the right to request that changes be made to the Plans.

4. RENT

4.1 Base Rent: Tenant shall pay to Landlord at the address set forth in Section 31, or such other address as Landlord may advise Tenant in writing, without deduction, offset or prior notice or demand, and Landlord shall accept, as rent for the Premises and Fixtures, rent in the amount set forth on Exhibit C attached hereto in lawful money of the United States, payable in monthly installments in advance on the first day of each month of the term of this Lease. Said monthly installments shall hereinafter be referred to as the "Base Rent."

4.2 Additional Rent: Tenant acknowledges that this is a "triple-net" lease, and as such Tenant shall pay all of the following in addition to the Base Rent, as additional rent hereunder ("Additional Rent"):

4.3 Utilities: Tenant agrees to maintain all utilities in its name and pay all utilities for the Premises, including but not limited to, gas, water, sewer, electricity, and disposal waste fees. In the event that any utilities are furnished by Landlord, Landlord may pay the same, and any amount paid by

Landlord shall thereupon become due to Landlord from Tenant, as additional rent. Landlord shall not be liable for any failure or interruption of any utility service being furnished to the Premises, and no such failure or interruption shall entitle Tenant to terminate this Lease.

(a) Real Estate Taxes and Assessments: Tenant shall pay all real estate taxes and assessments, including any fees in lieu of taxes, both general and special, which may be levied or assessed by the taxing authorities against the land, buildings and all other improvements within or constituting the Premises. Tenant shall pay all real estate taxes and assessments it has been duly assessed directly to the taxing authority.

(b) Personal Premises Taxes and Assessments: Tenant, at all times, shall be responsible for and shall pay, before delinquency, all municipal, county, state or federal taxes, including any fees in lieu of taxes, assessed against any leasehold interest or any fixtures, furnishings, equipment, stock and trade, or other personal property owned, installed or used on the Premises, or any further improvements to the Premises by Tenant or by Landlord if requested by Tenant.

(c) Documentary and Rental Taxes: Should any governmental taxing authority acting under any present or future law, ordinance or regulation, levy, assess, or impose any documentary stamp tax for tax, excise and/or assessment (other than an income or franchise tax, upon or against the rentals payable by Tenant to the Landlord, or on any rental leasing, or letting of the Premises) due to the execution hereof, either by way of substitution or in addition to any existing tax on land and buildings or otherwise, Tenant shall be responsible for and shall pay such documentary stamp tax, tax, excise and/or assessment, including any fees in lieu of taxes, or shall reimburse Landlord for any amount thereof as the case may be.

(d) Insurance: Tenant shall pay for property and casualty insurance as more particularly required by Section __ below.

(e) Additional Charges: Any charges due Landlord by Tenant under this Lease, including but not limited to damage to the Premises caused by Tenant or Tenant's employees, agents, contractors, licensees, or invitees, legal fees, costs of default remedies, past due charges for utilities, insurance, cleaning, maintenance and repairs, etc., or for work done on the Premises by order of Tenant. (Base Rent and Additional Rent are collectively referred to as "Rent").

4.4 Late Payment Charge: Tenant acknowledges that late payment of the Rent or any other monetary obligations due under this Lease will cause Landlord to incur costs not contemplated by this Lease, the exact amount of which are extremely difficult and impractical to fix. Such costs include, without limitation, processing and accounting charges, and late charges that may be imposed on Landlord by the terms of any note secured by any encumbrance covering the Premises. Therefore, if any installment of Minimum Monthly Rental or any other monetary obligation due under the Lease is not received by Landlord within ten (10) days of the due date, Tenant shall pay to Landlord the greater of (i) five percent (5%) of the overdue amount as a late charge, but in any event not less than TWENTY-FIVE AND 00/100 DOLLARS ($25.00) per calendar month that each said amount is overdue, or (ii) a late payment charge computed at the rate of twelve percent (12%) per annum from the date said past due amount was due until it is received by Landlord. The parties hereto agree that this late charge represents a fair and reasonable estimate of the costs that Landlord will incur by Landlord from Tenant's late payment. Acceptance of any late charge shall not constitute a waiver of Tenant's default with respect to the overdue amount nor prevent Landlord from exercising any of the other rights and remedies available to Landlord.

4.5 Advance Rent: In the event of a sale of the Premises and Fixtures, Landlord or its agents shall pay over to Landlord's successor in interest any advance rent and notify Tenant in writing setting forth the specifics of such transfer, including the successor's name and address. Upon such written notification, Tenant shall have no further claim against Landlord with respect to such advance rent and hereby waives all rights against Landlord in that regard.

5. USE

5.1 Permissible Use: The Premises shall be used and occupied by Tenant under the following trade name and for the following purpose(s) and under no other trade names and for no other purpose(s), without first obtaining the consent of Landlord; which consent shall not be unreasonably withheld or delayed:

Trade Name: ActivCare at Bressi Ranch

Use: An assisted living/memory care facility consisting of 50 memory care units (80 accommodations) licensed by the State of California, Department of Social Services, Community Care Licensing Division, for a Residential Care Facility for the Elderly, with approval to care for patients with a dementia diagnosis, and, to the extent necessary, by the State of California, Department of Social Services, Continuing Care Contracts Branch, as a Continuing Care Retirement Community

5.2 Compliance with Laws: Tenant shall promptly comply with all laws, ordinances, zoning restrictions, rules, regulations, orders and any requirements of any duly constituted public authorities now or hereafter affecting the use, safety, cleanliness or occupation of the Premises and Personal Property.

5.3 Open for Business: Tenant shall continuously remain open for business at least those days and hours as is customary for a business of like character and shall not terminate operation of the business without prior written consent of Landlord. All business operating cost of Tenant's occupancy shall be at the sole cost and expense of Tenant.

5.4 No Prohibited Use: Tenant shall not permit any use to be made or act to be done in or about the Premises, which would cause the cancellation of any insurance policy covering the Premises, nor shall Tenant sell or permit to be kept, used or sold in or about the Premises, any articles which may be prohibited by a standard form policy of fire insurance.

6. ALTERATIONS AND ADDITIONS TO PREMISES

6.1 No Alterations without Consent: Tenant shall not make any alterations, improvements or additions to the interior or exterior of the Building or other Improvements which are included in the Premises without obtaining Landlord's prior written consent, except that Tenant may complete any non-structural alterations, improvements or additions to the interior of the Buildings, without the Landlord's prior written consent, which cost less than Twenty-Five Thousand and 00/100 Dollars ($25,000) for each such completion. Any such alterations, additions and improvements shall become part of the realty and belong to Landlord, and are hereby quitclaimed to Landlord, effective upon the termination of this Lease. Landlord may, by written notice thereof delivered to Tenant within thirty (30) days after the termination of this Lease, (i) waive the entitlement given it by this Section and (ii) require that Tenant promptly and with due diligence remove any such alterations, additions and/or improvements and promptly repair all damage caused by such removal. All alterations, additions and improvements shall be in conformity with the laws of all concerned duly constituted public authorities. Tenant shall pay, when due, all claims for labor or materials furnished to or for Tenant for use in improving the Premises. Tenant hereby agrees to indemnify and hold Landlord harmless against loss, damage, attorneys' fees and all other expenses on account of claims of lien of laborers or materialmen or others for work performed or materials or supplies furnished for Tenant or persons claiming under it.

6.2 Approval: At least ten (10) days prior to commencing any work relating to any alterations, improvements or additions, Tenant shall notify Landlord in writing of the expected date of commencement. Landlord shall have the right at any time thereafter to post and maintain on the Premises such notices as Landlord reasonably deems necessary to protect Landlord and the Premises from mechanic's liens, materialmen's liens or any other hens. Tenant shall pay, when due, all claims for labor or materials furnished to or for Tenant for use in improving the Premises. Tenant shall not permit any mechanic's or materialmen's liens to be levied against the Premises arising out of work performed, materials furnished, or obligations to have been performed on the Premises by or at the request of Tenant. Tenant hereby agrees to indemnify and hold Landlord harmless against loss, damage, attorneys' fees and all other expenses on account of claims of lien of laborers or materialmen or others for work performed or materials or supplies furnished for Tenant or persons claiming under it.

6.3 Tenant Personal Property: Tenant may install or cause to be installed upon the interior of the Building such trade fixtures and other trade equipment as are reasonably necessary for the operation of its business, provided the same are installed in conformance with the laws of all concerned duly constituted public authorities, and provided further that such installation shall not affect the structural integrity of the Building. Such trade fixtures and other trade equipment shall remain personal property, and title thereto shall continue in the owner thereof, regardless of the manner in which same may be attached to or affixed to the Buildings. In the event such trade fixtures and other trade equipment are subject to a lien or title retention instrument, the holder of such lien or title retention instrument shall have the right and be able to enforce the same as stated therein. Any such trade fixtures and/or other trade equipment installed by Tenant upon the Premises may be removed at any time prior to or within five (5) days after the termination of this Lease, provided Tenant shall (i) not be in breach under the terms and conditions of this Lease, and (ii) promptly repair all damage caused by such removal. If Tenant does not remove any such trade fixtures and/or other trade equipment within five (5) days after the termination of this Lease, the same shall belong to Landlord and are hereby quitclaimed to Landlord, effective at the end of the fifth (5th) day following the termination of this Lease. Landlord may, by written notice thereof, delivered to Tenant within thirty (30) days after the termination of this Lease, (i) waive the entitlement given it by this Paragraph and (ii) require that Tenant promptly and with due diligence remove any such trade fixtures and/or other trade equipment and promptly repair all damage caused by such removal.

7. INDEMNIFICATION BY TENANT

7.1 Indemnity: Tenant does hereby agree, at its sole cost and expense (including, without limitation, all attorneys' fees and court and other costs of defense), to indemnify Landlord against, and hold Landlord harmless from, all liability and claims for loss or damages by reason of any injury to any person(s) or property of any kind, from whatever cause, in any way connected with the Premises and Fixtures or the improvements or personal property located on the Premises. At the request of Landlord, Tenant shall, at Tenant's sole cost and expense, resist and defend any action, suit or proceeding with respect to any such injury or cause the same to be resisted or defended by counsel designated by Tenant and approved by Landlord. Tenant's obligation hereunder shall survive the termination of this Lease, if the incident requiring such defense occurred during the term of this Lease (including any extension hereof).

7.2 Waiver: Tenant, as a material part of the consideration rendered to Landlord in entering into this Lease, hereby waives all claims against Landlord for damages to goods, wares, merchandise, equipment, Fixtures and trade fixtures in, upon and about the Premises and for injury to Tenant, its agents, employees, invitees, or any third person in or about the Premises, from any cause at any time.

8. INSURANCE.

8.1 At all times after Landlord has obtained a certificate of occupancy for the Premises, Tenant shall maintain the following insurance:

(a) policies of insurance evidencing bodily injury, death or property damage liability coverages in amounts not less than $1,000,000 (combined single limit), and $3,000,000 aggregate. The policies must be written on a "claims-made" basis so as to provide blanket contractual liability, broad form property damage coverage, and coverage for products and completed operations.

(b) "Special Cause of Loss" insurance for the Premises in an amount not less than the full insurable value on a replacement cost basis of the insured Premises and related personal property (including any special endorsements or coverage as shall be customarily obtained with respect to the operation of an assisted living/memory care facility).

(c) Evidence of worker's compensation insurance coverage satisfactory to Landlord.

8.2 If all or any part of the Premises lies within a "special flood hazard area" as designated on maps prepared by the Department of Housing and Urban Development, a National Flood Insurance Association standard flood insurance policy, plus insurance from a private insurance carrier if necessary, for the duration of this Lease in the amount of the full insurable value of the Premises.

8.3 Such other insurance as MUTUAL OF OMAHA BANK, a federal savings bank (the "Lender") in its reasonable judgment may require, which may include, without limitation, (i) errors and omissions insurance with respect to the contractors, architects and engineers, and rent abatement and/or business loss; (ii) earthquake insurance, if the Premises is situated in a delineated earthquake fault zone, and (iii) insurance covering acts of terrorism.

8.4 All insurance policies will: (i) be issued by an insurance company having a rating of "A" VII or better by A.M. Best Co., in Best's Rating Guide; (ii) name Landlord and Lender as an additional insured on all liability insurance and as mortgagee and loss payee on all casualty insurance; (iii) provide that Landlord and Lender are each to receive thirty (30) days written notice prior to non-renewal or cancellation; (iv) be evidenced by a certificate of insurance to be held by Lender; and (v) be in form and amounts reasonably acceptable to Lender. If Tenant fails to keep any such coverage in effect while the Loan is outstanding, Landlord may procure the coverage at Tenant's expense. Tenant must reimburse Landlord, on demand, for all premiums advanced by Landlord, which advances are considered to be additional loans to Tenant secured by the Deed of Trust and bearing interest at the Default Rate provided in the Note.

9. CARE AND REPLACEMENT OF BUILDINGS AND FIXTURES

9.1 Tenant shall keep the interior and exterior of all Buildings and other improvements on the Premises in good condition and repair at Tenant's sole cost and expense, including but not limited to the roof, utilities, plumbing and electrical systems, fire prevention systems, heating and air conditioning systems, refrigeration systems, equipment, exterior and interior walls, windows, doors, ceilings, roof, foundations, and structural components. Tenant shall provide for regular replacement, or capital improvement, as needed, of all such building components, equipment and trade fixtures, as they require replacement or improvement. In the event Tenant fails to maintain said Buildings in good condition and repair, Landlord may, at Landlord's option, enter the Premises in order to place the Buildings in good condition and repair and Tenant shall immediately pay to Landlord the cost thereof, together with interest from the date said repairs or replacement is completed, at the annual interest rate of twelve percent (12%).

9.2 Tenant shall provide for regular preventative maintenance of all motors, engines, refrigeration, heating and/or air conditioning and any other equipment on the Premises. In the event Tenant fails to provide such regular preventative maintenance for said equipment, Landlord may, at Landlord's option, require Tenant, at Tenant's expense, to enter into a preventative maintenance contract for said equipment, with a qualified maintenance company, acceptable to Landlord. Tenant shall then provide Landlord with a copy of said maintenance agreement and shall have said maintenance company furnish duplicate reports of all correspondence involving the condition of equipment upon request of Landlord. Said agreement shall provide that it is not cancellable without thirty (30) days prior written notice to Landlord.

9.3 Tenant shall exercise due care in the use of all Fixtures in the ownership of Landlord. Tenant shall clean, maintain and replace said Fixtures with like value, as needed. Any damage to or loss of Fixtures, shall be paid by Tenant. In the event that Tenant fails to replace or maintain said Fixtures within a reasonable period of time, not to exceed ten (10) working days, Landlord may, at Landlord's option, replace or repair the Fixtures and Tenant shall reimburse Landlord for the cost thereof, together with interest from the date of repair or replacement, at the annual interest rate of twelve percent (12%). \

10. CARE AND USE OF EXTERIOR AREAS

10.1 Tenant shall maintain the exterior of the buildings, parking and landscaped areas of the Premises in a neat, clean and orderly condition, properly lighted and landscaped, and shall repair any damages to the facility thereof, at Tenant's sole cost and expense. It is understood and agreed that said maintenance shall include, but shall not be limited to, general maintenance and repairs, resurfacing, painting, restriping, cleaning, sweeping and janitorial services; maintenance and repair of sidewalks, planting and landscaping, lighting and other utilities, directional signs and other markers and bumpers; maintenance and repair of any fire protection systems, automatic sprinkler systems, lighting systems, storm drainage systems and any other utility systems; personnel or management fees to implement such service and to police the exterior area; police and fire protection services; maintenance on operating machinery and equipment; any parking charges, surcharges or any other costs levied or assessed by local, state or federal government agencies in connection with the use of parking facilities.

10.2 Tenant shall have for its use and benefit the exclusive right to use said parking areas during the entire term of this Lease, for ingress and egress, roadway and automobile parking.

10.3 Tenant shall provide for storage and regular removal of Tenant's refuse and other rubbish, at the sole cost and expense of Tenant.

11. TAXES

11.1 Tenant shall pay, prior to delinquency, all taxes, assessments, license fees, and other public charges levied, assessed or imposed or which become payable during the term of this Lease upon any trade fixtures, Fixtures, furnishings, equipment and all other personal property of Tenant and Landlord, installed or located in the Premises. Any taxes, assessments or other charges which are levied against Fixtures for a period commencing prior to the Commencement Date of this Lease or ending after the termination date of this Lease shall be prorated between Landlord and Tenant to those respective dates.

11.2 Tenant shall also pay any and all taxes, assessments, and any other public charges assessed or imposed, or which become a lien upon or become chargeable against or payable in connection with the Premises. Any taxes, assessments or other charges which are levied for a period commencing prior to the Commencement Date of this Lease or ending after the termination date of this Lease shall be prorated between Landlord and Tenant to those respective dates. With respect to any assessments which may be levied against or upon the Premises, or which under the laws then in force may be evidenced by improvement or other bonds and may be paid in annual installments, only the amount of such annual installment, with appropriate proration for any partial year, and interest thereon, shall be included within a computation of taxes and assessments levied against the Premises for any such tax year. For purposes of this Paragraph, "taxes" shall also include any tax assessed upon or measured by rents received by Landlord under or in connection with this Lease. Notwithstanding anything to the contrary contained herein, in no event shall the term "taxes" as used in this paragraph include any income, franchise, or similar taxes payable by Landlord.

12. AUCTIONS AND SIGNS

12.1 Tenant shall not conduct or permit any sale by auction on the Premises.

12.2 Tenant may affix and maintain upon the exterior of the building only such signs, and other descriptive material which are permitted by law and are professional in appearance. Tenant shall not install any exterior lighting, amplifiers or similar devices or use in or about the Premises any advertising media which may be heard or seen outside the Premises, such as flashing lights, search lights, loud-speakers, phonographs or radio broadcasts.

13. ENTRY BY LANDLORD

13.1 Tenant shall permit Landlord and Landlord's agents to enter the Premises at all reasonable times upon reasonable prior notice for the purpose of inspecting the same and, as provided in this Lease, for the purpose of maintaining Fixtures or for the purpose of making repairs, alterations or additions to any portion of said Premises, or the drainage channel over which the Premises is located, if applicable, including the erection and maintenance of such scaffolding, canopies, fences and props as may be required, and the removal of hazardous substances as provided in Section 32, (so long as the same does not unreasonably interfere with Tenant's business) or to show the Premises to prospective purchasers, or for the purpose of posting notices of non-responsibility for alterations, additions or repairs.

13.2 Landlord may, at any time within one hundred eighty (180) days prior to the expiration of this Lease, enter upon said Premises to place any usual or ordinary "For Lease" or "For Sale" signs.

14. ASSIGNMENT AND SUBLETTING

14.1 Subject to the conditions of Section 14.2, Tenant may not assign, sell, or otherwise transfer all or any part of Tenant's interest in this Lease, or permit the Premises to be occupied by anyone other than Tenant or Tenant's employees, or sublet the Premises or any portion thereof without Landlord's prior written consent.

14.2 Tenant shall be permitted to sublease the Premises and to permit the Premises to be occupied by anyone other than Tenant or Tenant's employees, or any portion thereof, with Landlord's prior written consent to the following: (i) residents of its residential care facility for the elderly, (ii) health care and service providers, for the provision of goods and services to its residents, and (iii) any other subleasing in the ordinary course of business

14.3 Tenant may encumber its leasehold interest in this Lease, upon the prior written consent of the Landlord which consent shall not be unreasonably withheld, for the purpose of securing one or more loans to improve the Premises or the operations of its residential care facility for the elderly, including without limitation providing operating capital to be used in conducting its business on the Premises or providing funds for the construction, reconstruction, or repair of any improvements located on the Premises.

14.4 An assignment, subletting or other transfer of Tenant's interest in this Lease or occupation by other parties shall not release Tenant from its primary liability under this Lease.

15. ABANDONMENT

15.1 Tenant shall not abandon the Premises at any time during the term of this Lease; Tenant shall be conclusively deemed to have abandoned the Premises, if, at any time during the term of this Lease, Tenant has not operated its business in the Premises for any period of time consisting of fourteen (14) or more consecutive days and has failed to pay rent and other charges due under this Lease during such period. If Tenant shall abandon, surrender the Premises or be dispossessed by process of law, or otherwise, any personal property belonging to Tenant and left on the Premises shall, at the option of Landlord, be deemed abandoned.

16. BREACH BY TENANT

16.1 The occurrence of any of the following shall constitute a breach and material default of this Lease by Tenant after receipt by Tenant of a written notice from Landlord specifying the act and nature of the default and Tenant fails to cure such default within thirty (30) days of Tenant's receipt of such written notice:

(a) The failure of Tenant to pay or cause to be paid when due any rent, monies or charges required by this Lease to be paid by Tenant;

(b) The abandonment of the Premises by Tenant as such term is defined in Section 15.1;

(c) The failure of Tenant to do or cause to be done any act, other than payment of rent, monies or charges, required by this Lease.

(d) Tenant causing, permitting or suffering, without the prior written consent of Landlord, any act when this Lease requires Landlord's prior written consent or prohibits such act; or

(e) Any act of bankruptcy caused, suffered or permitted by Tenant. For purposes of this Lease, "act of bankruptcy" shall include any of the following:

(i) Any general assignment or general arrangement for the benefit of creditors;

(ii) The filing of any petition by or against Tenant to have Tenant adjudged a bankrupt or a petition for reorganization or arrangement under any law relating to bankruptcy, unless such petition is filed against Tenant and the same is dismissed within sixty (60) days;

(iii) The appointment of a trustee or receiver to take possession of substantially all of Tenant's assets located in the premises or of Tenant's interest in this Lease; or

(iv) The attachment, execution or other judicial seizure of substantially all of Tenant's assets located at the Premises or of Tenant's interest in this Lease.

17. REMEDIES UPON BREACH

17.1 In the event of any breach by Tenant, in addition to other rights or remedies of Landlord at law or in equity, Landlord shall have the following remedies:

(a) Landlord may recover from Tenant the rent as it becomes due and any other amount necessary to compensate Landlord for all detriment proximately caused by Tenant's failure to perform its obligations under this Lease or which in the ordinary course of things would be likely to result therefrom. Landlord may sue monthly, annually or after such equal or unequal periods as Landlord desires for amounts due under this Section 17.1(a). The right to collect rent as it becomes due shall terminate upon the termination by Landlord of Tenant's right to possession. Tenant's right to possession shall not be terminated unless and until Landlord delivers to Tenant written notice thereof;

(b) Landlord, either as an alternative or subsequent to exercising the remedies set forth in Section 17.1(a), may terminate Tenant's right to possession of the Premises by and upon delivery to Tenant of written notice of termination. Landlord may then immediately reenter the Premises and take possession thereof pursuant to legal proceedings and remove all persons and property from the Premises; such property may be removed and stored in a public warehouse or elsewhere at the cost of and for the account of Tenant. No notice of termination shall be necessary in the event that Tenant has abandoned the Premises and, in such case, any personal property, shall also be deemed to have been abandoned. Landlord may dispose of any such abandoned personal property in any manner Landlord shall deem appropriate and is hereby entirely relieved of liability in doing so. In the event that Landlord elects to terminate Tenant's right of possession, Landlord may recover all of the following:

(c) The worth of the unpaid rent at the time of award which had been earned at the termination of Tenant's right of possession. "Worth at time of award" shall be computed by allowing interest from the first day the breach occurs at the maximum annual rate then legally chargeable with respect to unsecured loans for other than personal family or household purposes made by other than a lender exempt from the usury limitations set forth in the California Constitution.

(d) The worth of the unpaid rent at the time of award that would have been earned after Tenant's right of possession had been terminated, less the amount of unpaid rent Tenant proves could have been reasonably avoided. "Worth at time of award" shall be computed by allowing interest from the first day the breach occurs at the maximum annual rate then legally chargeable with respect to unsecured loans for other than Personal family or household purposes made by other than a lender exempt from the usury limitations set forth in the California Constitution.

(e) The worth of unpaid rent at the time of award for the balance of the Lease Term after the time of award, less the amount of unpaid rent that Tenant proves could have been reasonably avoided. "Worth at the time of award" shall be computed by discounting such amount at the discount rate, at the Federal Reserve Bank of San Francisco at the time of award, plus 1%.

(f) Any other amount necessary to compensate Landlord for all the detriment proximately caused by Tenant's failure to perform its obligations under the Lease or which in the ordinary course of things would be likely to result therefrom including, but not limited to, expenses of reletting, attorney's fees, cost of alterations and repairs, recording fees, filing fees and any other expenses customarily resulting from obtaining possession of the leased Premises and re-leasing to another tenant.

17.2 The waiver by Landlord of any default of Tenant shall not be deemed to be a waiver of any such subsequent default. The subsequent acceptance of rent hereunder by Landlord shall not be deemed to be a waiver of any preceding default by Tenant, other than the failure of Tenant to pay the particular rent so accepted, regardless of Landlord's knowledge of such preceding default at the time of acceptance of such rent.

18. DAMAGE OR DESTRUCTION

18.1 In the event any of the improvements located on the Premises are partially or completely damaged or destroyed, or declared unsafe or unfit for occupancy by an authorized public authority (collectively referred to herein as "damage"), the rights and obligations of the Tenant and Landlord shall be as follows:

(a) If the cost of repair or restoration of the damage is reasonably estimated at an amount in excess of Ten Thousand and 00/100 Dollars ($10,000.00), Tenant shall promptly give Landlord written notice of the facts relating to such damage.

(b) Regardless of the amount of the cost of repair or restoration of any damage, and except as provided to the contrary in paragraph 18.2 below, prior to the sooner of (i) that date which is sixty (60) days after the date any insurance proceeds are received relative to such damage, (ii) if the damage is not covered by insurance, that date which is sixty (60) days after the occurrence of such damage, or (iii) that date which is one hundred twenty (120) days after the occurrence of such damage, Tenant shall commence work to repair and restore the improvements. Following commencement of Tenant's work to repair and restore the improvements, Tenant shall continue diligently and without substantial interruption to complete same and to return the improvements as nearly as possible to the same condition they were in immediately prior to such damage; provided, however, in the event Tenant desires to modify such improvements and rebuild same in a manner which is different than the condition of such improvements immediately prior to such damage, Tenant shall have the right to do so in accordance with the following:

(i) Following such restoration, the value of the improvements shall be equal to or greater than the value of the previous improvements calculated as of the date immediately preceding the damage; and,

(ii) Tenant shall first deliver to Landlord for Landlord's approval (which approval shall not be unreasonably withheld or delayed), plans and specifications detailing Tenant's proposed work to rebuild the improvements, and following Landlord's approval thereof, Tenant shall rebuild the improvements in substantial accord with such plans and specifications.

(c) All work of restoration performed by Tenant shall be in substantial compliance with plans and specifications approved by Landlord (which approval shall not be unreasonably withheld or delayed) and shall fully comply with all applicable building codes, laws, and regulations.

(d) Except as specifically provided below, no such damage shall entitle either party to terminate this Lease nor entitle Tenant to any reduction or abatement in the amount of rent payable to Landlord pursuant to the provisions of this Lease.

(e) Tenant's obligation to restore the Premises pursuant to this Section shall include the restoration or replacement of all Fixtures, Tenant's trade fixtures, equipment, merchandise, and any improvements or alterations made to the Premises after the Commencement Date; provided, however, in the event Tenant deems it appropriate or desirable to replace any of such items with alternative items due to modifications made to the Premises or Tenant's use thereof or advances in technology, Tenant shall have the right to do so with Landlord's prior written consent, which consent shall not be unreasonably withheld.

18.2 Notwithstanding anything contained to the contrary in this Article, in the event of any damage during the last three years of the term of this Lease wherein the cost of restoration thereof would exceed an amount equal to twenty-five percent (25%) of the full replacement value of the improvements located on the Premises (calculated as of the date immediately preceding such damage), then either party shall have the right to immediately cancel and terminate this Lease by delivery of written notice to the other of its election to cancel and terminate pursuant to the provisions of this paragraph. Upon any termination of this Lease pursuant to this paragraph, the parties shall be released without further obligations to each other upon surrender of possession of the Premises by Tenant to Landlord, except for items which have theretofore accrued or arisen and which remain unpaid or unliquidated. In the event of such a termination, (or a termination pursuant to Section 18.3) all proceeds (other than relative to the Tenant's fixtures and personal property) from any applicable insurance policy shall be disbursed and paid to, and be the property of, Landlord.

18.3 Notwithstanding anything to the contrary contained in Section 18.1, if the damage is of a type which is not covered by the insurance required to be carried by Tenant pursuant to the provisions of this Lease or the proceeds from such insurance would be insufficient to cover at least eighty percent (80%) of the cost of repair or restoration of such damage, exclusive of any deductible amounts, this Lease shall terminate unless Landlord or Tenant agree to provide the funds necessary, when added to any available insurance proceeds, to repair or restore such damage. Within ten (10) days of the date Tenant becomes aware that the provisions of this paragraph 18.3 are applicable to any event of damage, Tenant shall deliver written notice of the facts upon which Tenant has made such determination to Landlord. Landlord shall have the right, exercisable within fifteen (15) days of the date of receipt of such notice to notify Tenant of Landlord's agreement to provide funds to repair or restore such damage in an amount equal to the difference between the cost of such repair and restoration and the amount of available insurance proceeds (if any). If Landlord fails to make such election during such fifteen (15) day period, then Tenant shall have the right for a period of fifteen (15) days from the end of Landlord's fifteen (15) day election period to elect to provide such necessary funds. If either Landlord or Tenant elect to provide such funds, this Lease shall continue in full force and effect and Tenant shall commence the work of repair or restoration in accordance with the provisions of Section 18.1, above; provided, however, in the event Landlord has elected to provide the funds necessary to complete such repair or restoration, Tenant shall not be obligated to commence such work or repair or reconstruction until such time as Landlord has provided to Tenant reasonably satisfactory evidence of the availability and commitment of such necessary funds and Landlord has provided Tenant with Landlord's written agreement to provide such funds. In the event neither Landlord nor Tenant elects to provide such necessary funds, then this Lease shall terminate upon the conclusion of Tenant's fifteen (15) day election period, as provided above.

19. CONDEMNATION

19.1 If the Premises or any portion thereof are taken under the power of eminent domain, or sold by Landlord under the threat of the exercise of such power, this Lease shall terminate as to the part so taken as of the date that the condemning authority takes possession of the Premises and the Minimum Monthly Rental shall be reduced accordingly, provided that Landlord's financial obligations for the Premises are also reduced by the same amount and Landlord restores the Premises to a complete unit of like quality and character except as to size, at Landlord's sole cost and expense. In the event Landlord elects not to restore the Premises, this Lease may be terminated by either party effective on the date of taking by the governmental agency, except that Tenant may elect to restore the Premises, in which case this Lease will remain in full force and effect as provided in this Article.

19.2 All awards for the taking of any part of the Premises or proceeds from the sale made under the threat of the exercise of the power of eminent domain shall be the property of Landlord, whether made as compensation for diminution of value of the leasehold estate, for the taking of the fee or as severance damage; provided that, Tenant shall be entitled to any award for loss of business or loss of or damage to Tenant's trade fixtures and removable personal property, or reimbursement of the cost to restore the Premises in the event Tenant elects to restore, as provided in Section 19.1.

20. SUBORDINATION AND ATTORNMENT

20.1 Except as otherwise provided herein, this Lease is hereby made subordinate to the lien of any mortgage or deed of trust to any bank, insurance company or other lending institution, now or hereafter in force against the Premises, which encumbers the estate of Landlord, and to all advances made or hereafter made upon the security thereof. Any mortgagee of any mortgage or beneficiary of any deed of trust at any time existing or encumbering the estate of Landlord may, at its option, subordinate its mortgage or deed of trust to this Lease.

20.2 In the event any proceedings are brought for foreclosure, or in the event of the exercise of the power of sale under any mortgage or deed of trust made by Landlord covering the Premises, Tenant shall attorn to the purchaser upon any such foreclosure or sale and recognize such purchaser as Landlord under this Lease, provided that Tenant's right to quiet enjoyment shall continue in full force and effect for so long as Tenant fully and faithfully fulfills all of its covenants and obligations under this Lease.

20.3 Tenant, upon request of any party in interest, shall execute promptly such instruments and certificates to carry out the intent of Sections 20.1 and 20.2 as shall be requested by Landlord. In the event Tenant fails to execute and deliver to Landlord such instruments and certificates within fifteen (15) days after receipt of a written request to do so, Tenant hereby irrevocably appoints Landlord as attorney-in-fact for Tenant with full power and authority to execute and deliver in the name of Tenant any such instruments and/or certificates.

21. MISCELLANEOUS

21.1 Surrender of Lease: The voluntary or other surrender or a mutual cancellation of this Lease by Tenant shall not work a merger, and shall, at the election of Landlord, either terminate all or any existing subleases or subtenancies or may operate as an assignment to it of any or all of such subleases or subtenancies. Landlord shall exercise its election within thirty (30) days of the event so requiring.

21.2 Attorney's Fees: In the event that Landlord is required to engage legal counsel to enforce any provision of this Lease, Tenant shall pay, as additional rent, all attorney's fees and court costs reasonably incurred thereby. In the event of any legal action or proceeding between the parties, the ultimately prevailing party shall be entitled to reasonable attorney's fees and expenses as a part of the judgment resulting therefrom.

21.3 Sale Of The Premises By Landlord: Notwithstanding any provisions of this Lease, Landlord may assign, in whole or in part, Landlord's interest in this Lease and may sell all or part of the real estate of which the remises are a part. In the event of any sale or exchange of the Premises by Landlord and assignment by Landlord of this Lease, Landlord shall be and is hereby entirely freed and relieved of all liability under any and all covenants and obligations contained in or derived from this Lease or arising out of any act, occurrence or omission relating to the Premises which occurs after the consummation of such sale, exchange or assignment.

21.4 Quiet Enjoyment: If Tenant is not in breach under the covenants made in this Lease, Landlord covenants that Tenant shall have peaceful and quiet enjoyment of the Premises without hindrance on the part of Landlord and Landlord will defend Tenant in the peaceful and quiet enjoyment of the Premises against claims of all persons claiming through or under the Landlord.

21.5 Estoppel Certificate: Landlord and Tenant shall, at any time during the term of this Lease, within five (5) days of written notice from the other, execute and deliver to the requesting party for the benefit of a prospective lender or purchaser, a statement in writing certifying that this Lease is unmodified and in full force and effect or, if modified, stating the nature of such modification. Such statements shall include other details reasonably requested by the requesting party such as the date to which rent and other charges are paid and the existence, to the best of the certifying party's knowledge, of any uncured defaults with respect to both Landlord's and Tenant's obligations under this Lease and the nature of any such claimed default. Such statements shall be for the sole benefit of any prospective purchaser or encumbrancer of the Premises or this Lease and may be conclusively relied upon by such party but may not be relied upon by any other person or entity, including Landlord or Tenant. Any party's failure to deliver such statement within the time period set forth above, shall be conclusive against such party in favor of the prospective purchaser or encumbrancer that this Lease is in full force and effect, that there are no uncured defaults under this Lease by either party and that rent under this Lease has not been paid more than one month in advance.

21.6 Holding Over: If Tenant should remain in possession of the Premises after the expiration of the term of this Lease without executing a new lease or after Landlord has declared a forfeiture by reason of a default by Tenant, then such holding over shall be construed as a tenancy from month-to-month, subject to all the conditions, provisions and obligations of this Lease insofar as they are applicable to a month-to-month tenancy. The Minimum Monthly Rental installments for the holding-over period may be, at the option of Landlord, computed by multiplying the immediately preceding monthly installment by 150%.

21.7 Liability of Successors: The covenants and conditions herein contained shall, subject to the provisions as to assignment, apply to and bind the heirs, successors, executors, administrators and assigns of all of the parties hereto and all of the parties hereto shall be jointly and severally liable for the covenant contained herein.

21.8 Interpretation: Whenever the singular number is used in this Lease, the same shall include the plural, and the masculine gender shall include the feminine and neuter genders, and the word "person" shall include corporation, firm or association when required by the content. The headings for titles to the paragraphs of this Lease are for convenience only and do not in any way define, limit or construe the contents of such paragraphs.

21.9 Entire Agreement: This instrument contains all of the agreements and conditions made between the parties with respect to the hiring of the premises and may not be modified orally or in any other manner other than by a written instrument signed by all the parties to this Lease.

21.10 Governing Law: The law of the State of California shall govern the validity, performance and enforcement of this Lease. If any provision of this Lease is determined to be void by any court or competent jurisdiction, such determination shall not affect any other provision of this Lease and such other provisions shall remain in full force and effect.

21.11 Time is of Essence: Time is of the essence in this Lease.

21.12 Force Majeure: Any prevention, delay or stoppage due to strikes, lockouts, labor disputes, acts of God, inability to obtain labor or materials or reasonable substitutes therefore; governmental restrictions, regulations, or controls, enemy or hostile governmental action, civil commotion, fire or other casualty, and other causes beyond the reasonable control of the party obligated to perform, shall excuse the performance by such party for a period equal to that resulting from such prevention, delay or stoppage, except those obligations of Tenant to make payment for rental and other charges pursuant to the terms of this Lease.

21.13 Notices:

(a) All notices to be given by one party to the other under this Lease shall be in writing, mailed or delivered to the other party at the following address:

TO LANDLORD:

Bressi Development, LLC
9619 Chesapeake Drive, Suite 103
San Diego, CA 92123

TO TENANT:

RAC Bressi, LP
9619 Chesapeake Drive, Suite 103
San Diego, CA 92123

TO LENDER:

Mutual of Omaha Bank
San Diego Commercial Bank
3580 Carmel Mountain Road, Suite 160
San Diego, California 92130
Attn: Jeff Barnett

(b) Mailed notices shall be sent by United States Postal Service, certified or registered mail, postage prepaid and shall be deemed to have been given on the date of posting by the United States Postal Service.

(c) Either party may, by proper notice, at any time designate a different address to which notices shall be sent.

21.14 Hazardous Materials:

(a) Landlord shall use due care, throughout the term of the Lease to ensure that no Hazardous Substance (as defined below) is used, generated, manufactured, produced, stored, released, discharged, or disposed of on, under, or about the Premises, except in strict compliance with all applicable laws and regulations.

(b) Tenant and Landlord shall each provide the other with prompt written notice upon their becoming aware of any of the following:

(i) Any proceeding or inquiry of any governmental authority with respect to the presence of any Hazardous Substance on the Premises or the migration of any Hazardous Substance from or to any other real property;

(ii) All claims made or threatened by any third party relating to any loss or injury resulting from or relating to any Hazardous Substance located on or about the Premises; and

(iii) Such party's discovery of any occurrence or condition on any real property adjoining or in the vicinity of the Premises that could cause the Premises or any part thereof to be subject to any restrictions on the ownership, occupancy, transferability, or use of the Premises under any laws Or regulations relating to Hazardous Substances.

(c) In the event any Hazardous Substances are hereafter found on, under, or about the Premises, prior to or after the Commencement Date, and Tenant did not cause or place such Hazardous Substances on, under or about the Premises, Landlord shall take all necessary and appropriate actions and shall spend all necessary sums to cause such Hazardous Substances to be cleaned-up and immediately removed and shall take all other necessary and appropriate remediation action, and Tenant shall in no event be Habile or responsible for any costs or expenses incurred by Landlord in so doing. Landlord shall use reasonable best efforts to take such action in a manner which has the least possible effect upon Tenant's operations on the Premises and which causes the least possible disruption to Tenant's business on the Premises. In the event such Hazardous Substances are caused or placed on, under, or about the Premises by Tenant, then Tenant shall be responsible for taking all necessary and appropriate action and spending all necessary sums to cause such Hazardous Substances to be cleaned-up and immediately removed and shall take all other necessary and appropriate remediation action, and in such event Landlord shall not be liable or responsible for any costs or expenses incurred by Tenant in so doing.

(d) Landlord shall at all times observe and satisfy the requirements of and maintain the Premises in compliance with all laws or regulations relating to Hazardous Substances.

(e) The term "Hazardous Substance" as used in this Lease shall mean and include those substances included within the definitions of "hazardous substances," "hazardous materials," "toxic substances," or "solid waste" by any federal, state, or local statute, regulation, ordinance presently in effect or that may be promulgated in the future relative to the environment, hydrocarbons, asbestos, radioactive materials, or PCB's including, but not limited to, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C. SS 9601 et seq.. the Federal Clean Air Act, 42 U.S.C. SS 7401 et seq.. the Federal Resource Conservation and Recovery Act of 1976, as amended, 42 U.S.C. SS 601 et seq.. California Health and Safety Code SS 2500 et seq.. and the Hazardous Substance Account Act, California / Health and Safety Code SS 25300 et seq. The term Hazardous Substances shall also include all those substances listed in the United States Department of Transportation Table (49 C.F.R. 172.101 and amendments thereto) and those substances listed as hazardous substances by the Environmental Protection Agency pursuant to 40 C.F.R. Part 302 and any amendments thereto.

(f) Should any party default or fail to perform or observe any of its obligations under this Article, the other party shall have the right, but not the obligation, without limitation upon such party's other rights, to perform such obligation or duty and the defaulting party agrees to pay to the other party, upon demand, all costs and expenses incurred by such party in connection with such performance, including without limitation, reasonable attorneys' fees, together with interest from the date of expenditure at the rate of twelve percent (12%) per annum. Each party ("indemnitor") hereby agrees to indemnify the other ("indemnitee") and hold the indemnitee and the Premises harmless from and against the indemnitee including, but not limited to, attorneys' fees, arising directly or indirectly by the indemnitor's failure to perform or observe any of its obligations or agreements under this Article.

(g) The obligations of the parties under this Section shall, notwithstanding anything to the contrary contained in this Lease, survive the termination of this Lease and Tenant's surrender of the Premises.

21.15 Ownership of Improvements: All improvements located upon the Premises shall be owned by Landlord throughout the Lease term, regardless of whether they existed prior to the commencement of the term of this Lease or were constructed thereafter by Tenant.

IN WITNESS WHEREOF, Landlord and Tenant have executed this Lease as of the day and year first above written.

BRESSI DEVELOPMENT LLC,
a California limited liability company



By:
Name: William M. Chance
Its: Manager



By:
Name: D. Kevin Moriarty
Its: Manager

R.A.C. BRESSI, LP,
a California limited partnership

Name: Income Property Group,
a California corporation
Its: General Partner



By:
Name: William M. Chance
Its: President



By:
Name: D. Kevin Moriarty
Its: Vice-President

LEGAL DESCRIPTION

LOT 2 OF CARLSBAD TRACT CT 03-03, IN THE CITY OF CARLSBAD, COUNTY OF SAN DIEGO, STATE OF CALIFORNIA, ACCORDING TO MAP THEREOF NO. 14800 ON FILE IN THE OFFICE OF THE COUNTY RECORDER OF SAN DIEGO COUNTY, MAY 21, 2004.

EXCEPTING THEREFROM ALL OIL, OIL RIGHTS, MINERAL RIGHTS, NATURAL GAS RIGHTS AND OTHER HYDROCARBONS BY WHATSOEVER NAME KNOWN, GEOTHERMAL STEAM AND ALL PRODUCTS DERIVED FROM ANY OF THE FOREGOING, THAT MAY BE WITHIN OR UNDER THE LAND, TOGETHER WITH THE PERPETUAL RIGHT OF DRILLING, MINING, EXPLORING AND OPERATING THEREFOR AND STORING IN AND REMOVING THE SAME FROM SAID LAND OR ANY OTHER LAND, INCLUDING THE RIGHT TO WHIPSTOCK OR DIRECTIONALLY DRILL AND MINE FROM LANDS OTHER THAN THE LAND, OIL OR GAS WELLS, TUNNELS AND SHAFTS INTO, THROUGH OR ACROSS THE SUBSURFACE OF THE LAND, AND TO BOTTOM SUCH WHIPSTOCKED OR DIRECTIONALLY DRILLED WELLS, TUNNELS, AND SHAFTS UNDER AND BENEATH OR BEYOND THE EXTERIOR LIMITS THEREOF, AND TO REDRILL, RETUNNEL, EQUIP, MAINTAIN, REPAIR, DEEPEN AND OPERATE AND SUCH WELLS OR MINES WITHOUT, HOWEVER, THE RIGHT TO DRILL, MINE, STORE, EXPLORE OR OPERATE THROUGH OR ENTER UPON THE SURFACE OR THE UPPER 500 FEET OF THE SUBSURFACE OF THE LAND, AS EXCEPTED AND RESERVED IN DEED RECORDED DECEMBER 30, 2004, AS INSTRUMENT NO. 2004-1229629 OF OFFICIAL RECORDS.

APN: 213-190-02

END OF LEGAL DESCRIPTION

EXHIBIT B

SITE PLAN

SITE DETAILS

KEYNOTES

Bressi Ranch Assisted Living Facility

SITE PLAN

A1.1

TOWN GARDEN ROAD

PROPOSED 1-STORY ASSISTED LIVING FACILITY BUILDING

COTTAGE DRIVE

NYGAARD STREET

PARADISE ROAD

SITE PLAN

SITE NOTES

Exhibit B - Site Plan

EXHIBIT C-1

PLANS AND SPECIFICATIONS

BYCOR
GENERAL CONTRACTORS

May 27, 2010

EXHIBIT #06

LIST OF PLANS
for
BRESSI DEVELOPMENT, LLC
by
BYCOR GENERAL CONTRACTORS, INC.

Following is the list of plans for Bressi Ranch Assisted Living prepared by: James H. Wheeler, Architect, Inc.

Sheet #	Title	Date
TS	Title Sheet	2/11/10
SP1	Specifications	10/8/09
SP2	Specifications	10/8/09
T-24	Title 24 Energy Calculations	8/11/09
ACC-1	Accessibility Specifications and Details	2/11/10
A1.1	Site Plan	2/11/10
A2.1	Main Level Plan- Reference	2/11/10
A2.2a	Main Level Plan- Fire Protection/Life Safety	2/11/10
A2.2b	Basement Level Plan- Fire Protection/ Life Safety	2/11/10
A2.3	Main Level Plan- North	2/11/10
A2.4	Main Level Plan- South	2/11/10
A2.5	Basement Plan	2/11/10
A2.6	Reflected Ceiling- North	2/11/10
A2.7	Reflected Ceiling- South	2/11/10
A2.8	Basement- Reflected Ceiling Plan	2/11/10
A2.9	Roof Plan- North	2/11/10
A2.10	Roof Plan- South	2/11/10
A2.11	Main Level Foundation Dimensional Plan	2/11/10
A2.12	Basement Foundation Dimensional Plan	2/11/10
A3.1	Unit Floor Plan	2/11/10
A3,2	Units- Reflected Ceiling Plan	2/11/10
A3.3	Enlarged Plans	2/11/10
A3.4	Interior Elevations	2/11/10
A3.5	Millwork Sections	1/8/10
A3.6	Elevator Requirements	2/11/10
A4.1	Building Elevations	2/11/10
A4.2	Building Elevations	2/11/10
A4.3	Building Sections- A,B,C	2/11/10
A4.4	Building Sections- D,E	2/11/10
A5.1	Door and Finish Schedules	2/11/10
A5.2	Window Elevations	2/11/10
D1	Fire Protection Details	2/11/10
D2	Fire Protection Details	2/11/10
D3	Architectural Details	2/11/10
D4	Architectural Details	2/11/10
S1	General Structural Notes, Foundation Details	1/7/10
S2	Structural Details	1/7/10
S3.1	Basement Foundation Plan	1/7/10
S3.2	Main Level Foundation Plan- South	2/5/10

BYCOR
GENERAL CONTRACTORS

May 27, 2010

EXHIBIT #06

LIST OF PLANS
for
BRESSI DEVELOPMENT, LLC
by
BYCOR GENERAL CONTRACTORS, INC.

Following is the list of plans for Bressi Ranch Assisted Living prepared by: James H. Wheeler, Architect, Inc.

Sheet #	Title	Date
S3.3	Main Level Foundation Plan- North	2/5/10
S4.1	Main Level Roof Framing Plan- South	1/7/10
S4.2	Main Level Roof Framing Plan- North	1/7/10
S4.3	Truss Layout	6/10/09
S5	Foundation/ Retaining Wall Details	2/5/10
S6	Foundation/ Concrete/ Retaining Wall Details	1/7/10
S7	Framing Details	1/7/10
S8	Framing Details	1/7/10
S9	Framing Details	1/7/10
HFX1 FDN	Hardy Frame Notes, Foundation Details	1/1/09
HFX2 FRMG	Hardy Frame Notes, Framing Details	1/1/09
HFX3 FLRS	Hardy Frame Notes, Floor System Details	1/1/09
M1.0	HVAC Schedules/ Notes	2/9/10
M2.0	Main Level Plan North- HVAC	2/9/10
M2.1	Main Level Plan South- HVAC	2/9/10
M2.2	Basement HVAC Plan Kitchen HVAC Plan	2/9/10
M2.3	Roof Plan- HVAC	2/9/10
M2.4	Enlarged Unit HVAC Plans	2/9/10
M2.5	HVAC Details	2/9/10
MP1.0	Mech. Specifications	2/9/10
P1.0	Site Plan-Plumbing	2/9/10
P1.1	Site Sewer and Water Plan	1/28/10
P2.0	Plumbing Main Level Plan North- W & V/S. D./C. D.	2/9/10
P2.1	Plumbing Main Level Plan South- W & V/S. D./C. D.	2/9/10
P2.2	Plumbing Main Level Plan North- H. & C.W./ Gas	2/9/10
P2.3	Plumbing Main Level Plan South H. & C.W./ Gas	2/9/10
P2.4	Plumbing Basement Plan W. & Vent/ H. & C.W./ Gas	2/9/10
P2.5	Kitchen Plumbing Plans	9/11/09
P3.0	Plumbing Fixture, Schedule, Riser Diagrams	2/9/10
P3.1	Plumbing Details	2/9/10
E-1.1	Electrical Site Plan	1/8/10
E-2.1	Basement Electrical Lighting Plan	1/8/10
E-2.2	1st. Floor Electrical Lighting Plan North	1/8/10
E-2.3	1st Floor Electrical Lighting Plan South	1/8/10
E-2.4	Basement Electrical Power Plan	1/8/10
E-2.5	1st. Floor Electrical Power Plan North	1/8/10
E-2.6	1st. Floor Electrical Power Plan South	1/8/10
E-2.7	Electrical Roof Plan	1/8/10
E-3.1	Electrical Typ Units Floor Plan I Calcs	1/8/10

BYCOR
GENERAL CONTRACTORS

May 27, 2010

EXHIBIT #06

LIST OF PLANS
for
BRESSI DEVELOPMENT, LLC
by
BYCOR GENERAL CONTRACTORS, INC.

Following is the list of plans for Bressi Ranch Assisted Living prepared by: James H. Wheeler, Architect, Inc.

Sheet #	Title	Date
E-3.2	Enlarged Kitchen Electrical Power Plan	1/8/10
E-4.1	Electrical Schedules	1/8/10
E-4.2	Electrical Schedules	1/8/10
E-4.3	Electrical Schedules	1/8/10
KT1	Title Sheet	8/19/09
K1	Equipment List Finish Schedule Misc. Details	2/5/10
KE-1	Electrical Plan, Elevations & Misc. Details	8/19/09
KM-1	Mechanical Plan Hood Data- Calcs, Roof Plans	8/19/09
KP-1	Plumbing Plan Waste & Drains Water & Gas	8/19/09
H-1	Hood Details and Specifications	8/18/09
Sheet 1 of 8	Title Sheet	1/21/10
Sheet 2 of 8	Notes Sections and Details	1/21/10
Sheet 3 of 8	Grading Plan	1/21/10
Sheet 4 of 8	Retaining Wall Plans	1/21/10
Sheet 5 of 8	Private Storm Drain Plan	1/21/10
Sheet 6 of 8	Storm Drain Details	1/21/10
Sheet 7 of 8	Storm Drain Details/ Remedial Grading	1/21/10
Sheet 8 of 8	Sewer and Water Plan	1/21/10
Sheet 9 of 11	Notes and Details	1/21/10
Sheet 10 of 11	Notes and Details	1/21/10
Sheet 11 of 11	BMP Map	1/21/10
Sheet 1 of 13	Landscape Title Sheet	1/27/10
Sheet 2 of 13	Landscape Construction Plan/ Notes	1/27/10
Sheet 3 of 13	Landscape Construction Details	1/27/10
Sheet 4 of 13	Private (Onsite) Recycled Water System	1/27/10
Sheet 5 of 13	Irrigation Notes/ Legend	1/27/10
Sheet 6 of 13	Irrigation Plan	1/27/10
Sheet 7 of 13	Irrigation Details	1/27/10
Sheet 8 of 13	Irrigation Details	1/27/10
Sheet 9 of 13	Irrigation Details	1/27/10
Sheet 10 of 13	Planting Plan/ Notes	1/27/10
Sheet 11 of 13	Planting Legend/ Details	1/27/10
Sheet 12 of 13	Planting Notes/ Details	1/27/10
Sheet 13 of 13	Recycled Water Use Areas	1/27/10
F1	Fountain Exhibits	Unknown

Christian Wheeler- Soils Review Letter dated 10/8/04- 2 pages
Christian Wheeler- Report of Preliminary Geotechnical Investigation Dated 7/7/09- 47 Pages
Leighton and Associates- Graded Report dated 9/17/04- 36 pages

EXHIBIT C-2

CONSTRUCTION SCHEDULE

Exhibit C-2

ActivCare at Bressi Ranch

Development Timeline

	July 2010	Aug	Sept	Oct	Nov	Dec	Jan 2011	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Construction																		
Grading plan check/permit	COMPLETE																	
Grading / underground site improvements		■	■	■														
Create building plans	COMPLETE																	
Complete interior design plans/specs	■	■																
Building plan check / permit	■	■	■															
Bid out plans with contractor	COMPLETE																	
Construct building				■	■	■	■	■	■	■	■	■	■					
Purchase all FF&E									■	■	■	■	■					
Complete site improvements											■	■	■					
Final inspections/Cert. of Occupancy													■					

EXHIBIT D

DESCRIPTION OF PERSONAL PROPERTY

See attached preliminary FF&E Budget (subject to change with consent of Landlord and Tenant, which consent shall not be unreasonably withheld)

Bressi Ranch Assisted Living

Preliminary FF&E Budget

Area	Qty	Item	Unit Cost	Extension	Freight	Tax	TOTAL
Exterior							
Front Entry							
	2	Benches	$ 100	$ 200	$ 30	$ 16	$ 246
	1	Trash Can / Ashtray	$ 200	$ 200	$ 30	$ 16	$ 246
		Porch Table	$ -	$ -	$ -	$ -	$ -
		Porch Chairs	$ -	$ -	$ -	$ -	$ -
		Total Front Entry					$ 491
Courtyards/Walking Gardens							
	4	Benches	$ 100	$ 400	$ 60	$ 31	$ 491
		Fountain	$ 2,000	$ -	$ -	$ -	$ -
	2	Trash Can / Ashtray	$ 200	$ 400	$ 60	$ 31	$ 491
	2	Patio Table and Chairs Set	$ 1,000	$ 2,000	$ 300	$ 155	$ 2,455
	2	Arbors	$ 1,000	$ 2,000	$ 300	$ 155	$ 2,455
		Total Courtyard					$ 5,892
Basement							
Laundry Room (Wash Area)							
	1	Commercial Washer	$ 9,000	$ 9,000	$ 900	$ 698	$ 10,598
	1	Domestic Washer	$ 400	$ 400	$ 60	$ 31	$ 491
	0		$ -	$ -	$ -	$ -	$ -
	0		$ -	$ -	$ -	$ -	$ -
Laundry Room (Dryer Area)							
	1	Large Dryer	$ 3,500	$ 3,500	$ 350	$ 271	$ 4,121
	1	Domestic Dryer	$ 400	$ 400	$ 60	$ 31	$ 491
	0		$ -	$ -	$ -	$ -	$ -
	0		$ -	$ -	$ -	$ -	$ -
Employee Lounge / RR							
	1	Table	$ 400	$ 400	$ 60	$ 31	$ 491
	6	Chairs	$ 75	$ 450	$ 68	$ 35	$ 552
	3	Lockers	$ 200	$ 600	$ 60	$ 47	$ 707
	1	Refrigerator	$ 500	$ 500	$ 75	$ 39	$ 614
	1	Microwave	$ 150	$ 150	$ -	$ 12	$ 162
	2	Benches (outside)	$ 100	$ 200	$ -	$ 16	$ 216
	1	Time Clock	$ -	$ -	$ -	$ -	$ -
Maintenance Shop							
	1	Desk	$ 400	$ 400	$ 60	$ 31	$ 491
	1	Task Chair	$ 150	$ 150	$ 23	$ 12	$ 184
	1	Computer	$ 1,000	$ 1,000	$ -	$ 78	$ 1,078
	1	Printer/Fax					
	1	Shelving Unit	$ 500	$ 500	$ -	$ 39	$ 539
		Total Basement					$ 20,733
Common Areas							
Lobby/Reception							
	1	Task Chair	$ 150	$ 150	$ 23	$ 12	$ 184
	0	Computer	$ -	$ -	$ -	$ -	$ -
	1	Sofas	$ 1,000	$ 1,000	$ 150	$ 78	$ 1,228
	2	Lounge Chairs	$ 500	$ 1,000	$ 150	$ 78	$ 1,228
	2	End Tables	$ 200	$ 400	$ 60	$ 31	$ 491
	1	Coffee Table	$ 400	$ 400	$ 60	$ 31	$ 491
	1	Console Table	$ 600	$ 600	$ 90	$ 47	$ 737
	1	Mirror	$ 200	$ 200	$ -	$ 16	$ 216
	2	Lamps	$ 150	$ 300	$ -	$ 23	$ 323
	1	Accessories	$ 500	$ 500	$ -	$ 39	$ 539
		Total Entry/Rcptn A101					$ 5,435
Marketing Office							

Bressi Ranch Assisted Living

Preliminary FF&E Budget

Area	Qty	Item	Unit Cost		Extension		Freight		Tax		TOTAL	
	1	Desk, return, credenza (Existing in trailer)	$	1,500	$	1,500	$	225	$	116	$	1,841
	1	Executive Chair	$	200	$	200	$	30	$	16	$	246
	2	Filing Cabinets	$	200	$	400	$	60	$	31	$	491
	1	Storage Cabinet	$	500	$	500	$	75	$	39	$	614
	0	End Tables	$	-	$	-	$	-	$	-	$	-
	4	Guest Chairs	$	200	$	800	$	120	$	62	$	982
	1	round table	$	800	$	800	$	120	$	62	$	982
	1	Computer	$	1,000	$	1,000	$	-	$	78	$	1,078
	0		$	-	$	-	$	-	$	-	$	-
		Total Marketing Office A106									$	6,233
Mens and Womens Restrooms												
		Total Mens and Womens Restrooms										
Copy Room												
	1	Copy Machine (LEASE)	$	-	$	-	$	-	$	-	$	-
	1	Fax Machine	$	150	$	150	$	23	$	12	$	184
	1	Microfridge	$	400	$	400	$	60	$	31	$	491
	1	Storage Cabinet	$	500	$	500	$	75	$	39	$	614
		Total Copy Room A109									$	1,289
Executive Director's Office												
	1	Desk, return, credenza	$	1,500	$	1,500	$	225	$	116	$	1,841
	1	Executive Chair	$	200	$	200	$	30	$	16	$	246
	2	Filing Cabinets	$	200	$	400	$	60	$	31	$	491
	2	Guest Chairs	$	300	$	600	$	90	$	47	$	737
	1	coffee table and end tables	$	300	$	300	$	45	$	23	$	368
	1	Accessories	$	400	$	400	$	-	$	31	$	431
	1	Computer	$	1,000	$	1,000	$	-	$	78	$	1,078
	0		$	-	$	-	$	-	$	-	$	-
		Total Executive Director's Office A111									$	5,191
Atrium												
	1	Console Table	$	600	$	600	$	90	$	47	$	737
	1	Mirror	$	200	$	200	$	30	$	16	$	246
					$	-	$	-	$	-	$	-
					$	-	$	-	$	-	$	-
		Total Assisted Living Corridor 1st Floor									$	982
Accounting Office												
	1	Task Chairs	$	150	$	150	$	23	$	12	$	184
	1	Desk	$	400	$	400	$	60	$	31	$	491
	2	Guest chairs	$	200	$	400	$	60	$	31	$	491
	1	Bookshelves	$	100	$	100	$	15	$	8	$	123
	1	Computer	$	1,000	$	1,000	$	150	$	78	$	1,228
		Total Caregiver Office A123									$	2,516
Program Director Office												
	1	Task Chairs	$	150	$	150	$	23	$	12	$	184
	1	Desk	$	400	$	400	$	60	$	31	$	491
	2	Guest chairs	$	200	$	400	$	60	$	31	$	491
	1	Bookshelves	$	100	$	100	$	15	$	8	$	123
	1	Computer	$	1,000	$	1,000	$	150	$	78	$	1,228
		Total Coat Room Storage A125									$	2,516
Med Room												
	2	*Accessories*	$	200	$	400	$	-	$	31	$	431
	1	Med Cart (Pharmacy)	$	-	$	-	$	-	$	-	$	-
	0		$	-	$	-	$	-	$	-	$	-
	0		$	-	$	-	$	-	$	-	$	-
		Total Mens and Womens Restrooms									$	431

Bressi Ranch Assisted Living

Preliminary FF&E Budget

Area	Qty	Item	Unit Cost	Extension	Freight	Tax	TOTAL
Beauty Shop							
	1	Shampoo Sink	$ 800	$ 800	$ 80	$ 62	$ 942
	2	Dryer chairs	$ 500	$ 1,000	$ 100	$ 78	$ 1,178
	2	Waiting Chairs	$ 200	$ 400	$ 60	$ 31	$ 491
	1	Accessories	$ 300	$ 300	$ -	$ 23	$ 323
	0		$ -	$ -	$ -	$ -	$ -
		Total					$ 2,934
Private Dining Room							
	1	Dining Table	$ 1,600	$ 1,600	$ 240	$ 124	$ 1,964
	8	Dining Chairs	$ 350	$ 2,800	$ 420	$ 217	$ 3,437
	1	Sideboard/China Cabinet	$ 1,800	$ 1,800	$ 270	$ 140	$ 2,210
	1	Accessories	$ 600	$ 600	$ -	$ 47	$ 647
		Total Private Dining Room					$ 8,257
Assisted Living - MCI - Wing 1							
Caregiver Station							
	2	Task Chairs	$ 125	$ 250	$ 38	$ 19	$ 307
	1	File Cabinet	$ 200	$ 200	$ 30	$ 16	$ 246
	1	Bookshelves for Charts	$ 200	$ 200	$ 30	$ 16	$ 246
	1	Fax Machine (Pharmacy)	$ -	$ -	$ -	$ -	$ -
		Total					$ 798
Dining/Activity Room							
	5	Dining Tables	$ 550	$ 2,750	$ 275	$ 213	$ 3,238
	16	Dining Chairs	$ 400	$ 6,400	$ 640	$ 496	$ 7,536
	5	Table Settings	$ 100	$ 500	$ -	$ 39	$ 539
	15	Activity Chairs	$ 100	$ 1,500	$ 225	$ 116	$ 1,841
	1	Flat Panel TV	$ 1,000	$ 1,000	$ 150	$ 78	$ 1,228
		Total Dining Room					$ 14,382
Resident Rooms							
	0	Sets of Furniture (Bed, Nightstand, Dresser)	$ 1,000	$ -	$ -	$ -	$ -
	0	TVs	$ 500	$ -	$ -	$ -	$ -
	0		$ -	$ -	$ -	$ -	$ -
	0		$ -	$ -	$ -	$ -	$ -
		Total Resident Rooms					$ -
Corridor							
	0	Chairs	$ 500	$ -	$ -	$ -	$ -
	0	End Tables	$ 300	$ -	$ -	$ -	$ -
	1	Hall Console Tables	$ 600	$ 600	$ 60	$ 47	$ 707
	1	Mirror	$ 200	$ 200	$ 20	$ 16	$ 236
	1	Accessories	$ 100	$ 100	$ -	$ 8	$ 108
		Total 2nd Floor Assisted Corridor					$ 1,050
ActivCare - Wing 2							
Caregiver Station							
	2	Task Chairs	$ 125	$ 250	$ 38	$ 19	$ 307
	1	File Cabinet	$ 200	$ 200	$ 30	$ 16	$ 246
	1	Bookshelves for Charts	$ 200	$ 200	$ 30	$ 16	$ 246
	1	Fax Machine (Pharmacy)	$ -	$ -	$ -	$ -	$ -
		Total					$ 798

Bressi Ranch Assisted Living

Preliminary FF&E Budget

Area	Qty	Item	Unit Cost	Extension	Freight	Tax	TOTAL
Dining/Activity Room							
	6	Dining Tables	$ 550	$ 3,300	$ 330	$ 256	$ 3,886
	20	Dining Chairs	$ 400	$ 8,000	$ 800	$ 620	$ 9,420
	6	Table Settings	$ 100	$ 600	$ -	$ 47	$ 647
	20	Activity Chairs	$ 100	$ 2,000	$ 300	$ 155	$ 2,455
	1	Accessories	$ 300	$ 300	$ -	$ 23	$ 323
		Total Dining Room					**$ 16,731**
		Add Flat Panel TV					
Resident Rooms							
	0	Sets of Furniture (Bed, Nightstand, Dresser)	$ 2,000	$ -	$ -	$ -	$ -
	0	TVs	$ 500	$ -	$ -	$ -	$ -
	0		$ -	$ -	$ -	$ -	$ -
	0		$ -	$ -	$ -	$ -	$ -
		Total Resident Rooms					**$ -**
Corridor							
	0	Chairs	$ 500	$ -	$ -	$ -	$ -
	0	End Tables	$ 300	$ -	$ -	$ -	$ -
	1	Hall Console Tables	$ 600	$ 600	$ 60	$ 47	$ 707
	1	Mirror	$ 200	$ 200	$ 20	$ 16	$ 236
	1	Accessories	$ 100	$ 100	$ -	$ 8	$ 108
		Total 2nd Floor Assisted Corridor					**$ 1,050**
ActivCare - Wing 3							
Caregiver Station							
	2	Task Chairs	$ 125	$ 250	$ 38	$ 19	$ 307
	1	File Cabinet	$ 200	$ 200	$ 30	$ 16	$ 246
	1	Bookshelves for Charts	$ 200	$ 200	$ 30	$ 16	$ 246
	1	Fax Machine (Pharmacy)	$ -	$ -	$ -	$ -	$ -
		Total					**$ 798**
Dining/Activity Room							
	7	Dining Tables	$ 550	$ 3,850	$ 385	$ 298	$ 4,533
	21	Dining Chairs	$ 400	$ 8,400	$ 840	$ 651	$ 9,891
	7	Table Settings	$ 100	$ 700	$ -	$ 54	$ 754
	20	Activity Chairs	$ 100	$ 2,000	$ 300	$ 155	$ 2,455
	1	Accessories	$ 300	$ 300	$ -	$ 23	$ 323
		Total Dining Room					**$ 17,957**
		Add Flat Panel TV					
Resident Rooms							
	0	Sets of Furniture (Bed, Nightstand, Dresser)	$ 2,000	$ -	$ -	$ -	$ -
	0	TVs	$ 500	$ -	$ -	$ -	$ -
	0		$ -	$ -	$ -	$ -	$ -
	0		$ -	$ -	$ -	$ -	$ -
		Total Resident Rooms					**$ -**
Corridor							
	0	Chairs	$ 500	$ -	$ -	$ -	$ -
	0	End Tables	$ 300	$ -	$ -	$ -	$ -
	1	Hall Console Tables	$ 600	$ 600	$ 60	$ 47	$ 707
	1	Mirror	$ 200	$ 200	$ 20	$ 16	$ 236
	1	Accessories	$ 100	$ 100	$ -	$ 8	$ 108
		Total 2nd Floor Assisted Corridor					**$ 1,050**

Bressi Ranch Assisted Living

Preliminary FF&E Budget

Area	Qty	Item	Unit Cost	Extension	Freight	Tax	TOTAL
ROYAL CLUB - Wing 4							
Caregiver Station							
	2	Task Chairs	$ 125	$ 250	$ 38	$ 19	$ 307
	1	File Cabinet	$ 200	$ 200	$ 30	$ 16	$ 246
	1	Bookshelves for Charts	$ 200	$ 200	$ 30	$ 16	$ 246
	1	Fax Machine (Pharmacy)	$ -	$ -	$ -	$ -	$ -
		Total					$ 798
Dining/Activity Room							
	7	Dining Tables	$ 550	$ 3,850	$ 385	$ 298	$ 4,533
	10	Dining Chairs	$ 400	$ 4,000	$ 400	$ 310	$ 4,710
	7	Table Settings	$ 100	$ 700	$ -	$ 54	$ 754
	1	Flat Panel TV	$ 1,000	$ 1,000	$ 150	$ 78	$ 1,228
	1	Accessories	$ 300	$ 300	$ -	$ 23	$ 323
		Total Dining Room					$ 11,548
Corridor							
	0	Chairs	$ 500	$ -	$ -	$ -	$ -
	0	End Tables	$ 300	$ -	$ -	$ -	$ -
	2	Hall Console Tables	$ 600	$ 1,200	$ 120	$ 93	$ 1,413
	2	Mirror	$ 200	$ 400	$ 40	$ 31	$ 471
	1	Accessories	$ 100	$ 100	$ -	$ 8	$ 108
		Total 2nd Floor Assisted Corridor					$ 1,992
Resident Rooms							
	23	Sets of Furniture (Bed, Nightstand, Dresser)	$ 2,000	$ 46,000	$ 4,600	$ 3,565	$ 54,165
	4	TVs	$ 500	$ 2,000	$ -	$ 155	$ 2,155
	0		$ -	$ -	$ -	$ -	$ -
	0		$ -	$ -	$ -	$ -	$ -
		Total Resident Rooms					$ 56,320
Main Kitchen							
Janitor Closet							
		Total Janitor Closet					$ -
FSD Office							
	1	*Desk*	$ 400	$ 400	$ 60	$ 31	$ 491
	1	*Task Chair*	$ 150	$ 150	$ 23	$ 12	$ 184
	1	*Computer*	$ 1,000	$ 1,000	$ -	$ 78	$ 1,078
	1	*File Cabinet*	$ 200	$ 200	$ 30	$ 16	$ 246
		Total FSD Office					$ 1,998
Main Kitchen							
	1	Equipment	$ 135,000	$ 135,000	$ 13,500	$ 10,463	$ 158,963
	1	Smallwares	$ 20,000	$ 20,000	$ -	$ 1,550	$ 21,550
	0		$ -	$ -	$ -	$ -	$ -
	0		$ -	$ -	$ -	$ -	$ -
		Total Main Kitchen					$ 180,513

Bressi Ranch Assisted Living

Preliminary FF&E Budget

Area	Qty	Item	Unit Cost	Extension	Freight	Tax	TOTAL
Misc. Throughout							
Activity Equipment							
	1	Lot	$ 2,000	$ 2,000	$ 200	$ 155	$ 2,355
		Total Activity Equip					$ 2,355
Artwork							
	40	Art work for corridors	$ 250	$ 10,000	$ 1,000	$ 775	$ 11,775
	4	Oversized art work for key areas	$ 800	$ 3,200	$ 320	$ 248	$ 3,768
	50	Art work for resident rooms	$ 125	$ 6,250	$ 938	$ 484	$ 7,672
	0		$ -	$ -	$ -	$ -	$ -
		Total Artwork					$ 23,215
Assisted Living Resident Rooms							
		Shower Curtain, Rod, Rings	$ 20	$ -	$ -	$ -	$ -
		MicroFridge	$ 400	$ -	$ -	$ -	$ -
		Total Artwork					$ -
Bathroom Supplies							
	133	Resident Room Bathrooms (no seat covers)	$ -	$ -	$ -	$ -	$ -
	16	Common Area Bathrroms	$ -	$ -	$ -	$ -	$ -
	0	(Dispensers needed for Bathrooms: toilet	$ -	$ -	$ -	$ -	$ -
	0	paper, hand soap, paper towel, seat cover)	$ -	$ -	$ -	$ -	$ -
	14	Common/Employee sinks (towel and soap)	$ -	$ -	$ -	$ -	$ -
		Should be supplied by vendor		$ -	$ -	$ -	$ -
		Total Bathroom Supplies					$ -
Elevator Interiors - upgrades							
	0		$ -	$ -	$ -	$ -	$ -
		Display boards	$ 200	$ -	$ -	$ -	$ -
		Total Elevators					$ -
Furniture Installation / Miscellaneous Cliff							
	0		$ -	$ -	$ -	$ -	$ -
	0		$ -	$ -	$ -	$ -	$ -
	1	Installation Crew	$ 15,000	$ 15,000	$ -	$ -	$ 15,000
	0		$ -	$ -	$ -	$ -	$ -
		Total Install / Cliff					$ 15,000
Housekeeping / Janitorial Equipment							
	8	Walk off Mats	$ 110	$ 880	$ 88	$ 68	$ 1,036
	4	Laundry Baskets	$ 125	$ 500	$ 50	$ 39	$ 589
	1	Lot - Janitorial/Housekeeping Equipment	$ 5,000	$ 5,000	$ 500	$ 388	$ 5,888
	10	Trash Cans	$ 15	$ 150	$ 15	$ 12	$ 177
	4	Recycle Can	$ 15	$ 60	$ 6	$ 5	$ 71
		Total Housekeeping / Janitorial Equip					$ 7,760
Linens							
	1	Lot	$ 10,000	$ 10,000	$ 1,000	$ 775	$ 11,775
		Total Linens					$ 11,775
Model Apartment ActivCare							
	1	Model Unit furnishings	$ 2,500	$ 2,500	$ 250	$ 194	$ 2,944
	0		$ -	$ -	$ -	$ -	$ -
	0		$ -	$ -	$ -	$ -	$ -
	0		$ -	$ -	$ -	$ -	$ -
		Total Model Apartment - One Bedroom					$ 2,944

Bressi Ranch Assisted Living

Preliminary FF&E Budget

Area	Qty	Item	Unit Cost	Extension	Freight	Tax	TOTAL
Model Apartment AL/MCI							
	1	Model Unit furnishings -	$ 2,500	$ 2,500	$ 250	$ 194	$ 2,944
	0		$ -	$ -	$ -	$ -	$ -
	0		$ -	$ -	$ -	$ -	$ -
	0		$ -	$ -	$ -	$ -	$ -
		Total Model Apartment Studio					$ 2,944
Nurse Call System (AL - MCI only)							
			$ -	$ -	$ -	$ -	$ -
		Total Nurse Call System - Bycor contract					$ -
Nursing Equipment							
	1	Misc. Nursing Equipment	$ 20,000	$ 20,000	$ 2,000	$ 1,550	$ 23,550
	1	Hoyer Lift	$ 2,000	$ 2,000	$ 300	$ 155	$ 2,455
	0		$ -	$ -	$ -	$ -	$ -
	0		$ -	$ -	$ -	$ -	$ -
		Total					$ 26,005
Office Equipment							
	1	Office Equipment	$ 2,000	$ 2,000	$ 200	$ 155	$ 2,355
	0		$ -	$ -	$ -	$ -	$ -
	0		$ -	$ -	$ -	$ -	$ -
	0		$ -	$ -	$ -	$ -	$ -
		Total Office Equip					$ 2,355
Plants							
	Exterior						
	1	Patio and Entrance Exterior Plants & Pots	$ 3,000	$ 3,000	$ -	$ 233	$ 3,233
	0		$ -	$ -	$ -	$ -	$ -
	0		$ -	$ -	$ -	$ -	$ -
	0		$ -	$ -	$ -	$ -	$ -
	Interior						
	1	Misc. Interior Plants and Pots	$ 5,000	$ 5,000	$ -	$ 388	$ 5,388
	1	Atrium Silk Trees	$ 25,000	$ 25,000	$ 2,500	$ 1,938	$ 29,438
	0		$ -	$ -	$ -	$ -	$ -
	0		$ -	$ -	$ -	$ -	$ -
		Total Plants					$ 38,058
Phone System							
	7	Desk, 10 button, Speaker	$ 180	$ 1,260	$ 126	$ 98	$ 1,484
	2	Desk, 10 button, Speaker, Display	$ 200	$ 400	$ 40	$ 31	$ 471
	0	Desk, 20 button, Speaker, Display	$ 225	$ -	$ -	$ -	$ -
	1	Desk, 60 button Boards	$ 300	$ 300	$ 30	$ 23	$ 353
	3	Wall, 10 button, Speaker	$ 200	$ 600	$ 60	$ 47	$ 707
	1	Toshiba Cabinet	$ 500	$ 500	$ 50	$ 39	$ 589
	1	Toshiba CTX System	$ 3,500	$ 3,500	$ 350	$ 271	$ 4,121
		Total Phone System					$ 7,724
Signage							
	50	Room Number Signs	$ 30	$ 1,500	$ 75	$ 116	$ 1,691
	80	Room Name Signs	$ 50	$ 4,000	$ 200	$ 310	$ 4,510
	10	Larger sign, Wayfinding, Elev. Occ.Hours.	$ 60	$ 600	$ 30	$ 47	$ 677
	4	Exterior, wayfinding, pool hours, ring bell,etc	$ 75	$ 300	$ 15	$ 23	$ 338
	0	AM/PM instruction cards	$ 3	$ -	$ -	$ -	$ -
	4	Address Numbers	$ 100	$ 400	$ 20	$ 31	$ 451
	11	Evacuation frames and signs	$ 15	$ 165	$ 8	$ 13	$ 186
		Total Signage					$ 7,853

Bressi Ranch Assisted Living

Preliminary FF&E Budget

Area	Qty	Item	Unit Cost	Extension	Freight	Tax	TOTAL
Vehicles							
	1	Passenger Van	$ 25,000	$ 25,000	$ -	$ 1,938	$ 26,938
	0	Midsize Car	$ 15,000	$ -	$ -	$ -	$ -
	0		$ -	$ -	$ -	$ -	$ -
	0		$ -	$ -	$ -	$ -	$ -
		Total Vehicles					$ 26,938
Wall Coverings							
	1	AL - Wallcoverings	$ 10,000	$ 10,000	$ 1,000	$ 775	$ 11,775
	1	AC - Wallcoverings	$ 20,000	$ 20,000	$ 2,000	$ 1,550	$ 23,550
	1	RC - Wallcoverings	$ 10,000	$ 10,000	$ 1,000	$ 775	$ 11,775
	0		$ -	$ -	$ -	$ -	$ -
		Total Wall Coverings					$ 47,100
Window Coverings							
	AL Resident Room Drapes & Sheers						
	16	Drapes, rod, install	$ 200	$ 3,200	$ -	$ 248	$ 3,448
			$ -	$ -	$ -	$ -	$ -
	AC Resident Room Drapes & Sheers						
	41	Drapes, rod, install	$ 225	$ 9,225	$ -	$ 715	$ 9,940
			$ -	$ -	$ -	$ -	$ -
	RC Resident Room Drapes & Sheers						
	23	Drapes, rod, install	$ 200	$ 4,600	$ -	$ 357	$ 4,957
	0		$ -	$ -	$ -	$ -	$ -
	Public space Window Coverings						
	1	Lot- Window Covering Top Treatments	$ 20,000	$ 20,000	$ -	$ 1,550	$ 21,550
	1	Lot- Drapes and Shades for sun control	$ 5,000	$ 5,000	$ -	$ 388	$ 5,388
		Total Window Coverings					$ 45,282
XM Satellite Music System							
	1	Stereo System and Install (Lobby)	$ 1,000	$ 1,000	$ -	$ 78	$ 1,078
		Total XM Satellite Music System					$ 1,078
Contingency:							
	1	Lump Sum	$ 110,935	$ 110,935	$ -	$ -	$ 110,935
							$ 110,935
Grand Total:							**$ 750,000**

EXHIBIT E

RENT

1.0 Definitions.

a. "Bank Loan" means that certain loan made to Landlord and evidenced by that certain LOAN AGREEMENT (Non-Revolving Construction Loan Converting to Mini-Perm Loan) between Landlord and MUTUAL OF OMAHA BANK, a federally chartered thrift ("Bank").

b. "Seller Loan" means that certain promissory note made by Landlord in favor of Bressi Holding LLC and HCG Lending LLC (the "Sellers").

b. "Contractual Debt Service" means all debt payment obligations (principal, interest, and other charges) on the Bank Loan and/or on the Seller Loan, as more particularly set forth in the applicable provision.

c. "Conversion Date" is defined in Section 2.0 below.

d. "DSCR" means EBITDA divided by Contractual Debt Service calculated for each calendar quarter afterward based on an aggregate four quarter rolling basis.

e. "EBITDA" means, for any period, the Net Income of Landlord and Operator (in the aggregate, netting out intercompany payments) for the applicable period, determined in accordance with generally accepted accounting principles plus interest expense, income tax expense, amortization expense, depreciation expense, but, in each case, only to the extent considered in the determination of Net Income.

f. "Net Income" means the net income of Landlord and Tenant (in the aggregate, netting out intercompany payments) for the applicable period.

g. "Prime Rate" means, on a particular date, a rate per annum equal to the rate of interest published in The Wall Street Journal as the "prime rate", as in effect on such day, with any change in the prime rate resulting from a change in said prime rate to be effective as of the date of the relevant change in said prime rate; provided, however, that if more than one prime rate is published in The Wall Street Journal for a day, the average of the prime rates shall be used; provided, further, however, that the Prime Rate (or the average of the prime rates) will be rounded to the nearest 1/100,000 of 1% or, if there is no nearest 1/100,000 of 1%, to the next higher 1/100,000 of 1%. In the event that The Wall Street Journal should cease or temporarily interrupt publication, then the Prime Rate shall mean the daily average prime rate published in another business newspaper, or business section of a newspaper, of national standing chosen by Lender. If The Wall Street Journal resumes publication, the substitute index will immediately be replaced by the prime rate published in The Wall Street Journal.

h. "Stabilization Date" shall mean the date that Landlord and Tenant (in the aggregate, netting out intercompany payments) first obtain a DSCR of 1.25 or more.

i. "Three Year Treasury Rate" means the Three Year Treasury Constant Maturity Rate as determined by the United States Treasury and published by the Federal Reserve Board.

2.0 Rent.

a. Construction Period. For the period commencing on the Effective Date and ending on the earlier of the date that is 24 months after the Effective Date, or the Stabilization Date (such earlier date shall be referred to as the "Conversion Date"), no rent will be due and owing on this Lease

b. Mini-Perm Period. Commencing on the Conversion Date, and thereafter through the Stabilization Date, rent will be in an amount equal to Contractual Debt Service on the Bank Loan. From and after the Stabilization Date, rent shall be in an amount equal to Contractual Debt Service on both the Bank Loan and the Sellers Loan.

3. Recalculation on Maturity Date.

On _______________, 2015, or such other date as shall be the earlier "Maturity Date" under either the Bank Loan or the Seller Loan, the parties shall meet and renegotiate the rent payable hereunder. In the event the parties cannot agree upon a rent payable for the remainder of the term, rent shall be determined by appraisal. Tenant shall obtain and deliver to Landlord an appraisal of the leasehold estate, including a determination of the reasonable rental rate for the Premises for the remainder of the term, when used as a residential care facility for the elderly. Such appraisal shall be completed at Tenant's expense by an appraiser reasonably acceptable to Landlord.

<u>Exhibit 6(e)</u>

(See Attached)

FULLY RESTATED AND AMENDED
OPERATING AGREEMENT
of
BRESSI DEVELOPMENT LLC

THE INTERESTS CREATED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR WITH THE SECURITIES AUTHORITIES OF ANY STATE UNDER ANY STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED UNLESS REGISTERED UNDER SUCH LAWS OR UNLESS AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH LAWS IS AVAILABLE. THE SALE OR TRANSFER OF SUCH INTERESTS IS SUBJECT TO CERTAIN ADDITIONAL RESTRICTIONS DESCRIBED IN THIS OPERATING AGREEMENT.

FULLY RESTATED AND AMENDED
OPERATING AGREEMENT
of
BRESSI DEVELOPMENT LLC

This Fully Restated and Amended Operating Agreement is made and entered into effective as of June 30, 2011 (the "Effective Date"), and fully restates and amends the Operating Agreement dated as of July 1, 2010, as amended by that certain First Amendment to Operating Agreement dated as of July 29, 2010, and by that certain Second Amendment to Operating Agreement dated as of September 1, 2010, by and among the Members set forth on the signature pages hereto who have executed a counterpart of this Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

The following terms, as used herein, shall have the following respective meanings:

1.1 Act – The Beverly-Killea Limited Liability Company Act, Cal. Corp. Code Section 17000, et seq., as amended from time to time.

1.2 Agreement – This Operating Agreement and all amendments thereto adopted in accordance with this Agreement and the Act.

1.3 Articles – The Articles of Organization of the Company.

1.4 Capital Account – The account maintained for a Member determined in accordance with Article V.

1.5 Capital Contribution – Any contribution actually made to the capital of the Company pursuant to Section 5.1 by or on behalf of a Member.

1.6 Capital Transaction –The sale, disposition or refinancing of all or substantially all of the Company's assets.

1.7 Cash Available from Operations – Total cash revenues generated by the Company, less cash expenditures, management fees, debt service and other operating expense and less amounts set aside for reserves.

1.8 Closing – the closing of a securities offering (the "***Offering***") to be made pursuant to an Offering Statement filed on Form 1-A pursuant to Regulation A promulgated under the Securities Act of 1933 (the "***Offering Statement***"), as well as certain registrations or exemptions under the laws of the states in which the Company Class A Units will be offered, pursuant to which the Parent will offer of an aggregate of $5,000,000 of Class A units of its membership interests.

1.9 Company – The company named in the introductory paragraph of this Operating Agreement, and any successor thereof.

1.10 Company Liability - Any enforceable debt or obligation for which the Company is liable or which is secured by any Company Property.

1.11 Company Minimum Gain – The extent to which a nonrecourse liability exceeds the adjusted tax basis of the Company Property it encumbers. The amount of Company Minimum Gain shall be determined in accordance with Regulations Section 1.704-2(d) by substituting the terms "Company" and "Member" for the terms "partnership" and "partner," respectively, in each place they appear therein.

1.12 Company Property – Any Property owned by the Company.

1.13 Contribution – A contribution as defined by the Act.

1.14 Disposition (Dispose) – Any sale, assignment, transfer, exchange, mortgage, pledge, grant, hypothecation, or other transfer, absolute or as security or encumbrance (including dispositions by operation of law).

1.15 Dissolution Event – An event, the occurrence of which will result in the dissolution of the Company under Article IX unless the Members agree to the contrary.

1.16 Distribution – A distribution of Money or Property made pursuant to this Operating Agreement.

1.17 Effective Date – As defined in the preamble to this Agreement.

1.18 Income and Losses – With respect to a taxable year of the Company (or other period for which Income or Losses must be computed), the Company's taxable income or loss for federal income tax purposes, as determined by the tax advisors employed by the Company for this purpose, except that: (1) any tax-exempt income of the Company as described in IRC Section 705(a)(1)(B) shall be treated as gross income of the Company, (2) any nondeductible noncapital expenditures as described in IRC Section 705(a)(2)(B) shall be treated as a deduction of the Company, and (3) if any Company property is reflected on the books of the Company at a value ("Book Value") different from the adjusted tax basis of such property, any item of Income or Loss with respect to such property shall be computed by reference to such Book Value.

1.19 IRC – The Internal Revenue Code of 1986, as amended.

1.20 Management Right – The right of a Member to participate in the management of the Company, including the rights to information and to consent or approve actions of the Company.

1.21 Manager – A manager as defined by the Act selected to manage the affairs of the Company under Article IV hereof.

1.22 Member – A member as defined by the Act.

1.23 Members of the Parent – the members of ActivCare at Bressi Ranch, LLC, the Sole Member of Company, consisting of either all members or of the Class A Members (as defined in the Operating Agreement for the Sole Member) as the context requires.

1.24 Membership Interest – A membership interest as defined by the Act.

1.25 Money – Cash or other legal tender of the United States, or any obligation that is immediately reducible to legal tender without delay or discount. Money shall be considered to have a fair market value equal to its face amount.

1.26 Net Proceeds from Capital Transaction – Net cash proceeds from a Capital Transaction remaining after (i) payment of any indebtedness of the Company including the repayment of any secured or unsecured loans from the Members or third parties; (ii) payment of all expenses relating to the transaction, and (iii) establishing reserves to meet current or reasonably expected obligations of the Company (to the extent determined necessary by the Manager).

1.27 Notice – Except as otherwise expressly provided herein, all Notices shall be in writing. Notice to the Company shall be considered given when mailed by first class mail postage prepaid addressed to the Manager in care of the Company at the address of the principal place of business of the Company. Notice to a Member shall be considered given when mailed by first class mail postage prepaid addressed to the Member at the address reflected in this Operating Agreement unless the Member has given the Company a Notice of a different address.

1.28 Parent Operating Agreement – The Operating Agreement of ActivCare At Bressi Ranch, LLC, made and entered as of June 30, 2011.

1.29 Percentage Interest – Percentage Interest is defined in Section 3.1 hereof.

1.30 Person – A person as defined by the Act.

1.31 Proceeding – Any judicial or administrative trial, hearing or other activity, civil, criminal or investigative, the result of which may be that a court, arbitrator, or governmental agency may enter a judgment, order, decree, or other determination which, if not appealed and reversed, would be binding upon the Company, a Member or other person subject to the jurisdiction of such court, arbitrator, or governmental agency.

1.32 Property – Any property real or personal, tangible or intangible, including money and any legal or equitable interest in such property, but excluding services and promises to perform services in the future.

1.33 Project – As defined in Section 2.1 of this Agreement.

1.34 Regulations – Except where the context indicates otherwise, the permanent, temporary or proposed regulations of the Department of the Treasury promulgated under the IRC as such regulations may be amended from time to time.

1.35 Sole Member – The sole member shall be ActivCare at Bressi Ranch, LLC, a California limited liability company.

1.36 Taxing Jurisdiction – Any state, local, or foreign government that collects tax, interest or penalties, however designated, on any Member's share of the income or gain attributable to the Company.

1.37 Term – As specified in Section 2.7.

1.38 Withdrawing Members – The persons and entities who previously were Members of the Company and, by execution hereof, withdraw from Company as Members, as reflected on Exhibit B.

ARTICLE II

FORMATION

2.1 Purpose. The purposes of the Company are to (i) acquire, develop, finance, construct, hold for investment, lease, sell, exchange, and maintain the real property located in Carlsbad, California as more practically described in Exhibit A attached hereto, together with the improvements and personal property located thereon (the "Project"), and (ii) engage in any other business permitted by the Act.

2.2 Powers. The Company shall have all powers necessary to accomplish its purposes without the necessity of their specific enumeration herein including, without limitation, all powers described in Section 17003 of the Act.

2.3 Formation and Name. A limited liability company has been formed under the name of BRESSI DEVELOPMENT LLC (the "Company"), by the filing of the Articles pursuant to the provisions of Section 17050 of the Act. This Operating Agreement governs the affairs of the Company.

2.4 Principal Place of Business. The principal place of business of the Company shall be located at 9619 Chesapeake Drive, Suite 103, San Diego, California 92123, unless changed by the Manager.

2.5 Registered Office and Registered Agent. The Company's registered office shall be at 9619 Chesapeake Drive, Suite 103, San Diego, California 92123, and the name of its initial registered agent at such address shall be Kevin Moriarty. The Company may change the registered office and/or the registered agent at such times and from time to time as the Manager may deem advisable.

2.6 Records to be Maintained. The Company shall maintain the following records at its principal place of business:

2.6.1 A current list of the full name and last known business or residence address of each Member set forth in alphabetical order, together with a schedule showing the Capital Contribution and Percentage Interest of each Member;

2.6.2 A current list of the full name and business or residence address of the Manager, if any;

2.6.3 A copy of the Articles and all amendments thereto, together with any powers of attorney pursuant to which the Articles or any amendments thereto were executed;

2.6.4 Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six most recent taxable years;

2.6.5 A copy of this Operating Agreement and any amendments hereto, together with any powers of attorney pursuant to which this Operating Agreement or any amendments hereto were executed;

2.6.6 Copies of the financial statements of the Company, if any, for the six most recent fiscal years;

2.6.7 The books and records of the Company as they relate to the internal affairs of the Company for at least the current and past four fiscal years; and

2.6.8 Any other records to be maintained pursuant to the Act.

2.7 Term. The Term of this Agreement shall commence upon the date the Articles are filed and shall continue until terminated pursuant to the terms of this Agreement.

ARTICLE III

MEMBERS

3.1 Members. As of the Effective Date, the Sole Member is the only Member of the Company and its Percentage Interest shall be 100%. By execution hereof, the Withdrawing Members withdraw from the Company as Members.

3.2 Voting. Any act requiring the vote of the Members hereunder shall require the vote of 100% of the Percentage Interests.

3.3 Additional Members; Transfers of Interests. Additional Members may be added to the Company under the terms and conditions determined by all Members. A Member's interest in the Company may be transferred, in whole or in part, with the consent of all Members. Any additional Member or transferee of a Member's interest in the Company shall be admitted as a Member only if such person agrees, in writing, to be bound by the terms of this Agreement. Upon the admission of an additional or substitute Member, the Members shall update the Member list on Exhibit A.

3.4 Limited Liability of Members. To the extent permitted by Section 17101 of the Act, Members shall not be personally liable for the liabilities of the Company.

ARTICLE IV
MANAGER; OFFICERS

4.1 Management.

4.1.1 The day-to-day business and affairs of the Company shall be managed by the Manager. The Company shall have such officers, if any, as designated from time to time by Manager. The Manager of the Company shall be Income Property Group, until removal or resignation in accordance with the provisions hereof.

4.1.2 Before Manager takes any actions hereunder that, if Manager were to take such action as manager of ActivCare at Bressi Ranch, LLC, would require a special vote of the Members of the Parent, Manager agrees that Manager must first request consent for such action of the Members of the Parent under Section 3.5 of the Parent Operating Agreement.

4.2 Delegation of Authority.

4.2.1 The Manager may appoint officers of the Company for the purpose of delegating to such officers the authority to act for and bind the Company as the Manager may, from time to time and in the exercise of its sole discretion, determine in writing. Any such officer shall have, consistent with the delegation of authority to such officer and the provisions of this Agreement, the powers and authority granted to the Manager hereunder and shall be subject to all the restrictions and limitations on the authority of the Manager hereunder.

4.2.2 The Manager is hereby authorized to employ, engage or contract with or dismiss from employment or engagement, persons to the extent deemed necessary by the Manager for the operation and management of the Company.

4.3 Removal of Manager. The Manager may be removed for "good cause" by the Member, but only upon the following vote of the Members of the Parent: both (i) members owning in excess of 75% of the aggregate outstanding Percentage Interest and (ii) Class A Members owning in excess of 75% of the aggregate outstanding Percentage Interest (all as defined in the Operating Agreement for the Sole Member). As used herein, "good cause" is willful misfeasance, bad faith, gross negligence or reckless disregard by the Manager in the performance of its duties, the criminal conviction under federal or state securities law of the Manager, or the conviction of the Manager for other criminal wrong-doing. Any removal shall be without prejudice to the rights, if any, of the Manager under any contract of employment.

4.4 Resignation of Manager. Any Manager may resign as a Manager at any time upon written Notice to the Company, without prejudice to the rights, if any, of the Company under any contract to which the Manager is a party.

4.5 Term of Office as Manager. The Manager shall serve until the earliest to occur of (i) the resignation of the Manager, or (ii) the removal of the Manager.

4.6 Compensation of Manager. The Manager shall be reimbursed all reasonable expenses incurred in managing the Company, but will not be reimbursed for such items as salaries and benefits of its employees, office space, or general overhead expenses.

4.7 Authority of Members to Bind the Company. The Members hereby agree that only the Manager and authorized agents of the Company shall have the authority to bind the Company. No Member other than a Manager shall take any action as a Member to bind the Company, and each Member shall indemnify the Company for any costs or damages incurred by the Company as a result of the unauthorized action of such Member.

4.8 Indemnification.

4.8.1 No Member, Manager or officer of the Company shall be liable or accountable in damages or otherwise to the Company for any error of judgment or any mistake of fact or law or for anything that such officer may do or refrain from doing except in the case of fraud, willful misconduct or gross negligence.

4.8.2 To the maximum extent permitted by law, the Company shall indemnify, defend, and hold harmless each of its Members, Managers and officers from and against any claim, loss, liability or damage (including attorneys' fees incurred by any of them in connection with the defense of any action based on any such alleged act or omission, which attorneys' fees may be paid, as incurred, from Company funds) incurred by reason of an act performed, or omitted to be performed, by any of them on behalf of the Company and in furtherance of its interests as long as (i) such person determined, in good faith, that such action or inaction was in, or not opposed to, the best interests of the Company and (ii) such action or inaction did not constitute fraud, willful misconduct or gross negligence.

4.8.3 The Company may purchase and maintain insurance, at its expense to protect itself and any Member, Manager, officer, employee or agent of the Company against any expense, liability or loss, whether or not the Company would have the power to indemnify such person.

ARTICLE V

CAPITAL

5.1 Capital Contributions.

5.1.1 Except as is set forth in this Section 5.1, no Member shall be required to make any Capital Contributions to the Company, although any Member may, in its sole and absolute discretion, agree and become obligated to do so. No Member shall have any obligation to contribute additional capital to the Company to restore a deficit balance in the Member's Capital Account.

5.1.2 The Sole Member, as an inducement to the Withdrawing Members to exchange their interests as more particularly set forth in that certain Reorganization Agreement dated as of June 23, 2011, agrees that, upon the Closing, the Sole Member will deliver an amount calculated as described in this Section 5.1 (approximately $1,230,000) of the net proceeds of the Offering to Company. The amount of such Capital Contribution will be calculated as the net proceeds remaining after payment of the line items entitled "Offering Expenses", "Selling Commissions & Fees", "Subordinated Debt Payoff" and "General Working Capital" under the caption "ESTIMATED USE OF PROCEEDS" in the Offering Statement.

5.1.3 Company, as an inducement to the Withdrawing Members to exchange their interests as more particularly set forth in that certain Reorganization Agreement dated as of June 23, 2011, agrees that it will use such the net proceeds received from the Sole Member pursuant to this Section 5.1 solely for the purpose of making debt service payments or other payments under the senior loan made by Mutual of Omaha Bank to Company.

5.2 Capital Accounts. A Capital Account will be maintained for each Member. Each Member's Capital Account will be increased by (1) the amount of money contributed to the Company; (2) the fair market value of any property contributed to the Company (net of any liabilities assumed by the Company in connection with such contribution); and (3) allocations of income and gain of the Company. Each Member's Capital Account will be decreased by (1) the amount of money distributed to the Company; (2) the fair market value of property distributed to the Company; and (3) allocations of Company losses and deductions. During any time that the Company is classified as a "partnership" for income tax purposes, the Capital Accounts, and all allocations of income, gain and loss of the Company, shall be in compliance with the "substantial economic effect" provisions of Treasury Regulations Section 1.704-1(b)(2).

5.3 Reserves. The Members may cause the Company to establish, fund and maintain working capital and contingency reserves reasonably determined by the Members to be necessary or advisable for the prudent operation of the business of the Company, including without limitation reserves for working capital, and to pay taxes, insurance, management and other Company expenses.

ARTICLE VI – INCOME AND LOSSES

6.1 Distributions of Cash Available from Operations. Unless otherwise determined by the Manager in its sole and absolute discretion, distributions of Cash Available from Operations from the Company and distributions of Net Proceeds from Capital Transaction shall be made to the Members in accordance with their Percentage Interests, at such time as determined by the Manager. Such distributions shall be subject to the provisions of the Act regarding distributions.

6.2 Allocations. Gain and loss of the Company shall be allocated to the Members in accordance with their Percentage Interests.

ARTICLE VII

DISSOLUTION AND WINDING UP

7.1 Dissolution. The Company shall be dissolved upon the occurrence of any of the following events:

7.1.1 the election by the Sole Member to dissolve, wind up and terminate the Company;

7.1.2 the expiration of the Term; or

7.1.3 the entry of a decree of judicial dissolution.

7.2 Liquidating Distributions. Upon the dissolution of the Company, liquidating distributions in all cases shall be made in accordance with the positive Capital Account balances of the Members, as determined after taking into account all Capital Account adjustments for the Company's taxable year during which such dissolution occurs (other than those made pursuant to this section), by the end of such taxable year or, if later, within ninety (90) days after the date of such dissolution.

7.3 Effect of Filing of Certificate of Cancellation. The Company's separate existence shall continue until a certificate of cancellation has been filed with the California Secretary of State or until a decree dissolving the Company has been entered by a court of competent jurisdiction.

7.4 Winding Up, Liquidation and Distribution of Assets.

7.4.1 Upon dissolution, an accounting shall be made by the Company's independent accountant of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution.

7.4.2 If the Company is dissolved and its affairs are to be wound up, the Members shall:

7.4.2.1 sell or otherwise liquidate all of the Company's assets as promptly as practicable (except to the extent the Members may determine to distribute any assets in kind);

7.4.2.2 allocate any profit or loss resulting from such sales to the Members' Capital Accounts in accordance with the provisions hereof;

7.4.2.3 discharge all liabilities of the Company other than liabilities to the Members for distributions, and establish such reserves as may be reasonably necessary to provide for contingent liabilities of the Company; and

7.4.2.4 distribute the remaining assets to the Members in accordance with the provisions hereof.

7.4.3 The Members shall have no obligation to make any Capital Contribution to restore a negative balance in its Capital Account.

7.4.4 Upon completion of the winding up, liquidation and distribution of the assets, the Company shall be deemed terminated.

7.4.5 The Members shall comply with any applicable requirements of applicable law pertaining to the winding up of the affairs of the Company and the final distribution of its assets.

7.5 Certificate of Cancellation. When all debts, liabilities and obligations have been paid and discharged or adequate provisions have been made therefor and all of the remaining property and assets have been distributed to the Members, a certificate of cancellation shall be filed as required by the Act. Upon the filing of the certificate of cancellation, the existence of the Company shall cease, except for the purpose of suits, other proceedings and appropriate action as provided in the Act. The Members shall have authority to distribute any Company property discovered after dissolution, convey real estate and take such other action as may be necessary on behalf of and in the name of the Company.

ARTICLE VIII – TAX AND ACCOUNTING MATTERS

8.1 Characterization as a Partnership. The Members intend that the Company be classified as a partnership for federal and state income tax purposes. Accordingly, this Operating Agreement is written and shall be construed in a manner consistent with such intent.

8.2 No Partnership Intended for Nontax Purposes. The Members have formed the Company under the Act, and expressly do not intend hereby to form a partnership under either the California Uniform Partnership Act or the California Revised Limited Partnership Act. The Members do not intend to be partners one to another, or partners as to any third party. To the extent any Member, by word or action, represents to another person that any other Member is a partner or that the Company is a partnership, the Member making such wrongful representation shall be liable to any other Member who incurs personal liability by reason of such wrongful representation.

8.3 Fiscal Year. The fiscal year of the Company shall end on the last day of December of each year. The Manager may at any time change the fiscal and taxable year of the Company, subject to any applicable limitation of law or regulation.

8.4 Accounting Method. The Manager shall select the method of accounting by which the Company books of account shall be maintained and its income, gains, losses, deductions and credits shall be reported, for both financial and tax accounting purposes. The Manager may at any time change the financial and tax accounting method of the Company, subject to any applicable limitation of law or regulation.

8.5 Tax Information. As soon as reasonably practicable after the end of the Company fiscal year, the Manager shall cause each Member to be furnished with a Schedule K-1 for such year and any other schedule or statement required by federal income tax law.

8.6 Basis Adjustment. In the case of a Distribution of Company Property or a transfer of a Membership Interest, the Manager may cause the Company to file an election under IRC Section 754 to adjust the basis of the Company Property. As a result of this election, the Manager shall have the right to require, as a condition to the granting of consent to any transfer, the reimbursement of expenditures made by the Company for any legal and accounting fees incurred to make any such basis adjustment. The Manager shall have the right, in their sole and absolute discretion, to decline to make such an election; and further, the failure to make any election under the IRC in connection with any particular transfer of an interest in the Company shall not affect the right of the Manager to make, or refuse to make, such an election with respect to any subsequent transfer of an interest in the Company.

8.7 Other Elections. The Company shall have the right, in the sole and absolute discretion of the Manager, to make any other elections or determinations required or permitted for federal or state income tax or other tax purposes. The Manager may rely upon the advice of the Company's accountants or tax attorneys with respect to the making of any such election.

8.8 Taxes of Taxing Jurisdictions. To the extent that the laws of any Taxing Jurisdiction requires, each Member requested to do so by the Manager will submit an agreement indicating that the Member will make timely income tax payments to the Taxing Jurisdiction and that the Member accepts personal jurisdiction of the Taxing Jurisdiction with regard to the collection of income taxes attributable to the Member's income, and interest, and penalties assessed on such income. If the Member fails to provide such agreement, the Company may withhold and pay over to such Taxing Jurisdiction the amount of tax, penalty and interest determined under the laws of the Taxing Jurisdiction with respect to such income. Any such payments with respect to the income of a Member shall be treated as a distribution to such Member for purposes of Article VII. The Company may, where permitted by the rules of any Taxing Jurisdiction, file a composite, combined or aggregate tax return reflecting the income of the Company and pay the tax, interest and penalties of some or all of the Members on such income to the Taxing Jurisdiction, in which case the Company shall inform the Members of the amount of such tax, interest and penalties so paid.

8.9 Tax Matters Partner. The Manager shall be designated as the tax matters partner.

ARTICLE IX

MISCELLANEOUS PROVISIONS

9.1 Amendment of Operating Agreement. This Operating Agreement may be modified upon the vote of Members required pursuant to Section 3.2. No Member or Manager shall have any vested rights in the Operating Agreement which may not be modified through an amendment to the Operating Agreement.

9.2 Entire Agreement. The Operating Agreement represents the entire agreement among all the Members and between the Members and the Company.

9.3 Interpretation. To the extent any provision of this Operating Agreement is prohibited or ineffective under the Act, the Operating Agreement shall be considered amended to the smallest degree possible in order to make the agreement effective under the Act. In the event the Act is subsequently amended or interpreted in such a way to make any provision of the Operating Agreement that was formerly invalid valid, such provision shall be considered to be valid from the effective date of such interpretation or amendment.

9.4 Rights of Creditors and Third Parties under Operating Agreement. This Operating Agreement is entered into among the Company and the Members for the exclusive benefit of the Company, its Members, and their successors and assignees. This Operating Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person. Except and only to the extent provided by applicable statute, no such creditor or third party shall have any rights under this Operating Agreement or any agreement between the Company and any Member with respect to any Capital Contribution or otherwise.

9.5 Valuation of Non-Cash Consideration. For purposes of this Operating Agreement, the procedure for valuing any non-cash consideration shall be as follows: If the parties cannot otherwise agree, each party shall select a qualified appraiser and the appraisers so selected shall jointly select an appraiser, and the valuation of the appraiser so selected shall be binding on all parties. Such valuation shall be based on an arm's length cash sale of the assets. If the non-cash consideration being valued is real property, the selected appraiser shall be an MAI appraiser.

9.6 Counterpart Execution. This Operating Agreement may be executed in any number of identical counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument when each party has signed one (1) such counterpart.

9.7 Remedies. The parties hereto recognize and agree that the breach of any term, provision, or condition of this Operating Agreement may cause irreparable damage, the amount of which is difficult to ascertain and that the award of damages may not be adequate relief to the party aggrieved; the parties therefore agree that, in addition to all other remedies available in the event of a breach of any of the terms or conditions of this Operating Agreement, the party aggrieved shall have the right, in addition to all other remedies available in the event of a breach of this Operating Agreement, to injunctive or other equitable relief (from any court or other body having appropriate jurisdiction).

9.8 Successors and Assigns. Except as herein otherwise specifically provided, this Operating Agreement shall be binding upon and inure to the benefit of the parties and their legal representatives, heirs, administrators, executors, successors and assigns.

9.9 Severability. If any provision of this Operating Agreement, or the application of such provision to any Person or circumstance, shall be held invalid, the remainder of this Operating Agreement, or the application of such provision to Persons or circumstances other than those to which it is held invalid, shall not be affected thereby.

9.10 California Law. This Operating Agreement shall be governed by and construed and enforced in accordance with the laws of the State of California without regard to the principles governing conflicts of laws.

IN WITNESS WHEREOF, this Operating Agreement is entered into as of the Effective Date.

[COUNTERPART SIGNATURE PAGES FOLLOW]

SIGNATURE PAGE FOR
OPERATING AGREEMENT OF BRESSI DEVELOPMENT LLC

The undersigned understand(s) that the signature(s) subscribed below together with the signatures on the counterpart pages will be attached to the Operating Agreement, by which the undersigned agree(s) to be legally bound.

Company:

BRESSI DEVELOPMENT LLC,
a California limited liability company

By: ______________________________
William M. Chance
Its: Manager

By: ______________________________
D. Kevin Moriarty
Its: Manager

Member:

ACTIVCARE AT BRESSI RANCH, LLC

By: INCOME PROPERTY GROUP,
a California corporation
Its: Manager

By: ______________________________
William M. Chance
Its: President

By: ______________________________
D. Kevin Moriarty,
Exec. Vice President – Construction/Secretary

Manager:

INCOME PROPERTY GROUP,
a California corporation

By: ______________________________
William M. Chance
Its: President

By: ______________________________
D. Kevin Moriarty
Its: Exec. Vice President – Construction/Secretary

EXHIBIT A

Lot 2 of Planning Area 15 of the Bressi Ranch Master Plan as identified on Map No. 14800 of Carlsbad Tract CT 03-03.

EXHIBIT B

Withdrawing Members:

Class A Members

PRINCIPAL INVESTORS, LP
A California limited partnership

By: INCOME PROPERTY GROUP,
Its: General Partner

By ________________________________
Date: ________________________________
William M. Chance, President/CEO

By ________________________________
Date: ________________________________
Daniel Kevin Moriarty, Exec. Vice President – Construction/Secretary

BRESSI HOLDING, LLC
A California limited liability company

By________________________________
Daniel Kevin Moriarty, President

By________________________________
B. Renee Barnard, Secretary

HCG LENDING, LLC
A California limited liability company
By: Its Manager

HEALTH CARE GROUP
A California corporation

By______________________________
William M. Chance, Chairman/CEO

By______________________________
Daniel Kevin Moriarty, Vice President – Development

____
WILLIAM M. CHANCE, Trustee under
Declaration of Trust dated February 16, 1988
Trust No. 2, as amended

____
DANIEL KEVIN MORIARTY, Trustee of the
Daniel A. Moriarty and Lorraine K. Moriarty
Declaration of Trust dated April 26, 1988 as amended

Class B Members

____
WILLIAM M. CHANCE, Trustee under
Declaration of Trust dated February 16, 1988
Trust No. 2, as amended

____
B. RENEE BARNARD, Trustee of the
Barnard Living Trust dated April 13, 2000

____
DANIEL KEVIN MORIARTY, Trustee
of the Moriarty Cary Family Trust dated
January 2, 1990, as amended

____
TODD A. SHETTER, Trustee of the
Todd. A. Shetter and Kristine Shetter Trust
dated October 1, 1999

____
JENNIFER M. BLAKE, Trustee of Trust B
Under the Ronald Joseph McElliott and Karen
Lee McElliott 1984 Trust dated August 4, 1984

____
FRANK A. VIRGADAMO, Trustee of the
Virgadamo Family Trust dated May 6, 1996

Class C Members

WILLIAM M. CHANCE, Trustee under
Declaration of Trust dated February 16, 1988
Trust No. 2, as amended

B. RENEE BARNARD, Trustee of the
Barnard Living Trust dated April 13, 2000

DANIEL KEVIN MORIARTY, Trustee
of the Moriarty Cary Family Trust dated
January 2, 1990, as amended

TODD A. SHETTER, Trustee of the
Todd. A. Shetter and Kristine Shetter Trust
dated October 1, 1999

Schedule A
Addresses

Exhibit 6(f)

(See Attached)

FULLY RESTATED AND AMENDED LIMITED PARTNERSHIP AGREEMENT FOR R.A.C. BRESSI, LP A CALIFORNIA LIMITED PARTNERSHIP

THE INTERESTS CREATED BY THIS LIMITED PARTNERSHIP AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR WITH THE SECURITIES AUTHORITIES OF ANY STATE UNDER ANY STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED UNLESS REGISTERED UNDER SUCH LAWS OR UNLESS AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH LAWS IS AVAILABLE. THE SALE OR TRANSFER OF SUCH INTERESTS IS SUBJECT TO CERTAIN ADDITIONAL RESTRICTIONS DESCRIBED IN THIS LIMITED PARTNERSHIP AGREEMENT.

FULLY RESTATED AND AMENDED
LIMITED PARTNERSHIP AGREEMENT
R.A.C. BRESSI, LP
A CALIFORNIA LIMITED PARTNERSHIP

This Fully Restated and Amended Limited Partnership Agreement is made and entered into effective June 30, 2011 ("Effective Date"), and fully restates and amends the Limited Partnership Agreement made and entered into effective July 1, 2011, as amended by that certain First Amendment to Limited Partnership Agreement dated as of July 29, 2010, and by that certain Second Amendment to Limited Partnership dated as of September 1, 2010,, by and among Income Property Group, a California corporation (the "General Partner"), and the persons named as limited partners on the signature page (the "Limited Partners") and the withdrawing limited partners in Schedule A-1 hereto (the "Withdrawing Limited Partners").

RECITALS

WHEREAS, the Partnership is being formed to operate a Residential Care Facility for the Elderly located in Carlsbad, California (the "Project");

WHEREAS, the Partners desire to enter into this Agreement under the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual promises contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Partners hereby enter into this Agreement as set forth herein.

ARTICLE 1. DEFINITIONS

When used in this Agreement, the following terms shall have the meanings set forth below (all terms used in this Agreement that are not defined in this Article 1 shall have the meanings set forth elsewhere in this Agreement):

1.1 Act shall mean the California Uniform Limited Partnership Act of 2008, codified in the California Corporations Code, Section 15900 et. seq., as the same may be amended from time to time.

1.2 Agreement shall mean this Limited Partnership Agreement, as amended from time to time.

1.3 Bankruptcy shall mean: (a) the filing of an application for a Partner for, or his consent to, the appointment of a trustee, receiver, or custodian of his other assets; (b) the entry of an order for relief with respect to a Partner in proceedings under the United States Bankruptcy Code, as amended or superseded from time to time; (c) the making by a Partner of a general assignment for the benefit of creditors; (d) the entry of an order, judgment, or decree by any court of competent jurisdiction appointing a trustee, receiver, or custodian of the assets of a Partner unless the proceedings and the person appointed are dismissed within ninety (90) days; or (e) the failure by a Partner generally to pay his debts as the debts become due within the meaning of Section 303(h)(1) of the United States Bankruptcy Code, as determined by the Bankruptcy Court, or the admission in writing of its inability to pay his debts as they become due.

1.4 Capital Account shall mean, with respect to any Partner, the capital account which the Partnership establishes and maintains for such Partner pursuant to Section 3.3.

1.5 Capital Contribution shall mean the total value of cash and/or fair market value of property contributed to the Partnership by Partners.

1.6 Capital Transaction means the sale, disposition or refinancing of all or substantially all of the Partnership's assets.

1.1 Cash Available from Operations means total cash revenues generated by the Partnership, less cash expenditures, management fees, debt service and other operating expense and less amounts set aside for reserves.

1.7 Certificate shall mean the Certificate of Limited Partnership filed by the Partnership with the California Secretary of State.

1.8 Code shall mean the Internal Revenue Code of 1986, as amended from time to time, the provisions of succeeding law, and to the extent applicable, the Regulations.

1.9 Corporations Code shall mean the California Corporations Code, as amended from time to time, and the provisions of succeeding law.

1.10 Fiscal Year shall mean the Partnership's fiscal year, which shall be the calendar year.

1.11 Cash Available from Operations shall mean total cash revenues of the Partnership, less cash expenditures, management fees, debt service, rent, and other operating expense and less amounts set aside for reserves.

1.12 Members of the Parent means the members of ActivCare at Bressi Ranch, LLC, the Sole Limited Partner of Partnership, consisting of either all members or of the Class A Members (as defined in the Operating Agreement for the Sole Limited Partner) as the context requires.

1.13 Net Proceeds from Capital Transaction means the net cash proceeds from a Capital Transaction remaining after (i) payment of any indebtedness of the Partnership including the repayment of any secured or unsecured loans from the Partners or third parties; (ii) payment of all expenses relating to the transaction, and (iii) establishing reserves to meet current or reasonably expected obligations of the Partnership (to the extent determined necessary by the General Partner).

1.14 Parent Operating Agreement shall mean the Operating Agreement of ActivCare at Bressi Ranch, LLC, made and entered as of June 30, 2011.

1.15 Partner shall mean each Person who (a) is an initial signatory to this Agreement, has been admitted to the Partnership as a Partner in accordance with the terms and provisions of this Agreement or is an assignee who has become a Partner in accordance with Article 7 and (b) has not resigned, withdrawn, or, if other than an individual, dissolved.

1.16 Percentage Interest shall mean the ownership percentage of a Partner in the Partnership as such percentage may be adjusted from time to time. The initial Percentage Interests of the Partners are set forth in Exhibit A.

1.17 Person shall mean an individual, general partnership, limited partnership, limited liability company, corporation, trust, estate, real estate investment trust, association or any other entity.

1.18 Property shall mean any property real or personal, tangible or intangible, including money and any legal or equitable interest in such property, but excluding services and promises to perform services in the future

1.19 Regulations shall, unless the context clearly indicates otherwise, mean the regulations currently in force as final or temporary that have been issued by the U.S. Department of Treasury pursuant to its authority under the Code.

1.20 Sole Limited Partner shall mean ActivCare at Bressi Ranch, LLC.

1.21 Tax Matters Partner shall be the General Partner or its successor as designated by the Sole Limited Partner.

ARTICLE 2. ORGANIZATIONAL MATTERS

2.1 Name and Formation. The name of the Partnership is R.A.C. Bressi, LP. Pursuant to the Act, the Partners have formed a California limited partnership under the laws of the State of California by filing the Certificate with the California Secretary of State and entering into this Agreement. The rights and liabilities of the Partners shall be determined pursuant to the Act and this Agreement. To the extent that the rights or obligations of any Partner are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

2.2 Term. The term of this Agreement shall commence upon the filing of the Certificate and shall continue until dissolved pursuant to Article 9 below.

2.3 Principal Office. The principal office of the Partnership shall be located at 9619 Chesapeake Drive, Suite 103, San Diego, California 92123, or at such other place, as the General Partner shall determine.

2.4 Addresses of the Partners. The addresses of the Partners are set forth on Schedule A.

2.5 Purpose of Partnership. The purposes of the Partnership are to (i) operate the Project, (ii) do all things necessary or related to the foregoing, or (iii) engage in any other business permitted by the Act.

ARTICLE 3. CAPITAL CONTRIBUTIONS

3.1 Capital Contributions. No Partner shall be required to make any Capital Contributions to the Partnership, although any Partner may, in its sole and absolute discretion, agree and become obligated to do so. No Partner shall have any obligation to contribute additional capital to the Partnership to restore a deficit balance in the Partner's Capital Account.

3.2 Capital Accounts. The Partnership shall establish an individual Capital Account for each Partner. The Partnership shall determine and maintain each Capital Account in accordance with Regulations Section 1.704-l(b)(2)(iv). If a Partner transfers all or a part of its Partnership Interest in accordance with this Agreement, such Partner's Capital Account attributable to the transferred Partnership Interest shall carry over to the new owner of such Partnership Interest pursuant to Regulations Section 1.704-(b)(2)(iv)(l).

3.3 No Interest. No Partner shall be entitled to receive any interest on his Capital Contribution.

ARTICLE 4. PARTNERS

4.1 Limited Liability. Except as required under the Act or as expressly set forth in this Agreement, no Limited Partner shall be personally liable for any debt, obligation, or liability of the Partnership, whether that liability or obligation arises in contract, tort, or otherwise.

4.2 Admission of Additional Limited Partners. As of the Effective Date, the Sole Limited Partner is the only Limited Partner of the Partnership and its Percentage Interest shall be 99.99% and the General Partner's Percentage Interest shall be 0.01%. By execution hereof, the Withdrawing Partners withdraw from the Partnership as Partners. Additional Partners may be added to the Partnership under the terms and conditions determined by all Partners. A Partner's interest in the Partnership may be transferred, in whole or in part, with the consent of all Partners. Any additional Partner or transferee of a Partner's interest in the Partnership shall be admitted as a Partner only if such person agrees, in writing, to be bound by the terms of this Agreement. Upon the admission of an additional or substitute Partner, the Partners shall update the Partner list on Exhibit A.

4.3 Withdrawals or Resignations. No Partner may withdraw or resign from the Partnership without the written consent of the General Partner.

4.4 Transactions with the Partnership. Subject to any limitations set forth in this Agreement and with the prior written approval of the Sole Limited Partner after full disclosure of the Partner's involvement, a Partner may lend money to and transact other business with the Partnership. Subject to other applicable law, such Partner has the same rights and obligations with respect thereto as a Person who is not a Partner.

4.5 Remuneration to Partners. Except as otherwise authorized in, or pursuant to, this Agreement, no Partner is entitled to remuneration for acting in the Partnership business, subject to the entitlement of Partners winding up the affairs of the Partnership to reasonable compensation pursuant to Section 9.3.

4.6 Limited Partners Not to Act as Agents. No Limited Partner shall act as an agent of the Partnership nor shall a Limited Partner bind nor execute any instrument on behalf of the Partnership.

4.7 Voting Rights. Any act requiring the vote of the Partners hereunder shall require the vote of 100% of the Percentage Interest held by the Sole Limited Partner.

4.8 Effect of Bankruptcy, Death or Incompetency of a Limited Partner. The bankruptcy, death, dissolution, liquidation, termination or adjudication of incompetency of a Limited Partner shall not cause the termination or dissolution of the Partnership and the business of the Partnership shall continue. Upon any such occurrence, the trustee, receiver, executor, administrator, committee, guardian or conservator of such Limited Partner shall have all the rights of such Limited Partner for the purpose of settling or managing its estate or property, subject to satisfying conditions precedent to the admission of such assignee as a substitute Limited Partner. The transfer by such trustee, receiver, executor, administrator, committee, guardian or conservator of any Partnership Interest shall be subject to all of the restrictions hereunder to which such transfer would have been subject if such transfer had been made by such bankrupt, deceased, dissolved, liquidated, terminated or incompetent Limited Partner.

4.9 Profits Interests. In order to comply with the federal income tax law as in effect on the Effective Date and to enable the Partnership to take such actions and make such filings on behalf of the Partnership as may be necessary to comply with certain regulatory changes which may become applicable to the Partnership after the Effective Date, each Partner hereby agrees as follows:

A. Value of Profits Interest. It is understood and agreed that to the extent that any Partner has received Percentage Interests under this Agreement for services to be rendered but has not made a corresponding Capital Contribution for such Percentage Interests such Partner has received a "profits interest" in this Partnership, as contemplated by Revenue Procedure 93-27, 1993-2 C.B. 343, as clarified by Rev. Proc. 2001-43, 2001-2 C.B. 191. Partners who receive such a "profits interest" shall have the distribution and the allocation rights described under Article 6 and the voting rights described herein, but shall have no initial Capital Account credit with respect to such profits interest. If the Partnership were dissolved on the day following the date of the initial Capital Contributions to the Partnership, Percentage Interests representing a "profits interest" would not be entitled to any liquidating distribution under Section 6.4; accordingly, a "profits interest" has a value of zero ($0) as of the date of the Initial Capital Contributions.

B. Safe Harbor Election. Pursuant to Notice 2005-43, I.R.B. 2005-24 ("Notice 2005-43"), when Proposed Regulations Section 1.83-3(l) becomes effective, the fair market value of a "profits interest" can be determined by its liquidation value (as described in Section 5.8.1 above) only if the Partnership makes the "safe harbor" election described in Notice 2005-43. Accordingly, each Partner agrees that (i) the Partnership and the General Partner are authorized and directed to file, when appropriate, a written election to have the "safe harbor" described in Notice 2005-43 (or its successor) apply irrevocably to the issuance of all interests in the Partnership issued in connection with the performance of services while the "safe harbor" election is in effect, and (ii) the Partnership and each of its Partners (including Partners who have received "profits interests") shall comply with all requirements of the "safe harbor" while the "safe harbor" election is in effect.

ARTICLE 5. MANAGEMENT AND CONTROL OF THE PARTNERSHIP

5.1 Management of the Partnership by the General Partner.

A. The day-to-day business and affairs of the Partnership shall be managed by the General Partner. The General Partner of the Partnership shall be Income Property Group, until removal or resignation in accordance with the provisions hereof.

B. Before the General Partner takes any actions hereunder that, if the General Partner were to take such action as manager of ActivCare at Bressi Ranch, LLC, would require a special vote of the Members of the Parent, General Partner agrees that General Partner must first request consent for such action of the Members of the Parent under Section 3.5 of the Parent Operating Agreement.

5.2 Delegation of Authority.

A. The General Partner may appoint officers of the Partnership for the purpose of delegating to such officers the authority to act for and bind the Partnership as the General Partner may, from time to time and in the exercise of its sole discretion, determine in writing. Any such officer shall have, consistent with the delegation of authority to such officer and the provisions of this Agreement, the powers and authority granted to the General Partner hereunder and shall be subject to all the restrictions and limitations on the authority of the General Partner hereunder.

B. The General Partner is hereby authorized to employ, engage or contract with or dismiss from employment or engagement, persons to the extent deemed necessary by the General Partner for the operation and management of the Partnership.

5.3 Removal of General Partner. The General Partner may be removed for "good cause" by the Limited Partner, but only upon the following vote of the Members of the Parent: both (i) members owning in excess of 75% of the aggregate outstanding Percentage Interest and (ii) Class A Members owning in excess of 75% of the aggregate outstanding Percentage Interest (all as defined in the Operating Agreement for the Sole Limited Partner). As used herein, "good cause" is willful misfeasance, bad faith, gross negligence or reckless disregard by the General Partner in the performance of its duties, the criminal conviction under federal or state securities law of the General Partner, or the conviction of the General Partner for other criminal wrong-doing. Any removal shall be without prejudice to the rights, if any, of the General Partner under any contract of employment.

5.4 Resignation of General Partner. Any General Partner may resign as a General Partner at any time upon written Notice to the Partnership, without prejudice to the rights, if any, of the Partnership under any contract to which the General Partner is a party.

5.5 Term of Office as General Partner. The General Partner shall serve until the earliest to occur of (i) the resignation of the General Partner, or (ii) the removal of the General Partner.

5.6 Compensation of General Partner. The General Partner shall be reimbursed all reasonable expenses incurred in managing the Partnership, but will not be reimbursed for such items as salaries and benefits of its employees, office space, or general overhead expenses.

5.7 Indemnification.

A. No Limited Partner, General Partner or officer of the Partnership shall be liable or accountable in damages or otherwise to the Partnership for any error of judgment or any mistake of fact or law or for anything that such officer may do or refrain from doing except in the case of fraud, willful misconduct or gross negligence.

B. To the maximum extent permitted by law, the Partnership shall indemnify, defend, and hold harmless each of its Limited Partners, General Partners and officers from and against any claim, loss, liability or damage (including attorneys' fees incurred by any of them in connection with the defense of any action based on any such alleged act or omission, which attorneys' fees may be paid, as incurred, from Partnership funds) incurred by reason of an act performed, or omitted to be performed, by any of them on behalf of the Partnership and in furtherance of its interests as long as (i) such person determined, in good faith, that such action or inaction was in, or not opposed to, the best interests of the Partnership and (ii) such action or inaction did not constitute fraud, willful misconduct or gross negligence.

C. The Partnership may purchase and maintain insurance, at its expense to protect itself and any Limited Partner, General Partner, officer, employee or agent of the Partnership against any expense, liability or loss, whether or not the Partnership would have the power to indemnify such person.

ARTICLE 6. ALLOCATIONS OF NET PROFITS AND NET LOSSES AND DISTRIBUTIONS

6.1 Distributions of Cash Available from Operations and Net Proceeds from Capital Transaction. Unless otherwise determined by the Manager in its sole and absolute discretion, distributions of Cash Available from Operations from the Company and distributions of Net Proceeds from Capital Transaction shall be made to the Partners in accordance with their Percentage Interests, at such time as determined by the Manager. Such distributions shall be subject to the provisions of the Act regarding distributions.

6.2 Allocations. Gain and loss of the Partnership shall be allocated to the Partners in accordance with their Percentage Interests.

ARTICLE 7. TRANSFER AND ASSIGNMENT OF INTERESTS

7.1 Transfer and Assignment of Interests. Except as otherwise permitted in this Article 7, no Partner shall be entitled to transfer, assign, encumber or in any way alienate all or any part of his partnership interest except with the prior written consent of the General Partner. After the consummation of any transfer of any part of a partnership interest, the partnership interest so transferred shall continue to be subject to the terms and provisions of this Agreement and any further transfers shall be required to comply with all the terms and provisions of this Agreement.

7.2 Permitted Transfers. A Limited Partner may transfer his interest without consideration to a spouse, his issue, or to his parents, or to a trust for the benefit of himself, his spouse, his issue or his parents, or to a family limited partnership or LLC set up for estate planning purposes.

7.3 Substitution of Partners. A transferee of a partnership interest shall have the right to become a substitute Partner only if such person executes an instrument satisfactory to the General Partner accepting and adopting the terms and provisions of this Agreement, (ii) such person pays any reasonable expenses in connection with his admission as a new Partner, and (iii) the General Partner consents to such admission. The admission of a substitute Partner shall not result in the release of the Partner who assigned the partnership interest from any liability that such Partner may have to the Partnership.

7.4 Effective Date of Permitted Transfers. Any permitted transfer of all or any portion of a partnership interest shall not be effective until the requirements of Sections 7.1, 7.2 and 7.3 have been met. The General Partner shall provide the Partners with written notice of such transfer as promptly as possible after the requirements of Sections 7.1, 7.2 and 7.3 have been met. Any transferee of a partnership interest shall take ownership subject to the restrictions on transfer imposed by this Agreement.

7.5 No Effect to Transfers in Violation of Agreement. Upon any transfer of a partnership interest in violation of this Article 7, the transferee shall have no right to vote or to exercise any rights of a Partner nor shall such transferee be entitled to share in the Net Profits or receive any distributions under this Agreement.

ARTICLE 8. ACCOUNTING, RECORDS, REPORTING BY PARTNERS

8.1 Books and Records. The books and records of the Partnership shall be kept, and the financial position and the results of its operations recorded, in accordance with generally accepted accounting principles on an accrual basis. The books and records of the Partnership shall reflect all the Partnership transactions and shall be appropriate and adequate for the Partnership's business. The books and records will be adjusted at year-end utilizing separate worksheets to adjust the amounts for reporting for federal income tax purposes. A different accounting method may be elected for federal income tax purposes. The Partnership shall maintain at its principal office in California all of the following:

A. A current list of the full name and last known business or residence address of each Partner set forth in alphabetical order, together with the Capital Contributions, Capital Account and Percentage Interest of each Partner;

B. A copy of the Certificate and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which the Certificate or any amendments thereto have been executed;

C. Copies of the Partnership's federal, state, and local income tax or information returns and reports, if any, for the six most recent taxable years;

D. A copy of this Agreement and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments thereto have been executed;

E. Copies of the financial statements of the Partnership, if any, for the six most recent Fiscal Years;

F. The Partnership's books and records as they relate to the internal affairs of the Partnership for at least the current and past four Fiscal Years; and

G. The Partnership's books and records which are required to be maintained and retained in accordance with all federal, state, or other authorities having jurisdiction over the Partnership for the periods required by law.

8.2 Delivery to Partners and Inspections.

A. Upon the request of any Partner for purposes reasonably related to the interest of that Person as a Partner, the General Partner shall promptly deliver to the requesting Partner, at the expense of the Partnership, a copy of the information required to be maintained by Sections 8.1.A, B and C, and a copy of this Agreement.

B. Each Partner has the right, upon reasonable request for purposes reasonably related to the interest of the Person as Partner, to:

(i) inspect and copy during normal business hours any of the Partnership records described in Sections 8.1.A through G; and

(ii) obtain from the General Partner, promptly after their becoming available, a copy of the Partnership's federal, state, and local income tax or information returns for each Fiscal Year.

8.3 Financial and Other Statements.

A. The General Partner shall cause an annual statement to be prepared by the accountants for the Partnership which shall include a balance sheet, income statement, and statement of cash flow.

B. The General Partner shall cause to be prepared at least annually, at Partnership expense, information necessary for the preparation of the Partners' federal and state income tax returns. The General Partner shall send or cause to be sent to each Partner within ninety (90) days after the end of each taxable year such information as is necessary to complete federal and state income tax or information returns (Schedules K-1).

ARTICLE 9. DISSOLUTION AND WINDING UP

9.1 Dissolution. The Partnership shall be dissolved, its assets shall be disposed of, and its affairs wound up on the first to occur of the following:

A. Upon the entry of a decree of judicial dissolution pursuant to Section 15908.02 of the Corporations Code;

B. Upon the vote of the Sole Limited Partner; or

C. The sale or other disposition of all or substantially all of the assets of the Partnership.

9.2 Certificate of Dissolution. As soon as possible following the occurrence of any of the events specified in Section 9.1, the Partners who have not wrongfully dissolved the Partnership shall execute a Certificate of Dissolution in such form as shall be prescribed by the California Secretary of State and file the Certificate as required by the Act.

9.3 Winding Up. Upon the occurrence of any event specified in Section 9.1, the Partnership shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors. The General Partner or, if that position is vacant, the Partners shall be responsible for overseeing the winding up and liquidation of the Partnership, shall take full account of the liabilities of Partnership and assets, shall either cause its assets to be sold or distributed, and if sold as promptly as is consistent with obtaining the fair market value thereof. After paying all liabilities and excesses of the Partnership and establishing sufficient reserves for any future or contingent liabilities or excesses of the Partnership, the General Partner shall cause the proceeds there from, to the extent sufficient therefore, to be applied and distributed as provided in this Agreement and Section 15908.09 of the Corporations Code. The General Partner or Partners winding up the affairs of the Partnership shall give written notice of the commencement of winding up by mail to all known creditors and claimants whose addresses appear on the records of the Partnership. The General Partner or Partners winding up the affairs of the Partnership shall be entitled to reasonable compensation for such services.

9.4 Distributions in Kind. Any non-cash asset distributed to one or more Partners shall first be valued at its fair market value to determine the Net Profit or Net Loss that would have resulted if such asset were sold for such value, such Net Profit or Net Loss shall then be allocated pursuant to Section 6.2, and the Partners' Capital Accounts shall be adjusted to reflect such allocations. The amount distributed and charged to the Capital Account of each Partner receiving an interest in such distributed assets shall be the fair market value of such interest (net of any liability secured by such asset that such Partner assumes or takes subject to). The fair market value of such asset shall be determined by the General Partner or by the Partners or if any Partner objects by an independent appraiser (any such appraiser must be recognized as an expert in valuing the type of asset involved) selected by the General Partner or liquidating trustee and approved by the Partners.

9.5 Liquidating Distributions. All distributions to Partners upon the winding up and dissolution of the Partnership shall be made in accordance with Section 6.5 above.

9.6 Certificate of Cancellation. The General Partner or Partners who filed the Certificate of Dissolution shall cause to be filed in the office of, and on a form prescribed by, the California Secretary of State, a certificate of cancellation of the Certificate upon the completion of the winding up of the affairs of the Partnership.

9.7 No Action for Dissolution. Except as expressly permitted in this Agreement, a Partner shall not take any voluntary action that directly causes a Dissolution Event. The Partners acknowledge that irreparable damage would be done to the goodwill and reputation of the Partnership if any Partner should bring an action in court to dissolve the Partnership under circumstances where dissolution is not required by Section 9.1. This Agreement has been drawn carefully to provide fair treatment of all parties and equitable payment in liquidation of the partnership interests. Accordingly, except where the General Partner has failed to liquidate the Partnership as required by this Article 9, each Partner hereby waives and renounces its right to initiate legal action to seek the appointment of a receiver or trustee to liquidate the Partnership or to seek a decree of judicial dissolution of the Partnership on the ground that (a) it is not reasonably practicable to carry on the business of the Partnership in conformity with the Certificate or this Agreement, or (b) dissolution is reasonably necessary for the protection of the rights or interests of the complaining Partner. Damages for breach of this Section 9.7 shall be monetary damages only (and not specific performance), and the damages may be offset against distributions by the Partnership to which such Partner would otherwise be entitled.

ARTICLE 10. MISCELLANEOUS

10.1 Notices. All notices under this Agreement shall be in writing and shall be given to the Partner entitled thereto by personal service or by first class mail or certified mail (return receipt requested) or by reputable overnight courier to the address specified in Exhibit A.

10.2 Law of California. This Agreement and all amendments hereto shall be governed by the laws of the State of California; and in the event of litigation, venue shall reside in the County of San Diego.

10.3 Successors and Assigns. The terms and provisions of this Agreement shall be binding upon and inure to the benefit of the successors and assigns of the respective Partners.

10.4 Severability. In the event any portion of this Agreement is declared by a court of competent jurisdiction to be void, said portion shall he deemed severed from the remainder of the Agreement; and the balance of the Agreement shall remain in effect, unless the portion(s) declared void defeats the primary purposes of this Agreement.

10.5 Gender Neutral. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter genders; and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

10.6 Entire Agreement. This Agreement represents the entire understanding between the parties. No representations, promises, conditions or warranties have been made or entered into between the Parties hereto other than those expressly provided herein. This Agreement may not be amended, except in writing in accordance with the terms and provisions of this Agreement.

10.7 Dispute Resolution and Arbitration. In the event of any controversy, dispute or claim arising out of or relating to this Agreement or the obligations of the Partners to each other, the parties shall first attempt in good faith to resolve the matter mutually among them. To this end, the parties may agree on the services of professional mediator. If the parties are not able to resolve the controversy, dispute or claim among themselves, then any such controversy, dispute, or claim shall be resolved by submission to final and binding arbitration. The arbitration shall be conducted in accordance with the Commercial Rules of the American Arbitration Association, except as such rules are modified by this paragraph. The venue for the arbitration shall be located in San Diego County, California. The parties shall have the opportunity to agree mutually on the identity of the arbitration or arbitrators; provided, however, that if the parties do not agree on the identity of an arbitrator or arbitrators within thirty (30) days from the filing of a demand for arbitration with the American Arbitration Association, the arbitrator or arbitrators shall be selected in accordance with the selection process used by the American Arbitration Association. The American Arbitration Association shall select an arbitrator within sixty (60) days of being requested to do so, and the arbitration shall begin not more than ninety (90) days after the selection of the arbitrator or arbitrators. The arbitrator or arbitrators shall apply California substantive law in determining the award, including, without limitation, the Government Tort Claims Act and all applicable statutes of limitation; provided, however, that the arbitrator or arbitrators shall not have jurisdiction to award exemplary or punitive damages to any party. Section 1283.05 of the California Code of Civil Procedure shall apply in such arbitration proceedings. Judgment on the arbitration award may be entered by any court of competent jurisdiction and, in all cases submitted to arbitration, the parties agree to share equally the administration fee as well as the fee of the arbitrators. However, in such arbitration and in any litigation arising from or relating to such arbitration or to this Agreement or the obligations of the Partners, the prevailing party or parties shall be entitled to recover reasonable attorneys' fees, in addition to costs otherwise recoverable by law, and the prevailing party or parties shall also be entitled to recover reasonable attorneys' fees and costs incurred in the enforcement and collection of an award or judgment. It is agreed that this dispute resolution and arbitration provision shall apply to and be enforceable against the parents, shareholders, subsidiaries and affiliates of the parties hereto, and to disputes with or among said parents, shareholders, subsidiaries and affiliates arising out of or relating to this Agreement.

IN WITNESS WHEREOF, the Partners have executed this Agreement, effective as of the date written above.

Partnership:

R.A.C. BRESSI, L.P.,
a California limited partnership

By: Income Property Group'
Its: General Partner

By: ____________________________
William M. Chance
Its: President

By: ____________________________
D. Kevin Moriarty,
Exec. Vice President – Construction/Secretary

Sole Limited Partner:

ACTIVCARE AT BRESSI RANCH, LLC

By: INCOME PROPERTY GROUP,
a California corporation
Its: Manager

By: ____________________________
William M. Chance
Its: President

By: ____________________________
D. Kevin Moriarty,
Exec. Vice President – Construction/Secretary

General Partner:

INCOME PROPERTY GROUP,
a California corporation

By: ______________________________
William M. Chance
Its: President

By: ______________________________
D. Kevin Moriarty
Its: Exec. Vice President – Construction/Secretary

Withdrawing Limited Partners:

Class A Limited Partners

PRINCIPAL INVESTORS, LP
A California limited partnership

By: INCOME PROPERTY GROUP,
Its: General Partner

By ______________________________ Date:__________________________
William M. Chance, President/CEO

By ______________________________ Date:__________________________
Daniel Kevin Moriarty, Exec. Vice President –
Construction/Secretary

BRESSI HOLDING, LLC
A California limited liability company

By______________________________ Date:__________________________
Daniel Kevin Moriarty, President

By______________________________ Date:__________________________
B. Renee Barnard, Secretary

HCG LENDING, LLC
A California limited liability company
By: Its Manager

HEALTH CARE GROUP
A California corporation

By_________________________________ Date:_______________________
William M. Chance, Chairman/CEO

By_________________________________ Date:_______________________
Daniel Kevin Moriarty, Vice President – Development

_________________________________ Date:_______________________
WILLIAM M. CHANCE, Trustee under
Declaration of Trust dated February 16, 1988
Trust No. 2, as amended

_________________________________ Date:_______________________
DANIEL KEVIN MORIARTY, Trustee of the
Daniel A. Moriarty and Lorraine K. Moriarty
Declaration of Trust dated April 26, 1988 as amended

Class B Limited Partners

______________________________ Date:______________________

WILLIAM M. CHANCE, Trustee under
Declaration of Trust dated February 16, 1988
Trust No. 2, as amended

______________________________ Date:______________________

B. RENEE BARNARD, Trustee of the
Barnard Living Trust dated April 13, 2000

______________________________ Date:______________________

DANIEL KEVIN MORIARTY, Trustee
of the Moriarty Cary Family Trust dated
January 2, 1990, as amended

______________________________ Date:______________________

TODD A. SHETTER, Trustee of the
Todd. A. Shetter and Kristine Shetter Trust
dated October 1, 1999

______________________________ Date:______________________

JENNIFER M. BLAKE, Trustee of Trust B
Under the Ronald Joseph McElliott and Karen
Lee McElliott 1984 Trust dated August 4, 1984

______________________________ Date:______________________

FRANK A. VIRGADAMO, Trustee of the
Virgadamo Family Trust dated May 6, 1996

Class C Limited Partners

______________________________ Date:____________________

WILLIAM M. CHANCE, Trustee under
Declaration of Trust dated February 16, 1988
Trust No. 2, as amended

______________________________ Date:____________________

B. RENEE BARNARD, Trustee of the
Barnard Living Trust dated April 13, 2000

______________________________ Date:____________________

DANIEL KEVIN MORIARTY, Trustee
of the Moriarty Cary Family Trust dated
January 2, 1990, as amended

______________________________ Date:____________________

TODD A. SHETTER, Trustee of the
Todd. A. Shetter and Kristine Shetter Trust
dated October 1, 1999

Schedule A

Addresses

Exhibit 6(g)

(See Attached)

Reorganization Agreement

This Reorganization Agreement ("***Reorganization Agreement***") is made and entered into as of JUNE 23, 2011, by and among (i) the persons named on Schedule A hereto (each, a "***Member***" and collectively, the "***Members***"), in their capacity as limited partners in R.A.C. BRESSI, LP, a California Limited Partnership ("***RAC Bressi***") and in their capacity as members in BRESSI DEVELOPMENT, LLC, a California Limited Liability Company ("***Bressi Development***"), (ii) Income Property Group, a California corporation ("***Company Manager***"), and (iii) ACTIVCARE AT BRESSI RANCH, LLC, a California Limited Liability Company ("***Company***").

RECITALS

A. Each Member has been provided a disclosure document (the "***Disclosure Document***") containing information related to (i) the Company, (ii) the Company's proposed offering of an aggregate of $5,000,000 of Class A units of its membership interests (the "***Company Class A Units***"), in a securities offering (the "***Offering***") to be made pursuant to an Offering Statement filed on Form 1-A (the "***Offering Statement***") pursuant to Regulation A promulgated under the Securities Act of 1933, as well as certain registrations or exemptions under the laws of the states in which the Company Class A Units will be offered, and (iii) the transactions contemplated by this Reorganization Agreement.

B. The Company was formed on June 8, 2011 for the purpose of acquiring, financing and otherwise disposing of all or any portion of the membership interests in Bressi Development and all or any portion of the limited partnership interests in RAC Bressi. The Company will construct, own and operate the 50-unit, 80-bed memory-care facility on a 2.5 acre parcel of land located at 6255 Nygaard Street, Carlsbad, California, known as "ActivCare at Bressi Ranch", through its two subsidiaries, Bressi Development and RAC Bressi.

C. Through this Reorganization Agreement, the Company intends to acquire and the Members intend to exchange all of the membership interests in Bressi Development and all of the limited partnership interests in RAC Bressi from the Members contemporaneously with the closing of the offering reflected in the Offering Statement. The Company Manager will be the manager of Bressi Development with control over its operations and Company Manager will be the general partner of RAC Bressi with control over its operations.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I: Description of Transaction.

1.1 Escrow. Company has opened escrow with Comerica Bank (the "***Escrow Agent***"). Company shall forward counterpart copy(ies) of this Reorganization Agreement signed by all parties hereto. Escrow Agent's contact information follows:

[to come]

1.2 Exchange. Each Member hereby agrees to exchange certain membership interests in Bressi Development and certain limited partnership interests in RAC Bressi (the "***Exchange Interests***") for certain membership interests in Company (the "***Class B Interests***"), in such amounts and as more particularly described on Exhibit A. In furtherance thereof, each Member shall, concurrently with the delivery to Company and Escrow Agent of signed copies of this Reorganization Agreement, execute and deliver to Escrow Agent the following: (i) Fully Restated and Amended Operating Agreement for Bressi Development, LLC, a California limited liability company, in the form of Exhibit A-1; (ii) Fully Restated and Amended Limited Partnership Agreement for R.A.C. Bressi, LP, a California limited partnership, in the form of Exhibit A-2; (iii) Operating Agreement of Activcare at Bressi Ranch, LLC, in the form of Exhibit A-3; and (iv) the resignation of the managers of Bressi Development, in the form of Exhibit A-4; respectively. Each Member authorizes Escrow Agent to release such executed documents upon the conditions precedent set forth in Section 1.4.

1.3 Closing; Closing Date. The consummation of the transactions contemplated by this Reorganization Agreement (the "***Closing***") shall take place at 10:00 a.m. on a date to be designated by Company (the "***Closing Date***"), which shall be no later than the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 1.4.

1.4 Conditions Precedent. The consummation of the transactions contemplated by this Reorganization Agreement is subject to the satisfaction or waiver of the following conditions precedent:

(a) Sale of a total of 5,000 Offered Units (as defined in the Preliminary Offering Circular) for $5,000,000;

(b) The satisfaction or waiver of all conditions precedent to the release to the Company of the proceeds from the Offering;

(c) Receipt from all Members identified on Exhibit A of a fully executed signature page to this Reorganization Agreement; and

(d) Consent of Mutual of Omaha Bank to the reorganization reflected by this Reorganization Agreement.

1.5 Further Action. If, at any time after the Closing, any further action is determined by Company to be necessary or desirable to carry out the purposes of this Reorganization Agreement or to vest Company with full right, title and possession of and to all right, title and interest in the membership interests of Bressi Development and the limited partnership interests of RAC Bressi, the parties hereto agree to cooperate with each other and execute any documents reasonably necessary to carry out the intent and purpose of this Agreement.

ARTICLE II Representations and Warranties of the Company.

The Company represents and warrants to the Members as follows:

2.1 Full Disclosure.

(a) The Offering Statement will not, (i) contain any representation, warranty or information that is false or misleading with respect to any material fact, or (ii) omit to state any material fact necessary in order to make the representations, warranties and information contained and to be contained herein and therein (in the light of the circumstances under which such representations, warranties and information were or will be made or provided) not false or misleading.

(b) None of the information supplied or to be supplied by or on behalf of the Company to a Member, at the time it is delivered to the Member or at the Closing, contains any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

2.2 Authority; No Conflict. This Reorganization Agreement constitutes the legal, valid, and binding obligation of Company, enforceable against Company in accordance with its terms.

ARTICLE III Representations and Warranties of Members

Each Member (severally, and not jointly) represents and warrants to Company as follows:

3.1 Authority; No Conflict.

(a) This Reorganization Agreement constitutes the legal, valid, and binding obligation of Member, enforceable against Member in accordance with its terms.

(b) Neither the execution and delivery of this Reorganization Agreement nor the consummation or performance of any of the transactions contemplated herein will, directly or indirectly (with or without notice or lapse of time) contravene, conflict with, or result in a violation or breach of any provision of, or give any person the right to declare or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any agreement between the Member and a third party.

(c) No Member is or will be required to give any notice to or obtain any consent from any person in connection with the execution and delivery of this Reorganization Agreement or the consummation or performance of any of the transactions contemplated herein.

3.2 Investment Representations.

(a) Each Member is acquiring the Class B Interests for their own account and not with a view to their distribution within the meaning of Section 2(11) of the Securities Act. Each Member is an "accredited investor" as such term is defined in Rule 501(a) under the Securities Act.

(b) Each Member acknowledges that the sale of the Exchange Interests has not been accomplished pursuant to any general solicitation or advertisement and is not the direct result of an investment seminar sponsored by the Company or any of its affiliates.

(c) Each Member is fully aware that the Class B Interests being acquired pursuant to this Reorganization Agreement have not been registered with the U.S. Securities and Exchange Commission and are instead being offered and issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act and the regulations promulgated thereunder, which reliance is based in part upon my representations set forth herein. Each Member understands that the Class B Interests being acquired pursuant to this Reorganization Agreement have not been registered under applicable state securities laws and are being offered and sold pursuant to the exemptions specified in said laws and, unless they are registered, may not be re-offered for sale or resold except in a transaction or as a security exempt under those laws and the Securities Act. Each Member understands that the Company has no obligation or intention to register any of the Class B Interests for resale or transfer under the Securities Act or any state securities laws. Each Member further understands that the specific approval of such resales by the state securities administrator may be required in some states.

3.3 No Encumbrance.

Each Member is the sole beneficial owner of the Exchange Interests and the Exchange Interests are free and clear of any liens or encumbrances, other than those certain liens held by HCG as more fully described in Section 4.1 hereof (other than restrictions on transfer under applicable state and federal laws and restrictions). Each Member has good and marketable title to the Exchange Interests and the right and authority to sell the Exchange Interests to the Company pursuant to this Reorganization Agreement and without any third party consent.

3.4 Access to Information. Each Member hereby:

(a) acknowledges receipt of the Disclosure Document including information specific to the exchange transaction identified in this Reorganization Agreement;

(b) acknowledges receipt of or access to all documents and information he/she/it has requested relating to the transactions contemplated by this Reorganization Agreement;

(c) acknowledges that he/she/it has been given an opportunity to ask questions and get such further information as the Member desires with respect to the Company, the transactions described in this Reorganization Agreement and the Offering;

(d) acknowledges that he/she/it has adequate information to make the investment decision reflected by this Reorganization Agreement;

(e) acknowledges that he/she/it has been advised that Company counsel has prepared this Reorganization Agreement and the related documents and is not representing any Member in connection therewith, and that Member has been advised to seek independent counsel to assess the impact on the Member (including tax impacts) of the transactions reflected herein; and

(f) acknowledges that Member is not required to enter into this Reorganization Agreement, and Member's execution hereof is entirely voluntary.

3.5 Authority. The Member hereby grants the manager of Bressi Development and the general partner of RAC Bressi the power and authority to do all things and execute any and all documents necessary or appropriate to consummate the transaction referenced herein.

ARTICLE IV– Security Interest

4.1 Acknowledgment. The Class B, Series B-2 and Series B-3 Members (as Class B and Class C Members of Bressi Development and as Class B and Class C Limited Partners of RAC Bressi, referred to in this Article IV as a "***Contributor***") previously entered into that certain Contribution Agreement with Health Care Group, a California corporation ("***HCG***") pursuant to which each such Member is liable to HCG for repayment of certain amounts paid by HCG, all as more particularly described in that certain Contribution Agreement dated as of July 29, 2010 (the "***Contribution Agreement***"). Each Contributor has granted a perfected security interest in his/her/its membership interest (s) in Bressi Development and limited partnership interest(s) in RAC Bressi in favor of HCG to secure his/her/its obligations under the Contribution Agreement.

4.2 Grant of Security Interest. By execution hereof, each Contributor (as a Class B, Series B-2 and Class B, Series B-3 Member) hereby pledges, mortgages, assigns and grants to HCG, to secure all his/her/its obligations as a contributor under the Contribution Agreement, a first priority perfected security interest in all his/her/its right, title and interest in the Company as a as a Class B, Series B-2 and Class B, Series B-3 Member, and all now existing and hereafter arising rights of the holder of such Class B Member interests, including, without limitation, all voting and rights to and interest in all cash and noncash distributions and all other property now or hereafter distributable on account of or receivable with respect to any of the foregoing (the "***Collateral***"). By execution hereof, each Contributor hereby authorizes HCG and its counsel to file UCC financing statements in form and substance satisfactory to HCG for the purpose of perfecting the security interest granted herein.

4.3 Consent of HCG. By execution hereof, HCG hereby releases its security interest in the membership interests of the Class B and Class C Members of Bressi Development and the limited partnership interests of the Class B and Class C Limited Partners of RAC Bressi, and accepts a first priority perfected security interest in all each such Contributor's right, title and interest in the Company as a as a Class B, Series B-2 and Class B, Series B-3 Member, as the case may be.

4.4 Compensation Payable to HCG.

(a) Company and each Member hereby acknowledge that, as consideration to HCG for entering into the Contribution Agreement and for performing its obligations thereunder, Bressi Development has agreed that, upon the sale to a third party of all right, title and interest in and to the ActivCare at Bressi Ranch facility, Bressi Development must pay HCG compensation to be agreed upon between Bressi Development and HCG after good faith negotiations and that, in the event the parties cannot agree upon such amount, then Bressi Development is required to pay an amount equal to one percent (1%) of the aggregate net consideration (after payment of commissions and other costs of sale) received by Bressi Development for the sale of the real estate and improvements held in the ActivCare at Bressi Ranch facility.

(b) Company, Bressi Development, RAC Bressi and each Member hereby agree that the Contribution Agreement continues in full force and effect, notwithstanding the reorganization reflected in this Reorganization Agreement, amended as follows: the obligation of Bressi Development to pay such compensation to HCG, however, is assumed jointly and severally by the Members hereunder, and the Members irrevocably instruct Company to withhold such compensation (upon determination thereof in accordance with the terms of the Contribution Agreement) from amounts payable to the Members on account of their Class B Interests.

4.5 Rights of HCG as Secured Party. Upon the occurrence of default by a Contributor under the Contribution Agreement, HCG may do any one or more of the following:

(a) Foreclose or otherwise enforce HCG's security interest in any manner permitted by law, or provided for in this Reorganization Agreement;

(b) Sell or otherwise dispose of any Collateral at one or more public or private sales at HCG's place of business or any other place or places, including, without limitation, any broker's board or securities exchange, whether or not such Collateral is present at the place of sale, for cash or credit or future delivery, on such terms and in such manner as HCG may determine;

(c) Recover from the applicable Contributor all costs and expenses, including, without limitation, reasonable attorneys' fees, incurred or paid by HCG in exercising any right, power or remedy provided by this Reorganization Agreement;

(d) Vote or consent, and in connection therewith the applicable Contributor hereby grants to HCG a proxy to vote or to consent, with respect his/her/its Class B, Series B-2 and Class B, Series B-3 Member interests; and

(e) Restrict the prospective bidders or purchasers of the Collateral to persons or entities who (1) will represent and agree that they are purchasing for their own account, for investment, and not with a view to the distribution or sale of any of the Collateral; and (2) satisfy the offeree and purchaser requirements for a valid private placement transaction under Section 4(2) of the Securities Act of 1933, as amended (the "*Act*"), and under Securities and Exchange Commission Release Nos. 33-6383; 34-18524; 35-22407; 39-700; IC-12264; AS-306, or under any similar statute, rule or regulation. The applicable Contributor agrees that disposition of the Collateral pursuant to any private sale made as provided above may be at prices and on other terms less favorable than if the Collateral were sold at public sale, and that HCG has no obligation to delay the sale of any Collateral for public sale under the Act. The Company agrees that a private sale or sales of Collateral made under the foregoing circumstances shall be deemed to have been made in a commercially reasonable manner.

ARTICLE V – Covenant regarding Certain Funds

5.1 Commitment of Company. Company, as an inducement to the Members to exchange their interests as more particularly set forth herein, agrees that, upon the Closing, it will deliver an amount calculated as described in this Section 5.1 (approximately $1,230,000) of the net proceeds of the Offering to Bressi Development. The amount to be distributed to Bressi Development will be calculated as the net proceeds from the Offering remaining after payment of the line items entitled "Offering Expenses", "Selling Commissions & Fees", "Subordinated Debt Payoff" and "General Working Capital"on the "Estimated Uses of Proceeds" from the Offering set forth on Exhibit B attached hereto, as will be set forth in substantially similar fashion in the Offering Statement.

5.2 Commitment of Bressi Development. Bressi Development, as an inducement to the Members to exchange their interests as more particularly set forth herein, agrees that it will use such the net proceeds received from Company pursuant to Section 5.1 above solely for the purpose of making debt service payments or other payments under the senior loan made by Mutual of Omaha Bank to Bressi Development.

ARTICLE VI - Miscellaneous.

6.1 Governing Law. This Reorganization Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of California, without giving effect to principles of conflicts of law.

6.2 Entire Agreement; Amendment. Except as expressly set forth herein, this Reorganization Agreement sets forth the entire agreement and understanding of the parties relating to the subject matter herein and merges all prior discussions between them. No modification of or amendment to this Reorganization Agreement, nor any waiver of any rights under this Reorganization Agreement, shall be effective unless in writing signed by the parties to this Reorganization Agreement.

6.3 Notices. Any notice required or permitted by this Reorganization Agreement shall be in writing and shall be deemed sufficient when delivered personally or the next business day when sent by nationally recognized overnight courier or three business days after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, and addressed to the party to be notified at such party's address as set forth below or as subsequently modified by written notice.

6.4 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

NOW, THEREFORE, the parties have executed this Reorganization Agreement as of the date first set forth above.

[Signature page follows]

In exchange for Class A Members

PRINCIPAL INVESTORS, LP
A California limited partnership

By: INCOME PROPERTY GROUP,
Its General Partner



By: ______________________ Date: 6/21/2011
William M. Chance, President/CEO



By: ______________________ Date: 6/21/11
Daniel Kevin Moriarty, Exec. Vice President – Construction/Secretary

BRESSI HOLDING, LLC
A California limited liability company



By: ______________________ Date: 6/21/11
Daniel Kevin Moriarty, President



By: ______________________ Date: 6/21/11
B. Renee Barnard, Secretary

HCG LENDING, LLC
A California limited liability company
By: Its Manager

HEALTH CARE GROUP
A California corporation



By: ______________________ Date: 6/21/2011
William M. Chance, Chairman/CEO



By: ______________________ Date: 6/21/11
Daniel Kevin Moriarty, Vice President – Development



______________________ Date: 6/21/2011
WILLIAM M. CHANCE, Trustee under
Declaration of Trust dated February 16, 1988
Trust No. 2, as amended

DANIEL KEVIN MORIARTY, Trustee of the
Daniel A. Moriarty and Lorraine K. Moriarty
Declaration of Trust dated April 26, 1988 as amended

Date: 6/21/11

In exchange for Class B Members



WILLIAM M. CHANCE, Trustee under
Declaration of Trust dated February 16, 1988
Trust No. 2, as amended

Date: 6/10/2011



B. RENEE BARNARD, Trustee of the
Barnard Living Trust dated April 13, 2000

Date: 6/21/2011



DANIEL KEVIN MORIARTY, Trustee
of the Moriarty Cary Family Trust dated
January 2, 1990, as amended

Date: 6/21/11



TODD A. SHETTER, Trustee of the
Todd. A. Shetter and Kristine Shetter Trust
dated October 1, 1999

Date: 6-21-11



JENNIFER M. BLAKE, Trustee of Trust B
Under the Ronald Joseph McElliott and Karen
Lee McElliott 1984 Trust dated August 4, 1984

Date: 06/23/2011



FRANK A. VIRGADAMO, Trustee of the
Virgadamo Family Trust dated May 6, 1996

Date: 6-23-2011

In exchange for Class C Members



WILLIAM M. CHANCE, Trustee under
Declaration of Trust dated February 16, 1988
Trust No. 2, as amended

Date: 6/21/2011



B. RENEE BARNARD, Trustee of the
Barnard Living Trust dated April 13, 2000

Date: 6/21/2011



DANIEL KEVIN MORIARTY, Trustee
of the Moriarty Cary Family Trust dated
January 2, 1990, as amended

Date: 6/21/11



TODD A. SHETTER, Trustee of the
Todd. A. Shetter and Kristine Shetter Trust
dated October 1, 1999

Date: 6-21-11

Exhibit B

ESTIMATED USES OF PROCEEDS FROM THE OFFERING

	Total Offering	
	Dollar Amount	%
Gross Proceeds	$5,000,000	100%
Offering Expenses	$135,000	2.7%
Selling Commissions & Fees	$500,000	10.0%
Net Proceeds	$4,365,000	87.3%
Subordinated Debt Payoff	$1,663,000	33.3%%
Intended Contribution to Bressi Development	$1,232,000	24.6%
General Working Capital	$1,470,000	29.4%%
Total Use of Proceeds	$5,000,000	100.0%

Exhibit (9)

(See Attached)

ESCROW AGREEMENT

This Escrow Agreement (this "Agreement") is entered into as of July 8, 2011, by and between ActivCare at Bressi Ranch, LLC, a California limited liability company (the "Company"), and Comerica Bank, a Texas banking corporation (in its capacity as escrow holder, the "Escrow Holder").

RECITALS

This Agreement is entered into in reference to the following facts:

(a) The Company is offering (the "Offering") to sell, on an all-or-nothing basis, $5,000,000 (the "Offering Amount") of its Class A Units of membership interest ("Offered Units") to qualified subscribers (individually, a "Subscriber," and collectively, "Subscribers"), pursuant to an Offering Statement filed with the United States Securities and Exchange Commission on Form 1-A (the "Offering Statement") and certain registrations or exemptions under the securities laws of the states in which the Offered Units are to be sold.

(b) The Company desires that the Escrow Holder act as escrow holder for the funds from the Subscribers ("Proceeds") received by the Company until the escrow period has ended and the Offering is closed or otherwise terminated. The Escrow Holder is willing to act in such capacity, subject to the terms hereof.

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, the parties hereto hereby agree as follows.

ARTICLE 1 - ESCROW FUNDS

1.1 Appointment. The Escrow Holder shall act as escrow holder for the Proceeds, subject to the terms hereof.

1.2 Escrow Account. Immediately following the Company's and the Escrow Holder's execution and delivery of this Agreement and before the date of the commencement of the Offering, the parties shall establish an escrow account at Comerica Bank as escrow account number 49508-0339SUB, designated by the Escrow Holder (the "Escrow Account") for the purpose of receiving and holding the Proceeds.

1.3 Deposits in Escrow.

(a) The Company shall cause each Subscriber purchasing Offered Units to deliver the Proceeds to the Escrow Holder at the time such Subscriber delivers a completed and executed Purchaser Questionnaire and Subscription Agreement ("Subscription Agreement") to the Company in the form attached to the Offering Statement. The Escrow Holder shall deposit and hold all Proceeds in the Escrow Account at all times until such funds are disbursed therefrom in accordance with the terms hereof. Promptly after its receipt of any Proceeds, the Escrow Holder shall notify the Company that the Escrow Holder has received the Proceeds. As and when such Proceeds are delivered to the Escrow Holder, the Company will also deliver to the Escrow Holder copies of executed Subscriber Subscription Agreements for each Subscriber whose funds are included in such Proceeds and a completed Funds Transmittal Memo in the form attached hereto as Exhibit A. Upon request from time to time, the Escrow Holder shall notify the Company of the amount of the Proceeds then held in the Escrow Account.

(b) Proceeds in the form of cash or its equivalent are deemed deposited into the Escrow Account when delivered to the Escrow Holder. Any Proceeds deposited in the form of a check, draft or similar instrument are deemed deposited when the collectability thereof has been confirmed (hereinafter "Collected Funds"). All such checks and similar instruments shall be made payable to "Comerica Bank, as Escrow Holder for ActivCare at Bressi Ranch, LLC." Any checks or other instruments that are not made so payable shall be returned by the Escrow Holder to the party submitting the check or other similar instrument. Any check returned unpaid to the Escrow Holder shall be returned to the party that submitted the check and the Escrow Holder shall promptly notify the Company of such return.

(c) The Proceeds shall be disbursed by the Escrow Holder from the Escrow Account by wire transfer of funds or by check payable to the appropriate distributee at the address set forth herein, except for disbursements of Proceeds payable to itself under the terms hereof.

1.4 Investment of Proceeds. Any Proceeds held in the Escrow Account shall be invested by the Escrow Holder, in Comerica Bank money market accounts. The Escrow Holder is not obligated to earn any particular rate of return. Any interest, dividends or similar return received by the Escrow Holder upon such investments shall be deposited in the Escrow Account and shall be distributed in accordance with this Agreement.

ARTICLE 2 – DISBURSEMENT PROCEDURES

2.1 Disbursement of Proceeds. The Escrow Holder shall hold and disburse the Proceeds in accordance with the following procedures:

(a) If the Company receives and accepts subscriptions from Subscribers in an amount equal to the Offering Amount on or before the Cut Off Date (as hereinafter defined) and the Company determines, in its discretion, that all other conditions to the closing of the Offering as described in the Offering Statement have been satisfied (collectively, the "Release Conditions"), then the Company shall immediately notify the Escrow Holder that the Release Conditions have been satisfied, and of the date thereof (the "Closing Date"). The determination of whether the Offering Amount has been received before the Cut Off Date shall be determined on the basis of Collected Funds as of such date. "Cut Off Date" means January 31, 2012. Promptly after its receipt of such notice(s) and instructions from the Company, the Escrow Holder shall disburse to the Company by wire transfer or such other reasonable method of payment requested by the Company the principal amount of all Proceeds along with accrued interest then held by Escrow Holder.

(b) If the Company does not receive and accept subscriptions from Subscribers for the Offering Amount and/or the Release Conditions are not otherwise met on or before the Cut Off Date then the Company shall immediately give notice to the Escrow Holder of the termination of the Offering. Promptly after such notification, the Escrow Holder shall return directly to each Subscriber, as a complete distribution, such Subscriber's subscription amount including any accrued interest thereon, without deduction, penalty, or expense to the Subscriber. Furthermore, in such event, the Proceeds shall not, under any circumstance, be returned to the Company for return to the Subscribers. The Company represents, warrants and agrees that the Proceeds returned to each Subscriber are and shall be free and clear of any and all claims of the Company and its creditors.

(c) If a Subscriber's subscription is not accepted or, if after a Subscriber's subscription is accepted, the Company determines that it must be returned, then the Company shall immediately give written notice of such fact to the Escrow Holder. Promptly after its receipt of such notice, the Escrow Holder shall return to the subject Subscriber, as a complete distribution, the Subscriber's subscription amount together with any interest accrued thereon. If the Company rejects any subscription for which the Escrow Holder has not yet received Collected Funds, but has submitted the Subscriber's check for collection, then the Escrow Holder shall promptly issue a check in the amount of the Subscriber's check to the rejected Subscriber after the Escrow Holder has cleared such funds. If the Escrow Holder has not yet submitted a rejected Subscriber's check for collection, then the Escrow Holder shall promptly remit the Subscriber's check directly to the Subscriber.

(d) The Escrow Holder shall not be required to take any action under this Section 2.1 until it shall have received proper written notification from the Company. The Escrow Holder shall not be required to release any funds that constitute the Proceeds unless the funds represented thereby are Collected Funds.

ARTICLE 3 - GENERAL ESCROW PROCEDURES

3.1 Accounts and Records. The Escrow Holder shall keep accurate books and records of all transactions hereunder. The Company and Escrow Holder shall each have reasonable access to one another's books and records concerning the Offering and the Proceeds. Upon final disbursement of the Proceeds, the Escrow Holder shall deliver to the Company a complete accounting of all transactions relating to the Proceeds.

3.2 Duties. The Escrow Holder's duties and obligations hereunder shall be determined solely by the express provisions of this Agreement. The Escrow Holder's duties are purely contractual in nature. Nothing in this Agreement shall be construed to give rise to any fiduciary obligations of the Escrow Holder with respect to the Subscribers or to the other parties to this Agreement. Except for a possible reference to the definitions of certain words or terms defined in the Subscription Agreement, but not defined herein, the Escrow Holder is not charged with any duties or responsibilities with respect to the Subscription Agreement and shall not otherwise be concerned with the terms thereof.

3.3 Disputes.

(a) If there is any disagreement or the presentation of any adverse claim or demand in connection with the disbursement of the Proceeds, the Escrow Holder may, at its option, after providing written notice to the Company of such disagreement or adverse claim or demand, refuse to comply with any such claims or demands during the continuance of such disagreement and may refrain from delivering any item affected hereby, and in so doing, the Escrow Holder shall not become liable to the undersigned or to any other person, due to its failure to comply with such adverse claim or demand. If the Company does not provide satisfactory assurances to the Escrow Holder that it may act in accordance with the other provisions of this Agreement, then the Escrow Holder shall be entitled to continue, without liability, to refrain and refuse to act until:

(i) authorized to disburse the Proceeds by an order from a court purporting to have jurisdiction of the parties and the Proceeds, after which time the Escrow Holder shall be entitled to act in conformity with such order; or

(ii) the Escrow Holder (i) shall have been notified that all differences shall have been adjusted by agreement, and (ii) shall have been directed in writing to take certain actions with respect to the Proceeds subject to the adverse claim or demand, signed jointly or in counterpart by the Company and by all persons making adverse claims or demands, at which time the Escrow Holder shall be protected in acting in compliance therewith.

(b) At any time prior to the Escrow Holder's receipt of a court order or a notice, as provided in clauses "(i)" or "(ii)" of this Subsection 3.3, the Escrow Holder may, but is not required to, file a suit in interpleader and obtain an order from the court requiring the parties to interplead and litigate in such court adverse claims or demands raised pursuant to this Section 3.3. If such interpleader suit is brought, the Escrow Holder shall *ipso facto* be fully released and discharged from all obligations to further perform any and all duties or obligations imposed upon it in relation to the disputed amount. The Company shall reimburse the Escrow Holder for all costs, expenses, and reasonable attorney's fees expended or incurred by the Escrow Holder in connection with such adverse claim or demand, the amount thereof to be fixed and judgment thereof to be rendered by the court in such lawsuit.

3.4 Arbitration.

(a) All disputes between The Company and Subscribers, on the one hand, the Escrow Holder on the other hand, relating to the payment of the Escrow Deposit and/or the Escrow Holder's rights, obligations, and liabilities arising from or related to this Agreement shall be resolved by mandatory binding expedited arbitration under the Commercial Arbitration Rules of the American Arbitration Association ("AAA") in effect as of the date the request for arbitration is filed (the "Rules") before a single, neutral, arbitrator, selected in accordance with the Rules. Each of the parties may initiate such arbitration pursuant to the Rules. The arbitration shall be held in Dallas, Texas (such site being herein referred to as the "Forum").

(b) The Company, the Subscriber, and the Escrow Holder s will abide by any decision rendered in such arbitration, and that any court having jurisdiction may enforce such a decision. Each of the parties hereto submits to the non-exclusive personal jurisdiction of the courts of the Forum as an appropriate place for compelling arbitration or giving legal confirmation of any arbitration award, and irrevocably waives any objection which it may now or hereafter have to venue of any such enforcement proceeding brought in any said courts and any claim of inconvenient forum. Service of process for all arbitration proceedings may be made in accordance with the Rules and shall be deemed effective as provided therein.

(c) Any claim or action of any kind (including, but not limited to, any claims for breach of contract), against the Escrow Holder arising out of or connected with this Agreement shall be barred and waived unless asserted by the commencement of an arbitration proceeding within one hundred eighty (180) days after the accrual of the action or claim. This limitation shall also apply to claims, which might otherwise be asserted against the Escrow Holder as a "set-off", credit, cross-complaint, or defense. This section and the forgoing limitation shall survive termination of this Agreement.

3.5 Liability Limited. The Escrow Holder shall not be liable to anyone whatsoever by any reason of error of judgment or for any act done or step taken or omitted by it in good faith or for any mistake of fact or law or for anything which it may do or refrain from doing in connection herewith unless caused by or arising out of its own negligence or misconduct. In no event shall the Escrow Holder be liable for any indirect, special, consequential or punitive damages. The Company represents to the Escrow Holder that it has and shall continue to solicit the advice of its counsel regarding compliance with all applicable state and federal securities laws in connection with the offer and sale of the Offered Units, and that it will act in accordance with such advice. The Escrow Holder shall have no responsibility to ensure the Company's compliance with any such securities laws in connection with the Offering.

3.6 Reliance on Documents, Etc. The Escrow Holder may rely on and shall be protected in acting in reliance upon any instructions or directions furnished to it in writing or pursuant to any provisions of this Agreement and shall be entitled to treat as genuine, and as the document it purports to be, any letter, paper, or other document furnished to it and believed by it to be genuine and to have been signed and presented by the proper party or parties. The Company shall not include the Escrow Holder's name in any document unless such document has been approved in writing by the Escrow Holder, except with regard to those documents pertaining to and referring to the Escrow Holder's functions as escrow holder pursuant to this Agreement.

3.7 Indemnification. The Company shall indemnify, defend, and hold harmless the Escrow Holder from and against all losses, damages, costs, charges, payments, liabilities, and expenses, including all costs of litigation, investigation and reasonable legal fees incurred by the

Escrow Holder and arising directly or indirectly out of its role of as escrow holder pursuant to this Agreement, except as caused by its misconduct or negligence. The Escrow Holder does not assume any responsibility for the failure of any other of the parties to make payments or perform the conditions of this Agreement as set forth herein. The Escrow Holder may consult with counsel of its choice and shall have full and complete authorization and protection for any action taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel. The provisions of this Section 3.7 shall survive the termination of this Agreement.

3.8 Compensation. The Company agrees to pay the Escrow Holder, as compensation for its services hereunder: (a) a $3,500 non-refundable start-up fee, payable upon the Escrow Holder's execution of this Agreement; and (b) a $40 bank wiring fee (for funds in and for funds out) upon the Escrow Holder's demand. Upon demand, the Company will pay or reimburse the Escrow Holder for all expenses, disbursements and advances incurred or made at the request of the Company. The Escrow Holder agrees that no fee, reimbursement for costs and expenses, indemnification for any damages incurred by the Escrow Holder, or any monies whatsoever shall be paid out of or chargeable to the Proceeds in the Escrow Account unless and until Collected Funds in the Offering Amount have been deposited therein on or before the Cut Off Date.

3.9 Filings and Resolution. Concurrently with the execution and delivery of this Agreement, the Company shall deliver to the Escrow Holder (a) a copy of its articles of organization, (b) resolutions, signed by its manager, authorizing it to enter this Agreement, and (c) a completed Certificate of Authority in the form acceptable to the Escrow Holder which reflects the names and titles of the persons authorize all documents to be signed hereunder by the Company and includes an originally handwritten exemplar of such person's signature.

3.10 Resignation. The Escrow Holder may resign as the escrow holder at any time by giving thirty (30) days written notice thereof to all other parties. Upon notice of resignation by the Escrow Holder, the other parties shall appoint a replacement escrow holder within that thirty-(30) day period. The Escrow Holder may deliver the Proceeds to the replacement escrow holder upon (a) notice of the appointment of a new escrow holder, and (b) payment to the Escrow Holder in full of all fees due the Escrow Holder. If no such replacement or substitute has been appointed within 30 days of the Escrow Holder's notice of resignation, then the Escrow Holder may, at the expense of the Company, petition any court of competent jurisdiction for the appointment of a successor escrow holder. Upon appointment of successor escrow holder, the Escrow Holder shall forward all documents and deposits pertaining to the escrow to the successor.

3.11 Identification Number. The Company represents and warrants that (a) its Federal tax identification number specified on the signature page of this Agreement underneath its signature is correct and is to be used for 1099 tax reporting purposes, and (b) it is not subject to backup withholding. The Company shall provide the Escrow Holder with the tax identification number for any person or entity to whom interest is paid on any of the Proceeds.

3.12 Term. The term of this Agreement shall commence as of the date and the year first above written and shall end on the date (the "Term End Date") which is either (i) the Company's notification to the Escrow Holder of the termination of the Offering pursuant to Section 2.1(c) of this Agreement, or (ii) the Final Closing Date; provided, however, that the Escrow Holder shall perform all necessary actions pursuant to Subsections 2.1(a), (b), (c) or (d) hereof in connection with the Proceeds then being held by the Escrow Holder.

3.13 USA Patriot Act Notice.

(a) To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each person or entity that opens an account.

(b) WHAT THIS MEANS FOR YOU: when you open an account, we will ask the name and address of the entity and other information that will allow us to identify the business or organization. We may also ask to see identifying documents.

ARTICLE 4 - GENERAL PROVISIONS

4.1 Notice. Any notice, request, demand or other communication provided for hereunder to be given shall be in writing and shall be delivered personally, by certified mail, return receipt requested, postage prepaid, or by transmission by a telecommunications device, and shall be effective (a) on the day when personally served, including delivery by overnight mail and courier service, (b) on the third business day after its deposit in the United States mail, and (c) on the business day of confirmed transmission by telecommunications device. The addresses of the parties hereto (until notice of a change thereof is served as provided in this Section 4.1) shall be as follows:

To the Escrow Holder:
Comerica Bank
Special Corporate Financial Services
Two Embarcadero Center, Suite 300
San Francisco, California 94111
Attn: Larry Nelson, Vice President
415.477.3248 Office
415.477.3240 Fax
lnelson@comerica.com

To the Company:
ActivCare at Bressi Ranch, LLC
c/o Income Property Group
9619 Chesapeake Drive, Suite 103
San Diego, CA 92123
Attn: W. Major Chance
Chief Executive Officer
858.565.4424 Office
858.354.0040 Fax
major@healthcaregrp.com

4.2 Effect of Agreement. This Agreement shall inure to the benefit of, and be binding upon, the respective successors and assigns of the parties hereto.

4.3 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the state of California.

4.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but which together shall constitute one and the same instrument. Delivery of an executed counterpart of this Agreement by facsimile shall be equally effective as delivery of a manually executed counterpart of this Agreement. Any party delivering an executed counterpart by facsimile shall also deliver a manually executed counterpart of this Agreement, but failure to do so shall not affect the validity, enforceability, of binding effect of this Agreement.

4.5 Final Agreement. This Agreement is intended by the Escrow Holder and the Company to be the final, complete, and exclusive expression of the agreement between them. This Agreement supersedes any and all prior oral or written agreements relating to the subject matter hereof. No modification, rescission, waiver, release, or amendment of any provision of this Agreement shall be made, except by a written agreement signed by the parties hereto by a duly authorized officer thereof.

4.6 Confidentiality.

(a) The Escrow Holders shall keep confidential (and to cause our officers, directors, employees, agents, and representatives to keep confidential) information provided to us by the Company concerning the Company (the "Information") in accordance with its procedures applicable to its own information of a similar nature. At the Company's request the Escrow Holder shall, except as provided below, promptly to return to the Company or destroy, the Information. The Escrow Holder may retain the Information if it acts as Escrow Holder hereunder or as may be required to be maintained under any applicable state or federal law.

(b) The Escrow Holder may disclose Information (i) to such of its officers, directors, employees, agents and representatives as need to know Information in connection with our evaluation of the above referenced escrow; (ii) to the extent required by applicable laws or by any subpoena or similar legal process (and the Escrow Holder will allow the Company to contest such production if legally possible) or requested by any bank regulatory authority; (iii) to the extent such Information (A) becomes publicly available other than as a result of a breach of this Agreement, (B) becomes available to us on a non-confidential basis from a source other than the Company or (C) was available to us on a non-confidential basis prior to its disclosure to the Escrow Holder by the Company; (iv) to the extent the Company shall have consented to such disclosure in writing. The Escrow Holder shall use the Information (except to the extent the conditions referred to in subclauses "(A), "(B)" and "(C)" of clause "(iii)" above have been met and as provided in the second to last paragraph of this letter) only to evaluate the proposed escrow transaction.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date and the year first above written.

"COMPANY"
ActivCare at Bressi Ranch, LLC
By Income Property Group
Its Manager



By: ______________________
W. Major Chance
Chief Executive Officer

Tax ID No. 45-2636068

Agreed and Accepted.
"ESCROW HOLDER"
Comerica Bank



By: ______________________
Lawrence T. Nelson,
Vice President-
Special Corporate Financial Services

EXHIBIT "A"
TO
ESCROW AGREEMENT

FUNDS TRANSMITTAL LETTER

To: Comerica Bank
Special Corporate Financial Services
Two Embarcadero Center, Suite 300
San Francisco, California 94111
Attn: Larry Nelson, Vice President

Date: __________, 201__
Account No. ___________
Escrow No. 49508-0339SUB

Gentlemen:

We enclose herewith wire(s) or check(s) to your order or duly endorsed by the undersigned for $____________________ to cover subscription(s) to stock and/or other securities of ActivCare at Bressi Ranch, LLC as follows:

Name & Address of Subscriber	Number of Shares or Units	Class of Stock or Securities	W / C	Amount of Subscription	Amount of Money Deposited

Total: _______

You are instructed to hold such proceeds in escrow pursuant to the Escrow Agreement for the above-referenced escrow.

This letter is sent to you in duplicate. Please receipt and return one copy for our files and retain the original.

ActivCare at Bressi Ranch, LLC

By ______________________________
Authorized Signatory

RECEIVED the above referred to funds, to be held in escrow and held subject to the Escrow Agreement for the above-referenced escrow, as of _______, 201__.

Comerica Bank

By ______________________________
Authorized Signatory

Exhibit 10(a)

(See Attached)



LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
B K R International

CONSENT OF INDEPENDENT ACCOUNTANTS AND AUDITORS

The Members of
ActivCare at Bressi Ranch, LLC
San Diego, California

Lavine, Lofgren, Morris & Engelberg, LLP consents to the use in the Offering Circular constituting a part of this Offering Statement on Form 1-A, as it may be amended, of: (i) our independent accountants' review reports dated June 13, 2011 relating to the financial statements of Bressi Development LLC as of and for the three months ended March 31, 2011, and the financial statements of R.A.C. Bressi, LP as of and for the three months ended March 31, 2011, and (ii) our independent auditors' reports dated June 13, 2011 relating to the financial statements of Bressi Development LLC as of December 31, 2010 and for the period from inception (May 5, 2010) to December 31, 2010, the financial statements of R.A.C. Bressi, LP as of December 31, 2010 and for the period from inception (May 25, 2010) to December 31, 2010, and the balance sheet of ActiveCare at Bressi Ranch, LLC as of June 8, 2011.

Lavine, Lofgren, Morris & Engelberg, LLP

July 11, 2011

Exhibit 10(b)

(See Attached)

Consent and Certification by Underwriter

1. The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by ActivCare at Bressi Ranch, LLC pursuant to Regulation A in connection with a proposed offering of Class A Units of membership interest to the public.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

Courtlandt Securities Corporation
(Underwriter)



By: __________

Name: Michael L. Orr

Its: President, CEO

Date July/11/2011

Exhibit (11)

(See Attached)

July 11, 2011

ActivCare at Bressi Ranch, LLC
9619 Chesapeake Drive, Ste. 103
San Diego, CA 92123

Re: Offering Statement on Form 1-A

Ladies and Gentlemen:

We have served as counsel to ActivCare at Bressi Ranch, LLC, a California limited liability company (the "Company"), in connection with certain matters of California law arising out of the qualification of 5,000 Class A Units of the Company's membership interest (the "Units"), to be issued and sold in a public offering. The Units are covered by the above-referenced Offering Statement and all amendments thereto (the "Offering Statement"), filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Act of 1933, as amended (the "1933 Act") and Regulation A promulgated thereunder.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the "Documents"):

1. The Articles of Organization of the Company, certified by the Secretary of State of the State of California;

2. The Operating Agreement of the Company as filed with the Offering Statement; and

3. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party's obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a limited liability company, duly organized and validly existing under and by virtue of the laws of the State of California.

2. The Units, when and if issued against payment therefor in accordance with the Offering Statement, will be legally issued, fully paid and nonassessable.

The foregoing opinion is limited to the substantive laws of the State of California and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of California.. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Offering Statement.

We hereby consent to the filing of this opinion as an exhibit to the Offering Statement and to the use of the name of our firm therein.

Very truly yours,

/s/ Kaplan & Frank, PLC

Exhibit (12)

Our written Sales Material consists of a (i) printed advertisement in accordance with Rule 251(d)(1)(ii)(C) of Regulation A and Section 25102(n)(5) of the California Corporations Code, (ii) 10-page marketing brochure and (iii) 4-page marketing brochure (which is a short form of the 10-page brochure). Each of the printed advertisement and the brochures is attached below. The print advertisement is intended to be disseminated through our website, http://activcare.vcmms.com/.

(See Attached)

ActivCare At Bressi Ranch
Residential Memory Care

ActivCare at Bressi Ranch Regulation A Offering

Class A Units of Membership Interest

$5,000,000 Maximum Aggregate Offering

Artist Rendering. Actual Building Expected to be Completed in September 2011.

FOR RESIDENTS OF CALIFORNIA, COLORADO, ILLINOIS AND MINNESOTA MEETING THE SUITABILITY STANDARDS SET FORTH IN THE OFFERING CIRCULAR ONLY

The Offered Units are preferred units, entitled to certain preferences, as described in the Offering Circular, in the distribution of both our operating cash flow and distributable net proceeds from capital transactions.
Purchasers of Class A Units Receive
the greater of:

*8% Preferred Return**

Or

*50% of the Distributable Operating Cash Flow***

Up To

*12% Internal Rate of Return*** on Invested Capital*

With

*25% of Distributable Operating Cash Flow** following IRR Hurdle*

*the preferred return is merely a preference as to distributions and is not a guaranty of a particular rate of return
**see the Offering Circular for complete offering information and page two of this brochure for more detail.
*** see the Offering Circular and the company's Operating Agreement included therewith for complete explanation of the Internal Rate of Return calculation

THIS INFORMATIONAL BROCHURE IS DESIGNED FOR MAKETING PURPOSES ONLY. It does not constitute an offer to sell or a solicitation of an offer to buy any security. Such offers may only be made by ActivCare at Bressi Ranch, LLC's (the "Company") offering circular which has either been provided to you previously or accompanies this informational brochure. None of the securities described herein and in the offering circular may be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered to the purchasing investor and the offering statement, of which the offering circular is a part, filed with the Commission becomes qualified. Furthermore, no securities may be sold or offers to buy may be accepted in any state in which the securities described herein and in the offering circular may be offered prior to either the registration of the securities in such state or the Company's determination of a valid exemption to registration in such state. This informational brochure does not purport to be complete and must be read in conjunction with the offering circular.

The offering described in the offering circular and this informational brochure is open to residents of the states of California, Colorado, Illinois and Minnesota only and may only be made in those jurisdictions. If you are not a resident of one of these states, or you do not meet the Company's suitability standards, you must return all materials related to the offering immediately.

An investment in the Company's offered units is highly speculative and is suitable only for persons who are able to evaluate the risks of their investment. An investment in the Company's offered units is subject to numerous risks and should be made only by persons able to bear the risk of and to withstand the total loss of their investment. Prospective purchasers must read the offering circular in its entirety, including without limitation the section entitled "risk factors," prior to making an investment decision. There is no guaranty the Company will meet your investment objectives.

ActivCare
At
Bressi Ranch
Residential Memory Care

ActivCare at Bressi Ranch Community

ActivCare at Bressi Ranch community will open September 2011. It will consist of an 80-unit, single-story building containing 39,400 square feet, with residential accommodations for seniors requiring memory care services. The building will have four wings with unique accommodations. One wing will be designed to accommodate residents with mild cognitive impairment. These residents need a programmed environment but do not need a secured perimeter, as they do not have a propensity to wander. The perimeter will nevertheless be monitored to ensure these residents' safety. Two of the four wings will be dedicated to the ActivCare® program, a proprietary care and activity program designed by Health Care Group,for those residents with Alzheimer's disease and other dementia related disorders. These residents' cognitive issues have progressed to a level where they have a diagnosis of dementia and are in need of an enhanced program and a secured perimeter.

The fourth wing of the building will be the ActivCare® Plus area, another proprietary care program designed by Health Care Group, which is dedicated to residents who have a diagnosis of dementia, and the progression of the disease has impacted their physical well being. These residents have become transfer and wheelchair dependent, and the ActivCare® program is modified to meet their needs based upon their diminished physical capacity. Comprehensively, the ActivCare at Bressi Ranch is designed to meet the needs of residents with Alzheimer's disease and other forms of dementia throughout the disease process, and the configuration of the building will allow HCG to program each area to meet the changing needs of each resident. Services provided to all residents will include 24-hour care , three meals daily and snacks, assistance with bathing and dressing, medication supervision, housekeeping and laundry, transportation to medical appointments, planned daily activities, telephone and cable TV available in all rooms and an onsite barber/beauty salon.

ActivCare at Bressi Ranch Regulation A Offering

The Offered Units are Class A units of membership interests in ActivCare at Bressi Ranch, LLC. ("the company"). As preferred units, the Offered Units are entitled to certain preferences, as described in the offering circular, in the distribution of both our operating cash flow and distributable net proceeds from capital transactions.

- $5,000,000 Maximum Aggregate Offering
- Purchasers of Class A Units receive the greater of 8% per annum cumulative preferred return on their unreturned capital or 50% of the operating cash flow.
- Once Class A Members have received an aggregate IRR equal to 12% from operating cash flow or proceeds from capital transactions all subsequent distributions are: 25% to Class A members and 75% to Class B Members.
- Capital transactions are considered a sale or a refinance. Proceeds from either would first go Class A members.*

* Refer to the Offering Circular for Details and Risks.

ActivCare At Bressi Ranch
Residential Memory Care

National Demand

Across the United States, the elderly population is rapidly increasing, which has resulted in an expansion of the senior housing and long-term care industries. The U.S. Bureau of the Census estimates that between 1990 and 2050, the number of Americans aged 65 and older will more than double (from 31 million in 1990 to more than 79 million in 2050). Over the next five years the fastest growing age group is expected to be the 65+ population. In the United States, the proportion of the population made up of persons 65 years of age or older is projected to increase from 12.4% of the population in 2000 to 20.7% by 2050 because of the aging of the baby boom generation and increased longevity. The implications of this increase on the delivery and financing of healthcare will be profound, because elderly persons use healthcare services at a greater rate than younger persons. The larger number of elderly persons will also place greater pressure on the budget for the Medicare program and other government programs, such as Medicaid, which pays for about half the total costs of nursing home care.


Percentage Change in Number with Alzheimer's Disease Compared to 2000
Percent
70
60
50
40
30
20
10
0
9%
27%
50%
2010
2020
2025
2011 Alzheimer's Disease Facts and Figures report at alz.org/facts

Regional Demand Analysis

ActivCare at Bressi Ranch will be located in the city of Carlsbad in San Diego County, California. Situated in the northern portion of the county, Carlsbad is a coastal community recognized for its scenic location, low population density, city ordinances protecting sensitive wildlife habitats and for maintaining strict policies governing the amount of land within city limits available for development of any kind. Land is at a premium and, thus, real estate is expensive even by Southern California standards. The annual *Forbes Magazine©* study which ranks the most expensive zip codes in the U.S., ranked Carlsbad zip codes as some of the most expensive in the nation. The city encompasses a total land area of 40.8 square miles with an estimated population density of 2,565 persons per square mile.

Between 2000 and 2009, the population in the U.S. grew 9.0% and is expected to grow 5.1% over the next five years. From 2000 to 2009, the population in San Diego County grew 8.9% and is expected to grow 6.0% over the next five years. During the same period, the population in Carlsbad grew 27.2% and is expected to grow 12.2% over the next five years. Over the next five years, the general population is projected to increase by 12,179 in Carlsbad and increase by 183,367 in San Diego County.

Competition

A Market Study of a Proposed Assisted-Living Facility at Bressi Ranch dated July 10, 2009 (the "Market Study") defines our primary market area as the area from which 70-90% of our intended residents will be drawn and describes it geographically as containing the towns of Carlsbad, Vista, San Marcos and Encinitas. Within the primary market area there are six operating competitors that offer assisted living services. The secondary market area is the area from which the remainder of the intended residents will be drawn, which the Market Study defines as the balance of the San Diego Metropolitan Area. Our primary competitors have, in the aggregate 545 beds, which as of the date of the Market Study, were 97.3% occupied.

ActivCare Residential Memory Care

The ActivCare® - Residential Memory Care program within each Health Care Group community is specially designed to adapt to the unique needs of people who have Alzheimer's disease or other related dementia. The program is therapeutic in nature and addresses the physical, mental, psychological and spiritual needs of each individual. Each resident's individuality, dignity, and self-esteem are maintained while strengths and abilities are maximized.

ActivCare® has flexibility to adapt to each resident's needs. For example, a resident who may be up during the night will require more sleep in the morning. Special activities and snacks in the evening hours will be provided to allow the resident to sleep longer in the morning.

A daily 24-hour activity schedule may include: exercise, nature walks, arts and crafts, special events and activities of daily living. Although there is flexibility for individual participation and they are free to follow their own agenda, residents are encouraged to take part in the organized activities. These carefully planned activities are instrumental in minimizing the restlessness typical to those with Alzheimer's disease and related dementia.

ActivCare® Residential Memory Care provides a secure environment with freedom of movement within the community, as well as outdoors. Residents' individual rooms are decorated with personal items and furniture to ensure a home-like quality. Large great rooms allow for multiple spaces where the activity programs can meet the residents' individual preferences. Wide doorways and corridors provide easy access and encourage social interaction.









The above pictures are renderings of the property.


ActivCare®
Residential Memory Care

Operations

Dedicated to honoring commitments to its residents, employees and owners/investor clients, Health Care Group has created an outstanding management team comprised of senior managers with proven records of accomplishment. This talented team has over 90 years of senior housing and nursing care experience, and has been together since the inception of the ActivCare® program in 1988.

These strong working relationships facilitate the effectiveness of the leadership team and provide exceptional leadership and direction to the employees who support it. The team has implemented innovative programs in employee training, quality improvement, customer care and technology in order to make the onsite staff as satisfied and efficient as possible.

Management of ActivCare at Bressi Ranch

R.A.C. Bressi, LP ("RAC Bressi"), our prospective subsidiary whom we will acquire as of the closing of the Offering, has contracted with Health Care Group to manage the day-to-day affairs of ActivCare at Bressi Ranch. Health Care Group will be compensated for managing ActivCare at Bressi Ranch pursuant to the terms of RAC Bressi's management agreement with Health Care Group. Health Care Group was founded by W. Major Chance in 1981 to serve as the operator and manager of senior assisted living facilities located primarily in Southern California. Today, Health Care Group operates nine senior assisted living facilities including seven which operate Health Care Group's trademarked ActivCare, memory-care assisted living program. Eight of Health Care Group's current operating facilities are located in Southern California, with the ninth located in Alabama. Our company will rely on the executive officers and directors of Health Care Group to operate the ActivCare at Bressi Ranch facility.


ActivCare at Bressi Ranch lobby rendering.

Management Team



W. Major Chance, Chairman/Chief Executive Officer

W. Major Chance has led the HCG management team since its inception in 1981. Throughout his tenure, Mr. Chance has coordinated all the finance, development and management activities of the company, focusing on the company's strategic direction and maximizing the efficient implementation of the firm's available assets. Mr. Chance has established and maintained all the significant lending relationships for the firm and has coordinated all the financing activities including construction loans, permanent financing and refinancing of its assets.



B. Renee Barnard, President/Chief Financial Officer

Ms. Barnard has over 20 years' experience in senior housing and healthcare, and prior to her current role served as the Chief Operating Officer for HCG for over 10 years. She is a licensed Nursing Home and Residential Care Facility Administrator, and has served on the State of California Governor's Alzheimer's Advisory Board, as well as serving as the current chair of the Assisted Living Association of Alabama. Ms. Barnard has been responsible for overseeing all aspects of the ongoing operation of the company's senior housing communities, including nursing, food service, resident care, marketing, maintenance, accounting, human resources and information technologies.



Todd Shetter, Chief Operating Officer

Mr. Shetter has over 20 years of experience in the senior housing and healthcare industry, and prior to his current role at HCG served as the Vice President of Marketing for the Company for over 10 years. He is a licensed Nursing Home and Residential Care Facility Administrator, and has successfully served as an Administrator/Executive Director at a number of multi-level retirement communities over the course of his career with HCG. Mr. Shetter has served on the Board of Directors of Senior Community Centers of San Diego, and is a current Board Member of the George G. Glenner Alzheimer's Family Centers.



D. Kevin Moriarty, Executive Vice President, Development and Construction

Mr. Moriarty graduated from Arizona State University with a degree in Construction Engineering and has over 25 years' experience in the real estate and development industry. Since 1992, he has coordinated the development efforts for the company with the CEO, overseeing site selection, feasibility analysis, project configuration, conceptual design, governmental approvals and construction document preparation and permitting. Mr. Moriarty is licensed in the State of California as a Real Estate Broker and a General Contractor.

Health Care Group Company Overview

Introduction and History

Privately owned and established in 1981, Health Care Group has 30 years of experience and track record in development, acquisitions/repositioning and operations of senior housing and skilled nursing communities. A San Diego based organization; HCG currently manages nine senior housing and care communities, offering 1,884 accommodations, including 414 Memory Care beds, in California and Alabama. HCG has made a strategic decision not to continue the third party management contract it entered into upon the 2006 sale of seven of its California facilities, and to focus its efforts on the development and management of Memory Care facilities based on the ActivCare® platform. It will continue its management of the Birmingham, Alabama and Long Beach, California facilities, which are owned by the principals of HCG.

HCG currently operates three stand-alone ActivCare® communities (including two developed by HCG). Four of HCG's other managed communities also include ActivCare® components within their campuses.

HCG's heritage is deeply entrenched in enhancing the lives of residents and families by providing appropriate Memory Care that bridges the gap between congregate retirement living and skilled nursing care. HCG led the charge to enhance the living conditions for Alzheimer's residents in California, making inroads in legislation via a three-year pilot project study (SB481) for the State of California Department of Social Services, which led to the first legislation (SB732) in 1995 allowing a secured perimeter in an assisted living environment. Prior to its development of the ActivCare® program, the only living arrangement with a secured perimeter available to those with Alzheimer's disease in California was a skilled nursing facility.

HCG developed and opened its first stand-alone, purpose-built Memory Care community (trademarked ActivCare®) in 1988. This new 24-hour residential living program utilized many of the benefits found in Alzheimer's day-care programs and coupled them with trained and loving caregivers. The program quickly evolved and now cares for over 300 residents in Southern California. Since 1988, ActivCare® has cared for more than 5,000 residents. HCG's goal, then and now, is to provide relief to family caregivers by assisting persons with Alzheimer's disease and other forms of cognitive impairment. HCG's expertise and its commitment to this expanding population strongly position HCG for future growth.

HCG possesses the corporate culture, the specific management expertise, and the demonstrable focus on quality care that uniquely position HCG to provide significant value to a senior housing investor. HCG has consistently created value in the communities that it has developed, acquired/repositioned and operated, always seeking to identify improvements that will assist in the achievement of desired occupancy targets and provide for sustaining a long-term investment. Most importantly, HCG knows that flexibility is a key to success in the senior housing industry. Accordingly, in addition to its ActivCare® program, HCG has created other custom-tailored programs over time to meet the ever-changing needs of its residents.

Such programs include:

Bressi Club: This platform is designed for residents with early memory loss.

ActivCare®: This platform is designed to provide Alzheimer's residents with a secure environment, a non-judgmental, loving atmosphere, stimulating activities, and trained, caring staff.

ActivCare® Plus: This program is designed to meet the needs of non-ambulatory, high acuity Memory Care patients.



Company Mission, Principles and Operating Philosophies



Mission

HCG's Mission is threefold in order to address its three primary customers:

Residents

The mission of HCG is to provide choices in senior housing and healthcare, and to make a positive difference in the lives of senior citizens. The mission of the ActivCare® program specifically is to help Memory Care residents live life to the fullest in a secure and supportive environment by enabling them to maintain a high level of self-esteem and dignity through numerous activities in a secure, home-like setting.



Staff

HCG has well-trained staff and many in management hold long-term tenure with HCG. HCG understands that it is only as good as the individuals that work for it. The Executive Director, Program Director and the Marketing Director are the key positions at the community level. The Corporate Management Team members have all worked in various capacities at the community level, which gives them a first-hand understanding of the challenges faced by the on-site Executive Directors and their community-based teams on a daily basis.



Investors

Once the right location has been selected, taking good care of its customer (both resident and family) and supporting its staff are the cornerstones of a financially successful community. HCG has been successful by adjusting its programming or developing new programs to meet the ever-changing needs of its residents. Examples of such programs include ActivCare®, Vintage Club, Royal Club and Terrace Club. HCG's creation and management of these programs, including the sale of communities at the appropriate time, have resulted in an economic gain to investors of over $82 million over HCG's lifespan.





Who May Invest?


ActivCare
At
Bressi Ranch
Residential Memory Care

An investment in the Offered Units involves significant risk and is only suitable for persons who have adequate financial means, desire a relatively long-term investment and who will not need immediate liquidity from their investment. There is no public market for our Offered Units and we cannot assure you that one will develop, which means that it may be difficult for you to sell your Offered Units. This investment is not suitable for persons who require immediate liquidity or guaranteed income, who seek a short-term investment, or who cannot bear the loss of their entire investment.

In consideration of these factors, we have established suitability standards for purchasers of the Offered Units in this offering and subsequent purchasers of our Offered Units from third parties. These suitability standards require that a purchaser of our Offered Units have, excluding the value of a purchaser's home, furnishings and automobiles, either:

a net worth of at least $250,000; or

a gross annual income of at least $70,000 and a net worth of at least $70,000.

Residents of the State of California must meet heightened standards of suitability in order to be "qualified purchasers" under California law.

In the case of sales to fiduciary accounts (such as an IRA, Keogh Plan, or pension or profit sharing plan), these suitability standards must be met by the beneficiary, the fiduciary account or by the person who directly or indirectly supplied the funds for the purchase of our Offered Units if that person is the fiduciary. In the case of gifts to minors, the suitability standards must be met by the custodian account or by the donor.

These suitability standards are intended to help ensure that, given the long-term nature of an investment in our Offered Units, our investment objectives and the relative illiquidity of the Offered Units, an investment in the Offered Units is an appropriate investment for those who become Class A Members

ActivCare At Bressi Ranch
Residential Memory Care



HOW TO INVEST

For additional information please contact:

Courtlandt Securities Corporation
3991 Macarthur Boulevard Suite 320
Newport Beach, CA 92660-3004

(800) 994-7094 Ext. 221

investorrelations@courtlandgroup.com
www.courtlandtgroup.com

THIS INFORMATIONAL BROCHURE IS DESIGNED FOR MAKETING PURPOSES ONLY. It does not constitute an offer to sell or a solicitation of an offer to buy any security. Such offers may only be made by ActivCare at Bressi Ranch, LLC's (the "Company") offering circular which has either been provided to you previously or accompanies this informational brochure. None of the securities described herein and in the offering circular may be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered to the purchasing investor and the offering statement, of which the offering circular is a part, filed with the Commission becomes qualified. Furthermore, no securities may be sold or offers to buy may be accepted in any state in which the securities described herein and in the offering circular may be offered prior to either the registration of the securities in such state or the Company's determination of a valid exemption to registration in such state. This informational brochure does not purport to be complete and must be read in conjunction with the offering circular.

The offering described in the offering circular and this informational brochure is open to residents of the states of California, Colorado, Illinois and Minnesota only and may only be made in those jurisdictions. If you are not a resident of one of these states, or you do not meet the Company's suitability standards, you must return all materials related to the offering immediately.

An investment in the Company's offered units is highly speculative and is suitable only for persons who are able to evaluate the risks of their investment. An investment in the Company's offered units is subject to numerous risks and should be made only by persons able to bear the risk of and to withstand the total loss of their investment. Prospective purchasers must read the offering circular in its entirety, including without limitation the section entitled "risk factors," prior to making an investment decision. There is no guaranty the Company will meet your investment objectives.


ActivCare
At
Bressi Ranch
Residential Memory Care
ActivCare at Bressi Ranch Regulation A Offering
Class A Units of Membership Interest
$5,000,000 Maximum Aggregate Offering
Artist Rendering. Actual Building Expected to be Completed in September 2011.

FOR RESIDENTS OF CALIFORNIA, COLORADO, ILLINOIS AND MINNESOTA MEETING THE SUITABILITY STANDARDS SET FORTH IN THE OFFERING CIRCULAR ONLY

The Offered Units are preferred units, entitled to certain preferences, as described in the Offering Circular, in the distribution of both our operating cash flow and distributable net proceeds from capital transactions. Purchasers of Class A Units Receive the greater of:

*8% Preferred Return**

Or

*50% of the Distributable Operating Cash Flow***

Up To

*12% Internal Rate of Return*** on Invested Capital*

With

*25% of Distributable Operating Cash Flow** following IRR Hurdle*

**the preferred return is merely a preference as to distributions and is not a guaranty of a particular rate of return*

**see the Offering Circular for complete offering information and page two of this brochure for more detail.

*** see the Offering Circular and the company's Operating Agreement included therewith for complete explanation of the Internal Rate of Return calculation

ActivCare at Bressi Ranch Community

The ActivCare at Bressi Ranch community will open September 2011. It will consist of an 80-unit, single-story building containing 39,400 square feet, with residential accommodations for seniors requiring memory care services.

Comprehensively, the ActivCare at Bressi Ranch is designed to meet the needs of residents with Alzheimer's disease and other forms of dementia throughout the disease process, and the configuration of the building will allow HCG to program each area to meet the changing needs of each resident. Services provided to all residents will include 24-hour care , three meals daily and snacks, assistance with bathing and dressing, medication supervision, housekeeping and laundry, transportation to medical appointments, planned daily activities, telephone and cable TV available in all rooms and an onsite barber/beauty salon.

See Offering Circular for complete description and information.

ActivCare Residential Memory Care

The ActivCare® - Residential Memory Care program within each Health Care Group community is specially designed to adapt to the unique needs of people who have Alzheimer's disease or other related dementia. The program is therapeutic in nature and addresses the physical, mental, psychological and spiritual needs of each individual. Each resident's individuality, dignity, and self-esteem are maintained while strengths and abilities are maximized.

A daily 24-hour activity schedule may include: exercise, nature walks, arts and crafts, special events and activities of daily living. Although there is flexibility for individual participation and they are free to follow their own agenda, residents are encouraged to take part in the organized activities. These carefully planned activities are instrumental in minimizing the restlessness typical to those with Alzheimer's disease and related dementia.

National Demand

Across the United States, the elderly population is rapidly increasing, which has resulted in an expansion of the senior housing and long-term care industries. The U.S. Bureau of the Census estimates that between 1990 and 2050, the number of Americans aged 65 and older will more than double (from 31 million in 1990 to more than 79 million in 2050). The implications of this increase on the delivery and financing of healthcare will be profound, because elderly persons use healthcare services at a greater rate than younger persons.

Regional Demand Analysis

ActivCare at Bressi Ranch is located in the city of Carlsbad in San Diego County, California. Land is at a premium and, thus, real estate is expensive even by Southern California standards. The annual *Forbes Magazine©* study which ranks the most expensive zip codes in the U.S., ranked Carlsbad zip codes as some of the most expensive in the nation. Between 2000 and 2009, the population in the U.S. grew 9.0% and is expected to grow 5.1% over the next five years. From 2000 to 2009, the population in San Diego County grew 8.9% and is expected to grow 6.0% over the next five years. During the same period, the population in Carlsbad grew 27.2% and is expected to grow 12.2% over the next five years.

Competition

A Market Study of a Proposed Assisted-Living Facility at Bressi Ranch dated July 10, 2009 (the "Market Study") defines our primary market area as the area from which 70-90% of our intended residents will be drawn and describes it geographically as containing the towns of Carlsbad, Vista, San Marcos and Encinitas. Within the primary market area there are six operating competitors that offer assisted living services. The secondary market area is the area from which the remainder of the intended residents will be drawn, which the Market Study defines as the balance of the San Diego Metropolitan Area. Our primary competitors have, in the aggregate 545 beds, which as of the date of the Market Study, were 97.3% occupied.

Health Care Group Company Overview

Introduction and History

Privately owned and established in 1981, Health Care Group has 30 years of experience and track record in development, acquisitions/repositioning and operations of senior housing and skilled nursing communities. A San Diego based organization; HCG currently manages nine senior housing and care communities, offering 1,884 accommodations, including 414 Memory Care beds, in California and Alabama. HCG has made a strategic decision not to continue the third party management contract it entered into upon the 2006 sale of seven of its California facilities, and to focus its efforts on the development and management of Memory Care facilities based on the ActivCare® platform. It will continue its management of the Birmingham, Alabama and Long Beach, California facilities, which are owned by the principals of HCG.

HCG currently operates three stand-alone ActivCare® communities (including two developed by HCG). Four of HCG's other managed communities also include ActivCare® components within their campuses.

HCG's heritage is deeply entrenched in enhancing the lives of residents and families by providing appropriate Memory Care that bridges the gap between congregate retirement living and skilled nursing care. HCG led the charge to enhance the living conditions for Alzheimer's residents in California, making inroads in legislation via a three-year pilot project study (SB481) for the State of California Department of Social Services, which led to the first legislation (SB732) in 1995 allowing a secured perimeter in an assisted living environment. Prior to its development of the ActivCare® program, the only living arrangement with a secured perimeter available to those with Alzheimer's disease in California was a skilled nursing facility.

HCG developed and opened its first stand-alone, purpose-built Memory Care community (trademarked ActivCare®) in 1988. This new 24-hour residential living program utilized many of the benefits found in Alzheimer's day-care programs and coupled them with trained and loving caregivers.

HCG possesses the corporate culture, the specific management expertise, and the demonstrable focus on quality care that uniquely position HCG to provide significant value to a senior housing investor.

Company Mission, Principles and Operating Philosophies

Mission

HCG's Mission is threefold in order to address its three primary customers:

Residents

The mission of HCG is to provide choices in senior housing and healthcare, and to make a positive difference in the lives of senior citizens. The mission of the ActivCare® program specifically is to help Memory Care residents live life to the fullest in a secure and supportive environment by enabling them to maintain a high level of self-esteem and dignity through numerous activities in a secure, home-like setting.

Staff

HCG has well-trained staff and many in management hold long-term tenure with HCG. HCG understands that it is only as good as the individuals that work for it. The Executive Director, Program Director and the Marketing Director are the key positions at the community level. The Corporate Management Team members have all worked in various capacities at the community level, which gives them a first-hand understanding of the challenges faced by the on-site Executive Directors and their community-based teams on a daily basis.

Investors

Once the right location has been selected, taking good care of its customer (both resident and family) and supporting its staff are the cornerstones of a financially successful community. HCG has been successful by adjusting its programming or developing new programs to meet the ever-changing needs of its residents. Examples of such programs include ActivCare®, Vintage Club, Royal Club and Terrace Club. HCG's creation and management of these programs, including the sale of communities at the appropriate time, have resulted in an economic gain to investors of over $82 million over HCG's lifespan.


Artist Rendering.


Artist Rendering.

Management of ActivCare at Bressi Ranch

Health Care Group was founded by W. Major Chance in 1981 to serve as the operator and manager of senior assisted living facilities located primarily in Southern California. Today, Health Care Group operates nine senior assisted living facilities including seven which operate Health Care Group's trademarked ActivCare, memory-care assisted living program. Eight of Health Care Group's current operating facilities are located in Southern California, with the ninth located in Alabama. Our company will rely on the executive officers and directors of Health Care Group to operate the ActivCare at Bressi Ranch facility.

Operations

Dedicated to honoring commitments to its residents, employees and owners/investor clients, Health Care Group has created an outstanding management team comprised of senior managers with proven records of accomplishment. This talented team has over 90 years of senior housing and nursing care experience, and has been together since the inception of the ActivCare® program in 1988.

These strong working relationships facilitate the effectiveness of the leadership team and provide exceptional leadership and direction to the employees who support it. The team has implemented innovative programs in employee training, quality improvement, customer care and technology in order to make the onsite staff as satisfied and efficient as possible.


ActivCare
At
Bressi Ranch
Residential Memory Care

Who May Invest?

An investment in the Offered Units involves significant risk and is only suitable for persons who have adequate financial means, desire a relatively long-term investment and who will not need immediate liquidity from their investment. There is no public market for our Offered Units and we cannot assure you that one will develop, which means that it may be difficult for you to sell your Offered Units. This investment is not suitable for persons who require immediate liquidity or guaranteed income, who seek a short-term investment, or who cannot bear the loss of their entire investment.

In consideration of these factors, we have established suitability standards for purchasers of the Offered Units in this offering and subsequent purchasers of our Offered Units from third parties. These suitability standards require that a purchaser of our Offered Units have, excluding the value of a purchaser's home, furnishings and automobiles, either:

a net worth of at least $250,000; or

a gross annual income of at least $70,000 and a net worth of at least $70,000.

Residents of the State of California must meet heightened standards of suitability in order to be "qualified purchasers" under California law.

In the case of sales to fiduciary accounts (such as an IRA, Keogh Plan, or pension or profit sharing plan), these suitability standards must be met by the beneficiary, the fiduciary account or by the person who directly or indirectly supplied the funds for the purchase of our Offered Units if that person is the fiduciary. In the case of gifts to minors, the suitability standards must be met by the custodian account or by the donor.

These suitability standards are intended to help ensure that, given the long-term nature of an investment in our Offered Units, our investment objectives and the relative illiquidity of the Offered Units, an investment in the Offered Units is an appropriate investment for those who become Class A Members

How To Invest

For additional information please contact:

Courtlandt Securities Corporation
3991 Macarthur Boulevard Suite 320
Newport Beach, CA 92660-3004
(800) 994-7094 Ext. 221
investorrelations@courtlandgroup.com
www.courtlandtgroup.com


ActivCare
At
Bressi Ranch
Residential Memory Care
ActivCare at Bressi Ranch, LLC:
Class A Units of Membership Interest
$5,000,000 Maximum ($1,000 Per Class A Unit) Aggregate Offering
*Artists rendering. Actual building expected to be completed in September 2011.

ActivCare at Bressi Ranch is an in-development memory-care facility in Carlsbad, California, scheduled to open in September 2011. It will consist of an 80-unit, single-story building containing 39,400 square feet, with residential accommodations for seniors requiring memory care services

No money or other consideration is being solicited or will be accepted. An indication of interest made by a prospective purchaser involves no obligation or commitment of any kind, and, no sales will be made or commitment to purchase accepted until five business days after delivery of a Final Offering Circular and qualification of the Offering Statement of which the Offering Circular is a part with the Securities and Exchange Commission.

"A Preliminary Offering Circular, or Final Offering Circular once this Offering has been qualified with the Securities and Exchange Commission, with respect to ActivCare at Bressi Ranch, LLC and this Offering of Class A Units of Membership Interest, may be obtained from Courtlandt Securities Corporation, 3991 Macarthur Boulevard, Suite 320, Newport Beach, CA 92660 by calling (800) 994-7094 Ext. 221 or by applying to receive such information by clicking **REQUEST**."

FOR RESIDENTS OF CALIFORNIA, COLORADO, ILLINOIS AND MINNESOTA MEETING OUR SUITABILITY STANDARDS ONLY. In order to meet our minimum suitability standards, a prospective purchaser of our Class A Units must have, excluding the value of a purchaser's home, furnishings and automobiles, either: (i) a net worth of at least $250,000; or (ii) a gross annual income of at least $70,000 and a net worth of at least $70,000. Prospective purchasers in the state of California must qualify as a "qualified purchaser" under Section 25102(n) of the California Corporations Code. Prospective purchasers in California must review the California Qualified Purchaser Information below and certify that they meet one of the definitions of "qualified purchaser" set forth therein before requesting an offering circular for the Offering.

If you are a California Resident, please click the button below to review the Qualified Purchaser Information:

Read the California Qualified Purchaser Info

Request Offering Information

SP2011